Form 20-F
period 2020-12-31
INX Ltd
filed 2021-04-29
CIK 1725882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File No.: 333-233363

INX LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Gibraltar

(Jurisdiction of incorporation or organization)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Shy Datika

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Mark S. Selinger, Esq.

Gary Emmanuel, Esq.

McDermott Will & Emery, LLP
340 Madison Avenue
New York, NY 10173
(212) 547-5400

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: INX Tokens

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,639,451 Ordinary shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes    ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No   ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes    ☒  No    ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☐    No   ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No    ☒

INTRODUCTION

We are INX Limited, a Gibraltar private company limited by shares.

Unless indicated otherwise by the context, all references in this registration statement to “INX Limited”, the “Company”, “our Company”, “we”, “us”, “our” or the “Registrant” are to INX Limited and its subsidiaries.

EMERGING GROWTH COMPANY

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable to public companies that are not emerging growth companies. For example, we have elected to rely on the following exemptions:

●	an exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

We may take advantage of the exemptions available for emerging growth companies for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of the ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all of these reduced burdens.

It should be noted that the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

PRESENTATION OF FINANCIAL INFORMATION

We have included in this registration statement our audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the two years ended December 31, 2020. Our consolidated financial statements appearing in this registration statement are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

MARKET, INDUSTRY AND OTHER DATA

This registration statement includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which INX operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the blockchain industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, INX has neither independently verified any of the data from management or third-party sources referred to in this registration statement, nor analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this registration statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this annual report with respect to our business, financial condition and results of operations are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this annual report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to develop INX Digital and INX Securities trading platforms as contemplated, or at all;

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings;

●	our ability to identify a custodial relationship arrangement that FINRA or the SEC will approve as meeting the requirements of Rule 15c3-3 and to obtain a broker-dealer license;

●	changes in how we are taxed;

●	the lack of any existing marketplace for blockchain assets;

●	our lack of an operating history;

●	the impact of competition and new technologies;

●	our ability to obtain government regulations and approvals;

●	industry developments affecting our business, financial condition and results of operations;

●	our ability to cooperate with third party collaborators, including contractors for the design, development and implementation of our trading platform infrastructure;

●	our operating performance and cash flow, or lack thereof;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this annual report and the documents that we reference herein and have filed as exhibits to the annual report completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this annual report is accurate as of the date hereof. Because the risk factors referred to on page in Item 3.D. “Risk Factors” of this annual report, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this annual report, and particularly our forward-looking statements, by these cautionary statements.

i

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management.

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers.

Our principal United States legal advisors are McDermott Will & Emery LLP, located at 340 Madison Avenue, New York, NY 10173-1922. Our principal Israeli legal advisers are Horn & Co. Law Offices, Amot Investments Tower 2 Weizmann Street, 24th Floor, Tel Aviv 6423902, Israel. Our principal Gibraltar legal advisers are Hassans International Law Firm Limited Madison Building, Midtown, Queensway, Gibraltar GX11 1AA

C.	Auditors.

The consolidated financial statements of INX Limited as of December 31, 2020 and 2019 and for the years then ended appearing in this annual report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost Forer Gabbay & Kasierer are located at 144A Menachem Begin Street, 6492102 Tel-Aviv, Israel.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

You should read the following selected financial data in conjunction with “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and the financial statements, related notes and other financial information included elsewhere in this annual report.

The following table sets forth a summary of our consolidated statement of comprehensive loss and summary of our consolidated balance sheet data for the periods indicated. Our consolidated financial data as of December 31, 2020 and 2019, and the related consolidated financial data for the years then ended, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated financial information for the periods indicated should be read in conjunction with the consolidated financial statements and the accompanying notes. Historical results are not necessarily indicative of the results expected in the future.

Summary Consolidated Statements of Comprehensive Loss

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,	Year ended December 31,
	2020	2019

Operating expenses:
Research and development	1,581	468
Sales and marketing	2,153	108
General and administrative	7,847	2,324

Loss from operations	11,581	2,900

Fair value adjustment of INX Token liability	12,518	762
Fair value adjustment of INX Token warrant liability	209	92
Finance expense	23	70
Finance income	-	(135)

Loss and total comprehensive loss	24,331	3,689

Loss per share, basic and diluted	2.00	0.32

Weighted average number of shares outstanding, basic and diluted	12,152,006	11,395,273

Summary Balance Sheet Data

	December 31,
	2020	2019

Total Assets	8,085	387
Working Capital	(21,778)	(1,546)
Total Liabilities	29,831	1,933
Total Equity	(21,746)	(1,546)

B.	Capitalization and Indebtedness.

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 (unless stated otherwise). You should read the following table in conjunction with the sections titled “Selected Financial Data,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes included elsewhere in this prospectus.

(U.S, Dollars in thousands except share and per share data)	December 31, 2020 (audited)
Cash and cash equivalents	7,581
Restricted cash	-
Total liabilities	29,831
Equity:
Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000; Issued and Outstanding: 13,639,451.	18
Share premium	10,866
Receivable on account of shares	(9)
Conversion option of convertible loan	46
Accumulated deficit	(32,667)
Total equity (deficit)	(21,746)
Total liabilities and equity	$8,085

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Investing in INX Tokens involves a high degree of risk. You should carefully consider the risks we describe below, along with all of the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in INX Tokens. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INX Tokens could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INX Tokens.

You may lose all monies that you spend purchasing INX Tokens. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens, we strongly urge you not to purchase any INX Tokens. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this prospectus. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the INX Token sale.

We do not recommend that you purchase INX Tokens unless you have prior experience with cryptographic tokens, blockchain-based software and distributed ledger technology and unless you have received independent professional advice.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may not be able to develop the INX Digital and INX Securities trading platforms as contemplated or at all, or receive the regulatory approvals necessary to operate our business as currently contemplated.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	Our company has no operating history.

●	The prospect of Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	We may face significant delays in receiving a broker-dealer license as a result of our inability to identify a custodial relationship arrangement that FINRA or the SEC will approve as meeting the requirements of Rule 15c3-3.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	There is currently no trading market for our INX Tokens and, if a trading market were to develop, the price of the INX Tokens may be volatile.

●	Valuation of the INX Token is difficult and the offering price of the INX Tokens has been arbitrarily determined based on market conditions at the time of pricing and should not be used by an investor as an indicator of the fair market value of the INX Tokens.

●	The market for trading blockchain assets is still in the early stages of development and we expect to face intense competition from both regulated and unregulated blockchain asset trading platforms .

●	We may not receive regulatory approval in the various jurisdictions in which we plan to operate our businesses.

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

We have no operating history.  We may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all.

We are a recently formed company established under the laws of Gibraltar with minimal activity and no historical operating results. Since our date of inception in September 2017, we have incurred a loss from operations and, as of December 31, 2020, we have an accumulated deficit of $32,667,000. In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Additionally, we expect that we will incur approximately $19 million of expenses to complete the development of the two phases of development contained in our business plan. See “Item 1.B Business Overview – Phases of Development.”

We have not commenced operations of INX Trading Solutions. We may not have sufficient funding to complete our business plan. There is no guarantee that we will be able to raise any additional capital in the future or that additional capital will be available on acceptable terms.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

RISKS RELATED TO BLOCKCHAIN ASSETS

Blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in our Company.

The development of blockchain networks is a new and rapidly evolving industry that is subject to a high degree of uncertainty. Factors affecting the further development of the blockchain industry include:

●	continued worldwide growth in the adoption and use of blockchain networks and assets;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the popularity or acceptance of the Bitcoin or Ethereum networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation and use of blockchain networks and assets; and

●	the general economic environment and conditions relating to blockchain networks and assets.

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors or innovators and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and our operations.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the INX Tokens and Ethereum blockchain may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the INX Token and result in substantial losses to purchasers of INX Tokens.

If we discover errors or unexpected functionalities in the INX Token smart contract after it has been deployed, we may make a determination that the INX Token smart contract is defective and that its use should be discontinued. Although we intend to replace the INX Token and the INX Token smart contract with a new token using a new smart contract, we may be required to take certain measures, such as freezing digital wallet addresses so that such wallets cannot transfer INX Tokens, which may disrupt trading in the INX Tokens. Such a determination and our subsequent deployment of a new smart contract and replacement token could have a material effect of the value of any investment in the INX Token or our business.

The creation and operation of digital platforms for the public trading of blockchain assets will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Risks associated with the distributed ledger technology could affect our business directly or the market for blockchain assets generally. In either case, the occurrence of these events could have a materially adverse effect on an investment in the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Most blockchain networks operate based on some form of open-source software. An open source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Blockchain networks may be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Such events may result in a loss of trust in the security and operation of blockchain networks and a decline in user activity which could have a negative impact on the Company.

Each blockchain network, including the Ethereum network, is dependent upon its users and contributors, and actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally.

Developers and other contributors to blockchain network protocols generally maintain or develop those blockchain networks, including the verification of transactions on such networks. Because the networks are decentralized, these contributors are generally not directly compensated for their actions. Therefore, most blockchain networks provide that such contributors receive awards and transfer fees for recording transactions and otherwise maintaining the blockchain network. Such fees are generally paid in the blockchain asset of that network.

The security and integrity of blockchain assets, including the value ascribed to blockchain assets, relies on the integrity of the underlying blockchain networks. We are issuing the INX Token, an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

If the awards and fees paid for maintenance of a network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the blockchain network. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transfer fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transfer fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the blockchain network and its assets. To the extent that this occurs with regard to blockchain networks that underlie the blockchain assets traded on our platforms, including the Ethereum network, it could have a materially adverse effect on an investment in the Company. To the extent that this occurs with regard to the Ethereum network, it could have a materially adverse effect on an investment in the INX Token.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect the Company.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. As relatively new products and technologies, blockchain assets have only recently become accepted as a means of payment for goods and services, and such acceptance and use remains limited. Conversely, a significant portion of demand for blockchain assets is generated by speculators and investors seeking to profit from the short- or long-term holding of blockchain assets.

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, in a report published by Bitwise Asset Management8, Bitwise claimed that 95% of bitcoin trading activity appearing on 81 blockchain asset trading platforms is fake. Bitwise’s report further stated that trading platforms and blockchain asset developers are incentivized to artificially inflate trading volumes so that their platform or asset rises in league tables and gains prominence in the industry. As a result, trading platforms or blockchain assets may seek to inflate demand for a specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

[8]	https://www.sec.gov/comments/sr-nysearca-2019-01/srnysearca201901-5164833-183434.pdf

The market price of these blockchain assets, as well as other blockchain assets that may be developed in the future, may continue to be highly volatile. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

Several additional factors may influence the market price of blockchain assets, including, but not limited to:

●	Global blockchain asset supply;

●	Global blockchain asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset trading platforms and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

●	Changes in the software, software requirements or hardware requirements underlying the blockchain networks;

●	Changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

●	The cost of trading and transacting in blockchain assets, and whether such costs may become fixed or standardized;

●	Investors’ expectations with respect to the rate of inflation;

●	Interest rates;

●	Currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

●	Fiat currency withdrawal and deposit policies of blockchain asset trading platforms and liquidity on such platforms;

●	Interruptions in service or other failures of major blockchain asset trading platforms;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain networks or blockchain assets;

●	Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	Regulatory measures, if any, that affect the use of blockchain assets;

●	The maintenance and development of the open-source software utilized in blockchain networks;

●	Global or regional political, economic or financial events and situations; or

●	Expectations among blockchain network participants that the value of such blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Ether or Bitcoin may affect the industry as a whole and may also cause the price of other blockchain assets to fluctuate.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect our business and investment in the Company.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

Initially, it was unclear how distributed ledger technologies, blockchain assets and the businesses and activities utilizing such technologies and assets would fit into the current web of government regulation. As blockchain networks and blockchain assets have grown in popularity and in market size, international, federal, state and local regulatory agencies have begun to clarify their position regarding the sale, purchase, ownership and trading of blockchain assets.

Regulation of the trading of blockchain assets has evolved significantly over the past year. On November 16, 2018, the Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading, confirming the applicability of the federal securities law framework to new and emerging technologies, such as blockchain assets. The Statement summarized the Commission’s stance with regard to actors and institutions that sell security tokens in initial offerings or develop and facilitate the secondary market for security tokens. Although the Statement provides additional guidance to participants in the blockchain asset marketplace, in general the regulation of blockchain assets under the current regulatory framework applicable to currencies or securities remains in its early stages and is subject to uncertainty.

In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether. See “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by INX Trading Solutions, and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in the Company.

RISKS RELATED TO OUR COMPANY’S OPERATIONS

Our ability to develop INX Trading Solutions faces operational, technological and regulatory challenges and we may not be able to develop the INX Trading Solutions as contemplated or at all.

We may not be able to develop INX Trading Solutions, including the INX Digital and INX Securities trading platforms, as contemplated by our business model or at all. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed INX Trading Solutions platforms.

The development, structuring, launch and maintenance of our trading platforms could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our proposed platforms are complex and their creation requires the integration of multiple technologies and the development of new software. There can be no assurance that we will have the financial and technological resources necessary to complete the development of our trading platforms if their development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. Even if we are able to develop INX Trading Solutions as contemplated, we may not be able to develop our platforms on a timely basis.

Further, there can be no assurance that our platforms will gain the acceptance of customers or other market participants. Because blockchain asset trading is in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

In addition, there can be no assurance that our platform will qualify for registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries. We intend that one of our subsidiaries, INX Digital, will obtain state money transmitter licenses in order to operate a trading platform for cryptocurrencies. In addition, we intend that another of our U.S. subsidiaries, INX Services, will register as a broker-dealer to act as an introducing broker and subsequently to operate an alternative trading system for security tokens. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

We may fail to qualify for registrations under any of these authorities or we may be required to alter our business model as currently contemplated in order to meet the requirements of these regulatory authorities. Either of these results would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment.

Because distributions to the INX Token holders are dependent on our cash flow, our failure to develop the INX Trading Solutions platforms, failure of the INX Trading Solutions platforms to gain regulatory approvals or failure of the INX Trading Solutions platforms to gain acceptance may prevent us from paying a distribution to the INX Token holders. Further, our failure to develop the INX Securities trading platform would prevent INX Token holders from using INX Tokens as payment for transaction fees on the INX Securities trading platform. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render INX Tokens worthless.

INX Securities trading platform depends upon security tokens being transferred to and held by a custodian before being traded on our INX Securities trading platform; however, we have been unsuccessful in identifying a custodian relationship that the SEC has determined will satisfy our obligations under Rule 15c3-3 of the Exchange Act with regard to providing custodial services for security tokens.

The model for our INX Securities trading platform envisions that security tokens traded on the platform will be transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such security token. Once a security token is deposited with our custodian, trades on our INX Securities trading platforms will be recorded only on our internal centralized servers, and they will not be recorded on a blockchain ledger.

Exchange Act Rule 15c3-3, known as the Customer Protection Rule, imposes several obligations on securities brokers and dealers, including an obligation to obtain possession or control of securities that its customers have purchased. After registering as a broker-dealer, INX Services plans to meet its obligations under Rule 15c3-3 with regard to security tokens traded by its customers by engaging a custodian and delivering the majority of its customers’ security tokens to a segregated account controlled by such custodian. Prior to obtaining a broker-dealer license, INX Services is required to demonstrate that it is able to comply with Rule 15c3-3.

There is currently significant uncertainty regarding the application of Rule 15c3-3 and other federal securities laws and regulations to market intermediaries that seek to facilitate the trading of security tokens. On July 8, 2019, the SEC Division of Trading and Markets and FINRA Office of General Counsel issued the Joint Staff Statement on Broker-Dealer Custody of Digital Assets, stating that established laws and practices that the Staffs recognize as enabling broker-dealers to comply with aspects of the Customer Protection Rule may not be available or effective in the case of blockchain assets. On December 23, 2020, the SEC issued a statement and request for comment regarding the custody of digital asset securities by broker-dealers in accordance with Rule 15c3-3. The guidance sets forth the SEC’s position that, for a period of five years, a broker-dealer operating under the circumstances set forth in the guidance will not be subject to a Commission enforcement action on the basis that the broker-dealer deems itself to have obtained and maintained physical possession or control of customer fully paid and excess margin digital asset securities. These circumstances, among other things, include that the broker-dealer limits its business to digital asset securities, establishes and implements policies and procedures reasonably designed to mitigate the risks associated with conducting a business in digital asset securities, and provides customers with certain disclosures regarding the risks of engaging in transactions involving digital asset securities. The SEC is requesting comment to gain additional insight into the evolving standards and best practices with respect to custody of digital asset securities. We have yet to identify a custodial arrangement for the secure holding of security tokens that FINRA or the SEC will approve as meeting the requirements of Rule 15c3-3.

If we are not able to identify such an arrangement, or if the FINRA delays in approving our broker-dealer license as a result of our custodial relationship, such failure or delay could prevent us from developing the INX Securities trading platform or other operations of INX Services as currently envisioned. This would have a material adverse effect on the ability to use the INX Token as a means of payment for transaction fees on the INX Securities trading platform, and would further negatively affect our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment.

We expect to face intense competition from other companies and, if we are not able to successfully compete, our business, financial condition and operating results will be materially harmed.

We expect to encounter competition in all aspects of our business, including from entities having substantially greater capital and resources, offering a wide range of products and services and in some cases operating under a different and possibly less stringent regulatory regime.

We will face competition from other securities, futures and securities option exchanges; over-the-counter markets (OTC); clearing organizations; large industry participants; swap execution facilities; alternative trade execution facilities; technology firms, including electronic trading system developers, and others. New entrants may enter the market with alternative methods of providing trade execution and related services, and existing competitors may launch new initiatives.

Many of these competitors have greater financial, marketing, technological and personnel resources than we do. In addition, many of our competitors may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Our ability to develop competitive advantages will require continued enhancements to our products, investment in the development of our services, additional marketing activities and enhanced customer support services. There can be no assurance that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services or that we will otherwise be successful in developing market share. If competitors offer superior services, our market share could be affected and this would adversely impact our business and results of operations.

Failure to keep up with rapid changes in industry-leading technology, products and services could negatively impact our results of operations.

The financial services industry is subject to rapid technological change and evolving industry standards. User demands become greater and more sophisticated as the dissemination of products and information to customers increases. If we are unable to anticipate and respond to the demand for new services, products and technologies, innovate in a timely and cost-effective manner and adapt to technological advancements and changing standards, we may be unable to compete effectively, which could have a material adverse effect on our business. Many of our competitors have significantly greater resources than we do to fund research and development initiatives. Moreover, the development of technology-based services is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases, failure to meet key deadlines, or significant problems in creating new products could negatively impact our revenues and profits.

We may not receive regulatory approval in the various jurisdictions in which we plan to operate our businesses.

We are seeking or we plan to seek registrations with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries. We intend that one of our subsidiaries, INX Digital, will apply for state money transmitter licenses in order to operate a trading platform for cryptocurrencies. In addition, we intend that another of our U.S. subsidiaries, INX Services, will register as a broker-dealer to act, at least initially, as an introducing broker and subsequently to operate INX Securities as an ATS for security tokens.

To establish INX Securities as an ATS, INX Services will be required to file a Form ATS with the SEC. The Form ATS will include a description of the processes, rules and procedures that will govern the trading of security tokens on the INX Securities trading platform.

However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of digital assets, including regulations governing the conduct of market intermediaries to the trading of security tokens. In addition, such processes, rules and procedures remain subject to our further development of the INX Securities trading platform infrastructure. These and other factors may cause significant delay or may prevent us from developing our trading platforms, including the development of the INX Securities trading platform as an ATS as currently envisioned.

If we fail to qualify with any of these authorities, we may be unable to execute our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

Firms in the financial services industry have experienced increased scrutiny in recent years. Such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses.

The securities markets and the brokerage industry in which we operate are subject to extensive, evolving regulation that imposes significant costs and competitive burdens that could materially impact our business.

Most aspects of our broker-dealer operations will be highly regulated, including regulated oversight over sales and reporting practices, operational compliance, capital requirements and licensing of employees. Accordingly, we face the risk of significant intervention by regulatory authorities such as the SEC and FINRA in the U.S. and their equivalents in other countries.

Compliance with regulations may require us and our customers to dedicate significant financial and operational resources that could result in some participants leaving our markets or decreasing their trading activity, which would negatively affect our profitability. We expect to continue to incur significant costs to comply with the extensive regulations that apply to our business.

See “Item 1.B Business Overview — Regulation of Our Trading Platform” for a description of potential regulation of our business.

As we expand our business, we may be exposed to increased and different types of regulatory requirements. We may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which may adversely affect our business. Also, regulatory changes that impact how our customers conduct their business may impact our business and results of operations. The U.S. federal government and other governments outside of the United States may implement new or revised regulatory requirements for the financial services industry. Any changes to the regulatory rules could cause us to expend more significant compliance, business and technology resources, incur additional operational costs and create additional regulatory exposure.

If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel or other sanctions, including revocation of our broker-dealer registrations.

The extent to which blockchain assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact our business.

The potential, or perceived potential, for anonymity in transfers of bitcoin and similar blockchain assets, as well as the decentralized nature of blockchain networks, has led some terrorist groups and other criminals to solicit bitcoins and other blockchain assets for capital raising purposes. As blockchain assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have been examining the operations of blockchain assets, their users and exchanges, concerning the use of blockchain assets for the purpose of laundering the proceeds of illegal activities or funding criminal or terrorist enterprises.

In addition to the current market, new blockchain networks or similar technologies may be developed to provide more anonymity and less traceability. There is also the potential that other blockchain asset trading platforms may court such illicit activity by not adhering to know-your-customer and anti-money laundering practices.

We may not be able to prevent illegal activity from occurring over our platforms. We may be unable to detect the unauthorized use of a KYC/AML vetted account on one of our platforms. Further, we may be unable to verify whether private keys for wallets containing INX Tokens have been transferred to third parties who have not completed our KYC/AML process. Although we plan to implement procedures that will ensure that we remain in compliance with our KYC/AML obligations, we may not be successful in deterring or identifying illegal activity.

The use of blockchain assets for illegal purposes, or the perception of such use, over our platforms or on other trading platforms could result in significant legal and financial exposure, damage to our reputation, damage to the reputation of blockchain assets and a loss of confidence in the services provided by our platforms and the blockchain asset community as a whole. Our failure to meet our KYC/AML requirements could result in regulatory penalties which could have a materially adverse effect on our business.

We may not have sufficient cash flow from operating activities, cash on hand and the ability to obtain borrowing capacity to finance required capital expenditures, fund strategic initiatives and meet our other cash needs. These obligations require a significant amount of cash, and we may need additional funds, which may not be readily available.

The viability of our business will be dependent on the availability of adequate capital to develop and maintain our business and meet our regulatory capital requirements. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If INX Trading Solutions does not attract clients and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms.

Low levels of operating cash flow together with limited access to capital or credit in the future could have an impact on our ability to meet our regulatory capital requirements, invest in our software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, repay our outstanding debt, or make dividend payments. Such outcomes could have an adverse effect on our business, financial condition and operating results.

Our business model depends, in part, on our ability to resell INX Tokens received as payment for transaction fees by INX Services. Resales by the Company of such Tokens require compliance with the registration requirements of the Securities Act. If we are unable to register such Tokens, there may not be a sustainable market in INX Tokens and we may be unable to execute our business plan.

We anticipate that users of the INX Securities trading platform will be incentivized to use INX Tokens as payment for transaction fees on the platform. Because only a finite amount of INX Tokens exist, Tokens received as payment will reduce the availability of INX Tokens unless the Company resells Tokens pursuant to a future primary offering. We intend to file one or more registration statements to register for re-issuance of INX Tokens which INX Services receives as payment for transaction fees on the INX Securities trading platform, however the Company may not be eligible to do so, may experience delays in preparing these registration statements or having these registration statements declared effective, or may not succeed in selling additional INX Tokens, either in registered offerings or offerings that are exempt from registration. If the Company is unable to re-issue INX Tokens received as payment for transaction fees, holders of INX Tokens may have reduced liquidity and the operations of INX Services and the INX Securities trading platform, and our business in general, may be adversely affected.

Our securities business and related clearing operations expose us to material default and liquidity risk.

We plan to self-clear blockchain asset transactions. Our clearing broker operations will expose us to counterparties with differing risk profiles. We plan to guarantee transactions submitted by our clearing broker with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional customers.

We may be required to finance our clients’ unsettled positions and we could be held responsible for the defaults of our clients. Default by our clients may also give rise to our incurring penalties imposed by execution venues, regulatory authorities and clearing and settlement organizations.

Regulatory agencies have recently required clearing and settlement organizations to increase the level of margin deposit requirements and they may continue to do so in the future. Growth in trading activity may lead to higher regulatory capital requirements. We cannot assure you that these capital requirements will be sufficient to protect market participants from a default or that we will not be adversely affected in the event of a significant default.

Broker-dealers are also subject to regulatory capital requirements promulgated by the applicable regulatory and exchange authorities of the countries in which they operate. The failure to maintain required regulatory capital may lead to suspension or revocation of a broker-dealer registration and suspension or expulsion by a regulatory body. If existing cash together with cash from operations are not sufficient, we may need to reject orders from clients and we may ultimately breach regulatory capital requirements.

Furthermore, if our broker-dealer subsidiaries are subject to new or modified regulatory capital rules or requirements, or fines, penalties or sanctions due to increased or more stringent enforcement, it could materially limit or reduce the liquidity we may need to expand or even maintain our then-present levels of business, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to maintain minimum net capital that meets regulatory requirements. Further, our commitment to maintain the Cash Fund may limit our ability to invest in our future growth.

Once INX Services is registered as a broker-dealer, it must maintain minimum net capital that satisfies the requirements under Rule 15c3-1 under the Exchange Act. Depending upon our future business activities, we may become subject to additional capital requirements in the United States or other foreign jurisdictions in which we may conduct business in the future.

In addition, we are committed to reserve 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund.” The Cash Fund is intended to provide additional comfort to our customers with respect to the financial stability of the Company.

In addition, we invest a significant level of resources in the continued development and operation of INX Trading Solutions. We cannot guarantee that we will have or will maintain any material amount of cash reserves. We may not have sufficient funding to complete our business plan.

Current and future regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to carry on or expand our operations or may result in higher than anticipated costs for financing our operations. If we fail to maintain the required levels of capital, we may be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements. If our reserves are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

There can be no assurance that we will have sufficient assets or that we will be able to obtain and maintain liability insurance on acceptable terms or with adequate coverage to cover our liabilities.

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. We are committed to reserve 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company will utilize the Cash Fund only in response to these events. However, the Cash Fund may be insufficient to cover all losses associated with significant liability claims. Further, the Company does not plan to replenish the Cash Fund after our initial public offering and after it has been used for these purposes.

Further, we do not currently have insurance to cover potential losses that may occur on our platform. Insurance coverage against such losses is expensive and may not be available on acceptable terms, or at all. Available insurance coverage may be subject to unfavorable terms and conditions and require payments of significant deductibles, or it may not be sufficient to cover all losses in the case of a claim. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential liability claims could result in us becoming subject to significant liabilities that are uninsured.

We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our trade orders through electronic means, such as through public and private communications networks. Our systems, or those of our third party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur:

●	unanticipated disruptions in service to our customers;

●	slower response times and delays in our customers’ trade execution and processing;

●	failed settlement of trades;

●	incomplete or inaccurate accounting, recording or processing of trades;

●	financial losses;

●	security breaches;

●	litigation or other customer claims;

●	loss of customers; and

●	regulatory sanctions.

If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market.

We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to accommodate the increases in volume of transactions and order transaction traffic and to provide processing services to third parties. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

We face cyber-attack and other cyber security risks.

We regard the secure transmission of confidential information and the ability to continuously transact and clear on our electronic trading platforms as critical elements of our operations. Our technology, our people and those of our third party service providers and our customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about our technology, financial data or user information or take other actions that would be damaging to the Company and/or holders of INX Tokens.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

The INX Token Distributed Ledger is publicly available and contains encrypted personal information. The misuse or theft of this information may give rise to breaches of privacy laws, fines and sanctions.

For many blockchain assets, distributed ledgers are used to record transfers of ownership of the asset. Information regarding ownership is most commonly represented by ledger balances and an owner’s public wallet address. Such information includes the complete transfer history from the inception of the respective blockchain asset and such information regarding ownership of the assets, including the public wallet address, is generally available to the public. For many blockchain assets, personal identifying information that is used to associate a public wallet address with its owner is typically maintained in a separate database that is not exposed to the public.

The INX Token smart contract contains a feature whereby encrypted personal information is stored within the token smart contract (rather than a private, centralized database). The Company will hold a private key which will enable decryption of such personal information.

There are a number of data protection, security, privacy and other government- and industry-specific requirements that are implicated by utilizing a distributed ledger. If blockchain networks are unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, their growth could be harmed.

Further, if the key which enables decryption of personal information becomes comprised, personally identifiable information of INX Token holders may be revealed. Security breaches with respect to the holders’ personal identity information database could result in theft of the information necessary to link personal identity with public keys, and thus the stolen information could be used to determine the affected holder’s complete transfer history. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of blockchain assets.

Security attacks against the Company could result in a loss of the Company’s blockchain assets, including the INX Tokens, theft of personal information of our customers or damage to our reputation and our brand, each of which could adversely affect an investment in the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. Since 2011, more than $1.7 billion has been publicly reported stolen from cryptocurrency exchanges and investors. For example, in January 2018, about $500 million worth of blockchain assets were stolen from a major Japanese trading platform9. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

In addition, the Company will hold private keys that allow it or its transfer agent, as applicable, the ability to “freeze” or reject automatically any digital wallet address from participating in transfers of INX Tokens, or unilaterally transfer INX Tokens out of a third-party digital wallet. If such private keys are compromised, all owners of INX Tokens are at risk of losing the ability to transfer their INX Token out of their digital wallet or they may have their INX Token transferred out of their digital wallet without their permission.

Our security measures may prove insufficient depending upon the attack or threat posed. We may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to our private keys, company and customer data or blockchain assets.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in the Company.

The loss of key personnel, particularly Mr. Shy Datika, our President, could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel, particularly Mr. Shy Datika, one of our founders, our controlling shareholder and President, who has extensive market knowledge and long-standing industry relationships. In particular, our reputation among and our relationships with key blockchain industry leaders are the direct result of a significant investment of time and effort by Mr. Datika to build credibility in a highly specialized industry. The loss of services of Mr. Shy Datika could diminish our business and growth opportunities and our relationships with key leaders in the blockchain industry and could have a material adverse effect on us.

Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology, operations and development professionals.

Our business operations will require highly specialized knowledge of the financial industry and of technological innovation as it applies to the financial industry. If we are unable to hire or retain the services of talented employees, including executive officers, other key management and sales, technology, operations and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

We have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business and no assurance can be given that we will be able to hire the necessary persons on acceptable terms, if at all.

Our business is in its developmental stage and we have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business. If we are unable to hire persons with the necessary expertise on terms acceptable to us then we will not be able to develop INX Trading Solutions as contemplated. Further, even if we are able to hire such service providers, they might be unable to meet our specifications and requirements, which could have a material adverse effect on our ability to develop and launch our business plan.

[9]	https://www.cnbc.com/2018/01/26/japanese-cryptocurrency-exchange-loses-more-than-500-million-to-hackers.html; See also http://blockgeeks.com/guides/cryptocurrency-hacks

As a financial services provider, we will be subject to significant litigation risk and potential commodity and securities law liability.

Many aspects of our business involve substantial litigation risks. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC, state securities regulators and other U.S. regulatory agencies.

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, that we provided materially false or misleading statements in connection with a transaction or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INX Securities trading platform, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impairing our profitability.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity.

We cannot assure you that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use or unauthorized disclosure of confidential information. We are at risk that our employees may engage in insider trading of the digital assets listed on one of our platforms which may lead to corporate actions, such as a suspension of trading, and legal actions that could have an adverse effect on the Company.

Further, our employees could make errors in recording or executing transactions for customers which would cause us to enter into transactions that customers may disavow and refuse to settle.

It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition and operating results.

Our operations of businesses outside of the United States and our acceptance of currencies other than the U.S. Dollar will subject us to currency risk.

Once we commercialize our INX Trading Solutions model, we intend to expand globally and portions of our revenues and expenses will be denominated in currencies other than the U.S. dollar. In addition, the Company and its subsidiaries will accept various currencies as payment for the purchase of the INX Tokens or fees for services. Because our financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of our non-U.S. results of operations and financial condition.

Increases or decreases in the value of the U.S. dollar against these other currencies may affect our operating results and the value of assets and liabilities denominated in foreign currencies.

We will accept certain cryptocurrencies as payment for the purchase of INX Tokens and fees for services. Our holding of these cryptocurrencies will subject us to risks due to fluctuations in the value of these cryptocurrencies.

We may accept certain cryptocurrencies as payment for the purchase of INX Tokens and as payment for fees for services. These cryptocurrencies will be held until sold. Proceeds from the sale of such cryptocurrencies will be dependent on the U.S. dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the trading value of a cryptocurrency while it is held by us will result in a decrease in the operating results of the Company.

We may not be able to successfully execute our business strategy if we are deemed to be an investment company under the Investment Company Act of 1940.

In general, under the Investment Company Act, a U.S. company that does not qualify to use one of the “private investment company” (or other specialized) exemptions from investment company status, that has made (or proposes to make) a public offering of its securities and that is, or hold itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities must register, and is subject to regulation, as an investment company under that Act. In addition, in general, investment company status may apply (again, unless a specialized exemption is available) because a company owns “investment securities” (essentially, non-controlling interests in other companies’ securities or controlling interests in companies that have the characteristics of an investment company) constituting more than 40% of the value of the investing company’s unconsolidated assets (disregarding U.S. government securities and “cash items”). We intend that our future activities will not cause us to be considered an investment company.

We may accept certain cryptocurrencies (Bitcoin or Ether) as payment for the purchase of INX Tokens and hold these cryptocurrencies until sold. Further, we intend that our subsidiaries, INX Digital and INX Services, will engage in the trading of cryptocurrencies and security tokens, respectively. During the initial operations of the Company, we intend that INX Digital will trade only cryptocurrencies, such as Bitcoin and Ether, that we have determined, after investigation, not to be securities. After INX Services, or a different U.S. subsidiary, is able to register as a broker and alternative trading system, we expect that it will engage in trading security tokens that will constitute securities, but that INX Services (or such subsidiary) will qualify to utilize an exemption from investment company status under Section 3(c)(2) of the Investment Company Act that applies to entities “primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

Accordingly, we believe that the cryptocurrencies that we or our subsidiaries will own and trade in will not be securities. In the case of trading in security tokens by a subsidiary that qualifies to use the Section 3(c)(2) exemption from investment company status, our ownership interest in that subsidiary will not constitute an “investment security” (as a result of the availability of the exemption). As a result, we believe we will not be primarily engaged in the business of investing, reinvesting or trading in securities and that investment securities will not constitute more than 40% of the unconsolidated value of our total assets after eliminating holdings in U.S. government securities and cash items.

While we believe that our business activities will not cause us to be an investment company, if we were deemed to be, and were required to register as, an investment company, we would be forced to comply with substantive requirements under the Investment Company Act, including limitations on our ability to borrow, limitations on our capital structure, limitations on our ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. If we were forced to comply with those requirements, we would be required to change our structure and future operations from our current plans, could be prevented from successfully executing our business strategy and could be required to cease business.

We will need to implement strict finance and accounting systems, procedures and controls to operate our business.

We will be required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with these requirements will be expensive. We will need to implement strict finance and accounting systems, procedures and controls to satisfy our reporting requirements and these requirements may increase our costs and require additional management time and resources. However, as an “emerging growth company” as defined in the JOBS Act we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We have not completed an assessment, nor have our auditors tested, our systems of internal controls. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. If our internal controls have undetected weaknesses or our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of the INX Token and adversely impact our business and financial condition. See “Item 15. Controls and Procedures.”

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to complete development of, successfully implement and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers. We must swiftly and effectively construct the INX Digital and INX Securities trading platform to remain competitive.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

We, as well as many of our potential customers, depend on third party suppliers and service providers for a number of services that are important. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business, including revenues derived from our customers’ trading activity.

We will depend on a number of suppliers, such as banking, clearing and settlement organizations, on-line service providers, data processors, and software and hardware vendors, for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We also depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to our data centers. Many of our customers rely on third parties, such as independent software vendors, to provide them with front-end systems to access our platform and other back office systems for their trade processing and risk management needs.

We cannot guarantee that these service providers will make the necessary monetary and time investments to provide services for our INX Trading Solutions model and changes to our interfaces and functionality that occur as we develop our business. To the extent any of our service providers or the organizations that provide services to our customers in connection with their trading activities cease to provide these services in an efficient, cost-effective manner or fail to adequately expand their services to meet our needs and the needs of our customers, we could experience decreased trading volume, lower revenues and higher costs which could adversely affect an investment in the Company.

Our revenues and profits will be substantially dependent on the trading volume in our markets. Our revenues and profits would be adversely affected if we are unable to develop and continually increase our trading volume once INX Trading Solutions becomes operational.

The success of our business depends, in part, on our ability to develop then continually increase our trading volume; develop and expand our product offerings or execution facilities; and attract new customers. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business.

We cannot provide assurances that we will be able to develop and expand product lines, that we will be able to attract and retain customers or that we will be able to modify our pricing structure to compete effectively.

Trading volumes on blockchain asset trading platforms have historically been volatile. Such volatility may be the result of various factors, including fluctuations in the price of blockchain assets or periods of rapid expansion and contraction of adoption and use of blockchain assets. Trading volume will also be directly affected by domestic and international factors that are beyond our control, including:

●	economic, political and geopolitical market conditions;

●	legislative and regulatory changes, including any direct or indirect restrictions on or increased costs associated with trading in our markets;

●	broad trends in the industry and financial markets;

●	shifts in global or regional demand or supply in commodities underlying our products;

●	competition;

●	changes in government monetary policies, especially the regulation of tokens and the number of registered token offerings;

●	availability of capital to our market participants and their appetite for risk-taking;

●	levels of assets under management;

●	pandemics affecting our customer base or our ability to operate our markets; and

●	consolidation in our customer base and within our industry.

Any one or more of these factors may contribute to reduced activity in our markets.

Declines in trading volume may negatively impact market liquidity, which could lead to further loss of trading volume. Material decreases in trading volume would have a material adverse effect on our financial condition and operating results.

The revaluation of the INX Token liability to fair value for each reporting period may have a negative effect on our equity and our comprehensive income.

As more fully described in the notes to our financial statements, the INX Token liability is remeasured at each reporting period to fair value with changes in fair value recorded in profit or loss. Because there is no trading market for the INX Tokens, the fair value of each INX Token is currently determined by our management and the board of directors based on a valuation, derived from a draft third party share and token purchase agreement.

If a trading market were to develop for INX Tokens, the fair market value of the INX Tokens, represented by their market price, will be subject to fluctuations due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors. Accordingly, the financial liability measured at fair market value will also fluctuate.

The remeasurement of the INX Token liability to fair value in each reporting period may have a negative effect on our equity and our comprehensive income.

We have an evolving business model.

As blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

We may have difficulty executing our growth strategy and maintaining our growth effectively.

Our growth requires additional investment in personnel, facilities, information technology infrastructure and financial and management systems and controls and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations.

There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

Our senior management may be reimbursed for costs and expenses that exceed what is necessary to achieve our proposed development goals.

The Company reimburses reasonable expenses of its employees, senior management and directors that are incurred in the performance of their respective duties. Expenses incurred by employees on behalf of the Company are approved by the Company’s senior officers prior to their reimbursement. Expenses that are greater than $10,000 require the signature of two of our directors.

The Company does not currently have a policy that defines what expenses would be “reasonable” or that sets a cap or ceiling on the reimbursement of out-of-pocket expenses incurred on behalf of the Company. The lack of such a policy may result in our senior management submitting costs and expenses for reimbursement that exceed what is necessary to achieve our proposed development goals. The lack of such a policy, guidelines for determining whether an expense is “reasonable” or a cap on reimbursements may also delay the Company from preventing a conflict of interest between the senior management and the Company for substantial outstanding expenses.

Continued reimbursement of substantial out-of-pocket expenses that exceed what is required to achieve our development plan could subject us to financial losses or materially harm our reputation, financial condition and operating results.

We intend to explore acquisitions, other investments and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business and the price of INX Tokens.

We intend to explore and pursue acquisitions, strategic partnerships, joint ventures and other alliances to strengthen our business and grow our company.

The market for acquisitions and strategic opportunities is highly competitive, especially in light of recent merger and acquisition activity in our industry. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services and operations, achieving anticipated synergies that were inherent in our valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write-downs of assets or impairment charges, increased amortization expenses and decreased earnings, revenue or cash flow from dispositions.

We may be unable to identify strategic opportunities or we may be unable to negotiate or finance future transactions on terms favorable to us. To the extent we enter into joint ventures and alliances, we may experience difficulties in the development and expansion of the business of any newly formed ventures, in the exercise of influence over the activities of any ventures in which we do not have a controlling interest, as well as encounter potential conflicts with our joint venture or alliance partners.

We may not realize the anticipated growth and other benefits from our growth initiatives and investments, which may have an adverse impact on our financial condition and operating results.

The Company may in the future be dependent in part on the data center facilities of third parties.

The Company’s future infrastructure network may be established in whole or in part through servers which it owns and/or houses at the location facilities of third parties, and/or servers that it rents at data center facilities of third parties. If the Company is unable to secure or renew its data facility leases on commercially reasonable terms or at all, the Company may be required to transfer its servers to a new data center facility, and may incur significant costs and possible service interruption in connection with the relocation. These facilities are also vulnerable to damage or interruption from, among others, natural disasters, arson, terrorist attacks, power losses, and telecommunication failures. Additionally, the third party providers of such facilities may suffer a breach of security as a result of third party action, employee error, malfeasance or otherwise, and a third party may obtain unauthorized access to the data in such servers. The Company and the providers of such facilities may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business may be adversely affected by the impact of coronavirus.

Public health epidemics or outbreaks could adversely impact our business. In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide, including to Israel and the United States. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to our business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations, including the development of our platforms within our expected timeframes, our workforce, including the health and safety of our employees and our ability to complete recruitment for open positions on our team, and our ability to raise capital. In addition, the coronavirus pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate our platforms. Each of these factors could have an adverse impact on our business, financial condition and results of operation.

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time, contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform that is yet to be developed and may delay or cancel the development, structuring, licensing and/or launch of the anticipated Token functionality. Suppliers on which the Company relies for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform that is yet to be developed and/or the ability to develop, structure, license and/or launch any Token functionality. Any such circumstances would then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have no operating history and therefore valuation of the INX Token is difficult.

We were incorporated under the laws of Gibraltar on November 27, 2017 and our operations to date have consisted of planning and developing INX Trading Solutions and the INX Token, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement INX Trading Solutions and the INX Token as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

We believe that the value of the INX Token will be influenced by the supply of the INX Token, the market’s perception of the INX Token’s value and the liquidity for Tokens on a secondary market. The original purchase price of the INX Token in our initial public offering may not be indicative of the market price of INX Tokens after they have been made available for trading on a market. There is also no assurance that the market price of INX Tokens will not decline below the original purchase price of our initial public offering.

If our INX Token does not gain public acceptance or is not adopted, used or traded by a substantial number of individuals, companies and other entities, it could have a material adverse impact on the value of the INX Token.

The prospect of any holder of INX Tokens to receive any cash distributions from us is highly uncertain.

Under the INX Token Purchase Agreement, holders of INX Tokens as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow are entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Although such annual calculation will be based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to holders of INX Tokens will be audited at the time of any distribution. Further, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution.

Further, as of December 31, 2020, cumulative Adjusted Operating Cash Flow was approximately negative $12,419,000. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, you may not receive a pro rata distribution even in years in which we are profitable due to our historical losses. Further, we do not expect that there will be sufficient net cash flow from operating activities for any distributions to be made to INX Token holders until our business becomes commercially accepted.

In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of our products and services, which could adversely affect our ability to generate positive net operating cash flow. Our cumulative Adjusted Operating Cash Flow will increase or decrease based on the difference between our cash inflows and outflows. Although we may generate cash inflow from daily operations through trading fees and other services, such amount will be reduced by cash outflows from our operations, including cash payments to our suppliers, our employees, taxes, fees, and fines. To the extent that we engage in acquisitions, we may expend significant cash in order to integrate such businesses, products, technologies or personnel. As a result of our expenditures, we may never generate a positive cumulative Adjusted Operating Cash Flow and may never pay any cash distributions, which could adversely affect the value of INX Tokens.

Further, each INX Token holder’s right to the pro rata portion of the distribution for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of fees relating to such transfer, no distribution will be made to that individual INX Token holder.

As a result, the prospect of any holder of INX Tokens to receive any cash distributions from us is highly uncertain.

There is currently no trading market for our INX Tokens and we cannot ensure that a liquid market will occur or be sustainable.

There is no public market for INX Tokens. There can be no assurance that there will be an active market for INX Tokens either now or in the future. U.S. persons may only trade INX Tokens on a registered securities exchange or alternative trading system (“ATS”) that has accepted the tokens for trading or quotation. As of the date of this prospectus, no such exchange or ATS exists. There is no plan to have our INX Token trade on a national securities exchange or any other exchange or trading platform, whether within or outside the United States. In the event that the Company ever decides to seek approval to list INX Tokens for trading on a registered securities exchange, there is no assurance that such approval will be obtained or, if approval is obtained, that an active or liquid trading market will develop. Further, brokerage firms or clearing firms may not be willing to effect transactions in INX Tokens or accept INX Tokens for deposit in an account. Even if an investor finds a broker willing to effect a transaction in INX Tokens, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. As a result, purchasers of INX Tokens will likely be limited in their ability to engage in secondary trading of INX Tokens.

We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business. We may need to compensate consultants with cash and/or Tokens. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume.

The trading price of our INX Tokens could be volatile.

There is currently no trading market for the INX Token. Even if such a trading market were to develop, on the INX Securities trading platform or elsewhere, the trading price of our INX Tokens may be volatile. The INX Token is not issued by any central bank or national, supra-national or quasi-national organization, nor is it backed by any hard assets or other credit. Consequently, investors may not be able to liquidate their investment at a price that reflects the value of the business.

The volume at which the INX Tokens are traded could affect their volatility. For example, traders seeking to use the INX Token to pay for transaction fees on the INX Securities trading platform may be incentivized to artificially inflate the INX Token’s last trade execution price, the metric that we use to determine the INX Token’s value. If successful, such traders may pay fewer INX Tokens to the Company than would have otherwise been required to satisfy transaction fees for subsequent trades. If there is limited trading volume, such attempts could further increase volatility for INX Tokens.

Further, the trading price of INX Tokens could be significantly affected by any number of factors including volatility in the broader market for blockchain assets, changes in analyst earnings estimates, fluctuations in our results of operations, shifting investor perceptions, dilution (in both monetary and percentage amounts) from future sales or issuances of INX Tokens by the Company, large purchases or sales by a significant INX Token holder, the announcement of new products or the occurrence of any of the events described within this “Risk Factors” section.

Any of these factors could adversely affect the trading price of INX Tokens.

Our decision to reverse or suspend promotional incentives for the use of INX Tokens to pay transaction fees on the INX Securities trading platform or for holding INX Tokens could impact the trading price of INX Tokens.

When used as payment of transaction fees on the INX Securities trading platform, the INX Token will entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. From time to time, the Company or INX Services may offer additional discounts for the use of INX Tokens as payment for INX Services transaction fees such that the aggregate discount exceeds ten percent (10%). In addition, although the INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. Such discounts, as well as discounts on the INX Securities trading platform in excess of 10%, are promotional incentives that are governed by the terms and conditions for use of the applicable trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount is subject to change at the sole discretion of the INX Securities trading platform, with reasonable notice to INX Token holders and participants on the INX Securities trading platform.

Decisions to set or change the transaction fees for trades executed on our trading platforms or to change the discount applied to transaction fees on our trading platforms may impact the trading price of INX Tokens or may result in increased volatility in the price of INX Tokens, especially during periods surrounding the announcement to institute or terminate any additional discount. The decision to reverse or suspend any additional discounts could negatively impact the trading price of INX Tokens and, as a result, the trading price of INX Tokens may not accurately reflect the value of the public’s perception and acceptance of other rights and characteristics of the INX Tokens. Registered exchanges may decline to list INX Tokens if this feature violates applicable listing standards or ATSs may decide not make INX Tokens available for trading.

Prior to making decisions to set the rate for the transaction fees on our trading platforms and the level of additional discounts, if any, offered to holders of INX Tokens, the Company will consider various factors such as the profitability of our trading platforms, the effect of such changes on current holders of INX Tokens, and whether such changes will discourage investors from purchasing INX Tokens in the future.

Our business model depends, in part, on our ability to resell INX Tokens received as payment for transaction fees by INX Services. If we conduct resales of INX Tokens, existing holders will suffer dilution.

Under the INX Token Purchase Agreement, holders of INX Tokens will be entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. This means that the portion of any cash distribution allocated to each INX Token is in part determined by the number of outstanding INX Tokens  that are not owned by the Company or any subsidiary of the Company.

We anticipate that users of the INX Securities trading platform will be incentivized to use INX Tokens as payment for transaction fees on the platform. INX Tokens received as payment for transaction fees will reduce the number of outstanding INX Tokens. However, we intend to file one or more registration statements to register these INX Tokens for re-issuance.

Large swings in the use of INX Tokens as payment for transaction fees or future issuances of INX Tokens equity or convertible debt securities, you could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

INX Token holders may not have full or any recourse in the event that the Company enters into insolvency, liquidation, dissolution, reorganization or bankruptcy and the Company may incur debt that ranks equally with, or senior to, the rights of the INX Token holders.

Pursuant to the INX Token Purchase Agreement, if (i) the Company permanently discontinues all the activities of INX Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then the Company shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares. Further, the Company has caused current shareholders who hold approximately 85% of its issued share capital, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, the Cash Fund will not be held in an escrow or trust account, but rather, will be held in a separate bank account controlled by the Company. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund.

INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion of the Distributable Amount of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token holder will receive any funds following an Insolvency Event.

After repaying such senior creditors, the Company may not have sufficient assets, if any, remaining for payment of any obligations that it owes to INX Token holders. Further, if it is determined that the Company’s obligations to INX Token holders rank equally with other debt, INX Token holders may share on an equal basis with other creditors. However, the Company may not have sufficient assets, if any, remaining for payment of obligations owed to INX Token holders.

The tax characterization of INX Tokens is uncertain. You must seek your own tax advice in connection with purchasing INX Tokens, which may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements.

The treatment of INX Tokens for U.S. federal income tax purposes is uncertain. Due to the new and evolving nature of digital currencies, tokens and blockchain assets, and a general absence of clearly controlling authority with respect to these assets, many significant aspects of the U.S. federal income tax treatment of digital currencies are uncertain. It is unclear what guidance on the treatment of tokens and blockchain for U.S. federal income tax purposes may be issued in the future. Future developments regarding the treatment of tokens or blockchain assets for U.S. federal income tax purposes could adversely affect an investment in INX Tokens.

The Company does not intend to request a ruling from the Internal Revenue Service (“IRS”) on these issues. The IRS has ruled on the tax treatment of bitcoin and other cryptocurrencies. In Notice 2014-21 (the “Notice”) the Service held that digital “currencies” are treated like property and that each transaction using these currencies is a separate taxable event. The IRS stated in the Notice that, for U.S. federal income tax purposes, (i) digital currency is “property” that is not currency and (ii) digital currency may be held as a capital asset. There can be no assurance that the IRS will not alter its position with respect to digital currency in the future or that a court would uphold the treatment set forth in the Notice.

The Notice does not address other significant aspects of the U.S. federal income tax treatment of tokens or blockchain assets, including: the tax characterization of tokens which possess other non-currency-like rights or powers (so called “utility” tokens) or tokens which provide a share of profits to holders. Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity or stock in the Company for U.S. federal income tax (or other tax) purposes. If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to passive foreign investment companies (or “PFICs”) and controlled foreign corporations (“CFCs”).

The tax characterization of Tokens is uncertain. You must seek your own tax advice in connection with purchasing Tokens, which may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements. Prospective investors are urged to consult their tax advisers regarding the uncertainty regarding the tax consequences of an investment in INX Tokens and in blockchain assets in general.

INX Token holders will not be afforded an opportunity to vote in the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and may not realize any benefit from such transactions.

Although the INX Token is an equity security, as such term is defined in Section 3(a)(11) of the Exchange Act, the rights that attach to an INX Token are materially different than the rights that are typically associated with equity securities such as common shares. As holders of a non-voting security, INX Token holders have no influence over our corporate governance policies and affairs, and INX Token holders will not be afforded an opportunity to vote on any matters affecting the Company, including the election of directors, related party transactions or significant corporate transactions such as a merger, or sale of the Company or its assets. Token holders are not afforded the same protections generally as shareholders of other publicly traded companies. Further, Token holders may not benefit from a sale of the Company or its assets in the same way that our shareholders will benefit, if at all. Your only opportunity to affect an investment decision regarding the Company, if at all, may be limited to selling your INX Tokens or using your INX Tokens to pay for fees on the INX Securities trading platform.

The interests of our shareholders may conflict with the interests of INX Token holders.

Our directors are nominated and elected by a majority of our shareholders and their interests in our business may differ from the interests of Token holders. Our directors will have no fiduciary obligations to act in the interests of Token holders. Mr. Shy Datika, one of our founders, our controlling shareholder and President, controls approximately 25% of the voting power of our share capital and as such, Mr. Datika and the other shareholders of our Company have significant influence over management and affairs and all other matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

The INX Tokens are not currently registered under the Exchange Act and therefore the Company’s reporting obligations under the Exchange Act may be suspended automatically if the INX Tokens have fewer than 300 holders of record on the first day of our fiscal year.

The INX Token is an equity security as such term is defined in Section 3(a)(11) of the Exchange Act; however, the INX Tokens are not currently registered under the Exchange Act. The Company is currently required to file annual and other periodic reports pursuant to Section 15(d) of the Exchange Act, as required by a foreign private issuer, and will continue to be required to file such reports until the end of the fiscal year during which the registration statement of which this prospectus is a part has been declared effective. However, the Company’s obligation to file such reports will be automatically suspended unless after the last day of such fiscal year, the Company has total assets of more than $10,000,000 and record holders of the INX Tokens numbering more than 2,000 persons, or 500 persons who are not accredited investors, in accordance with Section 12(g) of the Exchange Act, in which case the Company will be required to register the INX Tokens under the Exchange Act and to continue to file such reports.

The Company intends to remain subject to the reporting requirements of the Exchange Act either through continued compliance with Section 15(d) of the Exchange Act or by registration of the INX Tokens in accordance with Section 12(g) of the Exchange Act. However, if the Company does not continue to be subject to, or voluntarily comply with, the periodic reporting and other obligations of the Exchange Act, you may not be able to access regular publicly available reports about us and you will not be entitled to the same type of disclosure in relation to critical corporate events as if we were subject to the Exchange Act.

There must be a current state blue sky registration or exemption from such registration for you to purchase or sell the INX Tokens.

Each state has its own securities laws, often called “blue sky” laws, which (i) prohibit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker of such transaction must also be registered in that state.

Immediately after this registration statement is declared effective by the SEC and for one year thereafter, we expect the INX Tokens to be qualified, and to be eligible to make offers and sales, including resales, of the INX Tokens, subject to the suitability standards included in the “Suitability Standards” section of this prospectus, to investors in California, Colorado, Connecticut, Georgia, Hawaii, Illinois, Louisiana, Michigan, Minnesota, New York, Texas, Washington, Wisconsin and Wyoming. After this registration statement is declared effective by the SEC, we may submit filings to qualify the INX Tokens in other states, to enable resales in other states and to maintain such qualifications, though we have no obligation to do so.

We cannot guarantee that we will be able to effect any required blue sky registrations or qualifications. You will have the ability to purchase and sell INX Tokens only if these securities have been qualified for sale under applicable state laws, or if they fall within an exemption from registration. We will not knowingly sell INX Tokens purchasers in jurisdictions in which such sales are not registered or otherwise qualified for issuance or exempt from registration. As a result, there may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our INX Tokens. This may limit the transferability of the INX Tokens and the liquidity of any trading market that may develop for the INX Tokens.

The INX Token Purchase Agreement includes exclusive venue and jurisdiction provisions. By purchasing INX Tokens, an investor is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings, and submitting to the exclusive jurisdiction of Delaware courts. The INX Token Purchase Agreement also provides that the Company will not be responsible for any losses except those arising from the Company’s gross negligence, fraud or willful misconduct.

The INX Token Purchase Agreement is governed by Delaware law and includes exclusive venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees.

By purchasing an INX Token, an investor is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between an investor and us or our officers, directors or employees, the investor may be required to travel to Delaware in order to pursue its legal remedies and participate in any proceeding in Delaware courts which may be an inconvenient or distant location and which is considered to be a more corporate friendly environment. In addition, the choice of forum provision may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. These provisions may have the effect of discouraging lawsuits and limiting an investors’ ability to obtain a favorable judicial forum for disputes against us and our directors and officers.

This provision does not, nor is intended to, apply to claims under the federal securities laws. By agreeing to this limitation of liability, investors will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

The INX Token Purchase Agreement also includes a provision limiting our liability, to the maximum extent permitted by applicable law, for any losses the investor may incur, except for such losses that arise from our gross negligence, fraud or willful misconduct. By purchasing an INX Token, an investor is agreeing to this limitation of liability which could reduce its ability to recover damages from us if we act in a manner that causes investors to incur losses.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction.

The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect an investment in the Company.

System limitations, failures, or security breaches could harm our business and may directly impact INX Token holders and other INX Trading Solutions users.

Our business depends on the integrity and performance of our computer and communications systems. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service or slower response times. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, cyber-attacks, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use our information or our customers’ information or cause interruptions or malfunctions in our operations. Although we intend to implement and maintain security measures designed to protect the integrity of our systems, including INX Trading Solutions user accounts, such security measures may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of our systems may result in theft and could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

RISKS RELATING TO INTELLECTUAL PROPERTY RIGHTS AND DISPUTES

We may be unable to protect our proprietary technology and to obtain trademark protection for our marks.

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to bring enforcement actions under the laws of the US or other countries to protect our intellectual property rights, which could have a material adverse effect on our business. Further, we may not be able to secure protection for our service marks or trademarks in the United States or elsewhere as we expand internationally. Our competitors might adopt service marks or trademarks similar to our marks, or might try to prevent us from using our marks. Any claim by another party against us or customer confusion related to our trademarks, or our failure to obtain trademark registration, could have a material adverse effect on our business.

We may not be able to enforce protection of our intellectual property rights under the laws of other countries.

We do business internationally and consequently we are subject to risks of doing business internationally, including uncertainty regarding liability for the listings and other content provided by our users, and differing intellectual property laws, which may provide insufficient protection for our intellectual property. Any such difficulties could have a material adverse effect on our business.

RISKS RELATED TO INCORPORATION IN GIBRALTAR

We are a “foreign private issuer” and we cannot be certain if the reduced reporting requirements applicable to foreign private issuers will make owning INX Tokens less attractive to investors.

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies.

We would lose our foreign private issuer status if more than fifty percent of our outstanding voting securities are directly or indirectly owned of record by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. There is no public market for our voting securities, and we currently have no plans to issue our voting securities to residents of the United States, however given the level of our intended business contacts with the United States, we may lose our status as a foreign private issuer should more than fifty percent of our voting securities be held of record by residents of the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the experts named in this prospectus, or to assert U.S. securities laws claims or serve process on our officers and directors and these experts.

We were incorporated in Gibraltar, and substantially all of our operations are currently located in the state of Israel. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Gibraltar court, or to affect service of process upon these persons in the United States.

Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Gibraltar. This is for two principal reasons: 1) because the Gibraltar courts may regard the U.S. law in question to be a penal, revenue or public law and therefore, under Gibraltar law, not capable of direct or indirect enforcement in the Gibraltar courts, or 2) because the Gibraltar court may stay the claim on the grounds that Gibraltar is not an appropriate forum (“forum non conveniens”). If U.S. law is found to be applicable to a claim which the Gibraltar court can and is prepared to hear, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. If proceedings were to be brought in Gibraltar, all procedural matters would be governed by Gibraltar law. There is little case law addressing the matters described above that would be binding case law in a Gibraltar court.

RISKS RELATED TO DOING BUSINESS IN ISRAEL

Potential political, economic, and military instability in the State of Israel, where some of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Our offices and operations are currently located in the State of Israel. In addition, certain of our employees, officers, and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

Certain of our employees, officers and directors are based in Israel. Some of our employees and consultants may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations.

The Company may be deemed an Israeli tax resident for tax purposes and may incur additional tax liabilities in Israel.

Under Israeli tax law, a company not incorporated in Israel will be considered an Israeli resident for tax purposes if its business and management are controlled from Israel. There is no definition of “control and management” in the Israeli tax code, however the Israeli tax authority (“ITO”) issued a Circular in 2002 which listed factors to be taken into account. These included factors such as details of shareholders and directors; protocols of board meetings; agreements with service providers; details of bank accounts, signatory rights; bookkeeping and accounts; and employees. The ITO has recently published a new draft Circular, in light of recent court decisions, which revisits the issue of control and management. The draft Circular states that it is not sufficient to rely solely on a formal (technical) analysis of the facts, but rather a full substantive analysis of all the facts and circumstances must be undertaken.

In the current technological era, the appointment of directors and physical location of board meetings are less important, rather the emphasis is on the substantive analysis of who actually makes strategic policy and day to day decisions, and from where. The draft Circular provides a list of tests (in addition to the factors listed in the 2002 Circular) which should be examined, for example: who actually controls the company, who are the managers of the company, and who takes the decisions in the company how the directors and managers were chosen and whether they have relevant experience in the company’s field of activity.

If the Company is determined to be an Israeli tax resident for tax purposes, the Company may incur additional tax liabilities in Israel.

The Company may be characterized as a CFC for Israeli tax purposes and Israeli holders of the Company’s ordinary shares and INX Tokens may be subject additional tax consequences and related reporting considerations.

Israeli tax law includes an anti-tax-deferral regime. Under this regime, an Israeli resident who is a ‘controlling shareholder’ (i.e., holding 10% of the means of control in the company) is viewed as having received as a dividend consisting of undistributed profits of a foreign company, if the foreign company meets the following conditions:

●	The majority of its income or the majority of its profits in a tax year derive from passive income (i.e., interest or indexation, dividends, royalties, rental income, or capital gain);

●	The passive income is subject to tax in the foreign jurisdiction at a rate which does not exceed 15%; and

●	In excess of 50% in one or more of the means of control of the company are owned, directly or indirectly by Israel residents.

A foreign company meeting these conditions is referred to as a CFC.  Effectively, the undistributed passive profits of a CFC are deemed a dividend received by the ‘controlling shareholder’ and thus subject to Israeli tax. The deemed dividend tax rate is 24% for corporations and 30% for individuals (excluding additional 3% surtax if applicable).

The quantification of undistributed profits (as defined under the Israeli CFC regime) of a company resident of a non-treaty country will be calculated in accordance with Israeli tax law. If the Company were characterized as a CFC for Israeli tax purposes, Israeli holders of the Company’s ordinary shares and INX Tokens may be subject additional tax consequences and related reporting considerations.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are a Gibraltar private company limited by shares, incorporated on November 27, 2017. We have the following wholly-owned subsidiaries:

●	INX Digital, Inc., a Delaware corporation, which we intend to register as a money transmitter to operate a trading platform for cryptocurrencies;

●	INX Services, Inc., a Delaware corporation, which we intend to register as a broker-dealer to act as an introducing broker and subsequently to operate an alternative trading system for security tokens; and

●	INX Solutions Limited, through which we intend to offer the Company’s services and products to the European market. We intend to apply to the Gibraltar Financial Services Commission for licenses under the Financial Services Act 2019 for our European-based operations.

●	Midgard Technologies Ltd., an Israeli corporation, through which we intend to develop software and other technology.

Approximately twenty-five percent (25%) of our issued share capital is held by Shy Datika, one of our founders, our controlling shareholder and President, either directly or by holdings of Triple-V (1999) Ltd, an entity wholly owned by Mr. Datika. The balance of our issued share capital is held by our employees, lenders, service providers and investors.

On January 12, 2021, INX entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”). Pursuant to the Asset Purchase Agreement, INX will acquire various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania corporation, that is a registered in the United States as a broker-dealer and as an Alternative Trading System. As of the date of this prospectus, none of the transactions contemplated under the Asset Purchase Agreement have closed and the closing thereof is subject to regulatory approvals.

On March 31, 2021 the Company, all of the Company’s shareholders and holders of options to purchase shares of the Company, PI Financial Corp. and Eight Capital (the “Financial Advisors”) and Valdy Investments Ltd. (TSXV: VLDY.P) (“Valdy”), a Capital Pool Company (CPC) incorporated under the laws of British Columbia, Canada, registered for trade on the TSX Venture Exchange (the “Exchange”) entered into a definitive Security Exchange Agreement (the “Security Exchange Agreement”). The Security Exchange Agreement contemplates a securities exchange between the Company’s shareholders and holders of the Company’s options and Valdy, whereby, at the closing, current holders of shares and options to purchase shares of the Company will be issued an aggregate of 175,000,000 common shares of the combined entity and the Company shall become a wholly owned subsidiary of Valdy (the “Valdy Transaction”).. The shareholders of Valdy shall receive 5,000,000 common shares of the combined entity. Additional securities of the combined entity will be issued to consultants of the Company (including the Financial Advisors) and to principals of Valdy as set forth in the Security Exchange Agreement. The Valdy Transaction was approved by the shareholders of the Company on March 18, 2021. The Valdy Transaction remains subject to the terms set forth in the Security Exchange Agreement, including the approval of the Exchange, the adoption of certain requested amendments to the Equity Incentive Compensation Plan of Valdy by the shareholders of Valdy. Following the closing of the Valdy Transaction, Valdy intends to change its name to “The INX Digital Company, Inc.”

On March 22, 2021, the Company, by way of brokered and non-brokered private placements, entered into a series of subscription agreements (the “March 2021 Subscription Agreements”) with investors who purchased subscription receipts at a price of CAD$ 1.25 per receipt. Each receipt entitles its holder to receive a unit comprised of one Ordinary share and one half of one warrant to purchase one Ordinary Share (at a price of CAD$ 1.88 per share). The Ordinary shares and warrants issued pursuant to the subscription receipts will be exchanged for comparable securities of Valdy on, and subject to, closing of the Valdy Transaction. The Company raised an aggregate amount of CAD$ 39,600,000 pursuant to the March 2021 Subscription Agreements. Such funds are held in escrow pending closing of the Valdy Transaction. In consideration for their services to the Company, subject to the closing of the Valdy Transaction, the Financial Advisors are entitled to receive cash compensation and options to purchase ordinary shares of Valdy.

On April 1, 2021, the Company entered into a Share Transfer Agreement with Mr. Adam Berlin, the sole shareholder of Midgard Technologies Ltd. (“Midgard”), an Israeli limited liability company (the “Midgard Share Transfer Agreement”). Pursuant to the Midgard Share Transfer Agreement, the Company shall purchase from Mr. Berlin, in consideration for an aggregate purchase price of NIS 1,000, the entire share capital of Midgard. The Board of Directors of the Company approved the purchase of Midgard under the Midgard Share Transfer Agreement on April 12, 2021. Midgard provides the Company with software development services and employs the majority of the Israeli based officers of the Company.

INX Limited’s registered office is located at Unit 1.02, 1st Floor, 6 Bayside Road Gibraltar, GX11 1AA and its telephone number is +350 200 79000. INX Limited has an office located in Israel, where a majority of its senior officers are currently based. After the INX Digital trading platform becomes fully operational, INX Limited intends to relocate its principal office to the United States.

B. Business Overview.

We are developing INX Trading Solutions, a regulated solution for trading blockchain assets, that will initially include a cryptocurrency trading platform operated by INX Digital, for which we are qualified to operate as a money transmitter in nine (9) US states. We intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states during the fourth quarter of 2021. We also presently intend to establish INX Securities to be operated by INX Services, which we plan to register as a licensed broker-dealer. However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of security tokens, including the application of current regulations governing the conduct of market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Our vision is to establish two trading platforms and a security token that provides regulatory clarity to the blockchain asset industry. We plan to achieve this by: (1) differentiating between security and non-security blockchain asset classes and providing trading opportunities for each class; (2) obtaining appropriate regulatory licenses and approvals, including money transmitter licenses, a U.S. broker-dealer license and subsequent registration as an ATS; (3) issuing our security token, the INX Token, and maintaining the INX Registry, which reflects a real time list of INX Token holders; (4) requiring that all INX Token holders comply with KYC/AML procedures; and (5) granting certain rights and benefits to the holders of INX Tokens.

When fully operational, we expect to offer professional traders and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

In the future, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed. We also intend that our subsidiary in Gibraltar will apply to the Gibraltar Financial Services Commission for licenses under the Financial Services Act 2019 for our European-based operations. We have also created the INX Token, which is offered pursuant to this prospectus.

INX Trading Solutions envisions that blockchain assets traded on our trading platforms will be transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on our trading platforms are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer’s respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian’s digital wallet to the customer’s private digital wallet.

The architecture for the INX Digital and INX Securities trading platforms is based on a sequential processing and storage, meaning that transactions can be processed only one after the other and not in parallel. In order to facilitate liquidity and support a vibrant trading market on our trading platforms, we intend to offer incentives to attract high volume traders and establish strategic partnerships with market makers. We also envision that our trading platforms will enable trading via web portal and application programming interface (“API”) solutions. As we further develop our trading platforms, broker-dealers or other appropriately regulated third parties may route their customers’ trades to our trading platforms using API.

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets

We believe that we have a comprehensive solution to the issues that we have identified. We are developing a new marketplace for blockchain assets that is subject to governmental oversight. We are designing our platforms to provide the following solutions to the problems identified above, which we believe will make INX Trading Solutions an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Trading Solutions trading platforms, we plan to apply KYC/AML procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●	Regulation. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

●	Cash Fund. We intend to provide additional comfort to our customers with respect to the financial stability of the Company by allocating 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund.”

●	Our Robust Technology. We intend to develop technology to support high volumes of traffic to enable rapid trading activity. Because our platforms are custom-built to support the growing blockchain asset market, we are designing our platforms to scale along with the continued growth of the market.

●	Transaction Fee Transparency. We plan to establish transaction fees as a percentage of the trade price of each trade executed on our platforms. Transaction fees must be paid, (a) with regard to the INX Digital trading platform, in the currency or cryptocurrency that is used as payment for the purchase or sale associated with the transaction fee, and (b) with regard to the INX Securities trading platform, in the currency that is used as payment for the purchase or sale associated with the transaction fee or INX Tokens. Transaction fees will be disclosed to our customers prior to executing a trade or performing other transactions on our platforms.

Other benefits of the Ethereum blockchain and our use of the Ethereum blockchain to create the INX Token include the following:

●	Decentralization. Record-keeping of transfers is performed in real time using a distributed ledger, with no need for third party or intermediary validation.

●	Traceability. Full historical data of all transfers of INX Tokens is recorded on the Ethereum blockchain.

●	Immutability. Data is written into the blockchain to allow it to be shared publicly while ensuring its immutability. There are no known methods for changing a blockchain once it has been written.

●	High Availability. Because the Ethereum blockchain is based on thousands of nodes in a peer-to-peer network, and data is replicated and updated on each and every node, the distributed ledger becomes highly available.

●	Privacy. Personal information of INX Token holders is stored in an encrypted form and only available to the Company and will be provided to regulatory and governmental authorities as required by law.

Our Development Plan

We are designing our trading platforms to provide clients with a multi-currency non-biased execution trading solution and to function as broker, execution, and clearing agent. We plan to provide trading of different types of digital blockchain assets, including cryptocurrencies and security tokens, with the optionality for execution of trades in both traditional fiat currencies and digital assets.

Our goal in the development of INX Trading Solutions is to offer professionals in the financial services community a comprehensive, interactive platforms that allow for seamless integrated trading, real-time risk management and reporting and administration tools. We plan to develop INX Trading Solutions as a series of centralized platforms that facilitate peer-to-peer professional trading services. These trading platforms will help our customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

We are developing our system in modules to allow for a phased roll out of features in accordance with regulatory approvals that we receive and the technological development of INX Trading Solutions. See “Item 1.B Business Overview – Phases of Development.”

Our intention is for the INX Trading Solutions website to serve as a single entry point for our customers. On the homepage, customers will be able to access the INX Digital portal for the trading of cryptocurrencies, and, when established, the INX Services portal for the trading of security tokens, in each case subject to the satisfaction of applicable regulatory requirements. Each of INX Digital portal and INX Services portal will be a separate and distinct trading platform. As we develop our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms will not support cross-asset (i.e., securities token for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

We will ensure that appropriately qualified individuals will act on behalf of each of our platforms and these functions will be separated by entity as follows:

●	INX Digital, Inc. will be responsible for recording cryptocurrency trades in accordance with state money transmitter regulations; and

●	INX Services, Inc. will be responsible for recording security token trades in accordance with applicable SEC and FINRA regulations.

The trading platform to be operated by each entity will support “straight through processing” of orders received from customers. As such, orders and resulting trades will be recorded on internal databases and will be reflected in customer accounts without any intervention. Both INX Digital Inc. and INX Services, Inc. will employ staff to monitor trading activity and support customers. Each entity will also employ supervising managers to oversee the trading and settlement process. The staff of both entities will be able to process trade corrections, but this activity will require management approvals and audit reports will be reviewed to monitor this activity.

Neither INX Digital, Inc. nor INX Services, Inc. will extend credit to customers. Further, our proprietary order management software, which will be utilized by both INX Digital, Inc. and INX Services, Inc. has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

INX Digital Trading Platform

We are currently developing the INX Digital trading platform, and are testing its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amount of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level to improve the latency and solve concurrency issues. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data. We are also in the process of developing the back office to administer and manage the platform.

We are currently preparing the required applications and supporting materials to register INX Digital as a money transmitter. We have registered INX Digital with FinCEN as a federal money service business. In addition, we have submitted notifications to or have been issued a license in Arkansas, California, Massachusetts, Missouri, Montana, Pennsylvania, Utah, Oklahoma and Wisconsin and INX Digital is now eligible to operate as proposed in those jurisdictions. We anticipate that we will be able to commence operations during the second quarter of 2021. Further, we expect that we will be able to obtain money transmitter licenses or otherwise qualify to operate in 25 US states during the third quarter of 2021 and most US states during the fourth quarter of 2021.

The INX Digital trading platform will incorporate a secure trading/matching engine, which will have high frequency transaction capabilities and support a range of standard order types. We also expect to develop an API interface for broker-dealers, traders and market makers.

The architecture for the INX Digital platform is based on sequential processing and storage, allowing transactions to be processed one after the other, and not in parallel.

We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Transaction fees on the INX Digital platform may be paid using US dollars, BTC or ETH.

INX Digital receives custody services for cryptocurrencies held on behalf of the clients of our INX Digital trading platform from BitGo Trust as the custodian. BitGo Trust describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. We believe that BitGo Trust, together with its affiliate BitGo Inc., is a leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both “hot” and “cold” storage with a high degree of electronic and physical security, as well as transaction processing and reporting.

BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INX Digital, Inc. plans to use both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In our arrangement, INX will hold two of the keys and BitGo Inc. will hold the other key. Two keys will be created whenever we establish a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations). The third key is used by BitGo Inc. to cosign transactions; this key is created by BitGo’s servers and is known only to BitGo Inc. to mitigate the risk of an unauthorized transfer of assets. INX policy will require that INX and BitGo Inc. must act together to transfer assets. INX Digital, Inc. will maintain an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers.

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INX Digital, Inc. will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for INX customers. To initiate a transfer from cold storage to an INX hot wallet, INX will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact INX, to conduct an out-of-band video verification to confirm the transfer is legitimate and that an INX authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate INX hot wallet. This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We will use cold storage to store the majority of the cryptocurrency assets held by us, because cold storage provides greater asset protection through policies and physical security.

BitGo Trust’s custodial services will be provided pursuant to a custodial services agreement (the “Custodial Services Agreement”) between INX Digital and BitGo Trust. For its custodial services, BitGo Trust will receive an onboarding fee and will receive a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo Trust also receives various transaction-based fees. The Custodial Services Agreement is for an initial term of one year, and will be automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60-days prior to the expiration of the then-current term. The Company may also terminate the Custodial Services Agreement (i) during the initial term, within 30 days following written notice a breach of a material term of the Custodial Services Agreement without cure of such breach within the 30 days; or (ii) after the initial term, for any reason upon 30 days’ prior written notice.

The foregoing description of the Custodial Services Agreement summarizes the material terms of the Custodial Services Agreement, but is not a complete description. For more details about the Custodial Services Agreement, you should reference to the full text of the Custodial Services Agreement, which is attached as Exhibit 10.25 hereto, and is incorporated herein by reference.

INX Securities Trading Platform

We are currently developing the INX Securities trading platform, and are testing its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amount of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level to improve the latency and solve concurrency issues. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data. We are also in the process of developing the back office to administer and manage the platform.

We intend to register INX Services as a broker-dealer and operate the INX Securities trading platform as an ATS for security tokens; however, at least initially, INX Services may operate as an introducing broker and offer clients the ability to buy and sell security tokens in their brokerage accounts. As an introducing broker, INX Services will act in an agency capacity and will seek to obtain best execution by routing orders to one or more market centers and/or alternative trading systems.

The INX Securities trading platform will incorporate a secure trading/matching engine, which will have high frequency transaction capabilities and support a range of standard order types. We also expect to develop an API interface for broker-dealers, traders and market makers.

The architecture for the INX Securities trading platform is based on sequential processing and storage, allowing transactions to be processed one after the other, and not in parallel.

We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Transaction fees on the INX Securities trading platform may be paid using US dollars.

INX Services has yet to identify a clearing firm to serve as a custodian which satisfies the requirements of Rule 15c3-3. There is currently significant uncertainty regarding the application of Rule 15c3-3 and other federal securities laws and regulations to the conduct of market intermediaries that seek to facilitate the trading of security tokens. On December 23, 2020, the SEC issued a statement and request for comment regarding the custody of digital asset securities by broker-dealers in accordance with Rule 15c3-3. The guidance sets forth the SEC’s position that, for a period of five years, a broker-dealer operating under the circumstances set forth in the guidance will not be subject to a Commission enforcement action on the basis that the broker-dealer deems itself to have obtained and maintained physical possession or control of customer fully paid and excess margin digital asset securities. These circumstances, among other things, include that the broker-dealer limits its business to digital asset securities, establishes and implements policies and procedures reasonably designed to mitigate the risks associated with conducting a business in digital asset securities, and provides customers with certain disclosures regarding the risks of engaging in transactions involving digital asset securities. The SEC is requesting comment to gain additional insight into the evolving standards and best practices with respect to custody of digital asset securities.

If we are not able to identify such an arrangement, or if the FINRA delays in approving our broker-dealer license as a result of our custodial relationship, such failure or delay could prevent us from developing the INX Securities trading platform or other operations of INX Services as currently envisioned. We will not be able to commence trading of security tokens on the INX Securities trading platform until we identify such a firm and receive all necessary regulatory approvals, including approval from FINRA.

The INX Token

We have currently developed the INX Token. After the INX Securities trading platform is operational, prospective investors who have been duly identified through KYC/AML procedures may purchase and trade INX Tokens on the INX Securities trading platform. INX Token holders will be able to use the INX Token to pay INX Securities trading platform transaction fees, which are entitled to, at a minimum, a 10% discount to other forms of payment. The INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. Holders of INX Tokens will also be entitled to receive an annual pro rata distribution of 40% of the Company’s cumulative Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2020, cumulative Adjusted Operating Cash Flow was approximately negative $12,419,000.

Phases of Development

We expect the development of INX Trading Solutions to occur in the following phases.

Phase 1. During this phase, we intend to create the INX Digital trading platform to permit trading in Bitcoin, Ether and other cryptocurrencies. We plan on developing our secure trading/matching engine which will have high frequency transaction capabilities and support for a range of standard order types. We also plan on developing an API interface for broker-dealers, traders, and market makers. In this phase, we also plan to further develop technology for our clearing operations which will support large scale, automated transactions. We expect to introduce such services in jurisdictions in which our subsidiary, INX Digital, is licensed or otherwise permitted to act as a money transmitter.

Development of the INX Digital trading platform is progressing and the Company is currently in the process of testing the trading capabilities of the platform. We are currently preparing the required applications and supporting materials for INX Digital to apply for applicable licenses or otherwise permissibly act as a money transmitter/exchanger in the selected jurisdictions. In addition, we have submitted notifications to or have been issued a license in Arkansas, California, Massachusetts, Missouri, Montana, Pennsylvania, Utah, Oklahoma and Wisconsin and INX Digital is now eligible to operate as proposed in those jurisdictions. We anticipate that we will be able to commence operations during the second quarter of 2021. Further, we expect that we will be able to obtain money transmitter licenses or otherwise qualify to operate in 25 US states during the third quarter of 2021 and most US states during the fourth quarter of 2021.

Phase 2. During this phase, we plan to develop the INX Securities trading platform for the trading of securities tokens. We expect to provide these services following the registration of INX Services as a broker-dealer and registration of the INX Securities trading platform as an ATS. Obtaining a broker-dealer license is a closing condition to the our transaction with OFN, and we have submitted a Form BD to FINRA for this purpose. We expect to introduce these services following receipt of FINRA and SEC approvals. We intend to complete Phase 2 and begin trades on the INX Securities trading platform during the third quarter of 2021. If there continues to be significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty causes significant delay in the development of our INX Securities trading platform as currently envisioned, we intend to launch and operate INX Services as an introducing broker for security tokens. We expect that we will incur approximately $19 million of expenses to complete the development of Phases 1 and 2.

Subsequent to Phase 2, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require both the development of technological solutions as well as applicable regulatory approvals, and accordingly, there is no assurance that such a trading platform will ever be developed.

Our Growth Strategies

We believe that as INX Trading Solutions completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. The Company plans to promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. Upon completion of development phases, we plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business. In addition, we believe that a part of our future growth strategy will include the acquisitions and integration of other blockchain service providers under INX Trading Solutions.

●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle.” Holders of INX Tokens will be entitled to a distribution based on our net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. This in turn increases the value of the INX Token and its acceptance as a method of payment on the INX Securities trading platform. The Company has not allocated for issuance and has not current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

●	Single integrated solution. We believe that developing INX Trading Solutions with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. We intend to bolster our competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services. In the future, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Competition

We face intense competition in the blockchain asset trading market on a global level. As of March 27, 2021 top blockchain asset trading platforms, based on USD daily trading volume, include Binance, Huoboi Global, Upbit, OKEx, Coinbase Pro, BKEX, and BitZ.17

An ever-growing number of previously unregulated trading platforms have announced intentions to operate as a regulated broker-dealers, or as otherwise regulated entities either under the federal securities laws, U.S. state or local laws or, as applicable, the laws of other jurisdictions (outside the U.S.) such as the EU. The market for trading blockchain assets has generated considerable interest and is continually evolving with new entrants to the market. In addition, established financial institutions have expressed interest in operating regulated blockchain asset exchanges or trading platforms and utilizing blockchain assets in bank financing practices.

For example, in January 2019, t0.com, Inc. announced that its security token trading platform was operational and began trading tZERO token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans to SEC approval to operate trading platforms for trading blockchain assets that are securities.

In addition, there has been growing institutional interest in operating regulated blockchain asset exchanges and utilizing blockchain assets in bank financing practices. In January 2017, UBS, BNY Mellon, Deutsche Bank, Santander, NEX and blockchain startup Clearmatics announced their own blockchain asset issuances with the intent to incorporate blockchain assets in currency-related transactions, encourage regulation by central banks and create fiat-like asset-collateralized networks on custom blockchain platforms that apply “permissioned” and centralized blockchain technology. In December 2017, Bank of America was awarded a patent for an automated digital currency exchange system. Also in December 2017, the Chicago Board of Exchange began trading in bitcoin futures, and was joined shortly thereafter by CME Group, also offering bitcoin futures. In February 2019, JPMorgan launched its own cryptocurrency, JPM Coin, which it initially plans to use for settlement of international payments for large corporate clients, securities transactions and for larger corporations that use JP Morgan’s treasury services.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Regulation of our Trading Solution

To facilitate the operation of the INX Digital trading platform, INX Digital intends to file applications for licenses, or otherwise qualify to act, or to otherwise qualify to operate as a money transmitter/exchanger in various U.S. states. To facilitate the operation of the INX Securities trading platform, INX Services intends to file applications with FINRA for registration as a broker-dealer and subsequently to file applications with the SEC to register INX Securities as an ATS; prior to such ATS registration, INX Services may, at least initially, act as an introducing broker and offer clients the ability to buy and sell security tokens in their brokerage accounts. Our subsidiary in Gibraltar intends to apply to the Gibraltar Financial Services Commission for licenses under the Financial Services Act 2019 for its European-based operations. INX Services also is in compliance with the Gibraltar Proceeds of Crime Act 2015, which implements EU legislation in this field, and which was amended to extend specifically to digital tokenized assets.

In the future, we intend to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Regulation of Our Trading Platforms and Our Subsidiaries

The financial services industry is subject to extensive regulation under both federal and state laws. Regulators that oversee our business activities are charged with ensuring the integrity of the financial markets and the protection of customers and other third parties who engage in the financial markets. Registration as a money transmitter, broker-dealer, and alternative trading system will subject our subsidiaries to laws and regulations covering all aspects of financial services, including sales methods, trade practices, use and safekeeping of clients’ funds and other assets, minimum capital requirements, record keeping, financing of securities purchases and conduct of directors, officers and employees.

Regulation of Money Transmitters

The vast majority of States maintain “money transmitter”, “money service business” or “check casher” licensing and regulatory regimes, which generally govern entities that are in the business of taking possession of, providing non-bank storage services for and transferring funds. These state licensing regimes vary from jurisdiction to jurisdiction and, while certain states have issued guidance indicating that its licensing requirements do not apply to virtual currency, the majority of states have either affirmatively stated that certain virtual currency activities are covered by their licensing regime or have been silent on the issue. Many jurisdictions maintain exemptions and/or exceptions to their respective licensing regimes.

At a federal level, the activity regulated by state licenses also may make the relevant actor a “money transmitter” or “provider of prepaid access,” each of which is considered a “money service business” (“MSB”) that must be registered with FinCEN unless otherwise exempt. MSBs are subject to regulatory oversight and enforcement by FinCEN. MSBs are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“BSA”). MSBs must register with FinCEN and implement a compliance program appropriately tailored to the MSBs’ money laundering and financial crime risks. An MSB’s compliance program must incorporate relevant reporting, recordkeeping and anti-money laundering controls and processes, including, to the extent applicable to the MSB’s business know-your-customer controls, transaction monitoring, filing of suspicious activity reports (“SARs”), and sharing information with other financial institutions under Section 314(b) of the USA PATRIOT Act, the “Funds Transfer Rule,” or the “Funds Travel Rule.” On March 18, 2013 and May 9, 2019, FinCEN issued guidance concerning virtual currency and MSB licensing requirements in which FinCEN identified “administrators” or “exchangers” of virtual currencies as MSBs, unless an exemption applies. There are various exemptions to the MSB registration requirements. For example, entities that are “registered with, and functionally regulated or examined by, the SEC or the CFTC” are exempt from federal MSB registration and reporting obligations.

Larger money transmitters may also be subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”) and are required to provide additional consumer information and disclosures, adopt error resolution standards and adjust refund procedures for international transactions originating in the United States in a manner consistent with the Remittance Transfer Rule (a rule issued by the CFPB pursuant to the Dodd-Frank Act). In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures. In addition, money transmitters may be subject to periodic examination by the CFPB.

We have registered INX Digital with FinCEN as a federal MSB and we have notified or intend to notify and/or register with state regulators in compliance with state money transmitter requirements. We do not currently intend to rely on any state or federal exemptions to registering as an MSB, including any exemptions relating to registration with and regulation by the SEC or CFTC, and we intend to monitor all legislative and regulatory developments with respect to the BSA, including the publication of further rulings or guidance by FinCEN, and to make revisions to INX Digital’s compliance program when appropriate.

Broker-Dealer Regulation

In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws, with certain standard setting and monitoring responsibilities delegated to self-regulatory organizations (“SROs”). Of these SROs, the regulation of broker-dealers is principally the function of FINRA and every firm and broker that sells securities to the public in the United States must be licensed and registered by FINRA. National securities exchanges, such as the New York Stock Exchange, also regulate and monitor broker-dealer activity. In addition to federal and SRO oversight, securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Broker-dealers, like other securities market participants, must comply with the general “antifraud” provisions of the federal securities laws. The “antifraud” provisions prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities, and broker-dealers must conduct their activities to avoid these kinds of practices.

Broker-dealers must also comply with many requirements that are designed to maintain high industry standards. Broker-dealers owe their customers a duty: a) of fair dealing, b) to recommend only those specific investments or overall investment strategies that are suitable, c) to seek to obtain the most favorable terms available under the circumstances for its orders (best execution), d) to provide at or before the completion of transaction certain information (including the identifying the securities involved in the transaction and compensation related to the transaction), and e) to provide notice about purchasing securities on credit, among other disclosure requirements.

Broker-dealers are also subject to broad obligations under the Bank Secrecy Act to guard against money laundering and terrorist financing which include requirements to file reports or retain records relating to suspicious transactions, customer identity, large cash transactions, cross-border currency movement, foreign bank accounts and wire transfers, among other things.

Every U.S.-registered broker-dealer is also subject to the Uniform Net Capital Requirements. The Uniform Net Capital Requirements are designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the United States, net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm’s positions in securities. Among these deductions are adjustments, which are referred to as “haircuts,” in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Requirements also impose a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or to provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer’s net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC’s regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30 day period, and the SEC has the authority to restrict, for up to 20 business days, such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30 day period. The SEC’s regulations limiting withdrawals of excess net capital do not preclude the payment to employees of “reasonable compensation.”

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital, and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

Regulation ATS

Regulation ATS permits a U.S. ATS to match orders submitted by buyers and sellers without having to register as a national securities exchange. An ATS, although functionally an exchange, is regulated as a broker-dealer. In order to acquire the status of an ATS, a firm must first be registered as a broker-dealer, and then file an initial operation report with respect to the trading system on Form ATS. The Form ATS must provide detailed information regarding the types of subscribers it expects to admit to the system, the securities it expects to trade, the manner in which the system operates, including how orders are entered and transactions executed, reported, cleared and settled, as well as all relevant infrastructure and procedures concerning system access, capacity, supervision, security, contingency planning and subscriber compliance.

The initial operation report must be accurate and kept current. The Commission does not issue approval orders for Form ATS filings; however, the Form ATS is not considered filed unless it complies with all applicable requirements under Regulation ATS. Regulation ATS contains provisions concerning the system’s operations, including: fair access to the trading system; fees charged; the display of orders and the ability to execute orders; system capacity, integrity and security; record keeping and reporting; and procedures to ensure the confidential treatment of trading information.

An ATS must also comply with any applicable SRO rules and with state laws relating to alternative trading systems and relating to the offer or sale of securities or the registration or regulation of persons or entities effecting securities transactions.

Futures Exchanges, Clearing Houses, and Swaps

The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Futures Commissions Merchants, Designated Contract Markets and Swap Execution Facilities. The operations of U.S. futures exchanges, clearing houses, swap data repository and swap execution facilities are subject to extensive regulation by the CFTC. The CFTC carries out the regulation of the futures and swaps markets and clearing houses in accordance with the provisions of the Commodity Exchange Act as amended by, among others, the Commodity Futures Modernization Act and Dodd-Frank.

Regulatory Oversight of Blockchain Assets

The following is a summary of recent demonstrations of regulatory action taken with regard to blockchain assets. We believe that these actions will impact the Company; however, regulation of the blockchain industry is evolving rapidly. The regulatory landscape may differ from country to country, but we expect for the foreseeable future that regulators will maintain an increased focus on blockchain assets. In addition, the SEC, FINRA, and courts have continued, and likely will continue, to promulgate statements, enforcement actions and rulings, as applicable, interpreting the characterization of blockchain assets, the issuance of blockchain assets and regulating behavior in the market. It is likely that there will be many additional developments between the date of this statement and the issue of the INX Tokens.

Regulation of blockchain assets by U.S. federal and state governments, foreign governments and self-regulatory organizations remains in its early stages. As blockchain assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies such as the SEC, the CFTC, FinCEN and the Federal Bureau of Investigation, have begun to examine the nature of blockchain assets and the markets on which they are traded.

The SEC has taken various actions against persons or entities misusing blockchain assets, including virtual currencies, in connection with fraudulent schemes, inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction”. The SEC clarified that the registration requirements “apply to those who offer and sell securities in the United States, regardless whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless whether those securities are …distributed in certificated form or through distributed ledger technology…”. On December 4, 2017, and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. Also on, December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled “Cryptocurrencies and Initial Coin Offerings.” The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and the more recent SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws. In early 2018, media reports indicated that the SEC has subpoenaed around 80 cryptocurrency firms as part of a targeted probe. On March 7, 2018 the Divisions of Enforcement and Trading and Markets issued a public statement stating that many digital assets are likely to be securities under the federal securities laws, and urged investors to use platforms for trading such assets that are registered with the SEC, such as a national securities exchange, ATS, or broker-dealer. Since March 2018, the SEC has continued to bring enforcement actions and make public statements which further supports its view that blockchain assets should be treated as securities in almost all cases.

On December 18, 2017, the Chicago Board of Exchange began trading in bitcoin futures, and was joined shortly thereafter by CME Group, also offering bitcoin futures. In May 2018, it was reported that Goldman Sachs will offer trading in bitcoin futures and non-deliverable forwards to its clients.

Also in December 2017, Bloomberg added three cryptocurrencies to its terminal service (previously having provided bitcoin data since 2014) and the Australian Securities Exchange (ASX) announced it would move forward with a plan to replace its current clearing and settlement process with a blockchain solution.

On November 16, 2018, Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading addressing the SEC’s enforcement actions involving and relating to digital asset securities. The Statement confirmed the applicability of the federal securities law framework to new and emerging technologies, such as blockchain, and provided a summary of the circumstances under which the SEC has taken enforcement action against participants in the marketplace for digital asset securities, including actions against initial offerings and sales of securities and actors and institutions that develop and facilitate the secondary market for securities.

On April 3, 2019, the Strategic Hub for Innovation and Financial Technology (FinHub) of the SEC published informal guidance, titled “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the Framework), which provides analytical tools for determining whether a blockchain asset is a security under the U.S. federal securities laws. In the Framework, the SEC uses the term “digital asset” to refer to an asset that is issued and transferred using distributed ledger or blockchain technology. In this prospectus, we use the term “blockchain asset” to distinguish between assets that are recorded and stored using blockchain technology and assets that may be stored in digital form but which do not utilize blockchain technology. In addition, the SEC has not used the term “security token.” The Framework provides a list of factors to consider when determining whether a digital asset offered for sale is a security. The factors included in the Framework are based on an analysis of whether the blockchain asset is an “investment contract” as that term was first used by the Supreme Court in SEC v. Howey, 328 U.S. 293 (1946), and which has been further clarified through subsequent case law.

The CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. For this reason, we do not anticipate that we will be required to register with the CFTC in order to operate the INX Digital and INX Securities trading platforms.

In addition to relevant state money transmitter and securities laws, local state regulators may also regulate or seek to regulate blockchain assets. In July 2014, the New York State Department of Financial Services (the “NYSDFS”) proposed the first state regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and, after the closure of an initial comment period that yielded 3,746 formal public comments and a re-proposal, the NYSDFS issued its final BitLicense regulatory framework in June 2015. The BitLicense regulates the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibits any person or entity involved in such activity to conduct activities without a license. Not all regulations of blockchain assets are restrictive. For example, on June 28, 2014, California repealed a provision of its Corporations Code that prohibited corporations from using alternative forms of currency or value. The bill indirectly authorizes the use of bitcoin as an alternative form of money in the state.

The IRS has released guidance treating bitcoin as property that is not currency for U.S. federal income tax purposes. Taxing authorities of a number of U.S. states have also issued their own guidance regarding the tax treatment of bitcoin for state income or sales tax purposes. The treatment of blockchain assets may be the subject of contemplated tax reform.

On November 13, 2017, the European Securities Authority (“ESMA”) issued two statements, the first statement is intended to warn investors of the risks inherent in the ICOs, and the second statement sought to alert the companies involved in the ICO process regarding the need for ICOs and token issuers to meet relevant EU and member state regulatory requirements. On February 12, 2018, ESMA issued another EU-wide warning to consumers about the risks of buying virtual currencies. In July 2018, The EU Fifth Anti Money Laundering Directive (EU) 2018/843 came into force and extended the scope of the KYC/AML regulation to virtual currency exchange platforms and wallet providers.  On January 9, 2019, both ESMA as well as the European Banking Authority published reports on crypto-assets assessing the suitability of the existing regulatory framework to these instruments.

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules, and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. To date, the Japanese Financial Services Agency (FSA) has granted licenses to 15 different cryptocurrencies or tokens trading platforms. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law, and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws.

Other jurisdictions are still researching the subject. In September 2017, the Swiss Financial Market Supervisory Authority (“FINMA”) issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. On February 16, 2018 FINMA publicly announced ICO guidelines. In December 2018, the Swiss Federal Council adopted a report on the legal framework for blockchain and distributed ledger technology in the financial sector. In March 2019, the Federal Council initiated consultation with regard to specific amendments to federal law for the purpose of adapting federal law to developments in distributed ledger technology.

In December 2017, the UK Financial Conduct Authority (“FCA”) issued a statement on distributed ledger technology which said, in part, that the FCA will gather further evidence and conduct a deeper examination of the ICO market and that its findings will help to determine whether or not there is need for further regulatory action. In June 2018, an amendment to the Tel Aviv Stock Exchange Ltd. (“TASE”) regulations entered into effect, under which shares of companies operating in the field of cryptographic currencies will be excluded and / or not included in the TASE indices, if such a company is engaged in the holding, investing or mining of distributed cryptographic currencies, and the TASE Indices Committee decides that this activity is material or expected to be material to the company’s business. The Israel Securities Authority (ISA) has previously indicated that to date, there is uncertainty as to the format and extent of the regulation that will apply to the various activities in cryptographic currencies - especially those of decentralized currencies without any centralized entity, such as Bitcoin, in terms of taxation, prevention of money laundering and terrorism, cyber security and investor protection. In addition, the ISA has appointed a special committee authorized to examine the regulation of issuances of cryptographic currencies to the public.

In its final report, published in March 2019, the special committee recommended, among other things, focusing on the following: establishing a dedicated disclosure regime to adjust to the unique characteristics of such activities; formation by a number of Israeli regulatory authorities (among others, the Bank of Israel, Israeli Tax Authority, Anti-Money-Laundering Authority, Ministry of Finance, Justice Department, Israeli National Cyber Directorate and ISA) of a ‘regulatory sandbox’ with the aim of creating a harmonious government policy and the removal of barriers to domestic industry in the field of cryptographic assets; and examining a better suitable regulatory framework for the trading activity of cryptographic assets that are deemed securities. In addition, the special committee final report further provided the following initial regulatory guidelines to this field:

(1) The question of whether a cryptocurrency will be considered a security will be decided according to the totality of the circumstances and characteristics of each case on its merits against the background of the purposes of the Israeli law;

(2) Cryptographic currencies that grant rights similar to those of traditional securities such as shares, bonds or participation units will be considered securities. This category includes, for example, tokens who grant rights to participate in revenue or profits generated from an enterprise; tokens granting rights to receive payments, fixed or variable, whether by way of the allocation of additional currencies or by way of redemption of currencies; or tokens granting ownership rights or membership in an enterprise whose purpose is to generate an economic yield;

(3) blockchain assets intended to be used as a method of payment, clearing or exchange only, other than in a specific enterprise, which do not confer additional rights and are not controlled by a central entity, shall not typically be considered a security;

(4) blockchain assets that embody a right to a product or service and are purchased for consumption and use only shall not typically be considered securities; and

(5) a public offering of a cryptographic currency falling to the definition of a security is subject to the requirement to publish a prospectus.

On August 24, 2017, the Canadian Securities Administrators (“CSA”) published a staff position on the proposal (Offering) of cryptographic tokens to the public. The staff position indicated that there is an increasing trend in the offers of cryptographic tokens to the public, including the offerings of cryptographic tokens which are characterized as securities or derivatives, and therefore in these cases the Canadian securities and derivatives laws shall apply to the ICOs. In addition to the ICO definition, the publication includes reference to registration and disclosure requirements, the various trading platforms relevant to ICO, and how they are marketed, to the investment funds that offer cryptographic currencies and the regulatory Sandbox. Regarding the question of whether cryptographic tokens are securities, the CSA position states that, many of the ICOs that were examined found to be that the tokens issued in this proceeding are securities, including in light of the fact that they were considered as “investment contract.”

The Government of Gibraltar has enacted the Financial Services (Distributed Ledger Technology Providers) Regulations (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations but may depend on the manner in which the sale of tokens in structured and the characteristics of the token.

We anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions.

C. Organizational Structure.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

INX Digital, Inc.	United States (Delaware)	100%
INX Services, Inc.	United States (Delaware)	100%
INX Solutions Limited	Gibraltar	100%
Midgard Technologies Ltd.	Israel	100%

D. Property, Plant and Equipment.

The Company currently does not own or hold any tangible fixed assets, including real property, plant or equipment, whether by leasehold or otherwise.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Overview

We are developing INX Trading Solutions, a regulated solution for trading blockchain assets, that will initially include a cryptocurrency trading platform operated by INX Digital, for which we are qualified to operate as a money transmitter in nine (9) US states. We intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states during the fourth quarter of 2021. We also presently intend to establish INX Securities as an ATS, to be operated by INX Services, which we plan to register as a licensed broker-dealer. Our vision is to establish two trading platforms and a security token that provides regulatory clarity to the blockchain asset industry.

Initially, we plan to generate revenues primarily from fees received by us in connection with activities on the INX Digital trading platform. We intend to generate additional fees once we have completed the regulatory and technical requirements for the INX Securities trading platform. However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of security tokens, including the application of current regulations governing the conduct of market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Results of Operations and Known Trends or Future Events

We were incorporated on November 27, 2017 and since our date of inception our operations have consisted solely of planning and development of the INX Token and INX Trading Solutions. We have not generated any revenues from operations since our inception.

We will not generate any operating revenues until our trading platforms becomes operational. We currently generate non-operating income in the form of interest income on cash and cash equivalents and other investments. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements.

On August 20, 2020, the SEC declared as effective our registration statement on Form F-1 filed in connection with our initial public offering. We terminated the offering on April 22, 2021. Under the offering, we raised an aggregate of $[ ] in consideration for INX Tokens.

As a result of being a public company, we expect to incur substantially increased expenses (for legal, financial reporting, and compliance). We expect our expenses to increase after the closing of the Valdy Transaction.

Results of Operations for the year ended December 31, 2020

Total Operating Expenses

Operating expenses for the year ended December 31, 2020 were $11,581,000, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $1,581,000, include the cost of development of our trading platform and primarily comprised of costs of our research and development personnel and other development-related expenses. Sales and marketing expenses amounted to $2,153,000, primarily comprised of costs of personnel and other marketing costs incurred in connection with our initial public offering. General and administrative expenses, which amounted to $7,847,000, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

Loss

Our loss for the year ended December 31, 2020 was approximately $24,331,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for year ended December 31, 2020 was approximately negative $6,055,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2020 was approximately negative $12,419,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2020:

Cumulative Adjusted Operating Cash Flow as of December 31, 2019	(6,364,000)

Less: Net cash used in operating activities in the year ended December 31, 2020	(6,055,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2019 that formed the basis of distribution paid to INX Token holders on April 30, 2020 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2020	10,403,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2020	(10,403,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419,000)

Results of Operations for the year ended December 31, 2019

Total Operating Expenses

Operating expenses in the year ended December 31, 2019 were $2,900,000, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $468,000, include the cost of development of our trading platform. Sales and marketing expenses amounted to $108,000 and include mainly cost of personnel. General and administrative expenses, which amounted to $2,324,000, include costs associated with the registration of our platform, as well as legal and other services related to the offering.

Loss

Our loss for the year ended December 31, 2019 was approximately $3,689,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2019 was approximately negative $2,514,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2019 was approximately negative $6,364,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2019:

Cumulative Adjusted Operating Cash Flow as of December 31, 2018	(3,850,000)

Less: Net cash used in operating activities in the year ended December 31, 2019	(2,514,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2018 that formed the basis of distribution paid to INX Token holders on April 30, 2019 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2019	-

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2019	-

Cumulative Adjusted Operating Cash Flow as of December 31, 2019	(6,364,000)

Results of Operations for the year ended December 31, 2018

Total Operating Expenses

Operating expenses in the year ended December 31, 2018 were $3,664,000, and they consist of research and development, and general and administrative expenses. Research and development expenses, which amounted to $525,000, include the cost of development of our trading platform. General and administrative expenses, which amounted to $3,139,000, include costs associated with the registration of our platform, as well as legal and other services related to the offering.

Loss

Our loss for the year ended December 31, 2018 was approximately $4,010,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2018 was approximately negative $3,262,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2018 was approximately negative $3,850,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2018:

Cumulative Adjusted Operating Cash Flow as of December 31, 2017	(588,000)

Less: Net cash used in operating activities in the year ended December 31, 2018	(3,262,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2017 that formed the basis of distribution paid to INX Token holders on April 30, 2018 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2018	7,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2018	(7,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2018	(3,850,000)

Comparison of year ended December 31, 2020 and the year ended December 31, 2019

The following table presents an overview of our results of operations for year ended December 31, 2020 and 2019:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31, 2020	Year ended December 31, 2019

Operating expenses:

Research and development	1,581	468
Sales and marketing	2,153	108
General and administrative	7,847	2,324

Loss from operations	11,581	2,900

Fair value adjustment of INX Token liability	12,518	762
Fair value adjustment of INX Token warrant liability	209	92
Finance expense	23	70
Finance income	-	(135)

Loss and total comprehensive loss	24,331	3,689

Loss per share, basic and diluted	2.00	0.32

Weighted average number of shares outstanding, basic and diluted	12,152,006	11,395,273

Research and Development Expenses

We incurred $1,581,000 in research and development expenses for the year ended December 31, 2020, compared to $468,000 for the year ended December 31, 2019. Research and Development expenses increased by $1,113,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $255,000 and $333,000 in share-based and token-based compensation expense, respectively, increase of $447,000 in personnel cost and $78,000 in other cost and services related to the development of our trading platform.

Sales and Marketing Expenses

We incurred $2,153,000 in sales and marketing expenses for the year ended December 31, 2020, compared to $108,000 for the year ended December 31, 2019. Sales and marketing expenses increased by $2,045,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $106,000 and $423,000 in share-based and token-based compensation expense, respectively, increase of $261,000 in personnel costs and $1,255,000 in other marketing costs in connection with our initial public offering.

General and Administrative expenses

We incurred $7,847,000 in general and administrative expenses for the year ended December 31, 2020, compared to $2,324,000 for the year ended December 31, 2019, an increase of $5,523,000, primarily driven by increases of $48,000 and $3,168,000 in share-based and token-based compensation expense, respectively, increase of $845,000 in personnel costs, an increase of $1,253,000 in legal services and $210,000 in other operation costs.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2020 includes a financial liability for INX Token holders, in the amount of $24,106,000. At December 31, 2020, we measured the INX Token fair value based on the offering price (see further details in Note 3 in the financial statements).

As of December 31, 2020, the Company has commitments to grant 5,906,083 INX Tokens to directors, employees and service providers, some of which are exercisable six months following the date the Offering is declared effective by the SEC, or subject to vesting schedule. The related liability in the amount of $4,249,000 is presented at fair value based on Black-Scholes pricing model. (see further details in Note 4 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the year ended December 31, 2020, was $24,331,000, compared to net loss of $3,689,000 for year ended December 31, 2019, a decrease of $20,642,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2020, was negative $6,055,000, compared to an Adjusted Operating Cash Flow of negative $2,514,000 for the year ended December 31 year ended December 31, 2019, an increase in negative cash-flows from operations of $3,541,000 resulted from an increase in our loss from operations between the compered periods and decrease in fair value of digital assets.

Comparison of the Fiscal Years Ended December 31, 2019 and 2018

The following table presents an overview of our results of operations for the years ended December 31, 2019 and 2018:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,	Year ended December 31,
	2019	2018
Operating expenses:
Research and development	468	525
General and administrative	2,432	3,139
Loss from operations	2,900	3,664

Fair value adjustment of INX Token and derivative liabilities	854	340
Finance expense	70	6
Finance income	(135)	-

Loss and total comprehensive loss	3,689	4,010

Loss per share, basic and diluted	0.32	0.50

Weighted average number of shares outstanding, basic and diluted	11,395,273	7,948,935

Research and Development Expenses

We incurred $468,000 in research and development expenses for the fiscal year ended December 31, 2019, compared to $525,000 for the fiscal year ended December 31, 2018. Research and Development expenses decreased by $57,000 for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily a result of an increased efficiency achieved from using an internal development team over third party contractors used in early years.

General and Administrative expenses

We incurred $2,432,000 in general and administrative expenses for the fiscal year ended December 31, 2019, compared to $3,139,000 for the year ended December 31, 2018, a decrease of $707,000, primarily due to a decrease in legal and other costs related to our initial public offering.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2019 includes a financial liability for INX Token holders in the amount of $1,179,000. As currently there is no trading market for the INX Token, we determined its fair value based on a valuation derived from a third-party transaction (see further details in Note 3 in the financial statements). Changes in fair value of the INX Token liability are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the fiscal year ended December 31, 2019 was $3,689,000, compared to net loss of $4,010,000 for year ended December 31, 2018, a decrease of $321,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the fiscal year ended December 31, 2019 was negative $2,514,000, compared to an Adjusted Operating Cash Flow of negative $3,262,000 for the year ended December 31, 2018, a decrease in net cash outflows of $748,000.

INX Token Valuation

The fair value of each INX Token as of December 31, 2020 and December 31, 2019 was $0.90, and $0.06237, respectively. The fair value as of December 31, 2020 was $0.90 per token based on the price of our initial public offering. The level in the fair value hierarchy is level 1.

Certain INX tokens holders are subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens for periods of 6 to 24 months. For the purpose of determining the fair value of the INX token liability, the company considered the restriction which apply on such token holders by discounting the offering price with a discount rate reflecting the lack of marketability during the lock-up period. The level in the fair value hierarchy with respect for such token holder is level 2.

The fair value as of December 31, 2019 was determined by management and the Board of Directors based on a valuation derived from a capital raise pursuant to the terms of a SAFE approved by the Board of directors in February 2020. In determining the fair value of the INX Token from these transactions, the Company used various inputs and assumptions in performing an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution. The significant inputs and assumptions are the price of the Ordinary share of the Company, the volatility used in valuing the Company’s share options and INX Token warrants, expected term of the INX Token warrants, the number of INX Tokens expected to be issued in the Offering and the weighted average probability as to the amount of funds to be raised in the Offering. The level in the fair value hierarchy is level 3.

Critical Accounting Policies and Estimates

In accordance with IFRS, in preparing our financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of net revenues and expenses during the reported period. We develop and periodically change these estimates and assumptions based on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Financial liabilities at fair value through profit or loss - INX Token liability:

Based on the terms of the INX Token, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

The Company’s obligation to distribute annually to the INX Token holders 40% of the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9 (IAS 39 for the period to December 31, 2017). The Company elected in accordance with IAS 39 (which election remains in effect upon adoption of IFRS 9) to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss.

Accordingly, the INX Token liability is remeasured to fair value at the end of each reporting period. The changes in fair value are recognized in profit or loss. IFRS 9, Financial Instruments, replaces IAS 39 for annual periods beginning on January 1, 2018 and accordingly starting January 1, 2018, the Company applied IFRS 9 retrospectively, without adjusting the comparative information, which continues to be reported under IAS 39. According to IFRS 9, changes in the fair value of a financial liability designated as at fair value through profit or loss which are attributable to the change in credit risk of that liability are presented in other comprehensive income. All other changes in fair value of that liability are presented in profit or loss. The change in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

Going Concern and Management Plans

The audited financial statements, included in this prospectus, have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 2017, we have incurred a loss from operations and as of December 31, 2020, we have an accumulated deficit of $32,667,000. We have not yet generated cash from operations and we require financing resources to support the ongoing operations, particularly development, marketing and operational costs. Our future expenditures and capital requirements will depend on numerous factors, including: the success of the Offering, the progress of the platform’s development efforts, timely launch of the operations of the INX Trading platform, and the outcome of the coronavirus pandemic which may impact the Company’s operations and the ability to raise capital (see Note 1 (d) in our financial statements).

We are dependent upon the funds from the Offering to satisfy our working capital requirements in the coming 12 months. As described in Note 1(a) in our financial statements, through December 31, 2020 we received approximately $9.2 million from purchases of INX Tokens pursuant to the Offering. Our management believes that the aforementioned proceeds as well the additional proceeds amounting to approximately $15,000 received from the Offering through the date of approval of our financial statements  are sufficient to finance our operations for at least the coming 12 months, and accordingly, have concluded that the going concern assumption is appropriate.

B.	Liquidity and Capital Resources.

To date, we have generated no cash from operations. We have financed our operations through debt issuances and equity investments made by our shareholders. See “Item 7.B Related Party Transactions.” We expect to require additional cash to fund our ongoing operational needs, particularly our development and marketing expenses and employee salaries.

Our future expenditures and capital requirements will depend on numerous factors, including: the progress of our development efforts and the rate at which we can get our trading platforms up and running. We are dependent upon funds raised from our initial public offering and other capital raises to satisfy our working capital requirements. Our business does not presently generate any cash.

We believe that we have sufficient capital to finance our operations for at least 24 months; however, we may need to obtain additional financing prior to that time.

C.	Research and Development

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D.	Trend Information

See Item 4, Item 5.A and Item 5.B.

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) (ii) of Regulation S-K..

F.	Tabular Disclosure of Contractual Obligations

The following summarizes our significant contractual obligations as of December 31, 2020 (U.S. Dollars in thousands):

	Payments due by period
	Less than 1 year	Total
Accounts Payable	423	423
Accrued bonuses	905	905
INX Token Liability	24,106	24,106
INX Token warrant liability	4,249	4,249
Convertible Loans	148	148

Total	29,831	29,831

(1)	Our liabilities in the balance sheet as of December 31, 2020 do not include the following contingent obligations:

We have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote our initial public offering of INX Tokens to non-U.S. persons only. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000,000, A-Labs will receive a cash payment of no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and as high as 10% of such gross proceeds for the initial $30 million raised from sales to non-U.S. persons. A-Labs will also receive a payment for non-broker services in an amount of $500,000 upon the Company selling at least $10 million worth of INX Tokens to U.S. persons. These contingent payments were not recorded on the balance sheet due to the uncertainty of the payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Our business strategy and activity and on-going day-to-day management is carried out through our officers, who are engaged through management, services, consulting or similar agreements.

The following table sets forth certain information relating to our executive officers, including their ages as of the date of this prospectus. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA.

Name	Age	Position
Shy Datika	51	President
Oran Mordechai	45	Chief Financial Officer
Itai Avneri	47	Chief Operating Officer
Maia Naor	37	Vice President, Product
Jonathan Azeroual	34	Vice President, Blockchain Asset Strategy
Alan Silbert	48	Director of INX Limited; Chief Executive Officer of North America
Douglas Borthwick	51	Chief Business Officer
Paz Diamant	50	Chief Technology Officer
Emiliano “Jon” Rios	39	Chief Compliance Officer
Catherine Yoon	42	General Counsel

Mr. Shy Datika is one of our founders and is our President. Mr. Datika has more than 25 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 20 years, Mr. Datika has been extensively involved in financial technology (“fin-tech”) as an investor, director or manager of several companies, including as CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, anyoption, Ouroboros Ltd (CySec licenced CIF) and as an independent (external) director and the Chairman of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial market. Mr. Datika serves as a director on the board of numerous private companies.

Mr. Oran Mordechai is our Chief Financial Officer. Prior to joining us in December 2017, Mr. Mordechai worked at Ernst & Young Israel for 13 years in several positions. Mr. Mordechai’s last role was as senior manager in the high-tech practice, leading and managing diverse client accounts, including start-ups through exits, domestic, multinational and publicly traded companies. Mr. Mordechai’s business experience includes corporate finance, international corporate tax, mergers and acquisitions and initial public offerings. Mr. Mordechai holds a BA in Economics, Management and Accounting from the College of Management and a MBA of Business Administration Finance and Financial Management Services from Tel-Aviv University and is a Certified Public Accountant. Mr. Mordechai is also the founder of Insight Finance, through which he provides financial services to his clients, including us.

Mr. Itai Avneri is our Chief Operating Officer and brings over 20 years of executive management experience into this role. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of anyoption, from June 2017 to July 2018, CEO of invest.com in Israel, where he spearheaded the shift to cryptocurrency and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has on the advisory boards of various enterprises including Peality Races, Layer11, Groupiez and BeexOS. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Ms. Maia Naor is our Vice President, Product and has been with the Company since its founding. Ms. Naor has ten years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Jonathan Azeroual is our Vice President, Blockchain Asset Strategy and has been with the Company since its founding. Mr. Azeroual has over 9 years of broad financial experience working for banks, hedge funds, brokerage firms in various analytical, operational or executive positions in Paris’, New York’s, and London’s financial markets. He is the co-founder and, from July 2015 until December 2017, served as Chief Executive Officer of Bsave Ltd., a UK company which operates a Bitcoin savings platform. He also currently works for Redwood Digital Fund as a member of their Trading & Investment Services team. From June 2016 to February 2017, he was a member of the Trading & Investment Services group at Hadas Capital. Between October 2014 and October 2015 he was an algorithmic trader for Colley Cooper Capital. Prior to that, starting in 2012 until October 2014, he served as an institutional sales trader for Sunrise Brokers. He graduated with honors and holds a postgraduate degree in Financial and Statistical Engineering from Paris-Dauphine University and holds ESCP Europe Advanced Master in Finance.

Mr. Alan Silbert is a director of the Company and our Chief Executive Officer of North America. He joined the Company in March 2018 as Executive Managing Director. Mr. Silbert is responsible for launching operations in North America, including facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading the registration processes for broker-dealer and alternative trading system licenses. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Life Science Finance/Venture Debt teams. Prior to that, he was Vice President – Life Science Finance at GE Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

Mr. Douglas Borthwick is our Chief Business Officer. Mr. Borthwick has over 25 years of experience in the finance industry, most recently founding and building the Chapdelaine FX electronic and voice trading business for inter-dealer broker TP-ICAP from 2012 to September 2018. Mr. Borthwick held various roles with Morgan Stanley from 1996 through 2005; managing foreign exchange derivatives trading groups in New York and London, with a strong focus on emerging markets. He then ran the strategic trading desk at Merrill Lynch from 2005 to 2006, and the Latin American FX trading business at Standard Chartered from 2006 to 2009. In 2010, Mr. Borthwick managed trading and research areas for startup foreign exchange agency, Faros Trading, a company that was later sold to FXCM in 2013. Mr. Borthwick holds a bachelors of science in Economics from Carnegie Mellon University and an MBA from Yale University’s School of Management.

Mr. Paz Diamant is our Chief Technology Officer. Mr. Diamant has more than 25 years of experience in the banking and financial technology industry. From November 2013 to January 2020, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and a MBA, Finance from Bar-Ilan University.

Mr. Emiliano “Jon” Rios is our Chief Compliance Officer and has almost 17 years of leadership and compliance experience across multiple segments of the financial services industry, from traditional banking and wealth management to FinTech startups. From August 2019 through September 2020, Mr. Rios served as Director of Compliance and then Chief Compliance Officer at M1 Finance. His experience also includes from May 2018 through July 2019, acting as Director of Compliance at Anchorage, the premier digital asset custodian for institutions and, from January 2017 to May 2018, Compliance Manager at Wealthfront, the top robo-advisor and financial planning service. He previously held investment compliance and supervision roles at Charles Schwab, BMO Harris, and Ziegler. As a member of the executive team, Rios will lead compliance efforts throughout the organization, including establishing policies and procedures, supervision structures, operations and controls, regulatory relationships, and risk management.

Ms. Catherine Yoon is our North American General Counsel. Ms. Yoon is responsible for leading all legal, regulatory and government affairs efforts. From January 2021 to April 2021, she was interim General Counsel to Signum Growth Capital LLC, a financial advisory firm providing M&A services and private placements for emerging FinTech, media and blockchain companies, as well as the founder and principal of CJY Advisors LLC. From May 2019 to December 2020, she was special counsel and the co-head of the FinTech and blockchain practice group at the law firm of Katten Muchin Rosenman LLP. From October 2017 to April 2019, she was general counsel of Genesis Block LLC, a blockchain advisory firm, and its affiliated broker-dealer, GB Capital Markets Inc. From November 2010 to October 2017, she was Managing Director and Senior Counsel at The Bank of New York Mellon. Prior to that, she was an associate at the law firm of Schulte Roth & Zabel LLP. Ms. Yoon is a member of several blockchain industry groups and is on the steering committee for Global Blockchain Convergence, a blockchain policy think tank. Ms. Yoon received her BA from Swarthmore College and her JD from New York Law School.

Board Composition; Powers, Duties and Responsibilities

The following table sets forth certain information relating to our directors, including their ages as of the date of this prospectus. Unless otherwise stated, the address for our directors is at the Company’s registered office currently located at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA. See “Item 6.C Board Practices – Election of Directors; Independent Board Members.” regarding the independence standards that we apply to our directors.

Name	Age	Position	Director Since*
James Crossley	73	Director	January 2018
David Weild	64	Independent Director	April 2018
Alan Silbert	48	Director, Chief Executive Officer of North America	March 2018
Nicholas Thadaney	52	Independent Director	July 2018
Haim Ashar	52	Independent Director	October 2018
Thomas Lewis	68	Independent Director	October 2018
Rafael Rafaeli	52	Director	October 2018

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with specified defined period of term.

Mr. James Crossley is a director of the Company and heads the Company’s European business and corporate development efforts. From October 2015 to December 2018, James was a Director of the Flo Live group, a provider of global cloud-based Internet-of-Things ecosystems. From March 2016 to May 2017, he acted as Director and CFO of Flocash Limited, a technology based international money transfer gateway. From February 2013 to December 2016 he worked with Extech, Ascarii and Intalec, marketing ERP Solutions including SAP Business One Cloud and Infor. Prior to February 2013, he had been Director of Corporate Development for Titan GS Europe, a global SAP Partner, having previously sold his own successful SAP Partnership to Titan in February 2009. Before moving into technology James, spent 25 years at C Level in the advertising industry including CFO, CEO and Group CFO roles for regional and global ad agencies.

Mr. David Weild is an independent director of the Company. Mr. Weild is founder, chairman and CEO of Weild & Co., Inc., parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman of NASDAQ, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University. Mr. Weild is currently on the boards of BioSig Technologies, Inc. and PAVmed Inc. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity Tuesday’s Children. He became chairman emeritus in October 2016 and still serves on the board. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, and small company expertise to the Company gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, OECD and the G-20 on how market structure can be bettered to improve capital formation and economic growth.

Mr. Nicholas (Nick) Thadaney is an independent director of the Company. Mr. Thadaney was President and Chief Executive Officer, Global Equity Capital Markets, and a member of the senior management team of TMX Group until February 2018. In his roles with TMX Group, Mr. Thadaney was responsible for all equity listing and trading activity across the company’s equities markets and alternative trading systems, including Toronto Stock Exchange, TSX Venture Exchange, Alpha, TMX Select, TSX Private Markets and TSX Trust. Prior to joining TMX Group in September 2015, Mr. Thadaney was Chief Executive Officer of ITG Canada Corp. since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG’s Global Executive Committee. Previously, he was Director of Sales and Trading of ITG Canada’s Institutional Equities business from 2000 to 2005. Before his tenure at ITG, Mr. Thadaney was Vice-President, Business Development (Equities) at C.T. Securities Inc., which was later acquired by T.D. Securities Inc. in 1999. He has also been a member of several industry associations, boards and registered charities, including: Asset Management Industry Hold’em for Life Charity, Mount Sinai, Co-Chair; Bermuda Stock Exchange; Canadian Council of the Americas; CanDeal; IIROC; Toronto Financial Service Alliance; Investment Industry Association of Canada; Junior Achievement Canada; Young Presidents Association (Ontario Chapter); and the World Federation of Exchanges SME Advisory Board.

Mr. Haim Ashar is an independent director of the Company. Mr. Ashar is an independent business consultant providing integrated business development for startups and mid-size companies. He represents multiple companies in Europe across several sectors, helping them to build market-driven products and technology. From June 2017 to June 2018, Mr. Ashar served as Interim Manager – Change Management at We call4U UG, Berlin with responsibilities for marketing, brand, public relations and partnerships. From April 2014 to March 2017, Mr. Ashar served as Head of Business Development at Wayra Germany, Telefonica’s startup accelerator, with responsibilities for venture relations, brand development, scouting and outsourcing innovation for corporate business units. From May 2010 to December 2013, Mr. Ashar served as Operational CEO at ecosiv GmbH, a manufacturer of innovative radiant heating applications. Mr. Ashar earned his BSCE from Tel Aviv University in Israel.

Mr. Thomas K. Lewis, Jr. is an independent director of the Company. Mr. Lewis is currently the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science, and served for twelve years as a member of the Board of Trustees of the University of New Haven. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

Mr. Rafael Rafaeli is a director of the Company. Mr. Rafaeli is Partner and CEO of the Rafaeli Group, an international companies group engaging in large scale real estate projects in the Far East, Europe and Israel. From 2002 to 2008, Mr. Rafaeli acted as the CEO of Maxbet International, an international gaming cooperation founded by Mr. Rafaeli.

Mr. Rafaeli is the son of Mr. Yitshak Rafaeli, a shareholder of the Company who holds more than 12% of the issued and outstanding share capital of the Company. Mr. Rafaeli was appointed as a director of the Company upon the nomination of Mr. Yitshak Rafaeli, pursuant to the terms of our Articles of Association. See “Item 6.C Board Practices – Election of Directors; Independent Board Members.”

Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation.

Our senior management and our directors received $39,350,000, $1,062,000 and $716,000 in compensation for years ended December 31, 2020, 2019 and 2018, respectively.

For additional information, see “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

On December 29, 2017, the Company’s board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of a Share Ownership and Award Plan and future grants to employees and consultants as the board of directors may approve from time to time. On February 22, 2021, the Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan” or the “Plan”) and, on March 18, 2021, the Company’s shareholders approved the Plan. The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. The Plan authorized the issuance of up to 1,288,882 Ordinary Shares pursuant to share awards under the Plan.

C.	Board Practices

Election of Directors; Independent Board Members

Under the Companies Act, a Gibraltar private company must have at least one director. Appointments of directors are performed by means of a vote at the general meeting of shareholders, or by a resolution of the board if permitted by the memorandum or articles so provide. Our Articles of Association provide that, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director (a) by ordinary resolution of the shareholders (members) (within the meaning given in section 200 of the Companies Act), or (b) by a decision of our Board of Directors.

Our Articles of Association also provide that, prior to the effectiveness of the registration statement of which this prospectus is a part, six (6) of the Company’s directors shall be nominated (and may be removed) by each holder of fifteen percent (15%) of the issued and outstanding share capital of the Company; and one director shall be a market expert to be nominated (and may be removed) by Shy Datika. This right lapsed upon the effectiveness of the registration statement of which this prospectus is a part.

Our Articles of Association also provide that, upon the effectiveness of the registration statement of which this prospectus is a part, the Company shall maintain a Board consisting of a majority of independent directors, as defined by the NASAA Statements of Policy and the UK Corporate Governance Code. We currently have seven (7) directors, four of whom are independent as such term is defined by the North American Securities Administrators Association (NASAA) Statement of Policy Regarding Corporate Securities Definitions and the UK Corporate Governance Code. There is no definition under Gibraltar law to the term “Independent Director”.

Further, our Articles of Association state that, in addition to any obligation, duty or consideration imposed on them by law, independent directors shall be required to consider the interests of token holders in determining whether to approve or disapprove of the following events:

(1) a transaction with an Affiliate (as such term is defined in the Articles);

(2) a Deemed Liquidation (as such term is defined in the Articles); and

(3) an Insolvency (as such term is defined in the Articles).

See also – “Description of Our Memorandum and Articles of Association” below.

In connection with all future material affiliated transactions and loans, we will (i) make and enter into such transactions and loans on terms no less favorable to us than those that can be obtained from unaffiliated third parties; (ii) obtain approval from a majority of our independent directors of all future material transactions and loans, including any forgiveness of loans; and (iii) to the extent required by law, obtain shareholder approval for any such transaction. Our officers and directors have considered their due diligence and assure that there is a reasonable basis for these representations. Further, we have considered and decided to embody certain of these representations in our Articles of Association. Our Articles of Association include a provision that any material transaction between the Company and an affiliate of the Company must be approved by a majority (and at least two) of our independent directors who do not have an interest in the transaction.

Our Articles of Association provide that if the numbers of director votes for and against a proposal are equal, the chairman of the meeting has a casting vote.

Qualification of Directors

The shareholding qualification for directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

Authority Granted to Directors

Subject to the Articles, the directors are responsible for the management of the company’s business, for which purpose they may exercise all the powers of the company. Subject to the Articles, the directors may delegate any of the powers which are conferred on them under the Articles: (i) to such person or committee; (ii) by such means (including by power of attorney) to such an extent; (iii) in relation to such matters or territories; and (iv) on such terms and conditions; as they think fit. Committees to which the directors delegate any of their powers must follow procedures which are based (as far as they are applicable) on those provisions of the articles which govern the taking of decisions by directors. The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

Directors’ Remuneration

Directors may undertake any services for the Company as determined by the Board of Directors. Directors are entitled to such remuneration as determined by the Board of Directors: (a) for their services to the Company as directors, and (b) for any other services undertaken for the company. Subject to the Company’s articles of association, a director’s remuneration may take any form, and include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director. Unless otherwise determined by the Board of Directors, their remuneration accrues from day to day and directors are not accountable to the Company for any remuneration that they receive as directors or as officers or employees of the Company’s subsidiaries or of any other body corporate in which the Company is interested. The company may pay any reasonable expenses which the directors properly incur in connection with their attendance at: (a) meetings of directors or committees of directors, (b) general meetings, or (c) separate meetings of the holders of any class of shares or of debentures of the company, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

Corporate Governance

Under Gibraltar law, the Company is governed in accordance with its memorandum and articles of association, the provisions of the Companies Act and other Gibraltar statutory and common law principles. The Board is committed to the principles of corporate governance which it considers to be central to the effective management of the business and to maintaining the confidence of investors.

See the section captioned “Description of Memorandum and Articles of Association” for summaries of certain corporate governance provisions and rights of shareholders of the Company.

Differences between the Gibraltar Companies Act and laws impacting Delaware companies

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Act, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the SEC regulations for U.S. domestic issuers.

The Companies Act and the laws of Gibraltar affecting Gibraltar companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of Gibraltar applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware. The summary is not intended to be a complete discussion nor a comprehensive all included description of the respective rights and it is qualified in its entirety by reference to Delaware law and the Companies Act, and as may be relevant, to our Memorandum and our Articles of Association.

Number of Directors. Under the Companies Act, every Gibraltar private limited company shall have at least one director and the number shall be fixed in the company’s memorandum and articles of association. Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors. Under the Gibraltar law, directors may be removed from office, with or without cause, in accordance with the provisions of their memorandum and articles of association. Gibraltar law allows shareholders with sufficient majority to exercise a vote to remove directors. In addition, under our Articles of Association, a person ceases to be a director as soon as: (a) that person ceases to be a director by virtue of any provision of the Companies Act or the Gibraltar Insolvency Act 2011 or is prohibited from being a director by law; (b) a bankruptcy order is made against that person; (c) a composition is made with that person’s creditors generally in satisfaction of that person’s debts; (d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months; (e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms. Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors. Under the Companies Act, appointments of directors (other than nomination of directors via the general meeting of shareholders) may also be made by a resolution of the board if allowed by the articles of association of the Gibraltar company. Our Articles of Association provide that, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director (a) by ordinary resolution of the shareholders (members) of the Gibraltar company (within the meaning given in section 200 of the Companies Act), or (b) by a decision of our Board of Directors. Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Shareholder/Stockholder Meetings. Under the Companies Act, annual general meetings of shareholders and extraordinary general meetings of shareholders (within the meaning given in sections 193 and 195 of the Companies Act) shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the articles of association of the Gibraltar company, and extraordinary general meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized under the Companies Act or by the articles of association. With respect to notices of general meetings, subject to the provisions of the Companies Act relating to special resolutions, seven days’ notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which notice is given) specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter mentioned, or in such other manner (if any) as may be prescribed by the company in general meeting, to such persons as are, under the articles of association of the company, entitled to receive such notices from the company; but with the consent of all the members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice and in such manner as those members may think fit. Meetings to resolve matters requiring a special resolution necessitate a 21 day notice period.

A Gibraltar company can decide its own way of communicating with its shareholders, including publication of notice of meetings on a website of a company (in accordance with the provision of the Companies Act). Ordinary resolutions (within the meaning given in section 200 of the Companies Act) at the general meetings are passed by a simple majority. Extraordinary and special resolutions (within the meaning given in section 201 of the Companies Act) are passed by seventy-five percent (75%) majority. Under Delaware law, (i) the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaw, and (ii) special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholder action by written consent. Under the Companies Act, it is not necessary in the case of a Gibraltar private company to hold a general meeting in order to pass an ordinary, an extraordinary, or a special resolution. Subject to provisions in the articles of the company, such resolutions may be passed in writing by unanimous approval. Our Memorandum and Articles of Association currently provide such provisions. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Preemptive Rights. Under Gibraltar law, rights of pre-emption can be worked into the articles of association of the company. However, in the absence of such explicit rights, shareholders are not automatically entitled to benefit from preemptive rights. Our Articles do, however, have specific provisions creating rights of pre-emption. Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Liability of Directors and Officers.

Pursuant to s. 224 of the Companies Act, in a limited company the liability of the directors or managers, or of the managing director, if so provided by the memorandum, may be unlimited, while s.225 of the Companies Act states that a limited company, if so authorized by its articles, may by special resolution, alter its memorandum so as to render unlimited the liability of its directors or managers, or of any managing director. Upon the passing of any such special resolution the provisions of the special resolution shall be as valid as if they had been original contained in the memorandum. However, s. 231 (1) states that subject to its provisions, any provision, whether contained in the articles of a company or in any contract with a company or otherwise, for exempting any director, manager or officer of the company from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company, shall be void. S. 231 (2) further states that nothing shall preclude:

●	Any person, not being the company, indemnifying any director, manager or officer of the company against any such liability as referred to in subsection (1);

●	A company from purchasing and maintaining for any director manager or officer of the company, or any person (whether an officer of the company or not) employed by the company as auditor, insurance against any such liability referred to in subsection (1);

A company from indemnifying any director, manager or officer of the company against any such liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application under s. 477 in which relief is granted to him by the court.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●	any transaction from which the director derives an improper personal benefit.

Standard of Conduct for Directors. Under Gibraltar law, directors are subject to various common law duties. Director’s duties are not codified in Gibraltar and are not set in statute but derive from common law principles and case law. These significant duties and responsibilities include the following:

●	to act in good faith and in the best interest of the company;

●	to not allow their interests to conflict with those of the company; and

●	to act with due care and skill.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Voting Rights. Under Gibraltar law, the basic presumption is that each shareholder is entitled to one vote for each share held. However, the rights and entitlements attaching to shares of a Gibraltar company are set out in a company’s memorandum and articles of association which can be modified to denote the rights and entitlements attaching to each type of share in the company. Certain shares may be granted additional voting rights while others may only be entitled to financial remuneration and not voting rights. Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder of capital stock is entitled to one vote for each share of capital stock held by such stockholder, and blockchain assets are not considered capital stock unless expressly identified in the certificate of incorporation of the company.

Distribution of periodic reports to shareholders; proxy solicitation. Under the Companies Act, each company decides its own way of communicating with its shareholders, however shareholders have a right to request certain information from the company.

Quorum. Under the Companies Act, a company is entitled to determine in its memorandum of association and in its articles of association, the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles and our memorandum of association, or the Memorandum, provides that two members present in person or by proxy shall constitute a quorum unless there shall at any time be one member in which event such member alone shall have the authority to transact the business of a general meeting.  An ordinary resolution of the members (or of a class of members) can be passed by members representing a simple majority (i.e. more than 50%) of the total voting rights of the members or, as the case may be, of the class of members. An extraordinary or special resolution of the members requires a majority of not less than 75% of those members at a general meeting of which notice specifying the terms of the resolution and the intention to propose the resolution as such a resolution has been given.

Nomination of our directors. Our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations of directors, which are presented to our shareholders by our Board, are generally made by the Board itself, in accordance with the provisions of our Articles of Association and the Companies Act. Nominations need not be made by a nominating committee of our Board consisting solely of independent directors.

Compensation of officers. Under the Companies Act and our Memorandum and Articles of Association, compensation of our officers requires approval by, our Board and, at times, our shareholders. The Board will seek recommendations and approval from the Audit Committee.

Independent directors. A majority of the directors serving on our Board are to be “independent”, and in any case, we will at all times maintain a Board with at least two directors who are independent. We define independence using both the North American Securities Administrators Association (NASAA) Statement of Policy Regarding Corporate Securities Definitions and the UK Corporate Governance Code.

Gibraltar law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Act. The Companies Act sets our various matters requiring shareholder approval. Notable examples of this include any amendments to the company’s Memorandum and Articles of Association, any increase or reclassification of share capital and the issuance of dividends.

In particular, shareholder approval shall be generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

●	the approval of the board of directors; and

●	approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Mergers and similar arrangements. Under the Gibraltar law, there are various mechanisms to give effect to a merger or takeover. However, the most common way is pursuant to the provisions of the Companies Act by way of scheme of arrangement. The procedure for a scheme of arrangement is set out at Part VIII of the Companies Act.

In very general terms, a scheme of arrangement is a compromise or arrangement between a company and its members. Under a scheme to effect a merger, the shares in one Gibraltar company (target) would be exchanged by its shareholders for consideration shares and/or cash by another Gibraltar company.

A brief overview of the process is as follows:

●	Court order for holding meeting: an application may be made by a company or any member (or creditors) of such company to summon a meeting of members;

●	Statement to be circulated: Where a meeting is summoned, the notice of such meeting which is sent to members must include a statement explaining the proposed arrangement and disclosing any material interests of the directors of the company, whether as directors or as members or as creditors of the company or otherwise;

●	Approval of members of merging companies: The scheme is conditional on, amongst other things, the approval by shareholders; the statutory majority required to approve the scheme at the meeting is a 75% majority of those shareholders who are present and vote in person or who vote by proxy or at any adjournment thereof;

●	Petition to the Court: Upon approval of a majority of shareholders, an application must then be made to Court by way of petition seeking the Court’s sanction of the scheme. As part of this application, the Court will need to be satisfied that the requisite approval of the shareholders has been duly sought and obtained in accordance with the necessary legal processes. If the Court is satisfied in this regard, it may then, either by order sanctioning the arrangement or by imposing certain conditions for the implementation of the scheme or by any subsequent order, make provision for the amalgamation of the relevant companies.

●	Delivery of the Order to the Registrar: When issued by the Court, the order sanctioning the scheme will need to be delivered to with the Register of Companies for registration and, it is upon such delivery and registration that the scheme will become effective; a copy of such order must be delivered to the Registrar within 7 days after its making. The entire process can take between 4 and 8 months.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded annually and accrue at 5% over the Federal Reserve discount rate.

Approval of Related Party Transactions. All related party transactions must be disclosed to the Company for approval.

Transactions with interested shareholders. Delaware law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Act has no direct comparison, but it is worth noting that certain common law provisions relating, for example, to conflicts of interest and similar considerations, may depending on the facts, apply under Gibraltar law.

Committees of the Board of Directors

Gibraltar companies are not required to establish any sub committees of the Board. Nevertheless, they have the power to create such subcommittees and delegate responsibilities and oversight accordingly. Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors. The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

Our Board intends to establish two committees: (1) an audit committee, and (2) a compensation committee. The members of the audit committee and the members of the compensation committee shall be appointed by the Board.

Audit Committee

Our Board has adopted terms of reference for an audit committee, as customary for public companies, and established the committee upon the closing of the offering. The audit committee is currently and will be comprised of three members of the Board. The audit committee has primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on. It will receive and review reports from our management and auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Company. The audit committee will meet not less than once in each financial year and at such other times as circumstances require.

Our Board of Directors has adopted an audit committee charter, which sets forth the responsibilities of the audit committee consistent with SEC rules and regulations governing audit committee members, including the following:

●	considering and making recommendations to our Board on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board prior to the approval of the financial statements by our Board;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board in accordance with Gibraltar law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our Board if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations.

Although not required under Gibraltar law, the members of our audit committee will each be independent in accordance with the independence standard that is applied to non-investment company issuers under Rule 10A-3 of the Exchange Act. All members of our audit committee will be financially literate.

Remuneration (Compensation) Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a compensation committee and SEC rules and regulations, and established the committee upon the closing of the offering. The members of our compensation committee will each be independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The compensation committee will review the performance of management and make recommendations to our Board on matters relating to their remuneration and terms of employment.

Nominating Committee

It is not required under Gibraltar law to establish a nomination committee for a Gibraltar company. We do not have a nominating committee, as our Board does not consider it appropriate to establish such a committee at this stage of the development of our business.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes and business strategy. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations, to discusses strategic and operational risks at regular management meetings, and to conduct specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management will review these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and present the steps taken by management to mitigate or eliminate such risks.

Appointment of Secretary

Subject to the provisions of the Companies Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Approval of Related Party Transactions

General

Under Gibraltar law, related party transactions need to be disclosed to the board as such before the transaction. Details on the transaction will appear as related party transactions in the notes of the accounts of the Company.

Under the Companies Act, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Duty to Disclose Personal Interests

As set out above, under Gibraltar law directors of the company have various common law and fiduciary duties to the company. These duties are not codified in the Companies Act but are wide ranging and include a duty to not to allow their interests to conflict with those of the company. They are therefore required to promptly disclose any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

All arrangements as to compensation and indemnification or insurance of office holders require approval of the compensation committee and Board of Directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order. If shareholders of a company do not approve the compensation terms of office holders, other than directors, the compensation committee and Board of Directors may override the shareholders’ decision, subject to certain conditions.

Exculpation and Indemnification of Directors and Officers Indemnities

The general common law position that a company can indemnify its directors has been circumscribed in Gibraltar by statutory enactment. Section 231 of the Companies Act imposes certain limits on the extent and scope of indemnification relieving directors of indemnification under Gibraltar law. Section 231(1) prohibits indemnification for liability arising from their own negligence, default, breach of duty or breach of trust. A provision in the articles of a company or a specific contract seeking to provide such indemnification is void. However, it follows that apart from such restrictions, directors can in certain circumstances be indemnified (i.e. for matters not expressly prohibited).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Insurance

Under our Articles, the directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss. In this paragraph: (a) a “relevant director” means any director or former director of the company or an associated company, (b) a “relevant loss” means any loss or liability which has been or may be incurred by a relevant director in connection with that director’s duties or powers in relation to the company, any associated company or any pension fund or employees’ share scheme of the company or associated company, and (c) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

D.	Employees.

Each of the individuals who provide services to us does so through a management, services, consulting or similar agreement.

Company(1)	Location	Management		Financing	Development	Administration and Other Positions		Total

INX Limited (Gib.)	Israel, UK & Gib.	3	(2)	1	-	10	(3)	14

INX Services, Inc. (US)	United States	-		-	-	-		-

INX Digital, Inc. (US)	United States	4		-	-	2		6

Midgard Technologies Ltd. (Israel)	United States	1		1	18	5		25

Total		8		2	18	17		45

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	One employee/service provider is located in the United Kingdom.

(3)	Two employees/service providers are located in Gibraltar.

E.	Share Ownership.

As of March 26, 2021, 16,449,269 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this registration statement. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of March 26, 2021, 18.4% of our outstanding ordinary shares are held of record by U.S. Persons.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
Yitshak Rafaeli (1)	1,837,886	11.14%
Doron Cohen (2)	1,280,363	7.77%
Adi Wolf (3)	1,218,034	7.15%
Riccardo Spagni (4)	885,057	5.36%

Senior Management and Directors (5)
Shy Datika (6)	3,963,219	23.92%
Oran Mordechai	0	*
Itai Avneri (7)	0	*
Maia Naor	333,333	2.02%
Jonathan Azeroual	410,891	2.49%
James Crossley	0	*
Alan Silbert (8)	220.959	1.33%
Douglas Borthwick (9)	135,680	*
Paz Diamant (10)	0	*
Emiliano “Jon” Rios	0	*
David Weild	0	*
Nicholas Thadaney	0	*
Haim Ashar	0	*
Thomas Lewis	0	*
Rafael Rafaeli	0	*
All of the senior management and directors as a group (15 persons)	5,064,082	29.92%

*	Less than 1%

(1)	Mr. Rafaeli holds 1,837,886 ordinary shares of the Company. The address of Mr. Rafaeli is 5 Shoham St., Ramat-Gan, Israel.

(2)	Mr. Cohen holds 1,260,704 ordinary shares of the Company through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder. A-Labs Finance and Advisory Ltd. also holds an option to purchase 19,659 Ordinary Shares for an exercise price of $1.696 per each share. The address of A-Labs Finance and Advisory Ltd. is 18 Duvdevan Street, Kadima, Israel.

(3)	Mr. Wolf holds 621,375 Ordinary Shares through Clover Wolf Capital Ltd. Clover Wolf Capital Ltd. also holds a warrant to purchase 596,659 Ordinary Shares at a price of $2.514 per share. The address for Clover Wolf Capital is 24 Bodenhimer Street, Tel Aviv, Israel.

(4)	Mr. Spagni holds 885,057 ordinary shares of the Company in accordance with the terms and conditions of the Subscription Agreement dated April 30, 2018. The address of Mr. Spagni is c/o MBE_YSI, v. Badazzole 24, Montichiari, Italy.

(5)	The address of Senior Management and Directors is INX Limited’s registered office at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA.

(6)	Mr. Datika, one of our founders, our controlling shareholder and President, holds 3,861,113 ordinary shares of the Company and an option to purchase 36,576 Ordinary Shares for an exercise price of $1.953 per each share and 49,147 Ordinary Shares for an exercise price of $1.696 per each share either directly or through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder. In addition, on March 31, 2020, Mr. Datika invested an additional $25,000 in the Company pursuant to a Third SAFE. Under the terms of the Third SAFE, Mr. Datika is entitled to a minimum of 16,383 Ordinary Shares and an option to purchase 16,383 Ordinary Shares at an exercise price per share equal to $1.696. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company’s Securities” for a summary of the material terms of the Third SAFE.

(7)	Mr. Avneri, our Chief Operating Officer, shall receive, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, an option to purchase 269,640 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers”

(8)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds options to purchase 287,290 Ordinary Shares of the Company at an exercise price per share equal to $0.391904, of which options to purchase 215,467 Ordinary Shares have vested or will vest within 60 days of March 26, 2021, and options to purchase 197,710 Ordinary Shares of the Company at an exercise price per share equal to $11.126, of which options to purchase 5,491 Ordinary Shares have vested or will vest within 60 days of March 26, 2021. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers”

(9)	Mr. Borthwick, Chief Marketing and Business Development Officer of INX Services, holds options to purchase 194,937 Ordinary Shares of the Company at an exercise price per share equal to $1.367, of which options to purchase 129,958 Ordinary Shares have vested or will vest within 60 days of March 26, 2021, and options to purchase 206,000 Ordinary Shares of the Company at an exercise price per share equal to $11.126, of which options to purchase 5,722 Ordinary Shares have vested or will vest within 60 days of March 26, 2021. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

(10)	Mr. Diamant, our Chief Technology Officer, shall receive, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, an option to purchase 67,158 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of March 26, 2021 by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% Shareholders
Yitshak Rafaeli	618,556	1.33%
Doron Cohen (1)	4,550,000	9.78%
Adi Wolf	6,666,667	14.33%
Riccardo Spagni	0	*

Senior Management and Directors
Shy Datika (2)	9,435,939	20.29%
Oran Mordechai(3)	25,000	*
Itai Avneri (4)	180,000	*
Maia Naor	937,499	2.02%
Jonathan Azeroual	750,000	1.61%
James Crossley	265,000	* %
Alan Silbert (5)	505,556	1.08
Douglas Borthwick (6)	419,306	*
Paz Diamant (7)	50,000	*
Emiliano “Jon” Rios (8)	150,000	*
David Weild (9)	361,500	*
Nicholas Thadaney (10)	361,500	*
Haim Ashar (11)	361,500	*
Thomas Lewis (12)	361,500	*
Rafael Rafaeli	0	*
All of the senior management and directors as a group (15 persons)	14,164,300	28.84%

*	Less than 1%

(1)	Mr. Cohen holds 4,550,000 INX Tokens through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder.

(2)	Mr. Datika, one of our founders, our controlling shareholder and President, holds 9,435,939 INX Tokens through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(3)	Mr. Mordechai, our Chief Financial Officer, holds an option to purchase 25,000 INX Tokens at a price of US$ 0.09 per INX Token.

(4)	Mr. Avneri, our Chief Operating Officer, holds an option to purchase 180,000 INX Tokens at a price of $0.09 per Token and will be entitled to an option to purchase additional 180,000 INX Tokens upon the execution of the Avneri Employment Agreement.

(5)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds an option to purchase 500,000 INX Tokens at a price of $0.01 per Token and an option to purchase 200,000 INX Tokens at a price of $0.90 per Token, of which options to purchase 5,556 INX Tokens have vested or will vest within 60 days of March 26, 2021.

(6)	Mr. Borthwick holds (i) an option to purchase 363,750 INX Tokens at an exercise price of $0.065 per INX Token, (ii) an option to purchase 50,000 Tokens at an exercise price is $0.09 per INX Token and (iii) an option to purchase 200,000 Tokens at an exercise price is $0.90 per INX Token, of which options to purchase 50,000 INX Tokens have vested or will vest within 60 days of March 26, 2021.

(7)	Mr. Diamant holds options to purchase 50,000 INX Tokens, at the price of $0.08 per Token. Upon entering into the Diamant Employment Agreement, Mr. Diamant shall be entitled to an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token.

(8)	Mr. Rios, our Chief Compliance Officer, holds an option to purchase 150,000 INX Tokens at a price of $0.90 per Token.

(9)	Mr. Weild (i) holds an option to purchase 3,500 INX Tokens at an exercise price of $0.01, (ii) receives an option to purchase 3,500 INX Tokens at an exercise price of $0.01 per month; and (iii) has an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(10)	Mr. Thadaney (i) holds an option to purchase 3,500 INX Tokens at an exercise price of $0.01, (ii) receives an option to purchase 3,500 INX Tokens at an exercise price of $0.01 per month; and (iii) has an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(11)	Mr. Ashar (i) holds an option to purchase 3,500 INX Tokens at an exercise price of $0.01, (ii) receives an option to purchase 3,500 INX Tokens at an exercise price of $0.01 per month; and (iii) has an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(12)	Mr. Lewis (i) holds an option to purchase 3,500 INX Tokens at an exercise price of $0.01, (ii) receives an option to purchase 3,500 INX Tokens at an exercise price of $0.01 per month; and (iii) has an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

Share Ownership and Award Plan

On December 29, 2017, the Company’s board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of a Share Ownership and Award Plan and future grants to employees and consultants as the board of directors may approve from time to time. On February 22, 2021, the Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan” or the “Plan”) and, on March 18, 2021, the Company’s shareholders approved the Plan. The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. The Plan authorized the issuance of up to 1,288,882 Ordinary Shares pursuant to share awards under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of March 31, 2021. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

During the past three years, there have been no significant percentage ownership changes in the ownership of our ordinary shares by any major shareholder.

Record Holders

As of March 26, 2021, there were a total of 45 holders of record of our shares, of which approximately 13.6% are located in the United States.

B.	Related Party Transactions.

The following is a description of the material terms of those transactions with related parties to which we are party to date.

Relationships and Transactions with Directors and Executive Officers

Mr. James Crossley

Transactions Involving the Company’s Securities

Under a Services Agreement, dated March 8, 2018 between Bentley Limited and the Company (as amended on August 1, 2018, January 7, 2019, and October 1, 2020), Bentley Limited received the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 100,000 INX Tokens. Options to purchase INX Tokens granted pursuant to the Bentley Services Agreement were exercised for the maximum amount. On January 7, 2019, the Bentley Services Agreement was amended to include the grant of options to Bentley Limited to purchase additional 7,500 INX Tokens per month at the price of $0.01 per Token. On October 1, 2020, the Bentley Services Agreement was further amended such that Bentley Limited’s entitlement for INX Tokens ended on October 1, 2020. In the aggregate, 265,000 INX Tokens were issued pursuant to the Bentley Option Rights. As of the date hereof, Bentley Limited has exercised all options to purchase INX Tokens under the Bentley Option Rights.

Management, Services or Consulting Agreement

Bentley Limited has entered into a written services agreement with our Company, pursuant to which Mr. Crossley provides services to the Company as a member of the Board of Directors. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers”

Mr. David Weild

Transactions Involving the Company’s Securities

Under the Weild Engagement Letter, Mr. Weild will receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token.

Management, Services or Consulting Agreement

Mr. Weild has entered into a written services agreement with our Company, pursuant to which Mr. Weild provides services to the Company as a member of the Board of Directors. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

Mr. Alan Silbert

Transactions Involving the Company’s Securities

Under the Silbert Employment Agreement, on February 20, 2021 Mr. Silbert was granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.

Following the adoption of a Share Ownership and Award Plan by the Company, Mr. Silbert was granted with an option to purchase 287,290 Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis at the date of the Original Silbert Employment Agreement, at a price per share equal to its fair value as of the effective date of the Original Silbert Employment Agreement or $$0.391904. 25% of the option shares will vest upon each anniversary of the Original Silbert Employment Agreement, such that the options will be fully vested and exercisable upon the 4th anniversary of the Original Silbert Employment Agreement.

On March 25, 2021 the Silbert Employment Agreement was amended such that, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.90 per Token, and an option to purchase 197,710 Ordinary Shares of the Company at a price per share equal to $11.126. One thirty-sixth (1/36) of the Ordinary shares and INX Tokens underlying each option shall vest following lapse of each month of Mr. Silbert’s continuous engagement by the Company, such that all such Ordinary shares and INX Tokens shall become fully vested on April 1, 2024.

Management, Services or Consulting Agreement

Mr. Silbert has entered into a written employment agreement with INX Digital, pursuant to which he provides services to as a member of the Board of Directors of the Company as the Chief Executive Officer of North America and commencing s of April 1, 2021 will be the Chief Executive Officer of North America. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

Mr. Shy Datika

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 26, 2017, between the Company and Triple-V (1999) Ltd., a company wholly owned by Mr. Shy Datika, one of our founders, our controlling shareholder and President, the Company issued to Triple-V (1999) Ltd. 3,356,666 ordinary shares of the Company, par value of GBP 0.001 (each an “Ordinary Share”), in consideration of $446,875. See “Item 7.A Major Shareholders”.

Under the Share Purchase Agreement, the Company also issued to Triple-V 9,435,939 INX Tokens at a price of $0.01 per INX Token.

On April 25, 2019, Mr. Datika invested an additional $150,000 in the Company pursuant to a Simple Agreement for Future Equity (the “SAFE”). Pursuant to the terms of the SAFE, upon consummation of an investment round (in shares of capital stock of the Company) in the amount of not less than $2 million (in addition to the funds raised under the SAFEs) (a “Qualifying Financing”), the funds raised under the SAFE would have automatically been converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) a 25% discount on the base (undiscounted) price per share of the Qualifying Financing; and (ii) US$ 1.367 (the “Default Price”). A Qualifying Financing was not consummated before April 25, 2020, and thus the funds raised under the SAFE were automatically converted into Ordinary Shares at a price per share equal to the Default Price. Hence, under the terms of the SAFE, on April 25, 2020, Mr. Datika received 109,729 Ordinary Shares.

The foregoing description of the SAFE executed between Mr. Datika and the Company summarizes the material terms of the SAFE, but is not a complete description. For more details, you should reference to the full text of the SAFE executed between Mr. Datika and the Company, which is attached as Exhibit 10.29 hereto, and is incorporated herein by reference.

On August 30, 2019 and November 29, 2019, Mr. Datika invested in the aggregate an additional $250,000 in the Company pursuant to Simple Agreements for Future Equity (the “Second SAFE”). The Second SAFE will also be automatically converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of, 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and $1.367 per share. If a Qualifying Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Second SAFE), the funds will automatically be converted at a price per share of $1.367. Hence, the SAFE will have an anti-dilutive impact on the Qualifying Financing as the number of shares issued pursuant to the SAFE will increase relative to a decrease in the price per share of such Qualifying Financing. Notwithstanding an increased valuation, and thus increased price per share, of a Qualifying Financing, Mr. Datika is entitled to a minimum of 182,882 Ordinary Shares.

In addition to the shares issued to the investors upon conversion of the Second SAFE, upon such conversion the Second SAFE investors shall be entitled to an option to purchase additional shares, in the same amount and from the same class of the shares issued to them upon conversion of their investment under the Second SAFE, for an exercise price of $1.953 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date.

A Qualifying Financing was not consummated before August 30, 2020, and thus the funds raised under the Second SAFE were automatically converted into Ordinary Shares at a price per share equal to $1.367. Hence, under the terms of one of the Second SAFEs, on August 30, 2020, Mr. Datika received 146,305 Ordinary Shares and Mr. Datika was entitled to an option to purchase 146,305 Ordinary Shares for an exercise price of $1.953 per share. All of the options were exercised on September 13, 2020.

The foregoing description of the Second SAFEs summarizes the material terms of the Second SAFE, but is not a complete description. For more details, you should reference to the full text of the Second SAFE executed between Mr. Datika and the Company and Triple-V (1999) Ltd. and the Company, which are attached as Exhibits 10.31 and 10.32 hereto, and is incorporated herein by reference.

On January 31, 2020 and March 31, 2020, Mr. Datika invested in the aggregate an additional $100,000 in the Company pursuant to Simple Agreements for Future Equity (the “Third SAFE”). The Third SAFE will also be automatically converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of, 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and $1.526 per share. If a Qualifying Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds will automatically be converted at a price per share of $1.526. Hence, the Third SAFE will have an anti-dilutive impact on the Qualifying Financing as the number of shares issued pursuant to the Third SAFE will increase relative to a decrease in the price per share of such Qualifying Financing. Notwithstanding an increased valuation, and thus increased price per share, of a Qualifying Financing, Mr. Datika is entitled to a minimum of 65,530 Ordinary Shares.

In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $1.696 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date.

A Qualifying Financing was not consummated before January 31, 2021, and thus the funds raised under the one of the Third SAFEs were automatically converted into Ordinary Shares at a price per share equal to $1.526. Hence, under the terms of Third SAFE, on January 31, 2021 Mr. Datika received and aggregate of 49,147 Ordinary Shares and Mr. Datika will be entitled to an option to purchase 49,147 Ordinary Shares for an exercise price of $1.696 per share.

The foregoing description of the Third SAFE summarizes the material terms of the Third SAFE, but is not a complete description. For more details, you should reference to the full text of the Third SAFEs executed between Mr. Datika and the Company, which are attached as Exhibits 10.35 and 10.37 hereto, and is incorporated herein by reference.

On March 22, 2021, Mr. Datika entered into the March 2021 Subscription Agreement with the Company, pursuant to which Mr. Datika provided to the Company CAD$ 75,000 in consideration for subscription receipts of the Company that shall be replaced at the closing of the Valdy Transaction by 60,000 Ordinary Shares of Valdy and to an option to purchase 30,000 Ordinary Shares of Valdy at an exercise price of CAD$ 1.88 per share.

Management, Services or Consulting Agreement

Triple-V (1999) Ltd. has entered into a written services agreement with our Company, pursuant to which Mr. Datika provides services to the Company as shall be determined by our Board of Directors.

Mr. Oran Mordechai

Transactions Involving the Company’s Securities

On October 1, 2020, Mr. Oran Mordechai was granted an option to purchase 25,000 INX Tokens at a price of US$ 0.09 per INX Token. The tokens issued upon exercise of the option are subject to a lockup period as determined by Company’s Board, to Company's applicable policies and to the terms and conditions determined by the Board and communicated to Mr. Mordechai in a grant document detailing the purchase.

Management, Services or Consulting Agreement

Insight Finance Ltd. has entered into a written services agreement with our Company, pursuant to which Mr. Mordechai provides services to the Company as its Chief Financial Officer.

Ms. Maia Naor

Transactions Involving the Company’s Securities

Under a Loan Agreement, dated November 27, 2017, between the Company and Ms. Naor, our VP Product, the Company borrowed $40,635 from Ms. Naor. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Naor Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Loan Agreement, Ms. Naor is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares.

Under the terms of the Loan Agreement, Ms. Naor purchased 937,499 INX Tokens issued by the Company at a price of $0.01 per INX Token. On February 25, 2021, Ms. Naor exercised her right to convert the outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares of the Company.

Management, Services or Consulting Agreement

The Company has entered into a services agreement with Midgard, an Israeli private company, pursuant to which Ms. Naor shall provide services to the Company as VP Product. Ms. Naor’s services to the Company are rendered solely through Midgard. Prior to that, Ms. Naor provided services to the Company pursuant to a services agreement directly with Ms. Naor and to an agreement between the Company and Shiran Communications Ltd. On April 1, 2021, Midgard was purchased by the Company.

Mr. Jonathan Azeroual

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Vice President, Blockchain Asset Strategy, the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. On January 7, 2019, the Board of Directors of the Company approved the issuance to Mr. Azeroual of 33,391 Ordinary Shares in consideration of $34,860. See “Item 7.A Major Shareholders”.

Under the Share Purchase Agreement the Company also issued 750,000 INX Tokens to Mr. Azeroual at a price of $0.01 per Token.

Management, Services or Consulting Agreement

Mr. Azeroual has entered into a written services agreement with our Company, pursuant to which he provides services to the Company as its Vice President, Blockchain Asset Strategy.

Mr. Douglas Borthwick

Transactions Involving the Company’s Securities

Under Mr. Borthwick’s Employment Agreement, Mr. Borthwick was granted an option to purchase 103,929 INX Tokens at an exercise price of $0.065 per INX Token. On February 20, 2021, Mr. Borthwick received a one-time bonus in the amount of $200,000 and an option to purchase additional 259,821 INX Tokens at an exercise price of $0.065 per INX Token.

Following the adoption of a Share Ownership and Award Plan by the Company, Mr. Borthwick was granted with an option to purchase 194,937 Ordinary Shares of the Company, at a price per share equal to its fair as of the effective date of Mr. Borthwick’s Employment Agreement. 50% of the option shares will vest on the effective date of the Original Borthwick Employment Agreement. Thereafter, on each anniversary of Mr. Borthwick’s employment with INX Digital one-third (1/3) of the remaining unvested portion of the options shall vest, such that, subject to the continuous engagement of Mr. Borthwick with the Company at such time, the options will be fully vested and exercisable upon the third anniversary of the effective date of Mr. Borthwick’s Employment Agreement.

On October 1, 2020, Mr. Borthwick’s Employment Agreement was amended such that, Mr. Borthwick’s monthly salary was increased to $15,000. Mr. Borthwick was also granted an option to purchase 50,000 Tokens at an exercise price is $0.09 per INX Token, which option vested on February 20, 2021. Mr. Borthwick was also granted an option to purchase 200,000 Tokens at an exercise price is $0.90 per INX Token, which option vests in accordance with the following vesting schedule: 25% vested on October 1, 2020 and, subject to Mr. Borthwick’ continuous engagement by the Company, an additional 25% vest on the yearly anniversary of such date during each consecutive year thereafter, such that all such 200,000 INX Tokens shall become fully vested on October 1, 2023.

On March 25, 2021 Mr. Borthwick’s Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Borthwick’s title shall change to Company’s Chief Business Officer (CBO) and Mr. Borthwick’s base salary shall increase to $23,000 per month. In addition, Mr. Borthwick was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.90 per Token, and with an option to purchase 206,000 Ordinary Shares of the Company at a price per share equal to $11.126. One thirty-sixth (1/36) of the Ordinary shares and INX Tokens underlying each option shall vest following lapse of each month of Mr. Borthwick’s continuous engagement by the Company, such that all such Ordinary shares and INX Tokens shall become fully vested on April 1, 2024.

Management, Services or Consulting Agreement

Mr. Borthwick has entered into a written employment agreement with INX Digital, pursuant to which he provides services as the Chief Business Officer (CBO) of the Company.

Mr. Paz Diamant

Transactions Involving the Company’s Securities

Pursuant to Mr. Diamant’s Services Agreement, Mr. Diamant was granted options to purchase 50,000 Tokens, at the price of $0.08 per Token, which equals 10,000 Tokens per month during the three months between the effective date of Mr. Diamant’s Services Agreement and October 2020, plus 20,000 INX Tokens. Upon entering into an Employment Agreement, Mr. Diamant shall be entitled to an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token. The options granted under the Employment Agreement shall vest, subject to Mr. Diamant’s continued employment with the Company, over four years in equal amounts on each of the first four anniversaries of the effective date of the Employment Agreement.

In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, Mr. Diamant shall receive an option to purchase 67,158 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. 20% of the option shares will vest on the first anniversary of the grant date. Thereafter, 5% of the options shares vest at the end of each quarter during the four (4) years after the first anniversary of the grant date, such that the options will be fully vested and exercisable upon the 5th anniversary of the grant date. The option to purchase Ordinary Shares is subject to the continued employment of Mr. Diamant with the Company.

Management, Services or Consulting Agreement

Mr. Diamant has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Technology Officer.

Mr. Itai Avneri

Transactions Involving the Company’s Securities

Pursuant to the Mr. Avneri’s Services Agreement, Mr. Avneri was granted with an option to purchase 180,000 INX Tokens at a price of $0.09 per each Token and will be entitled to an option to purchase additional 180,000 INX Tokens upon the execution of the Avneri Employment Agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, Mr. Avneri shall receive an option to purchase 269,640 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. 25% of the option shares will vest on the first anniversary of the grant date. Thereafter, subject to Mr. Avneri’s continuous engagement with the Company, one-twelfth (1/12) of the remaining unvested options vest at the end of each quarter during the three (3) years after the first anniversary of the grant date, such that the options will be fully vested and exercisable upon the fourth anniversary of the grant date.

Management, Services or Consulting Agreement

Mr. Avneri has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Operating Officer.

Mr. Emiliano Rios Caban (known as Jon Rios)

Transactions Involving the Company’s Securities

Pursuant to Mr. Rios’ Employment Agreement, Mr. Rios was granted an option to purchase 150,000 INX Tokens at a price of $0.9 per Token.

Management, Services or Consulting Agreement

Mr. Rios has entered into a written employment agreement with INX Digital, pursuant to which he serves as its Chief Compliance Officer.

Ms. Catherine Yoon

Transactions Involving the Company’s Securities

Pursuant to Ms. Yoon’s Employment Agreement, Ms. Yoon was granted an option to purchase 75,000 INX Tokens at a price of $0.9 per Token.

Management, Services or Consulting Agreement

Mr. Yoon has entered into a written employment agreement with INX Digital, pursuant to which she serves as its General Counsel.

Agreements with Other Interested Parties

The Company and A-Labs Finance and Advisory Ltd., a limited liability company registered under the laws of the state of Israel, entered into the A-Labs Engagement Agreement.

On January 7, 2019, the Board of Directors of the Company approved the issuance to A-Labs of 47,893 Ordinary Shares in consideration of $50,000.

On April 25, 2019, A-Labs invested an additional $100,000 in the Company pursuant to a SAFE dated as of such date. On April 25, 2020, under the terms of the SAFE, A-Labs received 73,152 Ordinary Shares. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company’s Securities” for a summary of the material terms of the SAFE.

On March 7, 2020, A-Labs invested an additional $30,000 in the Company pursuant to a Third SAFE dated as of such date. Under the terms of the Third SAFE, A-Labs is entitled to a minimum of 19,659 Ordinary Shares. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company’s Securities” for a summary of the material terms of the SAFE and Third SAFE.

A Qualifying Financing was not consummated before March 7, 2021, and thus the funds raised under the Third SAFEs were automatically converted into Ordinary Shares at a price per share equal to $1.526. Hence, under the terms of Third SAFE, on March 7, 2021 A-Labs received 19,659 Ordinary Shares and A-Labs will be entitled to an option to purchase 19,659 Ordinary Shares for an exercise price of $1.696 per share.

The foregoing descriptions of the SAFE and Third SAFE executed between A-Labs and the Company summarizes the material terms of the SAFE and Third SAFE, but are not complete descriptions. For more details, you should reference to the full text of the SAFE and Third SAFE executed between A-Labs and the Company, which are attached as Exhibits 10.30 and 10.36 hereto, which are attached as Exhibits 10.30 and 10.36 incorporated herein by reference.

On March 22, 2021, A-Labs (for itself and/or on behalf of any affiliate or fund or other investment vehicle managed by A-Labs or an affiliate thereof) entered into the March 2021 Subscription Agreement with the Company, pursuant to which A-Labs provided to the Company CAD$ 2,487,500 in consideration for subscription receipts of the Company that shall be replaced at the closing of the Valdy Transaction by 1,990,000 Ordinary Shares of Valdy and to an option to purchase 995,000 Ordinary Shares of Valdy at an exercise price of CAD$ 1.88 per share.

C.	Interests of Experts and Counsel.

None.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time we may be subject to legal proceedings and claims in the ordinary course of business. We are not involved in any material legal proceedings.

Dividends

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our Board of Directors may deem relevant.

B.	Significant Changes.

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

Following the Valdy Transaction, the shares of our parent company, Valdy, will be listed on the TSXV under the symbol “INX”. No trading market currently exists for our ordinary shares in the United States. No trading market currently exists for the INX Token.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

We have submitted an application for listing our ordinary shares on the TSX under the symbol “INX”. No trading market currently exists for our ordinary shares in the United States. No trading market currently exists for the INX Token.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

On March 18, 2021, the shareholders of the Company approved the amendment of the Third Amended and Restated Articles of Association of the Company. Pursuant to such amendment, Article 80.D(f) shall be amended such that the Bring Along and Forced Sale provisions of the Articles shall not be terminated upon the SEC effectiveness of this registration statement.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this registration statement, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 7A. Major Shareholders” above, or “Item 8B. Significant Changes”.

D.	Exchange Controls.

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.”

Except as provided in the Investment Canada Act, or the Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the ordinary shares of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the ordinary shares.

The Investment Canada Act generally prohibits an “entity” that is not Canadian-controlled from effecting an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review, unless after review, the Director of Investments appointed by the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to whether the direct acquisition of control is made by (i) an investor that is controlled by nationals of a specified free trade party; (ii) a national of a World Trade Organization (WTO) member state; or (iii) a state-owned enterprise. Any investment, regardless of the applicable financial threshold for review, may be reviewed on national security grounds. An acquisition of control is presumed to occur under the Investment Canada Act if a non-Canadian acquires a majority of the ordinary shares. An acquisition resulting in the non-Canadian purchaser holding one third or more, but less than a majority, of the ordinary shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the ordinary shares. Certain transactions relating to the ordinary shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the ordinary shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the ordinary shares, remained unchanged

E.	Taxation.

U.S. Federal Income Tax Considerations

Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of Tokens. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an interest in Tokens. Financial institutions, insurance companies, tax-exempt entities, purchasers subject to the alternative minimum tax and other purchasers of special status must consult with their own professional tax advisors regarding a prospective investment in INX Tokens. This summary is by nature general in nature and should not be construed as tax advice to any prospective purchaser. No ruling has been or will be requested from the IRS and no assurance can be given that the IRS will agree with the tax consequences described in this summary. The following discussion assumes that each prospective Purchaser will acquire Tokens as a capital asset (generally, property held for investment). This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion is limited to prospective purchasers who are “United States Persons” within the meaning of the Code. Each prospective purchaser should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of purchasing an interest in Tokens. No formal or legal tax advice is hereby given to any prospective purchaser, and no prospective purchaser may rely on the Company’s statements regarding the anticipated tax consequences of purchasing, holding and disposing of Tokens.

Transactions involving Tokens are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of participating in the purchase, ownership and disposition of Tokens. Such future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact purchasers of Tokens.

Character of Tokens

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as the INX Tokens.  It is also unclear what guidance on the characterization and treatment of tokens for U.S. federal income tax purposes may be issued in the future.  Thus, the characterization and treatment of INX Tokens for U.S. federal income tax purposes is uncertain.

The IRS has ruled on the tax treatment of virtual currencies. In Notice 2014-21, the IRS held that digital currencies (i) are “property” that is not currency for US federal income tax purposes and (ii) may be held as a capital asset.   The Notice does not address other aspects of the U.S. federal income tax treatment of tokens, including the tax characterization of tokens which possess non-currency rights or powers (so called “utility” tokens) or tokens which provide a share of profits to holders.

Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity in the Company for U.S. federal income tax purposes.   It should be expected, however, that the IRS or a court would determine the characterization on tokens based on a consideration and weighing of the characteristics of these instruments.  Based on the characteristics of the INX Tokens, the Company intends to treat the INX Tokens as property that is not an equity interest in the Company for US federal income tax purposes.  This treatment is supported by the following characteristics:(i) distribution rights on the INX Tokens are (a) based on annual net cash flow from operating activities rather than earnings and profits of the Company and (b) entitlements pursuant to the terms of the INX Tokens without any action to declare a payment (distribution) required by Company’s board of directors, (ii) no participation rights in residual property of the Company on liquidation along with common equity and no specified liquidation preference typical with preferred equity and (iii) no voting rights.

Other characterizations of the INX Tokens are possible, including the possibility characterization as equity of the Company. If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to PFICs and CFCs.  The summary below assumes that INX Tokens will not constitute an equity interest in the Company for U.S. federal income tax purposes.

Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the INX Tokens and the consequences to them of the various alternative characterizations.

Treatment of Token Sales. The issuance of Tokens to a purchaser will be treated as a taxable sale of property by the Company to the purchaser. A purchaser should not be taxed upon the acquisition of Tokens. A purchaser should generally have a tax basis for U.S. federal income tax purposes in INX Tokens it acquires from the Company equal to the value of the purchase price paid by such purchaser for INX Tokens. The purchaser’s holding period in INX Tokens should begin on the day INX Tokens are issued to the purchaser.

Disposition of Tokens. A Token holder who sells, exchanges, or otherwise disposes of Tokens for cash or other property (including pursuant to an exchange of such Tokens for other convertible virtual currency) should, pursuant to Internal Revenue Service Notice 2014-21, recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Tokens and the purchaser’s adjusted tax basis in INX Tokens. This capital gain may be long term if the purchaser has held his Tokens for more than one year prior to disposition. Preferential tax rates for long term capital gain will generally apply to non-corporate U.S. Holders. Any gain or loss realized by a U.S. Holder on the sale, exchange, or other disposition of Tokens should generally be treated as from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Treatment of Profit-Share Distributions. U.S. Holders of Tokens are required to include in gross income the amount of any distribution paid with respect to their Tokens. The source of distributions paid in respect of INX Tokens for U.S. foreign tax credit purposes is not clear.

EACH PURCHASER SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR PURCHASE OWNERSHIP AND DISPOSITION OF TOKENS, AND EACH PURCHASER IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS PROSPECTUS IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO A PURCHASER. PURCHASERS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY CHANGE THE ANTICIPATED TAX TREATMENT TO A PURCHASER. THE COMPANY WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF PURCHASES OF TOKENS.

THE TAX TREATMENT OF INX TOKENS IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR PURCHASERS UPON CERTAIN FUTURE EVENTS. A PURCHASE OF TOKENS MAY RESULT IN ADVERSE TAX CONSEQUENCES TO PURCHASERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH PURCHASER SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES TAX TREATMENT OF TOKENS.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are currently subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website https://www.INX.co. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this registration statement solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We have not been exposed to material risks due to changes in foreign exchange rates, and we have not used any derivative financial instruments to manage our foreign exchange risk exposure.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds we received from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

We are exposed to credit risk from our financing activities, including deposits with banks and financial institutions and other financial instruments. As a result, we are subject concentrations of credit risk. As of December 31, 2020, substantially all of our cash and cash equivalents were held at major financial institutions. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of our President and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have not, and are not currently required to, complete an assessment, nor have our auditors tested, our systems of internal controls. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

We have not completed an assessment, nor have our auditors tested our systems, of internal controls. We may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a blockchain asset exchange business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors at this time has not determined whether or not any member of the audit committee is an “audit committee financial expert” (as defined in Item 16A of Form 20-F).

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. The full text of the Code of Business Ethics will be posted on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2020 and 2019, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, was our principal auditors for the year ended December 31, 2020 and 2019. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditors for the year ended December 31, 2021.

	Year Ended December 31,
Services Rendered	2020	2019
	(U.S. dollars in thousands)
Audit (1)	237	293
Total	237	293

(1) These include professional services rendered by the principal accountant for the audit of the registrant's annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INX Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended (collectively referred to as the “financial statements”), and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since its incorporation in 2017.

Tel-Aviv, Israel

March 30, 2021

INX LIMITED

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		7,581	79
Related parties		33	14
Prepaid expenses and other receivables		439	294

Total current assets		8,053	387

EQUIPMENT, NET	7	32	-

Total assets		8,085	387

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Account payables		423	496
Accrued bonuses		905	-
INX Token liability	3	24,106	1,179
INX Token warrant liability	4	4,249	113
Convertible loans	6	148	145

Total liabilities		29,831	1,933

EQUITY:	8
Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding: 13,639,451 and 11,412,930 at December 31, 2020 and 2019, respectively		18	15
Share premium		10,866	6,805
Receivable on account of shares		(9)	(76)
Conversion option of convertible loans		46	46
Accumulated deficit		(32,667)	(8,336)

Total equity		(21,746)	(1,546)

Total equity and liabilities		8,085	387

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019

Operating expenses:
Research and development		1,581	468
Sales and marketing		2,153	108
General and administrative		7,847	2,324

Loss from operations		11,581	2,900

Fair value adjustment of INX Token liability	3	12,518	762
Fair value adjustment of INX Token warrants liability	4	209	92
Finance expense		23	70
Finance income		-	(135)

Loss and total comprehensive loss		24,331	3,689

Loss per share, basic and diluted		2.00	0.32

Weighted average number of shares outstanding, basic and diluted		12,152,006	11,395,273

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Receivable on account	Conversion option of convertible	Accumulated	Total
	Shares	Amount	premium	of shares	loans	deficit	equity

Balance as of January 1, 2019	10,987,747	14	4,717	(76)	46	(4,647)	54
Loss and total comprehensive loss	-	-	-	-	-	(3,689)	(3,689)
Issuance of Ordinary shares	425,183	1	441	-	-	-	442
Consideration for warrants exercised in 2018	-	-	39	-	-	-	39
Share-based payment	-	-	202	-	-	-	202
Issuance of SAFE	-	-	1,406	-	-	-	1,406
Balance as of December 31, 2019	11,412,930	15	6,805	(76)	46	(8,336)	(1,546)

Loss and total comprehensive loss	-	-	-	-	-	(24,331)	(24,331)
Issuance of SAFE and warrants	-	-	879	-	-	-	879
Issuance of Ordinary shares and warrants (**)	885,576	1	2,328	-	-	-	2,329
Consideration for shares issued in 2017	-	-	-	75	-	-	75
Conversion of SAFE	1,194,639	2	(2)	-	-	-	-
Exercise of warrants	146,306	*)	286	(8)	-	-	278
Share-based payment	-	-	570	-	-	-	570

Balance as of December 31, 2020	13,639,451	18	10,866	(9)	46	(32,667)	(21,746)

*) Less than $1

**) See Note 8c.

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019
Net cash flows from operating activities:

Loss	(24,331)	(3,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based payment	570	202
Depreciation	3	-
INX Token-based compensation	3,933	9
Fair value adjustment of INX Token liability	12,518	762
Fair value adjustment of INX Token warrant liability	209	92
Fair value adjustment of warrant liability	-	(135)
Accrued finance expense	3	39
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	(145)	7
Increase in accounts and other payables	280	199
Increase in accrued bonuses	905	0

Net cash used in operating activities	(6,055)	(2,514)

Net cash flows from investing activities:

Purchase of equipment	(35)	-
Decrease (increase) in funds held by a related party, net	(19)	57

Net cash provided by (used in) investing activities	(54)	57

Net cash flows from financing activities:

Proceeds from issuance of Ordinary shares	2,329	442
Proceeds from issuance of SAFE and warrants	879	1,406
Proceeds from warrants issued in 2018	-	39
Proceeds from issuance of INX Tokens	10,403	-

Net cash provided by financing activities	13,611	1,887

Change in cash and cash equivalents	7,502	(570)
Cash and cash equivalents at beginning of year	79	649

Cash and cash equivalents at end of year	7,581	79

Significant non-cash transactions:
Payment of shares receivable by related party	75	-
Proceeds from Exercise of SAFE warrant by related party	278	-

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:-	GENERAL

a.	Business description:

INX Limited (the “Company”) was incorporated for the purpose of the development and operation of an integrated, regulated solution for trading blockchain assets (“INX Trading Solutions”) that will include a cryptocurrency trading platform, a security token trading platform and other services and products related to the trading of blockchain assets.

The Company’s goal in the development of INX Trading Solutions is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. INX Trading Solutions will permit trading of various blockchain assets, including cryptocurrencies and security tokens, as it expands into different forms of trading products, including futures and derivative products. The Company plans to develop INX Trading Solutions as a series of centralized platforms that facilitates peer-to-peer professional trading services. This trading platform will help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

INX Trading Solutions will utilize established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

As part of the INX decentralized blockchain ecosystem, the Company created 200 million INX Tokens (the “INX Token”).

On August 20, 2020, the SEC declared as effective the Company’s registration statement on Form F-1 filed in connection with the offering of INX Tokens (the “Offering”). The Company is offering up to 130 million INX Tokens at price of $0.90 per INX Token. The Company has met the minimum offering requirement of $7,500 and conducted closings of committed purchases of INX Tokens. In the year ended December 31, 2020, the Company issued 10,256,128 INX Tokens in the Offering for a total consideration of $9,232 and an additional 1,481,481 INX Tokens in an Ordinary Share and INX Token financing agreement, in which the consideration for the INX Tokens amounted to $1,171 (see Note (4)(d)). The Company will continue its public offering until its termination.

After the INX Securities trading platform is operational, the INX Token can be used to pay INX Securities trading platform transaction fees at a minimum discount of 10% as compared to the use of other currencies.

The Company does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to finance extraordinary expenditures, as determined by the Board.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:-	GENERAL (Cont.)

In addition, as of December 31, 2020, a total of 17,373,438 INX Tokens are reserved for issuance to employees, directors, advisors and early investors. See Note 4.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) will be entitled to receive a pro rata distribution of 40% (20% prior to the Token Rights Amendment) of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid on April 30, commencing with the first distribution to be paid, if at all, on April 30, 2021, based on the Company’s cumulative Adjusted Operating Cash Flow calculated as of December 31, 2020.

b.	Organizational information:

The Company was incorporated in Gibraltar on November 27, 2017. Its registered office is located at 6 Bayside Road, Gibraltar. After the INX Securities Trading platform becomes fully operational, the Company intends to relocate its principal office to New York, NY.

The Company’s founding shareholders are Triple-V (1999) Ltd. (“Triple-V”), and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of December 31, 2020 own 27.83% and 9.10%, respectively, of the Company’s outstanding Ordinary shares.

The Company has incorporated in Delaware two wholly-owned US subsidiaries, INX Services, Inc., which commenced operations in March 2018, and is intended to be registered as a licensed broker-dealer; and INX Digital, Inc. which was incorporated in April 2019 and is intended to be registered as a money transmitter to operate a trading platform for cryptocurrencies.

In addition, the Company has a wholly owned subsidiary, INX Solutions Limited., incorporated in Gibraltar, through which it intends to offer its services and products to the European market. INX Solutions Limited has not yet commenced operations.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:-	GENERAL (Cont.)

c.	COVID-19:

In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to the Company’s business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact.

In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations, including the development of the Company’s platforms within the expected timeframes, the health and safety of the employees, the ability to complete recruitment for open employment positions, and the ability to raise capital. In addition, the coronavirus pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate the Company’s platforms.

d.	Assessment of going concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 2017, the Company has incurred a loss from operations and as of December 31, 2020, the Company has an accumulated deficit of $32,667. The Company has not yet generated cash from operations and it requires financing resources to support the ongoing operations, particularly development, marketing and operational costs. The Company’s future expenditures and capital requirements will depend on numerous factors, including: the final outcome of the Offering, the progress of the platform’s development efforts, timely launch of the operations of the INX Trading platform, and the outcome of the coronavirus pandemic which may impact the Company’s operations and the ability to raise capital. The Company’s management believes that its cash balance as of December 31, 2020 as well the additional proceeds amounting to approximately $15,000 received from the Offering through the date of approval of these financial statements, are sufficient to finance the Company’s operations for at least the coming 12 months, and accordingly, has concluded that the going concern assumption is appropriate.

e.	The financial statements of the Company as of and for the year ended December 31, 2020 were authorized for issuance in accordance with a resolution of the board of directors on March 30, 2021.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on a cost basis, except for INX Token and INX Token warrant liabilities, which are presented at fair value through profit or loss.

b.	Consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional and presentation currencies:

The consolidated financial statements are presented in U.S. dollars, which is also the functional currency of all the entities in the Group, as substantially all of the Group’s expenditures and financing are denominated in U.S. dollars and the U.S. dollar presently best reflects the economic environment in which the Group is expecting to operate.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

d.	Financial instruments:

1.	Financial assets are initially recognized at fair value plus directly attributable transaction costs.

2.	Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

3.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

b)	Financial liabilities at fair value through profit or loss – These include financial liabilities held for trading (including the INX Token warrant liability) and financial liabilities designated upon initial recognition as at fair value through profit or loss. Gains or losses on liabilities held for trading are recognized in profit or loss.

Based on the terms of the INX Token, as described in Note 1a, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

The Company’s obligation to make a pro rata distribution annually to the INX Token holders from the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected in accordance with IFRS 9 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token warrant liability is remeasured to fair value at the end of each reporting period.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, is presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability is presented in profit or loss.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

4.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

5.	Simple Agreement for Future Equity (“SAFE”)

The Company has entered into equity funding agreements (SAFEs) pursuant to which funds received by the Company from investors will automatically be converted into the same class of share capital of the Company that will be issued in a future qualifying financing, as defined in the SAFEs. The conversion price for SAFEs issued until June 2020 will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed price, as set forth in the SAFEs. For SAFEs issued in June 2020, the conversion price will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed Company valuation divided by the number of Company shares outstanding on a fully-diluted basis (as defined in the SAFEs). If there is no qualifying financing within a specified time period, the funds received will automatically be converted into Ordinary shares of the Company at the fixed price or, for the SAFEs issued in June 2020, based on the fixed Company valuation.

The Company is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of  a variable number of the Company’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity.

e.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);
Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability – See Note 3. For the fair values of INX Token warrant liability, see Note 4. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Share based payment transactions:

Certain of the Company’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 9. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

g.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2020, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Income taxes:

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates used to compute the amount are those that are enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent that it is probable taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available for all or part of the deferred tax asset to be utilized.

As of December 31, 2020, the Company has a carryforward operating loss that approximates the accumulated deficit of the Company in the amount of $32,667. No deferred tax asset has been recorded in respect of the carryforward tax loss due to the uncertainty of its realization.

i	Equipment, net:

Equipment is measured at cost less accumulated depreciation and excluding day-to-day servicing expenses. Depreciation is calculated on a straight-line basis over the useful life of the assets. Computers and related equipment are depreciated over a period of three years. The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Net loss per share:

Basic loss per share is computed by dividing the net loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss, as above, after adjustment for interest on the convertible loans by the weighted average number of Ordinary shares outstanding, as above, plus the weighted average number of Ordinary shares that would be issued on conversion of the convertible loans.

For the years ended December 31, 2020 and 2019, the effect of the inclusion of the weighted average number of shares of 2,030,400 Ordinary shares and 1,952,832 Ordinary shares, respectively, that would have been issued upon the conversion of the Company’s employees stock options, convertible loans, and warrants were anti-dilutive.

k.	Estimates and assumptions:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 3.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:-	INX TOKEN LIABILITY

The number of INX Tokens that the Company has distributed as of December 31, 2020 or has an obligation to distribute as of December 31, 2019 is as follows:

	December 31,
	2020	2019

Founding shareholders:
Triple-V	9,435,939	9,435,939
A-Labs	4,550,000	4,550,000

	13,985,939	13,985,939

Investors - see Note 8	2,549,481	1,068,000
Issued in the Offering	10,256,128	-
Holders of convertible loans	2,690,623	2,690,623
Service providers	1,215,000	1,147,500

Total	30,697,171	18,892,062

INX Token liability	$24,106	$1,179

On August 20, 2020, the Company’s Form F-1 in connection with the Offering was declared as effective by the SEC. The Company intends to continue the public offering until its termination which is expected to occur in the second quarter of 2021. In the year ended December 31, 2020, the Company issued 10,256,128 INX Tokens in the Offering for a total consideration of $9,232 and additional 1,481,481 INX token in a shares and tokens financing agreement, in which the INX token consideration amounted to $1,171 (see Note 8(4)(d)).

The Company has determined the Offering price at $0.90 per token.

Certain INX tokens holders are subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens for periods of 6 to 24 months. For the purpose of determining the fair value of the INX token liability, the Company considered the restriction which apply on such token holders by discounting the Offering price with a discount rate reflecting the lack of marketability during the lock-up period.

The fair values of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2020, are as follows:

	Discount rate	Number of INX tokens	Total fair value
Not subject to lock-up	0%	10,256,128	$9,232
Subject to lock-up through February 2021	6.35%	2,553,124	$2,152
Subject to lock-up through September 2021	12.09%	1,481,481	$1,171
Subject to lock-up through April 2023	21.77%	16,406,438	$11,551
Total		30,697,171	$24,106

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:-	INX TOKEN LIABILITY (Cont.)

The fair value per INX token as of December 31, 2020 for tokens which are not subject to lock-up agreement was $0.90, based on the Offering price. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are risk free interest, volatility of 62.46% - 81.48% and the period under the lock up. The level in the fair value hierarchy applied for such tokens is level 2.

The fair value as of December 31, 2019 was $0.06237 per token as determined by management and the Board of Directors based on valuations derived from a capital raise pursuant to the terms of SAFEs approved by the Board of directors in February 2020. In determining the fair value of the INX Token prior to the Offering, the Company used various inputs and assumptions in performing an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution. The significant inputs and assumptions were the price of the Ordinary share of the Company, the volatility used in valuing the Company’s share options and INX Token warrants, expected term of the INX Token warrants, the number of INX Tokens expected to be issued in the Offering and the weighted average probability as to the amount of funds to be raised in the Offering. The level in the fair value hierarchy is level 3.

A quantitative sensitivity analysis of certain inputs that are significant to the fair value measurement as of December 31, 2019, are shown below:

Significant inputs	Input used	Sensitivity of the input to fair value

Price of the INX Ordinary share	December 2019: $0.98	10% increase (decrease) in the share price would result in increase (decrease) in fair value as of December 31, 2019 by $120.
Number of INX tokens expected to be issued in the Offering	130 million	Decrease of 50 million in the number of INX Tokens would result in an increase in fair value as of December 31, 2019 by $559.

In respect of the other significant inputs described above, the Company estimates that there are no expected reasonably possible changes in the assumptions that would have a significant effect on the fair value of the INX Tokens as of the reporting dates.

There is currently no trading market for the INX Token. If such a trading market were to develop, the fair value of the INX Token liability will be subject to fluctuations due to changes in market prices (market risk). The market price of the INX Token may be volatile due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors.

In the years ended December 31, 2020 and 2019, the re-measurement to fair value of the INX Token liability in respect of INX Tokens resulted in an expense (unrealized loss) of $12,518 and $762, respectively, which was recorded in profit or loss.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:-	INX TOKEN LIABILITY (Cont.)

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

NOTE 4:-	INX TOKEN WARRANT LIABILITY

a.	Composition:

	Year ended December 31,
	2020	2019
Obligation to issue INX Tokens to early investors	$318	$109
Warrants granted to employees and service providers	3,931	4

	$4,249	$113

b.	The Company reserved 17,373,438 INX Tokens for sales and issuances to employees, directors, advisors and early investors in the Company. Of this amount, 1,333,000 INX Tokens have been issued and the Company has commitments to issue up to 6,676,083 additional INX Tokens.

c.	As part of equity financing agreements that took place in 2018, the Company has obligated to issue to the investors a number of INX tokens that will be determined pursuant to the results of the Offering. The Company have accounted for these obligations as derivative liabilities. See Notes 8(2)(a) and 8(2)(c).

d.	Warrants granted to employees and service providers:

As of December 31, 2020, the Company has commitments to grant 5,906,083 INX Tokens to directors, employees and service providers, substantially all of which were exercisable subject to the Offering being declared effective by the SEC. Most of these warrants are exercisable six months following the date the Offering was declared effective by the SEC in August 2020 and some are also subject to vesting periods.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Tokens warrants:

Expected volatility of the token prices (%)	65% - 99.3%
Risk-free interest rate (%)	0.65%
Expected life of warrant (years*)	0.25 - 4
Exercise price	$0.01 - $0.90

*) INX Token warrant granted with no expiration date were valued as the INX Token fair value.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4:-	INX TOKEN WARRANT LIABILITY (Cont.)

The liability for INX Token warrants to employees and service providers is presented at fair value based on the above inputs. Token based compensation expenses in the years ended December 31, 2020 and 2019 amounted to $3,933 and $9, respectively.

d.	Movement during the year:

The following table presents the changes in the number of INX Tokens warrants and their weighted average exercise prices:

	2020		2019
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year	5,086,250	$0.016	4,482,500	$0.011
INX Token warrants granted during the year	1,084,833	$0.286	603,750	$0.057
Obligation exercised (tokens issued) during the year	(265,000)	$0.01	-	-

INX Token warrants outstanding at the end of year	5,906,083	$0.067	5,086,250	$0.016

INX Token warrants exercisable at end of year (*)	398,762	$0.080	247,500	$0.021

(*) As of December 31, 2020, all exercisable INX token warrants are subject to lock-up agreements for periods of 6 to 24 months following the date the Offering was declared effective by the SEC in August 2020.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5:-	RELATED PARTIES

a.	Balances:

	December 31,
	2020	2019

Assets:

Receivable - funds held by related party	33	14
Prepaid expenses	207	255

Liabilities:
Account payables	16	13
Accrued bonuses	450	-
INX Token liability	11,429	1,008
INX Token warrant liability	2,177	43
Convertible loans	52	50

b.	Transactions (*):

	Year ended December 31,
	2020	2019

Sales and marketing	549	3
General and administrative	1,280	99
Fair value adjustment of INX Token and INX Token warrant liabilities	3,852	262

*) Excluding benefit to key management personnel (See c below).

c.	Benefits to key management personnel:

	Year ended December 31,
	2020	2019

Short-term benefits	1,412	752
Share-based compensation	340	202
Token-based compensation	903	9

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6:-	CONVERTIBLE LOANS

The Company entered into convertible loan agreements dated November 27, 2017 (“Convertible Loans”) with three individuals, of which one is an officer of the Company (the “Lenders”), for an aggregate amount of $144. The loans are convertible at any time and at each Lender’s sole discretion, into an aggregate total of 956,333 Ordinary shares of the Company or repaid at the earlier of (i) the lapse of five years; (ii) an initial public offering of the Company’s shares or (iii) upon a Deemed Liquidation Event as defined in the Company’s Articles of Association. The loans bear 2% interest compounded annually. In addition, the Lenders were granted the right to purchase a total of 2,690,623 INX Tokens.

During the years 2018 and 2017, the Company received $47 and $97, respectively, in consideration for the convertible loans and INX Tokens, of which $1 and $4, respectively were attributed to the fair value of the INX Tokens. The fair value of the loans received during the years 2018 and 2017, amounted to $31 and $ 62 respectively, resulting in an effective interest rate of 60% and the balances of $15 and $31, respectively, were attributed to the conversion option, which was recorded in equity.

In the years ended December 31, 2020 and 2019, interest and amortization of discount on the convertible loans amounted to $3 and $39, respectively.

The Convertible Loans were converted into Ordinary shares on February 25, 2021. See Note 12(f).

NOTE 7:-	EQUIPMENT, NET

Cost:	Computers and related equipment
Balance at January 1, 2020	$-
Additions	35
Balance at December 31, 2020	35
Accumulated depreciation:
Balance at January 1, 2020	-
Depreciation for the year	3
Balance at December 31, 2020	3

Depreciated cost at December 31, 2020	$32

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY

Outstanding Ordinary shares:

Ordinary shares confer upon their holders’ rights to receive dividends in cash and in Company’s shares, rights to nominate the Company’s directors and rights to participate in distribution of dividends upon liquidation in proportion to their holdings. The Company has caused majority of its current shareholders and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (i) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (ii) irrevocably waive and subordinate their rights, in the event of an insolvency event, as defined in the INX Token Purchase Agreement, to any cash held in the cash fund. All Ordinary shares issued and outstanding have identical rights, including identical voting rights, in all respects.

In the period from inception (September 2017) through December 31, 2020, Ordinary shares of the Company were issued and outstanding as follows:

1.	Period ended December 31, 2017:

a)	Issuance of 3,356,666 Ordinary shares to Triple-V in consideration for $527 of which $452 was paid in cash. The balance of the $75 is recorded as a receivable on account of shares as an offset to equity.

b)	Issuance of 1,120,000 Ordinary shares to A-Labs in consideration for services provided to the Company at a fair value of $175.

c)	Issuance of 440,500 Ordinary shares to certain service providers of the Company in consideration for services provided to the Company at a fair value of $69.

2.	Year ended December 31, 2018:

a)	During January and February 2018, the Company signed four individual Share Purchase Agreements with four new investors (the “New Investors”). Pursuant to these agreements, the Company issued a total of 1,768,290 Ordinary shares to the New Investors. In addition, two of the New Investors were granted warrants to purchase up to an additional 1,647,264 Ordinary shares at an exercise price of $0.13465 per share. The warrants will expire upon the earlier of a merger or acquisition of the Company, or nine months from the date the warrants were granted in January 2018.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY (Cont.)

In June 2018, some of the New Investors signed amendments to the Share Purchase Agreements pursuant to which the New Investors are entitled to receive an additional 1,068,000 INX Tokens.

The New Investors are also entitled to receive, for no additional consideration, a number of INX Tokens to be determined by dividing the aggregate consideration of $693 by the price per Token in an initial public offering of INX Tokens. The number of INX Tokens received will not exceed 2% of the total number of INX Tokens issued at the time of the initial public offering. The Company has accounted for this obligation to issue Tokens as a derivative liability that is measured at fair value through profit or loss.

As of December 31, 2020 and December 31, 2019, the fair value of the related derivative liability, which was determined based on management’s assessment of the number of Tokens to be provided, amounted to $318 and $103, respectively, and is included in the INX Token warrant liability. The level in the fair value hierarchy is level 1 and 3 as of December 31, 2020 and 2019, respectively.

The aggregate consideration received from the New Investors amounted to $704, of which $698, $5 and $1 were attributed to the shares and warrants, INX Tokens and derivative liability, respectively.

On September 10, 2018, the New Investors exercised a portion of their warrants and purchased 1,368,759 Ordinary shares in consideration for $186, of which $39 was received in February 2019. The remaining warrants expired.

b)	In May 2018, the Company issued to additional investors 2,358,820 Ordinary shares in consideration for an aggregate amount of $2,463.

c)	On October 2, 2018, the Company issued to a new investor 478,927 Ordinary shares in consideration for $500 reflecting a price per share of $1.044 (the “Purchase Price”). The Company also issued to the investor a share warrant to purchase an additional 622,605 Ordinary shares at the same price per share. In addition, the investor received an INX Token warrant to purchase 325,000 INX Tokens at a price per token equal to 70% of the price of the INX Tokens determined at an initial coin offering. The share warrant is exercisable during a period of six months commencing from the effective date of the transaction (the “October 2018 Financing”). In April 2019, the share warrant expired. The terms of the INX Token warrant, as amended on December 19, 2019 and June 10, 2020, may be exercised through the earlier of: (i) the closing of the ICO; and (ii) December 31, 2020. The Token warrants expired in December 31, 2020.

According to the October 2018 Financing, in the event that during a period of six months from the effective date, the Company shall issue Ordinary shares at a price per share that is lower than the Purchase Price, the Purchase Price shall be retroactively adjusted to be equal to such lower price and the Company shall issue to the investor additional Ordinary shares, such that the total amount of shares issued to the investor under the October 2018 Financing shall be equal to the aggregate purchase price, divided by the lower share price.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY (Cont.)

The number of Ordinary shares issuable upon exercise of the warrant and the exercise price shall be adjusted accordingly. The share warrant together with the anti-dilution protection mechanism described above, were accounted as Warrant liability which is re-measured each period at fair value in the statement of comprehensive loss. Through April 2019, no Ordinary shares were issued at a price lower than the Purchase Price. Therefore, no additional Ordinary shares were issued to the investor and the share warrant expired.

With respect to the INX Token warrant described above, the Company has accounted for this obligation to issue Tokens as a derivative liability that is measured at fair value through profit or loss. The following assumptions were used to estimate the fair value of the INX Token warrant: risk-free interest rate of 1.55%, expected volatility of 66.13%, expected life (in years) of 0.25 and expected dividend yield of 0%. The level in the fair value hierarchy is level 3.

The October 2018 Financing aggregate consideration was attributed to Ordinary shares, warrant liability and token derivative liability, according to their fair value as of the date of the transaction, which amounted to $340, $158 and $2, respectively.

As of December 31, 2020, December 31, 2019 the fair value of the derivative liability, which was determined using a Black Scholes option pricing model, amounted to $0 and $6, respectively, and is included in INX Token warrant liability.

d)	On October 10, 2018, the Company issued to an additional investor 95,785 Ordinary shares in consideration for $100.

3.	Year ended December 31, 2019:

a)	In January 2019, the Company signed separate share purchase agreements with several investors, including A-Labs and one of the Company’s service providers which is a related party. Pursuant to these agreements, the Company issued to the investors 425,183 Ordinary shares in consideration for $444, reflecting a price of $1.044 per share. The Ordinary shares issued include 47,893 shares and 33,391 shares that were issued to A-Labs and one of the Company’s service providers, respectively.

b)	In April 2019, the Board of Directors of the Company approved a capital raise in the form of Simple Agreements for Future Equity (“SAFE”). Pursuant to the SAFE, upon consummation of an investment round in shares of capital stock of the Company in the amount of not less than $ 2,000 (in addition to the funds raised under the SAFEs) (the “Qualifying Financing”), the funds raised under the SAFEs will automatically be converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) a 25% discount on the base (undiscounted) price per share of the Qualifying Financing; and (ii) $1.367 per share(the “Default Price”). If a Qualified Financing is not consummated within 12 months as of the Effective Date (as such term is defined in the SAFEs), the funds raised under the SAFEs will automatically be converted at a price per share equal to the Default Price pursuant to the terms set forth in the SAFEs.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY (Cont.)

Following the approval of the Board of Directors, during April 2019, the Company entered into SAFEs with certain investors pursuant to which an amount of $428 was raised by the Company, including $150 and $100 from Triple V and A-Labs respectively.

A Qualified Financing was not consummated before April 25, 2020, and thus the funds raised under the SAFE were automatically converted into 312,849 Ordinary Shares at a price per share equal to the Default Price

c)	On August 13, 2019, the Board of Directors of the Company approved an additional capital raise of up to $1,000 in the form of SAFE, which the Board of Directors of the Company then increased to $1,500 on October 28, 2019 (the “Second SAFE”). The Second SAFE will also be automatically converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $1.367 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Second SAFE), the funds will automatically be converted at a price per share of $1.367. In addition to the shares issued to the investors upon conversion of the Second SAFE, the Second SAFE investors shall be entitled to an option to purchase an equal number of additional shares issued to them upon conversion of their investment under the Second SAFE, from the same class of such converted shares, for an exercise price of $1.953 per share. This option shall be valid for a period of 36 months. In connection with the Second SAFE, the Company raised an amount of $978, including $250 from Triple V.

In the absence of a qualified financing during the 12 months period following the effective date of such Second SAFE in 2020, the Company converted the investment provided to it under the Second SAFE into an aggregate of 716,136 Ordinary Shares of the Company.

Pursuant to the terms of the Second SAFE, upon the Second SAFE conversion, the investors under the Second SAFEs received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $1.953 per share.

On September 13, 2020, Triple-V exercised the option that was granted to it under the Second SAFE dated August 30, 2019 between Triple-V and the Company, and the option that was granted to Mr. Shy Datika under the Second SAFE dated August 30, 2019 between Mr. Datika and the Company that was assigned to Triple by Mr. Datika, were exercised to an aggregate of 146,306 Ordinary Shares at a price of $1.953 per share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY (Cont.)

4.	Year ended December 31, 2020:

a)	On February 21, 2020, the Board of Directors of the Company approved an additional capital raise of up to $1,500 in the form of SAFE (the “Third SAFE”). The Third SAFE will be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $1.526 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds will automatically be converted at a price per share of $1.526. In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $1.696 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date of the agreement. An aggregate amount of $579 has been received by the Company pursuant to the Third SAFE in 2020, including $100 and $30 from Triple V and A-Labs, respectively. See Note 12(a).

b)	On June 2, 2020, the Board of Directors of the Company approved an additional capital raise of $300 in the form of SAFE (the “Fourth SAFE”) to be invested in the Company by a new investor. The Fourth SAFE will also be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) a price per share that is calculated by dividing $36,000 by the number of shares in the Fully Diluted Share Capital immediately prior to the issue of all Safe Equity Shares issuable upon conversion. If a Qualified Financing is not consummated within 18 months commencing as of the Effective Date (as such term is defined in the Fourth SAFE), the funds will automatically be converted at a price per share that is calculated by dividing $36,000 by the number of shares in the Fully Diluted Share Capital immediately prior to the issue of the last Safe Equity Shares issuable under those SAFEs issued in the Round.

In addition to the shares issued to the new investor upon conversion of the Fourth SAFE, the new investor shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to him upon conversion of his investment under the Fourth SAFE. The exercise price of each share underlying this option shall be calculated by dividing $40,000 by the Fully Diluted Share Capital immediately prior to the issue of the Safe Equity Shares. This option shall be valid for a period of 36 months commencing as of the Effective Date.

Upon the closing of such Qualified Financing on September 13, 2020 (see Note 8(4)(c)), the Company converted the investment provided to it under the Fourth SAFE into 165,654 Ordinary Shares of the Company. Such conversion reflected a price of $1.811 per share. Pursuant to the terms of the Fourth SAFE, upon the Fourth SAFE conversion, the investor under the Fourth SAFE received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $2.743 per share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	EQUITY (Cont.)

c)	On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 621,375 Ordinary Shares. The new investor is also entitled to receive, for no additional consideration a warrant to purchase 596,659 Ordinary Shares of the Company, at a price of $2.514 per share, until the warrant’s first-year anniversary.

In addition to its investment under the investment agreement, on September 8, 2020, the new investor also entered into a Token Purchase Agreement with the Company, under which he purchased from the Company 6,666,667 INX Tokens in consideration for $6,000.

The new investor also entered into a separate option agreement with Triple V, pursuant to which the new investor shall be entitled to purchase from Triple V (and not from the Company) up to 1.5 million INX Tokens held by Triple V at an exercise price of $0.25 per each INX Token.

The fair value of the option agreement with Triple V is approximately $790. This amount, representing a benefit provided to the investor on behalf of the Company by Triple V, a founding  shareholder of the Company, is accounted for as a contribution to equity (share premium) in the statement of changes in equity. As the purchase of the INX Tokens by the investor is recorded as a liability at their fair value on the date of the acquisition, this benefit has been deducted entirely from the consideration allocated to the purchase of Ordinary shares and warrants (share premium) in the statement of changes in equity. Accordingly, the net effect on share premium and equity is nil.

d)	On September 30, 2020, the Company entered into an investment agreement with Awake Limited (the “Awake Agreement” and “Awake”, respectively). Pursuant to the Awake Agreement, Awake invested in the Company $2,000 in consideration for 264,201 Ordinary Shares of the Company and 1,481,481 INX Tokens. The INX Tokens under the Awake Agreement are subject to Lock-Up Agreement for a period of 12 months. The Awake Agreement’s consideration was attributed to Ordinary shares and to INX Token liability, according to their fair value as of the date of the transaction, which amounted to $829 and $1,171, respectively.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 9:-	SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the Company’s Board approved a resolution to reserve 417,000 Ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time. As of December 31, 2020, no Stock Option Plan has been adopted (See Note 12g).

b.	Ordinary shares issued to certain employees and service providers:

During 2017, the Company issued Ordinary shares to certain employees and service providers in consideration for services to be provided to the Company.

The fair value of the Ordinary share was determined at $0.156 per share as of the date of grant. The fair value of the Ordinary shares was derived from the total consideration paid by the Company’s founding shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution.

c.	Share options and warrants granted to employees and service providers:

1.	In May 2018 the Company granted to Y. Singer (service provider) a warrant to purchase 68,173 Ordinary shares of the Company. See also Note 10b.

2.	Upon and subject to the adoption of a Share Ownership and Option Plan (the “Plan”) by the Company, certain employees shall receive 653,419 options exercisable into Ordinary shares of the Company at a price per share equal to the fair value per share at the date of the adoption of the Plan. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. As of December 31, 2020, none of these options were exercisable. Since the exercise price has not yet been determined, the Company has recorded expenses of $570 and $202 for the years ended December 31, 2020 and 2019, respectively, based on an estimate of the fair value of the options as of the respective periods end. See Note 12(g).

3.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	Year ended December 31,
	2020	2019
Expected term (years)	10	10
Expected volatility	99.26%	123.69%
Estimated exercise price	3.133	0.98
Risk-free interest rate	0.65%	2%
Dividend yield	0	0

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

a.	Engagement agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”):

Under an engagement agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018 (the “A-Labs Agreement”), A-Labs, a shareholder of the Company, shall provide services to the Company which include, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company. In consideration for these services, A-Labs received a non-refundable, cash payment of $500 and will receive a contingent cash payment of $500 payable upon the completion of an offering in which the Company has raised from US Persons not less than $10,000. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000, A-Labs also will receive an additional contingent cash payment for the marketing and sale of INX Tokens to non-US Persons only. Such consideration shall be equal to: 10% of the first $30,000 (up to $3,000) in ICO Proceeds (as defined in the A-Labs Engagement Agreement); 5% of the next $70,000 (up to $3,500) in ICO Proceeds; 6% of the next $100,000 (up to $6,000) in ICO Proceeds; and 7.5% of ICO Proceeds in excess of $200,000.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the Ordinary shares issued amounting to $136 ($175 less the payment of $39 required for those shares), is deemed additional consideration for the services to be provided by A-Labs.

In September 2017, the total consideration in the A-Labs Agreement amounted to $681. This amount is comprised of cash of $500, INX Tokens with a fair value of $6 and Ordinary shares with a fair value of $175. A-Labs contributed $45 ($6 for the INX Tokens and $39 for the Ordinary shares), such that the consideration in excess of the amount contributed amounted to $636. As the A-Labs Agreement required A-Labs to provide these services in the future, upon initial recognition this amount of $636 was recorded as prepaid expenses.

The fair value of the INX Tokens and of the Ordinary shares was derived from the total consideration paid by the Company’s founding shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow.

In the years ended December 31, 2020 and 2019, the Company recognized compensation expense in connection with the A-Labs Agreement of $508 and $3, respectively. The compensation expense recognized was based on the extent of the services performed until the respective dates.

As of December 31, 2020, and December 31, 2019, the balance of prepaid expenses amounted to $207 and $258, respectively. The prepaid expenses balance as of December 31, 2020 includes additional advance payments of $143 paid to A-Labs during 2020.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Software services agreement with Y. Singer Ltd. (“Y. Singer”):

Under the Software Services Agreement, effective as of October 1, 2017, and as amended on May 9, 2018, June 27, 2018 and August 6, 2018 (the “Y. Singer Agreement”), between the Company and Y. Singer, Y. Singer shall provide services to the Company, including the design, development, implementation, modification and customization of the INX Trading Solutions platform software. In addition, Y. Singer will provide maintenance and support services for a three-month period to INX Trading Solutions with a renewal option. In consideration for these services, Y. Singer is entitled to approximately $500. In consideration for past services, Y. Singer was also granted in May 2018 a warrant to purchase 68,173 Ordinary shares of the Company at an exercise price equal to the par value per share of GBP 0.001 exercisable for a period of 48 months from the date the warrants were granted. Upon issuance of these warrants, the Company recorded compensation expense of $71 in the year ended December 31, 2018 based upon the fair value of the Ordinary shares at that date. The Software Services Agreement between the Company and Y. Singer has terminated under its terms as a result of the Company’s failure to raise $5,000 by September 30, 2018. However, Y. Singer continued to perform the services under the Software Services Agreement through its completion during the second quarter of 2019, in consideration for the amount provided in the Software Services Agreement.

c.	Appointment of Mr. Silbert as the Executive Managing Director:

In connection with the appointment of Mr. Silbert as the Executive Managing Director of INX Services, Inc., Mr. Silbert entered into an Executive Employment Agreement with INX Services, Inc. dated March 7, 2018, and subsequently amended on June 25, 2018, (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert will provide services to INX Services, Inc. and the Company, including that Mr. Silbert shall serve as a member of the Board of the Company and Executive Managing Director of U.S. Operations of INX Services, Inc. Pursuant to the Silbert Employment Agreement, Mr. Silbert will receive an annual base salary of $132.

Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Silbert shall be eligible to earn an annual performance-based bonus in the amount of $150 upon the achievement of certain performance-based targets which shall be established by the Board and shall also be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token, which option must be exercised within ninety days of the grant. Six months following the date the registration statement in connection with an initial offering of INX Tokens is declared effective by the SEC, Mr. Silbert’s base salary shall increase to a monthly rate of $20.

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Silbert shall receive an option to purchase 287,290 Ordinary shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis at the date of the Silbert Employment Agreement, at a price per share equal to the fair value per share at the grant date, which will be the date of the adoption of a Share Ownership and Option Plan. 25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services. See Note 9c(2) for further details.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

On March 25, 2021 the Silbert Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Silbert’s title shall change to CEO, North America and his annual base salary shall increase to $300. In addition, Mr. Silbert was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.9 per Token, and with an option to purchase 197,710 Ordinary Shares of the Company.

d.	Appointment of Mr. James Crossley as a member of the Company’s Board:

In connection with the appointment of Mr. James Crossley as a member of the Company’s Board of Directors, the Company entered into a Services Agreement with Bentley Limited (the “Bentley Services Agreement”), effective as of February 1, 2018, pursuant to which Bentley Limited will provide services to the Company including that James Crossley shall serve as a board member of the Company. Pursuant to the Bentley Services Agreement, Bentley will receive a monthly consulting fee of GBP 1,600. Commencing January 2018, Bentley also receives a fee of GBP 1,000 per month in consideration for administrative services.

In addition, Bentley will receive the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 100,000 INX Tokens. On January 7, 2019, the Board of Directors approved the grant of options to Bentley Limited to purchase an additional 7,500 INX Tokens per month at the price of $0.01 per Token. Such additional options shall commence on December 1, 2018 and shall lapse on the first of the month in which the Company raises $10,000 in a public offering of INX Tokens.

On October 1, 2020, the Bentley Services Agreement was amended such that, commencing as of such date, the monthly consulting fee due to Bentley Limited was increased to GBP 3,600 + VAT per month. In addition, Bentley Limited’s entitlement for INX Tokens ended on October 1, 2020. The total aggregate number of INX Tokens underlying the Bentley Limited option is 265,000. As of the date hereof, Bentley Limited has exercised all options to purchase INX Tokens that have been granted pursuant to the Bentley Services Agreement.

e.	Agreement with Fidelis LLC:

On April 23, 2018, the Company and INX Services, Inc. entered into a services agreement with Fidelis LLC, effective as of April 1, 2018 and as amended on June 25, 2018, pursuant to which Mr. Matt Rozzi shall serve as the Chief Operating Officer and Chief Compliance Officer of INX Services, Inc. Mr. Rozzi will receive a monthly fee of $12.5. In addition, upon the registration of INX Services as a broker-dealer with FINRA, Mr. Rozzi shall be granted a one-time cash bonus of $60.

It is intended that Mr. Rozzi will enter into an employment agreement with INX Services, Inc. six months following the date the registration statement in connection with an initial public offering is declared effective by the SEC. Pursuant to this agreement, Mr. Rozzi will receive a monthly salary in the amount of $25 and benefits appropriate to an executive level employee. Mr. Rozzi shall also receive additional bonus payments of up to $90 upon the achievement of certain performance targets and objectives as determined by the Board of the Company. Six months following the date the registration statement in connection with an initial public offering of INX Token is declared effective by the SEC, Mr. Rozzi will receive an option to purchase 350,000 INX Tokens at a price per Token of $0.01.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, the Company will grant Mr. Rozzi an option to purchase 48,122 shares constituting 0.5% of the share capital of the Company as of April 23, 2018 (on a fully diluted basis and subject to future dilution) with an exercise price per share equal to the fair value of the Company’s share at the grant date, which will be the date of the adoption of a Share Ownership and Option Plan. 25% of the options will vest on each anniversary of Mr. Rozzi’s employment with INX Services. Since the exercise price has not been determined yet, the Company recorded stock-based compensation expenses based on the best estimate of the fair value of the options at the end of the reporting period. See Note 9c(2) for further details.

f.	Appointment of Mr. David Weild as a member of the Company’s Board:

On March 21, 2018, as amended on June 25, 2018, the Company appointed Mr. David Weild as a member of the Board of the Company, effective as of April 15, 2018. Mr. Weild will receive a monthly fee of $1.5. Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Weild shall receive an option to purchase 350,000 INX Tokens at a price of $0.01 per Token and shall be entitled to purchase 3,500 INX Tokens at a price of $0.01 per Token on a monthly basis during his tenure as director.

g.	Consulting Agreement with Shay Laboratory Ltd:

Under the Consulting Agreement with Shay Laboratory Ltd., dated October 1, 2017, in consideration for its consulting services, Shay Laboratory Ltd. shall receive, upon and subject to the adoption of a Share Ownership and Option Plan by the Company and to raising a certain minimum amount in an initial public offering of INX Tokens, an option to purchase 28,010 Ordinary shares of the Company, at a price per share equal to the par value per share of GBP 0.001.

In addition, the Company has granted Shay Laboratory Ltd. an option to purchase INX Tokens equaling in the aggregate 0.1% of the registered INX Tokens which were not sold at the ICO or otherwise were distributed by the Company to any third party, at the price of $0.01 per Token, provided that, such number of INX Tokens shall not exceed 100,000 and shall not be less than 15,000. Such options are contingent upon raising a certain minimum amount in an initial public offering of INX Tokens.

In addition, upon an initial public offering of INX Tokens whereby a certain minimum amount of proceeds is raised, Shay Laboratory Ltd will be entitled to receive a one-time cash bonus of approximately $55.

h.	Appointment of Directors:

In 2018, pursuant to letters of intention the Company engaged Mr. Ashar, Mr. Thadaney and Mr. Lewis (the “New Directors”) as members of the Board of Directors of INX Limited. Each of the New Directors will receive a monthly fee of $1-$1.5 for the term of the engagement. Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, each of the New Directors will be entitled to purchase 3,500 INX Tokens per month in consideration for $0.01 per Token on a monthly basis during his tenure as director, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

i.	Agreement with Mr. Douglas Borthwick:

On September 1, 2019, INX Services, Inc. entered into a services agreement with Mr. Douglas Borthwick, pursuant to which Mr. Borthwick shall serve as the Chief Marketing and Business Development Officer of INX Services, Inc. Pursuant to the Borthwick Employment Agreement, Mr. Borthwick receives a base monthly salary of $1. In addition, Mr. Borthwick was granted an option to purchase 103,929 INX Tokens at an exercise price of $0.065 per INX Token. Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Borthwick shall be entitled to a one-time bonus in the amount of $200 and an option to purchase additional 259,821 INX Tokens at an exercise price of $0.065 per INX Token. In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Borthwick shall receive an option to purchase 194.937 Ordinary Shares of the Company, at a price per share equal to the fair market value per share. The option shares shall vest over a period of three years, subject to the continuous engagement of Mr. Borthwick with the Company. Since the exercise price of the stock options has not been determined yet, the Company recorded stock-based compensation expenses based on the best estimate of the fair value of the options at the end of the reporting period. See Note 9c(2) for further details.

If the said Agreement is terminated without cause or good reason, as such terms are defined in the Agreement, INX Services shall continue to pay Mr. Borthwick a base salary for twelve months following the termination date.

Effective September 1, 2019, Mr. Borthwick and INX Services entered into an Amended and Restated Consultancy and Employment Agreement, as amended on October 1, 2020 (the “Previous Borthwick Employment Agreement”), pursuant to which Mr. Borthwick will provide services to INX Services and the Company, including that Mr. Borthwick shall serve as Chief Marketing and Business Development Officer of INX Services.

On October 1, 2020, the Borthwick Employment Agreement was amended such that, Mr. Borthwick’s monthly salary was increased to $ 15,000 and was granted with an option to purchase additional 250,000 INX Tokens (the “Borthwick’s Additional Tokens”). 50,000 Tokens of Borthwick’s Additional Tokens vested six months following the date the registration statement in connection with the offering of the INX Tokens was declared effective by the SEC and their exercise price is $0.09 per INX Token. 200,000 Tokens of Borthwick’s Additional Tokens shall vest in accordance with the following vesting schedule: 25% of such 200,000 INX Tokens vested on October 1, 2020 and additional 25% of such 200,000 INX Tokens shall vest over four year thereafter. The exercise price of such 200,000 INX Tokens shall be $0.9 per each Token.

On March 25, 2021 the Borthwick Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Borthwick’s title shall change to Company’s Chief Business Officer (CBO) and his annual base salary shall increase to $276. In addition, Mr. Borthwick was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.9 per Token, and with an option to purchase additional 206,000 Ordinary Shares of the Company.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

j.	Agreement with Mr. Paz Diamant:

On July 6, 2020, the Company entered into a Services Agreement with Mr. Paz Diamant pursuant to which Mr. Diamant shall serve as Chief Technology Officer of the Company. The Diamant Services Agreement further envisions that Mr. Diamant will enter into an employment agreement with the Company two months following the date the registration statement in connection with the Offering is declared effective by the SEC. Mr. Diamant will receives a monthly consulting fee of $1. Upon entering into an employment agreement with the Company, Mr. Diamant shall be entitled to a monthly salary of approximately $13 per month.

Pursuant to the Diamant Services Agreement, during each month between the effective date of the Diamant Services Agreement until the month that is two months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Diamant will be entitled to an option to 10,000 INX Tokens per month, at the price of $0.08 per Token. Two months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Diamant shall be entitled to an option to purchase 20,000 INX Tokens at an exercise price of $0.08 per INX Token. Upon entering into an employment agreement with the Company, Mr. Diamant shall be entitled to an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token. The options granted under the Diamant Employment Agreement shall vest, subject to Mr. Diamant’s continued employment with the Company, over four years in equal amounts on each of the first four anniversaries of the effective date of the Diamant Employment Agreement.

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Diamant shall receive an option to purchase 67,158 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. The option shares shall vest over a period of five years, subject to the continuous engagement of Mr. Diamant with the Company. In addition, Mr. Diamant is entitled to a one-time bonus payment of $250 upon the acquisition of the Company by a non-affiliated entity in consideration for no less than $50,000.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11:- EMPLOYEE BENEFIT EXPENSES

a.	Employee benefit expenses:

Short term employee benefits included in consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2020	2019

Research and development
Short term benefit	738	360
Share based compensation	255	-
Token based compensation	336	3

Sales and Marketing
Short term benefit	267	2
Share based compensation	171	106
Token based compensation	423	-

General and administration
Short term benefit	1,600	756
Share based compensation	144	96
Token based compensation	3,174	6

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:-	SUBSEQUENT EVENTS

a.	Conversion of the Third SAFE:

(1)	Third SAFE dated March 2020 - In March 2021, in the absence of qualified financing during the 12 months following the effective date of such Third SAFE, the Company converted the investment provided to it under the Third SAFE dated March 2020 into an aggregate of 281,304 Ordinary Shares of the Company at a price per share of $1.526.

(2)	Third SAFE dated May 2020 - March 2021, Oz.tz. Properties Ltd and SPiCE Venture Capital Pte. Ltd., who originally were entitled to convert their loan in May 2021, requested the Company for early conversion of their SAFEs, this request was approved by the Company’s board of directors and accordingly converted into an aggregate of 98,296 Ordinary Shares of the Company at a price per share of $1.526.

b.	Asset purchase agreement with OFN:

On January 12, 2021, the Company entered into an asset purchase agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN” and the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania corporation, who holds FINRA Broker Dealer permit and Alternative Trading System permit in the United States, in consideration of $1,180. In addition, following 6 months and 12 months from the closing and contingent upon the continued operation of the trading platform, the Company shall pay additional payments of $400 each. The first additional payments may be reduced to $200, subject to the number of issuers contracted to be listed on the trading platform between the time of the closing and the date of payment. In addition, the Company shall grant OFN a warrant to purchase 500,000 INX Tokens and additional warrants to INX Tokens, equal to 35,000 Tokens multiplied by the number of full months commencing as of June 1, 2020 and until the consummation of the transaction. The warrants underlying the Grant shall be exercisable during a period of 24 months as of the closing, with an exercise price of $ 0.07 per token. In addition, OFN will be entitled to additional consideration in a way of a split of the platform generated profit as follows: 33% in the first and second years of operations, 20% and 10% in the third and fourth years of operations, respectively. Following closing of the Asset Purchase Agreement, OFN Securities shall also become a wholly-owned subsidiary of the Company. The closing thereof is subject to regulatory approvals. In the event that FINRA shall approve the change of control in OFN Securities and its sale to the Company, the Company is likely to be able to use OFN Securities’s Broker Dealer permit and Alternative Trading System permit for its purposes and shall no longer be required to obtain an independent Broker Dealer permit and Alternative Trading System permit.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:-	SUBSEQUENT EVENTS (Cont.)

c.	Letter of Intent and plan of merger:

On February 22, 202 the Company entered into a non-binding Letter of Intent with Valdy Investments Ltd. (TSXV: VLDY.P) (“Valdy”), a Capital Pool Company (CPC) incorporated under the laws of British Columbia, Canada, registered for trade on the TSX Venture Exchange (the “Exchange”) (the “LOI”). The LOI contemplates a merger/share exchange between the Company and Valdy, subject to the approval of the Exchange and the satisfaction of other conditions to be contained in the agreements between the Company and Valdy in connection with this transaction (the “Valdy Transaction”). At the closing of the Valdy Transaction, current holders of shares and option to purchase shares of the Company will be issued an aggregate of 175,000,000 common shares of the combined entity in exchange for their outstanding shares and option to purchase shares of the Company. The shareholders of Valdy shall receive 5,000,000 common shares of the combined entity. Additional securities of the combined entity will be issued to consultants of the Company (including the investment banks who facilitate the transaction) as set forth in the LOI. The Valdy Transaction shall be consummated pursuant to the terms of a securities exchange agreement, which terms are currently negotiated between the Company, Valdy and its principal shareholders and the shareholders and option holders of the Company. The Valdy Transaction was approved by the shareholders of the Company on March 18, 2021.

In parallel to the negotiation with respect to the final terms and conditions of the Valdy Transaction, the Company plans to complete an equity financing by way of a brokered private placement of subscription receipts which will entitle such purchasers to receive a unit comprised of one Ordinary share and one half of one warrant to purchase an Ordinary Share. The Ordinary shares and warrants issued pursuant to the subscription receipts will be exchanged for comparable securities of Valdy on closing of the Valdy Transaction.

d.	Agreement with Mr. Itai Avenri:

Effective January 4, 2021, Mr. Avneri and the Company entered into a Services Agreement (the “Avneri Services Agreement”), pursuant to which Mr. Avneri shall serve as Company’s Chief Operating Officer. The Avneri Services Agreement further envisions that Mr. Avneri will enter into an employment agreement with the Company.

Pursuant to the Avneri Services Agreement, Mr. Avneri receives monthly payment of approximately $31. Subject to the discretion of our Board and the discretion of the CEO of the Company, Mr. Avneri may be entitled to an annual bonus payment in the amount equal to 2-5 monthly payments. In addition, Mr. Avneri was granted with an option to purchase 180, 000 INX Tokens at a price of $0.09 per each Token and will be entitled to an option to purchase additional 180,000 INX Tokens upon the execution of the Avneri Employment Agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, Mr. Avneri shall receive an option to purchase 269,640 Ordinary Shares of the Company, at a price per share equal to the fair value at the shares subject to vesting over a period of four year from the grant date, subject to the continuous engagement of Mr. Avneri with the Company.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:-	SUBSEQUENT EVENTS (Cont.)

e.	Employment Agreement with Mr. Emiliano Rios Caban:

On January 6, 2021, INX Digital entered into an employment agreement with Mr. Emiliano Rios Caban (known as Jon Rios) (the “Rios Employment Agreement”), pursuant to which Mr. Rios serve as the Chief Compliance Officer of INX Digital, the Company and its affiliated companies. If the Rios Employment Agreement is terminated without cause or good reason, as such terms are defined in the Rios Employment Agreement, INX Digital shall continue to pay Mr. Rios a base salary for twelve months following the termination date. Mr. Rios will receive an annual base salary of $195 and is eligible to earn an annual performance-based bonus in the amount of $50 upon the achievement of certain goals which shall be established by the INX Digital Board of Directors. In addition, Mr. Rios was granted an option to purchase 150,000 INX Tokens at a price of $0.9 per Token.

f.	Conversion of Convertible Loans

On February 25, 2021, holders of Convertible Loans (see Note 6) exercised their right under the loan agreements and converted the outstanding principal and interest amounts of the loan agreement into 956,333 Ordinary Shares of the Company.

g.	Share Ownership and Award Plan

The Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan” or the “Plan”) and Company’s shareholders approved the Plan on February 22, 2021. The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. Subject to certain capitalization adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to share awards under the Plan may not exceed 1,288,882 Ordinary Shares.

ITEM 19.	EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
1.2#	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1 (File No. 001-33332), filed on August 12, 2020 and herein incorporated by reference).
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
4.1*	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
4.2*	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.6*	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.8*	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.9*	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.10*	Amended and Restated letter of invitation dated June 25, 2018 between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.11*	Letter of Invitation dated July 10, 2018 Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.12*	Letter of Invitation dated August 20, 2018 Mr. Haim Ashar and INX Limited (previously filed as Exhibit 10.23 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.13*	Letter of Invitation dated September 21, 2018 Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).

4.14	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.15*	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.16*	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.17*	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.18*	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.19*	Consultancy and Employment Agreement dated January 1, 2021 between Douglas Borthwick and INX Digital, Inc. (previously filed as Exhibit 10.43 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.20*	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
4.21*	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.22*	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.23*	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.24*	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.25	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.26*	Services Agreement dated December 24, 2020 between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.27*	Executive Employment Agreement dated January 6, 2021 between Emiliano Rios Caban and INX Digital, Inc. (previously filed as Exhibit 10.45 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.28#	Securities Exchange Agreement dated March 31, 2021 among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital
4.29*#	Executive Employment Agreement dated April 26, 2021 between Catherine Yoon and INX Digital, Inc.
11.1#	List of subsidiaries of the Registrant
12.1#	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS##	XBRL Instance
101.SCH##	XBRL Taxonomy Extension Schema
101.CAL##	XBRL Taxonomy Extension Calculation Linkbase
101.DEF##	XBRL Taxonomy Extension Definition Linkbase
101.LAB##	XBRL Taxonomy Extension Label Linkbase
101.PRE##	XBRL Taxonomy Extension Presentation Linkbase

# Filed herewith

## To be filed by amendment

* Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

INX LIMITED

Date: April 28, 2021	By:	/s/ Shy Datika
Shy Datika
President