Form 20-F/A
period 2020-12-31
INX Ltd
filed 2021-04-29
CIK 1725882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Amendment No. 1)

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

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No    ☒

EXPLANATORY NOTE

INX Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F (this “Amendment”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2021 (the “Original Filing Date”).  The sole purpose of this Amendment is to amend the disclosures in Item 5.A “Operating Results” of the Original Filing under the heading “Results of Operations and Known Trends or Future Events” to include the gross proceeds from the company’s initial public offering, which was inadvertently omitted in the Original Filing.

This Amendment does not amend any other information included in Item 5 in the Original Filing or any other information in the Original Filing, and does not reflect any events that have occurred after the filing with the SEC of the Original Filing.

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

On August 20, 2020, the SEC declared as effective our registration statement on Form F-1 filed in connection with our initial public offering. We terminated the offering on April 22, 2021. Under the offering, we raised in gross proceeds an aggregate of approximately $85.8 million in consideration for INX Tokens.

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

ITEM 19.	EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
1.2^	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1 (File No. 001-33332), filed on August 12, 2020 and herein incorporated by reference).
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
4.1*	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
4.2*	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.6*	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.8*	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.9*	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.10*	Amended and Restated letter of invitation dated June 25, 2018 between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.11*	Letter of Invitation dated July 10, 2018 Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.12*	Letter of Invitation dated August 20, 2018 Mr. Haim Ashar and INX Limited (previously filed as Exhibit 10.23 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.13*	Letter of Invitation dated September 21, 2018 Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).

4.14	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.15*	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.16*	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.17*	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.18*	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.19*	Consultancy and Employment Agreement dated January 1, 2021 between Douglas Borthwick and INX Digital, Inc. (previously filed as Exhibit 10.43 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.20*	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
4.21*	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.22*	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.23*	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.24*	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.25	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.26*	Services Agreement dated December 24, 2020 between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.27*	Executive Employment Agreement dated January 6, 2021 between Emiliano Rios Caban and INX Digital, Inc. (previously filed as Exhibit 10.45 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.28^	Securities Exchange Agreement dated March 31, 2021 among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital
4.29*^	Executive Employment Agreement dated April 26, 2021 between Catherine Yoon and INX Digital, Inc.
11.1^	List of subsidiaries of the Registrant
12.1#	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS##	XBRL Instance
101.SCH##	XBRL Taxonomy Extension Schema
101.CAL##	XBRL Taxonomy Extension Calculation Linkbase
101.DEF##	XBRL Taxonomy Extension Definition Linkbase
101.LAB##	XBRL Taxonomy Extension Label Linkbase
101.PRE##	XBRL Taxonomy Extension Presentation Linkbase

^ Previously filed

# Filed herewith

## To be filed by amendment

* Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

INX LIMITED

Date: April 29, 2021	By:	/s/ Shy Datika
Shy Datika
President