Form 20-F/A
period 2020-12-31
INX Ltd
filed 2021-05-19
CIK 1725882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Amendment No. 2)

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

INX Limited (the “Company”) is filing this Amendment No. 2 on Form 20-F (this “Amendment”) to furnish the financial statements of the Company for the fiscal year ended December 31, 2020 formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 20-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 20-F, as filed with the Commission on April 29, 2021.

ITEM 19.	EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
1.2^	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1 (File No. 001-33332), filed on August 12, 2020 and herein incorporated by reference).
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference).
4.1*	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference).
4.2*	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.6*	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.8*	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.9*	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.10*	Amended and Restated letter of invitation dated June 25, 2018 between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.11*	Letter of Invitation dated July 10, 2018 Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.12*	Letter of Invitation dated August 20, 2018 Mr. Haim Ashar and INX Limited (previously filed as Exhibit 10.23 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.13*	Letter of Invitation dated September 21, 2018 Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).

4.14	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.15*	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.16*	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference).
4.17*	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.18*	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference).
4.19*	Consultancy and Employment Agreement dated January 1, 2021 between Douglas Borthwick and INX Digital, Inc. (previously filed as Exhibit 10.43 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.20*	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
4.21*	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.22*	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.23*	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.24*	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.25	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.26*	Services Agreement dated December 24, 2020 between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.27*	Executive Employment Agreement dated January 6, 2021 between Emiliano Rios Caban and INX Digital, Inc. (previously filed as Exhibit 10.45 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference).
4.28^	Securities Exchange Agreement dated March 31, 2021 among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital
4.29*^	Executive Employment Agreement dated April 26, 2021 between Catherine Yoon and INX Digital, Inc.
11.1^	List of subsidiaries of the Registrant
12.1^	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2^	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1^	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2^	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS#	XBRL Instance
101.SCH#	XBRL Taxonomy Extension Schema
101.CAL#	XBRL Taxonomy Extension Calculation Linkbase
101.DEF#	XBRL Taxonomy Extension Definition Linkbase
101.LAB#	XBRL Taxonomy Extension Label Linkbase
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase

^	Previously filed
#	Filed herewith
*	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

INX LIMITED

Date: May 19, 2021	By:	/s/ Shy Datika
Shy Datika
President

3