Form 20-F
period 2021-12-31
INX Ltd
filed 2022-05-02
CIK 1725882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

One Vanderbilt Avenue

New York, NY 10017-3852

(212) 547-5400

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: INX Tokens

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,955,875 Ordinary Shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes    ☐    No  ☒

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

Unless indicated otherwise by the context, all references in this report to “INX Limited”, the “Company”, “our Company”, “we”, “us”, “our” or the “Registrant” are to INX Limited and its subsidiaries.

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this report our audited consolidated financial statements as of December 31, 2021. Our consolidated financial statements appearing in this report are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

MARKET, INDUSTRY AND OTHER DATA

This report includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which INX operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the blockchain industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, INX has neither independently verified any of the data from management or third-party sources referred to in this report, nor analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

Statements made in this report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this report, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this annual report with respect to our business, financial condition and results of operations are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this annual report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to continue to develop INX Digital and INX Securities trading platforms as contemplated, or at all;

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings;

●	changes in how we are taxed;

●	the lack of any existing marketplace for blockchain assets;

●	our lack of a long operating history;

●	the impact of competition and new technologies;

●	our ability to obtain government regulations and approvals;

●	industry developments affecting our business, financial condition and results of operations;

●	our ability to cooperate with third party collaborators, including contractors for the design, development and implementation of our trading platform infrastructure;

●	our operating performance and cash flow, or lack thereof;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this report generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this report in greater detail under the heading “Risk Factors” and elsewhere in this report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this annual report and the documents that we reference herein and have filed as exhibits to the annual report completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this annual report is accurate as of the date hereof. Because the risk factors referred to in Item 3.D. “Risk Factors” of this annual report, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this annual report, and particularly our forward-looking statements, by these cautionary statements.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B. Advisers.

Our principal United States legal advisors are McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, NY 10017-3852. Our principal Israeli legal advisers are Horn & Co. Law Offices, Amot Investments Tower 2 Weizmann Street, 24th Floor, Tel Aviv 6423902, Israel. Our principal Gibraltar legal advisers are Hassans International Law Firm Limited, Madison Building, Midtown, Queensway, Gibraltar GX11 1AA

C. Auditors.

The consolidated financial statements of INX Limited as of December 31, 2021, 2020 and 2019 and for the years then ended appearing in this annual report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost Forer Gabbay & Kasierer are located at 144A Menachem Begin Street, 6492102 Tel-Aviv, Israel.

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

The following table sets forth a summary of our audited consolidated statement of comprehensive loss and summary of our consolidated balance sheet data for the periods indicated. Our consolidated financial data as of December 31, 2021 and 2020, and the related consolidated financial data for the year then ended, have been derived from our audited consolidated financial statements included elsewhere in this report. Our selected consolidated financial information for the periods indicated should be read in conjunction with the consolidated financial statements and the accompanying notes. Historical results are not necessarily indicative of the results expected in the future.

Summary Consolidated Statements of Comprehensive Loss

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2020	2019

Revenues (primarily from brokerage fees)	2,544	-	-

Research and development	4,402	1,581	468
Sales and marketing	6,993	2,153	108
General and administrative	44,627	8,056	2,416

Loss from operations	53,478	11,790	2,992

Fair value adjustment of INX Token liability	161,173	12,518	762
Finance expense (income)	427	23	(65)

Loss before taxes	215,078	24,331	3,689
Taxes on income	157	-	-

Net Loss	215,235	24,331	3,689
Other comprehensive loss:
Adjustments arising from translating financial statements from functional currency to presentation currency	188	-	-

Loss per share, basic and diluted	14.30	2.00	0.32

Weighted average number of shares outstanding, basic and diluted	15,048,576	12,152,006	11,395,273

Summary Balance Sheet Data

	December 31,
	2021	2020

Total Assets	78,502	8,085
Adjusted Working capital (*)	45,896	6,609
Working Capital	(246,560)	(21,778)
Total liabilities	301,436	29,831
Total Deficit	(222,934)	(21,746)

(*)	Adjusted Working Capital defined as Working Capital excluding $282,642 and 24,106 INX Token liability as of December 31, 2021 and 2020, respectively and $9,814 and $4,249 INX Token Warrant Liability as of December 31, 2021 and 2020, respectively, which represents a non-cash fair value measured liability.

B. Capitalization and Indebtedness.

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021 (unless stated otherwise). You should read the following table in conjunction with the sections titled “Selected Financial Data,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and our financial statements and related notes included elsewhere in this report.

(U.S, Dollars in thousands except share and per share data)	December 31, 2021 (audited)
Cash and cash equivalents	24,581
Reserved fund	21,987
Total liabilities	301,436
Equity:
Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000; Issued and Outstanding: 15,955,875	21
Share premium	24,177
Accumulated deficit	(247,902)
Total deficit	(222,934)
Total liabilities and deficit	$78,502

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Investing in INX Tokens or indirectly in the Company by way of purchasing shares of our sole shareholder, The INX Digital Company Inc. (the “Parent Shares” and the “Parent” or “TIDCI”, respectively) involves a high degree of risk. Our businesses face significant risks and uncertainties. You should carefully consider the risks we describe below, along with all of the other information set forth in this annual report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens or Parent Shares. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to initiating or maintaining an investment in any INX securities or the Parent Shares. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INX securities or Parent Shares could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INX securities or the Parent Shares.

You may lose all monies that you spend initiating or maintaining an investment in INX securities or indirectly investing in the Company, by purchasing the Parent Shares. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens or investing in the Company, we strongly urge you not to purchase any INX Tokens nor invest in the Company. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this report. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the INX Token sale.

We do not recommend that you purchase INX Tokens unless you have prior experience with cryptographic tokens, blockchain-based software and distributed ledger technology and unless you have received independent professional advice.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. You should read and carefully consider these risks and all of the other information in this report, including the financial statements and the related notes included elsewhere in this report, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may not be able to continue development of the INX Digital and INX Securities trading platforms as contemplated or at all, or continue to receive the regulatory approvals necessary to operate our business as currently contemplated.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	The prospect of INX Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	The price of INX Tokens is subject to substantial volatility.

●	The market for trading blockchain assets is still in the early stages of development and we expect to face intense competition from both regulated and unregulated blockchain asset trading platforms .

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

We may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all.

Since our date of inception in September 2017, we have incurred a loss from operations and, as of December 31, 2021, we have an accumulated deficit of $247,902,000 (which includes the non-cash fair market value adjustments to the INX Token liability and Token Warrant Token Warrant liability, in the aggregate amount of $180,974.000). In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Additionally, we expect that we will incur approximately $15 million of expenses in the years 2022 and 2023. See “Item 1.B Business Overview – Phases of Development.”

Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate any operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

RISKS RELATED TO BLOCKCHAIN ASSETS

Blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in INX Tokens or in our Company.

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

If we discover errors or unexpected functionalities in the INX Token smart contract, we may make a determination that the INX Token smart contract is defective and that its use should be discontinued. Although we intend to replace the INX Token and the INX Token smart contract with a new token using a new smart contract in that situation, we may be required to take certain measures, such as freezing digital wallet addresses so that such wallets cannot transfer INX Tokens, which may disrupt trading in the INX Tokens. Such a determination and our subsequent deployment of a new smart contract and replacement token could have a material effect on the value of any investment in the INX Token or our business.

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

Risks associated with the distributed ledger technology could affect our business directly or the market for blockchain assets generally. In either case, the occurrence of these events could have a materially adverse effect on an investment in INX Tokens or the Company.

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

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, in a report published by Bitwise Asset Management, Bitwise claimed that 95% of bitcoin trading activity appearing on 81 blockchain asset trading platforms is fake. Bitwise’s report further stated that trading platforms and blockchain asset developers are incentivized to artificially inflate trading volumes so that their platform or asset rises in league tables and gains prominence in the industry. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

The market price of these blockchain assets, as well as other blockchain assets that may be developed in the future, may continue to be highly volatile. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

Several additional factors may influence the market price of blockchain assets, including, but not limited to:

●	Global blockchain asset supply;

●	Global blockchain asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset trading platforms and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

●	Changes in the software, software requirements or hardware requirements underlying the blockchain networks;

●	Changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

●	The cost of trading and transaction in blockchain assets, and whether such costs may become fixed or standardized;

●	Investors’ expectations with respect to the rate of inflation;

●	Interest rates;

●	Currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

●	Fiat currency withdrawal and deposit policies of blockchain asset trading platforms and liquidity on such platforms;

●	Interruptions in service or other failures of major blockchain asset trading platforms;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain networks or blockchain assets;

●	Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	Regulatory measures, if any, that affect the use of blockchain assets;

●	The maintenance and development of the open-source software utilized in blockchain networks;

●	Global or regional political, economic or financial events and situations; and

●	Expectations among blockchain network participants that the value of such blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Ether or Bitcoin may affect the industry as a whole and may also cause the price of other blockchain assets to fluctuate.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect our business and investment in INX Tokens or the Company.

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

Regulation of the trading of blockchain assets has evolved significantly over the past several years. On November 16, 2018, the Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading (“Statement”), confirming the applicability of the federal securities law framework to new and emerging technologies, such as blockchain assets. The Statement summarized the Commission’s stance with regard to actors and institutions that sell security tokens in initial offerings or develop and facilitate the secondary market for security tokens. Although the Statement provides additional guidance to participants in the blockchain asset marketplace, in general the regulation of blockchain assets under the current regulatory framework applicable to currencies or securities remains in its early stages and is subject to uncertainty.

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

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by INX Trading Solutions, and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in INX Tokens and the Company.

RISKS RELATED TO OUR COMPANY’S OPERATIONS

Our ability to continue to develop INX Trading Solutions faces operational, technological and regulatory challenges and we may not be able to continue to develop the INX Trading Solutions as contemplated.

We developed and launched a digital asset trading platform, which is operated by INX Digital, our wholly owned subsidiary, and acquired Openfinance Securities, LLC (n/k/a INX Securities, LLC), a registered broker-dealer in the United States and a member of FINRA that operates and is recognized as an Alternative Trading System by the SEC, and ILS Brokers, an Israel-based interdealer-broker focusing on OTC trading of FX, interest rate and other derivative products.

We may not be able to continue to develop the INX Trading Solutions, as contemplated by our business model. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed INX Trading Solutions platforms.

The structuring and maintenance and further development of our trading platforms could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our platforms are complex and their maintenance and further development requires the integration of multiple technologies and the development of software.

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

While the trading platform of INX Securities is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and that the INX Digital Trading Platform is licensed as a money transmitter in certain states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries, including Israel. We are qualified to operate as a money transmitter in thirty-eight (38) US states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states by the end of the 2022 calendar year. We intend that one of our subsidiaries, INX Digital, will continue to obtain state money transmitter licenses in order to operate a trading platform for cryptocurrencies. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

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

Because distributions to the INX Token holders are dependent on our cash flow, our failure to continue to develop the INX Trading Solutions platforms, failure of the INX Trading Solutions platforms to gain regulatory approvals or failure of the INX Trading Solutions platforms to gain acceptance may prevent us from paying a distribution to the INX Token holders. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render INX Tokens worthless.

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

Most aspects of our broker-dealer operations are highly regulated, including regulated oversight over sales and reporting practices, operational compliance, capital requirements and licensing of employees. Accordingly, we face the risk of significant intervention by regulatory authorities such as the SEC and FINRA in the U.S. and their equivalents in other countries.

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

We may not be able to prevent illegal activity from occurring over our platforms. We may be unable to detect the unauthorized use of a KYC/AML vetted account on one of our platforms. Further, we may be unable to verify whether private keys for wallets containing INX Tokens have been transferred to third parties who have not completed our KYC/AML process. Although we have implemented procedures that will ensure that we remain in compliance with our KYC/AML obligations, we may not be successful in deterring or identifying illegal activity.

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

The viability of our business is dependent on the availability of adequate capital to develop and maintain our business and meet our regulatory capital requirements. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If INX Trading Solutions does not attract clients and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms.

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

Our business model may depend, in part, on our ability to resell INX Tokens received as payment for transaction fees by INX Securities. Resales by the Company of such Tokens require compliance with the registration requirements of the Securities Act. If we are unable to register such Tokens, there may not be a sustainable market in INX Tokens and we may be unable to execute our business plan.

Users of the INX Securities trading platform may be able to use INX Tokens as payment for transaction fees on the platform. Because only a finite amount of INX Tokens exist, Tokens received as payment will reduce the availability of INX Tokens unless the Company resells Tokens pursuant to a future primary offering. We intend to file one or more registration statements to register for re-issuance of INX Tokens which INX Services receives as payment for transaction fees on the INX Securities trading platform, however the Company may not be eligible to do so, may experience delays in preparing these registration statements or having these registration statements declared effective, or may not succeed in selling additional INX Tokens, either in registered offerings or offerings that are exempt from registration. If the Company is unable to re-issue INX Tokens received as payment for transaction fees, holders of INX Tokens may have reduced liquidity and the operations of INX Securities and the INX Securities trading platform, and our business in general, may be adversely affected.

Our securities business exposes us to material default and liquidity risk.

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

As a broker-dealer, we must maintain minimum net capital that satisfies the requirements under Rule 15c3-1 under the Exchange Act. Depending upon our future business activities, we may become subject to additional capital requirements in the United States or other foreign jurisdictions in which we may conduct business in the future.

In addition, we reserved 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund.” The Cash Fund is intended to provide additional comfort to our customers with respect to the financial stability of the Company.

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

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. We have reserved 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company will utilize the Cash Fund only in response to these events. However, the Cash Fund may be insufficient to cover all losses associated with significant liability claims. Further, the Company does not plan to replenish the Cash Fund after our initial public offering and after it has been used for these purposes.

Further, insurance coverage against such losses is expensive and may not be available in the future on acceptable terms, or at all. Available insurance coverage may be subject to unfavorable terms and conditions and require payments of significant deductibles, or it may not be sufficient to cover all losses in the case of a claim. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential liability claims could result in us becoming subject to significant liabilities that are uninsured.

We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

We are heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We receive and/or process a large portion of our trade orders through electronic means, such as through public and private communications networks. Our systems, or those of our third party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur:

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

The INX Token Distributed Ledger is publicly available. The misuse or theft of this information may give rise to breaches of privacy laws, fines and sanctions.

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

Security attacks against the Company could result in a loss of the Company’s blockchain assets, including the INX Tokens, theft of personal information of our customers or damage to our reputation and our brand, each of which could adversely affect an investment in INX Tokens or the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. Since 2011, more than $7.6 billion has been publicly reported stolen from cryptocurrency exchanges and investors. For example, in January 2018, about $500 million worth of blockchain assets were stolen from a major Japanese trading platform. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

In addition, the Company holds private keys that allow it or its transfer agent, as applicable, the ability to “freeze” or automatically reject any digital wallet address from participating in transfers of INX Tokens, or unilaterally transfer INX Tokens out of a third-party digital wallet. If such private keys are compromised, all owners of INX Tokens are at risk of losing the ability to transfer their INX Token out of their digital wallet or they may have their INX Token transferred out of their digital wallet without their permission.

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

We are subject to risks in using third-party service providers, including custodians and other agents.

We depend on the services of custodians and other agents and third-party service providers to carry out certain transactions and other business functions (including without limitation, Bitgo Trust, our custodian). Errors and mistakes made by these third parties may be attributed to us and subject us to reputational damage, penalties or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Furthermore, in the event of the insolvency of a custodian, we may be unable to recover equivalent assets in full as we may rank among the custodian’s unsecured creditors in relation to its assets. In addition, a custodian may not segregate our cash (including funds of our customers) from its own cash, and therefore we may rank as unsecured creditors in relation to that cash. The inability to recover assets from the custodian could have a material adverse effect on our results of operations, financial condition and cash flow.

The counterparty to one or more of our contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large market participant could lead to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

We are not restricted from dealing with any particular counterparty or from concentrating any or all of our transactions with one counterparty. The consolidation and elimination of counterparties may increase our concentration of counterparty risk.

The loss of key personnel could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel, particularly senior management and officers of the company, who have extensive market knowledge and long-standing industry relationships. In particular, our reputation among and our relationships with key blockchain industry leaders are the direct result of a significant investment of time and effort by our senior management to build credibility in a highly specialized industry. The loss of services of any member of senior management could diminish our business and growth opportunities and our relationships with key leaders in the blockchain industry and could have a material adverse effect on us.

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

Our business has not identified all the persons that we will need to hire to provide services and functions critical to the continued development of the business. If we are unable to hire persons with the necessary expertise on terms acceptable to us then we will not be able to continue to develop INX Trading Solutions as contemplated. Further, even if we are able to hire such service providers, they might be unable to meet our specifications and requirements, which could have a material adverse effect on our ability to develop and evolve our business plan.

As a financial services provider, we might be subjected to significant litigation risk and potential commodity and securities law liability.

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

Our employees and agents could engage in misconduct which may include conducting and concealing unauthorized activities, improper use or unauthorized disclosure of confidential information. We are at risk that our employees may engage in insider trading of the digital assets listed on one of our platforms which may lead to corporate actions, such as a suspension of trading, and legal actions that could have an adverse effect on the Company.

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

Our operations of businesses outside of the United States and our acceptance of currencies other than the U.S. Dollar will subject us to currency fluctuation risk.

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

We accept certain cryptocurrencies as fees for services. Our holding of these cryptocurrencies will subject us to risks due to fluctuations in the value of these cryptocurrencies.

We accept certain cryptocurrencies as payment fees for services. These cryptocurrencies will be held until sold. Proceeds from the sale of such cryptocurrencies will be dependent on the U.S. dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the trading value of a cryptocurrency while it is held by us will result in a decrease in the operating results of the Company.

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

Further, our subsidiaries, INX Digital and INX Securities, are engaged in the trading of cryptocurrencies and security tokens, respectively. INX Securities engages in trading security tokens that constitute securities. We believe that INX Securities qualifies to utilize an exemption from investment company status under Section 3(c)(2) of the Investment Company Act that applies to entities “primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

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

While we believe that our business activities do not cause us to be an investment company, if we were deemed to be, and were required to register as, an investment company, we would be forced to comply with substantive requirements under the Investment Company Act, including limitations on our ability to borrow, limitations on our capital structure, limitations on our ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. If we were forced to comply with those requirements, we would be required to change our structure and future operations from our current plans, could be prevented from successfully executing our business strategy and could be required to cease business.

We need to implement strict finance and accounting systems, procedures and controls to operate our business.

We are required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with these requirements is expensive. We need to implement strict finance and accounting systems, procedures and controls to satisfy our reporting requirements and these requirements may increase our costs and require additional management time and resources. However, as an “emerging growth company” as defined in the JOBS Act we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We have not completed an assessment, nor have our auditors tested, our systems of internal controls. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. If our internal controls have undetected weaknesses or our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of the INX Token and adversely impact our business and financial condition. See “Item 15. Controls and Procedures.”

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to successfully implement and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

We, as well as many of our potential customers, engage with third party suppliers and service providers for certain important services. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business, including revenues derived from our customers’ trading activity.

We are engaged with a number of suppliers, such as banking, clearing and settlement organizations, on-line service providers, data processors, and software and hardware vendors, for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We also engage with third parties to provide Internet, telecommunication and fiber optic network connectivity to our data centers. Many of our customers rely on third parties, such as independent software vendors, to provide them with front-end systems to access our platform and other back office systems for their trade processing and risk management needs.

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

Our revenues and profits will be substantially dependent on the trading volume in our markets. Our revenues and profits would be adversely affected if we are unable to develop and continually increase our trading volume on either of our trading platforms.

The success of our business depends, in part, on our ability to continually increase our trading volume; further develop and expand our product offerings or execution facilities; and attract new customers. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business.

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

The fair market value of the INX Tokens, represented by their market price, are subject to fluctuations due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors. Accordingly, the financial liability measured at fair market value will also fluctuate.

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

The Company reimburses reasonable expenses of its employees, senior management and directors that are incurred in the performance of their respective duties. Expenses incurred by employees on behalf of the Company are approved by the Company’s senior officers prior to their reimbursement. Expenses that are greater than $10,000 and expenses that are less than $50,000 require approval of different combination of signatories who are officers and members of our Board of Directors who were designated by our Board of Directors for such purpose.

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

The Company is dependent in part on the data center facilities of third parties.

The Company’s infrastructure network may be established in whole or in part through servers which it owns and/or houses at the location facilities of third parties, and/or servers that it rents at data center facilities of third parties. If the Company is unable to secure or renew its data facility leases on commercially reasonable terms or at all, the Company may be required to transfer its servers to a new data center facility, and may incur significant costs and possible service interruption in connection with the relocation. These facilities are also vulnerable to damage or interruption from, among others, natural disasters, arson, terrorist attacks, power losses, and telecommunication failures. Additionally, the third party providers of such facilities may suffer a breach of security as a result of third party action, employee error, malfeasance or otherwise, and a third party may obtain unauthorized access to the data in such servers. The Company and the providers of such facilities may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business may be adversely affected by the impact of coronavirus, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events.

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

The extent to which the coronavirus pandemic, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events, impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to our business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations, including the development of our platforms within our expected timeframes, our workforce, including the health and safety of our employees and our ability to complete recruitment for open positions on our team, and our ability to raise capital. In addition, the coronavirus pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate our platforms. Each of these factors could have an adverse impact on our business, financial condition and results of operation.

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform and may delay or cancel the development, structuring, licensing and/or launch of any Token functionality. Suppliers with which the Company engages for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform and/or the ability to develop, structure, license and/or launch any Token functionality. Any such circumstances may then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have limited operating history and therefore valuation of the INX Token is difficult.

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

The prospect of any holder of INX Tokens to receive any cash distributions from us is uncertain.

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

Further, as of December 31, 2021, cumulative Adjusted Operating Cash Flow was approximately negative $34,374,000. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, you may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

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

As a result, the prospect of any holder of INX Tokens to receive any cash distributions from us is uncertain.

The trading price of our INX Tokens is volatile.

The trading price of our INX Tokens is volatile. The INX Token is not issued by any central bank or national, supra-national or quasi-national organization, nor is it backed by any hard assets or other credit. Consequently, investors may not be able to liquidate their investment at a price that reflects the value of the business.

The volume at which the INX Tokens are traded could affect their volatility.

Although our Board of Directors approved repurchase of INX Tokens by the Company (up to a certain yearly amount) we do not have a token repurchase policy. Accordingly, nothing obligates us to repurchase any specific number of INX Tokens.

Further, the trading price of INX Tokens could be significantly affected by any number of factors including volatility in the broader market for blockchain assets, changes in analyst earnings estimates, fluctuations in our results of operations, shifting investor perceptions, dilution (in both monetary and percentage amounts) from future sales or issuances of INX Tokens by the Company, large purchases or sales by a significant INX Token holder or by the Company, the announcement of new products or the occurrence of any of the events described within this “Risk Factors” section.

Any of these factors could adversely affect the trading price of INX Tokens.

Our decision to reverse or suspend promotional incentives for the use of INX Tokens to pay transaction fees on the INX Securities Trading Platform or for holding INX Tokens could impact the trading price of INX Tokens.

On the INX securities platform, the INX Token may entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. From time to time, the Company or INX Services may offer additional discounts for the use of INX Tokens as payment for INX Services transaction fees such that the aggregate discount exceeds ten percent (10%). In addition, although the INX Tokens may not be used as payment for transaction fees on the INX Digital Trading Platform, we intend from time to time to offer promotional discounts on transaction fees on the INX Digital Trading Platform to record holders of INX Tokens. Such discounts, as well as discounts on the INX Securities Trading Platform in excess of 10%, are promotional incentives that are governed by the terms and conditions for use of the applicable trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount is subject to change at the sole discretion of the INX Securities Trading Platform, with reasonable notice to INX Token holders and participants on the INX Securities Trading Platform.

Decisions to set or change the transaction fees for trades executed on our trading platforms or to change the discount applied to transaction fees on our trading platforms may impact the trading price of INX Tokens or may result in increased volatility in the price of INX Tokens, especially during periods surrounding the announcement to institute or terminate any additional discount. The decision to reverse or suspend any additional discounts could negatively impact the trading price of INX Tokens and, as a result, the trading price of INX Tokens may not accurately reflect the value of the public’s perception and acceptance of other rights and characteristics of the INX Tokens. Registered exchanges may decline to list INX Tokens if this feature violates applicable listing standards or ATSs may decide not to make INX Tokens available for trading.

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

We anticipate that users of the INX Securities Trading Platform will be incentivized to hold INX Tokens to be entitled to transaction fees discounts on the platform or INX Services may offer additional discounts for the use of INX Tokens as payment for INX Services transaction fees such that the aggregate discount exceeds ten percent (10%).

Large swings in the use of INX Tokens as payment for transaction fees or future issuances of INX Tokens equity or convertible debt securities could cause INX Token holders to suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

INX Token holders may not have full or any recourse in the event that the Company enters into insolvency, liquidation, dissolution, reorganization or bankruptcy and the Company may incur debt that ranks equally with, or senior to, the rights of the INX Token holders.

Pursuant to the INX Token Purchase Agreement, if (i) the Company permanently discontinued all the activities of INX Trading Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then the Company shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares. Further, the Company has caused its sole shareholder, TIDCI, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, the Cash Fund will not be held in an escrow or trust account, but rather, will be held in a separate bank account controlled by the Company. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund.

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

Although the INX Token is an equity security, as such term is defined in Section 3(a)(11) of the Exchange Act, the rights that attach to an INX Token are materially different than the rights that are typically associated with equity securities such as common shares. As holders of a non-voting security, INX Token holders have no influence over our corporate governance policies and affairs, and INX Token holders will not be afforded an opportunity to vote on any matters affecting the Company, including the election of directors, related party transactions or significant corporate transactions such as a merger, or sale of the Company or its assets. INX Token holders are not afforded the same protections generally as shareholders of other publicly traded companies. Further, INX Token holders may not benefit from a sale of the Company or its assets in the same way that our shareholders will benefit, if at all. Your only opportunity to affect an investment decision regarding the Company, if at all, may be limited to selling your INX Tokens.

The interests of our shareholders may conflict with the interests of INX Token holders.

Our directors are nominated and elected by a majority of our shareholders and their interests in our business may differ from the interests of INX Token holders. Our directors will have no fiduciary obligations to act in the interests of INX Token holders. Mr. Shy Datika, one of our founders, our President, Chief Executive Officer (“CEO”) and a member of our Board of Directors, controls approximately 20% of the voting power of the share capital of our sole shareholder, TIDCI, and as such, Mr. Datika and the other shareholders of our sole shareholder have significant influence over management and affairs and all other matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

The INX Tokens are not currently registered under the Exchange Act.

The INX Token is an equity security as such term is defined in Section 3(a)(11) of the Exchange Act; however, The INX Tokens are not currently registered under the Exchange Act, however, the Company is currently required to file annual and other periodic reports pursuant to Section 15(d) of the Exchange Act, as required by a foreign private issuer.

The Company intends to register the INX Tokens in accordance with Section 12(g) of the Exchange Act at the same time or immediately after filing this report. However, if the Company does not continue to be subject to, or voluntarily comply with, the periodic reporting and other obligations of the Exchange Act, you may not be able to access regular publicly available reports about us and you will not be entitled to the same type of disclosure in relation to critical corporate events as if we were subject to the Exchange Act.

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

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to bring enforcement actions under the laws of the US or other countries to protect our intellectual property rights, which could have a material adverse effect on our business. Further, we may not be able to secure protection for our service marks or trademarks in the United States or elsewhere as we expand internationally. Our competitors might adopt service marks or trademarks similar to our marks or might try to prevent us from using our marks. Any claim by another party against us or customer confusion related to our trademarks, or our failure to obtain trademark registration, could have a material adverse effect on our business.

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

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting company.

We would lose our foreign private issuer status if more than fifty percent of our outstanding voting securities are directly or indirectly owned of record by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. Since our Parent Shares are listed on the NEO Exchange in Canada and given the level of our intended business contacts with the United States, we may lose our status as a foreign private issuer should more than fifty percent of our voting securities be held of record by residents of the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the experts named in this report, or to assert U.S. securities laws claims or serve process on our officers and directors and these experts.

We were incorporated in Gibraltar, and a significant part of our operations are currently located in the State of Israel. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Gibraltar court, or to affect service of process upon these persons in the United States.

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

Our offices and operations are currently located in the State of Israel and in the United States. In addition, certain of our employees, officers, and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations.

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

A foreign company meeting these conditions is referred to as a CFC.  Effectively, the undistributed passive profits of a CFC are deemed a dividend received by the ‘controlling shareholder’ and thus subject to Israeli tax. The deemed dividend tax rate is 23% for corporations and 30% for individuals (excluding additional 3% surtax if applicable).

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are a Gibraltar private company limited by shares, incorporated on November 27, 2017 under the Gibraltar Companies Act. We were incorporated under the name “INX Holdings Ltd.” On December 17, 2017, we changed our name to our current name, INX Limited.

On February 16, 2021, we were registered as a foreign company in Israel with the Israeli Registrar of Companies.

Subsidiaries

We have the following wholly-owned subsidiaries:

●	INX Digital, Inc., a Delaware corporation (“INX Digital”), which is registered as a money transmitter to operate a trading platform for cryptocurrencies.

●	INX Services, Inc., a Delaware corporation, which currently is a dormant entity.

●	INX Solutions Limited, incorporated in Gibraltar as a private company limited by shares. It is the intent of the Company that INX Solutions Limited shall run its own risk management and provide liquidity to the platforms operated by Company, commencing in the 2nd quarter of 2022.

●	Midgard Technologies Ltd., an Israeli company (“Midgard”). On April 1, 2021, the Company entered into a Share Transfer Agreement (the “Midgard Purchase Agreement”) with Mr. Adam Berlin, the sole shareholder of Midgard, pursuant to which the Company purchased from Mr. Adam Berlin the entire share capital of Midgard and is now the sole shareholder of Midgard. Prior to the Midgard Purchase Agreement, Midgard served as our research and development arm as an external service provider.

●	INX Securities, LLC, (f/k/a Openfinance Securities, LLC), a Pennsylvania limited liability company (“INX Securities”). Pursuant to an asset purchase agreement (the “OFN Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”), we acquired various assets of OFN on May 10, 2021, including the entire share capital of OFN Securities, LLC, a Pennsylvania limited liability company that is registered in the United States as a broker-dealer and as an Alternative Trading System. After closing on the acquisition, we changed OFN Securities, LLC’s name to INX Securities, LLC.

●	I.L.S. Brokers Ltd., a company incorporated under the laws of the State of Israel (“ILSB”). Pursuant to a share purchase agreement entered into on June 9, 2021 with the shareholders of ILSB, the Company acquired all the issued and outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to more than 40 leading banks worldwide. ILSB’s main field of operation is Foreign Exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	INX Digital Assets UK Limited (f/k/a ILSB UK Limited), a company incorporated under the laws of England and Wales (“INX UK”). ILSB UK plans to apply to the Financial Conduct Authority in the United Kingdom for an introducing broker license and to be registered as a financial services company. Pursuant to a share transfer agreement, the Company acquired the entire share capital of INX UK on July 13, 2021.

●	INX Transfer Agent LLC (f/k/a Tokensoft Transfer Agent LLC) (“INX Transfer”), a Delaware limited liability company. INX Transfer is a transfer agent registered with the SEC, acquired by the Company pursuant to a purchase agreement dated December 28, 2021 for nominal consideration.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus. INX EU plans to apply to the Cyprus Securities and Exchange Commission for a Crypto-Asset Services Provider license.

Parent: Security Exchange

On January 10, 2022, Valdy Investments Ltd. (“Valdy”), a Capital Pool Company (CPC) incorporated under the laws of British Columbia, Canada, acquired all of the issued and outstanding securities of the Company (including all outstanding options and warrants) from the holders thereof by way of a securities exchange, in accordance with the terms and conditions of the Amended and Restated Security Exchange Agreement dated November 3, 2021, as amended (the “Security Exchange Agreement”), whereby, at the closing, then current holders of shares and options to purchase shares of the Company were issued an aggregate of 175,000,000 common shares of the combined entity and the Company became a wholly owned subsidiary of Valdy (the “Valdy Transaction”). The shareholders of Valdy received 5,124,740 common shares of the combined entity. Additional securities of the combined entity were issued to consultants of the Company and to principals of Valdy as set forth in the Security Exchange Agreement. Following the closing of the Valdy Transaction, Valdy changed its name to “The INX Digital Company, Inc.” For more information on the Security Exchange Agreement, see “Item 7, Part A – Major Shareholders and Related Party Transactions – Major Shareholders – Changes in Percentage Ownership by Major Shareholders – Security Exchange Agreement.”

Consolidation

Immediately prior to the completion of the Valdy Transaction, on January 10, 2022, Valdy completed a consolidation (the “Consolidation”) of the (pre-Valdy Transaction) issued and outstanding Valdy Shares, on the basis of one (1) post-Consolidation Valdy Share for each 2.7266667 pre-Consolidation Valdy Shares, such that the number of Valdy common shares outstanding immediately prior to the completion of the Valdy Transaction was 3,844,740 on a fully-diluted basis.

Concurrent Financing

In parallel with the Valdy Transaction, on April 1, 2021, the Company completed a private placement of 31,680,000 subscription receipts, at a price of CAD$ 1.25 per receipt (the “Concurrent Financing”). Each receipt entitled its holder to receive a unit (“INX Unit”) comprised of one ordinary share of the Company (“Ordinary Share”) and one half of one warrant to purchase one Ordinary Share (at a price of CAD$ 1.88 per share) (“each, an “INX Financing Warrant”). The Ordinary Shares and warrants issued pursuant to the subscription receipts were exchanged for comparable securities of Valdy on closing of the Valdy Transaction. The Company raised an aggregate amount of CAD$39,600,000 pursuant to the Concurrent Financing. In consideration for their services to the Company, the Company’s financial advisors received cash compensation and options to purchase ordinary shares of Valdy.

Token Offering

As further detailed in this report, the Company is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the INX Token).  On August 20, 2020, the public offering of the INX Token (the “Token Offering”) was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations. On April 22, 2021, the Token Offering was completed.

Under the Token Offering, the Company raised US$84,068,469, pursuant to the sale of 93,409,410 INX Tokens (excluding the sale of INX Tokens described below). Additionally, the Company raised US$7,621,778, pursuant to the sale of 10,386,148 INX Tokens through private placements, which were subject to a 12-month lockup.

Under the Token Offering, INX Tokens were bought by more than 7,200 retail and institutional investors in 75 countries, with more than 61,000 investors expressing interest but unable to invest in the Token Offering, in part due to the U.S. blue sky restrictions.   In June 2021, it came to the attention of the Company that during the course of the Token Offering as it related to Canada, the Company did not take all steps that may be required under Canadian securities laws. As a result, the Company elected to unwind the transactions forthwith by canceling the 1,948,483 INX Tokens that were sold to such purchasers and refunding US$ 1,753,635 representing the full purchase price of the INX Tokens sold.

General

The ordinary shares of the Company (the “INX Shares”) have never been listed for public trading.

INX Limited’s registered office is located at 57/63 Line Wall Road d Gibraltar, GX11 1AA and its telephone number is +350 200 79000. INX Limited has an office located in Israel, where a majority of its senior officers are currently based. INX Limited intends to relocate its principal office to the United States.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website is https://www.inx.co/. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this report.

B. Business Overview.

Background & Current Market

Blockchain Technology and Blockchain Assets

Blockchain technology is a digital record or ledger of transaction data that is permanently recorded in files called “blocks.” Each blockchain is founded upon software source code that establishes and governs its cryptographic system for verifying transactions.

In traditional blockchain networks, copies of the blockchain ledger are stored in a decentralized manner on computers across a peer-to-peer network. Users of the blockchain network maintain a copy of the ledger with all copies of the ledger synchronized through a consensus algorithm. Protocols included in the source code govern the rules, operations, and communications of the underlying blockchain network, including the validation of new blocks that contain an updated ledger reflecting new transactions.

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. Since 2011, more than US$1.7 billion has been publicly reported stolen from cryptocurrency exchanges and investors. For example, in January 2018, about US$500 million worth of blockchain assets were stolen from a major Japanese trading platform.1 Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

Blockchain assets are assets that utilize blockchain ledgers to record their creation, ownership, and transfer of ownership. Blockchain assets have generally been created and used in two broad contexts: within blockchain protocol layers and within application layers. Blockchain assets used at the protocol layer are generally intended to create financial incentives that drive the underlying blockchain network to verify and authorize the creation of a new block to update the ledger of ownership. Network participants may receive a fee, generally paid in the protocol’s native blockchain asset, for validating the authenticity of a new block. A blockchain asset used at the application layer is not designed to incentivize validation of new blocks on the blockchain. However, the ledger of ownership of an application blockchain asset, including the record of transfers of such blockchain assets, is recorded on blocks added to the underlying blockchain. For example, Bitcoin and Ether are protocol blockchain assets used on the Bitcoin and Ethereum blockchains, respectively. The INX Token is an application blockchain asset that is recorded on the Ethereum blockchain.

[1]	https://www.cnbc.com/2018/01/26/japanese-cryptocurrency-exchange-loses-more-than-500-million-to- hackers.html; See also http://blockgeeks.com/guides/cryptocurrency-hacks

Ownership of a blockchain asset is established by recording on the blockchain ledger the owner’s unique identifier address, or “public address,” and the amount of the asset held by such address. When a blockchain asset is transferred, the ledger records the sender’s public address, the recipient’s public address and the amount of digital assets transferred. Authorization of the transfer requires the sender’s digital signature and a transfer fee.

Digital signatures are generated by use of the private key associated with the relevant public address. The public address is publicly known so that it may be used to direct transfers of the blockchain asset. Private keys are used to sign transactions that initiate the transfer of blockchain assets from a sender’s public address to a recipient’s public address. Only the private key associated with a particular public address can digitally sign a transaction proposing a transfer of the blockchain asset from one public address to another. Similar to a digital password, if an unauthorized third person learns of a user’s private key, that third person could forge the user’s digital signature and transfer blockchain assets from the user’s public address to another public address, thereby transferring ownership of the user’s blockchain assets.

Blockchain Asset Classes

Blockchain assets exist as a digital representation of value or rights, including rights to an underlying asset. Some blockchain assets may be viewed as having intrinsic value. In addition, the blockchain asset may be tethered to the value of another asset or may be a representation of contractual rights. Almost any asset can be “tokenized,” meaning that title to the asset, including any rights associated with such title, can be recorded on a blockchain ledger. To this point, blockchain assets may be used to pay for goods and services, may entitle the owner to certain rights, or may represent assets that have traditionally existed off the blockchain.

We have identified and targeted our business operations around two emerging blockchain asset classes: cryptocurrencies and security tokens.

A “cryptocurrency,” also known as a digital currency or virtual currency, is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value. Cryptocurrencies are generally used as a substitute for fiat currencies as a means of paying for goods or services or transferring value. While there remains considerable regulatory uncertainty as to which specific blockchain assets qualify as “cryptocurrencies” and which are “digital securities” (and therefore subject to securities laws), a “cryptocurrency,” as the term is used in this report, is not a “security” as that term is defined under U.S. federal Securities Laws. Bitcoin and Ether are examples of well-known cryptocurrencies.

A “digital security” is a blockchain asset that falls within the definition of a security under federal securities laws. On April 3, 2019, the Strategic Hub for Innovation and Financial Technology (FinHub) of the SEC published informal guidance, titled “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”), which provides analytical tools for determining whether a blockchain asset is a security under federal securities laws. In the Framework, the SEC uses the term “digital asset” to refer to an asset that is issued and transferred using distributed ledger or blockchain technology. In this report, we use the term “blockchain asset” to distinguish between assets that are recorded and stored using blockchain technology and assets that may be stored in digital form, but which do not utilize blockchain technology. In addition, the SEC has not used the term “digital security.” The Framework provides a list of factors to consider when determining whether a digital asset offered for sale is a security. The factors included in the Framework are based on an analysis of whether the blockchain asset is an “investment contract” as that term was first used by the Supreme Court in SEC v. Howey, 328 U.S. 293 (1946), and which has been further clarified through subsequent case law.

The SEC staff has acknowledged that determining whether a blockchain asset is a security can require a careful analysis of the nature of the blockchain asset and how it is offered and sold. Further, the SEC staff acknowledged that a blockchain asset that is initially sold as a security may, at a later point, no longer meet the characteristics of a security. The Framework represents the views of the SEC staff, and it is not a rule, regulation, or statement of the SEC and it is not binding on the SEC.

To determine the character of a blockchain asset and whether it should be traded on the INX Digital Trading Platform or the INX Securities Trading Platform, we have sought the guidance of nationally recognized outside legal counsel. In certain instances, we may seek a declaratory judgment or no action relief from the relevant regulatory agency prior to deciding whether to permit the trading of an asset on one of our platforms.

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. According to CoinMarketCap.com,2 on December 31, 2016, global market capitalization for all blockchain assets was approximately US$17 billion. By December 31, 2017, global market capitalization grew to approximately US$612 billion, then fell sharply through 2018. As of December 31, 2018, blockchain assets had a total market capitalization of approximately US$125 billion. As of December 31, 2019, blockchain assets had a total market capitalization of approximately US$190 billion. As of December 30, 2020, blockchain assets had a total market capitalization of approximately US$760 billion. As of November 8, 2021, blockchain assets had a total market capitalization of approximately US$2.493 trillion.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, according to a report published by Bitwise Asset Management,3 95% of bitcoin trading activity appearing on 81 blockchain asset trading platforms is fake. Bitwise’s report further stated that trading platforms and blockchain asset developers are incentivized to artificially inflate trading volumes so that their platform or asset rises in league tables and gains prominence in the industry. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

Despite the volatility of blockchain market prices, adoption of blockchain technology has continued. For example, in February 2019, JPMorgan launched its own cryptocurrency, JPM Coin, which it initially plans to use for settlement of international payments for large corporate clients, securities transactions and for larger corporations that use JP Morgan’s treasury services. In June 2019, Facebook announced that it would launch a cryptocurrency, the Diem (f/k/a Libra) coin and develop payment and other financial services and products around its Diem network. PayPal, Inc. launched cryptocurrency trading for its U.S. userbase in October 2020 and expanded that offering to its Venmo customers in 2021; Venmo has approximately 67 million U.S. users and PayPal has 300 million users worldwide.4

On the digital securities side, we believe that this nascent market is beginning to blossom. As of August 2021, the total digital securities market capitalization crossed the US$1 billion threshold, up over 20% from the prior month.5 Over 90% of all trading was done on the INX Securities Trading Platform (US$567 million) and INX Securities’ closest competitor, tZero (US$405 million). Trading volumes for digital securities grew by over 27% on a month-over-month basis in August 2021; INX Securities and tZero accounted for approximately 88% of that volume.

[2]	https://coinmarketcap.com/charts.
[3]	https://www.sec.gov/comments/sr-nysearca-2019-01/srnysearca201901-5164833-183434.pdf.
[4]	https://www.forbes.com/advisor/banking/venmo-vs- paypal/#:~:text=About%20Venmo&text=This%20mobile%20payment%20app%20allowsVenmo%20has%2065%20million%20users.
[5]	https://blog.stomarket.com/security-token-market-report-august-2021-283fb57d18b

Blockchain Asset Exchanges

We believe that there is a growing institutional interest in operating regulated blockchain asset exchanges and trading platforms and utilizing blockchain assets in bank financing practices.

According to CoinMarketCap.com,6 over 300 blockchain asset trading platforms provide basic buy and sell services for one or more blockchain assets. On October 14, 2021, over 60 of those trading platforms had average daily trading volumes over US$400 million, approximately 35 of which had daily trading volumes over US$1 billion. Top blockchain asset trading platforms, based on USD daily trading volume, include Binance, Huobi Global, Upbit, OKEx, Coinbase, Mandala Exchange, and Coinsbit.

On November 16, 2018, the SEC’s Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading addressing the SEC’s enforcement actions involving and relating to digital asset securities. The Statement confirmed the applicability of the U.S. federal securities law framework to new and emerging technologies, such as blockchain, and provided a summary of the circumstances under which the SEC has taken enforcement action against participants in the marketplace for digital asset securities, including actions against initial offerings and sales of securities and actors and institutions that develop and facilitate the secondary market for securities.

Finally, the CFTC has stated that virtual currencies, like Bitcoin, may be commodities that are within the purview of the CFTC. However, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving cryptocurrencies that do not utilize margin, leverage, or financing.

According to CoinMarketCap.com,7 as of October 14, 2021, over 30 cryptocurrency derivatives exchanges were operating, with 24-hour trade volumes of over US$160 million. Top derivatives exchanges (by volume) include Binance, OKEx, and FTX.

Because of the uncertainty built into a “facts and circumstances” analysis, as well as general regulatory uncertainty worldwide, companies have begun to structure their blockchain assets as securities and conduct sales of their blockchain assets as securities offerings. As blockchain assets take on the attributes of securities and market makers expand the breadth of blockchain asset trading products into spot, futures and derivative trading instruments, the need and demand for a regulated blockchain asset trading solution continues to grow.

Opportunities in the Current Market

As blockchain assets are sorted into cryptocurrencies and digital securities, the need and demand for regulated trading solutions for each asset class continues to grow.   However, current platforms or exchange markets that permit the trading of blockchain assets have the following shortcomings:

●	Lack of Trading History. Some blockchain asset trading platforms do not or cannot present the entire history of trades to exchange participants in a manner that would be requested by a regulator. This lack of trading history does not allow regulatory agencies to effectively monitor transactions.

●	Lack of Regulatory Compliance. Many blockchain asset trading platforms are not prepared to comply (or are not willing to comply) with regulatory requirements imposed by federal and state securities law. Blockchain asset trading platforms assume less responsibility for what takes place on their platforms as compared to regulated exchanges. For example, blockchain asset trading platforms are generally unable to verify the legitimate origin of funds in a trade and therefore cannot confirm that the trades are not in violation of anti-money laundering laws. In addition, current blockchain asset trading platforms do not provide traditional trading protections, such as liquidity reserves, making professional traders unable or reluctant to conduct trading on these exchanges. The lack of compliant exchanges for the trading of blockchain assets leads to low customer and public confidence in both the exchanges and the blockchain assets traded.

[6]	https://coinmarketcap.com/rankings/exchanges/.
[7]	https://coinmarketcap.com/rankings/exchanges/derivatives/.

●	Lack of Technological Capability. Blockchain asset trading platforms generally do not have the technological capability to handle the large trading volumes or capture trades for multiple simultaneous trading requests without disruption or significant errors. The technology of many blockchain asset trading platforms was not developed to handle the dramatic growth in demand to engage in blockchain trades and the market has witnessed exchange outages, sometimes for many hours, pricing errors, lack of user access to their funds, and other service-related complaints.

●	Lack of Fee Transparency. There is currently no clear market standard for fees for trading blockchain assets. This is particularly true in the retail market, where many trading platforms do not separately state the transaction fee but instead include any fees as part of the price of the blockchain asset. In this way, many unregulated exchanges do not disclose their fees, creating uncertainty regarding the cost of trading.

●	Poor Price Discovery. Blockchain asset trading platforms experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Further, the operator of a blockchain asset trading platform may trade on its own behalf on the trading platform. Doing so provides liquidity to platform participants. However, it also presents potential conflicts of interest, such as front-running customer order flow and engaging in price manipulation. By acting as a trading participant on one’s own platform, trading platforms may artificially inflate or deflate prices, which impairs market pricing discovery.

These weaknesses in current blockchain asset trading platforms reveal a significant opportunity in the blockchain asset industry for market development through operations and services that provide functionality, transparency and trading platforms backed by cash reserves similar to those of regulated trading marketplaces.

INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets

We believe that we have a comprehensive solution to the issues that we have identified.

Since our inception, we have sought to become a regulated digital hub, aiming to offer all digital services, whether with cryptocurrencies, digital securities or derivatives, under a regulated umbrella.

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are qualified to operate as a money transmitter in thirty-eight (38) US states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states by the end of the 2022 calendar year. We started our international expansion with the purchase of an interdealer broker in Israel, seeking to bridge the gap between the mostly retail world and the largest financial institutions. This interdealer broker dealer has relationships with over 50 tier-1 and tier-2 global banks (including: Citibank, HSBC, Goldman Sachs, Morgan Stanley, JP Morgan and others) focusing on OTC trading of FX, interest rate and other derivative products. This broker is an NFA member registered under the CFTC and as an introducing broker and swap firm and holds other licenses in Israel.

We operate two trading platforms: (a) a trading platform for “cryptocurrencies”, i.e., digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), which we developed and operate through our subsidiary, INX Digital, Inc., which was launched and made available to the public on April 29, 2021 (the “INX Digital Trading Platform”); and (b) a trading platform for “digital securities,” i.e., digital assets that constitute securities under applicable securities laws (e.g. the INX Token and tokens of other issuers who chose to issue digital securities), operated through our subsidiary, INX Securities, LLC (the “INX Securities Trading Platform”).

We offer professional traders and retail and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

We also created the INX Token, an ERC 1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain (the “INX Token”), which was offered to the public from August 20,2020 and closed on April 22, 2021. For more information see below “The INX Token” and Item 4, Part A – “Information on the Company - History and Development of the Company – The Token Offering.”

We designed our platforms to provide the following solutions to the problems identified above, which we believe makes the INX Digital Trading Platform, the INX Securities Trading Platform and our related business activities (collectively, the “INX Trading Solutions”) an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. We have developed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period. We intend to continue with the development of additional features and improvements to our pre-trade and post-trade services.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Trading Solutions trading platforms, we apply anti- money laundering (“AML”) and “Know Your Client” (“KYC”) procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●

Regulation and Safeguards. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, are required to complete KYC/AML checks in compliance with applicable laws and regulations. Blockchain assets traded on the INX Digital Trading Platform are transferred to a digital wallet held by one of our custodians.

Blockchain assets traded on the INX Digital Trading Platform are transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on the INX Digital Trading Platform are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer’s respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian’s digital wallet to the customer’s private digital wallet. Digital securities traded on the INX Securities ATS are reflected via bids and offers in the order book visible to approved users on INXS. Each user self-custodies the digital security in their own digital wallet. Trades are executed based on user instructions using API connections to third party custodians and blockchain distributed ledger technology.

We have a cyber security function that ensures that transfers in and out of our respective custodian’s digital wallet will be done after full verification of the person that requested the withdrawal. The procedure includes user credential verification plus a one-time password that is replaced every 30 seconds. The customer gets a dedicated unique cryptographic application that generates unique passwords every 30 seconds while we have a second unique key that enables the verification of the one-time password. The used technology implements the PPK algorithm which is considered to highly strengthen the security of the customer’s account. Alex Weinert, Group Program Manager for Identity Security and Protection at Microsoft said “Based on our studies, your account is more than 99.9% less likely to be compromised if you use MFA (Multi- Factor Authentication).”[8] Our system, after verifying the client’s one-time password, sends a verification email with a short expiration to get additional client verification for the withdrawal request. A withdrawal request will be approved only after a completion of all the above steps. In addition to robust policies and procedures that govern the onboarding of customers to INX Digital Trading Platform, including both AML and KYC screening and controls, fiat withdrawal requests are screened by operations staff to match the account credentials and identifying information to the receiving bank account information provided for the withdrawals (i.e. first-party wires only). Discrepancies in information are investigated by operations staff and escalated to compliance staff for further review, if necessary, in-line with the suspicious activity escalation procedures in the policies referenced above. Similarly, in regard to crypto withdrawal requests, our industry-leading vendor Elliptic analyzes the blockchain and risk scores the recipient wallets (barring a de minimis or market maker transfer), allowing our operations staff to timely screen withdrawal and approve, deny, or escalate to our compliance staff for further review, if necessary.

[8]	https://www.zdnet.com/article/microsoft-using-multi-factor-authentication-blocks-99-9-of-account-hacks/

●

Cash Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating a reserve fund of US$36,023,000 (the “Cash Fund”), out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

●

Our Robust Technology.  We are developing technology to support rapid trading activity. Our platforms are custom-built to support the growing blockchain asset market, and to scale along with the continued growth of the market.

The architecture for the INX Digital matching engine is such that all orders are matched based on a “first in, first out” (“FIFO”) asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on our trading platforms, we offer incentives to attract high volume traders and established strategic partnerships with market makers. The INX Digital Trading Platform enables trading via web portal and application programming interface (“API”) solutions. The INX Securities ATS allows users to place bids and offers in digital securities such as the INX Token. All orders are placed in the order book which are visible to all approved users of the ATS. The ATS only accepts limit orders placed by each user. The system will automatically execute the best bids or offers in the order book. Trades are executed based on user instructions using API connections to third party custodians and blockchain distributed ledger technology. The ATS enables this peer-to-peer trading for approved users that have passed the KYC/AML requirements of INXS.

●	Transaction Fee Transparency. We have established transaction fees as a percentage of the trade price of each trade executed on our platforms. Transaction fees must be paid, (a) with regard to the INX Digital Trading Platform, in the currency or cryptocurrency that is used as payment for the purchase or sale associated with the transaction fee, and (b) with regard to the INX Securities Trading Platform, in US Dollars. The transaction fees of our trading platforms are published and updated from to time on our website available at https://www.inx.co/

In addition, our use of the Ethereum blockchain to create the INX Token include the following benefits, which we believe makes INX Trading Solutions an attractive choice for the trading of blockchain assets:

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

In the future, we intend to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Technology and Product Development

We designed our trading platforms to provide clients with a multi-currency non-biased execution trading solution and to eventually function as broker, execution, and clearing agent. We provide trading of different types of digital blockchain assets, including cryptocurrencies and security tokens, with the optionality for execution of trades in both traditional fiat currencies and digital assets.

Our goal in the development of INX Trading Solutions is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. The INX Trading Solutions will help our customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

The INX Trading Solutions website serves as a single entry point for our customers. On the homepage, customers are able to access the INX Digital portal for the trading of cryptocurrencies, and the INX Securities portal for the trading of digital securities, in each case subject to the satisfaction of applicable regulatory requirements. The INX Digital portal and the INX Securities portal are separate and distinct trading platforms. As we further develop and update our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms do not support cross-asset (i.e., digital securities for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

We developed and operate each of our trading platforms through certain of our subsidiaries and these functions are separated by entity as follows:

●	INX Digital, Inc. is responsible for recording cryptocurrency trades in accordance with state money transmitter regulations; and

●	INX Securities, Inc. is responsible for recording digital security trades in accordance with applicable SEC and FINRA regulations.

We utilize key criteria in the selection of our leadership team and team members. This includes relevant experience in platform development (designing, building, and operating trading platforms), trading, financial markets, digital assets, regulations, legal or compliance skills, foreign exchange, and money transmission. Multiple team members are involved in hiring potential candidates and screening for relevant experience. Multiple interviews and reference checks are conducted for each role, and where appropriate, background checks and/or police report screening is mandatory. Licensed individuals are registered with relevant regulatory authorities. Potential team members are also evaluated based on their experience operating within regulated businesses, especially of a financial nature.

The trading platforms to be operated by each entity will support “straight through processing” of orders received from customers. As such, orders and resulting trades will be recorded on internal databases and will be reflected in customer accounts without any intervention. Both INX Digital Inc. and INX Securities, Inc. employ staff to monitor trading activity and support customers. Each entity also employs supervising managers to oversee the trading and settlement process.

Our proprietary order management software, which will be utilized by both INX Digital, Inc. and INX Services, Inc. has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

INX Digital Trading Platform

We developed the INX Digital trading platform, and tested its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amounts of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data.

Customers of the INX Digital Trading Platform will be entitled to discounts on trading fees charged by the Company, providing that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

We have prepared the required applications and supporting materials to register INX Digital as a money transmitter in multiple US states and territories. We have registered INX Digital with FinCEN as a federal money service business.  In addition, as of April 19, 2022, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Maine, Maryland, Minnesota, Mississippi, Nebraska, New Hampshire, New Mexico, North Carolina, North Dakota, Puerto Rico, Oklahoma, Oregon, South Carolina, South Dakota, Vermont, and Washington , and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, and Wisconsin. INX Digital is now eligible to operate as proposed in those jurisdictions.  We have submitted complete applications in 8-10 additional US states and territories and anticipate that INX Digital will be able to obtain money transmitter licenses or otherwise qualify to operate in these jurisdictions during 2022.

The INX Digital Trading Platform incorporates a secure trading/matching engine, which has high frequency transaction capabilities and supports a range of standard order types. We also developed an API interface for broker-dealers, traders and market makers.

The architecture for the INX Digital Trading Platform allows all orders to be matched based on a FIFO logic. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution.

We have designed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Custody of Client Assets on the INX Digital Trading Platform

INX Digital receives custodian services for cryptocurrencies held on behalf of the clients of our INX Digital Trading Platform from BitGo Trust, which is organized and chartered in South Dakota, as the custodian. BitGo Trust describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. We believe that BitGo Trust, together with its affiliate BitGo Inc., is a leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both “hot” and “cold” storage with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo Trust is independent of the Company.

BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INX Digital, Inc. plans to use both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In our arrangement, INX will hold two of the keys and BitGo Inc. will hold the other key. Two keys will be created whenever we establish a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations). The third key is used by BitGo Inc. to cosign transactions; this key is created by BitGo’s servers and is known only to BitGo Inc. to mitigate the risk of an unauthorized transfer of assets. Company policy will require that the Company and BitGo Inc. must act together to transfer assets. INX Digital, Inc. will maintain an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers.

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INX Digital, Inc. will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for our customers. To initiate a transfer from cold storage to a Company hot wallet, we will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact us, to conduct an out-of-band video verification to confirm the transfer is legitimate and that a Company authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate Company hot wallet. This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We will use cold storage to store the majority of the cryptocurrency assets held by us, because cold storage provides greater asset protection through policies and physical security.

Company assets that are held by BitGo Trust in cold storage, where the private keys are held 100% by BitGo, are insured for USD$100 million by a Lloyd’s of London syndicate of insurers. The insurance covers losses in the event of third- party hacks, copying or theft of private keys, insider theft of dishonest acts by BitGo employees or executives, or from the loss of keys. BitGo has not historically experienced any security breaches of their cold storage wallets.

BitGo Trust’s custodial services are provided pursuant to a custodial services agreement dated August 21, 2020, as amended on January 8, 2021 and March 1, 2021 (collectively, the “Custodial Services Agreement”) between INX Digital and BitGo Trust. For its custodial services, BitGo Trust will receive an onboarding fee and will receive a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo Trust also receives various transaction-based fees. The Custodial Services Agreement is for an initial term of one year, and will be automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60-days prior to the expiration of the then-current term. The Company may also terminate the Custodial Services Agreement (i) during the initial term, within 30 days following written notice a breach of a material term of the Custodial Services Agreement without cure of such breach within the 30 days; or (ii) after the initial term, for any reason upon 30 days’ prior written notice.

 The foregoing description of the Custodial Services Agreement summarizes the material terms of the Custodial Services Agreement, but is not a complete description. For more details about the Custodial Services Agreement, you should reference to the full text of the Custodial Services Agreement, which is attached as Exhibit 10.25 hereto, and is incorporated herein by reference.

In addition to the Custodial Services Agreement, on August 17, 2020 the parties thereto entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo Trust’s services to the Company and the access granted to the Company by BitGo Trust to BitGo Trust’s proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo System by the Company, disclaimers by BitGo Trust and limitations to its responsibly and liability in connection with the BitGo System, undertakings by the Company to indemnify BitGo under certain circumstances, and the right of BitGo Trust to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. The Company’s access and use of the BitGo Trust’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Trust. BitGo Trust and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to the Company pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

INX Securities Trading Platform

On January 12, 2021, we entered into the OFN Asset Purchase Agreement with OFN. Pursuant to the OFN Asset Purchase Agreement, on May 10, 2021, we acquired various assets of OFN, including the entire share capital of OFN Securities, LLC (n/k/a INX Securities, LLC), a Pennsylvania limited liability company, that is registered in the United States as a broker-dealer, FINRA member, and that operates and is recognized as an Alternative Trading System by the SEC. With the closing of the acquisition, we now count INX Securities’ broker-dealer/ATS -including its digital security listings and client base - among our wholly owned subsidiaries.

INX Securities was developed as a platform for investors that trade (buy and sell) securities and would like to enrich their portfolios with a new type of securities, also known as “digital securities.”

The INX Securities Trading Platform opens access to a new stream of market liquidity that comes from the alternative asset markets. The INX Securities Trading Platform manages to complete transactions without the need to custody the clients’ tokens nor funds and still provides full confidence to the seller and the buyer that the trade will be completed based on their orders.

We are continuing the maintenance and development of the INX Securities Trading Platform in order to create additional exciting ways of trading digital securities. We listed the INX Token on the INX Securities Trading Platform in July 2021. We intend that holders of INX Tokens will be entitled to, at a minimum, a 10% discount on the payment of transaction fees or INX Services may offer additional discounts for the use of INX Tokens as payment for INX Services transaction fees such that the aggregate discount exceeds ten percent (10%).

The INX Token

We developed the INX Token, an ERC 1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, which was offered to the public from August 20, 2020 to April 22, 2021. For more information regarding the initial offering of the INX Tokens with the SEC, see “Item 4, Part A – Information on the Company - History and Development of the Company – The Token Offering.”

On July 2021, we listed the INX Token on the INX Securities Trading Platform. We developed our token smart contract based on the “ERC-1404: Simple Restricted Token Standard.” ERC-1404 is designed for security tokens, tokenized securities and other tokens that carry complex compliance requirements. ERC-1404 is a token standard developed with corporate governance, banking, and securities laws in mind. It is fully open source, which is paramount to ensuring its security, quality and interoperability. ERC-1404 carries all of the same benefits of an ERC-20 token, it is simple, easy to deploy and interoperable with the entire Ethereum universe, with a few key improvements that allow issuers to enforce regulatory transfer restrictions and maintain compliance with KYC/AML rules as well as the ability to recover tokens in case of wallet loss. The INX Token/smart contract passed an external audit test by Quantstamp.

We engaged Quantstamp, a blockchain security firm, a leader in blockchain security, having performed over 200 audits and secured over US$100 billion in value9, to perform an audit of the INX Token smart contract code, which was completed on December 12, 2019(the “INX Contract Audit”). Quantstamp’s team has decades of combined experience in formal verification, static analysis, and software verification. Through their services, Quantstamp has assisted blockchain projects globally with its white glove security auditing services, and has secured billions of dollars in transaction value for blockchain applications.10 Quantstamp is also dedicated to research and development in the form of collaborations with leading academic institutions such as National University of Singapore and MIT (Massachusetts Institute of Technology). Quantstamp has experience with auditing various blockchain platforms including Ethereum, Binance Chain, Hyperledger, EOS, and Corda, and languages including Solidity and Vyper.

The INX Contract Audit is intended to evaluate security-related issues, code quality, adherence to specification and best practices and it includes a manual review of code and a comparison to specifications of the code. Quantstamp reviewed the INX Token smart contract for vulnerabilities related to transaction-ordering dependence, timestamp dependence, mishandled exceptions and call stack limits, reentrancy and cross-function vulnerabilities, logical oversights, access control, code clones, functionality duplication, gas usage and arbitrary token minting. The INX Contract Audit is not an endorsement of the reliability or effectiveness of the INX Token smart contract, but rather it is limited to an assessment of its logic and implementation.

During the INX Contract Audit, Quantstamp identified two specific risks: (i) the ability of a hacker to delay the release of INX Tokens by other holders as a means to get a trading advantage, and (ii) the risk to users if the Company’s private keys are compromised. Quantstamp advised that the Company take caution in using particular functions when transaction ordering. Quantstamp also advised that the Company disclose the risk associated with theft or loss of its private keys having the ability to revoke INX Tokens from a third-party account or time-lock INX Tokens of such account. The Company has acknowledged each of these risks and has taken security precautions with regards to each.

The INX Tokens are accessible only from secure Ethereum wallets and have a recovery mechanism that allows the Company under certain circumstances to protect the INX Token holder even in the case of loss of wallet credentials.

Prospective investors who were duly identified through KYC/AML procedures were able to purchase the INX Token under the INX Token Purchase Agreement, which all initial purchasers of INX Tokens in the offering of the INX Token with the SEC are a party to, and which sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder.

[9]	https://quantstamp.com/about.
[10]	Ibid.

Holders of INX Tokens will be entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX Digital Trading Platform and INX Securities ATS. Customers of the INX Digital Trading Platform and users of the INX Securities ATS will be entitled to discounts on trading fees charged by the Company, provided that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens. INX Tokens may not be used as payment for transaction fees on the INX Digital Trading Platform. The Company does not currently accept INX Tokens as payment for its services. In addition, holders of INX Tokens will be entitled to receive an annual pro rata distribution of 40% of the Company’s cumulative net cash flow from operating activities (since the Company’s inception (September 1, 2017)), excluding any cash proceeds from an initial sale by the Company of an INX Token (“Adjusted Operating Cash Flow”). INX’s profit share model makes these INX Token holders beneficiaries of the growth and success of INX’s operations. This in turn increases the value of the INX Token and its acceptance as a method of payment on the INX Securities Trading Platform.

The distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2021, cumulative Adjusted Operating Cash Flow was negative US$34,374,000. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of the Company’s cumulative Adjusted Operating Cash Flow is not self- executing and requires the approval of the Company’s financial statements and calculation of such distributions in good faith by the Company’s Board of Directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of the Company. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in Ether which will be transferred to the INX Token holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the Token Offering).

Holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. Pursuant to the terms of the INX Token Purchase Agreement, ownership of the INX Tokens and all rights under the INX Token Purchase Agreement are contingent upon holders of INX Tokens satisfying the Company’s KYC/AML procedures, including any requirements to periodically or otherwise update information provided to the Company. Transfer of INX Tokens would include similar rights and obligations toward the new holder of the INX Tokens.

●	Rights of INX Token Holders Upon a Failure or a Change of Control. Each INX Token held by parties other than the Company shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur:

○	The Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, (a milestone which has, as of the date hereof, been achieved); or

○	(a) a sale of all or substantially all of the assets of the Company; (b) any person or entity becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (c) the closing of a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company.

●	Rights of INX Token Holders Upon an Insolvency Event. If (i) the Company permanently discontinues all the activities of INX Trading Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then INX shall be deemed to be in breach of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim.

The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares. On closing of the transactions contemplated by the Security Exchange Agreement, TIDCI entered an agreement with the Company (the “Waiver and Subordination Undertaking”), pursuant to which TIDCI will (a) irrevocably subordinate its rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate its rights, in the event of an Insolvency Event, to any cash held in the Cash Fund.

The Cash Fund will not be held in an escrow or trust account, but rather, will be held in a separate bank account controlled by the Company. The Cash Fund can be used only for very specific designated purposes, under certain pre-identified circumstances, such as for covering losses of the Company and its clients that result from cybersecurity breaches or theft, errors in the execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses, or for the purpose of payment to holders of INX Tokens (other than to the Company itself) in the event of a change of control in the Company. In addition, payment of funds held in the Cash Fund is subject to the approval of the Board of Directors of the Company which always consists of a majority of independent board members. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens, as well as holders of other preferential claims under relevant insolvency laws, may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund. INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion (as such term is defined in the Token Offering) of the Distributable Amount (as such term is defined in the Token Offering) of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token holder will receive any funds following an Insolvency Event (as such term is defined in the Token Offering).

Future Development

We plan to further develop our products and business, and in particular, to conduct the following development activities:

●	Develop full solution to support onboarding and trading of institutions - front and back office.

●	Mobile platform – simplified version for new users as well as advanced version.

●	Embed risk profiling and compliance solutions into the trading platform automated processes.

●	Enhance risk trading management tools.

●	Execute the full vision of one regulated hub for digital assets – all under the same platform and share common processes (such as: registration, onboarding, trading, support).

●	Create the infrastructure to develop and launch new digital assets and/or integration with third party providers for specific solutions (for example: Fireblocks). We intend to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require both the development of technological solutions as well as applicable regulatory approvals, and accordingly, there is no assurance that such a trading platform will ever be developed.

Our Growth Strategies

We believe that as INX Trading Solutions completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. We plan to promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. Upon completion of development phases, we plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business.

●

The INX Token. Use of the INX Token is intended to create a “virtuous cycle,” where users will get benefits to buy INX Tokens. For example, INX Tokens holders may be entitled to  a minimum of 10% discount on the trading fees on the INX Securities Trading Platform. This, in turn, may increase the value of the INX Token as the number of users on the INX Securities Trading Platform grows. In addition, holders of INX Tokens will be entitled to a distribution based on our net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. The Company has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

●	Single integrated solution. We believe that developing INX Trading Solutions with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. We intend to bolster our competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services. In the future, the Company intends to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Competition

We face intense competition in the blockchain asset trading market on a global level. As of April, 2022, top blockchain asset trading platforms, based on USD daily trading volume, include Binance, Huobi Global, Coinbase Exchange, Bitfinex, Kraken, FTX, Bitstamp, KuCoin and Gate.io11

An ever-growing number of previously unregulated trading platforms have announced intentions to operate as a regulated broker-dealers, or as otherwise regulated entities either under the federal securities laws, U.S. state or local laws or, as applicable, the laws of other jurisdictions (outside the U.S.) such as the EU. The market for trading blockchain assets has generated considerable interest and is continually evolving with new entrants to the market. In addition, established financial institutions have expressed interest in operating regulated blockchain asset exchanges or trading platforms and utilizing blockchain assets in bank financing practices.

For example, in January 2019, t0.com, Inc. announced that its security token trading platform was operational and began trading tZERO token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans to SEC approval to operate trading platforms for trading blockchain assets that are securities, and on April 14, 2021, Coinbase listed its shares on the Nasdaq stock exchange.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Regulation of our Trading Solution

We have prepared the required applications and supporting materials to register INX Digital as a money transmitter in multiple US states and territories. We have registered INX Digital with FinCEN as a federal money service business.  In addition, as of April 19, 2022, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Maine, Maryland, Minnesota, Mississippi, Nebraska, New Hampshire, New Mexico, North Carolina, North Dakota, Puerto Rico, Oklahoma, Oregon, South Carolina, South Dakota, Vermont, and Washington , and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, and Wisconsin. INX Digital is now eligible to operate as proposed in those jurisdictions.  We have submitted complete applications in 8-10 additional US states and territories and anticipate that INX Digital will be able to obtain money transmitter licenses or otherwise qualify to operate in these jurisdictions during 2022.

INX Securities was accredited by FINRA as a registered broker-dealer and by the SEC as a recognized alternative trading system based on the licenses of Openfinance.

In the future, we intend to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

[11]	https://coinmarketcap.com/rankings/exchanges/.

Regulation of Our Trading Platforms and Our Subsidiaries

The financial services industry is subject to extensive regulation under both federal and state laws. Regulators that oversee our business activities are charged with ensuring the integrity of the financial markets and the protection of customers and other third parties who engage in the financial markets. Registration as a money transmitter, broker-dealer, and alternative trading system subject our subsidiaries to laws and regulations covering all aspects of financial services, including sales methods, trade practices, use and safekeeping of clients’ funds and other assets, minimum capital requirements, record keeping, financing of securities purchases and conduct of directors, officers and employees.

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

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

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

The SEC has taken various actions against persons or entities misusing blockchain assets, including virtual currencies, in connection with fraudulent schemes, inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction.” The SEC clarified that the registration requirements “apply to those who offer and sell securities in the United States, regardless whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless whether those securities are …distributed in certificated form or through distributed ledger technology…” On December 4, 2017 and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. Also on December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled “Cryptocurrencies and Initial Coin Offerings.” The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and the more recent SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws. In early 2018, media reports indicated that the SEC has subpoenaed around 80 cryptocurrency firms as part of a targeted probe. On March 7, 2018, the Divisions of Enforcement and Trading and Markets issued a public statement stating that many digital assets are likely to be securities under the federal securities laws and urged investors to use platforms for trading such assets that are registered with the SEC, such as a national securities exchange, ATS, or broker-dealer. Since March 2018, the SEC has continued to bring enforcement actions and make public statements which further supports its view that blockchain assets should be treated as securities in almost all cases.

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

On April 3, 2019, the Strategic Hub for Innovation and Financial Technology (FinHub) of the SEC published informal guidance, titled “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the Framework), which provides analytical tools for determining whether a blockchain asset is a security under the U.S. federal securities laws. In the Framework, the SEC uses the term “digital asset” to refer to an asset that is issued and transferred using distributed ledger or blockchain technology. In this report, we use the term “blockchain asset” to distinguish between assets that are recorded and stored using blockchain technology and assets that may be stored in digital form but which do not utilize blockchain technology. In addition, the SEC has not used the term “security token.” The Framework provides a list of factors to consider when determining whether a digital asset offered for sale is a security. The factors included in the Framework are based on an analysis of whether the blockchain asset is an “investment contract” as that term was first used by the Supreme Court in SEC v. Howey, 328 U.S. 293 (1946), and which has been further clarified through subsequent case law.

The CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. For this reason, we do not anticipate that we will be required to register with the CFTC in order to continue to operate the INX Digital and INX Securities trading platforms.

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

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. To date, the Japanese Financial Services Agency (FSA) has granted licenses to 15 different cryptocurrencies or tokens trading platforms. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws.

Other jurisdictions are still researching the subject. In September 2017, the Swiss Financial Market Supervisory Authority (“FINMA”) issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. On February 16, 2018, FINMA publicly announced ICO guidelines. In December 2018, the Swiss Federal Council adopted a report on the legal framework for blockchain and distributed ledger technology in the financial sector. In March 2019, the Federal Council initiated consultation with regard to specific amendments to federal law for the purpose of adapting federal law to developments in distributed ledger technology.

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

(4) blockchain assets that embody a right to a product or service and are purchased for consumption and use only shall not typically be considered securities; and

(5) a public offering of a cryptographic currency falling within the definition of a security is subject to the requirement to publish a prospectus.

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

To date, we have treated, and we anticipate continuing to treat, the INX Tokens as securities under the laws of all foreign jurisdictions.

C. Organizational Structure.

Parent

TIDCI was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on August 22, 2018, as evidenced by a Certificate of Incorporation issued pursuant to the provisions of the BCBCA under the name “Valdy Investments Ltd.”

On May 27, 2019, Valdy completed its initial public offering of common shares as a CPC, pursuant to which it issued 2,500,000 common shares (“Valdy Shares”) at a price of CAD$0.10 per Valdy Share for gross proceeds of CAD$250,000. The Valdy Shares were listed on the TSXV on May 29, 2019, under the symbol “VLDY.P” until November 16, 2021, when they were voluntarily delisted from the TSXV.

On January 10, 2022, Valdy completed the Consolidation, following which, an aggregate of 3,844,740 Valdy Post- Consolidation Shares were issued and outstanding.

On January 10, 2022, the Valdy Transaction was completed, pursuant to which Valdy acquired all of the issued and outstanding securities of the Company (including all outstanding options and warrants) from the INX Securityholders by way of a securities exchange, in accordance with the terms and conditions of the Security Exchange Agreement dated November 3, 2021, whereby its name was changed from “Valdy Investments Ltd.” to “The INX Digital Company, Inc.” For more information on the Security Exchange Agreement, see “Item 7, Part A – Major Shareholders and Related Party Transactions – Major Shareholders – Changes in Percentage Ownership by Major Shareholders - Security Exchange Agreement.”

TIDCI has obtained a final approval from the NEO Exchange to list the Valdy Shares on the NEO Exchange under the symbol “INXD” upon fulfilling all listing requirements of the NEO Exchange and as of January 24, 2022 the shares of TIDCI are traded on the NEO Exchange under such symbol.

Subsidiaries

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage
INX Digital, Inc.	United States (Delaware)	100%
INX Services, Inc.	United States (Delaware)	100%
INX Solutions Limited	Gibraltar	100%
Midgard Technologies Ltd.	Israel	100%
INX Securities, LLC	United States (Pennsylvania)	100%
I.L.S. Brokers Ltd.	Israel	100%
INX Digital Assets UK Limited	UK	100%
INX Transfer Agent LLC	United States (Delaware)	100%
INX EU Ltd.	Cyprus	100%

The contractual relationship between the Company and the following Company Subsidiaries: INX Digital, INX Services, INX Securities and Midgard, and between ILSB and INX UK are administered by a series of intercompany agreements that include services agreements, license agreements, loan agreements and expense sharing agreements.

For more information on our subsidiaries, see “Item 4, Part A – “Information on the Company - History and Development of the Company.”

D. Property, Plant and Equipment.

The Company currently does not own or hold any tangible fixed assets, including real property, plant or equipment, whether by leasehold or otherwise.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this report. This discussion and other parts of this report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Overview

We developed the INX Trading Solutions, a regulated solution for trading blockchain assets, that includes a cryptocurrency trading platform operated by INX Digital, for which we are qualified to operate as a money transmitter 38 US states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states by the end of 2022 calendar year.

Results of Operations and Known Trends or Future Events

We were incorporated on November 27, 2017 and since our date of inception our operations have consisted solely of planning and development of the INX Token and INX trading platforms.

On August 20, 2020, the SEC declared as effective our registration statement on Form F-1 filed in connection with our initial public offering. We terminated the offering on April 22, 2021. Under the offering, we raised in gross proceeds an aggregate of approximately $84 million in consideration for INX Tokens.

Results of Operations for the year ended December 31, 2021

Revenues

The Company generated $2,544,000 in revenue for the year ended December 31, 2021, consisting of $2,278,000 in revenue from ILSB and $266,000 from transaction and of trading fees on INX Trading Solutions.

Total Operating Expenses

Operating expenses for the year ended December 31, 2021 were $56,022,000 and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $4,402,000, include the cost of development of our trading platform and primarily comprised of costs of our research and development personnel and other development-related expenses. Sales and marketing expenses amounted to $6,993,000 primarily comprised of costs of personnel and other marketing costs incurred in connection with our initial public offering. General and administrative expenses, which amounted to $44,627,000, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

Loss

Our loss for the year ended December 31, 2021 was approximately $215,235,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2021 was approximately negative $21,955,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2021 was approximately negative $34,374,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2021:

Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419,000)

Less: Net cash used in operating activities in the year ended December 31, 2021	(21,955,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2020 that formed the basis of distribution paid to INX Token holders on April 30, 2021 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2021	81,340,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2021	(81,340,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(34,374,000)

Results of Operations for the year ended December 31, 2020

Total Operating Expenses

Operating expenses for the year ended December 31, 2020 were $11,790,000, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $1,581,000, include the cost of development of our trading platform and primarily comprised of costs of our research and development personnel and other development-related expenses. Sales and marketing expenses amounted to $2,153,000, primarily comprised of costs of personnel and other marketing costs incurred in connection with our initial public offering. General and administrative expenses, which amounted to $8,056,000, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

Loss

Our loss for the year ended December 31, 2020 was approximately $24,331,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for year ended December 31, 2020 was approximately negative $6,055,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2020 was approximately negative $12,419,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2020:

Cumulative Adjusted Operating Cash Flow as of December 31, 2019	(6,364,000)

Less: Net cash used in operating activities in the year ended December 31, 2020	(6,055,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2019 that formed the basis of distribution paid to INX Token holders on April 30, 2020 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2020	10,403,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2020	(10,403,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419,000)

Comparison of year ended December 31, 2021 and the year ended December 31, 2020

The following table presents an overview of our results of operations for year ended December 31, 2021 and 2020:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31, 2021	Year ended December 31, 2020

Revenues (primarily from brokerage fees)	2,544	-

Operating expenses:

Research and development	4,402	1,581
Sales and marketing	6,993	2,153
General and administrative	44,627	8,056

Loss from operations	53,478	11,790

Fair value adjustment of INX Token liability	161,173	12,518

Finance expense	427	23

Loss before taxes	215,078	24,331

Tax on income	157	-

Net loss	215,235	24,331

Other comprehensive loss:
Adjustments arising from translating financial statements from functional currency to presentation currency	188	-

Total comprehensive loss	188	-

Loss per share, basic and diluted	14.30	2.00

Weighted average number of shares outstanding, basic and diluted	15,048,576	12,152,006

Research and Development Expenses

We incurred $4,402,000 in research and development expenses for the year ended December 31, 2021, compared to $1,581,000 for the year ended December 31, 2020. Research and Development expenses increased by $2,821,000 for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily driven by increases of $852,000 and $479,000 in share-based and token-based compensation expense, respectively, and an increase of $1,490,000 in personnel cost and other cost and services related to the development of our trading platform.

Sales and Marketing Expenses

We incurred $6,993,000 in sales and marketing expenses for the year ended December 31, 2021, compared to $2,153,000 for the year ended December 31, 2020. Sales and marketing expenses increased by $4,840,000 for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily driven by increases of $1,923,000 and $335,000 in share-based and token-based compensation expense, respectively, an increase of $1,747,000 in personnel costs and an increase of $835,000 in other marketing costs in connection with our initial public offering.

General and Administrative expenses

We incurred $44,627,000 in general and administrative expenses for the year ended December 31, 2021, compared to $8,056,000 for the year ended December 31, 2020, an increase of $36,571,000, primarily driven by increases of $7,554,000 and $14,936,000 in share-based and token-based compensation expense, respectively, an increase of $4,349,000 in personnel costs, an increase of $4,918,000 in legal and offering services, an increase of $1,934,000 in compliance and registration fees and an increase of $2,960,000 in other operation costs.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2021 includes a financial liability for INX Token holders, in the amount of $282,642,000 compared to $24,106,000 as of December 31, 2020. At December 31, 2021, we measured the INX Token at fair value based on the closing market price of the INX Token as of December 31, 2021. At December 31, 2020, we measured the INX Token at fair value based on the closing marketing price and offering price, respectively (see further details in Note 4 in the financial statements).

As of December 31, 2021 and December 31, 2020 the Company has commitments to grant 5,640,861 and 5,906,083, respectively INX Tokens to directors, employees and service providers. The related liability in the amount of $9,814,000 and $4,249,000, respectively is presented at fair value based on Black-Scholes pricing model. (see further details in Note 7 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the year ended December 31, 2021, was $215,235,000 compared to net loss of $24,331,000, for year ended December 31, 2020, an increase of $190,904,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2021, was negative $21,955,000, compared to an Adjusted Operating Cash Flow of negative $6,055,000 for the year ended December 31, 2020, an increase in negative cash-flows from operations of $15,900,000 that resulted from an increase in our loss from operations between the compared periods and decrease in fair value of our digital assets.

Comparison of year ended December 31, 2020 and the year ended December 31, 2019

The following table presents an overview of our results of operations for year ended December 31, 2020 and 2019:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31, 2020	Year ended December 31, 2019

Operating expenses:
Research and development	1,581	468
Sales and marketing	2,153	108
General and administrative	8,056	2,416

Loss from operations	11,790	2,992

Fair value adjustment of INX Token liability	12,518	762
Finance expense	23	(65)

Loss and total comprehensive loss	24,331	3,689

Loss per share, basic and diluted	2.00	0.32

Weighted average number of shares outstanding, basic and diluted	12,152,006	11,395,273

Research and Development Expenses

We incurred $1,581,000 in research and development expenses for the year ended December 31, 2020, compared to $468,000 for the year ended December 31, 2019. Research and Development expenses increased by $1,113,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $255,000 and $333,000 in share-based and token-based compensation expense, respectively, an increase of $447,000 in personnel cost and an increase of $78,000 in other cost and services related to the development of our trading platform.

Sales and Marketing Expenses

We incurred $2,153,000 in sales and marketing expenses for the year ended December 31, 2020, compared to $108,000 for the year ended December 31, 2019. Sales and marketing expenses increased by $2,045,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $106,000 and $423,000 in share-based and token-based compensation expense, respectively, an increase of $261,000 in personnel costs and share-based and token-based compensation expense, respectively, an increase of $1,255,000 in other marketing costs in connection with our initial public offering.

General and Administrative expenses

We incurred $8,056,000 in general and administrative expenses for the year ended December 31, 2020, compared to $2,416,000 for the year ended December 31, 2019, an increase of $5,640,000, primarily driven by increases of $48,000 and $3,284,000 in share-based and token-based compensation expense, respectively, an increase of $845,000 in personnel costs, an increase of $1,253,000 in legal services and an increase of $210,000 in other operation costs.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2020 includes a financial liability for INX Token holders, in the amount of $24,106,000. At December 31, 2020, we measured the INX Token fair value based on the offering price (see further details in Note 6 in the financial statements).

As of December 31, 2020, the Company has commitments to grant 5,906,083 INX Tokens to directors, employees and service providers, some of which are exercisable six months following the date the Offering is declared effective by the SEC, or subject to vesting schedule. The related liability in the amount of $4,249,000 is presented at fair value based on Black-Scholes pricing model. (see further details in Note 7 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the year ended December 31, 2020, was $24,331,000, compared to net loss of $3,689,000 for year ended December 31, 2019, an increase of $20,642,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2020, was negative $6,055,000, compared to an Adjusted Operating Cash Flow of negative $2,514,000 for the year ended December 31 year ended December 31, 2019, an increase in negative cash-flows from operations of $3,541,000 that resulted from an increase in our loss from operations between the compared periods and decrease in fair value of our digital assets.

Certain INX tokens holders are subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens for periods of 6 to 24 months. For the purpose of determining the fair value of the INX token liability, the company considered the restriction which apply on such token holders by discounting the offering price with a discount rate reflecting the lack of marketability during the lock-up period. The level in the fair value hierarchy with respect for such token holder, is level 2.

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

B. Liquidity and Capital Resources.

To date, we have generated cash from ILSB and small amounts from trading fees and listing fees. We have financed our operations through equity investments made by our shareholders and the Token Offering in the US and the Valdy Transaction in Canada.

Our future expenditures and capital requirements will depend on numerous factors, including: acquiring clients for both platforms to trade and brining issuers to issue tokens and lit them on the security token platform

We believe that we have sufficient capital to finance our operations for at least 24 months

C. Research and Development

For information concerning our research and development policies and a description of the amount spent during each of the last four fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D. Trend Information

See “Item 4, Item 5.A” and “Item 5.B.”

E. Off-Balance Sheet Arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) (ii) of Regulation S-K.

F. Tabular Disclosure of Contractual Obligations

The following summarizes our significant contractual obligations as of December 31, 2021 (U.S. Dollars in thousands):

		Payments due by period
	More than 1 year	Less than 1 year	Total
Accounts Payable		2,564	2,258
Accrued bonuses		606	606
INX Token Liability		282,642	282,642
INX Token warrant liability		9,814	9,814
Lease liability	821	319	1,140
Contingent consideration liability		400	706
Funds due to customer		4,270	4,270

Total	821	300,615	301,436

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Our business strategy and activity and on-going day-to-day management is carried out through our officers, who are engaged through management, services, consulting or similar agreements.

The following table sets forth certain information relating to our executive officers, including their ages as of the date of this report. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA.

Name	Age	Position
Shy Datika	52	Director, President & CEO
Itai Avneri	48	Chief Operating Officer
Maia Naor	38	Chief Product Officer
Jonathan Azeroual	35	Chief Blockchain Officer
Alan Silbert	49	Director; Secretary; Chief Executive Officer of North America
Douglas Borthwick	52	Chief Business Officer
Paz Diamant	53	Chief Technology Officer
James Crossley	74	Director of Business Development
Gadi Levin	49	Chief Financial Officer
Vlad Uchenik	52	Chief Compliance Officer and Chief Executive Officer of INX Securities

Mr. Shy Datika is one of our founders and is our President, CEO and a member of the board of directors. Mr. Datika has more than 25 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 20 years, Mr. Datika has been extensively involved in financial technology (“fin-tech”) as an investor, director or manager of several companies, including as CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, anyoption, Ouroboros Ltd (CySec licenced CIF) and as an independent (external) director and the Chairman of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial market. Mr. Datika serves as a director on the board of numerous private companies.

 Mr. Itai Avneri is our Chief Operating Officer and brings over 20 years of executive management experience into this role. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of anyoption, and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has served on the advisory boards of various enterprises including Reality Races, Layer11, Groupiez and BeexOS. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Ms. Maia Naor is our Chief Product Officer and has been with the Company since its founding. Ms. Naor has ten years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Jonathan Azeroual is our Chief Blockchain Officer and has been with the Company since its founding. Mr. Azeroual has over 9 years of broad financial experience working for banks, hedge funds, brokerage firms in various analytical, operational or executive positions in Paris’, New York’s, and London’s financial markets. He is the co-founder and, from July 2015 until December 2017, served as Chief Executive Officer of Bsave Ltd., a UK company which operates a Bitcoin savings platform. He also currently works for Redwood Digital Fund as a member of their Trading & Investment Services team. He currently serves on the board of directors of Redwood Digital Offshore Fund I, Ltd. From June 2016 to February 2017, he was a member of the Trading & Investment Services group at Hadas Capital. Between October 2014 and October 2015 he was an algorithmic trader for Colley Cooper Capital. Prior to that, starting in 2012 until October 2014, he served as an institutional sales trader for Sunrise Brokers. He graduated with honors and holds a postgraduate degree in Financial and Statistical Engineering from Paris-Dauphine University and holds ESCP Europe Advanced Master in Finance.

Mr. Alan Silbert is a director of the Company, Secretary and our Chief Executive Officer of North America. He joined the Company in March 2018 as Executive Managing Director. Mr. Silbert is responsible for Company operations in North America, and his responsibilities include facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading regulatory and licensing processes. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Life Science Finance/Venture Debt teams. Prior to that, he was Vice President - Life Science Finance at GE Capital and Vice President at Merrill Lynch Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

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

Mr. Paz Diamant is our Chief Technology Officer. Mr. Diamant has more than 25 years of experience in the banking and financial technology industry. From November 2013 to January 2020, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

Mr. James Crossley is our Director of Business Development. Since January 2018 James acted as a Director of the Company until his resignation on December 14, 2021. From October 2015 to December 2018, James was a Director of the Flo Live group, a provider of global cloud-based Internet-of-Things ecosystems. From March 2016 to May 2017, he acted as Director and CFO of Flocash Limited, a technology based international money transfer gateway. From February 2013 to December 2016, he worked with Extech, Ascarii and Intalec, marketing ERP Solutions including SAP Business One Cloud and Infor. Prior to February 2013, he had been Director of Corporate Development for Titan GS Europe, a global SAP Partner, having previously sold his own successful SAP Partnership to Titan in February 2009. Before moving into technology, James spent 25 years at C Level in the advertising industry including CFO, CEO and Group CFO roles for regional and global ad agencies.

Mr. Gadi Levin is our Chief Financial Officer. Mr. Levin has over 25 years of experience working with public US, Canadian and multi-jurisdictional public companies. He serves as a director and chief financial officer for a number of publicly listed companies in North America. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa, Pretoria. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Mr. Vlad Uchenik is Chief Compliance Officer and Chief Executive Officer of INX Securities. Mr. Uchenik has over 24 years of experience in the financial services industry. Vlad is currently CEO and CCO for INX Securities, LLC (formerly Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks), and has been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ’40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

Board Composition; Powers, Duties and Responsibilities

The following table sets forth certain information relating to our directors, including their ages as of the date of this report. Unless otherwise stated, the address for our directors is at the Company’s registered office currently located at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA. See “Item 6.C Board Practices – Election of Directors; Independent Board Members.” regarding the independence standards that we apply to our directors.

Name	Age	Position	Director Since*
David Weild	65	Independent Director	April 2018
Alan Silbert	49	Director, Chief Executive Officer of North America	March 2018
Nicholas Thadaney	53	Independent Director	July 2018
Thomas Lewis	69	Independent Director	October 2018
Shy Datika	52	Director, President & CEO	December 2021
Hilary Kramer	58	Independent Director	January 2022
Demetra Kalogerou	53	Independent Director	February 2022

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with a specified defined period of term.

Mr. David Weild is an independent director of the Company. Mr. Weild is founder, chairman and CEO of Weild & Co., Inc., parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman of NASDAQ, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University. Mr. Weild is currently on the boards of BioSig Technologies, Inc. and PAVmed Inc. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity Tuesday’s Children. He became chairman emeritus in October 2016 and still serves on the board. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, and small company expertise to the Company gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, OECD and the G-20 on how market structure can be better to improve capital formation and economic growth.

Mr. Nicholas (Nick) Thadaney is an independent director of the Company. He most recently founded Partners Capital Corp. in 2019, a firm focused on advising, co-investing and partnering with entrepreneurs and their management teams to accelerate the growth of their businesses through innovative capital and strategic solutions. Mr. Thadaney was previously President and Chief Executive Officer, Global Equity Capital Markets, and a member of the senior management team of TMX Group until February 2018. In his roles with TMX Group, Mr. Thadaney was responsible for all equity listing and trading activity across the company’s equities markets and alternative trading systems, including heading the Toronto Stock Exchange, TSX Venture Exchange, Alpha, TMX Select, and TSX Private Markets.  He also oversaw TSX Trust - TMX Group’s transfer agency and corporate trust services provider. Prior to joining TMX Group in 2015, Mr. Thadaney was Chief Executive Officer of ITG Canada Corp. (now Virtu Financial) since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG’s Global Executive Committee. He joined ITG Canada as Director of Sales and Trading in 2000. Before his tenure at ITG, Mr. Thadaney was Vice-President, Business Development (Equities) at C.T. Securities Inc.(Canada Trust), which was later acquired by T.D. Securities Inc.(TD Bank) in 1999. Mr. Thadaney has been a board & committee member of a number of prominent businesses, industry associations, and registered charities, including: Bermuda Stock Exchange; CanDeal; Investment Industry Regulatory Organization of Canada (IIROC); Investment Industry Association of Canada; JA (Junior Achievement) Canada; Mount Sinai Hospital Asset Management Industry Hold’em for Life Charity (Co-Chair); Toronto Financial Services Alliance (now Toronto Finance International); Young Presidents Organization (Ontario Chapter); and the World Federation of Exchanges SME Advisory Board. Mr. Thadaney also currently serves as a senior advisor to a number of firms and a director on the boards of Coinsquare Inc., DVX Capital Markets, Tetra Trust Company and Agrinam Acquisition Corporation.

Mr. Thomas K. Lewis, Jr. is an independent director of the Company. Mr. Lewis was the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis retired from Noble 4 Advisors in January 2020. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis has served on the advisory board of Xpansiv Limited, a global marketplace for ESG commodities, including carbon, RECs, digital fuels, and water rights, since 2021. Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science, and served for twelve years as a member of the Board of Trustees of the University of New Haven. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

Ms. Hilary Kramer is a director of the Company. Ms. Hilary Kramer is a former analyst and investment banker at Morgan Stanley and Lehman Brothers, founded and ran a long-short hedge fund and has been chief investment officer overseeing more than $5 billion of debt and equity portfolios. Ms. Kramer served as the co-head and board member of a $1.0 billion private equity fund jointly owned by Hicks, Muse that developed and invested in new programming content as well as serving on the advisory board of numerous companies including international TV Satellite Company--DirecTV. Ms. Kramer has served as a director to four publicly-traded companies and consults into family offices and institutions, such as Montgomery Asset Management, Freddie Mac, and families on the Forbes list of global billionaires ranging from Latin America to the Middle East. Ms. Kramer authors the futurist and investment newsletter GameChangers published by Eagle Financial Publications and has a nationally syndicated investment radio show, Kramer’s Millionaire Maker, on the Salem Network in 140 markets. She is the author of Ahead of the Curve (Simon & Schuster 2007) and The Little Book of Big Profits from Small Stocks (Wiley 2012). Her latest book, Game Changing Investing (Regnery 2020) is on the best- selling lists at “The Wall Street Journal”, “USA TODAY” and on Amazon.com. Ms. Kramer was a founding member of the Wall Street Journal Women in Business. Ms. Kramer holds an MBA from the Wharton School of the University of Pennsylvania and a BA with honors from Wellesley College.

Ms. Demetra Kalogerou is a director of the Company. Mrs. Demetra also currently serves as an observer board member of TIDCI. Mrs. Demetra Kalogerou (BSc, MSc, MPhil) from September 2011 to September 2021 was the Chairwoman of the Cyprus Securities and Exchange Commission (CYSEC), the independent public supervisory Authority responsible for the supervision of the Capital Markets, the investment services market, all the transactions in transferable securities and other financial instruments carried in and out of the Republic of Cyprus and the collective investment and asset management sector. It also supervises firms offering administrative services as well as Crypto Exchanges only in terms of AML issues and financial terrorism. From 2011 to 2021, she participated in the board of supervisors of the European Securities and Markets Authority (ESMA). Also, from November 2012 until February 2021, she was a member of the Cyprus Public Audit Oversight Board, which has been established for the oversight of auditors and audit firms. Furthermore, from November 2019 until June 2021 Mrs. Kalogerou chaired the ad-hoc tripartite committee and she was also a member of the four-party committee concerning the investigation of  the naturalization of all persons done through the CIP. Additionally from September 2013 until June 2014, Mrs. Kalogerou has been a member of the Resolution Authority, with the Minister of Finance and the Governor of Central Bank of Cyprus, which supervised the implementation of the resolution of financial institutions in Cyprus.

On May 23, 2021, Mr. Rafael Rafaeli resigned as members of the Company’s board of directors. On May 26, 2021, Mr. Haim Ashar resigned as members of the Company’s board of directors On December 14, 2021, Mr. James Crossley resigned as a member of the Company’s board of directors.

Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation.

Our senior management and our directors received $31,831,000, $3,935,000, and $1,062,000 in compensation for years ended December 31, 2021, 2020, and 2019, respectively.

For additional information, see “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

Equity Compensation Plan Information

On February 22, 2021, the Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan” or the “Plan”) and, on March 18, 2021, the Company’s shareholders approved the Plan. The Plan provided for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates.

Concurrently with the completion of the Valdy Transaction, all outstanding INX Options were exchanged for Valdy Consideration Options, which are governed by the Omnibus Equity Incentive Compensation Plan of TIDCI (the “TIDCI Equity Incentive Plan”).

Commencing as of the completion of the Valdy Transaction, following which, all our outstanding share capital is held by TIDCI, we do not intend to grant to employees, directors and consultants engaged by the Company or any of its affiliates any share awards pursuant to the Plan. Commencing as of such date, share award compensation are granted to employees, directors and consultants engaged by the Company or any of its affiliates pursuant to the TIDCI Equity Incentive Plan. The Plan is used solely for grant of Token awards as described below.

Grant of Token Awards under the Plan:

Token Plan Awards. On March 31, 2022, our Board of Directors and the Board of Directors of our Parent (acting as our general meeting) approved certain changes to our Plan (including to the Plans’ US and Israeli Appendices) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens (collectively, “Token Awards”) pursuant to the provisions of the Plan. The Plan provides for the grant of Token Awards to employees, directors and consultants who are Gibraltar citizens and others who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of Token Awards to such non-Gibraltar grantees.

Authorized Tokens for Grant under the Plan. Subject to certain capitalization adjustments, the aggregate number of INX Tokens that may be issued pursuant to Token Awards under the Plan may not exceed 17,373,438 INX Tokens.  Tokens subject to Token Awards granted under the Plan that expire, become un-exercisable or are canceled, forfeited to or repurchased by the Company due to the failure to vest, or otherwise terminated without having been exercised or settled in full, in accordance with the Plan, shall revert to and again become available for issuance under the Plan (unless the Plan has terminated). This includes INX Tokens that are reacquired pursuant to any forfeiture provision, right of repurchase or redemption or INX Tokens that are used to satisfy the exercise or purchase price for the award or any tax withholding obligations related to an award.

Plan Administration. The Company’s board of directors administers and interprets the provisions of the Plan. Under the Plan, the Company’s board of directors has the authority to, among other things, determine award grantees, the numbers and types of Token Awards to be granted, the applicable fair market value and the provisions of each Token Award, including the period of their exercisability and the vesting schedule applicable to a Token Award, construe and interpret the Plan and awards granted thereunder, prescribe, amend and rescind rules and regulations for the administration of the Plan, and accelerate the vesting of awards.

Options for INX Tokens. Options to purchase INX Tokens are granted under option agreements adopted by the Company’s board of directors. The Company’s board of directors determines the exercise price for Tokens, within the terms and conditions of the Plan. Options granted under the Plan vest at the rate specified in the option agreements and option rules as determined by the Company’s board of directors.

The Company’s board of directors determines the term of options for Tokens granted under the Plan, up to a maximum of 15 years, or 10 years for its US grantees. If a grantee’s service relationship with the Company or any of its affiliates ceases for any reason other than disability or death or Cause (as such term is defined below), the grantee may generally exercise any vested awards for a period of up to 90 days following the cessation of service, or such other period of time set forth in the option agreement. If a grantee’s service relationship with the Company or any of its affiliates ceases by reason of death or disability (as determined by the Company’s board of directors in its absolute discretion), the award shall remain exercisable for a period of one year following such termination (but only to the extent exercisable at termination of engagement or appointment, as the case may be, and not beyond the scheduled expiration date). If a grantee’s service relationship with the Company or any of its affiliates ceases by reason of retirement, pursuant to applicable law with the approval of the Company’s board of directors, the award shall remain exercisable for a period of one hundred and eighty (180) days following such termination (but only to the extent exercisable at termination of engagement or appointment, as the case may be, and not beyond the scheduled expiration date). If a grantee’s service relationship with the Company or any of its affiliates ceases for Cause, as shall be determined by the Company’s board of directors, all awards held by or on behalf of such grantee shall immediately expire upon the earlier of such termination or notice of termination. In no event may an option be exercised beyond the expiration of its term.

For purposes of the Plan, the term “Cause” means any of (i) a material breach by the grantee of the grantee’s obligations under any agreement with the Company or any related company; (ii) the commission by the grantee of an act of fraud or embezzlement against the Company or any related company or the willful taking of action injurious to the business or prospects of the Company or any related company; (iii) the conviction of the grantee of a felony; and (iv) the grantee’s involvement in an act or omission which constitutes breach of trust between the grantee and the Company or any related company.

The exercise price for INX Tokens issued under the Plan is generally payable in cash or cash equivalents or other forms of consideration determined by the Company’s board of directors, including but not limited to a cashless exercise.

Unless the Company’s board of directors provides otherwise, options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution.

Restricted Tokens. Restricted Tokens may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by the Company’s board of directors. The Company’s board of directors determines the terms and conditions of restricted Tokens, including vesting and forfeiture terms. If a participant’s service relationship with the Company ends for any reason, the Company may receive any or all of the INX Tokens held by the participant that have not vested as of the date the participant terminates service with the Company through a forfeiture condition or a repurchase right.

Significant Event. In the event of (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation, other than a transaction in which the holders of INX Shares (on an as converted basis) immediately prior thereto have the same, or substantially similar, proportionate ownership of shares (on an as converted basis) of the surviving corporation immediately after the transaction and a transaction in which the holders of INX Shares (on an as converted basis) immediately prior thereto own a majority of the voting power of the surviving corporation; or (b) any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or all or substantially all of the outstanding and issued shares of the Company; each outstanding award will be treated as the Company’s board of directors determines, unless in each case the applicable award agreement provides otherwise. The Board may, but shall not be obligated to, determine that a certain portion of the outstanding awards held by or for the benefit of any grantee and which have not yet vested shall be accelerated and become immediately vested and exercisable.  The Board is not obligated to treat all awards similarly.

Plan Amendment or Termination. The Company’s board of directors may at any time amend, alter, suspend or terminate the Plan. Certain amendments, alterations, or the suspension or discontinuance of the Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of the Company’s shareholder. Unless sooner terminated, the Plan terminates in February 2036.

Grant of TIDCI Share Awards under the TIDCI Equity Incentive Plan:

Commencing as of the completion of the Valdy Transaction, certain employees, directors and consultants engaged by the Company or any of its affiliates are being compensated by grant of share awards of TIDCI pursuant to the TIDCI Equity Incentive Plan.

The TIDCI Equity Incentive Plan provides for the grant of shares of TIDCI, options to purchase shares of TIDCI, restricted shares of TIDCI and restricted share units of TIDCI and it includes US and Israeli appendices that further specify the terms and conditions of grants of share awards to US and Israeli grantees.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of TIDCI shares that may be issued pursuant to share awards under the TIDCI Equity Incentive Plan may not exceed 25,352,832 shares. Should any award for any reason expire or be canceled prior to its exercise or relinquishment in full, the share underlying to such award may again, according to the TIDCI Board’s sole and absolute discretion, be subject to an award under the TIDCI Equity Incentive Plan, provided, however, that shares that have actually been issued under the TIDCI Equity Incentive Plan shall not be returned to the TIDCI Equity Incentive Plan and shall not become available for future distribution under the TIDCI Equity Incentive Plan. The aggregate number of shares to be delivered upon the exercise of all awards granted under the TIDCI Equity Incentive Plan shall not exceed the maximum number of shares permitted under the rule of any stock exchange on which shares are then listed or other regulatory body having jurisdiction.

Plan Administration. The TIDCI Board of administers and interprets the provisions of the TIDCI Equity Incentive Plan. Under the TIDCI Equity Incentive Plan, the TIDCI Board’s has the authority to, among other things, determine award grantees, the numbers and types of share awards to be granted, applicable market value and the provisions of each share award, including the period of their exercisability and the vesting schedule applicable to a share award, construe and interpret the TIDCI Equity Incentive Plan and awards granted thereunder, prescribe, amend and rescind rules and regulations for the administration of the TIDCI Equity Incentive Plan, and accelerate the vesting of awards.

Share Options. Options to purchase TIDCI shares are granted under option agreements adopted by the TIDCI’s Board. TIDCI’s Board determines the exercise price for share options, within the terms and conditions of the TIDCI Equity Incentive Plan. Options granted under the TIDCI Equity Incentive Plan vest at the rate specified in the share option agreements and option rules as determined by the TIDCI Board.

The TIDCI’s Board determines the term of share options granted under the TIDCI Equity Incentive Plan, up to a maximum of 10 years. If a grantee’s service relationship with TIDCI or any of its affiliates ceases for any reason other than disability or death or Cause (as such term is defined below), the grantee may generally exercise any vested awards for a period of up to 90 days following the cessation of service, or such other period of time set forth in the option agreement. If a grantee’s service relationship with TIDCI or any of its affiliates ceases by reason of death or disability (as determined by the TIDCI’s Board in its absolute discretion), the award shall remain exercisable for a period of one year following such termination (but only to the extent exercisable at termination of engagement or appointment, as the case may be, and not beyond the scheduled expiration date). If a grantee’s service relationship with the TIDCI or any of its affiliates ceases by reason of retirement, pursuant to applicable law with the approval of the TIDCI’s Board, the award shall remain exercisable for a period of one hundred and eighty (180) days following such termination (but only to the extent exercisable at termination of engagement or appointment, as the case may be, and not beyond the scheduled expiration date). If a grantee’s service relationship with the Company or any of its affiliates ceases for Cause, as shall be determined by TIDCI’s Board, all awards held by or on behalf of such grantee shall immediately expire upon the earlier of such termination or notice of termination. In no event may an option be exercised beyond the expiration of its term.

For purposes of the TIDCI Equity Incentive Plan, the term “Cause” means any of (i) a material breach by the grantee of the grantee’s obligations under any agreement with the TIDCI or any subsidiary; (ii) the commission by the grantee of an act of fraud or embezzlement against TIDCI or any subsidiary or the willful taking of action injurious to the business or prospects of TIDCI or any subsidiary; (iii) the conviction of the grantee of a felony; and (iv) the grantee’s involvement in an act or omission which constitutes breach of trust between the grantee and the TIDCI or any subsidiary.

The exercise price for shares issued under the TIDCI Equity Incentive Plan are generally payable in cash or cash equivalents or other forms of consideration determined by TIDCI’s Board, including but not limited to a cashless exercise.

Unless TIDCI’s Board provides otherwise, options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution.

TIDCI’s Board may award options to purchase shares of the TIDCI to any eligible grantee. Each option granted under the TIDCI Equity Incentive Plan shall be evidenced by a written agreement between TIDCI and the grantee, in such form as TIDCI’s Board shall from time to time approve. The options shall be subject to all applicable terms of the TIDCI Equity Incentive Plan. The provisions of the various option agreements entered into under the TIDCI Equity Incentive Plan need not be identical.

Limitations on Grants.

The TIDCI Equity Incentive Plan provides that-

o	Awards granted to any one individual in any 12-month period cannot exceed more than 5% of the issued TIDCI shares, unless TIDCI has obtained disinterested shareholder approval.

o	Awards granted to any one consultant, in aggregate, in any 12-month period cannot exceed more than 2% of the issued TIDCI shares.

o	Stock options granted to all persons, in aggregate, conducting investor relations activities in any 12-month period cannot exceed more than 2% of the issued TIDCI shares.

Restricted Shares. Restricted shares may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by TIDCI’s Board. TIDCI’s Board determines the terms and conditions of restricted shares, including vesting and forfeiture terms. If a participant’s service relationship with TIDCI ends for any reason, TIDCI may receive any or all of the shares held by the participant that have not vested as of the date the participant terminates service with TIDCI through a forfeiture condition or a repurchase right.

Restricted Share Units. Restricted share units may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by TIDCI’s Board. TIDCI’s Board determines the terms and conditions of restricted share units, including vesting and forfeiture terms. If a participant’s service relationship with TIDCI ends for any reason, TIDCI may receive any or all of the shares held by the participant that have not vested as of the date the participant terminates service with TIDCI through a forfeiture condition or a repurchase right.

Changes to Capital Structure. In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other change in TIDCI’s corporate structure affecting its shares, TIDCI Board may make any adjustments it deems appropriate, including in the aggregate number and class of shares available under the TIDCI Equity Incentive Plan, and TIDCI Board’s determination in this regard shall be conclusive.

Significant Event. In the event of the consummation of a Significant Event (as defined below) or the adoption of any plan or proposal for the liquidation or dissolution of TIDCI, then, notwithstanding any contrary vesting periods in any agreement or in the TIDCI Equity Incentive Plan, and unless in each case the applicable agreement provides otherwise, TIDCI Board may, but shall not be obligated to, determine that a certain portion of the outstanding awards held by or for the benefit of any grantee and which have not yet vested shall be accelerated and become immediately vested and exercisable.

For purposes of the TIDCI Equity Incentive Plan, the term “Significant Event” means each of the following: (a) a takeover bid (as defined in the Act), which is successful in acquiring shares, (b) a change of control of the TIDCI Board resulting from the election by the members of TIDCI of less than a majority of the persons nominated for election by management of TIDCI, (c) any consolidation, plan of arrangement or amalgamation of TIDCI, other than a transaction in which the holders of shares immediately prior thereto have the same, or substantially similar, proportionate ownership of shares of the surviving or resulting entity immediately after the transaction and a transaction in which the holders of shares immediately prior thereto own a majority of the voting power of the surviving or resulting entity; (c) any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or all or substantially all of the outstanding and issued Shares of TIDCI; or (d) the dissolution of TIDCI business or the liquidation of its assets.

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

Our Articles of Association also provide that, upon the effectiveness of the registration statement submitted as part of the Token Offering, the Company shall maintain a Board consisting of a majority of independent directors, as defined by the NASAA Statements of Policy and the UK Corporate Governance Code. We currently have seven (7) directors, five of whom are independent as such term is defined by the North American Securities Administrators Association (NASAA) Statement of Policy Regarding Corporate Securities Definitions and the UK Corporate Governance Code. There is no definition under Gibraltar law to the term “Independent Director.”

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

Our Board has established two committees: (1) an audit committee, and (2) a compensation committee. The members of the audit committee and the members of the compensation committee were appointed by the Board.

Audit Committee

Our Board has adopted terms of reference for an audit committee, as customary for public companies, and established the committee upon the closing of the Token Offering. The audit committee is currently and will be comprised of three members of the Board. The audit committee has primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on. It will receive and review reports from our management and auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Company. The audit committee will meet not less than once in each financial year and at such other times as circumstances require.

Our Board of Directors has adopted an audit committee charter, which sets forth the responsibilities of the audit committee consistent with SEC rules and regulations governing audit committee members, including the following:

●	considering and making recommendations to our Board on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board prior to the approval of the financial statements by our Board;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board in accordance with Gibraltar law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our Board if so required, and overseeing our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations.

Although not required under Gibraltar law, the members of our audit committee will each be independent in accordance with the independence standard that is applied to non-investment company issuers under Rule 10A-3 of the Exchange Act. All members of our audit committee will be financially literate.

Remuneration (Compensation) Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a compensation committee and SEC rules and regulations, and established the committee upon the closing of the Token Offering. The compensation committee is currently comprised of three members of the Board. The members of our compensation committee will each be independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The compensation committee will review the performance of management and make recommendations to our Board on matters relating to their remuneration and terms of employment.

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

Duty to Disclose Personal Interests

As set out above, under Gibraltar law directors of the company have various common law and fiduciary duties to the company. These duties are not codified in the Companies Act but are wide ranging and include a duty to not to allow their interests to conflict with those of the company. They are therefore required to promptly disclose any direct or indirect personal interest that they may have and all related material information known to them relating to any existing or proposed transaction by the company.

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

D. Employees.

Each of the individuals who provide services to us does so through a management, services, consulting or similar agreement.

Company(1)	Location	Management		Financing	Development	Administration and Other Positions	Total

INX Limited (Gib.)	Gib, Cyprus Israel	4	(2)	1	-	13	18

INX Services, Inc. (US)	United States	-		-	-	-	-

INX Digital, Inc. (US)	United States	3		-	-	10	13

Midgard Technologies Ltd. (Israel)	Israel	1		4	33	3	41
I.L.S. Brokers Ltd. (Israel)	Israel	2		1	1	12	16
INX Securities, LLC	United States	1		-	-	-	1
INX Digital Assets UK Limited	UK	-		-	-	-	-
INX EU Ltd.	Cyprus	-		-	-	-	-

Total		11		6	34	38	89

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	These employees/service providers are located in Israel.

(3)	Employees/service providers of INX Digital also provide services to INX Services and INX Securities.

E. Share Ownership.

As of March 31, 2022, 47,635,875 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of March 31, 2022, none of the outstanding ordinary shares are held of record by U.S. Persons.

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

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
The INX Digital Company Inc.*	47,635,875	100%

Senior Management and Directors(1)
Shy Datika	-	-
Gadi Levin	-	-
Itai Avneri	-	-
Maia Naor	-	-
Jonathan Azeroual	-	-
James Crossley	-	-
Alan Silbert	-	-
Douglas Borthwick	-	-
Paz Diamant	-	-
David Weild	-	-
Nicholas Thadaney	-	-
Thomas Lewis	-	-
Hilary Kramer	-	-
Demetra Kalogerou	-	-
Vlad Uchenik	-	-
All of the senior management and directors as a group (15 persons)	-	-

*	Some of the Senior Management and Directors of the Company hold common shares of TIDCI and options to purchase common shares of TIDCI.

(1)	The address of Senior Management and Directors is INX Limited’s registered office at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA.

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of March 31, 2022 by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned**
5% Shareholders
THE INX Digital Company Inc.	-	-

Senior Management and Directors
Shy Datika(1)	9,435,939	7.135%
Gadi Levin(2)	100,000	*
Itai Avneri(3)	460,000	*
Maia Naor(4)	1,062,499	*
Jonathan Azeroual(5)	875,000	*
James Crossley	265,000	*
Alan Silbert(6)	800,000	*
Douglas Borthwick(7)	913,750	*
Paz Diamant(8)	302,500	*
David Weild(9)	396,667	*
Nicholas Thadaney(10)	396,667	*
Thomas Lewis(11)	396,667	*
Hilary Kramer(12)	10,500	*
Demetra Kalogerou(13)	7,000	*
Vlad Uchenik(14)	150,000	*
All of the senior management and directors as a group (15 persons)	15,572,189	11.77%

*	Less than 1%

**	Out of the 132,257,882 issued and outstanding INX Tokens, as of March 31, 2022.

(1)	Mr. Datika, one of our founders and directors and our CEO and President, holds 9,435,939 INX Tokens through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(2)	Mr. Gadi Levin, our Chief Financial Officer, holds an option to purchase 100,000 INX Tokens at a price of US$0.9 per INX Token, all which have vested or will vest within 60 days of March 31, 2022.

(3)	Mr. Avneri, our Chief Operating Officer, holds an option to purchase 360,000 INX Tokens at a price of $0.09 per Token and additional 100,000 at a price of $1.740 per Token, of which options to purchase 120,000 INX Tokens have vested or will vest within 60 days of March 31, 2022.

(4)	Ms. Maia Naor, our Chief Product Officer, holds 937,499 INX Tokens, and an option to purchase 75,000 INX Tokens at a price of US$0.9 per INX Token, and additional 50,000 INX Tokens at a price of US$1.520 per INX Token, none of which have vested or will vest within 60 days of March 31, 2022.

(5)	Mr. Jonathan Azeroual, our Chief Blockchain Officer, holds 750,000 INX Tokens, and has an option to purchase 75,000 INX Tokens at a price of US$0.9 per INX Token, and additional 50,000 INX Tokens at a price of US$1.520 per INX Token, none of which have vested or will vest within 60 days of March 31, 2022.

(6)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds 700,000 INX Tokens, and an option to purchase 100,000 INX Tokens at a price of $1.520 per Token, none of which have vested or will vest within 60 days of March 31, 2022.

(7)	Mr. Borthwick, our Chief Business Officer, holds 813,750 INX Tokens, and an option to purchase 100,000 Tokens at an exercise price is $1.520 per INX Token, none of which have vested or will vest within 60 days of March 31, 2022.

(8)	Mr. Diamant, our Chief Technology Officer, holds options to purchase 250,000 INX Tokens, at the price of $0.08 per Token and additional 52,500 at an exercise price is $1.520 per INX Token, of which options to purchase 50,000 INX Tokens have vested or will vest within 60 days of March 31, 2022.

(9)	Mr. Weild, our director, (i) holds an option to purchase 3,500 INX Tokens at an exercise price of $0.9, per Token (ii) receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month; and (iii) has an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(10)	Mr. Thadaney, our director, (i) holds 361,667 INX Tokens, (ii) receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month; and (iii) has an option to purchase 3,500 INX Tokens at the price of $0.9 per Token.

(11)	Mr. Lewis, our director, (i) holds 365,167 INX Tokens, and (ii) receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month.

(12)	Ms. Hilary Kramer, our director, is entitled to receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month.

(13)	Ms. Demetra Kalogerou, our director, is entitled to receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month.

(14)	Mr. Vlad Uchenik, Chief Compliance Officer and Chief Executive Officer of INX Securities, holds an option to purchase 75,000 INX Tokens at an exercise price of $0.9, per Token, and additional 75,000 INX Tokens at an exercise price of $1.740, per Token, none of which have vested or will vest within 60 days of March 31, 2022.

Share Ownership and Award Plan

See “Item 6, B. Compensation - Equity Compensation Plan Information” for a description of the Company’s Share Ownership and Award Plan.

On March 31, 2022, our Board of Directors and the Board of Directors of our Parent (acting as our general meeting) approved certain changes to our Plan (including to the Plans’ US and Israeli Appendixes) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens pursuant to the provisions of the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of March 31, 2022. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

Security Exchange Agreement

On March 31, 2021, the Company, Valdy, certain Company securityholders, PI Financial Corp. and Eight Capital Inc. entered into the Security Exchange Agreement, for the consummation of a securities exchange.

Pursuant to the terms of the Security Exchange Agreement, on January 10, 2022, Valdy acquired all the issued and outstanding securities of the Company from the Company Securityholders by way of a securities exchange, as follows:

(a)	Valdy acquired an aggregate of 15,955,875 INX Shares (excluding the INX Shares issued pursuant to the Concurrent Financing (the “INX Financing Shares”)) from the holders thereof, and issued to such holders consideration of an aggregate of 167,331,410 post-Consolidation Valdy Shares, being the product of the number of INX Shares acquired by the ratio of 10.4871348 Valdy Shares for each INX Share (the “Exchange Ratio”);

(b)	Valdy acquired an aggregate of 31,680,000 INX Financing Shares from the holders thereof and issued to such holders consideration of an aggregate of 31,680,000 post-Consolidation Valdy Shares;

(c)	the holders of INX Options surrendered for cancellation each INX Option held by them, and for each INX Option so surrendered, Valdy issued to such holder options to acquire post-Consolidation Valdy Shares (the “Valdy Consideration Options”) having terms equivalent to the surrendered INX Option with respect to exercise price, vesting conditions, and expiry date, but adjusted such that: (i) the number of post- Consolidation Valdy Shares issuable pursuant to the Valdy Consideration Option shall be the product of the number of INX Shares issuable pursuant to the INX Option and the Exchange Ratio; and (ii) the exercise price for each post-Consolidation Valdy Share issuable upon conversion of the Valdy Consideration Option shall be equal to the exercise price of the INX Option divided by the Exchange Ratio;

(d)	the holders of common share purchase warrants which entitle the holder thereof to acquire one INX Share (the “INX Legacy Warrants”) surrendered for cancellation each INX Legacy Warrant held by them, and for each INX Legacy Warrant so surrendered, Valdy issued to such holder warrants to purchase post-Consolidation Valdy Shares (the “Valdy Consideration Warrants”) having terms equivalent to the surrendered INX Legacy Warrant with respect to exercise price, the number of post-Consolidation Valdy Shares issuable pursuant thereto, and expiry date, but adjusted such that: (i) the number of post-Consolidation Valdy Shares issuable pursuant to the Valdy Consideration Warrant shall be the product of the number of INX Shares issuable pursuant to the INX Legacy Warrant and the Exchange Ratio; and (ii) the exercise price for each post-Consolidation Valdy Share issuable upon conversion of the Valdy Consideration Warrant shall be equal to the exercise price of the INX Legacy Warrant divided by the Exchange Ratio; and

(e)	each warrant to purchase INX Shares issued pursuant to the Concurrent Financing (“INX Financing Warrant”), in accordance with its terms, became exercisable to purchase an equivalent number of post-Consolidation Valdy Shares at the same exercise price as the INX Shares to which such warrant was previously exercisable for, and such INX Financing Warrant otherwise continued to be governed in accordance with its terms.

Record Holders

As of March 31, 2022, there were a total of 1 holder of record of our shares, that is not incorporated in the United States.

B. Related Party Transactions.

The following is a description of the material terms of those transactions with related parties to which we are party to date.

Relationships and Transactions with Directors and Executive Officers

For a description of the Valdy Transaction and the Security Exchange Agreement, see “Item 4, Part A - History and Development of the Company” and “Item 7, Part A – Major Shareholders and Related Party Transactions – Major Shareholders – Changes in Percentage Ownership by Major Shareholders – Security Exchange Agreement.”

Mr. James Crossley

Transactions Involving the Company’s Securities

Under a Services Agreement, dated March 8, 2018, between Bentley Limited and the Company (as amended on August 1, 2018, January 7, 2019, October 1, 2020 and April 1, 2021) the “Bentley Services Agreement”), Bentley Limited received the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 100,000 INX Tokens. Options to purchase INX Tokens granted pursuant to the Bentley Services Agreement were exercised for the maximum amount. On January 7, 2019, the Bentley Services Agreement was amended to include the grant of options to Bentley Limited to purchase an additional 7,500 INX Tokens per month at the price of $0.01 per INX Token. On October 1, 2020, the Bentley Services Agreement was further amended such that Bentley Limited’s entitlement for INX Tokens ended on October 1, 2020. In the aggregate, 265,000 INX Tokens were issued pursuant to the Bentley Option Rights. As of the date hereof, Bentley Limited has exercised all options to purchase INX Tokens under the Bentley Option Rights.

Management, Services or Consulting Agreement

Pursuant to the Bentley Services Agreement, Bentley Limited provides services to the Company, including by way of Mr. James Crossley serving as a member of the Board of Directors. On December 14, 2021, Mr. Crossly resigned from his position as a member of the Company’s Board and is now serving as the Company’s Director of Business Development.

Mr. David Weild

Transactions Involving the Company’s Securities

Under the Weild Engagement Letter, Mr. Weild will receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter.

Management, Services or Consulting Agreement

Mr. Weild has entered into a written services agreement with our Company, pursuant to which Mr. Weild provides services to the Company as a member of the Board of Directors (the “Weild Engagement Letter”). Mr. Weild currently serves as the Chairman of our Board of Directors.

Mr. Nicholas Thadaney

Transactions Involving the Company’s Securities

Under the Thadaney Engagement Letter, Mr. Thadaney will receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter.

Management, Services or Consulting Agreement

Mr. Thadaney has entered into a written services agreement with our Company, pursuant to which Mr. Thadaney provides services to the Company as a member of the Board of Directors (the “Thadaney Engagement Letter”).

Mr. Thomas Lewis

Transactions Involving the Company’s Securities

Under the Lewis Engagement Letter, Mr. Lewis will receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter.

Management, Services or Consulting Agreement

Mr. Lewis has entered into a written services agreement with our Company, pursuant to which Mr. Lewis provides services to the Company as a member of the Board of Directors (the “Lewis Engagement Letter”).

Ms. Hilary Kramer

Transactions Involving the Company’s Securities

Under the Kramer Engagement Letter, Ms. Kramer will receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter.

Management, Services or Consulting Agreement

Ms. Kramer has entered into a written services agreement with our Company, pursuant to which Ms. Kramer provides services to the Company as a member of the Board of Directors.

Ms. Demetra Kalogerou

Transactions Involving the Company’s Securities

Under the Kalogerou Engagement Letter, Ms. Kalogerou will receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter.

Management, Services or Consulting Agreement

Ms. Kalogerou has entered into a written services agreement with our Company, pursuant to which Ms. Kalogerou provides services to the Company as a member of the Board of Directors.

Mr. Alan Silbert

On June 25, 2018, Mr. Silbert and INX Services entered into an Amended and Restated Executive Employment Agreement (effective March 1, 2018) as amended effective as of November 1, 2019 (the “Silbert Previous Employment Agreement”), pursuant to which Mr. Silbert provided services to INX Services and the Company, including Mr. Silbert’s service as a member of the Company’s Board of Directors and Executive Managing Director of U.S. Operations of INX Services. On January 1, 2021, the Silbert Previous Employment Agreement was terminated, and INX Digital and Mr. Silbert entered into an executive employment agreement, as amended on March 25, 2001 (effective April 1, 2021) (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert provides services to INX Digital and the Company, including Mr. Silbert’s service as a member of the Company’s Board of Directors and Executive Managing Director of U.S. Operations of INX Digital. On April 1, 2021, Mr. Silbert’s title changed to CEO, North America.

Transactions Involving the Company’s Securities

Under the Silbert Employment Agreement, on February 20, 2021, Mr. Silbert was granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.

Following the adoption of a Share Ownership and Award Plan by the Company, Mr. Silbert was granted an option to purchase 287,290 Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis at the date of the Original Silbert Employment Agreement, at a price per share equal to its fair value as of the effective date of the Original Silbert Employment Agreement or $0.391904. 25% of the option shares vest upon each anniversary of the Original Silbert Employment Agreement, such that the options would be fully vested and exercisable upon the 4th anniversary of the Original Silbert Employment Agreement. Unvested options were subject to accelerated vesting upon change of control of the Company.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Silbert pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

On March 25, 2021, the Silbert Employment Agreement was amended such that, effective as of April 1, 2021, Mr. Silbert was granted an additional option to purchase 200,000 INX Tokens at a price of $0.90 per Token, and an option to purchase 197,710 Ordinary Shares of the Company at a price per share equal to $11.126. One thirty-sixth (1/36) of the Ordinary shares and INX Tokens underlying each option shall vest following lapse of each month of Mr. Silbert’s continuous engagement by the Company, such that all such Ordinary shares and INX Tokens would become fully vested by April 1, 2024.

On December 30, 2021, the Company’s Board of Directors approved that (i) all unvested options to purchase INX Tokens that were granted to Mr. Silbert (“Silbert’s Tokens”) shall accelerate and be fully vested commencing as of the date of such resolution and (ii) the entering into a customary reverse vesting agreement with Mr. Silbert in connection with such accelerated options of Mr. Silbert pursuant to which the Company would have the right to repurchase for cancellation Silbert’s Tokens in the event that the Silbert Employment Agreement is terminated without cause or good reason as such terms are defined in the Silbert Employment Agreement. The Company’s repurchase right shall lapse in equal parts on a monthly basis over the course of two (2) years and three (3) months commencing as of January 1, 2022, such that the repurchase right will have fully lapsed on April 1, 2024.

On December 30, 2021, the Company’s Board of Directors also approved the grant of an unsecured, non-recourse loan in the amount of US$404,129 bearing interest at a rate of 1.26% annually to Mr. Silbert (“Silbert Loan”) by INX Digital in connection with the exercise of a portion of his options to purchase Silbert’s Tokens (the “Silbert Promissory Note”). On March 24, 2022, the Board of Directors of TIDCI approved an increase of the Silbert Loan from US$ 404,129 to US$ 504,129. The Silbert Promissory Note was amended accordingly. On May 2, 2022, the Company purchased 200,000 INX Tokens from Mr. Silbert, at a per token purchase price of US$0.80, the closing price of an INX Token on the INX Securities trading platform on April 29, 2022, and Mr. Silbert used the aggregate proceeds from such purchase to repay a portion of the Silbert Loan. The balance of the Silbert Loan, in the amount of US$325,979 was forgiven by the Company on May 2, 2022. For more information on the Silbert Loan, see “Item 15, Controls and Procedures.”

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Silbert. Such INX Tokens were granted to Mr. Silbert on April 12, 2022 following the approval of the changes to our Plan on March 31, 2022.

Management, Services or Consulting Agreement

Mr. Silbert has entered into a written employment agreement with INX Digital, pursuant to which he provides services, including as a member of the Board of Directors of the Company, formerly as the Chief Executive Managing Director of U.S. Operations of INX Digital, and commencing as of April 1, 2021 as the Chief Executive Officer of North America.

Mr. Shy Datika

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 26, 2017, between the Company and Triple-V (1999) Ltd. (Triple-V”), a company wholly owned by Mr. Shy Datika, one of our founders, a member of our Board of Directors, President and CEO, the Company issued to Triple-V (1999) Ltd. 3,356,666 ordinary shares of the Company, par value of GBP 0.001 (each an “Ordinary Share”), in consideration of $446,875.

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

The foregoing description of the SAFE executed between Mr. Datika and the Company summarizes the material terms of the SAFE, but is not a complete description. For more details, you should reference the full text of the SAFE executed between Mr. Datika and the Company, which is attached as Exhibit 4.14 hereto, and is incorporated herein by reference.

On August 30, 2019 and November 29, 2019, Mr. Datika invested in the aggregate an additional $250,000 in the Company pursuant to Simple Agreements for Future Equity (the “Second SAFE”). The Second SAFE would also be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and $1.367 per share. If a Qualifying Financing was not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Second SAFE), the funds would automatically be converted at a price per share of $1.367. Hence, the SAFE would have an anti-dilutive impact on the Qualifying Financing as the number of shares issued pursuant to the SAFE increased relative to a decrease in the price per share of such Qualifying Financing. Notwithstanding an increased valuation, and thus increased price per share, of a Qualifying Financing, Mr. Datika was entitled to a minimum of 182,882 Ordinary Shares.

In addition to the shares issued to the investors upon conversion of the Second SAFE, upon such conversion the Second SAFE investors would be entitled to an option to purchase additional shares, in the same amount and from the same class of the shares issued to them upon conversion of their investment under the Second SAFE, for an exercise price of $1.953 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date.

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

The foregoing description of the Second SAFEs summarizes the material terms of the Second SAFE, but is not a complete description. For more details, you should reference to the full text of the Second SAFE executed between Mr. Datika and the Company and Triple-V (1999) Ltd. and the Company, which are attached as Exhibits 4.16 and 4.17 hereto, and is incorporated herein by reference.

On January 31, 2020 and March 31, 2020, Mr. Datika invested in the aggregate an additional $100,000 in the Company pursuant to Simple Agreements for Future Equity (the “Third SAFE”). The Third SAFE would also be automatically converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of, 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and $1.526 per share. If a Qualifying Financing was not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds would automatically be converted at a price per share of $1.526. Hence, the Third SAFE would have an anti-dilutive impact on the Qualifying Financing as the number of shares issued pursuant to the Third SAFE increased relative to a decrease in the price per share of such Qualifying Financing. Notwithstanding an increased valuation, and thus increased price per share, of a Qualifying Financing, Mr. Datika was entitled to a minimum of 65,530 Ordinary Shares.

In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors would be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $1.696 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date.

A Qualifying Financing was not consummated before January 31, 2021, and thus the funds raised under the one of the Third SAFEs were automatically converted into Ordinary Shares at a price per share equal to $1.526. Hence, under the terms of Third SAFE, on January 31, 2021 Mr. Datika received an aggregate of 49,147 Ordinary Shares and Mr. Datika was be entitled to an option to purchase 49,147 Ordinary Shares for an exercise price of $1.696 per share.

The foregoing description of the Third SAFE summarizes the material terms of the Third SAFE, but is not a complete description. For more details, you should reference to the full text of the Third SAFEs executed between Mr. Datika and the Company, which are attached as Exhibits 19 and 4.20 hereto, and is incorporated herein by reference.

On March 22, 2021, Mr. Datika entered into the March 2021 Subscription Agreement with the Company, pursuant to which Mr. Datika provided to the Company CAD$ 75,000 in consideration for subscription receipts of the Company that were replaced at the closing of the Valdy Transaction by 60,000 Ordinary Shares of Valdy and to an option to purchase 30,000 Ordinary Shares of Valdy at an exercise price of CAD$ 1.88 per share.

Management, Services or Consulting Agreement

Triple-V (1999) Ltd. has entered into a written services agreement with our Company, pursuant to which Triple-V, though the personal services of Mr. Datika, provides services to the Company as shall be determined by our Board of Directors.

On April 28, 2021, our Board of Directors appointed Mr. Datika as the CEO of the Company, upon and subject to closing of the Valdy Transaction.

On December 14, 2021, Mr. Datika was appointed as a member of the Company’s Board of Directors.

Mr. Oran Mordechai

Transactions Involving the Company’s Securities

On October 1, 2020, Mr. Oran Mordechai, our former Chief Financial Officer, was granted an option to purchase 25,000 INX Tokens at a price of US$ 0.09 per INX Token. The tokens issued upon exercise of the option are subject to a lockup period as determined by Company’s Board, to Company’s applicable policies and to the terms and conditions determined by the Board and communicated to Mr. Mordechai in a grant document detailing the purchase.

Management, Services or Consulting Agreement

Insight Finance Ltd. entered into a written services agreement with our Company, pursuant to which Mr. Mordechai provided services to the Company as its Chief Financial Officer. Mr. Mordechai resigned from this position in April 2021.

Ms. Maia Naor

Transactions Involving the Company’s Securities

Under a Loan Agreement, dated November 27, 2017, between the Company and Ms. Naor, our Chief Product Officer, the Company borrowed $40,635 from Ms. Naor. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Naor Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Loan Agreement, Ms. Naor was entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 786,535 Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI , subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

Under the terms of the Loan Agreement, Ms. Naor purchased 937,499 INX Tokens issued by the Company at a price of $0.01 per INX Token.

On February 25, 2021, Ms. Naor exercised her right to convert the outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares of the Company.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 50,000 INX Tokens to Ms. Naor, at an exercise price equal to the fair market value on the date of the grant.

Management, Services or Consulting Agreement

The Company has entered into a services agreement with Midgard, an Israeli private company, pursuant to which Ms. Naor provided services to the Company as VP Product. Ms. Naor’s services to the Company are rendered solely through Midgard. Prior to that, Ms. Naor provided services to the Company pursuant to a services agreement directly with Ms. Naor and to an agreement between the Company and Shiran Communications Ltd. On April 1, 2021, Midgard was purchased by the Company. On June 1, 2021, Ms. Naor’s position changed to that of Chief Product Officer.

Mr. Jonathan Azeroual

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Chief Blockchain Officer , the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. On January 7, 2019, the Board of Directors of the Company approved the issuance to Mr. Azeroual of 33,391 Ordinary Shares in consideration of $34,860.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 393,268 Ordinary Shares of TIDCI to Mr. Azeroual pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI , subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

See “Item 7.A Major Shareholders.”

Under the Share Purchase Agreement the Company also issued 750,000 INX Tokens to Mr. Azeroual at a price of $0.01 per Token.

Pursuant to a Management Agreement dated November 27, 2017, as amended effective May 1, 2018, January 1, 2021, and March 1, 2021, on June 1, 2021, Mr. Azeroual was granted a warrant to purchase 75,000 INX Tokens, at an exercise price of US$0.9 per INX Token. The Tokens are subject to a 3 year vesting period.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 50,000 INX Tokens to Mr. Azeroual, at an exercise price equal to the fair market value on the date of the grant.

Management, Services or Consulting Agreement

Mr. Azeroual has entered into a written services agreement with our Company, pursuant to which he provides services to the Company as its Vice President, Blockchain Asset Strategy.

Mr. Douglas Borthwick

Effective September 1, 2019, Mr. Borthwick and INX Services entered into an Amended and Restated Consultancy and Employment Agreement, as amended on October 1, 2020 (the “Borthwick Previous Employment Agreement”, respectively), pursuant to which Mr. Borthwick provided services to INX Services and INX, including serving as Chief Business Development Officer of INX Services. On January 1, 2021, the Borthwick Employment Agreement was terminated by mutual consent of Mr. Borthwick and INX Services and was replaced by an executive employment agreement between Mr. Borthwick and INX Digital, as amended on March 25, 2021 (the “Borthwick Employment Agreement”) under terms and conditions substantially identical to the terms and conditions of the Borthwick Previous Employment Agreement.

Transactions Involving the Company’s Securities

Under the Borthwick Employment Agreement, Mr. Borthwick was granted an option to purchase 103,929 INX Tokens at an exercise price of $0.065 per INX Token. On February 20, 2021, Mr. Borthwick received a one-time bonus in the amount of $200,000 and an option to purchase additional 259,821 INX Tokens at an exercise price of $0.065 per INX Token.

Following the adoption of a Share Ownership and Award Plan by the Company, Mr. Borthwick was granted with an option to purchase 194,937 Ordinary Shares of the Company, at a price per share equal to its fair value as of September 1, 2019. 50% of the option shares vested on September 1, 2019. Thereafter, on each anniversary of September 1, 2019, one-third (1/3) of the remaining unvested portion of the options shall vest, such that, subject to the continuous engagement of Mr. Borthwick with the Company at such time, the options will be fully vested and exercisable upon September 1, 2022.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Borthwick pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of The TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

On October 1, 2020, Mr. Borthwick’s Employment Agreement was amended such that, Mr. Borthwick’s monthly salary was increased to $15,000. Mr. Borthwick was also granted an option to purchase 50,000 Tokens at an exercise price of $0.09 per INX Token, which option vested on February 20, 2021. Mr. Borthwick was also granted an option to purchase 200,000 Tokens at an exercise price of $0.90 per INX Token, which option vests in accordance with the following vesting schedule: 25% vested on October 1, 2020 and, subject to Mr. Borthwick’s continuous engagement by the Company, an additional 25% vest on the yearly anniversary of such date during each consecutive year thereafter, such that all such 200,000 INX Tokens shall become fully vested on October 1, 2023.

On March 25, 2021 Mr. Borthwick’s Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Borthwick’s title changed to Company’s Chief Business Officer (CBO) and Mr. Borthwick’s base salary increased to $23,000 per month. In addition, Mr. Borthwick was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.90 per Token, and with an option to purchase 206,000 Ordinary Shares of the Company at a price per share equal to $11.126. One thirty-sixth (1/36) of the Ordinary shares and INX Tokens underlying each option shall vest following lapse of each month of Mr. Borthwick’s continuous engagement by the Company, such that all such Ordinary shares and INX Tokens shall become fully vested on April 1, 2024.

On December 30, 2021, the Company’s Board of Directors approved that (i) all unvested options to purchase INX Tokens that were granted to Mr. Borthwick (“Borthwick’s Tokens”) shall accelerate and be fully vested commencing as of the date of such resolution and (ii) the entering into a customary reverse vesting agreement with Mr. Borthwick in connection with such accelerated options of Mr. Borthwick pursuant to which the Company would have the right to repurchase for cancellation Borthwick’s Tokens in the event that the Borthwick Employment Agreement is terminated without cause or good reason as such terms are defined in the Borthwick Employment Agreement; The Company’s repurchase shall lapse (A) with respect to 100,000 tokens (“Borthwick’s First Portion”) - on equal parts on a yearly basis over the course of two (2) years commencing as of October 1, 2021, such that the repurchase right with respect to Borthwick’s First Portion shall have fully lapsed on October 1, 2023; and (B) with respect to the remaining 150,000 tokens (“Borthwick’s Second Portion”) – on equal parts on a monthly basis over the course of two (2) years and three (3) months commencing as of January 1, 2022, such that the repurchase right with respect to Borthwick’s Second Portion shall have fully lapsed on April 1, 2024.

On December 30, 2021, the Company’s Board of Directors also approved the grant of an unsecured, non-recourse loan in the amount of US$610,777 bearing interest at a rate of 1.26% annually to Mr. Borthwick (“Borthwick Loan”) by INX Digital in connection with the exercise of his options to purchase Borthwick’s Tokens (the “Borthwick Promissory Note”). On March 24, 2022, the Board of Directors of TIDCI approved an increase of the Borthwick Loan from US$ 610,777 to US$ 728,777. The Borthwick Promissory Note was amended accordingly. On May 2, 2022, the Company purchased 400,000 INX Tokens from Mr. Borthwick, at a per token purchase price of US$0.80, the closing price of an INX Token on the INX Securities trading platform on April 29, 2022, and Mr. Borthwick used the aggregate proceeds from such purchase to repay a portion of the Borthwick Loan. The balance of the Borthwick Loan, in the amount of US$411,529 was forgiven by the Company on May 2, 2022. For more information on the Borthwick Loan, see “Item 15, Controls and Procedures.”

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Borthwick. Such INX Tokens were granted to Mr. Borthwick on April 12, 2022 following the approval of the changes to our Plan on March 31, 2022.

Management, Services or Consulting Agreement

Mr. Borthwick has entered into a written employment agreement with INX Digital, pursuant to which he provides services as the Chief Business Officer (CBO) of the Company.

Mr. Paz Diamant

Transactions Involving the Company’s Securities

Pursuant to Mr. Diamant’s Services Agreement, Mr. Diamant was granted options to purchase 50,000 Tokens, at the price of $0.08 per Token, which equals 10,000 Tokens per month during the three months between the effective date of Mr. Diamant’s Services Agreement and October 2020, plus 20,000 INX Tokens. Upon entering into an Employment Agreement, Mr. Diamant was granted an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token. The options granted under the Employment Agreement shall vest, subject to Mr. Diamant’s continued employment with the Company, over four years in equal amounts on each of the first four anniversaries of the effective date of the Employment Agreement.

In addition, the Company undertook that upon and subject to the adoption of a Share Ownership and Award Plan by the Company and approval of the Company’s board of directors, Mr. Diamant shall receive an option to purchase 67,158 Ordinary Shares of the Company. 20% of the option shares will vest on the first anniversary of the grant date. Thereafter, 5% of the options shares vest at the end of each quarter during the four (4) years after the first anniversary of the grant date, such that the options will be fully vested and exercisable upon the 5th anniversary of the grant date. The option to purchase Ordinary Shares is subject to the continued employment of Mr. Diamant with the Company.

On February 8, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 704,295 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”).

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 52,500 INX Tokens to Mr. Diamant, at an exercise price equal to the fair market value on the date of the grant.

Management, Services or Consulting Agreement

Mr. Diamant has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Technology Officer.

Mr. Itai Avneri

Transactions Involving the Company’s Securities

Pursuant to Mr. Avneri’s Services Agreement, Mr. Avneri was granted an option to purchase 180,000 INX Tokens at a price of $0.09 per Token, and an option to purchase additional 180,000 INX Tokens upon the earlier of June 30, 2020 or the execution of the Avneri Employment Agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, the Company undertook that Mr. Avneri shall receive an option to purchase 269,640 Ordinary Shares of the Company and additional 269,640 Ordinary Shares upon the execution of the Avneri Employment Agreement with the Company. 25% of the option shares will vest on the first anniversary of the grant date. Thereafter, subject to Mr. Avneri’s continuous engagement with the Company, one-twelfth (1/12) of the remaining unvested options vest at the end of each quarter during the three (3) years after the first anniversary of the grant date, such that the options will be fully vested and exercisable upon the fourth anniversary of the grant date.

On February 8, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 4,428,434 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”). In addition, on the same date, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant)

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Avneri, at an exercise price equal to the fair market value on the date of the grant.

Management, Services or Consulting Agreement

Mr. Avneri has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Operating Officer.

Mr. Gadi Levin

Transactions Involving the Company’s Securities

On the effective date of the Levin Services Agreement, Mr. Levin was granted an option to purchase 10,000 INX Tokens per month and up to total of 100,000 INX Tokens, at an exercise price equal to the fair market value of such INX Token on the date of the grant. Such grant is further subject to a vesting schedule as detailed in the Levin Services Agreement.

Management, Services or Consulting Agreement

In connection with the appointment of Mr. Gadi Levin as our Chief Financial Officer as of July 18, 2021, Mr. Levin provides services to INX pursuant to a services agreement entered into between the Company and Ninety Six Capital Ltd., an Israeli company (“Ninety Six”), on July 18, 2021 (the “Levin Services Agreement”).

Mr. Vladislav Uchenik

Management, Services or Consulting Agreement

Mr. Uchenik serves as the Chief Executive Officer and Chief Compliance Officer for INX Securities, pursuant to an offer letter with the INX Digital.

Transactions Involving the Company’s Securities

On February 8, 2021, the management of the Company approved a grant of 75,000 INX Tokens to Mr. Uchenik.

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Uchenik pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 75,000 INX Tokens to Mr. Uchenik. Such INX Tokens were granted to Mr. Uchenik on April 12, 2022 following the approval of the changes to our Plan on March 31, 2022.

Agreements with Other Interested Parties

A-Labs

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

The foregoing descriptions of the SAFE and Third SAFE executed between A-Labs and the Company summarizes the material terms of the SAFE and Third SAFE, but are not complete descriptions. For more details, you should reference to the full text of the SAFE and Third SAFE executed between A-Labs and the Company, which are attached as Exhibits 4.15 and 4.21 hereto, and incorporated herein by reference.

On March 22, 2021, A-Labs (for itself and/or on behalf of any affiliate or fund or other investment vehicle managed by A-Labs or an affiliate thereof) entered into the March 2021 Subscription Agreement with the Company, pursuant to which A-Labs provided to the Company CAD$ 2,487,500 in consideration for subscription receipts of the Company that was replaced at the closing of the Valdy Transaction by 1,990,000 Ordinary Shares of Valdy and an option to purchase 995,000 Ordinary Shares of Valdy at an exercise price of CAD$ 1.88 per share.

C. Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time we may be subject to legal proceedings and claims in the ordinary course of business. We are not involved in any material legal proceedings.

Dividends

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable law and other factors our Board of Directors may deem relevant.

B. Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Parent listed its common shares on the NEO Exchange. No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Parent listed its common shares on the NEO Exchange. No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

On March 18, 2021, the shareholders of the Company approved the amendment of the Third Amended and Restated Articles of Association of the Company. Pursuant to such amendment, Article 80.D(f) shall be amended such that the Bring Along and Forced Sale provisions of the Articles shall not be terminated upon the completion of the Token Offering.

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 7A. Major Shareholders” above, or “Item 8B. Significant Changes.”

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

U.S. Federal Income Tax Considerations

Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of Tokens. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an interest in Tokens. Financial institutions, insurance companies, tax-exempt entities, purchasers subject to the alternative minimum tax and other purchasers of special status must consult with their own professional tax advisors regarding a prospective or current investment in INX Tokens. This summary is by nature general in nature and should not be construed as tax advice to any prospective purchaser or current INX Token holder. No ruling has been or will be requested from the IRS and no assurance can be given that the IRS will agree with the tax consequences described in this summary. The following discussion assumes that each purchaser will acquire Tokens as a capital asset (generally, property held for investment). This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion is limited to prospective purchasers and current INX Token holders who are “United States Persons” within the meaning of the Code. Each prospective purchaser and current INX Token holder should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of purchasing or holding an interest in Tokens. No formal or legal tax advice is hereby given to any prospective purchaser or current INX Token holder, and no prospective purchaser and or INX Token holder may rely on the Company’s statements regarding the anticipated tax consequences of purchasing, holding and disposing of Tokens.

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

Potential purchasers and current INX Token holders are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the INX Tokens and the consequences to them of the various alternative characterizations.

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

EACH PURCHASER SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR PURCHASE OWNERSHIP AND DISPOSITION OF TOKENS, AND EACH PURCHASER IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS ANNUAL REPORT ON FORM 20-F IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO A PURCHASER. PURCHASERS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS REPORT MAY CHANGE THE ANTICIPATED TAX TREATMENT TO A PURCHASER. THE COMPANY WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF PURCHASES OF TOKENS.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are currently subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement, including the related exhibits and schedules, this annual report, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

We maintain a corporate website https://www.INX.co. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this report solely as inactive textual references.

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

Credit Risk

We are exposed to credit risk from our financing activities, including deposits with banks and financial institutions and other financial instruments. As a result, we are subject concentrations of credit risk. As of December 31, 2021, substantially all of our cash and cash equivalents were held at major financial institutions. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving the Company’s objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company’s management evaluated the effectiveness of the Company’s disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  Based on that evaluation, the Company’s management concluded that because of the existence of certain loans to executive officers in violation of Section 402 of the Sarbanes-Oxley Act of 2002, contributed to in part by a deficiency in internal control over financial reporting, the Company’s disclosure controls and procedures were not effective as of December 31, 2021.

Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of financial statements, and includes those policies and procedures which:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that its receipts and expenditures are being made only in accordance with the authorization of the Company’s management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In making its assessment of internal control over financial reporting, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Pursuant to Rule 15d-15 of the Exchange Act, the Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.  Based on this evaluation, the Company’s management concluded that as of December 31, 2021, the Company’s internal controls over financial reporting were not effective.

Management had concluded, as of December 31, 2021, that a material weakness existed with respect to compliance with Section 402 of the Sarbanes-Oxley Act of 2002.  As of December 31, 2021, the Company entered into loan agreements with two executive officers of the Company, which loans agreements were subsequently amended on March 24, 2022 (the Loans”), pursuant to which such officers received loans in an aggregate amount of $1,233,000. The Company has concluded that the above loans were prohibited transactions under Section 402 of the Sarbanes-Oxley Act of 2002.

Remediation of Material Weakness

In order to address the foregoing material weakness, the Company has taken, or is taking, the following remedial measures:

1.	Each of the Loans has been partially repaid, and the balances forgiven.

2.	The Company will no longer make payments to any related parties that would be classified as a loan.

3.	The Company’s Audit Committee will undertake a thorough review of the Company’s internal controls and procedures with the intention of expanding and formalizing its policies and procedures to avoid future violations of the Sarbanes-Oxley Act of 2002, and other applicable laws, rules and regulations.

4.	The Chief Executive Officer or the Chief Executive Officer of North America will continue to seek advice and approval from outside counsel in the US and in Canada and from Company’s auditors with respect to applicable securities law issues prior to the execution of any agreement with related parties.

5.	The Company’s Chief Financial Officer will verify the review and sufficiency of the Company’s internal controls and procedures and will arrange the necessary training for the Company’s accounting department staff. The Chief Financial Officer will complete the review and report to the Audit Committee about the review and any findings on or before June 30, 2022.

6.	The Chairperson of the Board will verify, prior to the approval by the Board of any transaction with related parties, that the Company’s US and Canadian outside counsels have been updated and confirmed that entering into the proposed transactions does not raise securities laws issues in the applicable jurisdictions.

7.	Management will continue to monitor the effectiveness of our internal controls and procedures on an ongoing basis and will take further action, as appropriate, to address any additional possible control deficiencies

The Company believes that the foregoing steps will remediate the material weakness identified above, and the Company will continue to monitor the effectiveness of these steps and make any changes that the Company’s management deems appropriate.

Changes in Internal Control over Financial Reporting

There were no other changes in our internal control over financial reporting that occurred during the three-month period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the remediation efforts described above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors at this time has not determined whether or not any member of the audit committee is an “audit committee financial expert” (as defined in Item 16A of Form 20-F).

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. The full text of the Code of Business Ethics is posted on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2021 and 2020, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, was our principal auditors for the year ended December 31, 2021 and 2020. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditors for the year ended December 31, 2022.

	Year Ended December 31,
	2020	2021
Services Rendered	(U.S. dollars in thousands)
Audit (1)	237	(2)345
Total	237	345

(1)	These include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.
(2)	These include a $70,000 payment as of 2020 that was paid during 2021, in regards of the completion of the INX Token Offering+.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INX Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021 (collectively referred to as the “financial statements”), and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since its incorporation in 2017.

Tel-Aviv, Israel

May 2, 2022

INX LIMITED

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		24,581	7,581
Cash and cash equivalents held in Reserve fund	4	21,987	-
Related parties	8	15	33
Trade receivable		834	-
Customer funds		4,270	-
Prepaid expenses and other receivables		2,368	439

Total current assets		54,055	8,053

NON-CURRENT ASSETS:
Property, plant and equipment, net	10	160	32
Cryptocurrencies		1,000	-
Long-term investments held in Reserve fund	4	14,036	-
Other financial assets		400	-
Intangible assets, net	5	4,394	-
Goodwill	5	2,455	-
Loan to Employees	8d	1,015	-
Rights-of-use-assets, net	11a	987	-

Total non-current assets		24,447	32

Total assets		78,502	8,085

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses		2,564	423
Accrued bonuses		606	905
Funds due to customers		4,270	-
Lease liability	11b	319	-
INX Token liability	6	282,642	24,106
INX Token warrant liability	7	9,814	4,249
Contingent consideration liability	3	400	-
Convertible loans		-	148

Total current liabilities		300,615	29,831

NON-CURRENT LIABILITIES:
Lease liability	11b	821	-

Total non-current liabilities		821	-

EQUITY:	12
Ordinary shares of GBP 0.001 par value Authorized: 100,000,000 shares at December 31, 2021 and 2020; Issued and Outstanding: 15,955,875 and 13,639,451 at December 31, 2021 and 2020, respectively		21	18
Share premium		24,177	10,866
Receivable on account of shares		-	(9)
Contribution to equity by controlling shareholder		582	-
Foreign currency translation reserve		188	-
Conversion option of convertible loans		-	46
Accumulated deficit		(247,902)	(32,667)

Total deficit		(222,934)	(21,746)

Total deficit and liabilities		78,502	8,085

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019

Revenues (primarily from brokerage fees)	15	2,544	-	-

Research and development		4,402	1,581	468
Sales and marketing		6,993	2,153	108
General and administrative		44,627	8,056	2,416

Loss from operations		53,478	11,790	2,992

Fair value adjustment of INX Token liability	6	161,173	12,518	762
Finance expense (income) ,net		427	23	(65)

Loss before taxes on income		215,078	24,331	3,689
Taxes on income		157	-	-

Net Loss		215,235	24,331	3,689
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements from functional currency to presentation currency		188	-	-

Total comprehensive loss		188	-	-

Loss per share, basic and diluted		14.30	2.00	0.32

Weighted average number of shares outstanding, basic and diluted		15,048,576	12,152,006	11,395,273

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Share	Receivable on account of	Conversion option of convertible	Contribution to equity by controlling	Foreign currency translation	Accumulated	Total
	Shares	Amount		premium	shares	loans	shareholder	reserve	deficit	equity
Balance as of January 1, 2019	10,987,747	14		4,717	(76)	46	-		(4,647)	54
Loss and total comprehensive loss	-	-		-	-	-	-	-	(3,689)	(3,689)
Issuance of Ordinary shares	425,183	1		441	-	-	-	-	-	442
Consideration for warrants exercised in 2018	-	-		39	-	-	-	-	-	39
Share-based payment	-	-		202	-	-	-	-	-	202
Issuance of SAFE	-	-		1,406	-	-	-	-	-	1,406

Balance as of December 31, 2019	11,412,930	15		6,805	(76)	46	-		(8,336)	(1,546)
Loss and total comprehensive loss	-	-		-	-	-	-		(24,331)	(24,331)
Issuance of SAFE and warrants	-	-		879	-	-	-		-	879
Issuance of Ordinary shares and warrants	885,576	1		2,328	-	-	-		-	2,329
Consideration for shares issued in 2017	-	-		-	75	-	-		-	75
Conversion of SAFE	1,194,639	2		(2)	-	-	-		-	-
Exercise of warrants	146,306	-	*)	286	(8)	-	-		-	278
Share-based payment	-	-		570	-	-	-		-	570
Balance as of December 31, 2020	13,639,451	18		10,866	(9)	46	-		(32,667)	(21,746)

Net Loss	-	-		-	-	-	-		(215,235)	(215,235)
Total other comprehensive loss	-	-		-	-	-	-	188	-	188
Contribution to equity by a controlling shareholder (Note 3a)	-	-		-	-	-	582		-	582
Collection of receivable	-	-		-	9	-	-		-	9
Conversion of SAFE	379,593	1		-	-	-	-		-	1
Conversion of convertible loan	956,333	1		193	-	(46)	-		-	148
Share-based payment	-	-		10,899	-	-	-		-	10,899
Exercise of SAFE option	980,498	1		2,219	-	-	-		-	2,220
Balance as of December 31, 2021	15,955,875	21		24,177	-	-	582	188	(247,902)	(222,934)

*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Net cash flows from operating activities:
Loss for the period	(215,235)	(24,331)	(3,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based payment	10,899	570	202
Valuation losses of long-term investments	97	-	-
Depreciation of equipment and right-of-use-assets	137	3	-
Amortization of intangibles	130	-	-
INX Token-based compensation	19,801	4,142	101
Fair value adjustment of INX Token liability	161,173	12,518	762
Accrued finance expense	-	3	39
Impairment of Cryptocurrencies	80	-	-
Interest on lease liabilities	43	-
Decrease in account receivables	215	-	-
(Decrease) Increase in prepaid expenses and related parties	(278)	(145)	65
Increase from revaluation of OFN’s contingent liability	(96)	-	-
Increase in accounts and other payables	1,511	280	199
Increase (decrease) in accrued bonuses	(299)	905	-
Taxes Paid	(133)	-	-

Net cash used in operating activities	(21,955)	(6,055)	(2,321)

Net cash flows from investing activities:
Proceeds received from sale of cryptocurrencies	48,243	-	-
Other financial assets	(400)	-	-
Increase in Cryptocurrencies	(485)	-	-
Grant of loan to employees	(475)	-	-
Increase in Reserve Fund	(21,987)	-	-
Purchase of equipment	(132)	(35)	-
Purchase of long-term investments held in Reserve fund	(14,133)	-
Net cash used in business combinations (see A below)	(5,232)	-	-
Increase in funds held by a related party, net	-	(19)	-

Net cash provided by (used in) investing activities	5,399	(54)	--

Net cash flows from financing activities:
Proceeds from issuance of Ordinary shares	-	2,329	442
Proceeds from exercise of INX warrant token	1,052	-
Proceeds from Issuance of INX tokens, net	31,852	10,403
Proceeds from issuance of SAFE and warrants	-	879	1,402
Proceeds from exercise of SAFE option	720	-	-
Proceeds from warrants issued in 2018	-	-	39
Repayment of finance lease liabilities	(68)	-	-

Net cash provided by financing activities	33,556	13,611	1,887

Change in cash and cash equivalents	17,000	7,502	(570)
Cash and cash equivalents at beginning of year	7,581	79	649
Cash and cash equivalents at end of year	24,581	7,581	79
Significant non-cash transactions:
Collection of receivable on account of shares from related party	9	75	-
Contribution to equity by controlling shareholder	582	-	-
Conversion of convertible loan	148	-	-
INX Token Offering proceeds received in cryptocurrencies	49,488	-	-
Proceeds from Exercise of SAFE warrant by related party	-	278	-
Receivable in respect of exercise of share option	1,500	-	-
Right-of-use asset recognized with corresponding lease liability	654	-	-

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

Business combinations:

(A) Net cash used in business combination:

Accounts receivable	$1,049
Property and equipment, net	37
Rights-of-use-assets	416
Intangible Assets	4,405
Goodwill	2,387
Accounts payable	(748)
Token warrant liability	(735)
Lease liability	(501)
Contingent consideration liability	(496)
Contribution to equity by controlling shareholder	(582)
Net cash transferred	$5,232

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: GENERAL

a.	Business description

INX Limited (the “Company” or “INX”) is engaged in the operation and ongoing development with the purpose of providing an integrated, regulated solution for trading blockchain assets, that includes a cryptocurrency trading platform, a security token trading platform and other services and products related to the trading of blockchain assets.

INX permits the trading of various blockchain assets, including cryptocurrencies and security tokens. The Company has developed the trading platforms that facilitates peer-to-peer professional trading services. The trading platforms are designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions. The Company charges a fee at the transaction level. The transaction fee is calculated based on volume and as such varies as a result of the value of the transaction. The transaction fee is collected from the customers at the time the transaction is executed.

As part of the Company’s blockchain ecosystem, the Company created the INX Token (the “INX Token”), and on August 20, 2020, the SEC acknowledged effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared effectiveness of the INX Token Offering (“the Offering”). The Company offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public from August 20, 2020, and closed on April 22, 2021, when the Offering was completed. See Note 6.

In the years ended December 31, 2021, and 2020, the Company issued 93,409,410 and 10,256,128 INX Tokens, respectively, in the INX Token Offering for a total consideration of $84,068 and $9,234, respectively. In addition, in the years ended December 31, 2021, and 2020, the Company issued 8,904,667 and 1,481,481 in INX Token financing agreement, in which the consideration for the INX Tokens amounted to for total consideration of $6,451 and 1,171, respectively. (see Note 6).

On July 2021, INX listed the INX Token for trading on the INX Securities Trading Platform.

The Company has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; However, these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. The Company intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

The INX Token may be used in the future, subject to the Company’s discretion, to pay INX Securities trading platform transaction fees at a minimum discount of 10% as compared to the use of other currencies.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: GENERAL (Cont.)

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) will be entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid on April 30, commencing with the first distribution to be paid, if at all. As of December 31, 2021 the cumulative adjusted operating cash flow activity is negative, and therefore no distribution is payable on April 30, 2022.

b.	Organizational information:

The Company was incorporated in Gibraltar on November 27, 2017. Its registered office is located at 57/63 Line Wall Road.

The Company’s founding shareholders are Triple-V (1999) Ltd. (“Triple-V”), and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of December 31, 2021, own 22.41% and 7.9%, respectively, of the Company’s outstanding Ordinary shares.

The Company operates through seven wholly owned subsidiaries, four of which were recently acquired by the Company, and three of which were incorporated by the Company:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered as a money transmitter to operate a trading platform for cryptocurrencies.
●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a registered Broker Dealer and is an SEC-registered Alternative Trading System (“ATS”). INXS was purchased by the Company as part of the OFN Asset Purchase Agreement (See Note 3).

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by the Company as part of the ILSB Acquisition (See Note 3). ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: GENERAL (Cont.)

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard has served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus. INX EU plans to apply to the Cyprus Securities and Exchange Commission for a Crypto-Asset Services Provider license.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“Transfer Agent”) - a Delaware limited liability company. Transfer Agent is a transfer agent registered with the SEC, acquired by the Company pursuant to a purchase agreement dated December 28, 2021 for nominal consideration.

●	INX Solutions Limited, incorporated by the Company in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until end of March 2022. INX Solutions Limited is intend to run the company risk management and provides liquidity to the platforms operated by Company, commencing during the second quarter of 2022.

The following INX subsidiaries are currently dormant, in order to focus on specific lines of business:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX UK plans to apply to the Financial Conduct Authority (“FCA”) for an introducing broker license and to be registered as a financial services company. INX acquired all the issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, a Board member of the Company, in consideration for an inconsequential amount of cash.

●	INX Services, Inc., a Delaware corporation.

INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Some types of cryptocurrencies are supported for trading on the INX Digital platform such as: Bitcoin, Ethereum, Zcash, Litecoin, USD Coin, GYEN and Zytara dollar.

INXD is qualified to operate as a money transmitter in 38 US states plus Washington D.C. and Puerto Rico. INX intends to obtain money transmitter licenses or otherwise become qualified to operate in most US states and territories by 2022.

c.	COVID – 19

In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies, and have led to dramatic volatility in the capital markets.

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

NOTE 1: GENERAL (Cont.)

d.	Assessment of going concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 2017, the Company has incurred a loss from operations and as of December 31, 2021, the Company has an accumulated deficit of $247,902. The Company has not yet generated cash from operations and has relied on its ability to fund its operations primarily through proceeds from SAFE, and proceeds from the Token offering.

On January 10, 2022, the Valdy Transaction (see Note 18) was completed, pursuant to which Valdy acquired all of the issued and outstanding securities of the Company from the INX Security holders by way of a securities exchange. In addition, the Company received net proceeds from the Concurrent Financing in the amount of approximately $29,400.

Based on the Company’s existing cash funds, the proceeds from the Concurrent Financing as described above and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

e.	Technology risk

INX’s business model is dependent on continued investment in and development of the blockchain industry and related technologies.

The blockchain technology is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Each blockchain network, including the Ethereum network, is dependent upon its users and contributors. Actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

Failure to keep up with rapid changes in industry-leading technology, products and services, and the risks above should they materialize could negatively impact the Company’s results of operations and its financial position.

f.	The financial statements of the Company as of and for the year ended December 31, 2021 were authorized for issuance in accordance with a resolution of the board of directors on April 27, 2022.

g.	Cyber Security Attack risk

INX networks operate based on some form of open-source software. An open source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

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

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements have been prepared on a cost basis, except for long-term investments, contingent consideration liability and INX Token and INX Token warrant liabilities, which are presented at fair value through profit or loss.

b.	Consolidated financial statements:

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

c.	Functional and presentation currencies:

1.	Functional currency and presentation currency:

The consolidated financial statements are presented in U.S. dollars.

The Group determines the functional currency of each Group entity:

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is carried to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management.

e.	Reserve Fund

In connection with the INX Token Offering, the Company committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company refers to this amount as the “Reserve fund”. As of December 31, 2021, the Company has segregated $36,023 as the Reserve fund. The Reserve fund is comprised of cash and cash equivalents amounting to $21,987 held in financial institutions and long-term investments amounting to $14,036 held by a brokerage firms.

f.	Financial instruments:

1.	Financial assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

- The Company’s business model for managing financial assets; and

- The contractual cash flow terms of the financial asset.

a. Debt Instruments

Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

2.

Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2021, there were no material past-due accounts. Accordingly, the allowance for doubtful accounts is immaterial.

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

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Financial liabilities at fair value through profit or loss – these include financial liabilities held for trading (including the INX Token warrant liability), contingent consideration liability recognized in a business combination, and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading and contingent consideration are recognized in profit or loss in finance expenses. Based on the terms of the INX Token, as described in Note 1a, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation. The Company’s obligation to make a pro rata distribution annually to the INX Token holders from the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected in accordance with IFRS 9 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token warrant liability is remeasured to fair value at the end of each reporting period.

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

The Company is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of a variable number of the Company’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity. As of December 31, 2021, all Company’s SAFE’s converted into Ordinary share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fair value measurement:

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

For details of the fair value of the Contingent consideration liability – see Note 3. For details of the fair value of long-term investment – see Note 4. For details of the fair value of the INX Token liability – See Note 6. For the fair values of INX Token warrant liability, see Note 7. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Crypto currencies:

Crypto currencies are measured on initial recognition at cost.

Crypto currencies with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired.

An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale.

Fair value is measured using quoted prices on active exchanges.

The Company holds the following cryptocurrencies as of December 31, 2021: BTC, ETH, LTC, USDC, USDT. The Company recorded impairment of Cryptocurrencies in the year ended December 31, 2021 in the amount of $80.

i.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenues from brokerage services are recorded according to the date the service was provided, or the operation was carried out.

Revenues from trading income represents Customer fees, which includes revenue from transactions fees and trading fees of customers in the Company’s Trading Platforms.

j.	Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

The useful life of intangible assets is as follows:

	Licenses	Customer relationships	Trade name	Technology

Useful life	Indefinite	Definite 9.58 years	Definite 10.58 years	Definite 8.67 years

Amortization method	Not amortized	Straight-line	Straight-line	Straight-line

l.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets. Direct acquisition costs are recorded in Statement of comprehensive operations as incurred. Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

2.	Intangible assets with an indefinite useful life that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Customer funds and funds due to customers:

Customer funds represent cash and cryptocurrencies that are held for the exclusive benefit of customers. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation under funds due to customers.

m.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term (3 years and 9 years).

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Share based payment transactions:

Certain of the Company’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 13. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

o.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the

Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2021, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

p.	Income taxes:

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates used to compute the amount are those that are enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent that it is probable taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable.

q.	Property, Plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Communication & equipment	15
Office furniture and equipment	7-10
Computers and software	33
Leasehold improvements	see below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the useful life of the improvement.

The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Net loss per share:

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

For the years ended December 31, 2021 and 2020, the effect of the inclusion of the weighted average number of shares that would have been issued upon the conversion of the Company’s employees stock options, convertible loans, and warrants were anti-dilutive.

s.	Estimates and assumptions:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the contingent consideration, INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 3, Note 6 and Note 7.

t.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	New standards prior to adoption:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

●	What is meant by a right to defer settlement;

●	That a right to defer must exist at the end of the reporting period;

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted. The Company is evaluating the possible impact of the Amendment on its current loan agreements.

2.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.  The Company is evaluating the effects of the Amendment on its financial statements.

3.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

 INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3: BUSINESS COMBINATIONS

a.	I.L.S Brokers Ltd.

On June 9, 2021, INX entered into a share purchase agreement with the shareholders of I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”) for the purchase of all of the issued outstanding shares of ILSB (the “ILSB Acquisition”). The consideration paid by INX as part of the ILSB Acquisition to the shareholders was $4,327.

Mr. Datika was a shareholder of ILSB and sold his shares to INX as part of the ILSB Acquisition. Immediately prior to the ILSB Acquisition, Mr. Datika held, directly and indirectly, approximately 20% of the outstanding share capital of ILSB. Mr. Datika waived his right to receive full consideration under the ILSB Acquisition and received only an amount equal to the tax payments due by him and by his affiliated entity in connection with the ILSB Acquisition. As a result of such waiver, the consideration paid by INX as part of the ILSB Acquisition was reduced from $4,909 to $4,327. Mr. Datika is one of the founding shareholders of INX (through wholly owned company Triple-V) and INX’s CEO. The waiver of the partial consideration by Mr. Datika in the amount of $582 was recorded as a contribution to equity.

ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide.

The following are the estimated fair values of the identifiable assets and liabilities assumed of ILSB as of the date of the acquisition:

June 9, 2021

Cash and cash equivalents	$810
Accounts receivable	1,031
Property and equipment	37
Right-of-use-assets	416
Intangible assets	2,491

Total Assets	4,785
Accounts payable and accrued expenses	(745)
Lease liability	(501)

Total liabilities	(1,246)

Net identifiable assets	3,539
Goodwill arising on acquisition	1,370
Total cost of acquisition	$4,909

Cost of Acquisition:

USD in thousands

Cash paid	4,327
Equity contribution by shareholder	582
Total cost of acquisition	4,909

Cash outflow on Acquisition:

USD in thousands

Cash paid	4,327
Cash and cash equivalents acquired	810
Net cash outflow	3,517

Intangible assets include Customer Relationships, Trade Name and License. See Note 5.

The Company estimated the fair values allocated to the assets and liabilities of ILSB (Valuation work) with the assistance of an external independent expert. The final valuation work should be completed within 12 months from the acquisition date.

From the acquisition date, ILSB has contributed net income of $254 to the consolidated net loss, and $2,278 to the consolidated revenue.

If the business combination had taken place at the beginning of the year, the effect on consolidated net loss would have been immaterial and the consolidated revenue would have been $4,164.

Acquisition costs that are directly attributable to the transaction were immaterial.

 INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3: BUSINESS COMBINATIONS (Cont.)

b.	INX Securities LLC (Previously named: Openfinance Securities LLC)

On January 12, 2021, INX entered into an asset purchase agreement (the “OFN Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”). The consideration paid by INX as part of the OFN Acquisition to the shareholders was $3,253. Pursuant to the OFN Asset Purchase Agreement, on May 9, 2021, INX acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania limited liability Company, that is a registered in the United States as a broker-dealer, is a member of FINRA and operates and is recognized as an Alternative Trading System (“ATS”) by the SEC. Following the closing of the acquisition, INX now includes Openfinance broker-dealer/ATS - including its digital security listings and client base – among its wholly-owned subsidiaries.

Following the completion of the Asset Purchase Agreement on May 9, 2021, INX is currently operating the OFN Platform as INX Securities, LLC, its wholly owned subsidiary.

The following are the estimated fair values of the identifiable assets and liabilities assumed of OFN as of the date of the acquisition:

May 9, 2021

Cash and cash equivalents	$307
Other current assets	18
Intangible assets	1,914

Total Assets	2,239

Accounts payable	(3)

Total Liabilities	(3)

Net identifiable assets	2,236
Goodwill arising on acquisition	1,017
Total cost of acquisition	$3,253

Cost of Acquisition:

USD in thousands

Cash paid	2,022
Token warrant liability	735
Contingent consideration liability	496
Total cost of acquisition	3,253

Cash outflow on Acquisition:

USD in thousands

Cash paid	2,022
Cash and cash equivalents acquired	307
Net cash outflow	1,715

Intangible assets comprise License, Core Technology and Customer Relationships – see Note 5.

Contingent consideration:

As part of the purchase agreement with the previous owner of Open Finance securities, LLC., it was agreed that the previous owner would be entitled to an additional contingent consideration (“the contingent consideration”). The Group will pay the contingent consideration to the previous owner as follows:

a.	6 months from closing and contingent upon the continued operation of the platform by the Company or its affiliates- $400.

b.	12 months from closing and contingent upon the continued operation of the platform by the Company or its affiliates- additional $400.

As of the acquisition date, the fair value of the contingent consideration was estimated at $496 for both installments. The fair value was determined using the discounted rate of 26%.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3: BUSINESS COMBINATIONS (Cont.)

As of December 31, 2021, the Company paid the first installment of $400, the Company recognized $222 through profit and Loss.

The fair value of the second installment of the contingent consideration was estimated to $400 as of December 31,2021, the Company recognized an additional amount of $82 expenses through Profit and Loss.

Token warrant liability:

As part of the consideration for the acquisition, the Company granted the shareholders of OFN, 885,000 INX Token warrants which are exercisable at a price of $0.07 per warrant. The fair value of these warrants in the amount of $735 was determined using the Black- Scholes option pricing method. These warrants were exercised in 2021.

The movement in the liability in respect of the contingent consideration (measured at level 3 of the fair value hierarchy) is as follows:

2021
USD in thousands
Balance as of January 1,	-

Liability arising from business combination	496
Payment	(400)
Changes in unsettled fair value recognized in profit or loss	304

Balance as of December 31,	400

The Company estimated the fair values allocated to the assets and liabilities of OFN (Valuation work) with the assistance of an external independent expert.

OFN has contributed a net loss of $133 to the consolidated net loss, and $193 to the consolidated revenue.

If the business combination had taken place at the beginning of the year, the effect on consolidated net loss and on consolidated revenue would have been, immaterial.

Acquisition costs that are directly attributable to the transaction were immaterial.

NOTE 4: - RESERVE FUNDS

		December 31,
		2021	2020
		USD in thousands

a.	Financial assets at fair value through profit or loss:
	Corporate bonds and loans (principally) – long-term marketable investments (*)	14,036	-

b.	Cash and cash equivalents	21,987	-

		36,023	-

(*)	Level 1 in the fair value hierarchy

As of December 31, 2021, the Company has segregated $36,023 that restricted as Reserve fund.

On July 13, 2021 the Company’s BOD approved the Investment Policy of the Reserve Funds (See Note 2e.). Per the approved Policy, Reserve Funds shall be invested as follows: minimum 25% in Cash and Bank deposit, up to 20% in US Bonds, up to 20% shall be invested in Exchange Traded Funds and up to 50%in corporate bonds and other instruments with least an investment grade rating. The minimum investment grade is BBB.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5: - GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Composition and movement:

2021:

	Trade Name	Customer Relationship	Licenses	Technology	Goodwill	Total

Cost:
Balance as of January 1, 2021	-	-	-	-	-	-
Additions from business combination	$445	$1,830	$1,699	$430	$2,387	$6,791

Adjustments arising from translating financial statements from functional currency to presentation currency	$22	$75	$23		$68	$188

Balance as of December 31, 2021	$467	$1,905	$1,722	$430	$2,455	$6,979

Accumulated amortization and impairment:
Balance as of January 1, 2021	-	-	-	-	-	-
Amortization recognized in the year	$23	$75	-	$32	-	$130

Balance as of December 31, 2021	$23	$75	-	$32	-	$130

Amortized cost at December 31, 2021	$444	$1,830	$1,722	$398	$2,455	$6,849

b.	Acquisitions during the year:

Licenses have no fixed term and do not require renewal. Consequently, Licenses have an indefinite useful life.

c.	Amortization expenses:

Amortization expenses of intangible assets amounted to $130 and recorded in profit or loss at the General and administrative expenses.

d.	Impairment of goodwill and other intangible assets:

As of December 31, 2021, the Company determined, based on internal value in use calculations, that there was no impairment of intangible assets with a definite useful life (Trade Name, Customer Relationships and Technology).

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5: - GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

As of December 31, 2021, the carrying amount of Goodwill and Licenses were allocated as follows (each representing a cash-generating unit):

	ILSB	OFN	Total

Goodwill	$1,438	$1,017	$2,455

Licenses	$522	$1,200	$1,722

The recoverable amount of ILSB was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The after-tax discount rate of the cash flows is 16.5%. The projected cash flows for the period exceeding five years is estimated using a fixed growth rate of 3% , representing the long-term average growth rate as customary in the cash generating unit.

The recoverable amount of OFN was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 26%. The projected cash flows for the period exceeding five years is estimated using a fixed growth rate of 3% , representing the long-term average growth rate as customary in the cash generating unit.

The value in use for all cash-generating units is liable to change if any change occurs in the following key assumptions:

●	Discount rate.

●	Growth rate for the period exceeding the five budget years.

Discount rate - the discount rate reflects management's assumptions regarding each unit's specific risk. In determining the appropriate discount rate for each unit, the Company relied on the ten-year return on Government bonds

Sensitivity analysis of changes in assumptions: With respect to the assumptions used in determining the value in use as described above, management believes that there are no potential changes in the key assumptions detailed above which might lead to a significant increase in the carrying amounts of ILSB and OFN over their recoverable amounts.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6: - INX TOKEN LIABILITY

The number of INX Tokens that the Company has distributed as of December 31, 2021, or has an obligation to distribute as of December 31, 2020 is as follows:

	December 31,
	2021	2020
Founding shareholders:
Triple-V	9,435,939	9,435,939
A-Labs	4,550,000	4,550,000

	13,985,939	13,985,939

Private Placement	10,386,148	1,481,481
Investors - see Note 12	1,837,999	1,068,000
Issued in the Offering	93,409,410	10,256,128
Holders of convertible loans	2,690,623	2,690,623
Employees and service providers	9,944,263	1,215,000

Total	132,254,382	30,697,171

INX Token liability	$282,642	$24,106

On August 20,2020 the Company’s Form F-1 in connection with the Offering was declared as effective by the SEC.

On April 22, 2021, the INX Token Public Offering was completed. During the INX Token Offering, from August 2020 to April 2021, INX raised gross proceeds of $84,068 and sold 93,409,410 INX Tokens (excluding the 1,932,660 INX Tokens that were issued to certain Canadian investors - see below). Additionally, INX raised until December 31,2021 $7,622, and sold 10,386,148 INX Tokens through private placements, which were subject to a 6–12-month lockup.

INX paid $5,782 as issuance costs related to the Offering. In addition, INX has granted options to purchase 6,115,903 INX Token at an exercise price of $0.09 valued at $4,954.

In June 2021, it came to the attention of INX that during the INX Token Offering as it related to Canada, INX did not take certain steps that may be required under applicable Canadian securities laws. As a result, during July 2021 INX cancelled 1,948,483 INX Tokens that were sold to Canadian purchasers and refunded the $1,754 to such purchasers, representing the full purchase price of the INX Tokens.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6: - INX TOKEN LIABILITY (Cont.)

The fair values of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2021, are as follows:

	Discount rate	Number of INX tokens	Total fair value
Not subject to lock-up	0%	99,576,830	219,069,026
Subject to lock-up through April 2022	7.96%	13,148,864	26,774,948
Subject to lock-up through April 2023	20.74%	19,528,688	36,797,907
Total		132,254,382	282,641,881

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform. The fair value per INX Token as of December 31, 2021, for INX Tokens which are not subject to lock-up agreement was $2.2, based on the closing market price of the INX Token as of December 31, 2021. The level in the fair value hierarchy is level 1.

The fair value per INX token as of December 31, 2020, for tokens which are not subject to lock-up agreement was $0.90, based on the INX Token Offering price, at which INX tokens were issued to the public. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are risk free interest, in 2021, and 2020, volatility of 63.18% - 86.90%, 62.46%-81.48%, accordingly, and the period under the lock up. The level in the fair value hierarchy applied for such tokens is level 2.

In the years ended December 31, 2021, and 2020, the re-measurement to fair value of the INX Token liability in respect of INX Tokens resulted in an expense (unrealized loss) of $161,173 and $12,518, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

On December 14, 2021, our Board of Directors authorized our management to repurchase INX Tokens (the “Repurchased Tokens” ) from their holders as the management deems required or desirable for the benefit of the Company, provided that the aggregate purchase amount of Repurchased Tokens until December 31,2022 will not exceed US$ 5 million. Such repurchase shall be subject to the provisions of any applicable law and regulation and to the advice of our legal advisors.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 7: - INX TOKEN WARRANT LIABILITY

a.	Composition

	Year ended December 31,
	2021	2020
Obligation to issue INX Tokens to early investors	$-	$318
Warrants granted to employees and service providers	9,814	3,931

	$9,814	$4,249

b.	As part of equity financing agreements that took place in 2018, the Company has obligated to issue to the investors a number of INX tokens that will be determined pursuant to the results of the Offering. The Company have accounted for these obligations as derivative liabilities.

As of December 31, 2021, the Company issued to the investors an additional 769,999 INX Tokens. As of December 31, 2021, and 2020, the fair value of the related derivative liability, which was determined based on management’s assessment of the number of INX Tokens to be provided, amounted to $0 and$318, respectively.

c.	Warrants granted to employees and service providers:

As of December 31, 2021, the Company has granted to directors, employees and service providers, the warrant to purchase INX Tokens upon completion of the terms set in each warrant.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Tokens warrants:

Expected volatility of the token prices (%)	63% - 99%
Risk-free interest rate (%)	0.19% - 1.52%
Expected life of warrant (years*)	0.25 - 4
Exercise price	$0.01 - $2.11

*)	INX Token warrant granted with no expiration date were valued as the INX Token fair value.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 7: - INX TOKEN WARRANT LIABILITY (Cont.)

The liability for INX Token warrants to employees and service providers is presented at fair value based on the above inputs. The level in the fair value hierarchy is level 3. Token based compensation expenses in the years ended December 31, 2021, and 2020 amounted to $19,801 and $3,933, respectively.

d.	Movement during the year:

The following table presents the changes in the number of INX Tokens warrants and their weighted average exercise prices:

	2021		2020
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year	5,906,083	0.066	5,086,250	$0.016
INX Token warrants granted during the year	8,685,071	0.292	1,084,833	$0.286
Forfeited during the year	(512,933)	0.270
Exercised during the year (INX Token issued)	(8,437,360)	0.129	(265,000)	0.01

INX Token warrants outstanding at the end of year	5,640,861	0.52	5,906,083	$0.067

INX Token warrants exercisable at end of year (*)	3,947,861	0.13	398,762	$0.080

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8: - RELATED PARTIES

a.	Balances:

	December 31,
	2021	2020

Assets:
Receivable - funds held by related party	$15	$33
Loan to employees	1,015	-
Prepaid expenses	-	207

Total	1,030	240

Liabilities:
Account payables	56	16
Accrued bonuses	459	450
Payroll liability	74	-
INX Token liability	36,102	11,429
INX Token warrant liability	2,723	2,177
Convertible loans	-	52
Total	$39,414	$14,124

b.	Transactions (*):

	Year ended December 31,
	2021	2020	2019

Sales and marketing	$7,362	$549	$3
General and administrative	1,236	1,280	99
Fair value adjustment of INX Token and derivative liabilities	8,693	3,852	262
Total	$17,291	$5,681	$364

*)	Excluding benefit to key management personnel (See c below).

c.	Benefits to key management personnel:

	Year ended December 31,
	2021	2020	2019

Short-term benefits	$2,244	$1,412	$752
Share-based compensation	10,056	340	202
Token-based compensation	2,315	903	9
Fair value adjustment of INX Token and derivative liabilities	15,980	-	-

Total	$30,595	$2,655	$963

d.	Loans to Employees:

On December 31, 2021, the Company entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. The loans are non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to pay the officers income tax liability in respect of the warrants.

Subsequent to the end of the reporting period, a portion of each of the loans was repaid, and the Company determined to forgive the remaining balances of the Loans in order to comply with applicable laws and regulations.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 9: - CONVERTIBLE LOANS

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

Until 2018, the Company received $144, in consideration for the convertible loans and INX Tokens, of which $5 were attributed to the fair value of the INX Tokens. The fair value of the loans received until 2018, amounted to $93, resulting in an effective interest rate of 60% and the balance of $46, was attributed to the conversion option, which was recorded in equity.

In the years ended December 31, 2021 and 2020, interest and amortization of discount on the convertible loans amounted to $0 and $3, respectively.

On February 25, 2021, holders of Convertible loans exercised their right under their loan agreements and converted the outstanding amounts provided by them to the Company under such loan agreements into an aggregate of 956,333 Ordinary Shares of the Company.

NOTE 10: - PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office equipment & furniture	Leasehold improvements	Communication & equipment		Total
Cost:
Balance at January 1, 2021	35	-	-	-		35
Business combination	17	11	-	9		37
Additions	73	48	6	5		132
Balance at December 31, 2021	125	59	6	14		204
Accumulated depreciation:
Balance at January 1, 2021	3	-	-	-		3
Depreciation for the year	30	10	1	*	)	41
Balance at December 31, 2021	33	10	1	*	)	44

Depreciated cost at December 31, 2021	92	49	5	14		160
Depreciated cost at December 31, 2020	32	-	-	-		32

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Disclosures in respect of right-of-use assets:

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of between 3 and 5 years.

Land and buildings
Cost:
Balance as of January 1, 2021	-
Additions during the year:
New leases	654
Adjustments arising from translating financial statements from functional currency to presentation currency	13
Business combination	416

Balance as of December 31, 2021	1,083

Accumulated depreciation:
Balance as of January 1, 2021	-
Additions during the year:
Depreciation and amortization	96

Balance as of December 31, 2021	96

Depreciated cost at December 31, 2021	987

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Disclosures in respect of lease liability:

Land and buildings
Cost:
Balance as of January 1, 2021	-
Additions during the year:
New leases	654
Business combination	501
Lease payments	(68)
Interest expense	26
Adjustments arising from translating financial statements from functional currency to presentation currency	27

Balance as of December 31, 2021	1,140

Current Lease liabilities as of December 31, 2021, amount to $319.

NOTE 12: - EQUITY

Composition of share capital:

	December 31,
	2021		2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of GBP 0.001 par value each	100,000,000	15,955,875	100,000,000	13,639,451

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12 – EQUITY (Cont.)

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

A Qualified Financing was not consummated before April 25, 2020, and thus the funds raised under the SAFE were automatically converted into 312,849 Ordinary Shares at a price per share equal to the Default Price.

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

In the absence of a qualified financing during the 12 months’ period following the effective date of such Second SAFE in 2020, the Company converted the investment provided to it under the Second SAFE into an aggregate of 716,136 Ordinary Shares of the Company.

d)	Upon the closing of such Qualified Financing on September 13, 2020, the Company converted the investment provided to it under the Fourth SAFE into 165,654 Ordinary Shares of the Company. Such conversion reflected a price of $1.811 per share. Pursuant to the terms of the Fourth SAFE, upon the Fourth SAFE conversion, the investor under the Fourth SAFE received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $2.743 per share.

e)	Pursuant to the terms of the Second SAFE, upon the Second SAFE conversion, the investors under the Second SAFEs received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $1.953 per share.

f)	On September 13, 2020, Triple-V exercised the option that was granted to it under the Second SAFE dated August 30, 2019 between Triple-V and the Company, and the option that was granted to Mr. Shy Datika under the Second SAFE dated August 30, 2019 between Mr. Datika and the Company that was assigned to Triple by Mr. Datika, were exercised to an aggregate of 146,306 Ordinary Shares at a price of $1.953 per share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12: – EQUITY (Cont.)

f)	During 2021, several investors exercised the option that were granted to them under the second safe dated August 30,2019, into an aggregate amount of 268,179 Ordinary Shares at a price of 1.953$ per share. 254,524 are outstanding and can be exercised until August 30, 2022.

g)	On February 21, 2020, the Board of Directors of the Company approved an additional capital raise of up to $1,500 in the form of SAFE (the “Third SAFE”). The Third SAFE will be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $1.526 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds will automatically be converted at a price per share of $1.526. In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $1.696 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date of the agreement. An aggregate amount of $579 has been received by the Company pursuant to the Third SAFE in 2020, including $100 and $30 from Triple V and A-Labs, respectively. In March 2021, in the absence of qualified financing during the 12 months following the effective date of such Third SAFE, the Company converted the investment provided to it under the Third SAFE dated March 2020 into an aggregate of 379,593 Ordinary Shares of the Company at a price per share of $1.526.

h)	During 2021, several investors exercised the options that was granted to them under the Third SAFE dated August 30, 2019, to an aggregate of 115,661 Ordinary Shares at a price of $1.696 per share. 311,060 options are outstanding and can be exercised until March 31,2023.

i)	On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 621,375 Ordinary Shares. The new investor is also entitled to receive, for no additional consideration a warrant to purchase 596,659 Ordinary Shares of the Company, at a price of $2.514 per share, until the warrant’s first-year anniversary. On December 31, 2021 the new investor exercised the options that was granted to them, to an aggregate of 596,659 Ordinary Shares at a price of $2.514 per share. An amount of $1,500 received on January 4,2022.

k)	On September 30, 2020, the Company entered into an investment agreement with Awake Limited (the “Awake Agreement” and “Awake”, respectively). Pursuant to the Awake Agreement, awake invested in the Company $2,000 in consideration for 264,201 Ordinary Shares of the Company and 1,481,481 INX Tokens. The INX Tokens under the Awake Agreement are subject to Lock-Up Agreement for a period of 12 months. The Awake Agreement’s consideration was attributed to Ordinary shares and to INX Token liability, according to their fair value as of the date of the transaction, which amounted to $829 and $1,171, respectively.

NOTE 13: - SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the Company’s Board approved a resolution to reserve 417,000 Ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time.

The Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan” or the “Plan”) on February 22, 2021, and Company’s shareholders approved the Plan on March 18, 2021.

The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. Subject to certain capitalization adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to share awards under the Plan may not exceed 1,288,882 Ordinary Shares.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 13: – SHARE-BASED PAYMENT (Cont.)

b.	Share options and warrants granted to employees and service providers:

1.	Upon the adoption of a Share Ownership and Option Plan (the “Plan”) by the Company, certain employees received 586,261 options exercisable into Ordinary shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. On February 21, 2021, following to the adoption of the Plan, the Company granted to these employees 586,261 options at an exercise price of $0.319-$1.367 per share.

2.	In addition, pursuant to agreements with two certain officers of the Company, such officers are entitled to options (or to issuance of restricted shares) for 67,158 Ordinary Shares and 539,280 Ordinary Shares (or a smaller number of options if exercised on a cashless basis) subject to further approval of the Board and (in the event of issuance of restricted shares) to a customary reverse vesting agreement. The options are exercisable for a period 10 years from the date of grant.

3.	On March 25, 2021, the Company granted to two U.S. employees, effective as of April 1, 2021, options to purchase to purchase 403,710 Ordinary Shares of the Company at an exercise price of $11.13 per share, vesting period over 3 years.

c.	As of December 31, 2021, 382,878 options were exercisable. The Company has recorded expenses of $10,899 and $570 for the year ended December 31, 2021, and 2020, respectively.

d.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	Year ended December 31,
	2021	2020
Expected term (years)	10	10
Expected volatility	94%-94.67%	99.26%
Estimated exercise price	0.392-11.126	3.133
Risk-free interest rate	1.37%-1.71%	0.65%
Dividend yield	0	0

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 14: - COMMITMENTS AND CONTINGENCIES

1.	Engagement agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”):

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

In the years ended December 31, 2021, and 2020, the Company recognized compensation expense in connection with the A-Labs Agreement of $207 and $508, respectively. The compensation expense recognized was based on the extent of the services performed until the respective dates.

As of December 31, 2021, and December 31, 2020, the balance of prepaid expenses amounted to $0 and $258, respectively. The prepaid expenses balance as of December 31, 2020, includes additional advance payments of $143 paid to A-Labs during 2020.

As of July 28, 2021, the Company and A-Labs settled the outstanding payment A-Labs was entitled to per the A-Labs Agreement. In addition to previous payments per A-Labs Agreement, the company paid A-Labs on July 29, 2021 an additional cash payment of $1,001 and a granted A-Labs with an option to purchase 1,527,084 Tokens with a lock-up period of 24 months.

As of December 31, 2021 the Company and A-Labs finalized the consideration according to the agreement described above.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 14: - COMMITMENTS AND CONTINGENCIES (Cont.)

2.	Appointment of Directors:

Each of the Company Director will receive a monthly fee of $4 for the term of the engagement. Each Director will be entitled to receives an option to purchase 3,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of the grant, each month. As of December 31, 2021, a total grant of 119,000 to purchase INX Tokens. In addition, each Director will receive one-time payments of $1 in consideration for participation in any meeting of any committee of the Board.

3.	Agreement with Mr. Paz Diamant:

Pursuant to the Services Agreement with Mr. Paz Diamant dated July 6, 2020 which was replaced by an employment agreement between Midgard and Mr. Diamant, upon the adoption of a Share Ownership and Option Plan by the Company, Mr. Diamant was entitled to receive an option to purchase 67,158 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. The option shares should have vest over a period of five years, subject to the continuous engagement of Mr. Diamant with the Company. On March 15, 2022, such option was replaced by the grant of 607,698 restricted shares of Valdy (net number, exercised on a cashless basis) subject to reverse vesting.

4.	Agreement with Mr. Itai Avneri:

Effective January 4, 2021, Mr. Avneri and the Company entered into a Services Agreement (the “Avneri Services Agreement”), pursuant to which Mr. Avneri shall serve as Company’s Chief Operating Officer. The Avneri Services Agreement further envisions that Mr. Avneri will enter into an employment agreement with the Company.

Pursuant to the Services Agreement with Mr. Itai Avneri dated January 4, 2021 which was replaced by an employment agreement between Midgard and Mr. Avneri, Mr. Avneri was granted with an option to purchase 180, 000 INX Tokens at a price of $0.09 per Token and will be entitled to an option to purchase additional 180,000 INX Tokens upon the execution of an employment agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, Mr. Avneri was entitled to receive an option to purchase 539,280 Ordinary Shares of the Company, at a price per share equal to the fair value at the shares subject to vesting over a period of four years from the grant date, subject to the continuous engagement of Mr. Avneri with the Company. On March 15, 2022, such option was replaced by the grant of 4,428,434 restricted shares of Valdy (net number, exercised on a cashless basis) subject to reverse vesting.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 15: - OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has operating segments as follows:

1.	The brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	The digital assets segment - development and operation of an integrated, regulated solution for trading blockchain assets that includes a cryptocurrency trading platform, a security token trading platform and other services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total
	USD in thousands
Year ended December 31, 2021:

External customers	2,278	266	2,544
Inter-segment revenues	-	-	-

Total revenues	2,278	266	2,544

Segment income (loss)	254	(54,316)	(54,062)

Unallocated corporate expenses
Other expenses			(161,173)
Finance income (expense), net

Loss before taxes on income			(215.235)

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 15: - OPERATING SEGMENTS (Cont.)

c.	Additional information:

	Brokerage segment	Digital assets segment	Total
	USD in thousands
Year ended December 31, 2021:

Depreciation and amortization	48	219	267

	Brokerage segment	Digital assets segment	Total
	USD in thousands

As of December 31, 2021:

Segment assets	2,544	75,958	78,502

Segment liabilities	940	300,496	301,436

d.	Additional information about revenues:

Revenues from major customers which each account for 10% or more of total revenues as reported in the financial statements:

Year ended December 31, 2021
USD in thousands
Brokerage segment:
Customer A	$265
Customer B	252
Customer C	245
Customer D	$242

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 15: - OPERATING SEGMENTS (Cont.)

e.	Geographic information:

Revenues reported in the financial statements are attributed to the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, as follows:

Year ended December 31,
2021
USD in thousands

Israel	$911
Foreign countries	1,367

$2,278

NOTE 15: - EMPLOYEE BENEFIT EXPENSES

Short term employee benefits included in consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2021	2020	2019
Research and development
Short term benefit	$1,286	$738	$360
Share based compensation	1,105	255	-
Token based compensation	815	336	3

Sales and Marketing
Short term benefit	677	267	2
Share based compensation	2,809	171	106
Token based compensation	759	423	-

General and administration
Short term benefit	5,072	1,600	756
Share based compensation	6,985	144	96
Token based compensation	18,545	3,174	6

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 16: - TAXES ON INCOME

Tax rates applicable to the Group:

The Israeli corporate income tax rate was 23% in 2021, 2020 and 2019.

The principal tax rates applicable to the subsidiaries whose place of incorporation is outside Israel are:

A company incorporated in the U.S. - weighted tax rate of about 21% (Federal tax, State tax and City tax of the city where the company operates).

Companies subject to the U.S. federal tax reform (Tax Cuts and Jobs Act of 2017) – 9.99%.

Companies incorporated in England - tax rate of 19%.

A company incorporated in Gibraltar - tax rate of 12.5% ) 10% before August 1, 2021).

c.	Tax assessments:

The Company not received final tax assessments since it's incorporation. The subsidiary, ILSB, received final tax assessments through the 2016 tax year. The subsidiary, Midgard, has not received final tax assessments since her incorporation.

d.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $53,000 as of December 31, 2021. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

e.	Theoretical tax:

The difference between the tax benefit, assuming that all the losses in profit or loss were taxed at the statutory tax rate and the tax expense recorded in profit or loss is due to the operating losses for which deferred tax benefit has not been recognized.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17 : - FINANCIAL ASSETS

1.	Financial risk management objectives and policies:

The Company’s principal financial liabilities, other than derivatives, are comprised of loans and borrowings, payables and financial guarantee contracts. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company’s principal financial assets include loans provided, receivables, cash and short-term deposits that derive directly from its operations. The Company also holds available-for-sale investments and enters into derivative transactions.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks. The Company established a financial risk committee that advises to the senior management on financial risks and the appropriate financial risk governance framework for the Company. The financial risk committee provides assurance to the senior management that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and objectives. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken. The Board reviews and approves the policies for each of the risks summarized below.

2.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risks, such as share price risk and commodity risk. Financial instruments affected by market risk include, among others, loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

3.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates.

The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency).

4.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (primarily trade receivables and contract assets) and from its financing activity, including deposits with banks and other financial institutions, foreign currency transactions and other financial instruments.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17 : - FINANCIAL ASSETS (Con.):

5.	Trade receivables:

Credit quality of a customer is assessed based on a credit analysis and rating and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or credit insurance. As of December 31, 2021, the company had 21 customers that owed the Group more than $834 each representing about 4.7% of all the receivables outstanding.

6.	Financial instruments and deposits:

Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty. Counterparty limits are reviewed by the Board on an annual basis, and may be updated throughout the year subject to approval of the Group’s finance committee. The limits are set to minimize the concentration of credit risk and therefore mitigate loss through potential counterparty’s failure to make payments.

NOTE 18: - VALDY TRANSACTION

On March 31, 2021 the Company, the Company’s securityholders, PI Financial Corp. and Eight Capital (the “Co-Lead Agents”) and Valdy Investments Ltd. (TSXV: VLDY.P) (“Valdy”), a Capital Pool Company incorporated under the laws of British Columbia, Canada, and whose common shares were listed for trading on the TSX Venture Exchange (the “Exchange”) entered into a definitive securities exchange agreement, as amended on July 23,2021 and amended and restated on November 3, 2021 (the “Securities Exchange Agreement”). Since incorporation Valdy has not operated a business nor had any material assets other than cash. On November 16, 2021, the shares of Valdy were delisted from the exchange. Valdy has submitted their request to be listed on the NEO Exchange in Canada.

Pursuant to the terms of the Security Exchange Agreement, on January 10, 2022, Valdy acquired all the issued and outstanding securities of the Company from the Company Securityholders by way of a securities exchange, as follows:

(a)	Valdy acquired an aggregate of 15,955,875 the Company (excluding the INX Shares issued pursuant to the Concurrent Financing (the “INX Financing Shares”)) from the holders thereof, and issued to such holders consideration of an aggregate of 167,331,410 post-Consolidation Valdy Shares, being the product of the number of INX Shares acquired by the ratio of 10.4871348 Valdy Shares for each INX Share (the “Exchange Ratio”);

(b)	Valdy acquired an aggregate of 31,680,000 INX Financing Shares from the holders thereof and issued to such holders consideration of an aggregate of 31,680,000 post-Consolidation Valdy Shares;

(c)	the holders of INX Options surrendered for cancellation each INX Option held by them, and for each INX Option so surrendered, Valdy issued to such holder options to acquire post-Consolidation Valdy Shares (the “Valdy Consideration Options”) having terms equivalent to the surrendered INX Option with respect to exercise price, vesting conditions, and expiry date, but adjusted such that: (i) the number of post- Consolidation Valdy Shares issuable pursuant to the Valdy Consideration Option shall be the product of the number of INX Shares issuable pursuant to the INX Option and the Exchange Ratio; and (ii) the exercise price for each post-Consolidation Valdy Share issuable upon conversion of the Valdy Consideration Option shall be equal to the exercise price of the INX Option divided by the Exchange Ratio;

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 18: - VALDY TRANSACTION (Cont.)

(d)	the holders of common share purchase warrants which entitle the holder thereof to acquire one INX Share (the “INX Legacy Warrants”) surrendered for cancellation each INX Legacy Warrant held by them, and for each INX Legacy Warrant so surrendered, Valdy issued to such holder warrants to purchase post-Consolidation Valdy Shares (the “Valdy Consideration Warrants”) having terms equivalent to the surrendered INX Legacy Warrant with respect to exercise price, the number of post-Consolidation Valdy Shares issuable pursuant thereto, and expiry date, but adjusted such that: (i) the number of post-Consolidation Valdy Shares issuable pursuant to the Valdy Consideration Warrant shall be the product of the number of INX Shares issuable pursuant to the INX Legacy Warrant and the Exchange Ratio; and (ii) the exercise price for each post-Consolidation Valdy Share issuable upon conversion of the Valdy Consideration Warrant shall be equal to the exercise price of the INX Legacy Warrant divided by the Exchange Ratio; and

(e)	each warrant to purchase INX Shares issued pursuant to the Concurrent Financing (“INX Financing Warrant”), in accordance with its terms, became exercisable to purchase an equivalent number of post-Consolidation Valdy Shares at the same exercise price as the INX Shares to which such warrant was previously exercisable for, and such INX Financing Warrant otherwise continued to be governed in accordance with its terms.

On January 10, 2022, Valdy completed the Consolidation, following which, an aggregate of 5,124,740 Valdy Post-Consolidation Shares were issued and outstanding.

On January 10, 2022, the Transaction was completed, pursuant to which Valdy acquired all of the issued and outstanding securities of INX from the INX Securityholders by way of a securities exchange, in accordance with the terms and conditions of the Securities Exchange Agreement dated November 3, 2021, whereby its name was changed from “Valdy Investments Ltd.” to “The INX Digital Company, Inc.”.

On January 10, 2022, the INX Escrow Release Conditions were satisfied, and the Subscription Receipt Agent released the INX Escrowed Funds (less the balance of the INX Agents’ Commission and the reasonable costs and expenses of the Agents by INX) in amount of approximately $29,400 to the company, and each INX Subscription Receipt automatically converted into one INX Unit.

On January 22, 2022 “INXD” shares started to trade on the NEO Exchange.

NOTE 19: - SUBSEQUENT EVENT

1.	On March 31, 2022, The INX Digital Company (“Parent Company) Board of directors approved the executive employment agreement with Ms. Renata Szkoda (“Ms. Szkoda”) as the Chief Financial Officer of the Company and its affiliates, instead of Mr. Gadi Levin (“Mr. Levin”) effective as of May, 2022. Mr. Levin will continue service the company until the completion the of overlapping all responsibilities to Ms. Szkoda”.

2.

On March 31, 2022, our Board of Directors and the Board of Directors of our Parent (acting as our general meeting) approved certain changes to our Plan (including to the Plans’ US and Israeli Appendices) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens (collectively, “Token Awards”) pursuant to the provisions of the Plan. The Plan provides for the grant of Token Awards to employees, directors and consultant who are Gibraltar citizens and others who are not Gibraltar citizens and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of Token Awards to such non-Gibraltar grantees.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference)
1.2	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect (Previously filed as Exhibit 1.2 to the Company’s Form 20-f (File No. 333-233363), filed on April 19, 2021 and herein incorporated by reference)
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1 (File No. 001-33332), filed on August 12, 2020 and herein incorporated by reference)
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
4.1*	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1 (File No. 333-233363), filed on August 19, 2019 and herein incorporated by reference)
4.2*	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.6*	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference)
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.8*	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.9*	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.10*	Amended and Restated letter of invitation, dated June 25, 2018, between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.11*	Letter of Invitation, dated July 10, 2018, between Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.12*	Letter of Invitation, dated September 21, 2018, between Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)

4.13	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.14*	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.15*	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1 (File No. 001-33332), filed on August 19, 2019 and herein incorporated by reference)
4.16*	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference)
4.17*	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1 (File No. 001-33332), filed on September 26, 2019 and herein incorporated by reference)
4.18*	Consultancy and Employment Agreement dated January 1, 2021 between Douglas Borthwick and INX Digital, Inc. (previously filed as Exhibit 10.43 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference)
4.19*	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1 (File No. 001-33332), filed on December 20, 2019 and herein incorporated by reference)
4.20*	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.21*	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.22*	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1 (File No. 001-33332), filed on April 23, 2020 and herein incorporated by reference)
4.23*	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.24	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1 (File No. 001-33332), filed on August 3, 2020 and herein incorporated by reference)
4.25*	Services Agreement, dated December 24, 2020, between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1 (File No. 001-33332), filed on March 30, 2021 and herein incorporated by reference)
4.26

Amended and Restated Securities Exchange Agreement dated, November 3, 2021, among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital (previously filed as Exhibit 99.2 to the Company’s Form 6-K (File No. 333-233363), filed on November 4, 2021 and herein incorporated by reference)

4.27#*	Letter of Invitation, dated December 13, 2021, between Hilary Kramer and INX Limited
4.28#*	Letter of Invitation, dated February 3, 2022, between Demetra Kalogerou and INX Limited
4.29#*	INX Limited Share and Token Ownership and Award Plan, as amended on March 31, 2022
4.30#*	INX Limited Restricted Token Grant Notice and Restricted Token Agreement
11.1	List of subsidiaries of the Registrant (previously filed as Exhibit 11.1 to the Company’s Form 20-F (File No. 333-233363), filed on April 29, 2021 and herein incorporated by reference).
12.1#	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

#	Filed herewith
*	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report filed on its behalf.

INX LIMITED

Date: May 2, 2022	By:	/s/ Shy Datika
Shy Datika
President and CEO