Form 20-F
period 2022-12-31
INX Ltd
filed 2023-05-01
CIK 1725882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

57/63 Line Wall Road

Gibraltar, GX11 1AA

(Address of principal executive offices)

Shy Datika

57/63 Line Wall Road

Gibraltar, GX11 1AA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: INX Tokens

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 47,635,875 ordinary shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes    ☐    No  ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow. Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐   No    ☒

i

ii

GENERAL INFORMATION

Unless indicated otherwise by the context, all references in this report to “INX Limited”, the “Company”, “our Company”, “we”, “us”, “our” or the “Registrant” are to INX Limited and its subsidiaries.

EMERGING GROWTH COMPANY

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable to public companies that are not emerging growth companies. For example, we have elected to rely on the following exemptions:

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

We may take advantage of the exemptions available for emerging growth companies for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of the ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all of these reduced burdens.

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this report our audited consolidated financial statements as of December 31, 2022. Our consolidated financial statements appearing in this report are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

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

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this annual report with respect to our business, financial condition and results of operations are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this annual report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to continue to develop our trading platforms as contemplated;

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings;

●	changes in how we are taxed;

●	the lack of any existing marketplace for blockchain assets;

●	our lack of a long operating history;

●	the impact of competition and new technologies;

●	our ability to obtain government regulations and approvals;

●	industry developments affecting our business, financial condition and results of operations;

●	our ability to cooperate with third party collaborators, including contractors for the design, development and implementation of our trading platform infrastructure;

●	our operating performance and cash flow, or lack thereof;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this report generally.

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

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED].

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Investing in INX Tokens or indirectly in the Company by way of purchasing shares of our sole shareholder, The INX Digital Company Inc. (the “Parent Shares” and the “Parent” or “TIDCI”, respectively) involves a high degree of risk. Our businesses face significant risks and uncertainties. You should carefully consider the risks we describe below, along with all of the other information set forth in this annual report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens or Parent Shares. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to initiating or maintaining an investment in any INXS or the Parent Shares. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INXS or Parent Shares could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INXS or the Parent Shares.

You may lose all monies that you spend initiating or maintaining an investment in INXS or indirectly investing in the Company, by purchasing the Parent Shares. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens or investing in the Company, we strongly urge you not to purchase any INX Tokens nor invest in the Company. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this report. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the INX Token sale.

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

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. You should read and carefully consider these risks and all of the other information in this report, including the financial statements and the related notes included elsewhere in this report, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

●	The crypto market was negatively impacted by the growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies.

●	We may not be able to continue development of the INX Digital, Inc. (“INXD”) and INXS trading platforms as contemplated or at all, or continue to receive the regulatory approvals necessary to operate our business as currently contemplated.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	The prospect of INX Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	The price of INX Tokens is subject to substantial volatility.

●	The market for trading blockchain assets is still in the early stages of development and we expect to face intense competition from both regulated and unregulated blockchain asset trading platforms.

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses and negative cash flows from operations since inception

We have incurred operating losses since our inception and have an accumulated a net deficit of $36.6 million. In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

We may need additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, it may impair our growth or adversely impact our operations.

We may need to raise additional capital to continue to expand our operations, pursue our growth strategies, fund needed capital expenditures, and to respond to competitive pressures. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our operations. We may be required to accept terms that restrict our ability to incur additional indebtedness or require us to maintain specified liquidity or other financial ratios or other terms that may not be in the best interests of our stockholders. The failure to obtain additional debt or equity financing on satisfactory terms could materially and adversely affect our financial condition, results of operations and business plans.

Risk of increased losses or impairments in our investments could have an adverse effect on our financial condition.

We hold significant investments in marketable debt securities such as corporate and municipal bonds and notes. The fair value of these financial instruments may be negatively affected by multiple factors including a downgrade of the credit rating or negative publicity of the issuer, market conditions, fiscal policy, geopolitical restrictions and sanctions, among others. Decrease in the fair value of these investments or distressed sale prior to the maturity at a price significantly below par value may negatively impact our shareholders’ equity and the Company’s financial position.

Risks Related to Regulation, Information Systems and Privacy Matters

We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

Any platform that brings together purchasers and sellers of digital assets that are characterized as securities in the U.S. is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (or ATS).

The INX Securities trading platform is a registered broker-dealer and FINRA member that operates an SEC-recognized alternative trading system, and the INX Digital trading platform is licensed, or otherwise qualified, to operate as a money transmitter in 43 U.S. states, plus Washington D.C. and Puerto Rico. In the future, we may seek to obtain money transmitter licenses or otherwise become qualified to operate in additional U.S. states. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC. However, there can be no assurance that our platform will qualify for additional registrations that we may seek in the future, with the SEC, FINRA, U.S. state regulators and various other regulatory bodies, both in the U.S. and in other countries.

While we take precautionary actions to prevent unauthorized access to our platform in the U.S. states in which we are not licensed to operate as a money transmitter, such as the use of geofencing in our system (which disallows sign in if an individual is located in a state in which we are not registered) and a review by our customer support team to verify the location of the user, in the event that an individual in a jurisdiction in which we are not licensed to operate is able to access the INX Digital trading platform, we could be deemed to have facilitated a transaction in a jurisdiction which we are not licensed to operate. If such an event occurs, we could be subject to significant monetary penalties, censure or other actions, which could have a material and adverse effect on us.

In addition, while we do not believe that the INX Digital trading platform is a securities exchange or ATS or is part of an unregistered exchange mechanism, regulators may determine that this is the case, and we would then be required to register as a securities exchange or qualify and register as an ATS. Any determination that we operate or have operated an unregistered exchange, unregistered broker-dealer or unregulated clearing agency could have a material adverse effect on us.

We obtain and process sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

Various local, state, federal laws and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business.

In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. In the United States, non-sensitive user data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or additional required “opt-outs” were to be adopted in the United States, less data may be available, and the cost of data likely would increase.

As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results.

We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, facial recognition data (from scanning of photographs for identity verification), trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand, including through our acquisition of, and investment in, other companies and technologies. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data. All data that is collected is stored and retained in conjunction with applicable state laws and SEC recordkeeping requirements under SEC Rule 17a-4.

We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures, or the security measures of companies we acquire, may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. We could be the target of a cybersecurity incident, which could result in harm to our reputation and financial losses. Additionally, our customers have been and could be targeted in cybersecurity incidents like an account takeover, which could result in harm to our reputation and financial losses. Additionally, privacy and data protection laws are evolving, and these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings. Our future success depends on the reliability and security of our platform. To the extent that the measures we, any companies we acquire, or our third-party business partners have taken prove to be insufficient or inadequate, or to the extent we discover a security breach suffered by a company we acquire following the closing of such acquisition, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.

The Company’s policies or procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements

The Company conducts KYC and anti-money laundering (“AML”) for every user it onboards onto its platform, regardless of whether that customer wishes to trade cryptocurrencies or security tokens. As part of that onboarding process, the Company uses a third-party provider to check the user against numerous lists, including the OFAC sanctions list. User due diligence is performed at the time of onboarding before the account is opened and before funds or assets are deposited into the user’s account on the trading platform. When a potential customer wants to open an account with the Company, he or she completes the online investor application and submits this information for review. Upon submission, the customer’s data is entered into our third-party service provider for verification against various sanctions lists like OFAC sanctions list and software-defined networking (“SDN”) for AML purposes. In addition, there is also a physical review of all the information by a customer specialist to confirm compliance with KYC checks and verifications. Upon successfully passing the AML/KYC process, and acknowledging applicable agreements, the account would be deemed approved and eligible for trading.

To the extent reasonable and practicable, we ensure that we have a reasonable belief that we know the true identity of our customers by using risk-based procedures to verify and document the accuracy of the information we receive about our customers. Using manual and/or automated tools, our team analyzes the information obtained to determine whether the information is sufficient to form a reasonable belief that we know the true identity of the customer.

As stated above, the Company verifies user identity through proof of identification and proof of address documentation, with the intention of forming a reasonable belief that we know the identity of the customer and that they are who they say they are. The Company uses a third-party provider, Onfido, to process identity checks and verify their validity. The Onfido identity document check consists of a visual image scan, which analyzes identification documents to verify that they are valid. Onfido also identifies whether the identification document has been recorded as lost, stolen or compromised (i.e., through tampering, forgery and fraud). The Company may ask for further documentation from users through an enhanced due diligence process if it deems this necessary in order to comply with its regulatory requirements.

The Company collects information about each individual such that we can reasonably determine who the customer is and the nature of their business with the Company. Such information is collected during the onboarding process where the applicant is requested to complete the “Personal Profile” section, which includes questions in relation to their:

●	Employment: for example applicants are required to declare, amongst others, if they are a politically exposed person;

●	Financials: for example applicants are required to declare, amongst others, their net income and net worth; and

●	Investment experience: for example applicants are required to declare, amongst others, their risk tolerance and investment goals.

Additionally, all users are subject to screening as part of the onboarding process. Screening is currently done via Onfido. Onfido uses the customer’s proof of identification to perform screening, including OFAC screening, by gathering data from diverse government sources, international regulators and law enforcement agencies and watchlists, which will scan for known or suspected entities and individuals who are associated with money laundering, terrorism, financial fraud, arms proliferation, drug trafficking or are politically exposed persons. Depending on the Onfido screening findings, if any, the INX team will perform the necessary reviews and escalate as per our defined processes.

A person who tries to initiate the onboarding process from a restricted jurisdiction, due to unauthorized location, sanctioned country or otherwise identified through geofencing, will not be allowed to continue the onboarding process and will get a notification explaining that the person applied cannot invest with the Company and cannot open an account on the platform.

Although we have implemented controls and are working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that we will not inadvertently provide access to our products and services to unauthorized or sanctioned parties or jurisdictions in the future.

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

The U.S. regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

INX Securities, LLC (“INXS”) is registered with FINRA and the Securities and Exchange Commission (“SEC”) as a broker-dealer authorized to operate as an ATS that is allowed to facilitate the trading of security tokens in compliance with the SEC’s “Three-Step Process.” Additionally, INXS is registered in all 50 U.S. states, the District of Columbia, and Puerto Rico, and is also permitted to act as the broker-dealer of record in primary offerings for traditional and digital securities. As such, the Company has implemented policies, processes, rules and procedures that govern the issuance and trading of security tokens on the INXS ATS.

However, there is still significant uncertainty regarding the application of federal and state laws to the issuance and trading of crypto assets, including regulations governing the conduct of market intermediaries to the trading of crypto assets that are securities.

In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

Also, as firms in the financial services industry have experienced increased scrutiny in recent years, such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC, state securities regulators and other U.S. regulatory agencies.

If we fail to qualify with any of these authorities, we may be unable to execute on, or be forced to cease operations contemplated under, our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. This is even more so due to market conditions and recent growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether. See “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by INX Trading Solutions, (“INX Trading Solutions” means the business conducted by the Company in the United States, which includes the INX Digital, Inc. (“INXD”) trading platform, the INXS trading platform, and other related business activities), and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in INX Tokens and the Company.

We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INXS ATS, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of any failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impair our profitability.

We are subject to an extensive and highly-evolving regulatory landscape world-wide and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

The markets for digital securities and cryptocurrencies are still new and rapidly emerging. As such, the Company is subject to an extensive and highly evolving regulatory landscape. The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems (“ATS”), crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, counter-terrorist financing and others.

Many of these legal and regulatory regimes were adopted prior to currently available advanced technologies. As a result, some applicable laws and regulations world-wide do not contemplate or address unique issues associated with the digital securities and cryptocurrencies, and are subject to significant uncertainty, and vary widely across U.S. federal, state, and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

This complexity and evolving nature of the Company’s business and the significant uncertainty surrounding the regulation of the digital securities and cryptocurrencies requires us to exercise our best judgment as to whether certain laws, rules, and regulations apply to the Company’s business, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have misinterpreted any such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect the Company’s business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, European Union legislation imposing additional regulatory requirements in relation to crypto-related activities is expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union.

Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, European Union legislation imposing additional regulatory requirements in relation to crypto-related activities is expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

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

Other jurisdictions are still researching the subject. In September 2017, the Swiss Financial Market Supervisory Authority (“FINMA”) issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. On February 16, 2018, FINMA publicly announced ICO guidelines. In December 2018, the Swiss Federal Council adopted a report on the legal framework for blockchain and distributed ledger technology in the financial sector. In March 2019, the Federal Council initiated consultation with regard to specific amendments to federal law for the purpose of adapting federal law to developments in distributed ledger technology. For additional information see “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

Moreover, we offer and may in the future offer products and services whose functionality or value depends in part on our management of token transaction smart contracts, asset tracking, or other applications that provide novel forms of customer engagement and interaction delivered via blockchain protocols. We may also offer products and services whose functionality or value depends on our ability to develop, integrate, or otherwise interact with such applications within the bounds of our legal and compliance obligations. The legal and regulatory landscape for such products, including the law governing the rights and obligations between and among smart contract developers and users and the extent to which such relationships entail regulated activity is uncertain and rapidly evolving. Our interaction with those applications, and the interaction of other blockchain users with any smart contracts or assets we may generate or control, could present legal, operational, reputational, and regulatory risks for our business.

Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty that we try to mitigate by adopting measures that do not necessarily apply to the Company’s current business operation (see for example segregation of assets). There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. Certain products and services offered by us that we believe are not subject to regulatory oversight or are only subject to certain regulatory regimes.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction. The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect the business or operations of the Company.

While we have implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

We cannot assure that our policies and procedures in place to comply with applicable complex and evolving laws, regulations, and rules will always be effective, which could have a negative impact on our business operations.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment, maintenance, and scaling of our compliance, audit, and reporting systems to continuously keep pace with our customer activity and transaction volume, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures are and will always be effective or that we have been and will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Certain crypto assets in which we may in the future facilitate trading may be subject to regulatory authority by the CFTC. Any fraudulent or manipulative activity in a crypto asset occurring on our platform could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that certain crypto assets may fall within the definition of a “commodity” under the Commodity Exchange Act (“CEA”). As a result, the CFTC would have general enforcement authority to police against manipulation and fraud in at least some crypto asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.

Certain transactions in crypto assets may constitute “retail commodity transactions” subject to regulation by the CFTC as futures contracts. If crypto asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2020, the CFTC adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations.

Particular crypto assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a crypto asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, registrations and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including registrations of entities engaged in, and platforms offering commodity interest transactions. This CFTC authority extends to crypto asset futures contracts and swaps, including transactions that are based on current and future prices of crypto assets and indices of crypto assets. To the extent that a crypto asset in which we facilitate or facilitated trading or transactions in a crypto asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in crypto asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.

Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on single securities and narrow-based indices of securities. If a crypto asset is deemed to be a security, certain transactions referencing that crypto asset could constitute a security-based swap. A crypto asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves crypto assets, could also constitute a security-based swap. To the extent that a crypto asset in which we facilitate or have facilitated trading or transactions in a crypto asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.

If the Company fails to properly characterize a digital asset listed for trading under applicable securities laws, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

The SEC and its staff have taken the position that many digital assets fall within the definition of a “security” under the U.S. federal securities laws. The SEC has stated that the characterization of a digital asset as a security or non-security should be made by application of the Howey test, which provides a multi-factor analysis for determining whether a digital asset is a security, as well as other case law and reports, orders and statements issued by the SEC which provide guidance on when a digital asset should be treated as a security for purposes of US federal securities laws.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration.

The Company has developed specific criteria and follows its policies and procedures to analyze  whether a digital asset could be deemed a “security” under applicable laws prior to listing such asset on the INXD trading platform. The Company’s policies and procedures do not constitute a legal standard, but rather represent the Company-developed model, which it uses to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of the conclusions, the Company could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently traded on our INXD platform is a “security” under applicable laws.

The policy reviews a variety of factors for each listing, including applying such review as it relates to the Howey test. The policy considers, among other things, the use, purpose, and specific features of each crypto asset being considered. Once all of these assessments are completed and internally approved by the relevant members of Company management, the assessment is reviewed and approved by the INXD Board of Directors.

The Company will only approve a listing that it reasonably determines is not used to circumvent laws and regulations or that may facilitate the obfuscation or concealment of a customer’s or counterparty’s identity. Additionally, the Company will only approve cryptocurrencies that it reasonably determines, using the above-described procedures, are not crypto assets that fall under the jurisdiction of securities regulations in the U.S. and may seek the guidance of outside legal counsel in this determination. The Company will only permit the trading of a crypto asset consistent with relevant consumer protection standards and that do not jeopardize INXD’s safety and soundness as a going concern.

The Company believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance. However, it recognizes that the application of securities laws to the specific facts and circumstances of crypto assets may be complex, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws.

There can be no assurances that we will properly characterize any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the subject, were to determine that a supported crypto asset currently offered, sold, or traded on our INXD platform is a security, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Further, if Bitcoin, Ethereum, or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities.

Adding crypto assets to, or removing from our platform

The Company has a policy and process in place for adding new crypto asset securities and cryptocurrencies for listing or trading on its platform. The Company’s legal and compliance teams, in cooperation with the Chief Compliance Officer, evaluate the legal, compliance, technology, cybersecurity, and operational risks with respect to listing a cryptocurrency. The evaluation is done in the form of a due diligence checklist, upon which the above parties have to signify approval, and once this is done, the checklist is then sent to the Board of Directors of INXD, for a final review and approval.

More specifically, the relevant risk areas that INXD takes into consideration regarding each cryptocurrency include the overview and history, roadmap, business purpose, usage, distribution and concentration, regulation, compliance obligations, Howey Test triggers, risk assessment, token type, white paper, blockchain type, engineering, security and code, prototype, consensus process, network, operating costs, supply, rewards and penalties, development team, and operations.

Adding the Millennium Sapphire, Compound and Aave Tokens to our platform

Regarding the listing of the Millennium Sapphire Security Token (“MSTO”) to our ATS for trading, MSTO first signed a listing agreement with INX and provided due diligence items requested by the Company, pursuant to INXS’ listing policy. Following review of all relevant documents submitted, INXS verified that the primary offering was done in compliance with the exemptions for registration under Regulation D and Regulation S of the Securities Act of 1933 which are specifically noted in the INXS Membership Agreement as valid primary exemptions for which INXS can provide secondary market trading services. INXS reviews and signs off on all due diligence and listing agreements, including those of MSTO. As part of additional due diligence, and since neither INXS, nor any of its affiliated entities, minted the security tokens, INXS integrated the ATS settlement flow with MSTO’s ownership record holder (the “Digital Registrar”). A Digital Registrar maintains books and records for security token issuers similar to the functions of a transfer agent in the United States. Once this integration was tested and implemented, the security token was made available for trading on the ATS.

Regarding the addition of the Compound and Aave tokens to our crypto asset trading platform, the Company respectfully advises the Staff that it followed the same procedures described in the response to comment 3 above in determining to add these tokens to our trading platform.

As we continue to expand our business and customer base outside the United States, we may be vulnerable to risks related to unauthorized or impermissible customer access outside of the jurisdictions in which we operate, which may result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer services on a cross-border basis. For instance, financial regulators outside the United States have increased scrutiny of crypto asset exchanges over time, such as by requiring crypto asset exchanges operating in their local jurisdictions to be regulated and licensed under local laws.

Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in one jurisdiction may influence other jurisdictions and any such development may be extended to additional services and other jurisdictions. As a result, risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another jurisdiction or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty and increased expenses adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses engaging in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

Although the Company monitors closely the above mentioned risks and takes proactive steps to mitigate them, any breach or unauthorized customer access to products and services outside jurisdictions in which we operate could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators.

Use of digital engagement practices (“DEP”) designed to engage with retail investors and provide educational tools

Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable, and engaging. We must also expand our products and services, and offer competitive prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged.

Used responsibly, DEPs provide significant benefits to retail investors, including enhanced access to customized products and services, lower costs, access to a broader range of products, better customer service, and improved compliance efforts leading to safer markets. Certain DEPs also raise potential risks, highlighting the need to ensure investor protection in connection with their use. The existing regulatory regime, however, addresses firms’ use of DEPs, preserving their well-documented benefits, while appropriately managing potential risks and conflicts.

Specifically, the primary intersection between DEPs and our current regulatory regime are in two discrete areas:

●	communications to retail investors (educational, informational, advertising, and marketing); and

●	potential recommendations (i.e., personalized investment advice) to retail investors.

FINRA’s communications (and related) rules and guidance cover the former, and the SEC’s Regulation Best Interest (“Reg BI”) covers the latter. The Company believes that the existing federal securities laws and regulations, and FINRA rules, are sufficient to fulfill the SEC’s investor protection and market integrity missions with respect to DEPs.

The genesis and growth of DEPs in the securities industry today reflect the manner in which retail investors increasingly engage in every aspect of their lives, that is, digitally, online, and interactively, using the latest technologies and platforms. It is also driven, in part, by the manner in which many retail investors now choose to transact and invest, that is, on a self-directed basis (distinct from the model of receiving recommendations from a dedicated financial advisor). Many retail investors want to make their own investment decisions and manage their own investment risks, including market risks, product complexity, leverage, margin, and trading frequency. Regardless, for all retail investors, DEPs provide the latest technologies, tools, information, data, and education to facilitate and enhance their investment experience. DEPs can also offer retail investors a simplified, easily understandable path to effective financial planning and financial literacy at their digital fingertips. Firms’ use of DEPs helps meet the demand of retail investors to engage and transact in the manner of their choosing. In meeting that demand, DEPs not only strengthen existing client relationships, but also have been appropriately credited with improving investor access and opportunity on the latest investment platforms, resulting in a significant, well-documented increase in retail investor participation in the capital markets.

In fact, DEPs are providing new useful channels for delivering investor education tools and resources to retail investors. Retail investors are better educating themselves about the risks and features of prospective products and services, and ultimately, transacting in a manner that is consistent with their investment goals and risk tolerance. Relevant studies support the view that effective DEP communications can help retail investors make more responsible decisions and ultimately improve their financial outcomes.

Investor protection is paramount to our retail customers. Accordingly, the Company is cognizant of the potential risks associated with certain DEPs and the need to ensure investor protection in connection with their use. While DEPs have the potential to encourage beneficial investor behavior, certain DEPs may have the potential to encourage retail investors to transact in a manner that may be inconsistent with their investment goals or risk tolerance. As the Commission notes, some have also expressed concerns that certain DEPs may encourage frequent trading, options trading, trading on margin, and trading in complex securities products. The Company is not involved with any of the foregoing practices.

To date, the Company does not have any sophisticated digital engagement processes to engage retail customers. The Company allows pop-ups on its website, utilizes user contests such as a recent World Cup contest amongst platform users, email marketing, and social media posts to bring attention to potential users on the Company platform. The Company provides FAQs with videos and tutorials to develop and provides investment education tools.

INX acknowledges the need to address these potential conflicts. DEPs should never mislead clients and should always present information in a manner that is fair and balanced. It is important to note, however, that these potential conflicts are not new to the industry. In fact, they are the same potential conflicts that arises in connection with any medium or form of firm communication or engagement with a client. DEPs are merely a different medium or form. And, as discussed further below, DEPs are already subject to the same compliance and regulatory obligations that the firm owes with respect to every other communication or engagement with a client, including full disclosure of all relevant risks. Preserving individual retail investors’ interest in autonomy, preference, choice, and access to new investment opportunities, which DEPs may facilitate, is essential to ensuring that these investors have the means to effectively manage their short- and long-term financial objectives, and their wealth generally.

As discussed further below, assuming firms are meeting their compliance and regulatory obligations with respect to DEP use under the current regulatory regime, there is no new or different regulatory interest in preventing or limiting firms from using DEPs to facilitate the trading activities and investment experiences in which these retail investors have chosen to engage.

For broker-dealers, these provisions include, without limitation:

●	The anti-fraud provisions of the federal securities laws and FINRA rules;

●	Account opening, KYC, and other due diligence approval obligations;

●	Standard of conduct;

●	Disclosure obligations;

●	Reporting and other financial responsibility requirements;

●	Communications with the public rules;

●	Supervision obligations and insider trading procedures;

●	Recordkeeping obligations;

●	Customer complaints; and

●	Privacy and cybersecurity.

The foregoing overview of select rules and regulations, as well as additional regulatory obligations, demonstrate the comprehensive nature of broker-dealer regulation generally, as well as the specific regulations relevant to the use of DEPs and related tools and methods today.

With respect to educational and informational communications to retail investors, as noted above, INX provides FAQs with videos and tutorials to develop and provide investment education tools. Recently, the Company published “The INX Way,” which provides insight to retail investors regarding security tokens and the basic concepts and foundations of this new innovative financial product.

As discussed above, retail investors derive significant benefits from tools that deliver education and information about financial services and products. All educational and informational communications, like all communications generally, must be fair, balanced, and not misleading under our existing regulatory regime. Retail investors are already well protected by these laws and rules.

With respect to advertising and marketing communications to retail investors, such communications are likewise already addressed by the existing ruleset. FINRA’s communications rules already apply to all forms of electronic, hard copy, and other means of advertising and marketing communication, and readily cover DEPs. DEP-related advertising and marketing communications should continue to be subject to, and regulated by these well-established, existing regulatory standards.

Our use of DEPs may be impacted by current and potential future regulations, which may adversely affect our business, operating results and financial condition.

Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform, which is done in part by the use of DEPs. While DEPs have the potential to encourage beneficial investor behavior, certain DEPs may have the potential to encourage retail investors to transact in a manner that may be inconsistent with their investment goals or risk tolerance.

The genesis and growth of DEPs in the securities industry today has led to increased SEC scrutiny in the way companies utilize DEPs, including the risk that certain DEPs may encourage frequent trading, options trading, trading on margin, and trading in complex securities products. Current and future regulations regarding the use of DEPs may subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

There is a risk that, as we expand, we may assume liabilities for breaches experienced by any companies we acquire. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail, to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal data, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

Risks Related to Blockchain Assets

Our ability to continue to develop our trading platforms faces operational, technological and regulatory challenges and we may not be able to continue to develop this business as contemplated.

We may not be able to continue to develop the platforms as contemplated by our business model. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any profits from our business.

The structuring and maintenance and further development of our trading platforms could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our platforms are complex and their maintenance and further development requires the integration of multiple technologies and the development of software.

There can be no assurance that our platforms will gain the acceptance of customers or other market participants. Because blockchain asset trading is still in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

While the trading platform of INXS is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and that the INXD trading platform is licensed as a money transmitter in certain states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries, including Israel. We are licensed or otherwise qualified to operate as a money transmitter in 43 U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more U.S. states by the end of 2023. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

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

Because distributions to the INX Token holders are dependent on our cash flow, our failure to continue to develop the Company platforms, failure of the platforms to gain regulatory approvals or failure of the platforms to gain acceptance may prevent us from paying a distribution to the INX Token holders. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render INX Tokens worthless.

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

The digital assets industry is highly innovative and rapidly evolving, with frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Although we strongly believe that our key competitive advantage is the ability to offer digital assets and security tokens on a single trading platform and within a regulated and fully transparent environment as a public company, we expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing service offerings. We compete against a number of companies that focus on traditional financial services and those that focus on blockchain-based services.

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

Our main competitors fall into the following categories:

●	traditional financial technology and brokerage firms that have entered the crypto asset market in recent years and offer overlapping features targeted at our customers; and

●	companies focused on the crypto asset market, some of whom adhere to local regulations and directly compete with our platform, and many who choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends, support a greater number of crypto assets, and develop new crypto-based products and services due to a different standard of regulatory scrutiny.

Many of these competitors have greater financial, marketing, technological and personnel resources than we do. In addition, many of our competitors may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.

In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, have resulted in our customers transferring significant funds and crypto assets to unregulated or less regulated competitors. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which unregulated or less regulated competitors have not had to incur.

Many innovative start-up companies and larger traditional financial services companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer blockchain-based services in the future as the industry gains adoption.

Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:

●	the ability to trade crypto assets and offer products and services that we do not support or offer on our platform (due to constraints from regulatory authorities, our banking partners, and other factors) such as tokens that constitute securities or derivative instruments under U.S. or foreign laws;

●	greater name recognition, longer operating histories, larger customer bases, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	greater resources to make acquisitions;

●	larger and more mature intellectual property portfolios;

●	established core business models outside of the trading of crypto assets, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

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

The viability of our business is dependent on the availability of adequate capital to develop and maintain our business and meet our regulatory capital requirements. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If our business does not attract clients and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms.

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

Our securities business exposes us to capital requirements and regulatory risk.

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

We may be unable to maintain minimum net capital that meets regulatory requirements. Further, our commitment to maintain the Cash Fund or other regulatory reserves may limit our ability to invest in our future growth.

As a broker-dealer, we must maintain minimum net capital that satisfies the requirements under Rule 15c3-1 under the Exchange Act. Depending upon our future business activities, we may become subject to additional capital requirements in the United States or other foreign jurisdictions in which we may conduct business in the future.

 In the U.S., we have obtained licenses to operate as money transmitters (or the equivalent in the states where such licenses or equivalent are required to conduct our business), as well as in the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to, among other things, capital requirements including the net worth of our subsidiary, INXD.

Current and future regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to carry on or expand our operations or may result in higher than anticipated costs for financing our operations.

In addition, we have established a Cash Fund, as defined below, by reserving 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund” or “Reserve Fund.” The Cash Fund is intended to provide additional protection to our customers and maintain the financial stability of the Company.

In addition, we invest a significant level of resources in the continued development and operation of our trading platform and the development of our service offering. We cannot guarantee that we will have or will maintain sufficient funding to continue investing in our business and successfully execute our business plan.

If our reserves are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

There can be no assurance that we will have sufficient assets or that we will be able to obtain and maintain liability insurance on acceptable terms or with adequate coverage to cover our liabilities.

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. To mitigate this risk, we have established a Cash Fund by reserving 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company utilizes the Cash Fund only in response to these events. However, the Cash Fund may be insufficient to cover all losses associated with significant liability claims. Further, the Company does not plan to replenish the Cash Fund after our initial public offering and after it has been used for these purposes.

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

Risks to customers’ assets in the event of insolvency or bankruptcy of any INX entity

Customer custodial assets represent restricted funds maintained in segregated accounts that are held in accounts for the exclusive benefit of customers. The Company holds liquid assets, as defined by applicable regulatory requirements equal to at least 100% of the aggregate amount of all customers custodial liabilities. All customer funds are held in their original currency one-to-one at the firm’s digital assets custodian as well as at a specifically designated U.S. bank account. The firm does not hypothecate, invest or use customer funds for any other purpose.

The Company places great importance on safeguarding customers’ crypto assets. The Company is in the process of implementing a segregation of customer funds following the CFTC segregation model under the CEA Rule 1.20, Futures customer funds to be segregated and separately accounted for, to the extent feasible and available. We intend to achieve this protection by amending contractual agreements with our custodian and banks holding customer funds. Such amendments, among other related provisions, will include the addition of a written segregation acknowledgement letter issued by our custodian and banks acknowledging certain accounts to be specifically designated as holding customer funds and prohibit the right of offset between customer and house assets deposited by INX and held by such custodians and banks. The key objective of the contractual revisions is to separate assets held in specifically designated customer accounts from the Company’s general estate, thus making them bankruptcy remote and not subject to claims of general creditors, a required practice under CFTC rules, and a framework that we believe can be similarly applied by digital assets intermediaries. The Company expected to implement the segregation requirement during the first half of 2023, subject to custodian and banks’ cooperation, however, due to recent developments in the banking industry and failures of Silvergate Bank, Silicon Valley Bank, and Signature Bank in March 2023, this implementation will be delayed.

Pursuant to this segregation mechanism, the Company is in the process of modifying its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

However, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, the crypto assets held in custody by BitGo Trust Company, Inc. (“BitGo Trust”), on behalf of our customers could be treated as property of a bankruptcy estate in the event of the insolvency or bankruptcy of an INX entity and consequently our customers could be treated as general unsecured creditors in bankruptcy proceedings.

Accordingly, the Company believes that a court would not treat customers’ crypto assets as part of the Company’s general estate; however, due to the novelty of crypto assets, there can be no assurance that a bankruptcy court would not determine to include these customer assets as part of our bankruptcy estate in the event of our insolvency or bankruptcy.

Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

As of December 31, 2022, our customer funds in fiat were held with our partnering banks, Metropolitan Commercial Bank and Evolve Bank and Trust, which are not affiliated with INX.  As of the date hereof, all such customer assets held at the Metropolitan Commercial Bank have been transferred to the Byline Bank, which is currently the bank where all customer assets for clients trading digital assets are held under a specifically designated custodial account. Byline Bank is not affiliated with INX. Customer funds for clients trading security tokens continue to be held at Evolve Bank and Trust under individual accounts for each client.

Supported crypto assets are not insured or guaranteed by any government or government agency. The ability to manage and accurately safeguard customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

Moreover, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, in the event of a bankruptcy, the crypto assets we hold in custody on behalf of our customers could be subject to bankruptcy proceedings and such customers could be treated as our general unsecured creditors. This may result in customers finding our custodial services more risky and less attractive and any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition.

Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customer crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time.

Any loss of customer cash or crypto assets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Also, any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

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

We may face cyber-attack and other cyber security risks.

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

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. In 2022, $3.8 billion in cryptocurrency was reported stolen from cryptocurrency exchanges and investors. One notable theft during 2022 was more than $600 million worth of blockchain assets stolen from a video game network. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

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

The counterparty to one or more of our contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, the default by large market participants that the market experienced led to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

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

Our business has not identified all the persons that we will need to hire to provide services and functions critical to the continued development of the business. If we are unable to hire persons with the necessary expertise on terms acceptable to us then we will not be able to continue to develop our business as contemplated. Further, even if we are able to hire such service providers, they might be unable to meet our specifications and requirements, which could have a material adverse effect on our ability to develop and evolve our business plan.

The size, nature and complexity of the Company’s business could make it susceptible legal proceedings which may have an adverse effect on our reputation and brand and our business, operating results, and financial condition

The size, nature and complexity of the Company’s business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. The Company believes that since the digital asset industry generally is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies. Any claims, regulatory proceedings or litigation that could arise in the course of the Company’s business could have a material adverse effect on the Company, its business or operations, or the industry as a whole.

The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines, or penalties;

●	substantial outside counsel, advisor, and consultant fees and costs;

●	substantial administrative costs, including arbitration fees;

●	additional compliance and licensure requirements;

●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	barring of certain employees from participating in our business in whole or in part;

●	orders that restrict our business or prevent us from offering certain products or services;

●	changes to our business model and practices;

●	delays to planned transactions, product launches or improvements; and

●	damage to our brand and reputation.

Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may result in changes to our business, as well as increased costs, and supervision and examination for ourselves, our affiliates, and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

As of this date, the Company is not aware of any legal proceedings or government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Company or its affiliates. However, the Company may be subject to regulatory oversight by numerous state, federal, and foreign regulators and we may become subject to various legal proceedings, inquiries, investigations, and demand letters that arise in the course of our business.

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

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, that we provided materially false or misleading statements in connection with a transaction or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INXS trading platform, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of failures or malfunctions of our systems and services we provide.

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

While we have devoted significant resources to develop our compliance policies and procedures and expect to continue to do so in the future, we cannot assure you that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

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

Crypto assets as payment fees for crypto and security token services.

With regards to trading of digital assets, a transaction fee is charged and deducted from the customer account at the time of the order execution. The transaction fee is set as a percentage of the transaction value based on the fee schedule published on the Company’s website (https://www.inx.co/fee-schedules/) and is charged in the currency of the consideration paid by the customer. For example, if a customer buys BTC with USD, the transaction fee would be charged in USD. The same process is followed with regards to transactions where one digital asset is purchased for another, for example, BTC is purchased with ETH. In this example, the transaction fee would be charged in ETH.

These cryptocurrencies will be held until sold. Proceeds from the sale of such cryptocurrencies will be dependent on the U.S. dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the fair value of a cryptocurrency while it is held by us will result in a decrease in the operating results of the Company.

To minimize market risk, the Company follows its policy on converting digital assets earned as transaction fees into U.S. dollars if such amounts exceed internally established limits.

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

Further, our subsidiaries, INXD and INXS, are engaged in the trading of cryptocurrencies and security tokens, respectively. INXS engages in trading security tokens that constitute securities. We believe that INXS qualifies to utilize an exemption from investment company status under Section 3(c)(2) of the Investment Company Act that applies to entities “primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

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

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to complete development of, successfully implement, and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers.

Crypto asset platforms are still relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence in crypto asset platforms, including regulated platforms like ours.

Since the inception of the crypto economy, numerous crypto asset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like us are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions.

In addition, there have been reports that a significant amount of crypto asset trading volume on crypto asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for crypto asset platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the crypto economy, and the closure or temporary shutdown of crypto asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our business.

Additionally, although we are not directly connected to the recent crypto asset market events, we may still suffer reputational harm due to our association with the crypto asset industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of certain crypto assets and/or may adversely affect the Company’s business, reputation, financial condition and results of operations.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

Some of those risks include:

●	any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition;

●	cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition;

●	we are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition;

●	security issues, bugs, and software errors have been identified with many crypto assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a crypto asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “INX” trademark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity about us, including our products, services, technology, customer service, personnel, and crypto asset or crypto asset platforms generally could diminish confidence in, and the use of, our products and services. Moreover, to the extent that we acquire a company and maintain that acquired company’s separate brand, we could experience brand dilution or fail to retain positive impressions of our own brand to the extent such impressions are instead attributed to the acquired company’s brand.

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

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022.

In December 2020, CryptoCompare and the University of Sussex Business School launched The Bitcoin Volatility Index (BVIN). The index measures the implied volatility of bitcoin — the view on volatility over the next 30 days held by bitcoin option traders. Other VIX indices are used for settlement prices of volatility futures contracts in traditional markets. The index represents a valuable tool for institutional investors to price bitcoin volatility risk, and hedge and trade on bitcoin volatility. Between January 1, 2021 and April 28, 2023, the index varied between 50.57% and 174.29%.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions of, and overall sentiment towards, crypto assets;

●	changes in liquidity, market-making volume, and trading activities;

●	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity and events relating to the crypto economy;

●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

●	retail user preferences and perceived value of crypto assets and crypto asset markets;

●	increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;

●	regulatory or legislative changes and updates affecting the crypto economy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the adoption of unfavorable taxation policies on crypto asset investments by governmental entities;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in bitcoin and other proof-of-work mining activities;

●	ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing crypto asset transactions, including on the underlying blockchain networks and on crypto platforms;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity of crypto platforms;

●	interruptions in service from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition would be adversely affected.

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

The crypto asset market has been characterized by significant volatility and unexpected price movements. Certain crypto assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. For instance, abrupt changes in volatility or market movement can lead to extreme pressures on our platform and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform.

Our revenues and profits will be substantially dependent on the trading volume in our markets. Our revenues and profits would be adversely affected if we are unable to develop and continually increase our trading volume on either of our trading platforms.

The success of our business depends, in part, on our ability to continually increase our trading volume; further develop and expand our product offerings or execution facilities; and attract and retain new customers. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business.

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

A significant amount of the trading volume on our platform is derived from a relatively small number of customers, and the loss of these customers, or a reduction in their trading volume, could have an adverse effect on our business, operating results, and financial condition.

A relatively small number of institutional market makers and high-transaction volume retail customers account for a significant portion of the trading volume on our platform and the related net transactional revenue. For the year ended December 31, 2022, our top ten institutional market makers and high-transaction volume retail customers accounted for, in the aggregate, approximately 88% of our trading volume, and our top two customers accounted for approximately 65% of our trading volume.

We expect significant trading volume and net revenue attributable to these customers to continue for the foreseeable future. As a result, a loss of these customers, or a reduction in their trading volume, and our inability to replace these customers, could have an adverse effect on our business, operating results, and financial condition.

If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services and platform, our business, operating results, and financial condition may be significantly harmed.

Any number of factors can negatively affect customer retention, growth, and engagement, including if:

●	customers increasingly engage with competing products and services, including products and services that we are unable to offer due to regulatory reasons;

●	we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received;

●	we fail to support new and in-demand crypto assets or if we elect to support crypto assets with negative reputations;

●	there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, or other factors;

●	there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;

●	customers perceive the crypto assets on our platform to be bad investments, or experience significant losses in investments made on our platform;

●	technical or other problems prevent us from delivering our products and services with the speed, functionality, security, and reliability that our customers expect;

●	cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities cause losses to us or our customers, including losses to assets held by us on behalf of our customers;

●	modifications to our pricing model or modifications by competitors to their pricing;

●	we fail to provide adequate customer service;

●	regulatory and governmental bodies in countries that we target for expansion express negative views towards crypto asset trading platforms and, more broadly, the digital asset economy; or

●	we or other companies in our industry are the subject of adverse media reports or other negative publicity.

From time to time, certain of these factors have negatively affected customer retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our customer base and customer engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products and services less attractive to customers, which may have an adverse impact on our revenue, business, operating results, and financial condition. If our customer growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

The revaluation of the INX Token liability to fair value for each reporting period may have a negative effect on our equity and our comprehensive income.

As more fully described in the notes to our financial statements, the INX Token is presented as a liability on our consolidated balance sheet, which is remeasured at each reporting period to fair value with changes in fair value recorded in profit or loss.

The fair market value of the INX Tokens, based on the quoted market price, is subject to fluctuations due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors. Accordingly, the financial liability measured at fair market value also fluctuates.

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

Several recent company failures and bankruptcies have adversely affected our industry.

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. These companies include, but are not limited to FTX, Blockfi, Celsius, and Voyager. It is uncertain if failures of companies in the industry will continue at an inordinate rate. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of filing this 20-F report, we have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

Moreover, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The bankruptcy filings of crypto companies over the last several months and other developments in the broader cryptocurrency space will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets.

Recent bank failures in the U.S. may adversely affect our business and the industry we operate in.

During March 2023, the banking industry in the U.S. experienced disruptions, characterized by the failure of Silvergate Bank, Silicon Valley Bank, and Signature Bank. All three banks serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants. While the Company was not directly affected by the failure of these three banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future. It is also unknown if additional bank failures will occur in the future.

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have limited operating history and therefore valuation of the INX Token is difficult.

The value of the INX Token is influenced by the supply of the INX Token, the market’s perception of the INX Token’s value and the liquidity for Tokens on a secondary market. The original purchase price of the INX Token in our initial public offering -has not been indicative of the market price of INX Tokens in the secondary market.

If our INX Token does not gain public acceptance or is not traded by a substantial number of individuals, companies and other entities, it could have a material adverse impact on the value of the INX Token.

The prospect of any holder of INX Tokens to receive any cash distributions from us is uncertain.

Under the INX Token Purchase Agreement, holders of INX Tokens as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow are entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Although such annual calculation is based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to holders of INX Tokens will be audited at the time of any distribution. Further, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution.

Further, as of December 31, 2022, cumulative Adjusted Operating Cash Flow was approximately negative $56.4 million. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, the token holders may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of our products and services, which could adversely affect our ability to generate positive net operating cash flow. Our cumulative Adjusted Operating Cash Flow will increase or decrease based on the difference between our cash inflows and outflows. Although we may generate cash inflow from daily operations through trading fees and other services, such amount will be reduced by cash outflows from our operations, including cash payments to our service providers, our employees, taxes, fees, and other operating expenses. To the extent that we engage in acquisitions, we may expend significant cash in order to integrate such businesses, products, technologies or personnel. As a result of our expenditures, we may never generate a positive cumulative Adjusted Operating Cash Flow and may never pay any cash distributions, which could adversely affect the value of INX Tokens. As a result, the prospect of any holder of INX Tokens to receive any cash distributions from us is uncertain.

Further, each INX Token holder’s right to the pro rata portion of the distribution for any given year is subject to charges related to banking fees, transaction fees and/or Ethereum gas fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of fees relating to such transfer, no distribution will be made to that individual INX Token holder.

The trading price of our INX Tokens is volatile.

The trading price of our INX Tokens is volatile. The INX Token is not issued by any central bank nor is it backed by any hard assets or other credit. Consequently, investors may not be able to liquidate their investment at a price that reflects the value of the business.

The trading volume of INX Tokens could affect their price volatility.

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

Any of these factors could adversely affect the trading price of INX Tokens. Market volatility of the INX Token may affect the value of investment by token holders and could subject us to litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from achieving business objectives, which could harm our business. We are currently not subject to any token holder litigation and continue to aggressively pursue our business objectives toward gaining profitability, which ultimately leads to fulfilling the purpose of the INX Token, which is to share in profitability of the Company by token holders.

Our decision to introduce or suspend promotional incentives for the use of INX Tokens to pay transaction fees on the INX.One trading platform or for holding INX Tokens could impact the trading price of INX Tokens.

This offer may entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. From time to time, the Company or INXS may offer additional discounts for the use of INX Tokens as payment for INXS transaction fees such that the aggregate discount exceeds ten percent (10%). In addition, although the INX Tokens may not be used as payment for transaction fees on the INXD trading platform, we intend from time to time to offer promotional discounts on transaction fees on the INXD trading platform to record holders of INX Tokens. Such discounts, as well as discounts on the INXS Trading Platform in excess of 10%, are promotional incentives that are governed by the terms and conditions for use of the trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount is subject to change at the sole discretion of INX with reasonable notice to INX Token holders and participants on the INX.One trading Platform.

Decisions to set or change the transaction fees for trades executed on our trading platforms or to change the discount applied to transaction fees on our trading platform may impact the trading price of INX Tokens or may result in increased volatility in the price of INX Tokens, especially during periods surrounding the announcement to institute or terminate any fee discount. The decision to reverse or suspend any discounts could negatively impact the trading price of INX Tokens and, as a result, the trading price of INX Tokens may not accurately reflect the value of the public’s perception and acceptance of other rights and characteristics of the INX Tokens. Registered exchanges may decline to list INX Tokens if this feature violates applicable listing standards or ATSs may decide not to make INX Tokens available for trading.

Prior to making decisions to set the rate for the transaction fees on our trading platform and the level of additional discounts, if any, offered to holders of INX Tokens, the Company will consider various factors such as the profitability of our trading platform, the effect of such changes on current holders of INX Tokens, and whether such changes will discourage investors from purchasing INX Tokens in the future.

Under the INX Token Purchase Agreement, holders of INX Tokens are entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. This means that the portion of any cash distribution allocated to each INX Token is in part determined by the number of outstanding INX Tokens that are not owned by the Company or any subsidiary of the Company.

We anticipate that users of the INX.One platform will be incentivized to hold INX Tokens to be entitled to transaction fees discounts on the platform.

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

The tax characterization of INX Tokens is uncertain. Token holders must seek their own tax advice in connection with purchasing Tokens, which may result in adverse tax consequences, including withholding taxes, income taxes and tax reporting requirements. Prospective investors are urged to consult their tax advisers regarding the uncertainty regarding tax consequences of an investment in INX Tokens and in blockchain assets in general.

INX Token holders will not be afforded an opportunity to vote in the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and may not realize any benefit from such transactions.

Although the INX Token is an equity security, as such term is defined in Section 3(a)(11) of the Exchange Act, the rights that attach to an INX Token are materially different from the rights that are typically associated with equity securities such as common shares. As holders of a non-voting security, INX Token holders have no influence over our corporate governance policies and affairs, and INX Token holders will not be afforded an opportunity to vote on any matters affecting the Company, including the election of directors, related party transactions or significant corporate transactions such as a merger, or sale of the Company or its assets. INX Token holders are not afforded the same protections generally as shareholders of other publicly traded companies. Further, INX Token holders may not benefit from a sale of the Company or its assets in the same way that our shareholders will benefit, if at all. Your only opportunity to affect an investment decision regarding the Company, if at all, may be limited to selling your INX Tokens.

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

The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect an investment in the Company.

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

Israeli Government initiative to amend Israeli Legislation concerning Government, Judiciary and Administration Procedures may adversely impact our results of operations

The Israeli government is advancing significant changes in Israeli legislation concerning judicial nomination and oversight. If such proposals are enacted by the Israeli Knesset, they will change the current balance between the three branches of government in Israel in a manner that is expected to add significant power to the executive and the legislative branches.

Such changes may have actual or perceived effects regarding the risks associated with conducting business or investing in Israel.

Since the proposals have not yet been enacted as law, the uncertainty of their effect on the Company and its business may not be estimated at this time. However, since certain of our offices and operations are currently located in the State of Israel and since certain of our employees, officers, and directors are residents of Israel, such initiative may adversely impact our results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are a Gibraltar private company limited by shares, incorporated on November 27, 2017 under the Gibraltar Companies Act. We were originally incorporated under the name “INX Holdings Ltd.” On December 17, 2017, we changed our name to our current name, INX Limited.

On February 16, 2021, we were registered as a foreign company in Israel with the Israeli Registrar of Companies.

On January 10, 2022, Valdy Investments Ltd. (“Valdy”), a company incorporated under the provincial Business Corporations Act (British Columbia), entered into a definitive securities exchange agreement with INX, whereby INX became a wholly owned subsidiary of Valdy (the “Parent Company”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Parent Company. The combined entities (the “Resulting Issuer”) continues the business. Also, as a result of the transaction, Valdy changed its name to The INX Digital Company Inc.

The Company is engaged in the operation and development of a digital asset and a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. In 2021, the Company completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

Subsidiaries

The Company operates through the following wholly-owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 43 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX Limited and is operated by INXD. Select digital assets are supported for trading on the INX Digital platform such as (identified by symbol): AAVE, AVAXC, BTC, CRV, ETH, FTM, LINK, LTC, MATIC, UNI, USDC, AND ZEC.

●	INX Services, Inc., a Delaware corporation, which currently is a dormant entity.

●

INX Solutions Limited is incorporated in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until the end of March 2022. INX Solutions Limited provides liquidity and risk management services. It commenced operations during the second quarter of 2022.

●

Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard serves as the research and development arm of INX Limited and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Securities, LLC (“INXS”) (formerly known as: Openfinance Securities, LLC), is a Pennsylvania limited liability company. INXS is recognized in the U.S. as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	INX Digital Assets UK Limited (formerly known as: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales INX acquired and issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash. INX UK is currently a dormant entity.

●	INX Transfer Agent LLC (f/k/a Tokensoft Transfer Agent LLC) (“INX Transfer”), a Delaware limited liability company. INX Transfer is a transfer agent registered with the SEC, acquired by the Company pursuant to a purchase agreement dated December 28, 2021.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus. INX EU is currently a dormant entity.

Securities Exchange Agreement

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

Concurrent Financing

In parallel with the Valdy Transaction, on April 1, 2021, the Company completed a private placement of 31,680,000 subscription receipts, at a price of CAD$ 1.25 per receipt (the “Concurrent Financing”). Each receipt entitled its holder to receive a unit (“INX Unit”) comprised of one ordinary share of the Company (“Ordinary Share”) and one half of one warrant to purchase one Ordinary Share (at a price of CAD$ 1.88 per share) (“each, an “INX Financing Warrant”). The Ordinary Shares and warrants issued pursuant to the subscription receipts were exchanged for comparable securities of Valdy on closing of the Valdy Transaction. The Company raised an aggregate amount of $31.3 million pursuant to the Concurrent Financing. In consideration for their services to the Company, the Company’s financial advisors received cash compensation and options to purchase ordinary shares of Valdy.

Token Offering

As further detailed in this report, the Company is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the “INX Token”).  On August 20, 2020, the public offering of the INX Token (the “Token Offering”) was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations. On April 22, 2021, the Token Offering was completed.

Under the Token Offering, the Company raised $84.0 million, pursuant to the sale of 93,409,410 INX Tokens (excluding the sale of INX Tokens described below). Additionally, the Company raised $7,621,778, pursuant to the sale of 10,386,148 INX Tokens through private placements, which were subject to a 12-month lockup.

Under the Token Offering, INX Tokens were bought by more than 7,200 retail and institutional investors in 75 countries, with more than 61,000 investors expressing interest but unable to invest in the Token Offering, in part due to the U.S. blue sky restrictions.   In June 2021, it came to the attention of the Company that during the course of the Token Offering as it related to Canada, the Company did not take all steps that may be required under Canadian securities laws. As a result, the Company elected to unwind the transactions forthwith by canceling the 1,948,483 INX Tokens that were sold to such purchasers and refunding US$1,753,635 representing the full purchase price of the INX Tokens sold.

General

The ordinary shares of the Company (the “INX Shares”) have never been listed for public trading.

INX Limited’s registered office is located at 57/63 Line Wall Road, Gibraltar, GX11 1AA. INX Limited has an office located in Israel, where a majority of its senior officers are currently based.

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

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. In 2022, $3.8 billion in cryptocurrency was reported stolen from cryptocurrency exchanges and investors. One notable theft during 2022 was more than $600 million worth of blockchain assets stolen from a video game network. Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

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

To determine the character of a blockchain asset and whether it should be traded on the INXD trading platform or the INXS Trading Platform, we have sought the guidance of nationally recognized outside legal counsel. In certain instances, we may seek a declaratory judgment or no action relief from the relevant regulatory agency prior to deciding whether to permit the trading of an asset on one of our platforms.

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. According to CoinMarketCap.com, as of March 17, 2023, blockchain assets had a total market capitalization of approximately $1.12 trillion.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, according to a report published by Bitwise Asset Management, 95% of bitcoin trading activity appearing on 81 blockchain asset trading platforms is fake. Bitwise’s report further stated that trading platforms and blockchain asset developers are incentivized to artificially inflate trading volumes so that their platform or asset rises in league tables and gains prominence in the industry. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

On the digital securities side, we believe that this nascent market is beginning to blossom. As of August 2021, the total digital securities market capitalization crossed the US$1 billion threshold, up over 20% from the prior month. Over 90% of all trading was done on the INXS trading platform ($567 million) and INXS’ closest competitor, tZero ($405 million). Trading volumes for digital securities grew by over 27% on a month-over-month basis in August 2021; INXS and tZero accounted for approximately 88% of that volume.

Blockchain Asset Exchanges

We believe that there is a growing institutional interest in operating regulated blockchain asset exchanges and trading platforms and utilizing blockchain assets in bank financing practices.

According to CoinMarketCap.com, over 200 blockchain asset trading platforms provide basic buy and sell services for one or more blockchain assets. On March 17, 2023, over 45 of those trading platforms had average daily trading volumes over US$400 million, approximately 20 of which had daily trading volumes over US$1 billion. Top blockchain asset trading platforms, based on USD daily trading volume, include Binance, OKEx, Coinbase, and Gate.

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

According to CoinMarketCap.com, as of March 17, 2023, around 30 cryptocurrency derivatives exchanges were operating, with 24-hour trade volumes of over $300 million. Top derivatives exchanges (by volume) include Binance, OKEx, and Bybit.

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

INX Trading Solutions, also known as INX.One, a Single Regulated Ecosystem for Trading Blockchain Assets

We believe that we have a comprehensive solution to the issues that we have identified.

Since our inception, we have sought to become a regulated digital hub, aiming to offer all digital services, whether with cryptocurrencies, digital securities or derivatives, under a regulated umbrella.

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are qualified to operate as a money transmitter in forty-three (43) U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more US states by the end of the 2023 calendar year. We started our international expansion with the purchase of an institutional FX trading operation in Israel, seeking to bridge the gap between the mostly retail world and the largest financial institutions. This interdealer broker has relationships with over 50 tier-1 and tier-2 global banks (including: Citibank, HSBC, Goldman Sachs, Morgan Stanley, JP Morgan and others) focusing on OTC trading of FX, interest rates and other derivative products. This broker is an NFA member registered under the CFTC as an introducing broker and swap firm and holds other licenses in Israel.

On September 14, 2022, we launched INX.One. a single point of entry with one onboarding process and a unified graphic user interface for both:

●	The digital asset platform operated through our subsidiary INX Digital Inc., which offers trading on digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), and

●	The digital security platform operated through our subsidiary INXS, which offers trading and investing in digital assets that do constitute securities under applicable securities laws (such as the INX Token and tokens of other issuers who chose to issue a digital security).

We offer professional traders and retail and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

We also created the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain (the “INX Token”), which was offered to the public from August 20,2020 and closed on April 22, 2021. For more information see below “The INX Token” and Item 4, Part A – “Information on the Company - History and Development of the Company – The Token Offering.”

We designed our platforms to provide the following solutions to the problems identified above, which we believe makes the INXD trading platform, the INXS trading platform and our related business activities (collectively, the “INX Trading Solutions”) an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. We have developed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period. We intend to continue with the development of additional features and improvements to our pre-trade and post-trade services.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Trading Solutions trading platforms, we apply anti-money laundering (“AML”) and “Know Your Client” (“KYC”) procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●

Regulation and Safeguards. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, are required to complete KYC/AML checks in compliance with applicable laws and regulations. Blockchain assets traded on the INXD trading platform are transferred to a digital wallet held by one of our custodians.

Blockchain assets traded on the INXD trading platform are transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on the INXD trading platform are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer’s respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian’s digital wallet to the customer’s private digital wallet. Digital securities traded on the INXS ATS are reflected via bids and offers in the order book visible to approved users on INXS. Each user self-custodies the digital security in their own digital wallet. Trades are executed based on user instructions using API connections to third party custodians and blockchain distributed ledger technology.

We have a cyber security function that ensures that transfers in and out of our respective custodian’s digital wallet will be done after full verification of the person that requested the withdrawal. The procedure includes user credential verification plus a one-time password that is replaced every 30 seconds. The customer gets a dedicated unique cryptographic application that generates unique passwords every 30 seconds while we have a second unique key that enables the verification of the one-time password. The used technology implements the PPK algorithm which is considered to highly strengthen the security of the customer’s account. Alex Weinert, Group Program Manager for Identity Security and Protection at Microsoft said, “Based on our studies, your account is more than 99.9% less likely to be compromised if you use MFA (Multi- Factor Authentication).”[8] Our system, after verifying the client’s one-time password, sends a verification email with a short expiration to get additional client verification for the withdrawal request. A withdrawal request will be approved only after a completion of all the above steps. In addition to robust policies and procedures that govern the onboarding of customers to INXD trading platform, including both AML and KYC screening and controls, fiat withdrawal requests are screened by operations staff to match the account credentials and identifying information to the receiving bank account information provided for the withdrawals (i.e. first-party wires only). Discrepancies in information are investigated by operations staff and escalated to compliance staff for further review, if necessary, in-line with the suspicious activity escalation procedures in the policies referenced above. Similarly, regarding crypto withdrawal requests, our industry-leading vendor Elliptic analyzes the blockchain and risk scores the recipient wallets (barring a de minimis or market maker transfer), allowing our operations staff to timely screen withdrawal and approve, deny, or escalate to our compliance staff for further review, if necessary.

●	Reserve Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating a reserve fund of $36.0 million (the “Reserve Fund”), out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

●

Our Robust Technology.  We are developing technology to support rapid trading activity. Our platforms are custom-built to support the growing blockchain asset market, and to scale along with the continued growth of the market.

The architecture for the INX Trading Solutions matching engine is such that all orders are matched based on a “first in, first out” (“FIFO”) asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on our trading platforms, we offer incentives to attract high volume traders and establish strategic partnerships with market makers. INX Trading Solutions enables trading via web portal and application programming interface solutions (“API”). The INXS ATS allows users to place bids and offers in digital securities such as the INX Token. All orders are placed in the order book which are visible to all approved users of the ATS. The ATS only accepts limit orders placed by each user. The system will automatically execute the best bids or offers in the order book.  The ATS enables this peer-to-peer trading for approved users that have passed the KYC/AML requirements of INXS.

●

Transaction Fee Transparency. We have established transaction fees as a percentage of the trade price of each trade executed on our trading platform INX.One. Transaction fees must be paid, (a) for transactions in digital assets in the currency or cryptocurrency that is received by the customer for the purchase or sale associated with the transaction fee, and (b) for transactions in security tokens in US Dollars. The transaction fees are published and updated from to time on our website available at https://www.inx.co/fee-schedules/

For example, if a customer buys BTC with USD, the transaction fee would be charged from that customer in BTC. The same process is followed with regards to transactions where one digital asset is purchased for another. For example, if BTC is purchased with ETH, the transaction fee would be charged from the buyer in BTC.

With regards to trading of security tokens, the transaction fee is charged and deducted from both customers’ bank accounts (the buyer and the seller) in USD at the time of the order execution. The transaction fee is similarly set as a percentage of the transaction value based on the fee schedule referred to above. In addition, there is an ethereum settlement fee paid by both the buyer and seller per order, which covers the blockchain costs associated with the order’s execution.

As of the date of this Annual Report on Form 20-F, we offer services in the following crypto assets and security tokens you offer services in on INX Trading Solutions, also known as INX.One:

INX Digital	INX Securities
BTC	INX
ETH	MSTO
ZEC	BCAP
LTC	Spice
USDC	PRTS
AVAXC	SCI2
LINK	TXC
MATIC	TRZX
FTM	ATX
UNI	TRUCPAL
CRV	XMNA
AAVE

On the INX Digital platform, the digital assets are offered in the following 43 U.S. jurisdictions, plus Washington D.C. and Puerto Rico, as well as in foreign jurisdictions that we believe we have the right to operate in: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Utah, Vermont, Washington, West Virginia, Wisconsin, and Wyoming.  For these assets, the Company offers listing and trading services.

On the INX Securities platform, the security tokens are listed for trading in all 50 U.S. states, as well as in foreign jurisdictions that we believe we have the right to operate in. For these security tokens, in addition to listing and trading services, the Company also offers placement agent services.

We believe that our use of the Ethereum blockchain to create the INX Token has the following benefits, which we believe makes the INX Token an attractive choice:

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

Technology and Product Development

We designed our trading platforms to provide clients with a multi-currency non-biased execution trading solution and to eventually function as broker, execution, and clearing agent. We provide trading of different types of digital blockchain assets, including cryptocurrencies and security tokens.

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

The INX Trading Solutions website serves as a single entry point for our customers. Once logged in, customers are able to access the INX Digital tab for the trading of cryptocurrencies, and the INXS tab for the trading of digital securities, in each case subject to the satisfaction of applicable regulatory requirements. The INX Digital and the INXS tabs are separate and distinct trading platforms under one similar user interface with a single point of entry and onboarding process. As we further develop and update our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms do not support cross-asset (i.e., digital securities for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

We developed and operate each of our trading platforms through certain of our subsidiaries and these functions are separated by entity as follows:

●	INXD is responsible for recording cryptocurrency trades in accordance with state money transmitter regulations; and

●	INXS is responsible for recording digital security trades in accordance with applicable SEC and FINRA regulations.

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

The trading platforms to be operated by each entity will support “straight through processing” of orders received from customers. As such, orders and resulting trades will be recorded on internal databases and will be reflected in customer accounts without any intervention. Both INX Digital, Inc. and INXS, LLC employ staff to monitor trading activity and support customers. Each entity also employs supervising managers to oversee the trading and settlement process.

Our proprietary order management software, which is utilized by both INXD and INXS has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

INX Digital Trading Platform

We developed the INXD trading platform and tested its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amounts of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data.

Customers of the INXD trading platform will be entitled to discounts on trading fees charged by the Company, providing that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

We have registered INX Digital with FinCEN as a federal money service business.  In addition, as of April 30, 2023, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Vermont, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

The INXD trading platform incorporates a secure trading and matching engine, which has high frequency transaction capabilities and supports a range of standard order types. We also developed an API interface for broker-dealers, traders and market makers.

The architecture for the INXD trading platform allows all orders to be matched based on a FIFO logic. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution.

We have designed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Custody of Client Assets on the INXD trading platform

INXD receives custodian services for cryptocurrencies held on behalf of the clients of our INXD trading platform from BitGo Trust Company (“BitGo Trust”), a trust company under §51-A of the South Dakota Banking Law and is licensed to act as custodian of its client’s digital assets on its client’s behalf. BitGo Trust describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940.

We believe that BitGo Trust, together with its affiliate BitGo, Inc. (together, “BitGo”), is a leading provider of custody and wallet services for cryptocurrency trading, with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo Trust is independent from INX.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INXD is contracted with BitGo Trust for both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. Pursuant to our agreement with BitGo, INX is holding two of the keys, and BitGo, Inc. is holding the other key. Two keys are created whenever INX establishes a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations).

The third key is used by BitGo Inc. to co-sign transactions; this key is created by BitGo’s servers and is known only to BitGo, Inc., to mitigate the risk of an unauthorized transfer of assets. All multi-signature wallets require that INXD and BitGo Inc. must act together to transfer assets. INXD is maintaining an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers. We currently store the cryptocurrency assets held by us with BitGo Inc. using properly constructed policies in conjunction with multiple admins on the wallets which are a key element in keeping funds safe.

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INXD will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for our customers. To initiate a transfer from cold storage to a Company hot wallet, we will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact us, to conduct an out-of-band video verification to confirm the transfer is legitimate and that a Company authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate Company hot wallet. This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We plan to use cold storage to store the majority of the cryptocurrency assets held by us when they become material, because cold storage provides greater asset protection through policies and physical security.

Company assets that are held using BitGo Inc. multi-signature solution and properly constructed policies used in conjunction with multiple admins on a wallet, which are a key element in keeping funds safe.

BitGo Trust’s custodial services are provided pursuant to a custodial services agreement dated August 21, 2020 (as amended on January 8, 2021 and March 1, 2021, the “Custodial Services Agreement”) between INXD and BitGo Trust. For its custodial services, BitGo Trust receives an onboarding fee and receives a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo Trust also receives various transaction-based fees.

The Custodial Services Agreement is for an initial term of one year and has been automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60-days prior to the expiration of the then-current term. INXD may also terminate the Custodial Services Agreement for any reason upon 30 days’ prior written notice.

The foregoing description of the Custodial Services Agreement summarizes the material terms of the Custodial Services Agreement but is not a complete description. For more details about the Custodial Services Agreement, please refer to the full text of the Custodial Services Agreement, which is attached as Exhibit 4.13 to the Company’s Annual Report on Form 20-F.

In addition to the Custodial Services Agreement, on August 17, 2020 the parties thereto entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo Trust’s services to INXD and the access granted to INXD by BitGo Trust to BitGo Trust’s proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo System by INXD, disclaimers by BitGo Trust and limitations to its responsibly and liability in connection with the BitGo System, undertakings by INXD to indemnify BitGo under certain circumstances, and the right of BitGo Trust to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. INXD’s access and use of the BitGo Trust’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Trust. BitGo Trust and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to INXD pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

As stated in INXD’s Custodian Services Agreement with BitGo, BitGo obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided. Any insurance related to theft of coins will apply to custodial services only (where keys are held by Trust Company, i.e., “cost storage”) and not to non-custodial accounts (where keys are held by client, i.e., “hot-wallets”).

Currently, there is about $2.2M USD of customers’ funds held by BitGo.

INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”. As of December 31, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

On July 13, 2021, the INX’s Board of Directors approved the investment policy of the Reserve Fund (the “Investment Policy”).  Per the Investment Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

INXS Trading Platform

Company owns INXS, a Pennsylvania limited liability company, that is registered in the United States as a broker-dealer, a FINRA member, and that operates and is registered as an Alternative Trading System by the SEC. We count INXS’s broker-dealer/ATS - including its digital security listings and client base - among our wholly owned subsidiaries.

INXS was developed as a platform for investors that trade (buy and sell) securities and would like to enrich their portfolios with a new type of securities, also known as “digital securities.”

The INXS Trading Platform opens access to a new stream of market liquidity that comes from the alternative asset markets. The INXS Trading Platform manages to complete transactions without the need to custody the clients’ tokens nor funds and still provides full confidence to the seller and the buyer that the trade will be completed based on their firm orders.

We are continuing the maintenance and development of the INXS Trading Platform in order to create additional ways of trading digital securities. We listed the INX Token on the INXS Trading Platform in July 2021. Customers of INXS will be entitled to discounts on trading fees charged by the company, providing that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

The INX Token

We developed the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, which was offered to the public from August 20, 2020 to April 22, 2021. For more information regarding the initial offering of the INX Tokens with the SEC, see “Item 4, Part A – Information on the Company - History and Development of the Company – The Token Offering.”

In July 2021, we listed the INX Token on the INXS Trading Platform. We developed our token smart contract based on the “ERC-1404: Simple Restricted Token Standard.” ERC-1404 is designed for security tokens, tokenized securities and other tokens that carry complex compliance requirements. ERC-1404 is a token standard developed with corporate governance, banking, and securities laws in mind. It is fully open source, which is paramount to ensuring its security, quality and interoperability. ERC-1404 carries all of the same benefits of an ERC-20 token, it is simple, easy to deploy and interoperable with the entire Ethereum universe, with a few key improvements that allow issuers to enforce regulatory transfer restrictions and maintain compliance with KYC/AML rules as well as the ability to recover tokens in case of wallet loss. The INX Token/smart contract passed an external audit test by Quantstamp.

We engaged Quantstamp, a blockchain security firm, a leader in blockchain security, having performed over 200 audits and secured over US$100 billion in value, to perform an audit of the INX Token smart contract code, which was completed on December 12, 2019 (the “INX Contract Audit”). Quantstamp’s team has decades of combined experience in formal verification, static analysis, and software verification. Through their services, Quantstamp has assisted blockchain projects globally with its white glove security auditing services, and has secured billions of dollars in transaction value for blockchain applications. Quantstamp is also dedicated to research and development in the form of collaborations with leading academic institutions such as National University of Singapore and MIT (Massachusetts Institute of Technology). Quantstamp has experience with auditing various blockchain platforms including Ethereum, Binance Chain, Hyperledger, EOS, and Corda, and languages including Solidity and Vyper.

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

During the INX Contract Audit, Quantstamp identified two specific risks: (i) the ability of a hacker to delay the release of INX Tokens by other holders as a means to get a trading advantage, and (ii) the risk to users if the Company’s private keys are compromised. Quantstamp advised that the Company take caution in using particular functions when transaction ordering. Quantstamp also advised that the Company disclose the risk associated with theft or loss of its private keys having the ability to revoke INX Tokens from a third-party account or time-lock INX Tokens of such accounts. The Company has acknowledged each of these risks and has taken security precautions with regards to each.

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

Holders of INX Tokens are entitled to receive an annual pro rata distribution of 40% of the Company’s cumulative net cash flow from operating activities (since the Company’s inception (September 1, 2017)), excluding any cash proceeds from an initial sale by the Company of an INX Token (“Adjusted Operating Cash Flow”). INX’s profit share model makes these INX Token holders beneficiaries of the growth and success of INX’s business.

The distribution is calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution is based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2022, cumulative Adjusted Operating Cash Flow was negative $56.4 million. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of the Company’s cumulative Adjusted Operating Cash Flow is not self- executing and requires the approval of the Company’s financial statements and calculation of such distributions in good faith by the Company’s Board of Directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of the Company. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in Ether which will be transferred to the INX Token holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the Token Offering).

In addition, holders of INX Tokens will be entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX trading platform, INX.One. Customers of INX will be entitled to discounts on trading fees charged by the Company, provided that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens. The Company does not currently accept INX Tokens as payment for its services.

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

●	Rights of INX Token Holders Upon a Failure or a Change of Control. Each INX Token held by parties other than the Company shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur:

-	The Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, (a milestone which has, as of the date hereof, been achieved); or

-	(a) a sale of all or substantially all of the assets of the Company; (b) any person or entity becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (c) the closing of a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company.

●	Rights of INX Token Holders Upon an Insolvency Event. If (i) the Company permanently discontinues all the activities of INX Trading Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then INX shall be deemed to be in breach of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim.

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

The Cash Fund is not held in an escrow or trust account, but rather, is held in a separate bank account or accounts controlled by the Company. The Cash Fund can be used only for very specific designated purposes, under certain pre-identified circumstances, such as for covering losses of the Company and its clients that result from cybersecurity breaches or theft, errors in the execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses, or for the purpose of payment to holders of INX Tokens (other than to the Company itself) in the event of a change of control in the Company. In addition, payment of funds held in the Cash Fund is subject to the approval of the Board of Directors of the Company which always consists of a majority of independent board members. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens, as well as holders of other preferential claims under relevant insolvency laws, may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund. INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion (as such term is defined in the Token Offering) of the Distributable Amount (as such term is defined in the Token Offering) of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token holder will receive any funds following an Insolvency Event (as such term is defined in the Token Offering).

Future Development

We plan to further develop our products and business, and in particular, to conduct the following development activities:

●	Develop full solution to support onboarding and trading of institutions - front and back office.

●	Enhance risk trading management tools.

●	Create the infrastructure to develop and launch new digital assets and/or integration with third party providers for specific solutions. INX intends to establish a platform for the trading of cryptocurrency-based futures, options and swaps. INX has taken no steps towards the establishment of such a platform, which will require both the development of technological solutions as well as applicable regulatory approvals, and accordingly, there is no assurance that such a trading platform will ever be developed.

●	Execute the full vision of one regulated hub for digital assets – all under the same platform and share common processes (such as: registration, onboarding, trading, support).

●	Develop automated know-your-client (KYC) and anti-money laundering (AML) procedures.

●	Develop and launch a mobile application for digital securities trading.

●	Add additional payment methods for INX Trading Solutions.

●	Develop multi-blockchain support for the INXS platform.

Our Growth Strategies

We believe that as INX Trading Solutions completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. We promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. We aim to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. Upon completion of development phases, we plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business.

●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle,” where users will get benefits to buy INX Tokens. For example, INX Token holders may be entitled to a minimum of 10% discount on the trading fees on the INXS Trading Platform. This, in turn, may increase the value of the INX Token as the number of users on the INXS Trading Platform grows. In addition, holders of INX Tokens will be entitled to a distribution based on our net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. The Company has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

●	Single integrated solution. We believe that developing INX Trading Solutions with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. We intend to bolster our competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services. In the future, the Company intends to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Competition

We face intense competition in the blockchain asset trading market on a global level. As of April 30, 2023, top blockchain asset trading platforms, based on USD daily trading volume, include Binance, Coinbase Exchange, Kraken, Bitstamp, KuCoin and bybit.

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

For example, in January 2019, t0.com, Inc. announced that its security token trading platform was operational and began trading tZERO token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans seek to SEC approval to operate trading platforms for trading blockchain assets that are securities, and on April 14, 2021, Coinbase listed its shares on the Nasdaq stock exchange. In September 2021, Securitize Markets launched secondary trading for digital securities.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Regulation of our Trading Solution

We have registered INX Digital with FinCEN as a federal money service business.  In addition, as of April 30, 2023, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Vermont, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

INXS was accredited by FINRA as a registered broker-dealer and by the SEC as a recognized alternative trading system based on the licenses of Openfinance.

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

An ATS must also comply with any applicable SRO rules and with state laws relating to alternative trading systems and relating to the offer or sale of securities or the registration or regulation of persons or entities affecting securities transactions.

Futures Exchanges, Clearing Houses, and Swaps

The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Futures Commissions Merchants, Designated Contract Markets and Swap Execution Facilities. The operations of U.S. futures exchanges, clearing houses, swap data repository and swap execution facilities are subject to extensive regulation by the CFTC. The CFTC carries out the regulation of the futures and swaps markets and clearing houses in accordance with the provisions of the CEA as amended by, among others, the Commodity Futures Modernization Act and Dodd-Frank.

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

The SEC has taken various actions against persons or entities misusing blockchain assets, including virtual currencies, in connection with fraudulent schemes, inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction.” The SEC clarified that the registration requirements” apply to those who offer and sell securities in the United States, regardless whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless whether those securities are …distributed in certificated form or through distributed ledger technology…” On December 4, 2017 and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. Also on December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled “Cryptocurrencies and Initial Coin Offerings.” The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and the more recent SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws. In early 2018, media reports indicated that the SEC has subpoenaed around 80 cryptocurrency firms as part of a targeted probe. On March 7, 2018, the Divisions of Enforcement and Trading and Markets issued a public statement stating that many digital assets are likely to be securities under the federal securities laws and urged investors to use platforms for trading such assets that are registered with the SEC, such as a national securities exchange, ATS, or broker-dealer. Since March 2018, the SEC has continued to bring enforcement actions and make public statements which further supports its view that blockchain assets should be treated as securities in almost all cases.

In December 2020 the SEC filed an action against Ripple Labs Inc. and two of its executives, who are also significant security holders, alleging that they illegally sold a cryptocurrency, XPR and raised over $1.3 billion through an unregistered, ongoing digital asset securities offering.

The SEC also sued blockchain-based publishing company LBRY Inc,. alleging LBRY offered and sold “LBRY Credits” or “LBC” without registering them as securities in violation of the US federal securities laws. A US District Court judge in New Hampshire ruled that no reasonable jury could reject the SEC’s claim that LBRY offered LBC as an investment in its content distribution network and therefore, securities. LBC did not sell the tokens through an initial coin offering (ICO), but instead sold LBC directly through the LBRY application. LBRY attempted to argue that LBC had utility and were able to be used as currency on the platform early on to compensate creators and incentivize users. LBRY CEO noted the judge’s decision in this case “threatens the entire US cryptocurrency industry” by setting a standard that would deem “almost every cryptocurrency” a security. As this case was heard in the US First District, it does not necessarily impact any decision in the Ripple case held in the Second District. Meanwhile, Chairman Gensler has stated he believes that the vast majority of cryptocurrency tokens he has seen are securities.

More recently, in December of last year, the SEC filed a complaint against Thor Technologies for the sale of its Thor tokens as unregistered securities from its 2018 ICO. The SEC highlighted in its complaint that the Thor tokens were marketed as an investment, and Thor did not give proper disclosures to investors regarding its financial condition and ability to generate profits.

The SEC charged the FTX Trading Ltd. CEO and co-founder with defrauding investors through its crypto asset trading platform, FTX, with investigations of other securities law violations ongoing. The CEO of FTX and various alleged celebrity endorsers were also sued in a potential class action lawsuit for engaging in the unlawful sale of unregistered securities, deceptive and unfair business practices and participation in a civil conspiracy akin to a “Ponzi scheme.” However, this is only one of many during 2022, and we will highlight a few notable ones below.

In July of last year, the SEC filed a complaint against a Coinbase Global, Inc., employee and two others alleging insider trading in violation of the federal securities laws. In its complaint, the SEC points to nine different crypto assets and alleges that these are all “crypto asset securities.”

The SEC continues to focus on the cryptocurrency industry and we expect digital asset regulation to remain a priority in the near future. The SEC’s Division of Enforcement nearly doubled the size of its Crypto Assets and Cyber Unit last year, allocating more resources to enforcement in the crypto markets.

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

The CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. In late 2022, CFTC Chair Rostin Behnam has requested “clear authority to impose [the CFTC’s] traditional regulatory regime over the digital asset commodity market.” Earlier this year, bipartisan legislators in the U.S. Congress introduced competing bills that would each establish a crypto market intermediary registration regime overseen by the CFTC. These bills are likely to be reintroduced in 2023. After recent crypto market events, a comprehensive crypto bill that expands the CFTC’s jurisdiction may see broad support and if passed, would impact the Company.

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

On November 13, 2017, the European Securities and Markets Authority (“ESMA”) issued two statements, the first statement was intended to warn investors of the inherent risks of ICOs, and the second statement sought to alert companies involved in ICOS to the need to meet relevant EU and member state regulatory requirements. On February 12 2018, ESMA issued another EU-wide warning to consumers about the risks of buying virtual currencies. In July 2018, The EU Fifth Anti Money Laundering Directive (EU) 2018/843 came into force and extended the scope of KYC/AML regulations pertaining to virtual currency exchange platforms and wallet providers.  On January 9 2019, both ESMA as well as the European Banking Authority published reports on crypto-assets and assessed the suitability of the existing regulatory framework relating to these instruments. In October 2021, the FATF updated its 2019 Guidance for a risk-based approach to virtual assets and virtual asset service providers (“VASPs”). The update focused mainly on helping countries and VASPs understand their anti-money laundering and counter-terrorist financial obligations, whilst also providing guidance on how to effectively implement the FATF’s requirements as they apply to this sector. On 30 June 2022, the new EU Market in Crypto-assets Regulation (MiCA) was agreed on between the European Commission, the European Parliament, and the Council of the European Union. MiCA intends to regulate crypto assets and their service providers through a single licensing regime across all Member States by 2024.

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

Other jurisdictions are still researching the subject. In September 2017, FINMA issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. On February 16, 2018, FINMA publicly announced ICO guidelines. In December 2018, the Swiss Federal Council adopted a report on the legal framework for blockchain and distributed ledger technology in the financial sector. In March 2019, the Federal Council initiated consultation with regard to specific amendments to federal law for the purpose of adapting federal law to developments in distributed ledger technology.

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

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. The majority of those Staff Notices have dealt with the question of when a cryptocurrency constitutes a security for securities law purposes, as well as providing specific regulatory guidance for cryptocurrency trading platforms that have Canadian resident customers and other businesses that hold cryptocurrencies on behalf of Canadian clients. As the Company does not have Canadian clients, or other Canadian operations, such regulatory guidance does not apply to the Company.

The Government of Gibraltar enacted the Financial Services (Distributed Ledger Technology Providers) Regulations (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. In April 2022, Gibraltar introduced the 10th core principle of their DLT Regulations, Market Integrity. This principle focuses on combating market and price manipulation, as well as any other activity that may negatively affect the reputation of Gibraltar’s digital asset market. The integrity of these markets is a key focus and Gibraltar intends to remain at the forefront of standard setting in the industry. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations, however, this will depend on the manner in which the sale of tokens is structured and the characteristics of the token.

European Regulation

The recent extension of anti-money laundering requirements to certain crypto-related activities by the European Union’s Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the near term, such as with the enactment of the Markets in Crypto-Assets Regulation (“MiCA”). Among other provisions, MiCA is expected to introduce a comprehensive authorization and compliance regime for crypto asset service providers and a disclosure regime for the issuers of certain crypto assets, which is expected to impact our operations in the European Union. For example, the requirements of privacy and data protection laws in the European Union, United States, and elsewhere are typically founded on the premise of centralized, data-controller-based data processing, and require fulfilling, among other things, individual rights to access or delete one’s data. This creates unique compliance challenges given the nature of blockchain’s peer-to-peer network architecture, lack of centralized control, immutability, and perpetual data storage.

The European Commission has published and moved to implement the following EU legislation, relevant to crypto-assets: a directive introducing targeted amendments to the existing extensive body of EU financial services legislative and regulatory instruments. These are to accommodate the Markets in Crypto-Assets (MiCA) regime and the Pilot DLT Market Infrastructure Regulation (PDMIR). EU regulation on digital operational resilience for the financial sector (DORA), which received final agreement in November 2022 and is awaiting signature and official publication. In addition, updates are expected on the harmonisation of the EU AML framework, including the introduction of a single pan-EU AML Authority.

The Markets in Crypto-Assets (MiCA) Regulation is expected to enter into force in 2023. After formal approval by the Council of the EU, MiCA will be published in the EU’s Official Journal and enter into force 20 days later. MiCA will generally start applying after a transitional period of 18 months, meaning that MiCA will likely take effect no earlier than Q3 2024. MiCA is intended to close gaps in existing EU financial services legislation by establishing a harmonized set of rules for crypto-assets and related activities and services at EU level. MiCA intends to providing legal certainty for crypto-assets not covered by existing EU legislation. The legislation would regulate issuance and trading of crypto-assets as well as the management of the underlying assets, where applicable, with additional regulatory rules.

MiCA is part of a broader digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (DORA) which received final agreement in November 2022 and is awaiting signature and official publication; and the DLT Pilot Regime Regulation which creating a sandbox regime for private sector participants developing infrastructure for the trading and settlement of crypto-assets.

United Kingdom

In October 2022, the House of Commons voted to give HM Treasury (HMT) the power to make cryptoassets a regulated financial instrument. The vote clarifies that ‘Digital Settlement Assets’ can be brought within the scope of the existing provisions of the Financial Services and Markets Act 2000. If they are brought within scope, cryptoassets will be treated like other forms of financial assets. The new legislation is included in the Financial Services and Markets Bill 2022 (FSMB). Tokens currently unregulated, but could be captured under the FSMB, subject to regulatory outcomes, including utility tokens, which can be redeemed for access to a specific product or service and unbacked exchange tokens or cryptocurrencies, which are usually decentralized and designed to be used primarily as a medium of exchange.

In June 2022, HMT confirmed it would extend information sharing requirements for wire transfers (known as the Travel Rule) to include cryptoassets. From September 2023, firms will be required to collect beneficiary and originator information for transactions with an ‘elevated risk of illicit finance’, as defined in the legislation.

Additionally, there are other rules expected this year such as final rules on managing the failure of systemic stablecoin firms by HMT, expected in 2023; Consultations on proposed regulatory framework for systemic stablecoins, systemic wallets as well as proposed authorization and supervision regime by the Bank of England, expected in 2023.

Japan

The Japanese government has announced plans to introduce new rules to mitigate money laundering through crypto. Expected to take effect in 2023, the regulations will provide Japanese authorities with additional monitoring capabilities to track virtual currency transfers.

Japan’s Act on Prevention of Transfer of Criminal Proceeds will be amended to implement these changes. If approved, cryptoassets will be brought under the travel rule as recommended by the Financial Action Task Force (FATF) in its targeted update on the implementation of FATF standards on virtual assets (VAs) and virtual asset service providers (VASPs).

The new rules focus on remittances and sharing know your customer Know-Your-Client-related information. Under the regulations, exchange operators must share customer information, including the customer’s name and address, when tokens are moved between platforms. VASPs that violate the rules will be subject to administrative guidance and criminal penalties.

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

TIDCI consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, there were 5,124,740 Shares outstanding on a fully-diluted basis (“post consolidated shares”).

TIDCI issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

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

List of Subsidiaries

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

The contractual relationship between the Company and the following Company Subsidiaries: INX Digital, INX Services, INXS and Midgard, and between ILSB and INX UK are administered by a series of intercompany agreements that include services agreements, license agreements, loan agreements and expense sharing agreements.

For more information on our subsidiaries, see “Item 4, Part A – “Information on the Company - History and Development of the Company.”

D. Property, Plant and Equipment.

Other than computer equipment used in operations, the Company currently does not own or hold any tangible fixed assets, including real property, plant or equipment, whether by leasehold or otherwise.

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

Nature of Operations

The Company was incorporated on November 27, 2017 and, through its subsidiaries, is engaged in the operation and ongoing development of an integrated and regulated solution for trading of blockchain assets on a digital asset and security token trading platform called INX.One. The Company also provides other services and products related to the trading of blockchain assets. INX.One is designed to offer both security tokens and digital assets under a single platform and to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions.

INX Token

As part of its blockchain ecosystem, the Company created the INX Token (the “INX Token”), and on August 20, 2020, the SEC acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared effectiveness of the INX Token Offering (“the Offering”). In such Offering, INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

The Company is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the INX Token). The public offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

In July 2021, INX listed the INX Token for trading on the INXS Trading Platform, rebranded since then to INX.One.

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. The Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors of it determines that the Company has net cash balances sufficient to fund less than nine months of its operations. The Company intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2022, the Company held approximately 67.5 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2022, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected to be paid on April 30, 2023.

We plan to offer holders of INX Tokens an entitlement to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Results of Operations for the year ended December 31, 2022

Revenues

The Company’s operations consist of two segments which represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources: digital assets and brokerage. The Company generated $4,273,000 in net revenue for the year ended December 31, 2022, consisting of $3,621,000 revenue from brokerage fees related to our FX business and $874,000 from transaction, trading and listing fees as well as net loss on digital assets utilized in operations of $222,000 related to our security token and digital assets business.

Net loss on digital assets utilized in operations of $222,000 included gross sales of $8,724,000, less cost of digital assets of $8,758,000, less change in revaluation loss of $188,000, which mainly relates to liquidity providing and risk management trading activity initiated during 2022 by one of the subsidiaries.

Digital assets segment:

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets that occur on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought, sold, or converted and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

Listing fees

In 2022, we launched primary offerings of security tokens issued by our issuer clients on our trading platform INX.One. This service is offered by our SEC broker-dealer subsidiary INXS. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One is the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

Brokergage segment:

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction. Revenues from brokerage services are recorded on the date the service is provided or the operation is carried out, and are based on notional amounts traded.

Key Business Metrics

Security Token and Digital Asset Business

For our security token and digital assets business, we use the following key business metrics to evaluate our business, measure performance and make strategic decisions:

	Years ended December 31,
	2022	2021	2020
Number of Verified Accounts	30,584	23,856	2,833
Trading Volume	$66,744,966	$58,663,116	$-
Customer Assets on Platform	$2,608,749	$4,270,194	$-

We define “Verified Accounts” as all retail institutional customers that have registered and successfully onboarded onto our platform and have established an account as of the date of measurement. Verified Users are an indication of our growth. These customers have demonstrated an interest in our platform or direct intent to invest and transact in security tokens and digital assets. Number of Verified Accounts represents our customer acquisition pace. Verified Accounts may overstate the number of unique customers who have established an account on our platform as one customer may register for, and use, multiple accounts.

We define “Trading Volume” as the total U.S. dollar equivalent value of spot matched trades transacted between a buyer and seller through our platform during the period of measurement. Trading Volume represents the product of the quantity of asset transacted and the trade price at the time the transaction was executed. As trading activity directly impacts transaction revenue, we believe this measure is a reflection of liquidity on our order books, trading health, and the underlying growth of the digital asset economy. Generally, Trading Volume on our platform is primarily influenced by the price of security tokens and digital assets, price volatility and macroeconomic conditions.

We define “Customer Assets on Platform” as the aggregate of customer digital asset liabilities and customer custodial fiat liabilities, set forth on our consolidated balance sheet under Customer Funds, plus customer fiat balances and security token balances held in self-custody by customers of INXS.

The value of Assets on Platform is driven by three factors – the price, quantity, and type of digital asset or security token held by customers on our platform. Changes in the price and quantity or type of digital asset or security token held on our platform, can result in the increase or decrease in Assets on Platform in a particular period.

FX Business

For our FX business, we use total notional amount traded to evaluate this business, measure performance and make strategic decisions. During the years ended December 31, 2022 and 2021, our subsidiary ILSB traded total notional amounts of approximately $88.7 billion and $86.7 billion, respectively.

Total Operating Expenses

Operating expenses for the year ended December 31, 2022, were $19.0 million, and they consist of research and development, sales and marketing and general and administrative expenses, net of the gain from the fair value adjustment of INX Token warrants.

−	Research and development expenses, of $5.3 million, primarily consisted of costs of our research and development personnel and other development-related expenses.

−	Sales and marketing expenses of $6.5 million primarily comprised of personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $15.5 million, mainly include the cost of personnel, compliance and legal costs, software and technology infrastructure, audit services and insurance.

−	Operating expenses include a positive fair value adjustment of the INX Token warrant liability for warrants granted to employees and service providers of $8.3 million.

Net income

Our net income for the year ended December 31, 2022, was approximately $211.3 million.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2022, was approximately negative $22.3 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2022, was approximately negative $56.7 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2022:

Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(34,374,000)
Less: Net cash used in operating activities in the year ended December 31, 2022	(22,305,000)
Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2021 that formed the basis of distribution paid to INX Token holders on April 30, 2022 (there was no distribution)	-
Plus: Proceeds from INX Tokens in the year ended December 31, 2022	-
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2022	-
Cumulative Adjusted Operating Cash Flow as of December 31, 2022	(56,679,000)

Results of Operations for the year ended December 31, 2021

Revenues

The Company generated $2.5 million in revenue for the year ended December 31, 2021, consisting of $2.3 million in revenue from brokerage fees related to our FX business and $0.3 million from transaction and trading fees related to our digital asset and security token business.

Total Operating Expenses

Operating expenses for the year ended December 31, 2021 were $56 million and they mainly consist of research and development, sales and marketing, and general and administrative expenses.

−	Research and development expenses, of $3.9 million, primarily includes costs of our research and development personnel and other development-related expenses.

−	Sales and marketing expenses of $6.4 million, is primarily comprised of personnel costs and marketing costs incurred in connection with our initial public offering.

−	General and administrative expenses, of $33.1 million, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

−	Operating expenses include a negative fair value adjustment of the INX Token warrant liability for warrants granted to employees and service providers of $12.6 million.

Net Loss

Our net loss for the year ended December 31, 2021 was approximately $215.2 million.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2021 was approximately negative $22.0 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2021 was approximately negative $34.4 million.

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

Results of Operations for the year ended December 31, 2020

Total Operating Expenses

Operating expenses for the year ended December 31, 2020 were $11.8 million, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $1.6 million, include the cost of development of our trading platform and are primarily comprised of costs of our research and development personnel and other development-related expenses. Sales and marketing expenses amounted to $2.2 million, primarily comprised of costs of personnel and other marketing costs incurred in connection with our initial public offering. General and administrative expenses, which amounted to $8.1 million, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

Net Loss

Our net loss for the year ended December 31, 2020 was approximately $24.3 million.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2020 was approximately negative $6.1 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2020 was approximately negative $12.4 million.

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

Comparison of operating results for the year ended December 31, 2022 and 2021

The following table presents an overview of our results of operations for year ended December 31, 2022 and 2021:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2021
Revenue:
Trading and brokerage fees	$4,495	$2,544

Sales of digital assets	8,724	-
Cost of digital assets	(8,758)	-
Change in revaluation gain (loss) on digital assets, net	(188)	-
Net gain (loss) on digital assets	(222)	-

Revenue, net	4,273	2,544

Operating income (expenses):
Research and development	(5,306)	(3,849)
Sales and marketing	(6,512)	(6,411)
General and administrative	(15,450)	(33,136)
Fair value adjustment of INX Token warrant liability to employees and service providers	8,294	(12,626)

Loss from operations	$(14,701)	$(53,478)

Unrealized gain (loss) on INX Tokens issued, net	226,044	(161,173)
Finance income	787	-
Finance expense	(677)	(427)
Income (loss) before tax	211,453	(215,078)
Tax expenses	(119)	(157)
Net income (loss)	$211,334	$(215,235)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	424	-
Unrealized loss on securities at fair value through other comprehensive income (loss)	(1,353)	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(513)	188

Total other comprehensive income (loss)	(1,442)	188

Total comprehensive income (loss)	$209,892	$(215,047)
Earnings (loss) per share, basic and diluted	$4.52	$(14.30)
Weighted average number of shares outstanding, basic and diluted	46,767,930	15,048,576

Research and Development Expenses

We incurred $5.3 million in research and development expenses for the year ended December 31, 2022, compared to $3.9 million for the year ended December 31, 2021. Research and Development expenses increased by $1.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily driven by an increase of $2.7 million in personnel cost and cost and services related to the development of our trading platform, which is offset by the decrease in share-based compensation expense of $1.1 million, respectively.

Sales and Marketing Expenses

We incurred $6.5 million in sales and marketing expenses during the year ended December 31, 2022, compared to $6.4 million for the year ended December 31, 2021. Sales and marketing expenses increased by $0.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This net increase was primarily driven by decreases in share-based compensation expenses of $1.1 million,which is offset by increases in token-based compensation of $0.3 million, personnel costs of $0.5 million, other marketing costs of $0.3 million and customer support expenses of $0.1 million.

General and Administrative expenses

We incurred $15.5 million in general and administrative expenses during the year ended December 31, 2022, compared to $33.1 million for the year ended December 31, 2021, a decrease of $17.6 million, primarily driven by decreases in share-based and token-based compensation expense of $7.6 million and $6.0 million, respectively, a decrease in IPO related costs of $5.2 million, and $1.5 million decrease related to compliance and registration fees. The decrease offsets the increase in personnel costs of $0.8 million, an increase in amortization expense of $0.6 million, an increase in right-of-asset depreciation of $0.4 million, an increase in software and technology of $0.3 million, and an increase in other operation costs of $0.6 million.

Change in fair value of INX Token and INX Token warrants

Our balance sheet as of December 31, 2022 includes the INX Token liability of $56.9 million compared to $282.6 million as of December 31, 2021. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2022 and 2021, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 11 in the audited consolidated financial statements).

Also, as of December 31, 2022 and December 31, 2021 the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is 6,972,192 and 5,660,861, respectively. The INX Token warrant liability of $1.6 million and $9.8 million at December 31, 2022 and 2021, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 12 in the financial statements).

Changes in fair value of the liabilities noted above are recorded through profit or loss in our consolidated statements of comprehensive income (loss). During the year ended December 31, 2022, the fair value of INX Tokens and INX Token warrant liabilities decreased by $226 million and $8.2 million, respectively, which is recorded as a gain in the statement of comprehensive income (loss).

INX Token Valuation

The fair value of each INX Token as of December 31, 2022, and December 31, 2021, was $0.43 and $2.20, respectively.

Net income (loss)

Net income for the year ended December 31, 2022, was $211.3 million compared to net loss of $215.2 million, for the year ended December 31, 2021, an increase of $426.5 million. A substantial portion of this increase, specifically $387.2 and $20.1 million, is attributable to the change in the fair value of the liabilities related to INX Tokens and INX Token warrants, respectively, from December 31, 2021 to December 31, 2022.

Total comprehensive income (loss)

Total comprehensive income for the year ended December 31, 2022, was $209.9 million compared to total comprehensive loss of $215.1 million, for year ended December 31, 2021, an increase of $425.0 million.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2022, was negative $22.3, compared to an Adjusted Operating Cash Flow of negative $22.0 for the year ended December 31, 2021, an increase in negative cash-flows from operations of $0.3 million that resulted from an increase in our loss from operations between the compared periods.

Comparison of year ended December 31, 2021 and 2020

The following table presents an overview of our results of operations for year ended December 31, 2021 and 2020:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2020

Revenue:
Trading and brokerage fees	$2,544	$-

Sales of digital assets	-	-
Cost of digital assets	-	-
Change in revaluation gain (loss) on digital assets, net	-	-
Net gain (loss) on digital assets	-	-

Revenue, net	2,544	-

Operating income (expenses):
Research and development	(3,849)	(1,581)
Sales and marketing	(6,411)	(2,153)
General and administrative	(33,136)	(8,056)
Fair value adjustment of INX Token warrant liability to employees and service providers	(12,626)	-

Loss from operations	(53,478)	(11,790)

Unrealized gain (loss) on INX Tokens issued, net	(161,173)	(12,518)
Finance income	-	-
Finance expense	(427)	(23)
Income (loss) before tax	(215,078)	(24,331)
Tax expenses	(157)	-
Net income (loss)	(215,235)	(24,331)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	-	-
Unrealized loss on securities at fair value through other comprehensive income (loss)	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	188	-

Total other comprehensive income (loss)	188	-

Total comprehensive income (loss)	(215,047)	(24,331)
Earnings (loss) per share, basic and diluted	$(14.30)	$(2.00)
Weighted average number of shares outstanding, basic and diluted	15,048,576	12,152,006

Research and Development Expenses

We incurred $3.9 million in research and development expenses for the year ended December 31, 2021, compared to $1.6 million for the year ended December 31, 2020. Research and development expenses increased by $2.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily driven by increases in share-based compensation expense of $0.8 million, and an increase in personnel cost of $1.5 million and other cost and services related to the development of our trading platform.

Sales and Marketing Expenses

We incurred $6.4 million in sales and marketing expenses for the year ended December 31, 2021, compared to $2.2 million for the year ended December 31, 2020. Sales and marketing expenses increased by $4.2 million during the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily driven by increases in share-based compensation expense of $1.9 million, an increase in personnel costs of $1.8 million and an increase in other marketing costs in connection with our initial public offering of $0.8 million.

General and Administrative expenses

We incurred $33.1 million in general and administrative expenses for the year ended December 31, 2021, compared to $8.1 million for the year ended December 31, 2020, an increase of $25.0 million, primarily driven by increases in share-based compensation expense of $7.6 million, an increase in personnel costs of $4.3 million, an increase in legal and offering related services of $4.9 million, an increase in compliance and registration fees of $1.9 million and an increase in other operation costs of $3.0 million.

Change in fair value of INX Token and INX Token warrants

Our consolidated balance sheet as of December 31, 2021 includes INX Token liability of $282.6 million compared to $24.1 million as of December 31, 2020. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX token to pay transaction fees on the INX Trading Platform. At December 31, 2021, we measured the INX Token at fair value based on the closing market price of the INX Token as of December 31, 2021. At December 31, 2020, we measured the INX Token at fair value based on the closing marketing price and the offering price.

Also, as of December 31, 2021 and December 31, 2020 the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is 5,660,861 and 5,926,083, respectively. The related liability in the amount of $9.8 million and $4.3 million as of December 31, 2021 and 2020, respectively is presented at fair value based on Black-Scholes pricing model.

Changes in fair value of the liabilities noted above are recorded through profit or loss in our consolidated statements of comprehensive income (loss). During the year ended December 31, 2021, the fair value of INX Token liability increased by $258.6 million and the liability for INX Token grant commitments increased by $5.6 million, which is recorded as a net loss in the statement of comprehensive income(loss).

Loss and total comprehensive loss

Loss and total comprehensive loss for the year ended December 31, 2021, was $215.3 million compared to net loss of $24.3 million, for year ended December 31, 2020, an increase of $190.9 million.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2021, was negative $22.0 million, compared to an Adjusted Operating Cash Flow of negative $6.1 million for the year ended December 31, 2020, an increase in negative cash-flows from operations of $15.9 million that resulted from an increase in our loss from operations between the compared periods and decrease in fair value of our digital assets.

B. Liquidity and Capital Resources.

Capital resources

As of December 31, 2022, our operating capital of $29.5 million is held in cash and cash equivalents, U.S. Treasury securities, and marketable corporate bonds as follows:

(U.S. Dollars in thousands)

	December 31, 2022	December 31, 2021
Cash and cash equivalents	19,781	24,581

Short-term investments (*)
U.S. Treasury securities	3,444	-
Corporate bonds – marketable investments	1,589	-
Total short-term investments	5,033	-

Long-term investments (*)
Corporate bonds – marketable investments	4,254	-
Other investments	400	-
Total long-term investments	4,654	400
	29,468	24,981

Reserve Fund (otherwise referred to as Cash Fund)

In addition, as of December 31, 2022 and 2021, INX has segregated $36,023, which is restricted as the Reserve Fund set aside to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

(U.S. Dollars in thousands)

	December 31, 2022	December 31, 2021
Cash and cash equivalents	5,824	21,987

Short-term investments
U.S. Treasury securities	6,141	-
Corporate bonds – marketable investments	12,332	-
Total short-term investments	18,473	-

Long-term investments
U.S. Treasury securities	474	-
Corporate bonds – marketable investments	11,252	14,036
Total long-term investments	11,726	14,036
	36,023	36,023

Digital assets

As of December 31, 2022 and 2021, we held $2.6 million and $1 million, respectively, of digital assets for operating purposes.

Coin Symbol	December 31, 2022		December 31, 2021

USDT	$684		$25
BTC	546		233
ETH	503		177
USDC	463		543
LTC	109		14
ZEC	51		8
UNI	44		-
AAVE	31		-
COMP	31		-
CRV	29		-
MATIC	28		-
Other	78		-
	$2,597	(*)	$1,000	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy.

Material cash commitments and contractual obligations

As of December 31, 2022 and 2021, we have the following short and long-term cash commitments and contractual obligations:

(U.S. Dollars in thousands)

	December 31, 2022	December 31, 2021
Current liabilities
Accounts payable and accrued expenses	2,298	3,170
Funds due to customers	2,609	4,270
Lease liability	519	319
Total current liabilities	5,426	7,759

Non current liabilities
Lease liability	868	821
Total non-current liabilities	868	821
Total	6,294	8,580

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating capital

To date, although we have generated brokerage fee revenue through ILSB as well as trading and transaction fees, and listing fees earned on our security token and digital assets business offered by INXS and INX Digital, we have mainly financed our operations through equity investments made by our shareholders and the INX Token Offering in the US and the Valdy Transaction in Canada.

Our future expenditures and capital requirements will depend on numerous factors, including our growth, our ability to acquire and retain new clients utilizing our services and attract issuers to issue security tokens and list them on INX.One for trading, as well as the continuing market acceptance of our products and services and digital assets and blockchain technology and overall economic conditions.

We believe that our existing operating capital is sufficient in both the short and long term to meet our operating requirements, including meeting our working capital and capital expenditure requirements.

C. Research and development, patents and licenses, etc.

For information concerning our research and development policies and a description of the amount spent during each of the last four fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D. Trend Information

See “Item 4, Item 5.A” and “Item 5.B.”

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretations Committee (“IFRIC”).

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

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Financial liabilities at fair value through profit or loss - INX Token liability:

Based on the terms of the INX Token, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transaction fees on the INX One Trading Platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

The Company’s obligation to distribute annually to the INX Token holders 40% of the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected in accordance with IAS 9 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss.

Accordingly, the INX Token liability is remeasured to fair value at the end of each reporting period through profit or loss. The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. At December 31, 2022, all change in fair value of the INX Token liability is included in profit or loss.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company (through its subsidiaries) is recognized as compensation expense when services are provided.

Impairment of goodwill

The Company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

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

Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out.

Trading fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on a net basis. The Company’s service consists of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Trading fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, the promised services are transferred to the customer and the customer obtains control. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information relating to our  executive officers and board members, including their ages, as of April 30, 2023. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

Name	Age	Position
Shy Datika	54	Director, President & CEO
Itai Avneri	49	Deputy CEO & Chief Operating Officer
Maia Naor	39	Chief Product Officer
Jonathan Azeroual	36	Chief Blockchain Officer
Alan Silbert	50	Director; Chief Executive Officer of North America
Keren Avidar	46	Global General Counsel
Paz Diamant	54	Chief Technology Officer
Renata Szkoda	46	Chief Financial Officer
Vlad Uchenik	53	Chief Compliance Officer; Chief Executive Officer of INXS
David Weild (1)	66	Independent Director
Nicholas Thadaney (1) (2)(3)	54	Independent Director
Thomas Lewis (1) (2)(3)	70	Independent Director
Hilary Kramer (2)(3)	59	Independent Director
Demetra Kalogerou	54	Independent Director

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with a specified defined period of term.
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Governance Committee

Mr. Shy Datika is one of our founders and has served as our President since 2017 and CEO since 2022. Mr. Datika has also been a member of the board of directors since December 2021. Mr. Datika has more than 25 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 20 years, Mr. Datika has been extensively involved in financial technology (“fin-tech”) as an investor, director or manager of several companies, including as CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, any option, Ouroboros Ltd (CySec licenced CIF) and as an independent (external) director and the Chairman of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial market. Mr. Datika serves as a director on the board of numerous private companies.

Mr. Itai Avneri has served as our Deputy CEO since March 2022 and our Chief Operating Officer since January 2021. Mr. Avneri brings over 20 years of executive management experience into this role. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of anyoption, and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has served on the advisory boards of various enterprises including Reality Races, Layer11, Groupiez and BeexOS. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Ms. Maia Naor has served as our Chief Product Officer and has been with the Company since its founding. Ms. Naor has ten years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Jonathan Azeroual has served as our Chief Blockchain Officer our incorporation. Mr. Azeroual has over 10 years of broad financial experience working for banks, hedge funds, brokerage firms in various analytical, operational or executive positions in Paris’, New York’s, and London’s financial markets. He is the co-founder and, from July 2015 until December 2017, served as Chief Executive Officer of Bsave Ltd., a UK company which operates a Bitcoin savings platform. He also currently works for Redwood Digital Fund as a member of their Trading & Investment Services team. He currently serves on the board of directors of Redwood Digital Offshore Fund I, Ltd. From June 2016 to February 2017, he was a member of the Trading & Investment Services group at Hadas Capital. Between October 2014 and October 2015 he was an algorithmic trader for Colley Cooper Capital. Prior to that, starting in 2012 until October 2014, he served as an institutional sales trader for Sunrise Brokers. He graduated with honors and holds a postgraduate degree in Financial and Statistical Engineering from Paris-Dauphine University and holds ESCP Europe Advanced Master in Finance.

Mr. Alan Silbert has served as our Secretary and our Chief Executive Officer of North America since April 2021. Mr. Silbert has been our director since March 2018. He joined the Company in March 2018 as Executive Managing Director. Mr. Silbert is responsible for Company operations in North America, and his responsibilities include facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading regulatory and licensing processes. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Life Science Finance/Venture Debt teams. Prior to that, he was Senior Vice President at GE Capital and Vice President at Merrill Lynch Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

Mr. Paz Diamant has served as our Chief Technology Officer since July 2020. Mr. Diamant has more than 25 years of experience in the banking and financial technology industry. From November 2013 to January 2020, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

Mrs. Renata Szkoda is our Chief Financial Officer. Ms. Szkoda brings with her over 20 years of experience and financial leadership in regulated capital markets and financial services industry. Ms. Szkoda has deep expertise in financial regulation and a strong record of building financial and operational infrastructure to enable business expansion within regulated environments. She was previously the Director of Finance at Galaxy Digital, a financial services and investment management firm focused on digital assets. Prior to that, Ms. Szkoda was the Chief Financial Officer at Blue Fire Capital, proprietary trading firm based in Chicago, Chief Financial Officer of KCG Futures, the division of KCG Americas (KCG), a self-clearing futures commission merchant (FCM) and the Senior Vice President, Accounting and Finance at Rosenthal Collins Group (RCG), a FCM based in Chicago where she oversaw the finance and treasury operations. Prior to her employment at RCG, Ms. Szkoda was a senior audit manager in the Financial Services Practice Group of RSM McGladrey, providing audit and consulting services to a variety of financial services firms, including securities broker-dealers, futures commission merchants, hedge funds, investment advisors, market specialists and commodity pools. Ms. Szkoda is a CPA and holds a Bachelors of Science in Accounting from University of Illinois at Chicago.

Ms. Keren Avidar is Global General Counsel. Ms. Avidar brings with her over 20 years of legal experience in the fintech industry.  Ms. Avidar has an extensive knowledge of worldwide financial markets, for both regulated and unregulated markets, best practice standards in the industry and regulatory requirements. Ms. Avidar has a strong record of building legal and regulatory infrastructure to enable business operation and expansion within the financial environment. Ms. Avidar managed her own practice while advising her clients on all aspects of their daily operations and business concerns, she was previously the General Legal Counsel at Final Group, a leader in algorithmic trading worldwide, she was an associate at S. Horowitz & Co., one of Israel’s largest law firms, an associate at Fried, Frank, Harris, Shriver and Jacobson LLP, an international law firm headquartered in New York City. Ms. Avidar was admitted to practice law in Israel in 2001 and in New York in 2005. She holds a LLB from Middlesex University, London and LLM from Tel Aviv University.

Mr. Vlad Uchenik is Chief Compliance Officer for the INX Trading Solutions group of companies and the Chief Executive Officer of INXS. Mr. Uchenik has over 26 years of experience in the financial services industry. Vlad is currently CEO and CCO for INXS (formerly Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks), and has been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ’40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

Mr. David Weild has been an independent director of the Company since April 2018. Mr. Weild is founder, chairman and CEO of Weild & Co., Inc., parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman of NASDAQ, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University, and also studied at the Sorbonne, Ecoles des Hautes Etudes Commerciales (HEC Paris) and the Stockholm School of Economics. Mr. Weild is currently on the boards of BioSig Technologies, Inc. and Scopus Biopharma, Inc., and previously served on the board of PAVmed Inc. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity Tuesday’s Children. He became chairman emeritus in October 2016. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, and small company expertise to the Company gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, OECD and the G-20 on how market structure can be better to improve capital formation and economic growth. Mr. Weild co-authored a number of definitive white papers that were the key catalysts for new legislation and regulatory reforms, including the JOBS Act.

Mr. Nicholas (Nick) Thadaney has been an independent director of the Company since July 2018. He most recently founded Partners Capital Corp. in 2019, a firm focused on advising, co-investing and partnering with entrepreneurs and their management teams to accelerate the growth of their businesses through innovative capital and strategic solutions. Mr. Thadaney was previously President and Chief Executive Officer, Global Equity Capital Markets, and a member of the senior management team of TMX Group until February 2018. In his roles with TMX Group, Mr. Thadaney was responsible for all equity listing and trading activity across the company’s equities markets and alternative trading systems, including heading the Toronto Stock Exchange, TSX Venture Exchange, Alpha, TMX Select, and TSX Private Markets.  He also oversaw TSX Trust - TMX Group’s transfer agency and corporate trust services provider. Prior to joining TMX Group in 2015, Mr. Thadaney was Chief Executive Officer of ITG Canada Corp. (now Virtu Financial) since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG’s Global Executive Committee. He joined ITG Canada as Director of Sales and Trading in 2000. Before his tenure at ITG, Mr. Thadaney was Vice-President, Business Development (Equities) at C.T. Securities Inc.(Canada Trust), which was later acquired by T.D. Securities Inc.(TD Bank) in 1999. Mr. Thadaney has been a board & committee member of a number of prominent businesses, industry associations, and registered charities, including: Bermuda Stock Exchange; CanDeal; Investment Industry Regulatory Organization of Canada (IIROC); Investment Industry Association of Canada; JA (Junior Achievement) Canada; Mount Sinai Hospital Asset Management Industry Hold’em for Life Charity (Co-Chair); Toronto Financial Services Alliance (now Toronto Finance International); Young Presidents Organization (Ontario Chapter); and the World Federation of Exchanges SME Advisory Board. Mr. Thadaney also currently serves as a senior advisor to a number of firms and a director on the boards of Coinsquare Inc., Tetra Trust Company and Agrinam Acquisition Corporation.

Mr. Thomas K. Lewis, Jr. has been an independent director of the Company since October 2018. Mr. Lewis was the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis retired from Noble 4 Advisors in January 2020. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis has served on the advisory board of Xpansiv Limited, a global marketplace for ESG commodities, including carbon, RECs, digital fuels, and water rights, since 2021. Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science, and served for twelve years as a member of the Board of Trustees of the University of New Haven. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

Ms. Hilary Kramer has been an independent director of the Company since January 2022. Ms. Hilary Kramer is a former analyst and investment banker at Morgan Stanley and Lehman Brothers, founded and ran a long-short hedge fund, GreenTech Research LLC, and has been chief investment officer overseeing more than $5 billion of debt and equity portfolios. Ms. Kramer served as the co-head and board member of a $1.0 billion private equity fund jointly owned by Hicks, Muse that developed and invested in new programming content as well as serving on the advisory board of numerous companies including DirecTV International, Spalding and Evenflo. Ms. Kramer has served as a director to four publicly-traded companies and consults in family offices and institutions, such as Montgomery Asset Management, Freddie Mac, and families on the Forbes list of global billionaires ranging from Latin America to the Middle East. Ms. Kramer authors seven subscription-based investment newsletters and has a nationally syndicated investment radio show, Kramer’s Millionaire Maker, on the Salem Network in 140 markets. In 2020, Ms. Kramer was awarded the Gracie Award for best syndicated national radio show. She is the author of Ahead of the Curve (Simon & Schuster 2007) and The Little Book of Big Profits from Small Stocks (Wiley 2012). Her latest book, Game Changing Investing (Regnery 2020) is on the best- selling lists at “The Wall Street Journal”, “USA TODAY” and on Amazon.com. Ms. Kramer was a founding member of the Wall Street Journal Women in Business. In 2011, Ms. Kramer received the Certified Fraud Examiner (CFE) designation and has been an investigator and expert witness on compliance, board governance, executive compensation, portfolio structure and investment suitability cases. Ms. Kramer holds an MBA from the Wharton School of the University of Pennsylvania and a BA with honors from Wellesley College.

Ms. Demetra Kalogerou has been an independent director of the Company since February 2022. Mrs. Demetra also currently serves as a non-executive independent board member of the listed company Swissquote Group Holding Ltd., and of the private company ecombx Ltd. Ms. Kalogerou (BSc, MSc, MPhil) from September 2011 to September 2021 was the Chairwoman of CYSEC, the independent public supervisory Authority responsible for the supervision of the Capital Markets, the investment services market, all the transactions in transferable securities and other financial instruments carried in and out of the Republic of Cyprus and the collective investment and asset management sector. It also supervises firms offering administrative services as well as Crypto Exchanges only in terms of AML issues and financial terrorism. From 2011 to 2021, she participated in the board of supervisors of the European Securities and Markets Authority (ESMA). Also, from November 2012 until February 2021, she was a member of the Cyprus Public Audit Oversight Board, which has been established for the oversight of auditors and audit firms. Furthermore, from November 2019 until June 2021 Mrs. Kalogerou chaired the ad-hoc tripartite committee and she was also a member of the four-party committee concerning the investigation of  the naturalization of all persons done through the CIP. Additionally from September 2013 until June 2014, Mrs. Kalogerou has been a member of the Resolution Authority, with the Minister of Finance and the Governor of Central Bank of Cyprus, which supervised the implementation of the resolution of financial institutions in Cyprus.

Arrangements Concerning Election of Directors; Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation.

Compensation of Senior Management and Directors

Each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

Compensation provided to key management personnel and directors for the years ended December 31, 2022, and 2021 and 2020 was as follows:

(U.S. Dollars in thousands)

	Year ended December 31,
	2022	2021	2020

Research and Development:
Compensation and benefits	$738	$598	$380
Share-based compensation (*)	93	391	45
INX Token based compensation	9	448	91

Sales and marketing:
Compensation and benefits	369	4,406	816
Share-based compensation (*)	176	2,783	171
INX Token based compensation	298	3,878	421

General and administrative:
Compensation and benefits	1,575	1,577	2,045
Share-based compensation (*)	520	6,883	124
INX Token based compensation	275	2,249	391

	2,367	23,213	4,484
Fair value adjustment of INX Token and derivative liabilities	$(20,133)	$24,673	$3,852

(*)	See Note 18 to the consolidated audited financial statements as of December 31, 2022 for description of options granted by Parent to employees of the Company that are exercisable into Common shares of Parent.

For additional information, see “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

Equity Compensation Plan Information

On February 22, 2021, the Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Plan”) and, on March 18, 2021, the Company’s shareholders approved the Plan. The Plan provided for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates.

The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares of INX to such employees, directors and consultants engaged by INX or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such grantees.

Upon completion of the Valdy Transaction, all outstanding INX Options were exchanged for Valdy Consideration Options, which are governed by the Omnibus Equity Incentive Compensation Plan of TIDCI (the “TIDCI Equity Incentive Plan”).

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

Plan Amendment or Termination. The Company’s board of directors may at any time amend, alter, suspend or terminate the Plan. Certain amendments, alterations, or the suspension or discontinuance of the Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of the Company’s shareholders. Unless sooner terminated, the Plan terminates in February 2036.

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

Plan Administration. The TIDCI Board administers and interprets the provisions of the TIDCI Equity Incentive Plan. Under the TIDCI Equity Incentive Plan, the TIDCI Board has the authority to, among other things, determine award grantees, the numbers and types of share awards to be granted, applicable market value and the provisions of each share award, including the period of their exercisability and the vesting schedule applicable to a share award, construe and interpret the TIDCI Equity Incentive Plan and awards granted thereunder, prescribe, amend and rescind rules and regulations for the administration of the TIDCI Equity Incentive Plan, and accelerate the vesting of awards.

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

Limitations on Grants.

The TIDCI Equity Incentive Plan provides that-

◌	Awards granted to any one individual in any 12-month period cannot exceed more than 5% of the issued TIDCI shares, unless TIDCI has obtained disinterested shareholder approval.

◌	Awards granted to any one consultant, in aggregate, in any 12-month period cannot exceed more than 2% of the issued TIDCI shares.

◌	Stock options granted to all persons, in aggregate, conducting investor relations activities in any 12-month period cannot exceed more than 2% of the issued TIDCI shares.

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

C. Board Practices

Election of Directors; Independent Board Members

Under the Companies Act, a Gibraltar private company must have at least one director. Appointments of directors are performed by means of a vote at the general meeting of shareholders, or by a resolution of the board if permitted by the memorandum or if the articles so provide. Our Articles of Association provide that, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director (a) by ordinary resolution of the shareholders (members) (within the meaning given in section 200 of the Companies Act), or (b) by a decision of our Board of Directors.

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

Number of Directors

Under the Companies Act, every Gibraltar private limited company shall have at least one director and the number shall be fixed in the company’s memorandum and articles of association.

Removal of Directors.

Under the Gibraltar law, directors may be removed from office, with or without cause, in accordance with the provisions of their memorandum and articles of association. Gibraltar law allows shareholders with sufficient majority to exercise a vote to remove directors. In addition, under our Articles of Association, a person ceases to be a director as soon as: (a) that person ceases to be a director by virtue of any provision of the Companies Act or the Gibraltar Insolvency Act 2011 or is prohibited from being a director by law; (b) a bankruptcy order is made against that person; (c) a composition is made with that person’s creditors generally in satisfaction of that person’s debts; (d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months; (e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms. Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may affect such removal only for cause.

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

The Companies Act has no direct comparison, but it is worth noting that certain common law provisions relating, for example, to conflicts of interest and similar considerations, may, depending on the facts, apply under Gibraltar law.

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

Nominating and Corporate Governance Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a Nominating and Corporate Governance Committee and SEC rules and regulations, and established the committee on December 14th, 2021. The Nominating and Corporate Governance committee is currently comprised of three members of the Board. The members of our Nominating and Corporate Governance committee will each be independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The Nominating and Corporate Governance committee will exercise general oversight with respect to the governance of the Board of Directors.

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

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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

D. Employees.

Each individual who provides services to us does so through an employment, services, consulting or similar agreement.

Company(1)	Location	Management		Financial	Technology	Administration and Other Positions	Total

INX Limited (Gibraltar)	Gibraltar, Cyprus Israel	3	(2)	-	2	11	16

INX Digital, Inc. (US)	United States	2		-	-	4	6

Midgard Technologies Ltd. (Israel)	Israel	2		5	24	6	37
I.L.S. Brokers Ltd. (Israel)	Israel	2		1	1	11	15
INX Securities , LLC	United States	1		-	-	-	1
Total		10		6	27	32	75

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.
(2)	These employees/service providers are located in Israel.
(3)	Employees/service providers of INX Digital also provide services to INXS.

E. Share Ownership.

As of April 28, 2023, 47,635,875 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of April 28, 2023, none of the outstanding ordinary shares are held by U.S. Persons.

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

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
The INX Digital Company Inc.*	47,635,875	100%

Senior Management and Directors(1)
Shy Datika	-	-
Renata Szkoda	-	-
Itai Avneri	-	-
Maia Naor	-	-
Jonathan Azeroual	-	-
Alan Silbert	-	-
Paz Diamant	-	-
David Weild	-	-
Nicholas Thadaney	-	-
Thomas Lewis	-	-
Hilary Kramer	-	-
Demetra Kalogerou	-	-
Vlad Uchenik	-	-
All of the senior management and directors as a group (13 persons)	-	-

*	Some of the Senior Management and Directors of the Company hold common shares of TIDCI and options to purchase common shares of TIDCI.
(1)	The address of Senior Management and Directors is INX Limited’s registered office at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of April 28 2023, by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% Shareholders
The INX Digital Company Inc.	-	-

Senior Management and Directors
Shy Datika(1)	9,435,939	4.71%
Renata Szkoda(2)	150,000	*
Itai Avneri(3)	460,000	*
Maia Naor(4)	1,062,499	*
Jonathan Azeroual(5)	875,000	*
Alan Silbert(6)	1,004,911	*
Douglas Borthwick(7)	1,195,158	*
Paz Diamant(8)	302,500	*
David Weild(9)	438,667	*
Nicholas Thadaney(10)	438,667	*
Thomas Lewis(11)	438,667	*
Hilary Kramer(12)	52,500	*
Demetra Kalogerou(13)	49,000	*
Vlad Uchenik(14)	150,000	*
Keren Avidar(15)	150,000	*

All of the senior management and directors as a group (15 persons)

*	Less than 1%
(1)	Mr. Datika, one of our founders and directors and our CEO and President, holds 9,435,939 INX Tokens through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(2)	Mrs. Renata Szkoda, our Chief Financial Officer, holds 150,000 tokens held pursuant to an Restricted Token Award (“RTA”).

(3)	Mr. Avneri, our Chief Operating Officer, holds an option to purchase 360,000 INX Tokens at a price of $0.09 per Token and additional 100,000 at a price of $0.43 per Token, of which options to purchase 180,000 INX Tokens have vested or will vest within 60 days of April 28, 2023.
(4)	Ms. Maia Naor, our Chief Product Officer, holds 937,499 INX Tokens, and an option to purchase 125,000 INX Tokens at a price of $0.43 per INX Token, a, none of which have vested or will vest within 60 days of April 28, 2023.

(5)	Mr. Jonathan Azeroual, our Chief Blockchain Officer, holds 750,000 INX Tokens, and has an option to purchase 125,000 INX Tokens at a price of US$0.43 per INX Token, , none of which have vested or will vest within 60 days of April 28, 2023.
(6)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds 1,004,911 INX Tokens.
(7)	Mr. Borthwick holds 1,195,158 INX Tokens. Mr. Borthwick resigned from his position as Chief Business Officer (CBO) of the Company effective December 31, 2022, and entered into a written agreement with the Company to serve on its advisory board, effective January 1, 2023.
(8)	Mr. Diamant, our Chief Technology Officer, holds 50,000 INX Tokens, and options to purchase 200,000 INX Tokens, at the price of $0.08 per Token and additional 52,500 at an exercise price of $0.43 per INX Token, of which options to purchase 75,000 INX Tokens have vested or will vest within 60 days of April 28, 2023.
(9)	Mr. Weild, our director, holds options to purchase an aggregate amount of 438,667 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant .
(10)	Mr. Thadaney, our director, holds (i) 361,667 INX Tokens, (ii) options to purchase 77,000 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(11)	Mr. Lewis, our director, (i) holds 365,167 INX Tokens, and (ii) options to purchase 73,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(12)	Ms. Hilary Kramer, our director, holds options to purchase 52,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(13)	Ms. Demetra Kalogerou, our director, holds options to purchase 49,000 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(14)	Mr. Vlad Uchenik, Chief Compliance Officer of the Company and Chief Executive Officer of INXS, holds 150,000 INX Tokens held pursuant to an RTA.
(15)	Ms. Keren Avidar, General Global Counsel, is entitled to receive an option to purchase 150,000 INX Tokens at an exercise price equal to the fair market value of the Tokens as of the date of grant of the Tokens by INX Limited.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of April 28, 2023. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Record Holders

As of April 28, 2023, there was one holder of record of our shares that is not incorporated in the United States.

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

Management, Services or Consulting Agreement

Pursuant to the Bentley Services Agreement, Bentley Limited provides services to the Company, including by way of Mr. James Crossley serving as a member of the Board of Directors. On December 14, 2021, Mr. Crossley resigned from his position as a member of the Company’s Board and is now serving as the Company’s Director of Business Development.

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

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, TIDCI entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly-owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of TIDCI. Under the advisory agreement, TIDCI agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, TIDCI is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of TIDCI. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by TIDCI under the investment transaction.

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

On December 30, 2021, the Company’s Board of Directors also approved the grant of an unsecured, non-recourse loan in the amount of US$404,129 bearing interest at a rate of 1.26% annually to Mr. Silbert (“Silbert Loan”) by INX Digital in connection with the exercise of a portion of his options to purchase Silbert’s Tokens (the “Silbert Promissory Note”). On February 8, 2022, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Silbert. Such INX Tokens were granted to Mr. Silbert on April 12, 2022 following the approval of the changes to our Plan on March 31, 2022. On March 24, 2022, the Board of Directors of TIDCI approved an increase of the Silbert Loan from US$ 404,129 to US$ 504,300. The Silbert Promissory Note was amended accordingly.

Effective June 30, 2022, the Company purchased 632,474 INX Tokens from Mr. Silbert, at a per token purchase price of US$0.80, and on the same date Mr. Silbert used the aggregate proceeds from such purchase to repay the full balance of the Silbert Loan, in the amount of US$506,150, including accrued interest On the same date, the Company’s Board of Directors also approved a grant of 837,385 INX Tokens subject to a Restricted Token Agreement, subject to continuous engagement of Mr. Silbert with the Company or its affiliates, such that the tokens would be fully vested on March 30, 2024. Upon separation or termination of employment with the Company, 731,830 of these tokens would be fully vested on the date of termination of employment.

Management, Services or Consulting Agreement

Mr. Silbert has entered into a written employment agreement with INX Digital, pursuant to which he provides services, including as a member of the Board of Directors of the Company, formerly as the Executive Managing Director of U.S. Operations of INX Digital, and commencing as of April 1, 2021 as the Chief Executive Officer of North America.

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

In January 2023, Triple V (1999) Ltd. converted part of its Fees into options to acquire 593,678 shares in the Company.

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

The Board of Directors of TIDCI approved two grants of an aggregate total amount of 786,535 Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI , subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Under the terms of the Loan Agreement, Ms. Naor purchased 937,499 INX Tokens issued by the Company at a price of $0.01 per INX Token.

On February 25, 2021, Ms. Naor exercised her right to convert the outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares of the Company.

Mrs. Naor has an option to purchase 125,000 INX Tokens at a price of $0.43 per INX Token.

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

Mr. Jonathan Azeroual

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Chief Blockchain Officer, the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. On January 7, 2019, the Board of Directors of the Company approved the issuance to Mr. Azeroual of 33,391 Ordinary Shares in consideration of $34,860.

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

Mr. Azeroual has an option to purchase 125,000 INX Tokens at a price of $0.43 per INX Token.

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

On December 30, 2021, the Company’s Board of Directors also approved the grant of an unsecured, non-recourse loan in the amount of $610,777 bearing interest at a rate of 1.26% annually to Mr. Borthwick (“Borthwick Loan”) by INX Digital in connection with the exercise of his options to purchase Borthwick’s Tokens (the “Borthwick Promissory Note”). On February 8, 2022, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Borthwick. Such INX Tokens were granted to Mr. Borthwick on April 12, 2022 following the approval of the changes to our Plan on March 31, 2022. The Board of Directors of TIDCI also approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Borthwick pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of The TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant). On March 24, 2022, the Board of Directors of TIDCI approved an increase of the Borthwick Loan from $610,777 to $729,777. The Borthwick Promissory Note was amended accordingly.

Effective June 30, 2022, the Company purchased 913,750 INX Tokens from Mr. Borthwick, at a per token purchase price of $0.80, and on the same date Mr. Borthwick used the aggregate proceeds from such purchase to repay the full balance of the Borthwick Loan, in the amount of $732,529, including accrued interest. On the same date, the Company’s Board of Directors also approved a grant of 1,195,158 INX Tokens subject to a Restricted Token Agreement, with a monthly vesting schedule, subject to continuous engagement of Mr. Borthwick with the Company or its affiliates, such that the tokens would be fully vested on June 30, 2025. Upon separation or termination of engagement with the Company as an employee or advisor, 983,603 of these tokens would be fully vested on the date of termination of employment.

Management, Services or Consulting Agreement

Mr. Borthwick resigned from his position as Chief Business Officer (CBO) of the Company effective December 31, 2022, and entered into a written agreement with the Company to serve on its advisory board, effective January 1, 2023.

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

On February 8, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 607,698 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”).

Mr. Diamant holds 50,000 INX Tokens, and options to purchase 200,000 INX Tokens, at the price of $0.08 per Token and additional 52,500 INX Tokens at an exercise price of $0.43 per INX Token

Management, Services or Consulting Agreement

Mr. Diamant has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Technology Officer.

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

On February 8, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 4,428,434 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”). In addition, on the same date, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant)

Mr. Avneri holds an option to purchase 360,000 INX Tokens at a price of $0.09 per Token and additional 100,000 INX Tokens at a price of $0.43 per Token.

In January 2023, Mr. Avneri converted part of his salary into options to acquire 319,043 shares in the TIDCI.

Management, Services or Consulting Agreement

Mr. Avneri has entered into a written services agreement with the Company, pursuant to which he provides services as its Chief Operating Officer.

Mr. Vladislav Uchenik

Management, Services or Consulting Agreement

Mr. Uchenik serves as the Chief Executive Officer and Chief Compliance Officer for INXS, pursuant to an offer letter with the INX Digital.

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

Mr. Uchenik holds 150,000 INX Tokens pursuant to an RTA.

Ms. Keren Avidar

Management, Services or Consulting Agreement

Ms. Avidar serves as the Global General Counsel, pursuant to an Employment Agreement entered into with Midgard Technologies Ltd. in September 2022.

Transactions Involving the Company’s Securities

Under the Employment Agreement, Ms. Avidar was granted an equity compensation award of Common Shares of INXD under the Omnibus Equity Incentive Compensation of INXD as follows: An option to purchase 1,325,946 Common Shares, constituting 0.5% of the share capital of INXD on a fully diluted basis as of the Grant Date, at a price per share at the Market Value (as such term is defined under the INXD Plan) per each Option Share on the Grant Date. The Option will vest and become exercisable as follows: 1/3 of the Option shall vest upon each anniversary of the Grant Date such that subject to the continuous engagement of the Employee with the Company at such time, the entire Option shall be vested and exercisable upon the 3rd anniversary of the Grant Date.

Under the Employment Agreement, Ms. Avidar was also granted an option to purchase 150,000 INX Tokens. The exercise price of the Tokens shall be the equal to the fair market value of the Tokens as of the date of grant of the Tokens by INX Limited. The Tokens shall vest over a period of three (3) years during Employee’s engagement with the Company, such that 1/3 of the Tokens shall vest upon each anniversary of the Effective Date, such that the Tokens will be fully vested and exercisable upon the 3rd anniversary of the Effective Date, subject to continuous engagement of the Employee with the Company or any of its affiliates at such time.

Ms. Renata Szkoda

On May 2, 2022, Ms. Szkoda entered into an Executive Employment Agreement with INX Digital, Inc. and INX Limited to serve as the Chief Financial Officer of the INX group.

Transactions Involving the Company’s Securities

Under the Executive Employment Agreement, Ms. Szkoda was granted an option to purchase 150,000 INX Tokens.

Ms. Szkoda was also granted an option to purchase a number of Option Shares constituting 0.50% of the share capital of TINXDCO on a fully diluted basis as of the Grant Date at a price per share at the Fair Market Value (“FMV”) per each Option Share on the Grant Date. The Option will vest and become exercisable as follows: 1/4 of the Option shall vest upon each anniversary of the Effective Date subject to the continuous engagement of the Executive with the Company at such time, such that, subject to the continuous engagement of the Executive with the Company at such time, the entire Option shall be vested and exercisable upon the 4th anniversary of the Agreement’s Effective Date.

Agreements with Other Interested Parties

A-Labs

The Company and A-Labs Finance and Advisory Ltd. (“A-Labs”), a limited liability company registered under the laws of the state of Israel, entered into the A-Labs Engagement Agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018. A-Labs, a shareholder of the Company, provided services to the Company which included, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company (the “A-Labs Agreement”).

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

The foregoing descriptions of the SAFE and Third SAFE executed between A-Labs and the Company summarizes the material terms of the SAFE and Third SAFE but are not complete descriptions. For more details, you should reference to the full text of the SAFE and Third SAFE executed between A-Labs and the Company, which are attached as Exhibits 4.15 and 4.21 hereto, and incorporated herein by reference.

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

In consideration for the advisory services, during 2021, the Company paid A-Labs $4.1 million.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the shares issued of $136,000, was deemed as additional consideration for the services to be provided by A-Labs and was recorded during the year ended December 31, 2021.

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1.0 million and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2022 and vest on July 12, 2024.

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

B. Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Parent has listed its common shares on the NEO Exchange in Canada and on the OTCQB exchange in the United States (operated by OTC Markets). No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Parent has listed its common shares on the NEO Exchange in Canada and on the OTCQB exchange in the United States (operated by OTC Markets). No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

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

On December 15, 2022, INX entered into a shareholders’ and joint venture agreement with SICPA SA, a company organized under the laws of Switzerland, Mr. Yosef Meir Cohen and Mr. Hagai Itkin (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties agreed to form SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. All parties to the agreement are to become shareholders of SICPA INX, with INX’s share of the issued and outstanding share capital to be 33 percent. Also, under the SICPA Agreement, INX is entitled to introduce a new partner within the first year from the date of the agreement, which, if approved by the majority shareholder, would be entitled to receive a maximum number of shares constituting 16.5 percent of the issued and outstanding share capital of SICPA INX, which shall be reduced from INX’s initial allocation of shares. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to license its technology and provide technology support and management services for a period of one year in return for compensation.

D. Exchange Controls.

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

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

Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity in the Company for U.S. federal income tax purposes.   It should be expected, however, that the IRS or a court would determine the characterization of tokens based on a consideration and weighing of the characteristics of these instruments.  Based on the characteristics of the INX Tokens, the Company intends to treat the INX Tokens as property that is not an equity interest in the Company for US federal income tax purposes.  This treatment is supported by the following characteristics:(i) distribution rights on the INX Tokens are (a) based on annual net cash flow from operating activities rather than earnings and profits of the Company and (b) entitlements pursuant to the terms of the INX Tokens without any action to declare a payment (distribution) required by Company’s board of directors, (ii) no participation rights in residual property of the Company on liquidation along with common equity and no specified liquidation preference typical with preferred equity and (iii) no voting rights.

Other characterizations of the INX Tokens are possible, including the possible characterization as equity of the Company. If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to PFICs and CFCs.  The summary below assumes that INX Tokens will not constitute an equity interest in the Company for U.S. federal income tax purposes.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

J. Annual Report to Security Holders.

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

We have invested a portion of our operating funds and a portion of the Reserve Fund in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to market risk arising from uncertainties about future prices of the instruments. The Company manages this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal controls over financial reporting were effective as of December 31, 2022.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently no independent Audit Committee member is an” audit committee financial expert”, as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, our Audit Committee members did not consider themselves, individually, as an “audit committee financial expert”. However, our Audit Committee members and our Board of Directors believe that our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Ethics is posted on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2022 and 2021, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, was our principal auditors for the year ended December 31, 2022 and 2021. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditors for the year ended December 31, 2023.

(U.S. dollars in thousands)

	Year Ended December 31,
	2022	2021
Services Rendered	(U.S. dollars in thousands)
Audit services (1)	490	345
Total	490	345

(1)	These include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated audited financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INX Limited (the “Company”) and its subsidiaries as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022 (collectively referred to as the “financial statements”), and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

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

Tel-Aviv, Israel

May 1, 2023

INX LIMITED

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$19,781	$24,581
Cash and cash equivalents held in Reserve Fund	5	5,824	21,987
Short-term investments held in Reserve Fund	5	18,473	-
Short-term investments	6	5,033	-
Digital assets	7	2,597	-
Trade receivable		506	834
Derivative assets	8	1,072	-
Customer funds		2,609	4,270
Receivable from related party	13	1,205
Prepaid expenses and other receivables	9	1,403	2,383
Total current assets		58,503	54,055

Non-current assets:
Property, plant and equipment, net	15	395	160
Digital assets	7	-	1,000
Long-term investments held in Reserve Fund	5	11,726	14,036
Long-term investments	6	4,654	400
Intangible assets, net	10	3,528	4,394
Goodwill	10	2,290	2,455
Loan receivable from related parties	13	-	1,015
Rights-of-use-assets, net	16	1,309	987
Total non-current assets		23,902	24,447
Total Assets		$82,405	$78,502

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,298	$3,170
Funds due to customers		2,609	4,270
Lease liability	16	519	319
INX Token liability	11	56,847	282,642
INX Token warrant liability	12	1,580	9,814
Contingent consideration liability	4	-	400

Total current liabilities		63,853	300,615

Non-current liabilities:
Lease liability	16	868	821
Total non-current liabilities		868	821

Equity:	17
Ordinary shares of GBP 0.001 par value Authorized: 100,000,000 shares at December 31, 2022 and 2021; Issued and Outstanding: 47,635,875 and 15,955,875 at December 31, 2022 and 2021, respectively		60	21
Share premium		49,474	24,177
Contribution to equity by controlling shareholder		5,972	582
Other comprehensive income (loss)		(1,254)	188
Accumulated deficit		(36,568)	(247,902)

Total equity		17,684	(222,934)
Total Liabilities and Equity		$82,405	$78,502

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020

Revenue:
Trading and brokerage fees	22	$4,495	$2,544	$-

Sales of digital assets	22	8,724	-	-
Cost of digital assets		(8,758)	-	-
Change in revaluation gain (loss) on digital assets, net		(188)	-	-
Net gain (loss) on digital assets		(222)	-	-

Revenue, net		4,273	2,544	-

Operating income (expenses):
Research and development		(5,306)	(3,849)	(1,581)
Sales and marketing		(6,512)	(6,411)	(2,153)
General and administrative		(15,450)	(33,136)	(8,056)
Fair value adjustment of INX Token warrant liability to employees and service providers		8,294	(12,626)	-

Loss from operations		$(14,701)	$(53,478)	$(11,790)

Unrealized gain (loss) on INX Tokens issued, net	11	226,044	(161,173)	(12,518)
Finance income		787	-	-
Finance expense		(677)	(427)	(23)
Income (loss) before tax		211,453	(215,078)	(24,331)
Tax expenses	24	(119)	(157)	-
Net income (loss)		$211,334	$(215,235)	$(24,331)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		424	-	-
Unrealized loss on securities at fair value through other comprehensive income (loss)		(1,353)	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(513)	188	-

Total other comprehensive income (loss)		(1,442)	188	-

Total comprehensive income (loss)		$209,892	$(215,047)	$(24,331)
Earnings (loss) per share, basic and diluted	19	$4.52	$(14.30)	$(2.00)
Weighted average number of shares outstanding, basic and diluted		46,767,930	15,048,576	12,152,006

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Par Value	Share Premium	Receivable on account of shares	Conversion option of convertible loans	Contribution to equity by controlling shareholder	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of January 1, 2020	11,412,930		15	6,805	$(76)	$6	$-	$-	$(8,336)	$(1,546)
Net loss	-		-	-	-	-	-	-	(24,331)	(24,331)
Issuance of SAFE and warrants	-		-	879	-	-	-	-	-	879
Issuance of ordinary shares and warrants	885,576		1	2,328	-	-	-	-	-	2,329
Consideration for shares issued in 2017	-		-	-	75	-	-	-	-	75
Conversion of SAFE	1,194,639		2	(2)	-	-	-	-	-	-
Exercise of warrants	146,306	(*)	-	286	(8)	-	-	-	-	278
Share-based compensation	-		-	570		-	-	-	-	570
Balance as of December 31, 2020	13,639,451		18	10,866	(9)	46	-	-	(32,667)	(21,746)

Net loss	-		-	-	-	-	-	-	(215,235)	(215,235)
Foreign currency translation	-		-	-	-	-	-	188	-	188
Contribution to equity by a controlling shareholder (Note 4a)	-		-	-	-	-	582	-	-	582
Collection of a receivable	-			-	9	-	-	-	-	9
Conversion of SAFE	379,539		1	1	-	-	-	-	-	1
Conversion of convertible loan	956,333		1	193	-	(46)	-	-	-	148
Share-based compensation	-		-	10,899	-	-	-	-	-	10,899
Exercise of options under SAFE agreements	980,498		1	2,220	-	-	-	-	-	2,220
Balance as of December 31, 2021	15,955,875		$21	$24,177	$-	$-	$582	$188	$(247,902)	$(222,934)

(*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares	Par Value	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income (loss) (**)	Accumulated deficit	Total equity

Balance as of December 31, 2021	15,955,875	$21	$24,177	$582	$188	$(247,902)	$(222,934)
Net income	-	-	-	-	-	211,334	211,334
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	-	424	-	424
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification	-	-	-	-	(1,353)	-	(1,353)
Foreign currency translation	-	-	-	-	(513)	-	(513)
Proceeds from private placement, net of issuance costs (*)	31,680,000	39	25,297	-	-	-	25,336
Surrender and cancellation of private placement warrants (*)	-	-	-	4,255	-	-	4,255
Share-based compensation	-	-	-	1,135	-	-	1,135
Balance as of December 31, 2022	47,635,875	$60	$49,474	$5,972	$(1,254)	$(36,568)	$17,684

(*)	See Note 17.

(**)	As of December 31, 2022 the balance includes the net loss on foreign currency translation of $325 and the net loss on financial assets measured at fair value of $929.

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net cash flows from operating activities:
Net income (loss) for the period	$211,334	$(215,235)	$(24,331)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	1,135	10,899	570
Net loss on investments	214	97	-
Financial expenses, net	(677)	(55)	-
Taxes on income	119	157	-
Depreciation of equipment and right-of-use-assets	610	137	3
Amortization of intangible assets	581	130	-
Amortization of premium paid on investments	247	-	-
INX Token-based compensation	(6,902)	19,801	4,142
Unrealized net (gain) loss on INX Tokens issued	(226,044)	161,173	12,518
Impairment expense on digital assets	72	80	-
Revaluation of lease liability and right-of-use assets	(148)	-	-
Changes in operating assets and liabilities:
Decrease in trade receivables	328	215	-
Decrease in prepaid expenses, other receivables and receivable from related party	(225)	(278)	(161)
Increase in derivative assets	(1,072)	-	-
Increase in digital assets, net	(1,669)	-	-
Increase from revaluation of contingent liability	-	(96)	-
Increase (decrease) in accounts payable and accrued expenses	(1,061)	1,212	1,185
Cash paid and received during the year for:
Interest received	784	98	-
Taxes received (paid), net	69	(290)	-

Net cash used in operating activities	$(22,305)	$(21,955)	$(6,074)

Net cash flows from investing activities:
Proceeds from INX Token offering	-	48,243	-
Increase in digital assets	-	(485)	-
Purchase of equipment	(335)	(132)	(35)
Purchase of investments	(33,402)	(14,533)	-
Proceeds from sales and maturities of investments	6,534	-	-
Increase in loan receivable from related parties	(218)	(475)	-
Net cash used in business combinations	-	(5,232)	-

Net cash provided by (used in) investing activities	$(27,421)	$27,386	$(35)

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net cash flows from financing activities:
Proceeds from issuance of Ordinary shares	-	-	2,329
Proceeds from exercise of INX token warrants	150	1,052	-
Proceeds from issuance of INX tokens, net	-	31,852	10,403
Proceeds from exercise of option under SAFE agreements	-	720	879
Proceeds from private placement	29,591	-	-
Repayment of contingent consideration liability	(400)	-	-
Repayment of finance lease liabilities	(578)	(68)	-

Net cash provided by financing activities	$28,763	$33,556	$13,611

Change in cash and cash equivalents	(20,963)	38,987	7,502
Cash and cash equivalents at beginning of year	46,568	7,581	79
Cash and cash equivalents at end of year	$25,605	$46,568	$7,581
Significant non-cash transactions:
Premium on exercise of shares by related party	$-	$9	$75
Contribution to equity by controlling shareholder	-	582	-
Conversion of convertible loan	-	148	-
INX Token Offering proceeds received in digital assets	-	49,488	-
Proceeds from Exercise of SAFE warrant by related party	-	-	278
Proceeds from exercise of share option	-	1,500	-
Right-of-use asset recognized with corresponding lease liability	827	654	-
Repayment of loan receivable from related parties	1,233	-	-
Contribution to equity upon cancellation of private placement warrants	4,255	-	-

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

INX Limited (the “Company” or “INX”), a company incorporated on November 17, 2017, with registered office at 57/63 Line Wall Road, Gibraltar.

The Company and its subsidiaries are engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The INX.One trading platform is designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

INX also completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

The consolidated financial statements of the Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, were authorized for issuance in accordance with a resolution of the board of directors on April 27, 2023.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded in 2022 as INX.One).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2022, the Company held approximately 67.5 million INX Tokens in reserve.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2022, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2023.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Securities Exchange Agreement

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (“Valdy”), a company incorporated under the provincial Business Corporations Act (British Columbia) and the securityholders of INX (the “INX Securityholders”), whereby Valdy, subject to the completion, acquired all issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by Valdy, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”), and together with the Original Securities Exchange Agreement, (the “Amended Agreement”), among other things, extended the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination. Subsequently, Valdy, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

On January 10, 2022, Valdy completed the Transaction with INX, whereby INX became a wholly owned subsidiary of Valdy, (the “Parent Company”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Parent Company. The combined entities (the “Resulting Issuer”) continues the business.

On December 31, 2021, the Parent Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. Also, on January 24, 2022, the Parent Company’s shares started to trade on the NEO Exchange.

Organizational Structure

The Company also operates through the following wholly owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 43 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, COMP, CRV, ETH, FTM, GYEN, LINK, LTC, MANA, MATIC, SAND, UNI, USDC, ZEC, ZUSD.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services, it commenced operations during the second quarter of 2022.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Assessment of going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2022, the Company had an accumulated deficit of $36,568. During the year ended December 31, 2022, the Company incurred an operating loss of $14,701 and negative cash flow from operating activities of $22,305. Based on the Company’s existing cash funds and the working capital in the amount of $27,200 as of December 31, 2022 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments which are measured at fair value and digital assets which are measured at fair value less cost to sell through profit or loss.

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

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra group balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional and presentation currencies:

1.	Functional currency and presentation currency:

The consolidated financial statements are presented in U.S. dollars.

The Company determines the functional currency of each entity through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21.

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

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

d.	Use of estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 11 and Note 12.

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

e.	Cash and cash equivalents:

Cash and cash equivalents may include demand deposits and short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less from the date of investment and are redeemable on demand without penalty.

f.	Financial instruments:

1.	Financial assets, including short-term and certain long-term investments, INX Tokens, digital assets, derivative assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c)	Derivative instruments

As part of its risk management activities, the Company enters into derivatives such as digital currency forwards. A digital currency forward is an exchange traded contract which represents a legal agreement to either buy or sell a referenced digital asset at a predetermined price at some time in the future. Digital assets forwards held by the Company are settled in a stable coin. The derivatives are carried at fair value and any realized and unrealized gains (losses) on derivatives are recognized through profit and loss.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

Impairment of financial assets:

At the end of each reporting period, the Company evaluates the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2022 and 2021, there were no material past-due accounts. Accordingly, the allowance for doubtful accounts is immaterial.

3.	Derecognition of financial assets

A financial asset is derecognized only when:

a.	The contractual rights to the cash flows from the financial asset has expired; or

b.	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c.	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

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

b)	Financial liabilities at fair value through profit or loss:

These liabilities include financial liabilities held for trading (including the INX Token warrant liability), contingent consideration liability recognized in a business combination and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading and contingent consideration are recognized in profit or loss in finance expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transactions fees on the INX.One Trading Platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

INX’s obligation to make a pro rata distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected, in accordance with IFRS 9, to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token liability and the INX Token warrant liability are remeasured to fair value at the end of each reporting period.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. At December 31, 2022, all change in fair value of the INX Token liability is included in profit or loss.

When the INX Token is used to pay for services provided by INX, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company (through its subsidiaries) is recognized as compensation expense when services are provided.

5.	Offsetting financial instruments:

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties.

6.	Compound financial instruments:

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

7.	Simple Agreement for Future Equity (“SAFE”):

INX has entered into equity funding agreements (SAFEs) pursuant to which funds received by INX from investors have been automatically converted into the same class of share capital of INX that were issued in a qualifying financing, as defined in the SAFEs. The conversion price for SAFEs issued before June 2020 was equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, or (ii) a fixed price, as set forth in the SAFEs. For SAFEs issued in June 2020, the conversion price was equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, or (ii) a fixed INX valuation divided by the number of INX’s shares outstanding on a fully-diluted basis (as defined in the SAFEs).

INX is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of a variable number of the INX’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity. As of December 31, 2022, all INX SAFE’s have been converted into ordinary shares.

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

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

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

For details of the fair value of the INX Token liability - See Note 11. For the fair values of INX Token warrant liability, see Note 12. The fair values of current financial assets and financial liabilities, other than the INX Token the INX Token warrant liability and investments measured at fair value, approximate their carrying amounts due to the short-term maturity of these instruments.

h.	Digital assets:

Digital assets are measured on initial recognition at cost.

Digital assets characterized as inventory (current assets):

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, certain holdings of digital assets. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they should be accounted for as inventory, and changes in fair value (less cost to sell) should be recognized in profit or loss.

Digital assets characterized as intangible assets (non-current assets):

Digital assets not characterized as inventory are classified as indefinite life intangible assets, and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale. The Company recorded impairment of digital assets in the amount of $72 and $80, for the year ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company did not hold any digital assets characterized as intangible assets.

The fair value of digital assets is determined by quoted prices at the active markets as of 12:00 AM UTC.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

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

Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out.

Trading fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on net basis. The Company’s service is comprised of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Trading fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, the promised services are transferred to the customer and the customer obtains control. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

j.	Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year-end. As of December 31, 2022, the Company recorded $361 of loss on impairment related to certain legacy components of the INXS middle office system that became obsolete and were replaced by a newly developed software (see Note 10d).

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The useful life of intangible assets is as follows:

	Licenses	Customer relationships	Trade name	Technology

Useful life	Indefinite	Definite 10.58 years	Definite 10.58 years	Definite 8.67 years

Amortization method	Not amortized	Straight-line	Straight-line	Straight-line

k.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets. Direct acquisition costs are recorded in the statement of comprehensive income as incurred. Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

l.	Impairment of non-financial assets:

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

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 10d).

m.	Customer funds and funds due to customers:

As of December 31, 2022 and 2021, customer funds include cash balances of $448 and $1,315 and digital asset balances of 2,161 and $2,955, respectively, that are held for the exclusive benefit of customers. The Company safeguards these assets and is subject to security risks for loss, theft or misuse. Therefore, the Company has concluded it has control over these assets and records them and the corresponding liability in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation to customers.

n.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee:

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Share based payment transactions:

Certain of the Company’s employees and other service providers are entitled to compensation in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 18. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share-based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

Until December 31, 2021, the Company granted options exercisable into its Ordinary shares. Commencing in 2022, subsequent to the completion of the Transaction (see Note 1), options are granted to the Company’s employees and other service providers by the Parent Company and are exercisable into the Common shares of the Parent Company.

p.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2022, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

q.	Income taxes:

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying temporary differences that relate to each subsidiary. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates used enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent it is probable that taxable profit will be available against the deductible temporary differences and that the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and adjusted accordingly.

r.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Percentage
Communication & equipment	15
Office furniture and equipment	7-10
Computers and software	33
Leasehold improvements	see below

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the useful life of the improvement.

The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

s.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the income (net) loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted income (loss) per share is computed by dividing the net income (loss), as above, after adjustment for interest on the convertible loans by the weighted average number of ordinary shares outstanding, as above, plus the weighted average number of ordinary shares that would be issued on conversion of stock options.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

u.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

There are no new accounting pronouncements adopted during the year ended December 31, 2022.

Accounting standards and amendments to existing standards that are not yet effective

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements, amendments to IFRS Practice Statement 2 Making Materiality Judgements and amendments to IAS 8 Definition of Accounting Estimate. The amendments require companies to disclose material accounting policies rather than their significant accounting policies and to help distinguish between changes in accounting estimates versus accounting policies. These amendments are effective for annual periods starting on or after January 1, 2023. The Company is assessing the impact of these amendments.

In January 2020, which was further amended in 2022, the IASB issued amendment to IAS 1, Presentation of Financial Statements to clarify the requirements for classifying liabilities as current or non-current. The new guidance will be effective for annual periods starting on or after January 1, 2024. The Company is assessing the impact of this amendment.

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

NOTE 4: BUSINESS COMBINATIONS

a.	I.L.S Brokers Ltd.

On June 9, 2021, INX entered into a share purchase agreement with the shareholders of I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”) for the purchase of all of the issued outstanding shares of ILSB (the “ILSB Acquisition”). The consideration paid by INX as part of the ILSB Acquisition to the shareholders was $4,327.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

Mr. Datika was a shareholder of ILSB and sold his shares to INX as part of the ILSB Acquisition. Immediately prior to the ILSB Acquisition, Mr. Datika held, directly and indirectly, approximately 20% of the outstanding share capital of ILSB. Mr. Datika waived his right to receive full consideration under the ILSB Acquisition and received only an amount equal to the tax payments due by him and by his affiliated entity in connection with the ILSB Acquisition. As a result of such waiver, the consideration paid by INX as part of the ILSB Acquisition was reduced from $4,909 to $4,327. Mr. Datika is one of the founding shareholders of INX (through the wholly owned company Triple-V) and is also the CEO of INX. The waiver of the partial consideration by Mr. Datika in the amount of $582 was recorded as a contribution to equity ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide.

The following are the estimated fair values of the identifiable assets and liabilities assumed of ILSB as of the date of the acquisition:

June 9, 2021

Cash and cash equivalents	$810
Accounts receivable	1,031
Property and equipment	37
Right-of-use-assets	416
Intangible assets	2,491
Total assets	4,785
Accounts payable and accrued expenses	(745)
Lease liability	(501)

Total liabilities	(1,246)

Net identifiable assets	3,539
Goodwill arising on acquisition	1,370
Total cost of acquisition	$4,909

Cost of Acquisition:

Cash paid	$4,327
Equity contribution by shareholder	582
Total cost of acquisition	$4,909

Cash outflow on Acquisition:

Cash paid	$4,327
Cash and cash equivalents acquired	810
Net cash outflow	$3,517

Intangible assets include Customer Relationships, Trade Name and License. See Note 10.

The Company estimated the fair values allocated to the assets and liabilities of ILSB with the assistance of an external independent expert.

From the acquisition date to December 31, 2021, ILSB has contributed net income of $254 to the consolidated net loss, and $2,278 to the consolidated revenue.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

If the business combination had taken place at the beginning of the calendar year 2021, the effect on consolidated net loss would have been immaterial and the consolidated revenue would have been $4,164.

Acquisition costs that are directly attributable to the transaction were immaterial.

b.	INX Securities LLC (formerly Openfinance Securities LLC)

On January 12, 2021, INX entered into an asset purchase agreement (the “OFN Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”). The consideration paid by INX as part of the OFN Acquisition to the shareholders was $3,253. Pursuant to the OFN Asset Purchase Agreement, on May 9, 2021, INX acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania limited liability Company, that is registered in the United States as a broker-dealer, is a member of FINRA and operates and is recognized as an Alternative Trading System (“ATS”) by the SEC. As a result of the acquisition, INX owns and operates Openfinance broker-dealer/ATS, including its primary security token listings.

Following the completion of the Asset Purchase Agreement on May 9, 2021, OFN Securities was renamed to INX Securities, LLC.

The following are the estimated fair values of the identifiable assets and liabilities assumed of OFN as of May 9, 2021, the date of the acquisition:

May 9, 2021
Cash and cash equivalents	$307
Other current assets	18
Intangible assets	1,914

Total Assets	2,239

Accounts payable	(3)

Total Liabilities	(3)

Net identifiable assets	2,236
Goodwill arising on acquisition	1,017
Total cost of acquisition	$3,253

Cost of Acquisition:

Cash paid	$2,022
Token warrant liability	735
Contingent consideration liability	496
Total cost of acquisition	$3,253

Cash outflow on Acquisition:

Cash paid	$2,022
Cash and cash equivalents acquired	307
Net cash outflow	$1,715

Intangible assets comprise License, Core Technology and Customer Relationships – see Note 10.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

The Company estimated the fair values allocated to the assets and liabilities of OFN with the assistance of an external independent expert.

During the year ended December 31, 2021, OFN has contributed a net loss of $133 to the consolidated net loss, and $193 to the consolidated revenue.

If the business combination had taken place at the beginning of the year, the effect on consolidated net loss and on consolidated revenue would have been, immaterial.

Acquisition costs that are directly attributable to the transaction were immaterial.

Contingent consideration:

As part of the purchase agreement with the previous owner of Open Finance securities, LLC., it was agreed that the previous owner would be entitled to an additional consideration (“the contingent consideration”) as follows:

a.	Six months after closing and contingent upon the continued operation of the platform by the Company or its affiliates - $400.

b.	12 months after closing and contingent upon the continued operation of the platform by the Company or its affiliates - $400.

	2022	2021
Balance as of January 1	$400	$-
Liability arising as result of business combination	-	496
Payment	(400)	(400)
Change in fair value of contingent liability recognized in profit or loss	-	304
Balance as of December 31	$-	$400

As of December 31, 2021, the first installment was paid and the fair value of the second installment of the contingent consideration was estimated at $400 (measured at level 3 of the fair value hierarchy), which is presented as Contingent consideration liability. The second installment was paid during the year ended December 31, 2022.

Token warrant grant:

As part of the consideration for the acquisition, the Company granted the shareholders of OFN, 885,000 INX Token warrants which are exercisable at a price of $0.07 per warrant. The fair value of these warrants in the amount of $735 was determined using the Black-Scholes option pricing method. These warrants were exercised in 2021.

NOTE 5: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5: RESERVE FUND (Cont.)

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

As of December 31, 2022, and 2021, INX has segregated $36,023, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2022	December 31, 2021
a. Cash and cash equivalents	$5,824	$21,987

b. Financial assets at fair value:
Short-term investments (*)
U.S. Treasury securities	6,141	-
Corporate bonds – marketable investments	12,332	-
Total short-term investments	18,473	-

Long-term investments (*)
U.S. Treasury securities	474	-
Corporate bonds and loans (principally) – marketable investments	11,252	14,036
Total long-term investments	11,726	14,036

	$36,023	$36,023

(*)	Classified as level 1 inputs in the fair value hierarchy.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS

On December 31, 2022 and 2021, the Company holds the following investments:

	December 31, 2022	December 31, 2021
Financial assets at fair value:
Short-term investments (*)
U.S. Treasury securities	$3,444	$-
Corporate bonds – marketable investments	1,589	-
Total short-term investments	5,033	-

Long-term investments
Corporate bonds – marketable investments (*)	4,254	-
Other investments (**)	400	400
Total long-term investments	4,654	400
	$9,687	$400

(*)	Level 1 in the fair value hierarchy.

(**)	Not traded in public market and classified as level 3 in the fair value hierarchy.

Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income. Other investments generally are not traded in public markets and include Company’s holdings in private companies under a share purchase agreement and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

When observable market data is not available and insufficient recent information is available to measure fair value, the Company, in accordance with IFRS 9, uses cost as an appropriate estimate of fair value. In such circumstances, management uses judgement to assess if there are any indicators that cost might not be representative of fair value. The Company did not identify any such indicators at December 31, 2022.

NOTE 7: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2022 (inventory), and 2021 (non-current intangible assets):

Coin Symbol	December 31, 2022		December 31, 2021

USDT	$684		$25
BTC	546		233
ETH	503		177
USDC	463		543
LTC	109		14
ZEC	51		8
UNI	44		-
AAVE	31		-
COMP	31		-
CRV	29		-
MATIC	28		-
Other	78		-
	$2,597	(*)	$1,000	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8: DERIVATIVE ASSETS

On December 31, 2022, the Company held $905 in collateral related to open digital assets forwards positions with fair value of $1,072, utilizing level 2 inputs in the fair value hierarchy. The derivative assets are used for hedging of digital assets held by the Company. Net gain (loss) recognized from the hedging activity during the year ended on December 31, 2022 was not significant.

NOTE 9: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2022, and 2021, the Company’s prepaid expenses and other receivables include the following:

	December 31,
	2022	2021

Prepaid expenses and advances to service providers	1,015	580
Tax credits receivable	219	231
Receivable from related parties	49	15
Other receivables	120	57
Receivable on account of shares	-	1,500

	$1,403	$2,383

NOTE 10: GOODWILL AND OTHER INTANGIBLE ASSETS

a.	The following table presents activity in goodwill and intangible assets during the year ended on December 31, 2022.

	Trade Name	Customer Relationships	Licenses	Technology	Goodwill	Total

Intangible assets, at cost:
Balance as of January 1, 2021	$-	$-	$-	$-	$-	$-
Additions from business combination	445	1,830	1,699	430	2,387	6,791
Adjustments arising from translating financial statements from functional currency to presentation currency	22	75	23	-	68	188

Balance as of December 31, 2021	467	1,905	1,722	430	2,455	6,979
Additions from business combination	-	-	-	-	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(51)	(173)	(61)	-	(165)	(450)

Balance as of December 31, 2022	$416	$1,732	$1,661	$430	$2,290	$6,529

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

	Trade Name	Customer Relationships	Licenses	Technology	Goodwill	Total
Accumulated amortization and impairment:
Balance as of January 1, 2021	$-	$-	$-	$-	$-	$-
Amortization recognized in the year	23	75	-	32	-	130

Balance as of December 31, 2021	23	75	-	32	-	130
Impairment of technology	-	-	-	361	-	361
Amortization recognized in the year	41	142	-	37	-	220

Balance as of December 31, 2022	$64	$217	$-	$430	$-	$711

Intangible assets at cost, net at December 31, 2021	444	1,830	1,722	398	2,455	6,849
Intangible assets at cost, net at December 31, 2022	$352	$1,515	$1,661	$-	$2,290	$5,818

b.	Acquisitions during the year:

No acquisitions were made during the year ended December 31, 2022. Licenses don’t have a fixed term and do not require renewal. Consequently, Licenses have an indefinite useful life.

c.	Amortization expenses:

Amortization expense of intangible assets of $220, $130 and $0 is recorded in profit or loss within General and administrative expenses for the years ended December 31, 2022, 2021 and 2020, respectively.

d.	Impairment of goodwill and other intangible assets:

During the year ended on December 31, 2022 and 2021, the Company recorded impairment of intangible assets with a definite useful life related to Technology of $361 and $0, respectively.

As of December 31, 2022, the carrying amount of Goodwill and Licenses were allocated as follows (each representing a cash-generating unit):

	ILSB	INXS	Total

Goodwill	$1,273	$1,017	$2,290

Licenses	$461	$1,200	$1,661

Trade Name	$352	$-	$352

Customer Relationships	$283	$1,232	$1,515

The recoverable amount of ILSB was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 23.45%. The projected cash flows for the period exceeding five years is estimated using a fixed growth rate of 3%, representing the long-term average growth rate as customary in the cash generating unit.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The recoverable amount of OFN was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 27.19%. The projected cash flows for the period exceeding five years is estimated using a fixed growth rate of 3%, representing the long-term average growth rate as customary in the cash generating unit.

The value in use for all cash-generating units may change if any changes occur in the following key assumptions:

●	Discount rate.

●	Growth rate for the period exceeding the five budget years.

Discount rate - the discount rate reflects management’s assumptions regarding each unit’s specific risk. In determining the appropriate discount rate for each unit, the Company relied on the ten-year return on Government bonds.

Sensitivity analysis of changes in assumptions: With respect to the assumptions used in determining the value in use as described above, management believes that there are no potential changes in the key assumptions detailed above, which might lead to a significant change in the carrying amounts of ILSB and OFN over their recoverable amounts.

NOTE 11: INX TOKEN LIABILITY

The number of INX Tokens that the Company has issued as of December 31, 2022 and December 31,2021, or has an obligation to issue is as follows:

	December 31,
	2022	2021

Significant shareholder – Triple-V	9,435,939	9,435,939

Private Placement	10,386,148	10,386,148
Founding Investors	9,078,622	9,078,622
Issued in the Offering	93,409,410	93,409,410
Employees and service providers	11,100,657	9,944,263

Total	133,410,776	132,254,382

INX Token liability	$56,847	$282,642

On August 20, 2020, INX’s Form F-1 in connection with the Offering was declared as effective by the SEC.

On April 22, 2021, the INX Token Public Offering was completed. During the INX Token Offering, from August 2020 to April 2021, INX raised gross proceeds of $84,068 and sold 93,409,410 INX Tokens (excluding the 1,948,483 INX Tokens that were issued to certain Canadian investors - see below). Additionally, as of December 31, 2021, INX raised $7,622, and sold 10,386,148 INX Tokens through private placements.

INX paid $5,782 as issuance costs related to the Offering. In addition, INX has granted options to purchase 6,127,015 INX Token at an exercise price of $0.09 valued at $4,954, with all options set to expire by September 2022. Of these options, 6,113,820 were exercised with total proceeds of $550, and 13,194 options expired.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: INX TOKEN LIABILITY (Cont.)

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

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and recorded a corresponding expense of $29; 2,534,618 INX Token warrants were exercised.

On December 14, 2021, INX’s Board of Directors authorized our management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens until December 31, 2022 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable law and regulation and to the advice of our legal advisors.

The fair values of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05 - 10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2021, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	99,576,830	$219,069
Subject to lock-up through April 2022	7.96%	13,148,864	26,775
Subject to lock-up through April 2023	20.74%	19,528,688	36,798

Total		132,254,382	$282,642

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform, which was rebranded during 2022 under INX.One. The fair value per INX Token as of December 31,2022 and December 31,2021, for tokens that are not subject to lock-up agreement was $0.43 and $2.2 respectively, based on the closing market price of the INX Token. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are volatility and the period under the lock up, as follows:

	December 31, 2022	December 31, 2021

Expected term (years)	0.13-1.53	0.06-1.31
Expected volatility	71.56%-103.37%	63.18%-86.90%

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: INX TOKEN LIABILITY (Cont.)

The level in the fair value hierarchy applied for such tokens is level 2.

In the years ended December 31, 2022, and 2021, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in unrealized gain of $ 226,044 and an unrealized loss of $161,173, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

NOTE 12: INX TOKEN WARRANT LIABILITY

As of December 31, 2022, directors, employees and service providers hold 6,972,192 INX Token warrants granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement.

	Year ended December 31,
	2022	2021
INX Token warrant liability:
Warrants granted to employees and service providers	$1,580	$9,814

	$1,580	$9,814

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	December 31, 2022	December 31, 2021
Expected volatility of the token prices (%)	67.51% - 86.39%	63% - 99%
Risk-free interest rate (%)	3.88% - 4.69%	0.19% - 1.52%
Expected life of warrant (years)	0.08 - 10	0.25 - 4
Exercise price	$0.01 – $2.86	$0.01 - $2.11

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12: INX TOKEN WARRANT LIABILITY (Cont.)

The following table presents changes in the number of INX Token warrants during the years ended December 31, 2022, and 2021.

	2022		2021
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year (*)	5,660,861	$0.52	5,926,083	$0.066
INX Token warrants granted	4,388,043	0.25	8,685,071	0.292
INX Token warrants forfeited	(491,833)	1.40	(512,933)	0.270
INX Token warrants expired	(50,261)	0.03	-	-
INX Token warrants exercised (INX Token issued)	(2,534,618)	0.06	(8,437,360)	0.129

INX Token warrants outstanding at the end of year	6,972,192	$0.46	5,660,861	$0.52

INX Token warrants exercisable at the end of year	3,718,955	$0.16	3,947,861	$0.13

(*)	During the year ended December 31, 2022, the Company issued an option to modify certain token warrants originally issued to employees of the Company in 2021 and 2022. As result, during 2022, terms for 1,801,500 INX token warrants were modified to include a new exercise price and a new vesting schedule, which resulted in the increase in the fair value of the INX Token warrants of $8.

Token-based compensation for the years ended December 31, 2022, 2021 and 2020 is included within the following expenses:

	Year ended December 31,
	2022	2021	2020
Operating expenses (income):
Research and development	$135	$262	$336
Sales and marketing	437	177	423
General and administrative	820	6,736	3,174
Fair value adjustment of INX Token warrant liability to employees and service providers	(8,294)	12,626	-
Total token-based compensation	$(6,902)	$19,801	$3,933

NOTE 13: RELATED PARTIES

a.	The Company’s related parties include, the Parent Company, Company’s subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 13: RELATED PARTIES (Cont.)

b.	The following balances are balances held with or by related parties as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Assets:
Loan receivable from related parties	$-	$1,015
Receivable from Parent Company	1,205	-
Prepaid expenses	49	15

Total	1,254	1,030

Liabilities:
Accounts payable and accrued expenses	308	589
INX Token liability	5,531	36,102
INX Token warrant liability	1,140	2,723
Total	$6,979	$39,414

The receivable balance from Parent Company includes general and administrative expenses incurred by the Parent Company and paid by INX.

c.	Compensation to directors and key management personnel:

Each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

Compensation provided to directors and key management personnel for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Year ended December 31,
	2022	2021	2020

Research and Development:
Compensation and benefits	$738	$598	$380
Share-based compensation (*)	93	391	45
INX Token based compensation	9	448	91

Sales and marketing:
Compensation and benefits	369	4,406	816
Share-based compensation (*)	176	2,783	171
INX Token based compensation	298	3,878	421

General and administrative:
Compensation and benefits	1,575	1,577	2,045
Share-based compensation (*)	520	6,883	124
INX Token based compensation	275	2,249	391

	2,367	23,213	4,484
Fair value adjustment of INX Token and derivative liabilities	$(20,133)	$24,673	$3,852

(*)	See Note 18 for description of options granted by Parent Company to employees of the Company that are exercisable into Common shares of the Parent Company.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 13: RELATED PARTIES (Cont.)

d.	Agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”):

Under a service agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018, A-Labs, a shareholder of the Company, provided services to the Company which included, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company (the “A-Labs Agreement”). In consideration for these services, during 2021, the Company paid A-Labs $4,140, which is recorded in general and administrative expenses.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the shares issued of $136 ($175 less the payment of $39 required for those shares), is deemed as additional consideration for the services to be provided by A-Labs and was recorded during the year ended December 31, 2021.

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1,001 and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2022 and vest on July 12, 2024. During the year ended December 31, 2021, the Company recognized an expense related to token options of $4,140, which is recorded in general and administrative expenses.

e.	Loans to Related Parties:

On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. On March 24, 2022, the Board of Directors of the Company approved an increase of the total loan amount from $1,015 to $ 1,233. The loans were non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to cover the income tax liability incurred by the officers with respect to the warrants. On May 2, 2022, the Board approved a repurchase of 1,546,224 INX Tokens by INX from the officers at market price of such Tokens as of April 29, 2022 of $0.80, with proceeds to be used for the repayment of the loans and accrued interest. As of December 31, 2022, the loans were repaid.

NOTE 14: CONVERTIBLE LOANS

The Company entered into convertible loan agreements dated November 27, 2017 (“Convertible Loans”) with three individuals, of which one is an officer of the Company (the “Lenders”), for an aggregate amount of $144. The loans are convertible at any time and at each Lender’s sole discretion, into an aggregate total of 10,029,193 Ordinary shares of the Company or repaid at the earlier of (i) the lapse of five years; (ii) an initial public offering of the Company’s shares or (iii) upon a Deemed Liquidation Event as defined in the Company’s Articles of Association. The loans bear 2% interest compounded annually. In addition, the Lenders were granted the right to purchase a total of 2,690,623 INX Tokens.

Until 2018, the Company received $144, in consideration for the convertible loans and INX Tokens, of which $5 were attributed to the fair value of the INX Tokens. The fair value of the loans received until 2018, amounted to $93, resulting in an effective interest rate of 60% and the balance of $46, was attributed to the conversion option, which was recorded in equity.

During the year ended December 31, 2021, interest and amortization of discount on the convertible loans amounted to $0.

On February 25, 2021, holders of Convertible loans exercised their right under their loan agreements and converted the outstanding amounts provided by them to the Company under such loan agreements into an aggregate of 956,333 ordinary shares of the Company.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 15: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the year ended December 31, 2022:

	Computers and software	Office equipment & furniture	Leasehold improvements	Communication & equipment		Total
Cost:
Balance at January 1, 2021	$35	$-	$-	$		$35
Business combination	17	11	-		9	37
Additions	73	48	6		5	132

Balance at December 31, 2021	125	59	6		14	204
Additions	42	41	99		153	335
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-		(14)	(14)
Balance at December 31, 2022	$167	$100	$105		$153	$525

Accumulated depreciation:
Balance at January 1, 2021	3	-	-		-	3
Depreciation expense	30	10	1		-	41

Balance at December 31, 2021	33	10	1		-	44
Depreciation expense	51	9	9		19	88
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-		(2)	(2)

Balance at December 31, 2022	84	19	10		17	130

Net assets at December 31, 2022	$83	$71	$95		$136	$395
Net assets at December 31, 2021	$92	$49	$5		$14	$160

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 16: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into office space lease agreements, which are used for the Company’s operations. Leases of office space have lease terms of between 3 and 5 years.

Land and buildings

Cost:
Balance as of January 1, 2021	$-
Additions during the year:
New leases	654
Adjustments arising from translating financial statements from functional currency to presentation currency	13
Business combination	416

Balance as of December 31, 2021	$1,083

Accumulated depreciation:
Balance as of January 1, 2021	$-
Additions during the year:
Depreciation and amortization	96

Balance as of December 31, 2021	96

Right-of-use assets as of December 31, 2021, net	$987

Cost:
Balance as of January 1, 2022	$1,083
Additions during the year:
New leases	827
Adjustments arising from translating financial statements from functional currency to presentation currency	(46)
CPI and revaluation differences	63

Balance as of December 31, 2022	$1,927

Accumulated depreciation:
Balance as of January 1, 2021	$96
Additions during the year:
Depreciation and amortization	522

Balance as of December 31, 2022	618

Right-of-use assets as of December 31, 2022, net	$1,309

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 16: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to lease liability:

Land and buildings
Balance as of January 1, 2021	$-
Additions during the year:
New leases	654
Business combination	501
Lease payments	(68)
Interest expense	26
CPI and revaluation differences	27
Balance as of December 31, 2021	$1,140

Current lease liability, December 31, 2021	$319
Non-current lease liability, December 31, 2021	$821

Balance as of January 1, 2022	$1,140
Additions during the year:
New leases	827
Lease payments	(578)
Interest expense	83
CPI and revaluation differences	(85)
Balance as of December 31, 2022	$1,387

Current lease liability, December 31, 2022	$519
Non-current lease liability, December 31, 2022	$868

c.	Maturity analysis of undiscounted lease payments receivable for operating leases:

December 31,
2022

2023	393
2024	289
2025	84
2026	87
2027 and thereafter	15
$868

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17: EQUITY

Composition of share capital:

	December 31,
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares with 0.001 GBP par value each	100,000,000	47,635,875	100,000,000	15,955,875

a)	Conversions of Simple Agreements for Future Equity

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

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17: EQUITY (Cont.)

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

b)	Issuance of Ordinary Shares and Exercises of Options

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

During 2021, several investors exercised the options that was granted to them under the Third SAFE dated August 30, 2019, to an aggregate of 115,661 Ordinary Shares at a price of $1.696 per share. 311,060 options are outstanding and can be exercised until March 31, 2023.

During 2021, several investors exercised the option that were granted to them under the Second SAFE dated August 30,2019, into an aggregate amount of 268,179 Ordinary Shares at a price of 1.953$ per share.

On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 621,375 Ordinary Shares. The new investor is also entitled to receive, for no additional consideration a warrant to purchase 596,659 Ordinary Shares of the Company, at a price of $2.514 per share, until the warrant’s first-year anniversary. On December 31, 2021 the new investor exercised the options that was granted to them, to an aggregate of 596,659 Ordinary Shares at a price of $2.514 per share. An amount of $1,500 received on January 4, 2022.

c)	Private Placement

As part of the Transaction (see Note 1), on January 10, 2022, the Company completed a private placement of 31,680,000 INX subscription receipts (units) for gross proceeds of $31,283. Each unit consists of one Ordinary share and one-half of one Ordinary share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. dollar, the warrants are accounted for as a derivative liability.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17: EQUITY (Cont.)

The warrants were valued at $4,255 as of the date of the private placement. The balance of gross proceeds from the private placement in the amount of $27,028 was allocated to Ordinary shares with the net addition to equity of $25,336 after the deduction of the issuance cost of $1,692.

Agents of the private placement collectively received cash commissions of $1,951, of which $259 was allocated to the warrants and remaining amount recorded as transaction fees in profit or loss.

The placement agents also received 1,810,740 Agent compensation options exercisable into one common share of the Parent Company at an exercise price of CAD1.25 ($0.99). The options were valued at $515.

As a result of the Transaction (see Note 1), effective on January 10, 2022, options granted and warrants issued by INX prior to such date were surrendered and cancelled, and new options and warrants of the Parent Company were issued to holders with equivalent terms, adjusted for the Exchange Ratio. Upon the cancellation of the private placement warrants, the warrant liability in the amount of $4,255 was derecognized and recorded as a contribution to equity.

NOTE 18: SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the INX’s Board approved the initial resolution to reserve 417,000 Ordinary Shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time.

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “Plan”), and INX shareholders approved the Plan on March 18, 2021.

The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares of INX to such employees, directors and consultants engaged by INX or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such grantees.

As a result of the Transaction (see Note 1), effective on January 10, 2022, options granted by INX prior to such date were surrendered and options of the Parent Company were issued to holders with equivalent terms and adjusted for the Exchange Ratio and are currently governed by the Omnibus Equity Incentive Compensation Plan of the Parent Company.

b.	Share options granted by the Parent Company to employees and service providers of the Company that are exercisable into Common shares of the Parent Company and outstanding as of December 31, 2022:

1.	On March 15, 2022, two officers received 5,036,132 restricted shares of the Parent Company at cashless basis with vesting period of three to five years. As of December 31, 2022, 2,072,517 of these shares have vested.

2.	On March 15, 2022, the Parent Company granted certain employees and a service provider options to purchase 5,129,334 Common Shares at a price per share equal to the fair value per share at the date of the commitment at a price of CAD 0.64 ($0.50), with the vesting period of over 4 years.

3.	On March 24, 2022, the Parent Company granted one employee options to purchase 509,617 Common Shares at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the date of the commitment to grant the options with vesting period of over 4 years.

4.	On June 30, 2022, the Parent Company granted one employee options to purchase 786,535 Common Shares at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options are fully vested at the time of the grant.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 18: SHARE-BASED PAYMENT

5.	On June 30, 2022, the Parent Company granted one employee options to purchase 1,334,322 Common Shares at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest over the period of over 4 years with the first anniversary on May 2, 2023, with all options fully vested on May 2, 2026.

6.	On September 21, 2022, the Parent Company granted one employee options to purchase 1,325,946 Common Shares at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest over the period of over 3 years with the first anniversary on September 20, 2023, with all options fully vested on September 20, 2025.

7.	On October 18, 2022, the Parent Company granted one employee options to purchase 254,808 Common Shares at CAD 0.235 ($0.17), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest over the period of over 3 years with the first anniversary on October 18, 2023, with all options fully vested on October 18, 2025.

During the year ended December 31, 2021, activity related to stock options under the Plan was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of January 1, 2021	-	$-
Granted	10,381,959	0.48
Exercised	-	-
Balance as of December 31, 2021	10,381,959	0.48

INX Stock Options exercisable at the end of year	5,396,720	$0.25

The weighted average fair value of the options granted during the year ended December 31, 2022 and 2021, was $0.64 and $1.035 per option, respectively.

c.	For the year ended December 31,2022 and 2021 and 2020, the Company recorded share-based compensation expenses of $1,135 and $10,899 and $570, respectively, related to stock options granted.

d.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	2022	2021

Expected term (years)	10	10
Expected volatility	89.78% -94.32%	94% - 94.67%
Estimated exercise price	$0.17-0.55	$0.037 -1.06
Risk-free interest rate	1.37% -3.356%	1.37% -1.71%
Dividend yield	-	-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 18: SHARE-BASED PAYMENT (Cont.)

e.	For certain grant commitments issued during 2021, whose exercise price had not yet been determined, the Company recorded the share-based payment according to the fair market value at the end of each period. Once the options were officially granted by the board of directors and the exercise price had been determined, the Company has set the share-based payment amount based on the official grant.

NOTE 19: EARNINGS (LOSS) PER SHARE

The net income (loss) and weighted average number of ordinary shares used in the calculation of basic and diluted income (loss) per share are as follows:

	Year ended December 31
	2022	2021	2020
Net income (loss) used in the calculation of earnings (loss) per share, basic and diluted	$211,334	$(215,235)	$(24,331)
Weighted average number of ordinary shares for the purposes of earnings (loss) per share, basic and diluted	46,767,930	15,048,576	12,152,006

NOTE 20: FINANCIAL RISKS AND RISK MANAGEMENT

Financial risk management objectives and policies

Activities of the Company may expose it to variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

Market risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 20: FINANCIAL RISKS AND RISK MANAGEMENT (Cont.)

As of December 31, 2022, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of the Company’s investments, with all other variables held constant, is +/- $8. (December 31, 2021 - $3).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2022 and 2021, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

NOTE 21: COMMITMENTS AND CONTINGENCIES

On December 15, 2022, INX entered into a shareholders’ and joint venture agreement with SICPA SA, a company organized under the laws of Switzerland, Mr. Yosef Meir Cohen and Mr. Hagai Itkin (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties agreed to form SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. All parties to the agreement are to become shareholders of SICPA INX, with INX’s share of the issued and outstanding share capital to be 33 percent. Also, under the SICPA Agreement, INX is entitled to introduce a new partner within the first year from the date of the agreement, which, if approved by the majority shareholder, would be entitled to receive a maximum number of shares constituting 16.5 percent of the issued and outstanding share capital of SICPA INX, which shall be reduced from INX’s initial allocation of shares. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to license its technology and provide technology support and management services for a period of one year in return for compensation.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS

a.	General:

Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment -– facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment -– development and operation of an integrated, regulated solution for trading blockchain assets such as digital assets and security tokens, and providing services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total

Year ended December 31, 2020:

External customers	$-	$-	$-

Total revenue	-	-	-

Segment income (loss)	-	(11,813)	(11,813)

Unallocated corporate expenses:
Other expense			(12,518)

Net income (loss) before taxes			$(24,331)

Year ended December 31, 2021:

External customers	$2,278	$266	$2,544

Total revenue	2,278	266	2,544

Segment income (loss)	383	(54,288)	(53,905)

Unallocated corporate expenses:
Other expense			(161,173)

Net income (loss) before taxes			$(215,078)

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS (Cont.)

	Brokerage segment	Digital assets segment	Total

Year ended December 31, 2022:

External customers	$3,621	$652	$4,273

Total revenue, net	3,621	652	4,273

Segment income (loss)	(157)	(14,434)	(14,591)

Unallocated corporate expenses:
Other income			226,044

Net income (loss) before taxes			$211,453

Unallocated corporate expenses for the years ended December 31, 2022, 2021 and 2020 include the fair value adjustment on INX Tokens.

c.	Select balance sheet information:

	Brokerage segment	Digital assets segment	Total

As of December 31, 2021:

Segment assets	$2,544	$75,958	$78,502

Segment liabilities	940	300,496	301,436

As of December 31, 2022:

Segment assets	$2,351	$79,838	$82,189

Segment liabilities	1,077	63,644	64,721

d.	Revenue from major customers:

Revenue from major customers which account for 10% or more of total revenue as reported in the financial statements:

	Year ended December 31,
	2022	2021	2020

Brokerage segment:
Customer A	$452	$265	$-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS (Cont.)

e.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Year ended December 31,
	2022	2021	2020

Brokerage segment:
State of Israel	$1,562	$911	$-
Other countries	2,059	1,367	-

Digital assets segment:
State of Israel	$90	$-	$-
Other countries	562	266	-

NOTE 23: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2022	2021	2020

Research and development
Compensation and benefits	$2,159	$1,286	$738
Share based compensation	2	1,105	255
Token based compensation	125	262	336

Sales and Marketing
Compensation and benefits	1,160	677	267
Share based compensation	1,022	2,809	171
Token based compensation	435	177	423

General and administration
Compensation and benefits	6,493	5,072	1,600
Share based compensation	111	6,985	144
Token based compensation	817	6,175	3,174

During the years ended December 31, 2022, 2021 and 2020, the Company incurred cost of $899, $608 and $10 respectively, related to contributions to employee post-retirement benefit plans.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 24: TAXES ON INCOME

The Company is an Israeli company for tax purposes and as such, subject to Israeli taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore federal income taxes are calculated as if the Company filed separate federal income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Israel corporate income tax rate – 23 percent in 2022, 2021 and 2020

●	United States weighted tax rate – 21percent (28 percent state weighted tax rate)

●	Gibraltar tax rate - 12.5 percent and 10 percent before August 1, 2021.

a.	Tax assessments:

INX, ILSB and Midgard are subject to the tax assessment evaluation by the Israeli Tax Authority. After the receipt of such tax assessment the entity is no longer subject to the tax examination by the tax authority. The Company’s subsidiary, ILSB received the final tax assessment through 2020 tax year, whereas, Midgard and INX, has not received the final tax assessment since its incorporation.

b.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $53,000 as of December 31, 2022. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

c.	Theoretical tax:

For the year ended December 31, 2022, the difference between tax expense, assuming that all income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and taxes on income recorded in profit or loss is mainly due to the nontaxable income related to the revaluation of the INX token liability. As the Company and its subsidiaries incurred net losses during the years ended December 31, 2021 and 2020 for which deferred income taxes were not recorded, as mentioned in Note 24b, the reconciliation between the tax expense, assuming that all income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized income tax expense of $119, $157 and $0, respectively.

F-50

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
1.2	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect (Previously filed as Exhibit 1.2 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference)
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1, filed on August 12, 2020 and herein incorporated by reference)
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.1#	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.2#	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.6#	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.8#	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.9#	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.10#	Amended and Restated letter of invitation, dated June 25, 2018, between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.11#	Letter of Invitation, dated July 10, 2018, between Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.12#	Letter of Invitation, dated September 21, 2018, between Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)

4.13	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.14#	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.15#	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.16#	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.17#	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.19#	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.20#	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.21#	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.22#	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.23#	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.24	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.25#	Services Agreement, dated December 24, 2020, between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.26	Amended and Restated Securities Exchange Agreement dated, November 3, 2021, among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital (previously filed as Exhibit 99.2 to the Company’s Form 6-K, filed on November 4, 2021 and herein incorporated by reference)
4.27#	Letter of Invitation, dated December 13, 2021, between Hilary Kramer and INX Limited (previously filed as Exhibit 4.27 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.28#	Letter of Invitation, dated February 3, 2022, between Demetra Kalogerou and INX Limited (previously filed as Exhibit 4.28 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.29#	INX Limited Share and Token Ownership and Award Plan, as amended on March 31, 2022 (previously filed as Exhibit 4.29 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.30#	INX Limited Restricted Token Grant Notice and Restricted Token Agreement (previously filed as Exhibit 4.30 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
11.1	List of subsidiaries of the Registrant (previously filed as Exhibit 11.1 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.
101	The following financial information from INX’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

#	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report filed on its behalf.

INX LIMITED

Date: May 1, 2023	By:	/s/ Shy Datika
Shy Datika
President and CEO