Form 20-F
period 2023-12-31
INX Ltd
filed 2024-04-18
CIK 1725882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 47,635,875 ordinary shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this report our audited consolidated financial statements as of December 31, 2023. Our consolidated financial statements appearing in this report are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

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

Investing in INX Tokens or indirectly in the Company by way of purchasing shares of our sole shareholder, The INX Digital Company, Inc. (the “Parent Shares” and the “Parent” or “TIDCI”, respectively) involves a high degree of risk. Our businesses face significant risks and uncertainties. You should carefully consider the risks we describe below, along with all of the other information set forth in this annual report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens or Parent Shares. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to initiating or maintaining an investment in any INXS or the Parent Shares. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INXS or Parent Shares could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INXS or the Parent Shares.

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

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. You should read and carefully consider these risks and all of the other information in this report, including the financial statements and the related notes included elsewhere in this report, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may face cyber-attacks and other cyber security risks.

●	We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

●	The crypto market was negatively impacted by the growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies.

●	We may not be able to continue development of the INX Digital, Inc. (“INXD”) and INXS trading platforms as contemplated, or at all, or continue to receive the regulatory approvals necessary to operate our business as currently contemplated.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	The prospect of INX Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you or the Company.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	The price of INX Tokens is subject to substantial volatility.

●	The market for trading blockchain assets is still in the early stages of development and we expect to face intense competition from both regulated and unregulated blockchain asset trading platforms.

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses and negative cash flows from operations since inception

We have incurred operating losses since our inception. As of December 31, 2023, we had an accumulated deficit of $48.6 million. In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

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

We hold significant investments in marketable debt securities such as corporate and municipal bonds and notes. The fair value of these financial instruments may be negatively affected by multiple factors including a downgrade of the credit rating or negative publicity of the issuer, market conditions, fiscal policy, geopolitical restrictions and sanctions, among others. Decrease in the fair value of these investments or distressed sale prior to the maturity may negatively impact our shareholders’ equity and the Company’s financial position.

Risks Related to Regulation, Information Systems and Privacy Matters

We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

Any platform that brings together purchasers and sellers of digital assets that are characterized as securities in the U.S. is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (or “ATS”).

The INX Securities trading platform is a registered broker-dealer and FINRA member that operates an SEC-registered alternative trading system, and the INX Digital trading platform is licensed, or otherwise qualified, to operate as a money transmitter in 46 U.S. states, plus Washington D.C. and Puerto Rico. We may seek to obtain money transmitter licenses or otherwise become qualified to operate in additional U.S. states. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC. However, there can be no assurance that our platform will qualify for additional registrations that we may seek in the future, with the SEC, FINRA, U.S. state regulators and various other regulatory bodies, both in the U.S. and in other countries.

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

As stated above, the Company verifies user identity through proof of identification and proof of address documentation, with the intention of forming a reasonable belief that we know the identity of the customer and that they are who they say they are. The Company uses a third-party provider, Sardine, to process identity checks and verify their validity. The Sardine identity document check is done via API and looks at various databases and other proprietary tools in order to check KYC and AML information. In addition, the firm uses a third party provider called ShuftiPro, which analyzes identification documents to verify that they are valid. Sardine also identifies whether the identification document has been recorded as lost, stolen or compromised (i.e., through tampering, forgery and fraud). The Company may ask for further documentation from users as part of an enhanced due diligence process based on the risk rating derived from the AML and KYC checks done via Sardine in order to comply with its regulatory requirements.

The Company collects information about each individual such that we can reasonably determine who the customer is and the nature of their business with the Company. Such information is collected during the onboarding process where the applicant is requested to complete the “Personal Profile” section, which includes questions in relation to their:

●	Employment: for example, applicants are required to declare, among other things, if they are a politically exposed person;

●	Financials: for example, applicants are required to declare, among other things, their net income and net worth; and

●	Investment experience: for example, applicants are required to declare, among other things, their risk tolerance and investment goals.

Additionally, all users are subject to screening as part of the onboarding process. Screening is currently done via API by Sardine. Sardine uses the customer information provided during the onboarding process, such as proof of identification, to perform screenings, including OFAC, FATF, and adverse media checks, which are integrated by Sardine. Sardine gathers data from diverse government sources, international regulators and law enforcement agencies and watchlists. All users are scanned against these lists on an ongoing basis for known or suspected entities and individuals who are associated with money laundering, terrorism, financial fraud, arms proliferation, drug trafficking or are politically exposed persons. Depending on the Sardine risk rating results, the INX team will perform the necessary reviews and escalate any high risk users as per our defined written procedures and processes.

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

The security and integrity of blockchain assets, including the value ascribed to blockchain assets, relies on the integrity of the underlying blockchain networks. We have issued the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

The INX Token operates on the ERC-1404 blockchain standard, a modified version of ERC-20 that introduces two additional functions:

1. Detect Transfer Restrictions: This feature allows for the identification of transfer restrictions, providing enhanced security and compliance; and

2. Human-Readable Error Messages: ERC-1404 enhances user experience by offering clear and understandable error messages when a transfer is likely to fail.

Furthermore, ERC-1404’s compatibility with existing wallets and exchanges designed for ERC-20 simplifies integration, making it convenient for a wide range of users and platforms.

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

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, Deloitte, in its April 2024 report titled “Emerging Trends in Digital Assets Manipulation and Surveillance’’ noted that “a prominent vendor recently uncovered $2 billion worth of wash trades on decentralized exchanges.” As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

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

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, legislation imposing additional regulatory requirements in relation to crypto-related activities is possible in the near to intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the countries in which legislation is advanced.

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

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. In 2021, it was reported that China banned all cryptocurrency trading and mining; however, in reality cryptocurrency trading activity still occurs there.

South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. In 2023, South Korea advanced legislation with an aim to regulate cryptocurrencies under specific laws and regulations starting in July 2024. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. Cryptocurrency exchanges in Japan must register with the government and have the requisite licensing. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws. In 2023, Singapore finalized rules for regulating stablecoins and their issuers.

Other jurisdictions are still researching the subject. The United Kingdom has pending stablecoin legislation that is expected to advance in 2024. Other cryptocurrency legislation in the country isn’t expected to be finalized and implemented until 2025. In 2023, the United Arab Emirates opened a “free zone” with minimal rules to attract companies in digital assets to the country. Further developments in the country are expected in 2024. For additional information see “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

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

Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2021, the CFTC adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations.

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

With respect to the Company’s INXD platform, if the Company fails to properly characterize a digital asset listed for trading under applicable securities laws, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

There can be no assurances that we have properly characterized in the past, or that we will properly characterize in the future, any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the subject, were to determine that a supported crypto asset that was previously offered, sold, or traded on our INX Digital platform, or that is currently offered, sold, or traded on our INX Digital platform, is a security, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Further, if Bitcoin, Ethereum, or any other crypto asset that we are either currently supporting, or that we supported in the past, is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities.

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

Additionally, the Company has established a proactive internal procedure for the delisting and removal of assets from its INXS platform. When a coin or token no longer meets our compliance and/or listing standards due to variety of reasons including, changes in the industry or other pertinent considerations, our compliance department, and the commercial team, to the extent required, undertake a comprehensive review, which may lead to the delisting of the relevant asset(s). We believe that this process reflects best practices and serves to safeguard both the Company and its users and customers.

During the review conducted by the compliance department, several factors are taken into account. While this list is not exhaustive, it provides insight into some of the key considerations:

●	Commitment of the Team to the Project

●	Level and Quality of Development Activity

●	Trading Volume and Liquidity

●	Stability and Security of the Network Against Attacks

●	Network and Smart Contract Stability

●	Nature and Level of Public Communication

●	Responsiveness to Periodic Due Diligence Requests

●	Evidence of Unethical, Fraudulent Conduct, or Negligence

●	Contribution to a Healthy and Sustainable Crypto Ecosystem

●	Relevance to Recent Regulatory Developments

During 2023, we decided to delist and cease trading the following tokens:

●	MATIC

●	LINK

●	MANA

●	YFI

●	COMP

●	SAND

All relevant trading pairs, including those associated with the above-mentioned tokens, have been removed from our trading platform.

Adding the Millennium Sapphire, Compound and Aave Tokens to our platform

Regarding the listing of the Millennium Sapphire Security Token (“MSTO”) to our ATS for trading, MSTO first signed a listing agreement with INX and provided due diligence items requested by INXS, pursuant to INXS’ listing policy. Following review of all relevant documents submitted, INXS verified that the primary offering was done in compliance with the exemptions for registration under Regulation D and Regulation S of the Securities Act of 1933 which are specifically noted in the INXS Membership Agreement as valid primary exemptions for which INXS can provide secondary market trading services. INXS reviews and signs off on all due diligence and listing agreements, including those of MSTO. As part of additional due diligence, and since neither INXS, nor any of its affiliated entities, minted the security tokens, INXS integrated the ATS settlement flow with MSTO’s ownership record holder (the “Digital Registrar”). A Digital Registrar maintains books and records for security token issuers similar to the functions of a transfer agent in the United States. Once this integration was tested and implemented, the security token was made available for trading on the ATS.

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

To date, the Company does not have any sophisticated digital engagement processes to engage retail customers. The Company allows pop-ups on its website, and utilizes email marketing and social media posts to bring attention to potential users on the Company platform. The Company provides FAQs with videos and tutorials to develop and provides investment education tools.

INX acknowledges the need to address these potential conflicts. DEPs should never mislead clients and should always present information in a manner that is fair and balanced. It is important to note, however, that these potential conflicts are not new to the industry. In fact, they are the same potential conflicts that arise in connection with any medium or form of firm communication or engagement with a client. DEPs are merely a different medium or form. And, as discussed further below, DEPs are already subject to the same compliance and regulatory obligations that the firm owes with respect to every other communication or engagement with a client, including full disclosure of all relevant risks. Preserving individual retail investors’ interest in autonomy, preference, choice, and access to new investment opportunities, which DEPs may facilitate, is essential to ensuring that these investors have the means to effectively manage their short- and long-term financial objectives, and their wealth generally.

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

While the trading platform of INXS is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and the INXD trading platform is licensed as a money transmitter in certain states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries, including Israel. We are licensed or otherwise qualified to operate as a money transmitter in 46 U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more U.S. states by the end of 2024. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

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

The Company is not affiliated with any other registered broker-dealer other than INX Securities, LLC.

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

 In the U.S. we have obtained licenses or are otherwise qualified to operate as money transmitters (or the equivalent in the states where such licenses or equivalent are required to conduct our business) in 46 U.S. states as well as in the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to, among other things, capital requirements including the net worth of our subsidiary, INXD.

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

The Company places great importance on safeguarding customers’ crypto assets. During 2023, the Company implemented segregation of customer funds following the CFTC segregation model under the CEA Rule 1.20, Futures customer funds to be segregated and separately accounted for, to the extent feasible and available. We achieved this protection by amending contractual agreements with our custodian and banks holding customer funds. Such amendments, among other related provisions, include the addition of a written segregation acknowledgement letter issued by our custodian and banks acknowledging certain accounts to be specifically designated as holding customer funds and prohibit the right of offset between customer and house assets deposited by INX and held by such custodians and banks. The key objective of the contractual revisions is to separate assets held in specifically designated customer accounts from the Company’s general estate, thus making them bankruptcy remote and not subject to claims of general creditors, a required practice under CFTC rules, and a framework that we believe can be similarly applied by digital assets intermediaries. Pursuant to this segregation mechanism, the Company modified its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

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

As of December 31, 2023, our customer funds in fiat were held with our partnering banks, Byline Bank and Evolve Bank and Trust, which are not affiliated with INX. All customer assets for clients trading digital assets are held at Byline Bank under a specifically designated custodial account. Customer funds for clients trading security tokens are held at Evolve Bank and Trust under individual accounts for each client.

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

We regard the secure transmission of confidential information and the ability to continuously transact and clear on our electronic trading platforms as critical elements of our operations. Our technology, systems, networks, products, services and people, and those of our third party service providers and customers, may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, malware, ransomware, social engineering attacks, phishing attacks, human error, employee theft, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about our technology, financial data or user information or take other actions that would be damaging to the Company and/or holders of INX Tokens.

The Company regularly faces attempts by possible malicious parties to try to gain unauthorized access to our systems, or to introduce malicious software to our systems. This will likely continue on a regular basis in the future. Our networks or data centers or those of our customers or third-party vendors may be subject to the same kind of attacks. Further, we may also be subject to increasing risks in connection with global conflicts; for example, the Israel-Hamas conflict, of a nature similar to those discussed above. To date, no cyber attacks or attempts by third parties have resulted in any material impact to our business or operations.

While the Company will continue to attempt to prevent such attacks and other threats against our systems, products, and networks, there is no guarantee that we will continue to be able to avoid material impacts to our business. We remain at risk of suffering an attack or intrusion that could affect the Company’s reputation or cause monetary loss. Additionally, such attacks could result in government inquiries, investigations, or other proceedings. Such actions could result in significant penalties or costs, including legal costs to defend such inquiries or investigations.

While we maintain a Cash Fund, as defined above, to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses, there is no guarantee that the damages resulting from the attacks described above won’t exceed the available balance of the Cash Fund.

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

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. According to a Crystal Blockchain study published in March 2023, $16.7 billion in crypto assets were stolen from 2011 up to that date. Additionally, 2023 saw 600+ major hacks in the crypto space, resulting in ~$2.61 billion in losses, with $674.9 million recovered. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

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

For trading securities on the Company’s ATS, fees are charged exclusively in US Dollars, and no crypto assets can be used as payment for these services. However, on the digital crypto platform, fees are paid in the same currency as the currency a customer receives from the trade itself. The crypto assets the Company accepts as a payment for fees depends on the crypto assets listed for trading on the platform which are as follows:

AAVE

AVAXC

BTC

CRV

ETH

FTM

LTC

UNI

USDC

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

These cryptocurrencies are held until sold. Proceeds from the sale of such cryptocurrencies are dependent on the U.S. dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the fair value of a cryptocurrency while it is held by us will result in a decrease in the operating results of the Company.

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

Accordingly, we believe that the cryptocurrencies that we or our subsidiaries own and trade in are not securities. In the case of trading in security tokens by a subsidiary that qualifies to use the Section 3(c)(2) exemption from investment company status, our ownership interest in that subsidiary will not constitute an “investment security” (as a result of the availability of the exemption). As a result, we believe we are not primarily engaged in the business of investing, reinvesting or trading in securities and that investment securities will not constitute more than 40% of the unconsolidated value of our total assets after eliminating holdings in U.S. government securities and cash items.

While we believe that our business activities do not cause us to be an investment company, if we were deemed to be, and were required to register as an investment company, we would be forced to comply with substantive requirements under the Investment Company Act, including limitations on our ability to borrow, limitations on our capital structure, limitations on our ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. If we were forced to comply with those requirements, we would be required to change our structure and future operations from our current plans, could be prevented from successfully executing our business strategy and could be required to cease business.

We need to implement strict finance and accounting systems, procedures and controls to operate our business.

We are required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with these requirements is expensive. We need to implement strict finance and accounting systems, procedures and controls to satisfy our reporting requirements and these requirements may increase our costs and require additional management time and resources. However, as an “emerging growth company” as defined in the JOBS Act we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We have not completed an assessment, nor have our auditors tested our systems of internal controls. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. If our internal controls have undetected weaknesses or our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of the INX Token and adversely impact our business and financial condition.

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

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022. From January 2023 to February 2024, Bitcoin increased in value by over 200%.

According to The Block’s Annualized Bitcoin Volatility, defined as the standard deviation of the last 30 days’ daily percentage change in bitcoin’s price, annualized, between January 1, 2023, and December 31, 2023, volatility varied approximately from 15% to 81%. Other VIX indices are used for settlement prices of volatility futures contracts in traditional markets.

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

A relatively small number of institutional and high-transaction volume retail customers account for a significant portion of the trading volume on our platform and the related net transactional revenue. For the year ended December 31, 2023, our top ten institutional and high-transaction volume retail customers accounted for, in the aggregate, approximately 35% of our total trading volume, and our top two customers accounted for approximately 28% of our trading volume.

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

Public health epidemics or outbreaks could adversely impact our business. In early 2021, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide, including to Israel and the United States. As a result of the coronavirus pandemic, governments and industries instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events, impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to our business, financial condition and results of operation include the duration and severity of any outbreak, and the actions that may be required to contain the outbreak or treat its impact. In particular, the impact of any pandemic globally could adversely impact our operations, including the development of our platforms within our expected timeframes, our workforce, including the health and safety of our employees and our ability to complete recruitment for open positions on our team, and our ability to raise capital. In addition, a pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate our platforms. Each of these factors could have an adverse impact on our business, financial condition and results of operation.

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

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. At the time of this Annual Report on Form 20-F, several digital asset space bankruptcies are still pending closure. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of this Annual Report on Form 20-F, we have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

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

Access to banking is limited for crypto companies, and recent bank failures in the U.S. may adversely affect our business and the industry we operate in.

Access to banking is limited for crypto companies, and may impose risks of liquidity or operational challenges. In addition, during March 2023, the banking industry in the U.S. experienced disruptions, characterized by the failure of Silvergate Bank, Silicon Valley Bank, and Signature Bank. All three banks serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants. While the Company was not directly affected by the failure of these three banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures attracted heightened regulatory scrutiny from U.S. regulatory agencies and others to the industry in general. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future. It is also unknown if additional bank failures will occur in the future.

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have limited operating history and therefore valuation of the INX Token is difficult.

The value of the INX Token is influenced by the supply of the INX Token, the market’s perception of the INX Token’s value and the liquidity for Tokens on a secondary market. The original purchase price of the INX Token in our initial public offering has not been indicative of the market price of INX Tokens in the secondary market.

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

Further, as of December 31, 2023, cumulative Adjusted Operating Cash Flow was approximately negative $64.5 million. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, the token holders may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of our products and services, which could adversely affect our ability to generate positive net operating cash flow. Our cumulative Adjusted Operating Cash Flow will increase or decrease based on the difference between our cash inflows and outflows. Although we may generate cash inflow from daily operations through trading fees and other services, such amounts will be reduced by cash outflows from our operations, including cash payments to our service providers, our employees, taxes, fees, and other operating expenses. To the extent that we engage in acquisitions, we may expend significant cash in order to integrate such businesses, products, technologies or personnel. As a result of our expenditures, we may never generate a positive cumulative Adjusted Operating Cash Flow and may never pay any cash distributions, which could adversely affect the value of INX Tokens. As a result, the prospect of any holder of INX Tokens to receive any cash distributions from us is uncertain.

Further, each INX Token holder’s right to the pro rata portion of the distribution for any given year is subject to charges related to banking fees, transaction fees and/or Ethereum gas fees required to be paid with respect to the transfer of funds or Ether to such holders. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of fees relating to such transfer, no distribution will be made to that individual INX Token holder.

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

Our decision to introduce or suspend promotional incentives for the use of INX Tokens to pay transaction fees on the INX.One trading platform or for holding INX Tokens could impact the trading price of INX Tokens (INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets).

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

The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares. Further, the Company has caused its sole shareholder, TIDCI, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, the Cash Fund will not be held in an escrow or trust account, but rather, will be held in a separate bank or broker account controlled by the Company. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund.

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

INX Token holders are not afforded an opportunity to vote in the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and may not realize any benefit from such transactions.

Although the INX Token is an equity security, as such term is defined in Section 3(a)(11) of the Exchange Act, the rights that attach to an INX Token are materially different from the rights that are typically associated with equity securities such as common shares. As holders of a non-voting security, INX Token holders have no influence over our corporate governance policies and affairs, and INX Token holders are not afforded an opportunity to vote on any matters affecting the Company, including the election of directors, related party transactions or significant corporate transactions such as a merger, or sale of the Company or its assets. INX Token holders are not afforded the same protections generally as shareholders of other publicly traded companies. Further, INX Token holders may not benefit from a sale of the Company or its assets in the same way that our shareholders will benefit, if at all. Your only opportunity to affect an investment decision regarding the Company, if at all, may be limited to selling your INX Tokens.

The interests of our shareholders may conflict with the interests of INX Token holders.

Our directors are nominated and elected by a majority of our shareholders and their interests in our business may differ from the interests of INX Token holders. Our directors will have no fiduciary obligations to act in the interests of INX Token holders. Mr. Shy Datika, one of our founders, Chief Executive Officer (“CEO”) and a member of our Board of Directors, controls approximately 17% of the voting power of the share capital of our sole shareholder, TIDCI, and as such, Mr. Datika and the other shareholders of our sole shareholder have significant influence over management and affairs and all other matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

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

We would lose our foreign private issuer status if more than fifty percent of our outstanding voting securities are directly or indirectly owned of record by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. Since our Parent Shares are listed on the Cboe Canada exchange in Canada and given the level of our intended business contacts with the United States, we may lose our status as a foreign private issuer should more than fifty percent of our voting securities be held of record by residents of the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

An Israeli Government initiative to amend Israeli legislation concerning government, judiciary and administrative procedures may adversely impact our results of operations.

The Israeli government is advancing significant changes in Israeli legislation concerning judicial nomination and oversight. If such proposals are enacted by the Israeli government, they will change the current balance between the three branches of government in Israel in a manner that is expected to add significant power to the executive and the legislative branches.

Since the proposals have not yet been enacted as law, the uncertainty of their effect on the Company and its business may not be estimated at this time. During November 2023, the Israeli government stopped advancing the changes in Israeli legislation.

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

Israel – Hamas War - A significant portion of the Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel. As of the date of this filing, there has been no material interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken the necessary steps in line with such plan, in an effort to ensure that operations and service to customers remains consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.

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

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

Subsidiaries

The Company operates through the following wholly-owned subsidiaries:

●

INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 46 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX Limited and is operated by INXD.

As of the date of this report, the following crypto assets are supported for trading on the INX Digital platform (identified by symbol):

AAVE

AVAXC

BTC

CRV

ETH

FTM

LTC

UNI

USDC

●	INX Securities, LLC (“INXS”) (formerly known as: Openfinance Securities, LLC), is a Pennsylvania limited liability company. INXS is recognized in the U.S. as a SEC registered Broker Dealer and is an SEC ATS. INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●

Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

●

INX Transfer Agent LLC (f/k/a Tokensoft Transfer Agent LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer is a transfer agent registered with the SEC, acquired by the Company pursuant to a purchase agreement dated December 28, 2021.

●

INX Solutions Limited is incorporated in Gibraltar as a private company limited by shares. INX Solutions Limited provided liquidity and risk management services to the group through the end of 2023. The entity is currently dormant.

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

Concurrent Financing

In parallel with the Valdy Transaction, on April 1, 2021, the Company completed a private placement of 31,680,000 subscription receipts, at a price of CAD$1.25 per receipt (the “Concurrent Financing”). Each receipt entitled its holder to receive a unit (“INX Unit”) comprised of one ordinary share of the Company (“Ordinary Share”) and one half of one warrant to purchase one Ordinary Share (at a price of CAD$1.88 per share) (“each, an “INX Financing Warrant”). The Ordinary Shares and warrants issued pursuant to the subscription receipts were exchanged for comparable securities of Valdy on closing of the Valdy Transaction. The Company raised an aggregate amount of US$31.3 million pursuant to the Concurrent Financing. In consideration for their services to the Company, the Company’s financial advisors received cash compensation and options to purchase ordinary shares of Valdy.

Token Offering

As further detailed in this Annual Report on Form 20-F, the Company is the first company to successfully complete an SEC-registered IPO of a blockchain security token (the “INX Token”). On August 20, 2021, the public offering of the INX Token (the “Token Offering”) was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations. On April 22, 2021, the Token Offering was completed.

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

INX Limited’s registered office is located at 57/63 Line Wall Road, Gibraltar, GX11 1AA. INX Limited also has an office located in Israel.

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

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. According to a Crystal Blockchain study published in March 2023, $16.7 billion in crypto assets had been stolen from 2011 up to that point. Additionally, 2023 saw 600+ major hacks in the crypto space, resulting in ~$2.61 billion in losses, with $674.9 million recovered. Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

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

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. According to CoinMarketCap.com, over 230 blockchain asset trading platforms (both spot and derivative exchanges) provide basic buy and sell services for one or more blockchain assets. According to CoinMarketCap.com, as of February 2, 2024, over 230 blockchain asset trading platforms (Both Spot and Derivative Exchanges) provided basic buy and sell services for one or more blockchain assets, and over 66 of those trading platforms had 24-hour daily trading volumes over US$400 million, approximately 51 of which had 24-hour trading volumes over US$1 billion. Top blockchain asset trading platforms, based on USD daily trading volume, include BlueBit, Binance, OKX, and Bybit.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. Deloitte, in its 2021 report “Market Manipulation in Digital Assets’’ pointed out that market capitalization for cryptocurrency had hit $1 trillion two years prior. It warned that up to 90% of trading could be vulnerable to market manipulation. The most popular ways of manipulation are: pumping and dumping, whale wall spoofing and stop hunting, wash trading, and disseminating false information. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

On the digital securities side, we believe that this nascent market is beginning to blossom. In a Citibank report titled “Money, Tokens, and Games. Blockchain’s Next Billion Users and Trillions In Value,” Citibank estimated that the market for tokenization of financial and real-world assets could reach “up to almost $4 trillion in value by 2020.”

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

According to CoinMarketCap.com, as of February 2, 2024, around 55 cryptocurrency derivatives exchanges were operating with 24-hour trade volumes of over $300 million. Top derivatives exchanges (by volume) include BlueBit, Binance, UEEx, OKX, and Bybit with 24-hour trade volumes all over $10bn each.

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

INX.One (a/k/a INX Trading Solutions), a Single Regulated Ecosystem for Trading Blockchain Assets

We believe that we have a comprehensive solution to the issues that we have identified.

Since our inception, we have sought to become a regulated digital hub, aiming to offer all digital services, whether with cryptocurrencies, digital securities or derivatives, under a regulated umbrella.

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are qualified to operate as a money transmitter in forty-six (46) U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more US states by the end of the 2024 calendar year. We started our international expansion with the purchase of an institutional FX trading operation in Israel, seeking to bridge the gap between the mostly retail world and the largest financial institutions. This interdealer broker has relationships with over 50 tier-1 and tier-2 global banks (including: Citibank, HSBC, Goldman Sachs, Morgan Stanley, JP Morgan and others) focusing on OTC trading of FX, interest rates and other derivative products. This broker is an NFA member registered under the CFTC as an introducing broker and swap firm and holds other licenses in Israel.

On September 14, 2022, we launched INX.One. a single point of entry with one onboarding process and a unified graphic user interface for both. INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets. After successfully completing the distinguish onboarding processes and receiving the relevant platform’s approval, customers gain entry to either INX Digital and/or INXS platforms through the INX.ONE hub, which integrates both security and crypto-asset trading on a single application:

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

We also created the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain (the “INX Token”), which was offered to the public from August 20, 2020 and closed on April 22, 2021. For more information see below “The INX Token” and Item 4, Part A – “Information on the Company - History and Development of the Company – The Token Offering.”

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

●	Reserve Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating a reserve fund (the “Reserve Fund”), out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. As of March 31, 2024, there is an amount of $34.4 million in the Reserve Fund.

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

●

Transaction Fee Transparency. We have established transaction fees as a percentage of digital assets received by the buyer and a percentage of consideration paid by the seller in each trade, which could be denominated in fiat or in a digital asset. For trades in digital assets on INX.One, transaction fees are charged by deducting the fee amount from the asset that is received by the buying and selling customer in a trade. For trades in security tokens on INX.One, the trading fee is deducted from the buyer and the seller in US Dollars as a percentage of the trade value in US Dollars. The transaction fees of our trading platforms are published and updated from time to time on our website available at https://www.inx.co/.

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

As of the date of this Annual Report on Form 20-F, we offer services in the following crypto assets and security tokens (identified by symbol) on INX Trading Solutions, also known as INX.One:

INX Digital	INX Securities
BTC	INX
ETH	MSTO
AAVE	BCAP
LTC	SPICE
USDC	PRTS
AVAX	SCI2
FTM	TXC
UNI	TRZX
CRV	ATX
TRUCPAL
XMNA
NOTE
HAG
UNX
CCNA

The INX Digital platform operates within the U.S.; however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. Trading on the INX Digital platform is offered in the following 48 U.S. jurisdictions: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. For these assets, the Company offers listing and trading services.

On the INX Securities platform, the security tokens are listed for trading in all 50 U.S. states plus the District of Columbia and Puerto Rico, and other foreign jurisdictions that we believe we have the right to operate in. For certain of our security tokens listed on our INXS platform, in addition to trading services, the Company also offers broker-dealer of record services for certain primary offerings in compliance with local laws.

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

The INX.One website serves as a single entry point for our customers. INX.One is not a separate platform but rather a solution designed to provide users with access to INXD and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets. After successfully completing the distinguish onboarding processes and receiving the relevant platform’s approval, customers gain entry to either INXD and/or INXS platforms through the INX.ONE hub, which integrates both security and crypto-asset trading on a single application. As we further develop and update our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms do not support cross-asset (i.e., digital securities for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

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

The Company utilizes “straight-through processing” for efficiently managing customer orders and subsequent trades, on both INXD and INXS. This approach entails the automatic recording of orders and trade outcomes within internal databases, seamlessly updating customer accounts without any manual involvement. While both entities maintain a dedicated staff to oversee trading activities and provide customer support as necessary, the initiation and execution of orders are fully automated

Our proprietary order management software, which is utilized by both INXD and INXS has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

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

Customers of the INXD trading platform may be entitled to discounts on trading fees charged by the Company, providing that they hold INX Tokens. Discounts may be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

We have registered INXD with FinCEN as a federal money services business. In addition, as of March 31, 2024, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

The INXD trading platform incorporates a secure trading and matching engine, which has high frequency transaction capabilities and supports a range of standard order types. We also developed an API interface for institutional and high volume clients.

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

Custody of Client Assets on the INXD trading platform

INXD receives custodian services for cryptocurrencies held on behalf of the clients of our INXD trading platform from BitGo Trust Company (“BitGo Trust”), a trust company under §51-A of the South Dakota Banking Law that is licensed to act as a custodian of its client’s digital assets on its client’s behalf and BitGo, Inc. (together, “BitGo”). BitGo Trust describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940.

We believe that BitGo is a leading provider of custody and wallet services for cryptocurrency trading, with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo is independent from INX.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INXD is contracted with BitGo for both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. Pursuant to our agreement with BitGo, INX is holding two of the keys, and BitGo, Inc. is holding the other key. Two keys are created whenever INX establishes a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo ceases operations). The Company currently utilizes BitGo’s hot wallet multi-signature solution. However, we have strategic plans to transition to a cold storage solution utilizing BitGo Trust Company, Inc., which will serve as a qualified custodian for safeguarding the majority of our cryptocurrency assets once they reach a substantial level. Cold storage offers superior asset protection through a combination of robust policies and stringent physical security measures. Up to this point, our operations have exclusively relied on the hot wallet solution.

The third key is used by BitGo to co-sign transactions; this key is created by BitGo’s servers and is known only to BitGo to mitigate the risk of an unauthorized transfer of assets. All multi-signature wallets require that INXD and BitGo must act together to transfer assets. INXD maintains an omnibus wallet at BitGo for each type of asset to be traded on our platform, which is designated for the exclusive benefit of customers. We currently store cryptocurrency assets held by us in wallets provided by BitGo using properly constructed policies in conjunction with multiple admins on the wallets which are a key element in keeping funds safe.

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

Assets are held using BitGo’s multi-signature solution and properly constructed policies used in conjunction with multiple admins on a wallet, which are key elements in keeping funds safe.

BitGo’s custodial services are provided pursuant to a custodial services agreement dated August 21, 2021 (as amended on January 8, 2021, March 1, 2021, and April 17, 2023, the “Custodial Services Agreement”) between INXD and BitGo. For its custodial services, BitGo receives an onboarding fee and receives a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo also receives various transaction-based fees.

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

In addition to the Custodial Services Agreement, on August 17, 2021 the parties thereto entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo’s services to INXD and the access granted to INXD by BitGo to BitGo Prime LLC’s (“BitGo Prime”) proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo Prime System by INXD, disclaimers by BitGo Prime and limitations to its responsibly and liability in connection with the BitGo Prime System, undertakings by INXD to indemnify BitGo Prime under certain circumstances, and the right of BitGo Prime to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. INXD’s access and use of the BitGo Prime’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Prime. BitGo Prime and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to INXD pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

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

As of March 31, 2024, there is about $5.0 million of customers’ funds held in BitGo wallets.

INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Cash Fund” or “Reserve Fund”. As of December 31, 2023, INX has segregated $34,405,000, which is restricted as the Cash Fund. The Cash Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

On July 13, 2021, the INX’s Board of Directors approved the investment policy of the Cash Fund (the “Investment Policy”).  Per the Investment Policy, as amended on August 11, 2022, the Cash Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

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

INX Securities does not provide custodial services for the funds traded on the Platform. INX Securities does not guarantee or otherwise have responsibility for settling the trades and does not, at any time, exercise any level of control over the cash being used to make the purchase. The user establishes a bank account in their name at Evolve Bank and Trust (“Evolve”), a licensed money service business and FDIC-insured bank which provides custodial services with respect to platform users’ funds for US Dollars. The user consents to instruct Evolve Bank to transfer funds to and from the user’s bank account to effectuate settlement of a trade. As needed for trade funds settlement, banking instructions of the user are conveyed via API calls transmitted via the platform to Evolve.

When a user desires to buy a security token, these banking instructions direct Evolve to move funds out of the user’s account to pay net sale proceeds to the seller’s account and to pay commissions and fees to INX Securities’ account. Pursuant to the Digital Trading Agreement, entry of a Bid order on the Platform explicitly constitutes the user’s direct and complete instruction to Evolve to, upon match, distribute net transaction proceeds from the Buyer’s trading account to the matched seller’s trading account and distribute commissions and fees from the Buyer’s trading account to INX Securities’ Evolve account and authorizes INX Securities to transmit this instruction, upon match, to the subject security’s digital registrar.

When a user desires to sell a security token, the user will indicate the quantity of the security token that he/she wishes to offer and must indicate the desired ask price. INX Securities will electronically confirm with the digital registrar that the seller’s Digital Wallet indicates sufficient seller security holdings. The user consents to forward the user’s transfer instructions for the security being offered to the digital registrar via a Platform API call to the digital registrar’s smart contract on the Ethereum Network, to prepare for a potential transfer of the security in the event of an order match. Pursuant to the Digital Trading Agreement, entry of an Offer order on the Platform explicitly constitutes the user’s direct and complete instruction to the subject security’s digital registrar to, upon match, transfer the security to a matched buyer and authorizes the Company to transmit this instruction, upon match, to the subject security’s digital registrar. Once this has been verified, the digital security is allowed to be offered for sale on the Platform’s displayed order book.

The seller/buyer is obligated to sell/buy the digital security if there is a bid at the ask price, as determined by the matching engine, which operates on a price-time priority algorithm. These terms are described in the Digital Trading Agreement and are re-confirmed by both buyers and sellers each time a bid or offer is entered onto the Platform.

Once the platform receives confirmation that the digital registrar has changed the ownership name from the seller to the buyer, as represented by the digital registrar’s transfer of the security token from the seller’s Digital Wallet to the buyer’s Digital Wallet, INX Securities communicates the buyer’s funds distribution instructions via an API call to Evolve, as explicitly authorized by the buyer in the Digital Trading Agreement. These buyer instructions detail the net proceeds amount due to the seller and the amount of commissions and fees to be sent to INX Securities. Evolve then processes these transfers.”

Once the asset and funds transfers described above are completed, the settlement process and trade are deemed complete.

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

The INX Token

We developed the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, which was offered to the public from August 20, 2021 to April 22, 2021. For more information regarding the initial offering of the INX Tokens with the SEC, see “Item 4, Part A – Information on the Company - History and Development of the Company – The Token Offering.”

The INX Token operates on the ERC-1404 blockchain standard, a modified version of ERC-20 that introduces two additional functions:

1. Detect Transfer Restrictions: This feature allows for the identification of transfer restrictions, providing enhanced security and compliance; and

2. Human-Readable Error Messages: ERC-1404 enhances user experience by offering clear and understandable error messages when a transfer is likely to fail.

Furthermore, ERC-1404’s compatibility with existing wallets and exchanges designed for ERC-20 simplifies integration, making it convenient for a wide range of users and platforms.

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

The INX Contract Audit was intended to evaluate security-related issues, code quality, adherence to specification and best practices and it includes a manual review of code and a comparison to specifications of the code. Quantstamp reviewed the INX Token smart contract for vulnerabilities related to transaction-ordering dependence, timestamp dependence, mishandled exceptions and call stack limits, reentrancy and cross-function vulnerabilities, logical oversights, access control, code clones, functionality duplication, gas usage and arbitrary token minting. The INX Contract Audit is not an endorsement of the reliability or effectiveness of the INX Token smart contract, but rather it is limited to an assessment of its logic and implementation.

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

Holders of INX Tokens are entitled to receive an annual pro rata distribution of 40% of the Company’s cumulative net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (“Adjusted Operating Cash Flow”). INX’s profit share model makes these INX Token holders beneficiaries of the growth and success of INX’s business.

The distribution is calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution is based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2023, cumulative Adjusted Operating Cash Flow was negative $64.5 million. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of the Company’s cumulative Adjusted Operating Cash Flow is not self-executing and requires the approval of the Company’s financial statements and calculation of such distributions in good faith by the Company’s Board of Directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of the Company. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in ether which will be transferred to the INX Token holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the Token Offering).

In addition, holders of INX Tokens will be entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX trading platform, INX.One, provided that they hold INX Tokens. Discounts will be granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens. The Company does not currently accept INX Tokens as payment for its services.

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

Competition

We face intense competition in the blockchain asset trading market on a global level. As of March 1, 2024, top blockchain asset trading platforms, based on USD daily trading volume, include Binance, Upbit, OKX, Coinbase, and Bybit.

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

For example, in January 2019, t0.com, Inc. announced that its security token trading platform was operational and began trading tZERO token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans to seek SEC approval to operate trading platforms for trading blockchain assets that are securities, and on April 14, 2021, Coinbase listed its shares on the Nasdaq stock exchange. In September 2021, Securitize Markets launched secondary trading for digital securities. In May 2023, Prometheum Ember Capital announced it had been approved by the Financial Industry Regulatory Authority to operate as a special purpose broker dealer for digital asset securities.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Regulation of our Trading Solution

We have registered INX Digital with FinCEN as a federal money service business. In addition, as of March 2, 2024, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

INXS was accredited by FINRA as a registered broker-dealer and by the SEC as a recognized alternative trading system.

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

In December 2021 the SEC filed an action against Ripple Labs Inc. and two of its executives, who are also significant security holders, alleging that they illegally sold a cryptocurrency, XPR and raised over $1.3 billion through an unregistered, ongoing digital asset securities offering.

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

In December of last 2022, the SEC filed a complaint against Thor Technologies for the sale of its Thor tokens as unregistered securities from its 2018 ICO. The SEC highlighted in its complaint that the Thor tokens were marketed as an investment, and Thor did not give proper disclosures to investors regarding its financial condition and ability to generate profits.

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

In July 2022, the SEC filed a complaint against Coinbase Global, Inc., employee and two others alleging insider trading in violation of the federal securities laws. In its complaint, the SEC points to nine different crypto assets and alleges that these are all “crypto asset securities.”

In June 2023, the SEC filed a complaint against Coinbase Global, Inc., claiming that it was operating an unlawful securities exchange, clearing agency, and broker. In June 2023, the SEC also filed a complaint against Binance, its U.S. affiliate, and founder Changpeng Zhao, alleging several securities violations.

In November 2023, the SEC filed a complaint against Kraken, alleging it was operating as an unregistered securities exchange, broker, dealer, and clearing agency, in violation of the Securities Act of 1934.

The SEC continues to focus on the cryptocurrency industry, and we expect digital asset regulation to remain a priority in the near future. The SEC’s Division of Enforcement nearly doubled the size of its Crypto Assets and Cyber Unit last year, allocating more resources to enforcement in the crypto markets.

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

The CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. In late 2022, CFTC Chair Rostin Behnam has requested “clear authority to impose the CFTC’s traditional regulatory regime over the digital asset commodity market.” Earlier this year, bipartisan legislators in the U.S. Congress introduced competing bills that would each establish a crypto market intermediary registration regime overseen by the CFTC. After recent crypto market events, a comprehensive crypto bill that expands the CFTC’s jurisdiction may see broad support and if passed, would impact the Company.

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

Additionally, newly introduced European regulations establish the foundation for a new regulatory framework governing crypto assets within the EU. MiCA entered into force in 2023 and creates one of the most encompassing regulatory regimes designed to provide legal clarity and certainty for crypto-asset issuers, crypto-asset providers and crypto-assets not covered by existing financial services legislation. MiCA covers transparency and disclosure requirements for the issuing, offering to the public and admitting of crypto-assets to a trading platform; the authorization and supervision of crypto-asset service providers and issuers of asset-referenced and electronic money tokens; the operation, organization and governance of the issuers and crypto-asset service providers; protection for holders of crypto-assets and clients of service providers; measures to prevent insider dealing, unlawful disclosure of inside information and market manipulation. MiCA will apply starting on December 30, 2024, however, rules on asset-referenced tokens and e-money tokens apply starting on June 30, 2024, and are expected to impact any operations in the European Union. The new Regulation on the Traceability of Transfers of Funds (“TFR”) will apply as of December 2024 and provides for the traceability of crypto-assets transfers and the authentication of users, aligning with FATF standards.

MiCA is part of a broader E.U. digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (“DORA”) which will apply as of January 2025; and the DLT Pilot Regime which has started applying since March 2023 and provides, amongst others, a legal framework for trading and settlement of transactions in crypto-assets that qualify as financial instruments under MiFID II.

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

European Regulation

The extension of anti-money laundering requirements to certain crypto-related activities by the European Union’s Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes in different E.U. Member States. In addition, the European Council and European Parliament have recently reached a provisional agreement on parts of the European anti-money laundering (AML) package, bringing new rules on anti-money laundering one step closer in the legislative process. The aim of the AML package is to update the EU AML framework and tackle the evolving landscape of money laundering practices within the EU.

Additionally, newly introduced European regulations establish the foundation for a new regulatory framework governing crypto assets within the EU. MiCA entered into force in 2023 and creates one of the most encompassing regulatory regimes designed to provide legal clarity and certainty for crypto-asset issuers, crypto-asset providers and crypto-assets not covered by existing financial services legislation. MiCA covers transparency and disclosure requirements for the issuing, offering to the public and admitting of crypto-assets to a trading platform; the authorization and supervision of crypto-asset service providers and issuers of asset-referenced and electronic money tokens; the operation, organization and governance of the issuers and crypto-asset service providers; protection for holders of crypto-assets and clients of service providers; measures to prevent insider dealing, unlawful disclosure of inside information and market manipulation. MiCA will apply starting on December 30, 2024, however, rules on asset-referenced tokens and e-money tokens apply starting on June 30, 2024, and are expected to impact any operations in the European Union. The new Regulation on the Traceability of Transfers of Funds (“TFR”) will apply as of December 2024 and provides for the traceability of crypto-assets transfers and the authentication of users, aligning with FATF standards.

MiCA is part of a broader E.U. digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (“DORA”) which will apply as of January 2025; and the DLT Pilot Regime which has started applying since March 2023 and provides, amongst others, a legal framework for trading and settlement of transactions in crypto-assets that qualify as financial instruments under MiFID II.

United Kingdom

In October 2022, the House of Commons voted to give HM Treasury (HMT) the power to make crypto assets a regulated financial instrument. The vote clarified that ‘Digital Settlement Assets’ can be brought within the scope of the existing provisions of the Financial Services and Markets Act 2000 (FSMA).

The Financial Services and Markets Act of 2023 (FSMA 2023) became effective on June 29, 2023. It gives the government of the United Kingdom the authority to specify which cryptocurrency activities fall under the FSMA and to specify what activities fall under the Designated Activities Regime (DAR). FSMA 2023 also grants the authority to establish a regulatory regime for digital settlement assets (DSA), also known as stablecoins, for payment activities.

Japan

In June 2023, the Japanese government introduced new notification obligations (travel rule) regarding crypto-assets and electronic payment instruments providing Japanese authorities with additional monitoring capabilities to track virtual currency transfers.

Crypto-asset Exchange Service Providers and Electronic Payment Instrument Exchange Service Providers (collectively referred to as “VASPs”) have to submit information on originators and beneficiaries at the time of transfer of crypto-assets or electronic payment instruments, to make it possible to trace transaction flows.

In a recent update, Japan limited the scope of the travel rule to transfers to foreign VASPs located in jurisdictions that have regulations equivalent to the travel rule requirements in Japan.

To date, we have treated, and we anticipate continuing to treat, the INX Tokens as securities under the laws of all foreign jurisdictions.

C. Organizational Structure.

Parent

TIDCI, the current sole shareholder of the Company, was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on August 22, 2018, as evidenced by a Certificate of Incorporation issued pursuant to the provisions of the BCBCA under the name “Valdy Investments Ltd.”

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

TIDCI has obtained a final approval from the Cboe Canada exchange (“Cboe CA”) to list the Valdy Shares on Cboe CA under the symbol “INXD” upon fulfilling all listing requirements of Cboe CA and as of January 24, 2022, the shares of TIDCI started trading on Cboe CA under such symbol. Also, on July 28, 2022, TIDCI received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, also being eligible to be cleared and settled by the Depository Trust Company.

List of Subsidiaries

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage
INX Digital, Inc.	United States (Delaware)	100%
INX Services, Inc.	United States (Delaware)	100%
INX Solutions Limited	Gibraltar	100%
Midgard Technologies Ltd.	Israel	100%
INX Securities, LLC	United States (Pennsylvania)	100%
I.L.S. Brokers Ltd.	Israel	100%
INX Digital Assets UK Limited	UK	100%
INX Transfer Agent LLC	United States (Delaware)	100%
INX EU Ltd.	Cyprus	100%
NABATECH SA	Switzerland	33%

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

Nature of Operations

The Company was incorporated on November 27, 2017, and through its subsidiaries, is engaged in the operation and ongoing development of an integrated and regulated solution for trading of blockchain assets on a digital asset and security token trading platform called INX.One. The Company also provides other services and products related to the trading of blockchain assets.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

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

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. The Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors of it determines that the Company has net cash balances sufficient to fund less than nine months of its operations. The Company intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2023, the Company held approximately 64.4 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected to be paid on April 30, 2024.

We offer holders of INX Tokens an entitlement to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Results of Operations for the year ended December 31, 2023

Income

The main source of our revenue includes brokerage fees earned by facilitating foreign currency exchange (“FX”) transactions for banks and financial institutions, as well as trading and transaction fees earned from providing digital assets and security tokens trading platforms to our customers.

During the year ended December 31, 2023, the Company generated $5.6 million in total income, consisting of brokerage fees related to our FX business of $4.9 million, as well as transaction and trading fees of $0.4 million and net gain on digital assets utilized in operations of $0.2 million related to our security token and digital asset business.

Brokerage fee revenue

Brokerage fees related to our FX business represent a significant portion of total revenue for the year ended December 31, 2023, and are based on the notional amounts traded. Brokerage fees revenue consists of brokerage fees generated by our subsidiary ILSB, based in the State of Israel, from trading in foreign exchange markets with global forex dealers and banks. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction.

During the year ended December 31, 2023, we earned brokerage fees of $4.9 million, compared to $3.6 million in 2022. The 2022 to 2023 increase in brokerage revenue is primarily driven by a higher trading volume transacted during the year and increased volatility in global currency markets relative to the New Israeli Shekel (NIS).

Transaction fee revenue

Transaction fees on security tokens and digital assets represent our second main source of revenue. They are based on the amounts transacted by our customers in security tokens and digital assets on the INX.One platform and consist of trading and transaction fees. Transaction fees are either fixed or are based on the amount of the transaction. Transaction fees based on the amount traded are charged as a percentage of digital assets received by the buyer and a percentage of consideration paid by the seller in each trade, which could be denominated in fiat or in a digital asset. Transaction fees for our trading platform are published and updated from time to time on our website available at https://www.inx.co/. Fee revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume on INX.One.

The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure its performance. During the years ended December 31, 2023, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.4, while the total notional amount traded on the platform was $48.0 million.

Service revenue

Service revenue includes fees from technology consultation and advisory, as well as listing services offered by the Company under written agreements.

In late 2022, we launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INXS. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer. Revenue from this activity was not significant in 2023.

In addition, in 2023, we entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally based in Switzerland, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. Both parties agreed to join their expertise to develop central bank digital currency solutions. We provide blockchain technology support and advisory services to Nabatech and earn revenue based on time and resources dedicated to the development project. During the year ended December 31, 2023, we recognized service revenue and cost of sales of $1 million and $1 million, respectively, for providing services to Nabatech.

Revenue from purchases and sales of digital assets

As part of our risk management and trading activities, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. During the year ended December 31, 2023, the company generated a net gain from purchases and sales of digital assets of $0.2 million. Proceeds from sales and cost of digital assets sold were $11.4 million and $11.4 million, respectively.

Total operating expenses

Operating expenses for the year ended December 31, 2023, were $22 million, and they consist of research and development, sales and marketing, general and administrative expenses, other expense, as well as the change in fair value of INX Token warrants.

−	Research and development expenses, of $3.3 million, primarily consist of costs of our technology development personnel, software and web services and other technology related expenses.

−	Sales and marketing expenses of $4.0 million primarily includes personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $13.3 million, mainly include the cost of personnel, compliance and legal costs, amortization of intangible assets, audit services and insurance.

−	Other expense of $1.6 million includes a loss on derivative contracts as a result of a cyber breach incident. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1.6 million.

−	Operating expenses include a gain on the change in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $0.2 million.

Gain (loss) on INX Tokens issued

Our balance sheet as of December 31, 2023 includes the INX Token liability of $54.1 million compared to $56.9 million as of December 31, 2022. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One trading platform. Accordingly, we elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss.

During the year ended December 31, 2023, the Company recorded an unrealized gain on INX Tokens issued of $3.8 million, compared to gain of $226 million recorded during the year ended December 31, 2022.

Net income (loss)

Our net loss from operations and net loss for the year ended December 31, 2023, was approximately $16.5 million and $12.1 million, respectively.

Total comprehensive income (loss)

Total comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). The other comprehensive income (loss) mainly includes unrealized gain (loss) on securities and investments held in our portfolio as part of our operating capital and the Reserve Fund. During the year ended December 31, 2023, we recognized $1.1 million unrealized gain on our investments. Total comprehensive loss for the year was $11 million.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights, which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale of INX Tokens (the “Adjusted Operating Cash Flow”). The distribution is based on the INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2023, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2024.

Our Adjusted Operating Cash Flow for the year ended December 31, 2023, was negative $7.8 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2023, was negative $64.5 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow as of December 31, 2023 (unaudited):

(in U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2022	$(56,679)
Less: Net cash used in operating activities in the year ended December 31, 2023	(7,781)
Less: Cumulative Adjusted Operating Cash Flow as of December 31, 2022 that formed the basis of distribution paid to INX Token holders on April 30, 2023 (there was no distribution)	-
Plus: Proceeds from INX Tokens during the year ended December 31, 2023	-
Less: Proceeds from initial sale of INX Tokens during the year ended December 31, 2023	-
Cumulative Adjusted Operating Cash Flow as of December 31, 2023	$(64,460)

Results of Operations for the year ended December 31, 2022

Income

The Company generated $4.3 million in total income during the year ended December 31, 2022, consisting of $3.6 million in revenue from brokerage fees related to our FX business, and $0.9 from transaction and trading fees as well as net loss on digital assets utilized in operations of $0.2 million related to our security token and digital assets business.

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries, ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction. Revenues from brokerage services are recorded on the date the service is provided or the operation is carried out, and are based on notional amounts traded. During the year ended December 31, 2022, we earned brokerage fees of $3.6 million.

Transaction fees

Transaction fee revenue consists of transaction and trading fees earned on transactions in security tokens and digital assets on our INX.One platform. Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction fees based on the amount traded are charged as a percentage of digital assets received by the buyer and a percentage of consideration paid by the seller in each trade, which could be denominated in fiat or in a digital asset. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume on the INX.One platform.

During the years ended December 31, 2022, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.9, while the total notional amount traded on the platform was $133.5 million.

Revenue from purchases and sales of digital assets

As part of our risk management and trading activities, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. During the year ended December 31, 2022, the Company incurred a net loss from purchases and sales of digital assets of $0.2 million. Proceeds from sale of digital assets and cost of digital assets sold were $8.7 million and $8.7 million, respectively, and a loss from the decrease in fair value of digital assets held was $0.2.

Total operating expenses

Operating expenses for the year ended December 31, 2022, were $19.0 million, and they consist of research and development, sales and marketing and general and administrative expenses, net of gain from the decrease in fair value of INX Token warrants issued to employees and service providers.

−	Research and development expenses, of $5.3 million, include the cost of development of our trading platform and primarily consist of costs of our technology research and development personnel and other technology development related expenses.

−	Sales and marketing expenses of $6.5 million primarily consist of personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $15.5 million, mainly include the cost of personnel, compliance and legal costs, software and technology infrastructure, audit services and insurance.

−	Operating expenses also include a decrease in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $8.3 million, which is recorded as a gain.

Net income (loss)

Our loss from operations for the year ended December 31, 2022 was $14.7 million. The net income for the year then ended was approximately $211.3 million, which includes an unrealized gain on INX Tokens issued of $226 million.

Total comprehensive income (loss)

Total comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). The other comprehensive income (loss) mainly includes unrealized gain (loss) on securities and investments held in our portfolio as part of our operating capital and the Reserve Fund. During the year ended December 31, 2022, we recognized $1.4 million unrealized loss on our investments. Total comprehensive loss for the year was $209.9 million.

Adjusted Operating Cash Flow

Our Adjusted Operating Cash Flow for the year ended December 31, 2022 was approximately negative $22.3 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2022 was approximately negative $56.7 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow as of December 31, 2022 (unaudited):

(in U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(34,374)
Less: Net cash used in operating activities in the year ended December 31, 2022	(22,305)
Less: Cumulative Adjusted Operating Cash Flow as of December 31, 2022 that formed the basis of distribution paid to INX Token holders on April 30, 2022 (there was no distribution)	-
Plus: Proceeds from INX Tokens in the year ended December 31, 2022	-
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2022	-
Cumulative Adjusted Operating Cash Flow as of December 31, 2022	(56,679)

Results of Operations for the year ended December 31, 2021

Revenues

The Company generated $2.5 million in revenue during the year ended December 31, 2021, consisting of $2.3 million in revenue from brokerage fees related to our FX business and $0.3 million from transaction and trading fees related to our digital asset and security token business.

Total operating expenses

Operating expenses for the year ended December 31, 2021 were $56 million and they mainly consist of research and development, sales and marketing, and general and administrative expenses.

−	Research and development expenses, of $3.9 million, primarily includes costs of our research and development personnel and other development-related expenses.

−	Sales and marketing expenses of $6.4 million, are primarily comprised of personnel costs and marketing costs incurred in connection with our initial public offering.

−	General and administrative expenses, of $33.1 million, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to our initial public offering.

−	Operating expenses include an increase in fair value of the INX Token warrant liability for warrants granted to employees and service providers of $12.6 million, which is recorded as a loss.

Net Loss

Our net loss from operations for the year ended December 31, 2021 is $53.5 million. Our net loss for the year then ended was approximately $215.2 million, and includes an unrealized loss on INX Tokens issued of $161.2 million.

Adjusted Operating Cash Flow

Our Adjusted Operating Cash Flow for the year ended December 31, 2021 was negative $22.0 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2021 was negative $34.4 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow as of December 31, 2021 (unaudited):

(in U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419)
Less: Net cash used in operating activities in the year ended December 31, 2021	(21,955)
Less: Cumulative Adjusted Operating Cash Flow as of December 31, 2019 that formed the basis of distribution paid to INX Token holders on April 30, 2021 (there was no distribution)	-
Plus: Proceeds from INX Tokens in the year ended December 31, 2021	81,340
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2021	(81,340)
Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(34,374)

Comparison of operating results for the year ended December 31, 2023 and 2022

The following table presents an overview of our results of operations for years ended December 31, 2023 and 2022:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31
	2023	2022
Revenue
Transaction and brokerage fees	$5,345	$4,495

Service revenue	976	-
Cost of services	(976)	-
Gross profit on service revenue	-	-

Sales of digital assets	11,380	8,724
Cost of digital assets	(11,380)	(8,758)
Change in revaluation of digital assets	235	(188)
Net gain (loss) on digital assets	235	(222)

Total income	5,580	4,273

Operating income (expenses):
Research and development	(3,319)	(5,306)
Sales and marketing	(4,006)	(6,512)
General and administrative	(13,316)	(15,450)
Other expense	(1,618)	-
Change in fair value of INX Token warrant liability	204	8,294
Total operating expenses	(22,055)	(18,974)

Loss from operations	(16,475)	(14,701)

Unrealized gain (loss) on INX Tokens issued	3,775	226,044
Finance income	1,696	787
Financial expenses	(255)	(677)
Loss on investment in associate	(591)	-
Income (loss) before tax	(11,850)	211,453
Tax expenses	(205)	(119)
Net income (loss)	$(12,055)	$211,334

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	77	424
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)	1,086	(1,353)
Adjustments arising from translating financial statements from functional currency to presentation currency	(53)	(513)
Total other comprehensive income (loss)	1,110	(1,442)

Total comprehensive income (loss)	$(10,945)	$209,892
Earnings (loss) per share, basic and diluted	$(0.25)	$4.52
Weighted average number of shares outstanding, basic and diluted	47,635,875	46,767,930

Income

Brokerage fee revenue

Brokerage fees related to our FX business represent a significant portion of total revenue for both years ended December 31, 2023, and 2022 and are based on the notional amounts traded. During the year ended December 31, 2023, we earned brokerage fees of $4.9 million, compared to $3.6 million in 2022. The increase in revenue is primarily driven by a higher trading volume transacted during 2023 and the increased volatility in global currency markets relative to the New Israeli Shekel (NIS).

Transaction fee revenue

Transaction fees on security tokens and digital assets are based on the amounts transacted by our customers in security tokens and digital assets on the INX.One platform and consist of trading and transaction fees. During the years ended December 31, 2023, and 2022, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.4 and $0.9, respectively, while the total notional amount traded on the platform was $48.0 million and $133.5 million, respectively. The total trading and transaction fee revenue decreased in 2023 compared to 2022 as a result of lower volume, however, the average per transaction fee amount in 2023 increased compared to 2022, mainly due to an increase of transaction volume as a percentage of total volume, and the increased trading volume in security tokens, which are charged at a higher fee per transaction.

Service revenue

Service revenue includes fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, we entered into a service agreement with Nabatech, to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project. During the year ended December 31, 2023, the Company recognized service revenue and cost of sales of $1 million and $1 million, respectively, for providing services to Nabatech.

In late 2022, we launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INXS. Service revenue related to listings earned in 2022 and 2023 was not significant.

Revenue from purchases and sales of digital assets

As part of our risk management and liquidity providing activities, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. During the year ended December 31, 2023, the company generated a net gain from purchases and sales of digital assets of $0.2 million, compared to a net loss of $0.2 million incurred during 2022. We maintained a hedged portfolio seeking to minimize market risk exposure while holding open positions. Gains and losses related to this activity are mainly due to fluctuating market conditions.

Operating Expenses

Research and development expenses

We incurred $3.3 million in research and development expenses for the year ended December 31, 2023, compared to $5.3 million for the year ended December 31, 2022. Research and Development expenses decreased by $2 million from 2022 to 2023. This decrease was primarily driven by a decrease of $2.6 million in personnel cost, which was offset by the increase in share-based and token-based compensation expense of $0.4 million, and an increase in software and web services related to development services of $0.2 million.

Sales and marketing expenses

We incurred $4 million in sales and marketing expenses for the year ended December 31, 2023, compared to $6.5 million for the year ended December 31, 2022. Sales and marketing expenses decreased by $2.5 million from 2022 to 2023. This decrease was mainly driven by decreases in marketing campaigns of $1.1 million, customer support and personnel cost of $0.4 million, share-based compensation of $0.6 million, online marketing of $0.2 million, and a token-based compensation expense of $0.2 million.

General and administrative expenses

We incurred $13.3 million in general and administrative expenses during the year ended December 31, 2023, compared to $15.5 million for the year ended December 31, 2022. The decrease of $2.2 million was mainly driven by decreases related to personnel cost of $1.3 million, legal costs of $0.7 million, compliance and registration costs of $0.5 million, amortization of intangible assets of $0.4 million, INX Token-based compensation expense of $0.4 million, software and web services of $0.3 million, depreciation of $0.2 million, and other administrative costs of $0.4 million. These decreases are offset by increases related to share-based compensation of $1.8 million, and financial and audit expenses of $0.2 million.

Change in fair value of INX Tokens and INX Token warrants

Our balance sheet as of December 31, 2023 includes the INX Token liability of $54.1 million compared to $56.9 million as of December 31, 2022. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2023 and 2022, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 14 in the audited consolidated financial statements).

In addition, we may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of December 31, 2023 and December 31, 2022 the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is 5,574,292 and 6,972,192, respectively. The INX Token warrant liability of $1.2 million and $1.6 million at December 31, 2023 and 2022, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 15 in the financial statements).

Changes in fair value of the liabilities noted above are recorded through profit and loss in our consolidated statement of comprehensive income (loss). During the year ended December 31, 2023, the fair value of INX Tokens and INX Token warrants issued decreased, and is recorded as an unrealized gain in the statement of comprehensive income (loss) of $3.8 million and $0.2 million, respectively.

INX Token Valuation

The fair value of each INX Token as of December 31, 2023 and 2022, was $0.40 and $0.43, respectively.

Net income (loss)

Net loss for the year ended December 31, 2023, was $12.1 million compared to net income of $211.3 million for the year ended December 31, 2022, a decrease of $223.4 million. A substantial portion of this decrease is attributable to a decrease in the unrealized gain related to the change in fair value of INX Tokens and INX Token warrants issued, of $222.3 million and $8.1 million, respectively, which is recorded through profit and loss. The decrease in unrealized gain was offset by a decrease in research and development, sales and marketing, and general and administrative expenses of $6.6 million.

Total comprehensive income (loss)

Total comprehensive loss for the year ended December 31, 2023 was $11 million compared to total comprehensive income of $209.9 million for the year ended December 31, 2022, a decrease of $220.9 million. A substantial portion of this decrease is attributable to the change in the fair value of liabilities related to INX Tokens issued, which are recorded through profit or loss

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2023, was negative $7.8 million, compared to negative $22.3 million during the year ended December 31, 2022. The 2022 to 2023 decrease in cash outflows from operations of $14.5 million is mainly due to an increase in brokerage fee revenue of $1.3 million, an increase in interest income earned of $1 million, a decrease in our operating expenses of $6.6 million, a net decrease in digital assets inventory and related derivative assets of $5.5 million.

Comparison of years ended December 31, 2021 and 2022

The following table presents an overview of our results of operations for years ended December 31, 2021 and 2022:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31
	2022	2021
Revenue
Transaction and brokerage fees	$4,495	$2,544

Sales of digital assets	8,724	-
Cost of digital assets	(8,758)	-
Change in revaluation of digital assets	(188)	-
Net gain (loss) on digital assets	(222)	-

Total income	4,273	2,544

Operating (expenses) income
Research and development	(5,306)	(3,849)
Sales and marketing	(6,512)	(6,411)
General and administrative	(15,450)	(33,136)
Change in fair value of INX Token warrant liability	8,294	(12,626)
Total operating expenses	(18,974)	(56,022)

Loss from operations	(14,701)	(53,478)

Unrealized gain (loss) on INX Tokens issued	226,044	(161,173)
Finance income	787	-
Financial expenses	(677)	(427)
Income (loss) before tax	211,453	(215,078)
Tax expenses	(119)	(157)
Net income (loss)	$211,334	$(215,235)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	424	-
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)	(1,353)	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(513)	188
Total other comprehensive income (loss)	(1,442)	188

Total comprehensive income (loss)	$209,892	$(215,047)
Earnings (loss) per share, basic and diluted	$4.52	$(14.30)

Weighted average number of shares outstanding, basic and diluted	46,767,930	15,048,576

Income

Brokerage fee revenue

Brokerage fees related to our FX business represent a significant portion of total revenues for both years ended December 31, 2021, and 2022 and are based on the notional amounts traded. During the years ended December 31, 2022, and 2021, our subsidiary ILSB earned brokerage fees of $3.6 million in 2022 compared to $2.3 million in 2021. The 2021 to 202 increase is primarily related to the fact that the 2021 revenue is for the period from June 9, 2021, the date of the acquisition of our FX business by the Company, to December 31, 2021, while the 2022 revenue is for the whole calendar year.

Transaction fee revenue

Trading and transaction fees on security tokens and digital assets represent our second main source of revenue. Trading fees are based on the amount traded by our customers. Transaction fees are either fixed or are based on the amount of the transaction. The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure performance. During the years ended December 31, 2022, and 2021, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.7 million and $0.3 million, respectively. The transaction fee revenue for 2022 increased compared to 2021 mainly due to the increase in the trading volume on the INX.One platform.

Revenue from purchases and sales of digital assets

Net loss on digital assets utilized in operations of $0.2 million included gross sales of $8.7 million, less cost of digital assets of $8.7 million, less the loss on the change in fair value of $0.2 million, which mainly relates to liquidity providing and risk management activity initiated during 2022 by one of the subsidiaries.

Operating Expenses

 Research and development expenses

We incurred $5.3 million in research and development expenses for the year ended December 31, 2022, compared to $3.9 million for the year ended December 31, 2021. Research and Development expenses increased by $1.4 million for the year ended December 31, 2022 compared to 2021. This increase was primarily driven by an increase of $2.7 million in personnel cost and cost related to the development of our trading platform, which is offset by the decrease in share-based compensation expense of $1.1 million.

Sales and marketing expenses

We incurred $6.5 million in sales and marketing expenses during the year ended December 31, 2022, compared to $6.4 million for the year ended December 31, 2021. Sales and marketing expenses increased by $0.1 million for the year ended December 31, 2022 compared to 2021. This net increase was primarily driven by a decrease in share-based compensation expenses of $1.1 million, which is offset by increases in token-based compensation of $0.3 million, personnel costs of $0.5 million, other marketing costs of $0.3 million and customer support expenses of $0.1 million.

General and administrative expenses

We incurred $15.5 million in general and administrative expenses during the year ended December 31, 2022, compared to $33.1 million for the year ended December 31, 2021, a decrease of $17.6 million, primarily driven by a decrease in share-based and token-based compensation expense of $7.6 million and $6.0 million, respectively, a decrease in IPO related costs of $5.2 million, and $1.5 million decrease related to compliance and registration fees. The decrease offsets an increase in personnel costs of $0.8 million, an increase in amortization expense of $0.6 million, an increase in right-of-asset depreciation of $0.4 million, an increase in software and technology of $0.3 million, and an increase in other operation costs of $0.6 million.

Change in fair value of INX Token and INX Token warrants

Our consolidated balance sheet as of December 31, 2022 includes the INX Token liability of $56.9 million compared to $282.6 million as of December 31, 2021. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2022 and 2021, we measured the INX Token at fair value based on the closing market price of the INX Token.

Also, as of December 31, 2022 and 2021, the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is 6,972,192 and 5,660,861, respectively. The INX Token warrant liability of $1.6 million and $9.8 million at December 31, 2022 and 2021, respectively, is presented at fair value.

Changes in fair value of the liabilities noted above are recorded through profit or loss in our consolidated statements of comprehensive income (loss). During the year ended December 31, 2022, the fair value of INX Tokens and INX Token warrants issued decreased by $226 million and $8.2 million, respectively, which is recorded as a gain in the statement of comprehensive income (loss).

INX Token Valuation

The fair value of each INX Token as of December 31, 2022 and 2021, was $0.43 and $2.20, respectively.

Net income (loss)

Net income for the year ended December 31, 2022, was $211.3 million compared to net loss of $215.2 million, for the year ended December 31, 2021, an increase of $426.5 million. A substantial portion of this increase, specifically $387.2 and $20.1 million, is attributable to the change in the fair value of the liabilities related to INX Tokens and INX Token warrants, respectively, from December 31, 2021 to 2022.

Total comprehensive income (loss)

Total comprehensive income for the year ended December 31, 2022, was $209.9 million compared to total comprehensive loss of $215.1 million, for year ended December 31, 2021, an increase of $425.0 million. A substantial portion of this increase is attributable to the change in the fair value of liabilities related to INX Tokens issued, which are recorded through profit or loss.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2022, was negative $22.3, compared to an Adjusted Operating Cash Flow of negative $22.0 million for the year ended December 31, 2021, an increase in cash outflows from operations of $0.3 million due to an increase in our loss from operations.

Key Business Metrics

Security Token and Digital Asset Business

For our security token and digital assets business, we use the following key business metrics to evaluate our business, measure performance and make strategic decisions:

	Years ended December 31 (unaudited)
	2023	2022	2021
Number of Verified Accounts	5,946	30,584	23,856
Trading Volume	$47,947,000	$133,469,000	$117,310,000
Customer Assets on Platform	$3,242,000	$2,609,000	$4,270,000

We define “Verified Accounts” as all retail and institutional customers that have registered and successfully onboarded onto our platform and have established an account during the applicable period of measurement. Verified Users are an indication of our growth. These customers have demonstrated an interest in our platform or direct intent to invest and transact in security tokens and digital assets. Number of Verified Accounts represents our customer acquisition pace. Verified Accounts may overstate the number of unique customers who have established an account on our platform as one customer may register for, and use, multiple accounts.

We define “Trading Volume” as the total U.S. dollar equivalent value of spot matched trades transacted by buyers and sellers on our platform during the applicable period of measurement. Trading Volume represents the product of the quantity of asset transacted and the trade price at the time the transaction was executed. As trading activity directly impacts transaction revenue, we believe this measure is a reflection of liquidity on our order books, trading health, and the underlying growth of the digital asset economy. Generally, Trading Volume on our platform is primarily influenced by the price of security tokens and digital assets, price volatility and macroeconomic conditions.

We define “Customer Assets on Platform” as the aggregate of customer owned digital assets and fiat balances, set forth on our consolidated balance sheet under Customer Funds.

The value of Assets on Platform is driven by three factors: the price, quantity, and type of digital asset or security token held by customers on our platform. Changes in the price and quantity or type of digital asset or security token held on our platform, can result in the increase or decrease in assets on the platform in a particular period.

FX Business

For our FX business, we use the total notional amount traded to evaluate this business, measure its performance, and make strategic decisions. During the year ended December 31, 2023, our subsidiary ILSB traded a total notional amount of approximately $137.4 billion, compared to $88.7 billion in 2022 and 86.7 billion in 2021.

B. Liquidity and Capital Resources.

Capital resources

Our consolidated financial statements as of December 31, 2023 have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of our significant expenditures and financial commitments.

As of December 31, 2023 and 2022, our operating capital of $26.3 million and $29.5 million, respectively, is held in cash and cash equivalents, U.S. Treasury securities, marketable corporate bonds and other investments as follows:

(U.S. Dollars in thousands)

	December 31, 2023	December 31, 2022

Cash and cash equivalents	$12,572	$19,781

Short-term investments
U.S. Treasury securities	4,604	3,444
Corporate bonds – marketable investments	5,889	1,589
Total short-term investments	$10,493	$5,033

Long-term investments
Corporate bonds – marketable investments	403	4,254
Investments in private equity	490	400
Total long-term investments	$893	$4,254

Total capital	$23,958	$29,468

Reserve Fund (otherwise referred to as Cash Fund)

As of December 31, 2022, INX had segregated $36 million as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1.6 million. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34.4 million.

The Reserve Fund consists of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

(U.S. Dollars in thousands)

	December 31, 2023	December 31, 2022
Cash and cash equivalents	16,522	5,824

Short-term investments
U.S. Treasury securities	986	6,141
Corporate bonds – marketable investments	15,996	12,332
Total short-term investments	16,982	18,473

Long-term investments
U.S. Treasury securities	901	474
Corporate bonds – marketable investments	-	11,252
Total long-term investments	901	11,726

Total Reserve Fund	34,405	36,023

Digital assets

As of December 31, 2023 and 2022, we held approximately $1 million and $2.6 million, respectively, of digital assets for operating purposes.

Coin Symbol	December 31, 2023	December 31, 2022

USDC	$453	$463
BTC	354	546
ETH	86	503
USDT	23	684
LTC	15	109
ZEC	3	51
UNI	-	44
AAVE	-	31
COMP	-	31
CRV	-	29
MATIC	-	28
Other	15	78
Total digital assets	$949	$2,597

Material cash commitments and contractual obligations

As of December 31, 2023 and 2022, we have the following short and long-term cash commitments and contractual obligations:

(U.S. Dollars in thousands)

	December 31, 2023	December 31, 2022
Current liabilities
Accounts payable and accrued expenses	2,900	2,298
Funds due to customers	3,242	2,609
Lease liability	390	519
Deferred revenue	85	-
Total current liabilities	6,617	5,426

Non-current liabilities
Provision for loss on investment in associate	597	-
Lease liability	479	868
Total non-current liabilities	1,076	868
Total	7,693	6,294

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating capital

To date, although we have generated brokerage fee revenue through ILSB as well as trading and transaction fees earned on our security token and digital assets business offered by INXS and INXD, we have mainly financed our operations through equity investments made by our Parent Company shareholders, the INX Token Offering in the US and the Valdy Transaction in Canada.

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

In accordance with IFRS, in preparing our consolidated financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of net revenues and expenses during the reported period. We develop and periodically change these estimates and assumptions based on historical experience and on various other factors that we believe are reasonable under the applicable circumstances. Actual results may differ from these estimates.

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. We are required to make significant assumptions and judgments as to applicable accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Financial liabilities at fair value through profit or loss - INX Token liability:

Based on the terms of the INX Token, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transaction fees on the INX.One trading platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

Our obligation to make a pro rata distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected, in accordance with IFRS 9, to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token liability and the INX Token warrant liability are re-measured to fair value at the end of each reporting period.

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. The change in fair value of the INX Token liability is included in profit or loss.

Should the INX Token be used to pay for services provided by INX, revenue would be recognized and the respective portion of the INX Token liability would be derecognized. Additionally, the fair value of INX Tokens issued in consideration for services provided to the Company would be recognized as compensation expense when services are provided.

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

Impairment of goodwill

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

Revenue recognition

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

Transaction fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on a net basis. The Company’s service is comprised of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Transaction fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, promised services are transferred to the customer and the customer obtains control. Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out. Relevant to brokerage and transaction fees, contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, these contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Service revenue represents fees for technology consultation and advisory, as well as listing services performed by the Company under written agreements and is recognized upon the delivery of promised goods or services to the customer and when Company’s performance obligation to the customer is satisfied. The revenue is recognized in an amount that reflects the fair value of the consideration to which the Company expects to be entitled to, upon completion of the Company’s performance obligation for those services, as stated in the contract. As of December 31, 2023, the Company received payments prior to the completion of its performance obligation under contracts with customers, which are recognized as deferred revenue.

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information relating to our executive officers and board members, including their ages, as of April 10, 2024. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

Name	Age	Position
Shy Datika	55	Director, President & CEO
Itai Avneri	50	Deputy CEO & Chief Operating Officer
Maia Naor	40	Chief Product Officer
Alan Silbert	51	Director; Chief Executive Officer of North America
Paz Diamant	55	Chief Technology Officer
Renata Szkoda	47	Chief Financial Officer
Vlad Uchenik	54	Chief Compliance Officer; Chief Executive Officer of INXS
David Weild (1)	67	Independent Director
Nicholas Thadaney (1) (2)(3)	55	Independent Director
Thomas Lewis (1) (2)(3)	71	Independent Director
Hilary Kramer (2)(3)	60	Independent Director
Demetra Kalogerou	55	Independent Director

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with a specified defined period of term.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

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

Mr. Itai Avneri has served as our Deputy CEO since March 2022 and our Chief Operating Officer since January 2021. Mr. Avneri brings over 20 years of executive management experience into this role. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of anyoption, and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has served on the advisory boards of various enterprises and startups. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Ms. Maia Naor has served as our Chief Product Officer and has been with the Company since its founding. Ms. Naor has over ten years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Alan Silbert has served as our Secretary and our Chief Executive Officer of North America since April 2021. Mr. Silbert has also been a member of the board of directors since March 2018. He joined the Company in March 2018 as Executive Managing Director. He has over 27 years of experience in the financial services industry. Mr. Silbert is responsible for Company operations in North America, and his responsibilities include facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading regulatory and licensing processes. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Venture Debt teams. Prior to that, he was Senior Vice President at GE Capital and Vice President at Merrill Lynch Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

Mr. Paz Diamant has served as our Chief Technology Officer since July 2021. Mr. Diamant has more than 26 years of experience in the banking and financial technology industry. From November 2013 to January 2021, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

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

Mr. Vlad Uchenik is Chief Compliance Officer for the INX Trading Solutions group of companies and the Chief Executive Officer of INXS. Mr. Uchenik has over 27 years of experience in the financial services industry. Vlad is currently CEO and CCO for INXS (formerly Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks), and has been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ’40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

Mr. David Weild has been an independent director of the Company since April 2018. He is the founder, chairman and chief executive officer of Weild & Co., Inc., founded in 2012, and parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman at Nasdaq, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University. Mr. Weild currently serves on the boards of Scopus BioPharma, INX, LTD and recently joined the board of the charity Dignity Beyond Borders which creates safe and inclusive global communities for survivors of traumatic loss. Mr. Weild has served as a director of BioSig Technologies, Inc. from May 2015 until February 2024 and previously served on the board of PAVmed. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity Tuesday’s Children. He became chairman emeritus in late 2016. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, regulatory, legislative and small company expertise to our Board gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, the Organization for Economic Co-operation and Development and the G-20 on how market structure can be bettered to improve capital formation and economic growth. He is referred to as the “father” of the Jumpstart Our Business Startups Act (JOBS) based on the role he played in drafting the legislation. The Act served as the foundation for securities crowdfunding, generally solicited private placements, emerging growth company IPOs, Reg. A+ offerings, Testing the Waters, and a host of other improvements to U.S. capital markets that contribute to the growth in ecosystems that spur access to capital and drive innovation. Mr. Weild’s service at Nasdaq, his recognized expertise in capital markets including extensive experience in aiding private and public company financing, his knowledge of corporate governance and service on boards of directors, including service as an audit committee chair for a Nasdaq-listed company, will make him a well-qualified member of our board of directors.

Mr. Nicholas (Nick) Thadaney has been an independent director of the Company since July 2018. He founded Partners Capital Corp. in 2019, a firm focused on advising, co-investing and partnering with entrepreneurs and their management teams to accelerate the growth of their businesses through innovative capital and strategic solutions. Mr. Thadaney was previously President and Chief Executive Officer, Global Equity Capital Markets, and a member of the senior management team of TMX Group until February 2018. In his roles with TMX Group, Mr. Thadaney was responsible for all equity listing and trading activity across the company’s equities markets and alternative trading systems, including heading the Toronto Stock Exchange, TSX Venture Exchange, Alpha, TMX Select, and TSX Private Markets. He also oversaw TSX Trust - TMX Group’s transfer agency and corporate trust services provider. Prior to joining TMX Group in 2015, Mr. Thadaney was Chief Executive Officer of ITG Canada Corp. (now Virtu Financial) since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG’s Global Executive Committee. He joined ITG Canada as Director of Sales and Trading in 2000. Before his tenure at ITG, Mr. Thadaney was Vice-President, Business Development (Equities) at C.T. Securities Inc.(Canada Trust), which was later acquired by T.D. Securities Inc.(TD Bank) in 1999. Mr. Thadaney has been a board & committee member for a number of prominent businesses, industry associations, and registered charities, including: Bermuda Stock Exchange; CanDeal; Investment Industry Regulatory Organization of Canada (IIROC now CIRO); Investment Industry Association of Canada; JA (Junior Achievement) Canada; Mount Sinai Hospital Asset Management Industry Hold’em for Life Charity (Co-Chair); Toronto Financial Services Alliance (now Toronto Finance International); Young Presidents Organization (Ontario Chapter); and the World Federation of Exchanges SME Advisory Board. Mr. Thadaney also currently serves as a senior advisor to a number of firms and a director on the boards of Wonderfi Technologies Inc., Tetra Trust Company and Agrinam Acquisition Corporation.

Mr. Thomas K. Lewis, Jr. has been an independent director of the Company since October 2018. Mr. Lewis was the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis retired from Noble 4 Advisors in January 2021. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis has served on the advisory board of Xpansiv Limited, a global marketplace for ESG commodities, including carbon, RECs, digital fuels, and water rights, since 2021. Mr. Lewis currently serves on the board of FiùturX (June 2003 to present). Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science, and served for twelve years as a member of the Board of Trustees of the University of New Haven. He served as Chairman of the Advisory Board for Gore School of Business at Westminster College. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

Ms. Hilary Kramer has been an independent director of the Company since January 2023. Ms. Hilary Kramer is a former analyst and investment banker at Morgan Stanley and Lehman Brothers, founded and ran a long-short hedge fund, GreenTech Research LLC, and has been chief investment officer overseeing more than $5 billion of debt and equity portfolios. Ms. Kramer served as the co-head and board member of a $1.0 billion private equity fund jointly owned by Hicks, Muse that developed and invested in new programming content as well as serving on the advisory board of numerous companies including DirecTV International, Spalding and Evenflo. Ms. Kramer has served as a director to four publicly-traded companies and consults in family offices and institutions, such as Montgomery Asset Management, Freddie Mac, and families on the Forbes list of global billionaires ranging from Latin America to the Middle East. Ms. Kramer authors seven subscription-based investment newsletters and has a nationally syndicated investment radio show, Kramer’s Millionaire Maker, on the Salem Network in 140 markets. In 2021, Ms. Kramer was awarded the Gracie Award for best syndicated national radio show. She is the author of Ahead of the Curve (Simon & Schuster 2007) and The Little Book of Big Profits from Small Stocks (Wiley 2012). Her latest book, Game Changing Investing (Regnery 2021) is on the best- selling lists at “The Wall Street Journal”, “USA TODAY” and on Amazon.com. Ms. Kramer was a founding member of the Wall Street Journal Women in Business. In 2011, Ms. Kramer received the Certified Fraud Examiner (CFE) designation and has been an investigator and expert witness on compliance, board governance, executive compensation, portfolio structure and investment suitability cases. Ms. Kramer holds an MBA from the Wharton School of the University of Pennsylvania and a BA with honors from Wellesley College.

Ms. Demetra Kalogerou has been an independent director of the Company since February 2023. Mrs. Demetra also currently serves as a non-executive independent board member of the listed company Swissquote Group Holding Ltd., and of the private company Ecommbx Ltd. Ms. Kalogerou (BSc, MSc, MPhil) from September 2011 to September 2021 was the Chairwoman of CYSEC, the independent public supervisory Authority responsible for the supervision of the Capital Markets, the investment services market, all the transactions in transferable securities and other financial instruments carried in and out of the Republic of Cyprus and the collective investment and asset management sector. It also supervises firms offering administrative services as well as Crypto Exchanges only in terms of AML issues and financial terrorism. From 2011 to 2021, she participated in the board of supervisors of the European Securities and Markets Authority (ESMA). Also, from November 2012 until February 2021, she was a member of the Cyprus Public Audit Oversight Board, which has been established for the oversight of auditors and audit firms. Furthermore, from November 2019 until June 2021 Mrs. Kalogerou chaired the ad-hoc tripartite committee and she was also a member of the four-party committee concerning the investigation of the naturalization of all persons done through the CIP. Additionally from September 2013 until June 2014, Mrs. Kalogerou has been a member of the Resolution Authority, with the Minister of Finance and the Governor of Central Bank of Cyprus, which supervised the implementation of the resolution of financial institutions in Cyprus.

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

B. Compensation.

Compensation of Senior Management and Directors

Each of the Company’s independent directors is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

Compensation provided to key management personnel and directors for the years ended December 31, 2023, and 2022 and 2021 was as follows:

(U.S. Dollars in thousands)

	Year ended December 31
	2023	2022	2021

Cost of service:
Compensation and benefits	$226	$-	$-
	$226	$-	$-

Research and development:
Compensation and benefits	$234	$465	$598
Share-based compensation (*)	190	70	391
INX Token-based compensation	41	6	448
	$465	$541	$1,437

Sales and marketing:
Compensation and benefits	$-	369	$4,406
Share-based compensation (*)	-	176	2,783
INX Token-based compensation	-	298	3,878
	$-	$843	$11,067

General and administrative:
Compensation and benefits	$2,934	$2,204	$1,577
Share-based compensation (*)	1,702	543	6,883
INX Token-based compensation	396	278	2,249
	$5,032	$3,025	$10,709
Total compensation and benefits	$5,723	$4,409	$23,213

Change in fair value of INX Token and warrant liabilities	$(830)	$(20,133)	$24,673

(*)	See Note 19 Share-Based Payment to the consolidated audited financial statements as of December 31, 2023, for the description of options granted by Parent to employees of the Company that are exercisable into Common shares of Parent.

For additional information, see “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers.”

Equity Compensation Plan Information

On February 22, 2021, the Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “INX Plan”) and, on March 18, 2021, the Company’s shareholders approved the Plan. The Plan provided for grants of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. In connection with the Valdy Transaction, the INX Plan was terminated and replaced by the Parent Company Omnibus Equity Incentive Compensation Plan (the “Plan”). Upon closing of the Valdy Transaction, awards granted pursuant to the INX Plan were exchanged for equivalent awards under the Plan.

The Plan provides for grants of options to purchase the Parent Company’s common shares and restricted share units to employees, directors and service providers of the Company. The Plan includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted share units to such grantees.

Effective January 10, 2022, the completion date of the Valdy Transaction, all of our outstanding share capital is held by TIDCI. Commencing as of this completion date, share award compensation are granted to employees, directors and consultants engaged by the Company or any of its affiliates pursuant to the TIDCI Equity Incentive Plan. The Plan is used by the Company solely for grant of Token awards as described below.

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

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of TIDCI shares that may be issued pursuant to share awards under the TIDCI Equity Incentive Plan may not exceed 37,408,948 shares. Should any award for any reason expire or be canceled prior to its exercise or relinquishment in full, the share underlying to such award may again, according to the TIDCI Board’s sole and absolute discretion, be subject to an award under the TIDCI Equity Incentive Plan, provided, however, that shares that have actually been issued under the TIDCI Equity Incentive Plan shall not be returned to the TIDCI Equity Incentive Plan and shall not become available for future distribution under the TIDCI Equity Incentive Plan. The aggregate number of shares to be delivered upon the exercise of all awards granted under the TIDCI Equity Incentive Plan shall not exceed the maximum number of shares permitted under the rule of any stock exchange on which shares are then listed or other regulatory body having jurisdiction.

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

For purposes of the TIDCI Equity Incentive Plan, the term “Significant Event” means each of the following: (a) a takeover bid (as defined in the Act), which is successful in acquiring shares, (b) a change of control of the TIDCI Board resulting from the election by the members of TIDCI of less than a majority of the persons nominated for election by management of TIDCI, (c) any consolidation, plan of arrangement or amalgamation of TIDCI, other than a transaction in which the holders of shares immediately prior thereto have the same, or substantially similar, proportionate ownership of shares of the surviving or resulting entity immediately after the transaction and a transaction in which the holders of shares immediately prior thereto own a majority of the voting power of the surviving or resulting entity, (d) any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or all or substantially all of the outstanding and issued Shares of TIDCI, or (e) the dissolution of TIDCI business or the liquidation of its assets.

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

Removal of Directors

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

Liability of Directors and Officers.

Pursuant to s. 224 of the Companies Act, in a limited company the liability of the directors or managers, or of the managing director, if so provided by the memorandum, may be unlimited, while s. 225 of the Companies Act states that a limited company, if so authorized by its articles, may by special resolution, alter its memorandum so as to render unlimited the liability of its directors or managers, or of any managing director. Upon the passing of any such special resolution the provisions of the special resolution shall be as valid as if they had been originally contained in the memorandum. However, s. 231 (1) states that subject to its provisions, any provision, whether contained in the articles of a company or in any contract with a company or otherwise, for exempting any director, manager or officer of the company from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company, shall be void. S. 231 (2) further states that nothing shall preclude:

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

Independent directors. A majority of the directors serving on our Board are “independent”, and in any case, we will at all times maintain a Board with at least two directors who are independent. We define independence using both the North American Securities Administrators Association (NASAA) Statement of Policy Regarding Corporate Securities Definitions and the UK Corporate Governance Code.

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

Our Board has established three committees: (1) an audit committee, (2) a compensation committee, and (3) a nominating and corporate governance committee. The members of the audit committee, compensation committee, and nominating and corporate governance committee were appointed by the Board.

Audit Committee

Our Board has adopted terms of reference for an audit committee, as customary for public companies, and established the committee upon the closing of the Token Offering. The audit committee is currently comprised of three independent members of the Board. The audit committee has primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on. It receives and reviews reports from our management and auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Company. The audit committee meets not less than once in each financial year and at such other times as circumstances require.

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

Although not required under Gibraltar law, the members of our audit committee are independent in accordance with the independence standard that is applied to non-investment company issuers under Rule 10A-3 of the Exchange Act. All members of our audit committee are financially literate.

Remuneration (Compensation) Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a compensation committee and SEC rules and regulations, and established the committee upon the closing of the Token Offering. The compensation committee is currently comprised of three independent members of the Board. The members of our compensation committee are independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The compensation committee reviews the performance of management and makes recommendations to our Board on matters relating to their remuneration and terms of employment.

Nominating and Corporate Governance Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a Nominating and Corporate Governance Committee under SEC rules and regulations and established the committee on December 14th, 2021. The Nominating and Corporate Governance committee is currently comprised of three independent members of the Board. The members of our Nominating and Corporate Governance committee are independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The Nominating and Corporate Governance committee exercises general oversight with respect to the governance of the Board of Directors.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes and business strategy. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations, to discusses strategic and operational risks at regular management meetings, and to conduct specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents steps taken by management to mitigate or eliminate such risks.

Appointment of Secretary

Subject to the provisions of the Companies Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Approval of Related Party Transactions

General

Under Gibraltar law, related party transactions need to be disclosed to the board as such before the transaction. Details on the transaction appear as related party transactions in the notes to the consolidated financial statements of the Company.

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

D. Employees.

Each individual who provides services to us does so through an employment, services, consulting or similar agreement.

Company(1)	Location	Management	Financing	Development	Administration and Other Positions	Total
INX Limited (Gib.)	Israel, Cyprus and Gibraltar	0	0	0	4	4
INX Digital, Inc. (US) (2)	United States	1	1	0	5	7
Midgard Technologies Ltd. (Israel) (2)	Israel	4	5	19	6	34
I.L.S. Brokers Ltd. (Israel)	Israel	2	0	0	15	17
INX Securities, LLC	United States	1	0	0	0	1
Total		8	6	19	30	63

Notes:

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	Employees/service providers of INXL, INXS, INXD and Midgard also provide services to other entities in the group.

E. Share Ownership.

As of March 31, 2024, 47,635,875 of our ordinary shares are outstanding and are held by TINDCI. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options and warrants that are exercisable within 60 days from the date of this report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of March 31, 2024, none of the outstanding ordinary shares are held by U.S. Persons.

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

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
The INX Digital Company Inc.*	47,635,875	100%

Senior Management and Directors(1)
Shy Datika	-	-
Renata Szkoda	-	-
Itai Avneri	-	-
Maia Naor	-	-
Vlad Uchenik	-	-
Alan Silbert	-	-
Paz Diamant	-	-
David Weild	-	-
Nicholas Thadaney	-	-
Thomas Lewis	-	-
Hilary Kramer	-	-
Demetra Kalogerou	-	-
All of the senior management and directors as a group (12 persons)	-	-

*	Some of the Senior Management and Directors of the Company hold common shares of TIDCI and options to purchase common shares of TIDCI.

(1)	The address of Senior Management and Directors is INX Limited’s registered office at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of March 31, 2024, by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding tokens; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% INX Tokenholders
-	-	-

Senior Management and Directors
Shy Datika(1)	7,460,407	3.7%
Renata Szkoda(2)	50,000	*
Itai Avneri(3)	353	*
Maia Naor(4)	917,966	*
Alan Silbert(5)	538,699	*
Paz Diamant(6)	83,600	*
David Weild(7)	-	*
Nicholas Thadaney(8)	361,667	*
Thomas Lewis(9)	365,167	*
Hilary Kramer(10)	-	*
Demetra Kalogerou(11)	-	*
Vlad Uchenik(12)	35,000	*
All of the senior management and directors as a group (12 persons)	9,812,859	4.9%

*	Less than 1%

(1)	Mr. Datika, founder, director, and CEO, holds (directly and/or through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder) (i) 7,460,407 INX Tokens, and (ii) 1,000,000 restricted INX Tokens held pursuant to a Restricted Token Award that are currently unvested.

(2)	Mrs. Renata Szkoda, our Chief Financial Officer, holds (i) 50,000 INX Tokens, and (ii) 125,000 restricted INX Tokens held pursuant to a Restricted Token Award (“RTA”) that are currently unvested.

(3)	Mr. Avneri, our Chief Operating Officer, holds (i) 353 tokens, and (ii) the following options: (a) an option to purchase 360,000 INX Tokens at a price of $0.09 per Token, (b) an option to purchase 100,000 INX Tokens at a price of $0.43 per Token, (c) an option to purchase 120,000 INX Tokens at a price of $0.28 per Token, and (d) an option to purchase 120,000 INX Tokens at a price of $0.41 per Token; of which options to purchase 418,333 INX Tokens have vested or will vest within 60 days of April 15, 2024.

(4)	Ms. Maia Naor, our Chief Product Officer, holds (i) 917,966 INX Tokens, and (ii) the following options: (a) an option to purchase 125,000 INX Tokens at a price of $0.43 per INX Token, and (b) an option to purchase 25,000 INX Tokens at a price of $0.28 per INX Token; of which 50,000 have vested or will vest within 60 days of April 15, 2024.

(5)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds (i) 538,699 INX Tokens, and (ii) 186,667 restricted INX Tokens held pursuant to a Restricted Token Award.

(6)

Mr. Diamant, our Chief Technology Officer, holds (i) 83,600 INX Tokens, and (ii) the following options: (a) an option to purchase 200,000 INX Tokens, at the price of $0.08 per Token, (b) an option to purchase 52,000 INX Tokens at an exercise price of $0.43 per INX Token, (c) an option to purchase 25,000 INX Tokens at a price of $0.28 per INX Token, and (d) an option to purchase 10,000 INX Tokens at a price of $0.41 per INX Token; of which options to purchase 225,666 INX Tokens have vested or will vest within 60 days of April 15, 2024.

(7)	Mr. Weild, our director, holds options to purchase an aggregate amount of 480,667 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(8)	Mr. Thadaney, our director, holds (i) 361,667 INX Tokens, (ii) options to purchase 119,000 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(9)	Mr. Lewis, our director, holds (i) 365,167 INX Tokens, and (ii) options to purchase 115,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(10)	Ms. Hilary Kramer, our director, holds options to purchase 94,500 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(11)	Ms. Demetra Kalogerou, our director, holds options to purchase 91,000 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.
(12)	Mr. Vlad Uchenik, Chief Compliance Officer of the Company and Chief Executive Officer of INXS, holds (i) 35,000 INX Tokens, and (ii) 125,000 restricted INX Tokens held pursuant to a Restricted Token Award.

Share Ownership and Award Plan

See “Item 6, B. Compensation - Equity Compensation Plan Information” for a description of the Company’s Share Ownership and Award Plan.

On March 31, 2022, our Board of Directors and the Board of Directors of our Parent (acting as our general meeting) approved certain changes to our Plan (including to the Plan’s US and Israeli Appendixes) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens pursuant to the provisions of the Plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of March 31, 2024. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Record Holders

As of March 31, 2024, there was one holder of record of our shares that is not incorporated in the United States.

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

Relationships and Transactions with Directors and Executive Officers

Mr. James Crossley

Transactions Involving the Company’s Securities

Under a Services Agreement, dated March 8, 2018, between Bentley Limited, owned by Mr. James Crossley, and the Company (as amended on August 1, 2018, January 7, 2019, October 1, 2021 and April 1, 2021) the “Bentley Services Agreement”), Bentley Limited received the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 100,000 INX Tokens. Options to purchase INX Tokens granted pursuant to the Bentley Services Agreement were exercised for the maximum amount. On January 7, 2019, the Bentley Services Agreement was amended to include the grant of options to Bentley Limited to purchase an additional 7,500 INX Tokens per month at the price of $0.01 per INX Token. On October 1, 2021, the Bentley Services Agreement was further amended such that Bentley Limited’s entitlement for INX Tokens ended on October 1, 2021. In the aggregate, 265,000 INX Tokens were issued pursuant to the Bentley Option Rights. As of the date hereof, Bentley Limited has exercised all options to purchase INX Tokens under the Bentley Option Rights.

Management, Services or Consulting Agreement

Pursuant to the Bentley Services Agreement, Bentley Limited provides services to the Company, including by way of Mr. James Crossley serving as a member of the Board of Directors. On December 14, 2021, Mr. Crossley resigned from his position as a member of the Company’s Board and is now serving as the Company’s Director of Business Development.

Mr. David Weild, Chairman of the Board of Directors

Transactions Involving the Company’s Securities

Under the Weild Engagement Letter, Mr. Weild shall receive a monthly issuance of 3,500 INX Tokens in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Weild are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI to Mr. Weild pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Mr. Weild has entered into a written services agreement with our Company, pursuant to which Mr. Weild provides services to the Company as a member of the Board of Directors (the “Weild Engagement Letter”). Mr. Weild currently serves as the Chairman of our Board of Directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, TIDCI entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly-owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of TIDCI. Under the advisory agreement, TIDCI agreed to pay Weild Capital a nonrefundable advisory fee of $90,000 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1.4 million, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, TIDCI is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of TIDCI. As of December 31, 2023, related to the Investment by Republic in the Company’s stock, TIDCI paid the advisory fee to Weild & Co. of $293,000. Additionally, under the Weild Agreement, TIDCI also issued to Weild & Co. 661,452 warrants to purchase TIDCI’s common shares valued, as of the date of issuance, at $139,000 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028, at an exercise price of $0.2381 per warrant.

Mr. Nicholas Thadaney, Independent Director

Transactions Involving the Company’s Securities

Under the Thadaney Engagement Letter, Mr. Thadaney shall receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Thadaney are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI and in January 2023 a grant to purchase 131,929 Ordinary Shares of TIDCI subject to a restricted stock unit to Mr. Thadaney pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Mr. Thadaney has entered into a written services agreement with our Company, pursuant to which Mr. Thadaney provides services to the Company as a member of the Board of Directors (the “Thadaney Engagement Letter”).

Mr. Thomas Lewis, Independent Director

Transactions Involving the Company’s Securities

Under the Lewis Engagement Letter, Mr. Lewis shall receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Lewis are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI to Mr. Lewis pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Mr. Lewis has entered into a written services agreement with our Company, pursuant to which Mr. Lewis provides services to the Company as a member of the Board of Directors (the “Lewis Engagement Letter”).

Ms. Hilary Kramer, Independent Director

Transactions Involving the Company’s Securities

Under the Kramer Engagement Letter, Ms. Kramer shall receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. The Board of Directors of TIDCI approved in November 2022 a grant of options to purchase 66,314 Ordinary Shares of TIDCI to Ms. Kramer pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Ms. Kramer has entered into a written services agreement with our Company, pursuant to which Ms. Kramer provides services to the Company as a member of the Board of Directors.

Ms. Demetra Kalogerou, Independent Director

Transactions Involving the Company’s Securities

Under the Kalogerou Engagement Letter, Ms. Kalogerou shall receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. The Board of Directors of TIDCI approved in November 2022 a grant of options to purchase 66,314 Ordinary Shares of TIDCI and in January 2023 a grant to purchase 43,976 Ordinary Shares of TIDCI subject to a restricted stock unit to Ms. Kalogerou pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Ms. Kalogerou has entered into a written services agreement with our Company, pursuant to which Ms. Kalogerou provides services to the Company as a member of the Board of Directors.

Mr. Alan Silbert, Director and Officer

On June 25, 2018, Mr. Silbert and INX Services entered into an Amended and Restated Executive Employment Agreement (effective March 1, 2018) as amended effective as of November 1, 2019 (the “Silbert Previous Employment Agreement”), pursuant to which Mr. Silbert provided services to INX Services and the Company, including Mr. Silbert’s service as a member of the Company’s Board of Directors and Executive Managing Director of U.S. operations of INX Services. On January 1, 2021, the Silbert Previous Employment Agreement was terminated, and INX Digital and Mr. Silbert entered into an executive employment agreement, as amended on March 25, 2021 (effective April 1, 2021) (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert provides services to INX Digital and the Company, including Mr. Silbert’s service as a member of the Company’s Board of Directors and Executive Managing Director of U.S. operations of INX Digital. On April 1, 2021, Mr. Silbert’s title changed to CEO, North America.

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

On December 30, 2021, the Company’s Board of Directors approved that (i) all unvested options to purchase INX Tokens that were granted to Mr. Silbert (“Silbert’s Tokens”) shall accelerate and be fully vested commencing as of the date of such resolution and (ii) the entering into a customary reverse vesting agreement with Mr. Silbert in connection with such accelerated options of Mr. Silbert pursuant to which the Company would have the right to repurchase for cancellation Silbert’s Tokens in the event that the Silbert Employment Agreement is terminated without cause or good reason as such terms are defined in the Silbert Employment Agreement. The Company’s repurchase right shall lapse in equal parts on a monthly basis over the course of two (2) years and three (3) months commencing as of January 1, 2023, such that the repurchase right will have fully lapsed on April 1, 2024.

On December 30, 2021, the Company’s Board of Directors also approved the grant of an unsecured, non-recourse loan in the amount of US$404,129 bearing interest at a rate of 1.26% annually to Mr. Silbert (“Silbert Loan”) by INX Digital in connection with the exercise of a portion of his options to purchase Silbert’s Tokens (the “Silbert Promissory Note”). On February 8, 2023, the Board of Directors of TIDCI approved a grant of 100,000 INX Tokens to Mr. Silbert. Such INX Tokens were granted to Mr. Silbert on April 12, 2023 following the approval of the changes to our Plan on March 31, 2023. On March 24, 2023, the Board of Directors of TIDCI approved an increase of the Silbert Loan from US$ 404,129 to US$ 504,300. The Silbert Promissory Note was amended accordingly.

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

On May 12, 2023, the Board of Directors of TIDCI approved a grant of 1,051,702 Ordinary Shares of TIDCI to Mr. Silbert pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant).

Effective June 30, 2022 the Company purchased 632,474 INX Tokens from Mr. Silbert, at a per token purchase price of US$0.80, and on the same date Mr. Silbert used the aggregate proceeds from such purchase to repay the full balance of the Silbert Loan, in the amount of US$506,150, including accrued interest. On the same date, the Company’s Board of Directors also approved a grant of 837,385 INX Tokens subject to a Restricted Token Agreement, subject to continuous engagement of Mr. Silbert with the Company or its affiliates, such that the tokens became fully vested on March 30, 2024. Upon separation or termination of employment with the Company, 731,830 of these tokens would be fully vested on the date of termination of employment.

Management, Services or Consulting Agreement

Mr. Silbert has entered into a written employment agreement with INX Digital, pursuant to which he provides services, including as a member of the Board of Directors of the Company, formerly as the Executive Managing Director of U.S. operations of INX Digital, and commencing as of April 1, 2021 as the Chief Executive Officer of North America.

Mr. Shy Datika, Director and Officer

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

Under the Share Purchase Agreement, the Company also issued to Triple-V 9,435,939 INX Tokens at a price of $0.01 per INX Token.

On April 25, 2019, Mr. Datika invested an additional $150,000 in the Company pursuant to a Simple Agreement for Future Equity (the “SAFE”). Pursuant to the terms of the SAFE, upon consummation of an investment round (in shares of capital stock of the Company) in the amount of not less than $2 million (in addition to the funds raised under the SAFEs) (a “Qualifying Financing”), the funds raised under the SAFE would have automatically been converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) a 25% discount on the base (undiscounted) price per share of the Qualifying Financing; and (ii) US$ 1.367 (the “Default Price”). A Qualifying Financing was not consummated before April 25, 2021, and thus the funds raised under the SAFE were automatically converted into Ordinary Shares at a price per share equal to the Default Price. Hence, under the terms of the SAFE, on April 25, 2021, Mr. Datika received 109,729 Ordinary Shares.

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

A Qualifying Financing was not consummated before August 30, 2021, and thus the funds raised under the Second SAFE were automatically converted into Ordinary Shares at a price per share equal to $1.367. Hence, under the terms of one of the Second SAFEs, on August 30, 2021, Mr. Datika received 146,305 Ordinary Shares and Mr. Datika was entitled to an option to purchase 146,305 Ordinary Shares for an exercise price of $1.953 per share. All of the options were exercised on September 13, 2021.

The foregoing description of the Second SAFEs summarizes the material terms of the Second SAFE, but is not a complete description. For more details, you should reference to the full text of the Second SAFE executed between Mr. Datika and the Company and Triple-V (1999) Ltd. and the Company, which are attached as Exhibits 4.16 and 4.17 hereto, and are incorporated herein by reference.

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

A Qualifying Financing was not consummated before January 31, 2021, and thus the funds raised under the one of the Third SAFEs were automatically converted into Ordinary Shares at a price per share equal to $1.526. Hence, under the terms of Third SAFE, on January 31, 2021 Mr. Datika received an aggregate of 49,147 Ordinary Shares and Mr. Datika was entitled to an option to purchase 49,147 Ordinary Shares for an exercise price of $1.696 per share.

The foregoing description of the Third SAFE summarizes the material terms of the Third SAFE, but is not a complete description. For more details, you should refer to the full text of the Third SAFEs executed between Mr. Datika and the Company, which are attached as Exhibits 19 and 4.20 hereto, and is incorporated herein by reference.

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

On January 8, 2024, Mr. Datika, through Triple-V, was awarded 1,000,000 restricted INX Tokens subject to a restricted period of 3 years, whereby the award fully vests on January 8, 2027.

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

On December 14, 2021, Mr. Datika was appointed as a member of the Company’s Board of Directors.

Effective January 1, 2023, compensation for services relating to the Triple-V (1999) Ltd. services agreement was reduced by 50%. At the same time, the Company’s subsidiary Midgard Technologies Ltd. entered into a written services agreement with Mr. Datika for an equal amount of compensation to the 50% reduced in the Triple-V (1999) Ltd. agreement mentioned above.

Ms. Maia Naor, Officer

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

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 786,535 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant). On June 30, 2022, the Board of Directors of TIDCI approved a grant of 786,535 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on June 30, 2022 (the date of the grant). On May 12, 2023, the Board of Directors of TIDCI approved a grant of 262,926 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant).

Mrs. Naor has an option to purchase 125,000 INX Tokens at a price of $0.43 per INX Token and an option to purchase 25,000 INX Tokens at a price of $0.28 per INX Token.

Management, Services or Consulting Agreement

Ms. Naor had entered into a services agreement with Midgard Technologies Ltd., now the Company’s wholly-owned subsidiary, pursuant to which Ms. Naor provided services to the Company as VP Product. Ms. Naor’s services to the Company are rendered solely through Midgard. Prior to that, Ms. Naor provided services to the Company pursuant to a services agreement directly with Ms. Naor and to an agreement between the Company and Shiran Communications Ltd. On April 1, 2021, Midgard was purchased by the Company. On June 1, 2021, Ms. Naor’s position changed to that of Chief Product Officer.

Mr. Paz Diamant, Officer

Transactions Involving the Company’s Securities

Pursuant to Mr. Diamant’s Services Agreement, Mr. Diamant was granted options to purchase 50,000 Tokens, at the price of $0.08 per Token, which equals 10,000 Tokens per month during the three months between the effective date of Mr. Diamant’s Services Agreement and October 2021, plus 20,000 INX Tokens. Upon entering into an Employment Agreement, Mr. Diamant was granted an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token. The options granted under the Employment Agreement shall vest, subject to Mr. Diamant’s continued employment with the Company, over four years in equal amounts on each of the first four anniversaries of the effective date of the Employment Agreement.

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

On February 8, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 607,698 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”). On May 12, 2023, the Board of Directors of TIDCI approved a grant of 262,926 options to purchase Ordinary Shares of TIDCI to Mr. Diamant pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2022 (the date of the grant).

Mr. Diamant holds 83,600 INX Tokens, and options to purchase 287,000 INX Tokens, at exercise prices ranging from $0.08 to $0.43 per Token.

Management, Services or Consulting Agreement

Mr. Diamant has entered into a written services agreement with Midgard Technologies Ltd., pursuant to which he provides services as the Company’s Chief Technology Officer.

Mr. Itai Avneri, Officer

Transactions Involving the Company’s Securities

Pursuant to Mr. Avneri’s Services Agreement, Mr. Avneri was granted an option to purchase 180,000 INX Tokens at a price of $0.09 per Token, and an option to purchase additional 180,000 INX Tokens upon the earlier of June 30, 2021 or the execution of the Avneri Employment Agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, the Company undertook that Mr. Avneri shall receive an option to purchase 269,640 Ordinary Shares of the Company and additional 269,640 Ordinary Shares upon the execution of the Avneri Employment Agreement with the Company. 25% of the option shares will vest on the first anniversary of the grant date. Thereafter, subject to Mr. Avneri’s continuous engagement with the Company, one-twelfth (1/12) of the remaining unvested options vest at the end of each quarter during the three (3) years after the first anniversary of the grant date, such that the options will be fully vested and exercisable upon the fourth anniversary of the grant date.

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

On January 19, 2023, the Board of Directors of TIDCI approved a grant of 319,043 Restricted Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on January 23, 2023 (the date of the grant).

In January 2023, Mr. Avneri converted part of his salary into options to acquire 319,043 Ordinary Shares in TIDCI.

On May 12, 2023, the Board of Directors of TIDCI approved a grant of 394,388 options to purchase Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant).

On January 8, 2024, the Board of Directors of TIDCI approved a grant of 394,388 options to purchase Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on January 8, 2024 (the date of the grant).

Mr. Avneri holds an option to purchase 700,000 INX Tokens at an exercise price ranging from $0.09 to $0.43 per INX Token.

Management, Services or Consulting Agreement

Mr. Avneri has entered into a written services agreement with Midgard Technologies, Ltd., pursuant to which he provides services as the Company’s Chief Operating Officer.

Mr. Vladislav Uchenik, Officer

Management, Services or Consulting Agreement

Mr. Uchenik serves as the Chief Executive Officer and Chief Compliance Officer for INXS, pursuant to an offer letter with INX Digital and also serves as the Chief Compliance Officer of the Company.

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

The Company’s Board of Directors also approved, all subject to a Restricted Token Agreement: (i) a grant of 75,000 INX Tokens effective April 12, 2022, (ii) a grant of 75,000 INX Tokens effective December 8, 2022, and (iii) a grant of 25,000 INX Tokens effective May 12, 2023.

Ms. Renata Szkoda, Officer

On May 2, 2023, Ms. Szkoda entered into an Executive Employment Agreement with INX Digital, Inc. and INX Limited to serve as the Chief Financial Officer of the INX group.

Transactions Involving the Company’s Securities

Under the Executive Employment Agreement effective May 2, 2022, Ms. Szkoda was granted, subject to a Restricted Token Agreement, 150,000 INX Tokens. The Company’s Board of Directors also subsequently approved, all subject to a Restricted Token Agreement: (i) a grant of 50,000 INX Tokens effective May 12, 2023, and (ii) a grant of 25,000 INX Tokens effective January 8, 2024.

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

On May 12, 2023, the Board of Directors of TIDCI approved a grant of 394,388 options to purchase Ordinary Shares of TIDCI to Ms. Szkoda pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant).

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

On April 25, 2019, A-Labs invested an additional $100,000 in the Company pursuant to a SAFE dated as of such date. On April 25, 2021, under the terms of the SAFE, A-Labs received 73,152 Ordinary Shares. See “Item 7.B Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company’s Securities” for a summary of the material terms of the SAFE.

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

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1.0 million and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2023 and vest on July 12, 2024.

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

B. Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Parent has listed its common shares on the Cboe Canada exchange in Canada and on the OTCQB exchange in the United States (operated by OTC Markets). No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Parent has listed its common shares on the Cboe Canada exchange in Canada and on the OTCQB exchange in the United States (operated by OTC Markets). No trading market currently exists for our Ordinary Shares in the United States or elsewhere.

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

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than (i) contracts entered into in the ordinary course of business, (ii) as otherwise described below, (iii) herein in “Item 4.A. History and Development of the Company” above, (iv) “Item 4.B. Business Overview” above, (v) “Item 7A. Major Shareholders” above, or (vi) “Item 8B. Significant Changes.”

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

On June 19, 2023, the Company announced that Republic, a global alternative investment platform, entered into a subscription agreement (the “Subscription Agreement”) with TIDCI to acquire 9.5% of the issued and outstanding shares of TIDCI in a combination of cash and shares at an approximately pre-money valuation of US$50 million. As part of the agreement, TIDCI and Republic entered into a non-binding term sheet, which contemplates a transaction where Republic acquires 100% of the common equity of the Company at a valuation up to US$120 million. Additionally, the two parties entered into a collaboration agreement (“Collaboration Agreement”) pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide. On August 18, 2023, the Company announced the closing of the investment by Republic for 9.5% of TIDCI’s shares.

On November 8, 2023, the Company announced an extension of the deadline for Republic’s potential option exercise to acquire the remaining common shares of TIDCI. The deadline was extended until February 15, 2024. Additionally, the Company announced that the Collaboration Agreement would be extended until February 15, 2024.

On February 15, 2024, the Company announced that it agreed to extend the negotiating period for the previously announced acquisition of TIDCI by Republic Group (“Republic”) for three months, to May 15, 2024. The Company also announced that it and Republic were renewing their previously announced collaboration agreement for an additional year.

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

We maintain a corporate website at https://www.inx.co/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this report solely as inactive textual references.

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

We have invested a portion of our operating funds and a portion of the Cash Fund (also known as “Reserve Fund”) in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal controls over financial reporting were effective as of December 31, 2023.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently no independent Audit Committee member is an “audit committee financial expert”, as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, our Audit Committee members did not consider themselves, individually, as an “audit committee financial expert”. However, our Audit Committee members and our Board of Directors believe that our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2023 and 2022, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and an independent public accounting firm, was our principal auditor for the year ended December 31, 2023 and 2022. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditor for the year ended December 31, 2024.

(U.S. dollars in thousands)

	Year Ended December 31,
	2023	2022
Services Rendered	(U.S. dollars in thousands)
Audit services (1)	490	490
Total	490	490

(1)	These include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process and is managed both internally and through an external cybersecurity vendor. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors—Risks Related to Blockchain Assets— — The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our Chief Technology Officer, who holds over two decades of experience in information technology and the design and architecture of information systems and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. See “Item 3.D — Risk Factors—Risks Related to Blockchain Assets—The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated audited financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
1.2	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect (Previously filed as Exhibit 1.2 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference)
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1, filed on August 12, 2020 and herein incorporated by reference)
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.1#	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.2#	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.6#	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.8#	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.9#	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.10#	Amended and Restated letter of invitation, dated June 25, 2018, between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.11#	Letter of Invitation, dated July 10, 2018, between Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.12#	Letter of Invitation, dated September 21, 2018, between Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)

4.13	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.14#	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.15#	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.16#	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.17#	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.19#	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.20#	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.21#	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.22#	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.23#	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.24	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.25#	Services Agreement, dated December 24, 2020, between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.26	Amended and Restated Securities Exchange Agreement dated, November 3, 2021, among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital (previously filed as Exhibit 99.2 to the Company’s Form 6-K, filed on November 4, 2021 and herein incorporated by reference)
4.27#	Letter of Invitation, dated December 13, 2020, between Hilary Kramer and INX Limited (previously filed as Exhibit 4.27 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.28#	Letter of Invitation, dated February 3, 2022, between Demetra Kalogerou and INX Limited (previously filed as Exhibit 4.28 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.29#	INX Limited Share and Token Ownership and Award Plan, as amended on March 31, 2022 (previously filed as Exhibit 4.29 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.30#	INX Limited Restricted Token Grant Notice and Restricted Token Agreement (previously filed as Exhibit 4.30 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
11.1	List of subsidiaries of the Registrant (previously filed as Exhibit 11.1 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.
101	The following financial information from INX’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

#	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report filed on its behalf.

INX LIMITED

Date: April 18, 2024	By:	/s/ Shy Datika
Shy Datika
President and CEO

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INX Limited (the “Company”) and its subsidiaries as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023 (collectively referred to as the “financial statements”), and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

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

Tel-Aviv, Israel

April 18, 2024

INX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands (except share and per share data)

		December 31
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$12,572	$19,781
Cash and cash equivalents held in Reserve Fund	5	16,522	5,824
Short-term investments held in Reserve Fund	5	16,982	18,473
Short-term investments	6	10,493	5,033
Digital assets	7	949	2,597
Trade receivables		706	506
Derivative assets	8	-	1,072
Customer funds	9	3,242	2,609
Prepaid expenses and other receivables	10	2,626	2,608
Total current assets		64,092	58,503

Non-current assets
Long-term investments held in Reserve Fund	5	901	11,726
Long-term investments	6	893	4,654
Property and equipment, net	11	341	395
Intangible assets, net	12	3,297	3,528
Goodwill	12	2,253	2,290
Right-of-use-assets, net	13	739	1,309
Total non-current assets		8,424	23,902

Total Assets		$72,516	$82,405

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses		$2,900	$2,298
Funds due to customers	9	3,242	2,609
Deferred revenue		85	-
Lease liability	13	390	519
INX Token liability	14	54,120	56,847
INX Token warrant liability	15	1,240	1,580
Total current liabilities		61,977	63,853

Non-current liabilities
Provision for loss on investment in associate	5	597	-
Lease liability	13	479	868
Total non-current liabilities		1,076	868

Equity	18
Ordinary shares of GBP 0.001 par value; Authorized: 100,000,000 shares at December 31, 2023 and 2022; Issued and Outstanding: 47,635,875 shares at December 31, 2023 and 2022		60	60
Share premium		49,474	49,474
Contribution to equity by controlling shareholder		8,696	5,972
Other comprehensive loss		(144)	(1,254)
Accumulated deficit		(48,623)	(36,568)
Total Equity		9,463	17,684
Total Liabilities and Equity		$72,516	$82,405

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
	Note	2023	2022	2021
Revenue
Transaction and brokerage fees	22	$5,345	$4,495	$2,544

Service revenue	22	976	-	-
Cost of services		(976)	-	-
Gross profit on service revenue		-	-	-

Sales of digital assets	22	11,380	8,724	-
Cost of digital assets		(11,380)	(8,758)	-
Change in revaluation of digital assets		235	(188)	-
Net gain (loss) on digital assets		235	(222)	-

Total income		5,580	4,273	2,544

Operating (expenses) income
Research and development		(3,319)	(5,306)	(3,849)
Sales and marketing		(4,006)	(6,512)	(6,411)
General and administrative		(13,316)	(15,450)	(33,136)
Other expense	5	(1,618)	-	-
Change in fair value of INX Token warrant liability		204	8,294	(12,626)
Total operating expenses		(22,055)	(18,974)	(56,022)

Loss from operations		(16,475)	(14,701)	(53,478)

Unrealized gain (loss) on INX Tokens issued	14	3,775	226,044	(161,173)
Finance income		1,696	787	-
Financial expenses		(255)	(677)	(427)
Loss on investment in associate	6	(591)	-	-
Income (loss) before tax		(11,850)	211,453	(215,078)
Tax expenses	24	(205)	(119)	(157)
Net income (loss)		$(12,055)	$211,334	$(215,235)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		77	424	-
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)		1,086	(1,353)	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(53)	(513)	188
Total other comprehensive income (loss)		1,110	(1,442)	188

Total comprehensive income (loss)		$(10,945)	$209,892	$(215,047)

Earnings (loss) per share, basic and diluted	20	$(0.25)	$4.52	$(14.30)

Weighted average number of shares outstanding, basic and diluted		47,635,875	46,767,930	15,048,576

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Conversion of Loans	Contribution to Equity by Controlling Shareholder	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance as of December 31, 2020		13,639,451	$18	10,866	46	$(9)	$-	$(32,667)	$(21,746)
Net loss		-	-	-	-	-	-	(215,235)	(215,235)
Contribution to equity by a controlling shareholder	4	-	-	-	-	582	-	-	582
Collection of a receivable		-			-	9	-	-	9
Conversion of convertible loan	17	956,333	1	193	(46)	-	-	-	148
Conversion of SAFE	18	379,593	1	-	-	-	-	-	1
Exercise of options under SAFE agreements	18	980,498	1	2,219	-	-	-	-	2,220
Share-based compensation	19	-	-	10,899	-	-	-	-	10,899
Foreign currency translation		-	-	-	-	-	188	-	188
Balance as of December 31, 2021		15,955,875	$21	$24,177	$-	$582	$188	$(247,902)	$(222,934)

Net income		-	-	-	-	-	-	211,334	211,334
Realized loss on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	-	-	424	-	424
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification		-	-	-	-	-	(1,353)	-	(1,353)
Proceeds from private placement, net of issuance costs	18	31,680,000	39	25,297	-	-	-	-	25,336
Surrender and cancellation of private placement warrants	18	-	-	-	-	4,255	-	-	4,255
Share-based compensation	19	-	-	-		1,135	-	-	1,135
Foreign currency translation		-	-	-	-	-	(513)	-	(513)
Balance as of December 31, 2022		47,635,875	$60	$49,474	$-	$5,972	$(1,254)	$(36,568)	$17,684

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity
Balance as of December 31, 2022		47,635,875	$60	$49,474	$5,972	$(1,254)	$(36,568)	$17,684
Net loss							(12,055)	(12,055)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	-	77	-	77
Unrealized gain on available-for-sale securities, net of realized gain (loss) reclassification		-	-	-	-	1,086	-	1,086
Share-based compensation	19	-	-	-	2,724	-	-	2,724
Foreign currency translation		-	-	-	-	(53)	-	(53)
Balance as of December 31, 2023		47,635,875	$60	$49,474	$8,696	$(144)	$(48,623)	$9,463

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2023	2022	2021
Net cash flows from operating activities:

Net income (loss) for the period	$(12,055)	$211,334	$(215,235)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payment	2,724	1,135	10,899
Realized loss on investments, net	77	214	97
Financial income, net	(1,542)	(677)	(55)
Income tax expense	205	119	157
Depreciation of equipment and right-of-use-assets	510	610	137
Amortization of intangible assets	168	581	130
Changes in accrued interest and amortization of premium (discount) on investments	(91)	247	-
INX Token-based compensation	694	(6,902)	19,801
Unrealized gain (loss) on INX Tokens issued	(3,775)	(226,044)	161,173
Loss on investment in associate	591	-	-
Other expense	1,618	-	-
Net loss on office space sublease agreement	33	-	-
Impairment loss on digital assets	-	72	80
Revaluation of lease liability and right-of-use assets	14	(148)	-
Changes in operating assets and liabilities:
Decrease (increase) in digital assets, net	1,648	(1,669)	-
Decrease )increase) in trade receivables	(200)	328	215
Increase in derivative assets	(546)	(1,072)	-
Decrease (increase) in prepaid expenses and receivables from related parties	73	(225)	(278)
Increase from revaluation of contingent liability	-	-	(96)
Increase (decrease) in accounts payable and accrued expenses	514	(1,061)	1,212
Increase in deferred revenue	85	-	-
Cash paid and received during the year for:
Interest received	1,560	784	98
Taxes received (paid), net	(86)	69	(290)

Net cash used in operating activities	$(7,781)	$(22,305)	$(21,955)

Net cash flows from investing activities:

Proceeds from INX Token offering	-	-	48,243
Increase in digital assets	-	-	(485)
Proceeds received under office space sublease agreement	106	-	-
Purchase of equipment	(48)	(335)	(132)
Investment in associate	(32)	-	-
Purchase of investments	(9,030)	(33,402)	(14,533)
Proceeds from sales and maturities of investments	20,824	6,534	-
Increase in loan receivable from related parties	-	(218)	(475)
Net cash used in business combinations	-	-	(5,232)

Net cash provided by (used in) investing activities	$11,820	$(27,421)	$27,386

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2023	2022	2021

Net cash flows from financing activities:

Proceeds from exercise of INX Token warrants	$14	$150	$1,052
Proceeds from issuance of INX tokens, net	-	-	31,852
Proceeds from exercise of option under SAFE agreements	-	-	720
Proceeds from private placements, net of issuance cost	-	29,591	-
Repayment of contingent consideration liability	-	(400)	-
Repayment of finance lease liabilities	(564)	(578)	(68)

Net cash provided by (used in) financing activities	$(550)	$28,763	$33,556

Change in cash and cash equivalents	3,489	(20,963)	38,987
Cash and cash equivalents at beginning of year	25,605	46,568	7,581
Cash and cash equivalents at end of year	$29,094	$25,605	$46,568

At December 31, 2023, 2022 and 2021, cash and cash equivalents include the following:

	2023	2022	2021

Cash and cash equivalents	$12,572	$19,781	$24,581
Cash and cash equivalents held in Reserve Fund	16,522	5,824	21,987
Total cash and cash equivalents	$29,094	$25,605	$46,568

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	2023	2022	2021
Right of-use-asset recognized with corresponding lease liability	$28	$827	$654
Repayment of loan receivable from related parties	$-	$1,233	$-
Contribution to equity upon cancellation of private placement warrants	$-	$4,255	$-
Premium on exercise of shares by related party	$-	$-	$9
Contribution to equity by controlling shareholder	$-	$-	$582
Conversion of convertible loan	$-	$-	$148
INX Token Offering proceeds received in digital assets	$-	$-	$49,488
Proceeds from exercise of share option	$-	$-	$1,500

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

INX Limited (the “Company” or “INX”) was incorporated under the Gibraltar Companies Act on November 27, 2017 with registered office at 57/63 Line Wall Road, Gibraltar GX11 1AA, Gibraltar. The Company is wholly owned by The INX Digital Company Inc., a company incorporated under the provincial Business Corporations Act in British Columbia, Canada, with publicly listed shares on Cboe Canada under the symbol INXD and The OTCQB Venture Market under the symbol INXDF.

The consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, were authorized for issuance in accordance with a resolution of the board of directors on April __, 2024.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment - development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

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

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2023, the Company held approximately 64.4 million INX Tokens in aggregate.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2024.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Securities Exchange Agreement

On January 10, 2022, the Company completed the definite securities exchange agreement (the “Transaction”) with The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Parent Company”), whereby the Parent Company acquired all issued and outstanding securities of INX. The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Parent Company and INX became a wholly owned subsidiary of the Parent Company. The Parent Company continues the business of INX.

Organizational Structure

The Company operates through the following wholly owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 46 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, LTC, UNI, USDC and ZEC.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Capital management

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2023, the Company had an accumulated deficit of $48,623. During the year ended December 31, 2023, the Company incurred an operating loss of $16,475 and negative cash flow from operating activities of $7,781. Based on the Company’s existing cash funds and the working capital in the amount of $22,731 as of December 31, 2023 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: MATERIAL ACCOUNTING POLICIES

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

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and digital assets characterized as inventory which are measured at fair value less cost to sell recognized through profit or loss.

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Con.)

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

d.	Use of material estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 14 and Note 15.

Many aspects of the digital currency and blockchain industry have not yet been addressed by the current IFRS guidance. The Company is required to make assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

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

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

e.	Financial instruments:

1.	Financial assets, including short-term and long-term investments, and derivative assets, are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

After initial recognition, instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

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

As part of its risk management activities, the Company held positions in derivatives such as digital currency forwards. A digital currency forward is an exchange traded contract which represents a legal agreement to either buy or sell a referenced digital asset at a predetermined price at some time in the future. Digital assets forwards utilized by the Company settle in a stable coin. Derivative assets are carried at fair value and any realized and unrealized gains (losses) are recognized through profit and loss.

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

The Company has short-term financial assets such as trade receivables for which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the expected lifetime credit losses.

With regards to trade receivables, the Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2023 and 2022, there were no material past-due accounts and no allowance for doubtful accounts was recorded.

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

a)	Contractual rights to the cash flows from the financial asset have expired; or

b)	The Company has transferred substantially all risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset; or

c)	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After the initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

b)	Financial liabilities at fair value through profit or loss:

These liabilities include financial liabilities held for trading (including the INX Token warrant liability) and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading are recognized in profit or loss in financial expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transactions fees on the INX.One Trading Platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

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

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. At December 31, 2023, the change in fair value of the INX Token liability is included in profit or loss.

Should the INX Token be used to pay for services provided by INX, revenue would be recognized and the respective portion of the INX Token liability would be derecognized. Additionally, the fair value of INX Tokens issued in consideration for services provided to the Company would be recognized as compensation expense when services are provided.

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

INX has entered into equity funding agreements (SAFEs) pursuant to which funds received by INX from investors have been automatically converted into the same class of share capital of INX that were issued in a qualifying financing, as defined in the SAFEs. INX is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of a variable number of the INX’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity. As of December 31, 2023, all INX SAFE’s have been converted into ordinary shares.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

f.	Fair value measurement:

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

For details of the fair value of the INX Token liability, see Note 14. For the fair value of INX Token warrant liability, see Note 15. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

g.	Investments:

Investments, other than the investment in an associate, are accounted for as financial assets, which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss).

The Company’s investment in an associate represents an ownership share in an entity in which the Company has significant influence and that is accounted for under the equity method in accordance with IAS 28 Investments in Associates. Under the equity method, the investment is presented at cost with the addition of post-acquisition changes in the Company’s share of net assets, including other comprehensive income of the associate. Gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

Losses of an associate are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of its legal or constructive obligations on behalf of the associate. As of December 31, 2023, the Company’s share of losses incurred by the associate exceeds its investment amount and is reflected in the profit or loss as loss on investment in associate. Loss in excess of the Company’s investment amount is recognized as a non-current liability.

The equity method is applied until the loss of significant influence or the classification of the investment as held for sale. On the date of loss of significant influence, the Company would measure any remaining investment in the associate at fair value and recognize in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate and the carrying amount of the investment on that date.

h.	Digital assets:

Digital assets are measured at cost on the initial recognition.

Digital assets characterized as inventory (current assets):

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing its holdings of digital assets as inventory. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they are accounted for as inventory, and changes in fair value (less cost to sell) are recognized in profit or loss.

Digital assets characterized as intangible assets (non-current assets):

Digital assets not characterized as inventory are classified as indefinite life intangible assets and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale. The Company recorded impairment of digital assets in the amount of $72 and $80, for the year ended December 31, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company did not hold any digital assets characterized as intangible assets.

The fair value of digital assets is based on quoted prices in the principal market as of 12:00 AM UTC.

i.	Customer funds and funds due to customers:

Customer funds represent cash and digital assets that are held for the exclusive benefit of customers. The Company safeguards these assets on behalf of its customers and is subject to security risks for loss, theft or misuse. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies them as current based on their purpose and availability to fulfill its direct obligation to customers. Due to the Company’s custodial obligation to safeguard customer assets, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company recognizes a liability to reflect its obligation to safeguard assets held for its customers and the corresponding customer assets, measured at the fair value upon the initial recognition and subsequently at each reporting period.

j.	Intangible assets:

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

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in the accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

k.	Business combinations and goodwill:

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

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is allocated to the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized on goodwill cannot be reversed in subsequent periods.

2.	Intangible assets with an indefinite useful life that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 12e).

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

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

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

n.	Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

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

Transaction fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on a net basis. The Company’s service is comprised of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Transaction fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, promised services are transferred to the customer and the customer obtains control. Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out. Relevant to brokerage and transaction fees, contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, these contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

Service revenue represents fees for technology consultation and advisory, as well as listing services performed by the Company under written agreements and is recognized upon the delivery of promised goods or services to the customer and when Company’s performance obligation to the customer is satisfied. The revenue is recognized in an amount that reflects the fair value of the consideration to which the Company expects to be entitled to, upon completion of the Company’s performance obligation for those services, as stated in the contract. As of December 31, 2023, the Company received payments prior to the completion of its performance obligation under contracts with customers, which are recognized as deferred revenue.

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold. The profit/loss on the sale is included in the changes in the revaluation of the digital assets to fair value.

o.	Share-based payment transactions:

Certain of the Company’s employees and other service providers are entitled to compensation in the form of equity settled share-based payment. The cost of the transactions is measured at the fair value of the equity instruments granted at the grant date, using an appropriate valuation model, further details of which are provided in Note 19. The cost of share-based grants is recognized in profit or loss together with a corresponding increase in equity during the period during which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employee or service provider becomes entitled to the award (the “vesting period”). The cumulative expense is recognized at the end of each reporting period until the vesting period expires, reflecting the number of instruments that will ultimately vest at the end of the vesting period.

Until December 31, 2021, the Company granted options exercisable into its ordinary shares. Commencing in 2022, subsequent to the completion of the Transaction (see Note 1), options are granted to the Company’s employees and other service providers by the Parent Company and are exercisable into the Common shares of the Parent Company.

p.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2023, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

r.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is computed by dividing the net income (loss) by the weighted average number of ordinary shares outstanding, plus the weighted average number of ordinary shares that would be issued on conversion of stock options and warrants.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.	Amendments to existing standards effective during the year ended December 31, 2023.

Amendment to IAS 1, “Disclosure of Accounting Policies”:

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements, amendments to IFRS Practice Statement 2 Making Materiality Judgements and amendments to IAS 8 Definition of Accounting Estimate. The amendments require companies to disclose material accounting policies rather than their significant accounting policies. This amendment is effective for annual periods starting on or after January 1, 2023.

The application of the above Amendment did not have a material impact on the Company’s consolidated financial statements.

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

The Amendment is applied prospectively for annual reporting periods beginning on January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities with respect to certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

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

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

b.	Accounting standards and amendments to existing standards that are not yet effective.

Amendment to IAS 1, “Disclosure of Accounting Policies”:

In January 2020, which was further amended in October 2022, the IASB issued an amendment to IAS 1, Classification of Liabilities as Current or Non-Current to clarify the requirements for classifying liabilities as current or non-current.

The new guidance will be effective for annual periods starting on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS

I.L.S. Brokers Ltd.

On June 9, 2021, INX entered into a share purchase agreement with the shareholders of I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”) for the purchase of all of the issued outstanding shares of ILSB (the “ILSB Acquisition”). The consideration paid by INX as part of the ILSB Acquisition to the shareholders was $4,327.

Mr. Datika was a shareholder of ILSB and sold his shares to INX as part of the ILSB Acquisition. Immediately prior to the ILSB Acquisition, Mr. Datika held, directly and indirectly, approximately 20% of the outstanding share capital of ILSB. Mr. Datika waived his right to receive full consideration under the ILSB Acquisition and received only an amount equal to the tax payments due by him and by his affiliated entity in connection with the ILSB Acquisition. As a result of such waiver, the consideration paid by INX as part of the ILSB Acquisition was reduced from $4,909 to $4,327. Mr. Datika is one of the founding shareholders of INX (through the wholly owned company Triple-V (1999) Ltd. (“Triple-V”)) and is also the CEO of INX. The waiver of the partial consideration by Mr. Datika in the amount of $582 was recorded as a contribution to equity.

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

Intangible assets include Customer Relationships, Trade Name and License. See Note 12.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

The Company estimated fair values allocated to the assets and liabilities of ILSB with the assistance of an external independent expert. From the acquisition date to December 31, 2021, ILSB has contributed net income of $254 to the consolidated net loss, and $2,278 to the consolidated revenue.

If the business combination had taken place at the beginning of the calendar year 2021, the effect on consolidated net loss would have been immaterial and the consolidated revenue would have been increased by $4,164.

Acquisition costs that are directly attributable to the transaction were immaterial.

INX Securities LLC (formerly Openfinance Securities LLC)

On January 12, 2021, INX entered into an asset purchase agreement (the “OFN Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”). The consideration paid by INX as part of the OFN Acquisition to the shareholders was $3,253. Pursuant to the OFN Asset Purchase Agreement, on May 9, 2021, INX acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC. Following the completion of the Asset Purchase Agreement on May 9, 2021, OFN Securities, LLC was renamed to INX Securities, LLC (“INXS”).

The following are the estimated fair values of the identifiable assets and liabilities of OFN assumed as of May 9, 2021, the date of the acquisition:

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

Intangible assets include License, Core Technology and Customer Relationships – see Note 12.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

The Company estimated the fair values allocated to the assets and liabilities of OFN with the assistance of an external independent expert. During the year ended December 31, 2021, OFN has contributed a net loss of $133 to the consolidated net loss, and $193 to the consolidated revenue. If the business combination had taken place at the beginning of the year, the effect on consolidated net loss and on consolidated revenue would have been immaterial.

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

NOTE 5: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1,618, recognized as Other expense. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34,405.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 5: RESERVE FUND (Cont.)

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2023	December 31, 2022
a. Cash and cash equivalents	$16,522	$5,824

b. Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	986	6,141
Corporate bonds – marketable investments	15,996	12,332
Total short-term investments	16,982	18,473

Long-term investments (*)
U.S. Treasury securities	901	474
Corporate bonds and loans (principally) – marketable investments	-	11,252
Total long-term investments	901	11,726
Total Reserve Fund	$34,405	$36,023

(*)	Classified as Level 1 inputs in the fair value hierarchy.

NOTE 6: INVESTMENTS

On December 31, 2023 and 2022, the Company held the following investments:

	December 31, 2023	December 31, 2022

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	$4,604	$3,444
Corporate bonds – marketable investments	5,889	1,589
Total short-term investments	$10,493	$5,033

Long-term investments
Corporate bonds – marketable investments (*)	403	4,254
Investments in private equity (**)	490	400
Total long-term investments	$893	$4,654

Total investments	$11,386	$9,687

(*)	Classified as level 1 inputs in the fair value hierarchy.

(**)	Classified as level 3 inputs in the fair value hierarchy.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS (Cont.)

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

As of December 31, 2023, INX holds investments in three separate private companies. Under the share purchase agreement dated March 20, 2021, one of the investments of $150 entitles the Company to receive 95,411 ordinary shares of the private company based in the United Kingdom at a price of $1.57 per share. The second investment of $250 was made on September 9, 2021 in a private company based in Gibraltar under a SAFE. The SAFE entitles the Company to receive the most senior class of shares issued by the private company upon the completion of the qualified or non-qualified equity financing, as defined in the SAFE, at the SAFE conversion price.

During 2023, INX invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital of Nabatech. In addition, INX entered into a service agreement with Nabatech to provide technology support and advisory services to the entity.

As of December 31, 2023, the Company recorded loss on the investment in associate of $591 and loss on the foreign currency translation of $38, to reflect its share of Nabatech’s net loss for the year then ended, which is $597 in excess of Company’s investment amount.

NOTE 7: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2023 and 2022:

Coin Symbol	December 31, 2023	December 31, 2022

USDC	$453	$463
BTC	354	546
ETH	86	503
USDT	23	684
LTC	15	109
ZEC	3	51
UNI	-	44
AAVE	-	31
COMP	-	31
CRV	-	29
MATIC	-	28
Other	15	78
	$949	$2,597

Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 8: DERIVATIVE ASSETS

The Company used derivative assets for risk management and economic hedging of digital assets owned. On December 31, 2022, the Company held $905 in collateral related to open digital assets forwards positions with fair value of $1,072, utilizing level 2 inputs in the fair value hierarchy. During the year ended December 31, 2023, the Company incurred a loss on derivative contracts of $1,618 as a result of the cyber breach incident (see Note 5). The net loss recognized from the hedging activity during the year ended on December 31, 2023 was $253. As of December 31, 2023, there are no open derivative positions.

NOTE 9: CUSTOMER FUNDS

As of December 31, 2023 and 2022, customer funds include cash balances of $360 and $448 and digital asset balances of $2,882 and $2,161, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers. The Company safeguards these assets, and might be subject to security risks of loss, theft or misuse. Accordingly, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company records the liability reflecting the obligation to safeguard digital assets held on behalf of its customers and the corresponding customer assets, reflected at fair value upon initial recognition and subsequently at each reporting period.

NOTE 10: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2023 and 2022, prepaid expenses and other receivables include the following:

	December 31
	2023	2022

Receivable from related parties (see Note 16)	$1,213	$1,254
Prepaid expenses and advances to service providers	668	1,015
Receivable from government agencies	390	219
Office space sublease receivable	90	-
Other receivables	265	120
	$2,626	$2,608

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the years ended December 31, 2023 and 2022:

	Computers and software	Office equipment & furniture	Leasehold improvements	Communication & equipment	Total

Property and equipment, at cost:
Balance at January 1, 2022	$125	$59	$6	$14	$204
Additions	42	41	99	153	335
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(14)	(14)

Balance at December 31, 2022	167	100	105	153	525
Additions	41	5	-	2	48
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(1)	(1)
Balance at December 31, 2023	$208	$105	$105	$154	$572

Accumulated depreciation:
Balance at January 1, 2022	33	10	1	-	44
Depreciation expense	51	9	9	19	88
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(2)	(2)

Balance at December 31, 2022	84	19	10	17	130
Depreciation expense	60	7	11	23	101
Balance at December 31, 2023	144	26	21	40	231

Net assets at December 31, 2023	$64	$79	$84	$114	$341
Net assets at December 31, 2022	$83	$81	$95	$136	$395

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents activity in goodwill and intangible assets during the years ended December 31, 2023 and 2022.

	Trade Name	Customer Relationships	Licenses	Technology	Goodwill	Total

Intangible assets, at cost:
Balance as of January 1, 2022	$467	$1,905	$1,722	$430	$2,455	$6,979
Adjustments arising from translating financial statements from functional currency to presentation currency	(51)	(173)	(61)	-	(165)	(450)

Balance as of December 31, 2022	416	1,732	1,661	430	2,290	6,529
Adjustments arising from translating financial statements from functional currency to presentation currency	(11)	(39)	(13)	-	(37)	(100)

Balance as of December 31, 2023	$405	$1,693	$1,648	$430	$2,253	$6,429

Accumulated amortization and impairment:
Balance as of January 1, 2022	$23	$75	$-	$32	$-	$130
Impairment of technology	-	-	-	361	-	361
Amortization expense	41	142	-	37	-	220
Balance as of December 31, 2022	64	217	-	430	-	711

Amortization expense	37	131	-	-	-	168
Balance as of December 31, 2023	$101	$348	$-	$430	-	$879

Net intangible assets at cost, at December 31, 2022	352	1,515	1,661	-	2,290	5,818
Net intangible assets at cost, at December 31, 2023	$304	$1,345	$1,648	$-	$2,253	$5,550

a.	Useful life of intangible assets:

The useful life of intangible assets is as follows:

	Licenses	Customer relationships	Trade name

Useful life	Indefinite	Definite 10.58 years	Definite 10.58 years

Amortization method	Not amortized	Straight-line	Straight-line

Licenses don’t have a fixed term and do not require a renewal. Consequently, licenses have an indefinite useful life.

b.	Amortization expense:

Amortization of intangible assets of $168, $220 and $130 for the years ended December 31, 2023, 2022 and 2021, respectively, is recorded in profit or loss within General and administrative expenses.

c.	Impairment of goodwill and other intangible assets:

During the year ended December 31, 2022, the Company recorded $361 loss on impairment related to certain legacy components of the INXS middle office system that became obsolete and were replaced by a newly developed software. There was no impairment during years ended on December 31, 2023 and 2021.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

d.	Net carrying value:

As of December 31, 2023, the net carrying amounts of goodwill, licenses, trade name and customer relationships were allocated as follows (each representing a cash-generating unit):

	ILSB	INXS	Total

Goodwill	$1,236	$1,017	$2,253

Licenses	448	1,200	1,648
Trade Name	304	-	304
Customer Relationships	1,062	283	1,345
Total Intangible Assets	$1,814	$1,483	$3,297

The recoverable amounts of goodwill and intangible assets related to ILSB (brokerage segment), prepared by an independent valuation specialist, were determined based on the value in use which is calculated at the expected estimated future cash flows from the cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The projected cash flows for the period exceeding five years are estimated using a fixed growth rate of 2%, representing the long-term average growth rate for the cash generating unit. The pre-tax discount rate of the cash flows is estimated at 24.3 percent.

The recoverable amounts of goodwill and intangible assets related to INXS (digital assets segment), prepared by an independent valuation specialist, were determined based on the value in use which is calculated at the expected estimated future cash flows from the cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The projected cash flows for the period exceeding five years are estimated using a fixed growth rate of 3%, representing the long-term average growth rate for the cash generating unit. The pre-tax discount rate of the cash flows is estimated at 29.8 percent.

The recoverable amounts as determined above exceed the carrying amounts of goodwill and intangible assets of both ILSB and INXS.

The value in use for all cash-generating units may change if any changes occur in the following key assumptions:

●	Discount rate.

●	Growth rate for the period exceeding the five budget years.

Discount rate: The discount rate reflects management’s assumptions regarding each unit’s specific risk. In determining the appropriate discount rate for each unit, the Company relied on the rate of return of long-term government bonds relevant for each unit.

Sensitivity analysis of changes in assumptions: With respect to assumptions used in determining the value in use as described above, management believes that there are no reasonably expected changes in the key assumptions detailed above, which might lead to a significant change in the recoverable amounts of goodwill and intangible assets related to ILSB and INXS.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into agreements to lease office spaces, which are used for the Company’s operations. Leases of office space have lease terms of between 2 and 5 years.

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024 and provides for a monthly lease payment of $18. As of December 31, 2023, the Company recognized a net receivable for lease payments due under the sublease agreement of $90, which is included in other receivables.

Land and Buildings
Right-of-use-assets, at cost:
Balance as of January 1, 2022	$1,083
Additions during the year:
New leases	827
Adjustments arising from translating financial statements from functional currency to presentation currency	(46)
CPI and revaluation differences	63
Balance as of December 31, 2022	$1,927

Accumulated depreciation:
Balance as of January 1, 2022	$96
Depreciation and amortization	522
Balance as of December 31, 2022	$618

Right-of-use assets as of December 31, 2022, net	$1,309

Right-of-use-assets, at cost:
Balance as of January 1, 2023	$1,927
Additions during the year:
Disposal	(656)
Lease modification	(18)
Adjustments arising from translating financial statements from functional currency to presentation currency	55
CPI and revaluation differences	30
Balance as of December 31, 2023	$1,338

Accumulated depreciation:
Balance as of January 1, 2023	$618
Depreciation and amortization	411
Disposal	(430)
Balance as of December 31, 2023	$599

Right-of-use assets as of December 31, 2023, net	$739

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to the lease liability:

Land and Buildings
Lease liability, January 1, 2022	$1,140
Changes during the year:
New leases	827
Lease payments	(578)
Interest expense	83
CPI and revaluation differences	(85)
Lease liability, December 31, 2022	$1,387

Current lease liability, December 31, 2022	$519
Non-current lease liability, December 31, 2022	$868

Lease liability, January 1, 2023	$1,387
Changes during the year:
Lease payments	(564)
Interest expense	60
Lease modification	(18)
CPI and revaluation differences	4
Lease liability, December 31, 2023	$869

Current lease liability, December 31, 2023	$390
Non-current lease liability, December 31, 2023	$479

c.	Maturity of undiscounted lease payments receivable for operating leases:

December 31,
2023

2024	$438
2025	318
2026	80
2027	80
2028	13
$929

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 14: INX TOKEN LIABILITY

Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of December 31, 2023 and 2022, or has an obligation to issue is as follows:

	December 31, 2023	December 31, 2022
Total number of INX Tokens	135,570,986	133,410,776

INX Token liability	$54,120	$56,847

The Company’s significant shareholder is Triple-V, wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2023 on a combined basis, owns 5.5 percent of the outstanding INX Tokens.

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29. Additionally, 2,534,618 INX Token warrants were exercised.

During the year ended on December 31, 2023, the Company granted 11,000 INX Tokens to a service provider and an advisor, and recorded a corresponding expense of $6. Additionally, 2,149,210 INX Token warrants were exercised.

On August 9, 2023, INX’s Board of Directors authorized the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and common shares of the Parent Company repurchased through August 10, 2024 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors. As of December 31, 2023, there were no repurchases of the INX Tokens by the Company.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2023, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	133,293,902	$53,317
Subject to lock-up through January 2024	4.05%	150,000	58
Subject to lock-up through February 2024	7.22-7.89%	600,000	222
Subject to lock-up through July 2024	14.35%	1,527,084	523
Total		135,570,986	$54,120

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 14: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

The fair value per INX Token as of December 31, 2023 and 2022, for tokens that are not subject to lock-up agreement was $0.40 and $0.43 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX Tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX Tokens during their lock-up agreements. Significant inputs and assumptions are volatility and the period under the lock up, as follows:

	December 31, 2023	December 31, 2022

Expected term (years)	0.04-0.53	0.13-1.53
Expected volatility	89.05%-90.16%	71.56%-103.37%

The level in the fair value hierarchy applied to tokens under lock-up agreements is level 2.

For the years ended December 31, 2023 and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in unrealized gain of $3,775 and $226,044, respectively, and unrealized loss of $161,173 for the year ended December 31, 2021, which were recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect of the credit risk.

NOTE 15: INX TOKEN WARRANT LIABILITY

The Company may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of December 31, 2023 and 2022, directors, advisors, employees and service providers held 5,574,292 and 6,972,192 restricted INX Tokens or INX Token warrants, respectively. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement.

	December 31,
	2023	2022
INX Token warrant liability:
Warrants granted to employees, advisors and service providers	$1,240	$1,580

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: INX TOKEN WARRANT LIABILITY (Cont.)

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	December 31, 2023	December 31, 2022

Expected volatility of the token prices (%)	89.05% – 108.38%	67.51% – 86.39%
Risk-free interest rate (%)	3.88% – 5.40%	3.88% – 4.69%
Expected life of warrant (years)	0.52 – 10.00	0.08 – 10.00
Exercise price	$0.01 – $2.81	$0.01 – $2.86

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the years ended December 31, 2023, and 2022:

	2023		2022
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Token warrants outstanding at beginning of year (*)	6,972,192	$0.46	5,660,861	$0.52
INX Token warrants granted during the year	1,265,000	0.16	4,388,043	0.25
INX Token warrants forfeited during the year	(187,000)	0.35	(491,833)	1.40
INX Token warrants expired during the year	(326,690)	0.32	(50,261)	0.03
INX Token warrants exercised (INX Token issued) and INX Tokens vested during the year	(2,149,210)	0.01	(2,534,618)	0.06

INX Token warrants outstanding at the end of year	5,574,292	$0.33	6,972,192	$0.46

INX Token warrants exercisable at the end of year	2,606,000	$0.24	3,718,955	$0.16

(*)	During the year ended December 31, 2022, the Company offered to employees an option to modify certain token warrants originally issued in 2021 and 2022. As result, during 2022, terms for 1,801,500 INX token warrants were modified to include a new exercise price and a new vesting schedule, which resulted in the increase in the fair value of the INX Token warrants of $8.

Token-based compensation for years ended December 31, 2023, 2022 and 2021 is included within the following expenses:

	Year ended December 31
	2023	2022	2021
Operating expenses (income):
Research and development	$166	$135	$262
Sales and marketing	268	437	177
General and administrative	464	820	6,736
Change in fair value of INX Token warrant liability	(204)	(8,294)	12,626
Total token-based compensation expense (income)	$694	$(6,902)	$19,801

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: RELATED PARTIES

The Company’s related parties include the Parent Company, Company’s subsidiary, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

The following balances are held with or by related parties as of December 31, 2023 and 2022:

	December 31
	2023	2022
Assets:
Prepaid expenses and other receivables
Receivable from Parent Company	$216	$1,205
Receivable from Nabatech	976	-
Prepaid expenses	21	49
Total	$1,213	$1,254

Liabilities:
Accounts payable and accrued expenses	$240	$308
INX Token liability	4,485	5,531
INX Token warrant liability	671	1,140
Total	$5,396	$6,979

Receivable from Parent Company includes general and administrative expenses incurred by the Parent Company and paid by INX.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: RELATED PARTIES (Cont.)

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2023, 2022 and 2021 include service revenue earned from Nabatech and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2023	2022	2021

Service revenue	$976	$-	$-
	$976	$-	$-

Cost of service:
Compensation and benefits	226	-	-
	$226	$-	$-

Research and Development:
Compensation and benefits	$234	$465	$598
Share-based compensation (*)	190	70	391
INX Token-based compensation	41	6	448
	$465	$541	$1,437

Sales and marketing:
Compensation and benefits	-	369	4,406
Share-based compensation (*)	-	176	2,783
INX Token-based compensation	-	298	3,878
	$-	$843	$11,067

General and administrative:
Compensation and benefits	2,934	2,204	1,577
Share-based compensation (*)	1,702	543	6,883
INX Token-based compensation	396	278	2,249
	$5,032	$3,025	$10,709
Total compensation and benefits	$5,723	$4,409	$23,213

Change in fair value of INX Token and warrant liabilities	$(830)	$(20,133)	$24,673

(*)	See Note 19 for description of options granted by the Parent Company to employees of the Company that are exercisable into Common shares of the Parent Company.

Each of the Company’s independent directors is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

Service Agreement with Nabatech

Effective on January 1, 2023, as part of the joint venture SICPA Agreement, the Company entered into a service agreement with Nabatech, under which it provides technology support and advisory services to Nabatech, an entity formed for the development of central bank digital currency solutions with the utilization of blockchain technology, and in which the Company holds 33 percent ownership. During the year ended December 31, 2023, the Company recognized service revenue and cost of sales of $976 and $976, respectively, for providing services to Nabatech. As of December 31, 2023, prepaid expenses and other receivables includes $976 due from Nabatech.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: RELATED PARTIES (Cont.)

Agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”)

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

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement in 2017, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the shares issued of $136 ($175 less the payment of $39 required for those shares), is deemed as additional consideration for the services to be provided by A-Labs and was recorded during the year ended December 31, 2021.

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1,001 and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2022 and vest on July 12, 2024. During the year ended December 31, 2021, the Company recognized an expense related to token options of $4,140, which is recorded in general and administrative expenses.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Parent Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Parent Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Parent Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Parent Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Parent Company under the investment transaction.

NOTE 17: CONVERTIBLE LOANS

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

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: EQUITY

Composition of share capital:

	December 31
	2023		2022
	Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares with 0.01 GBP par value per share	100,000,000	47,635,875	100,000,000	47,635,875

Conversions of Simple Agreements for Future Equity

On February 21, 2020, the Board of Directors of the Company approved capital raise of up to $1,500 in the form of a Simple Agreements for Future Equity (the “Third SAFE”). The Third SAFE was to be automatically converted into Company’s ordinary shares of capital stock at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) $1.526 per share. An aggregate amount of $579 has been raised by the Company pursuant to the Third SAFE in 2020, including $100 and $30 from Triple V and A-Labs, respectively. In March 2021, in the absence of the qualified financing during the 12 months following March 2020, the effective date of such Third SAFE, the Company converted the investment received under the Third SAFE into 379,593 Ordinary Shares at a price per share of $1.526.

Exercise of Options under SAFE Agreements

During 2021, several investors exercised equity options that were granted to them under the SAFE agreement dated August 30, 2019, and were issued 268,179 ordinary shares of the Company at a price of $1.953 per share.

During 2021, several investors exercised equity options that were granted to them under the SAFE dated March 31, 2020, and were issued 115,661 ordinary shares of the Company at a price of $1.696 per share.

On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 621,375 ordinary shares. The new investor was also entitled to receive, for no additional consideration a warrant to purchase 596,659 ordinary shares of the Company, at a price of $2.514 per share, until the warrant’s first-year anniversary. On December 31, 2021 the new investor exercised the options that was granted 596,659 ordinary shares at a price of $2.514 per share. Proceeds from option exercise of $1,500 were received on January 4, 2022.

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

The warrants were valued at $4,255 as of the date of the private placement. The balance of gross proceeds from the private placement in the amount of $27,028 was allocated to ordinary shares with the addition to equity of $25,336, net of the issuance cost of $1,692.

Agents of the private placement collectively received cash commissions of $1,951, of which $259 was allocated to the warrants and remaining amount was recorded as transaction fees in profit or loss.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: EQUITY (Cont.)

The placement agents also received 1,810,740 agent compensation options exercisable into one common share of the Parent Company at an exercise price of CAD1.25 ($0.99). The options were valued at $515.

As a result of the Transaction (see Note 1), effective on January 10, 2022, options granted and warrants issued by INX prior to such date were surrendered and cancelled, and new options and warrants of the Parent Company were issued to holders with equivalent terms, adjusted for the Exchange Ratio, as defined under the agreement. Upon the cancellation of the private placement warrants, the warrant liability in the amount of $4,255 was derecognized and recorded as a contribution to equity.

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain (loss) on foreign currency translation	Total
Balance as of December 31, 2020	$-	$-	$-
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	-	-	-
Unrealized gain on available-for-sale securities	-	-	-
Foreign currency translation	-	188	188
Balance as of December 31, 2021	$-	$188	$188
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	424	-	424
Unrealized gain on available-for-sale securities	(1,353)	-	(1,353)
Foreign currency translation	-	(513)	(513)
Balance as of December 31, 2022	$(929)	$(325)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	77	-	77
Unrealized gain on available-for-sale securities	1,086	-	1,086
Foreign currency translation	-	(53)	(53)
Balance as of December 31, 2023	$234	$(378)	$(144)

NOTE 19: SHARE-BASED PAYMENT

a.	Shares reserved for Employee Stock Option Plan of the Parent Company:

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “INX Plan”), and INX shareholders approved the INX Plan on March 18, 2021.

In connection with the Transaction (see Note1), the INX Plan was terminated and replaced by the Parent Company Omnibus Equity Incentive Compensation Plan (the “Plan”). The Plan provides for grants of options to purchase the Parent Company’s common shares and restricted share units to employees, directors and service providers of the Company. The Plan includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted share units to such grantees.

Upon closing of the Transaction, Awards granted pursuant to the INX Plan were exchanged for equivalent awards under the Plan. As of closing of the Transaction, 25,352,832 common shares of the Parent Company were authorized for issuance pursuant to the Plan.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 19: SHARE-BASED PAYMENT (Cont.)

On June 22, 2022, the Parent Company shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 common shares of the Parent Company.

b.	Share options and restricted stock of the Parent Company granted to employees, directors and service providers under the Plan during years ended on December 31, 2023 and 2022:

1.	On March 15, 2022, two officers received 5,036,132 restricted shares of the Parent Company at cashless basis with the vesting period over approximately 3 years.

2.	On March 15, 2022, the Parent Company granted certain employees and a service provider options to purchase 5,129,334 Common Shares of the Parent Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.64 ($0.50), with the vesting period over 4 years.

3.	On March 24, 2022, the Parent Company granted one employee options to purchase 509,617 Common Shares of the Parent Company at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the effective date of the grant, with the vesting period over 4 years.

4.	On June 30, 2022, the Parent Company granted one employee options to purchase 786,535 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the effective date of the grant. Options were fully vested at the time of the grant.

5.	On June 30, 2022, the Parent Company granted one employee options to purchase 1,334,322 Common Shares of the Parent Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 2, 2023, and all options fully vested on May 2, 2026.

6.	On September 21, 2022, the Parent Company granted one employee options to purchase 1,325,946 Common Shares of the Parent Company at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of over 3 years with the first anniversary on September 21, 2023, and all options fully vested on September 21, 2025.

7.	On October 18, 2022, the Parent Company granted one employee options to purchase 254,808 Common Shares of the Parent Company at CAD 0.235 ($0.17), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of over 3 years with the first anniversary on October 18, 2023, and all options fully vested on October 18, 2025.

8.	On November 30, 2022, the Parent Company committed to grant, and subsequently in 2023 issued, options to its independent directors to purchase 928,399 Common Shares of the Parent Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and all options fully vested on November 30, 2025.

9.	On January 19, 2023, certain employees, directors and service providers received 1,996,430 restricted Common Share units of the Parent Company at cashless basis. Restricted share units shall vest over the period of one year, with 1/12 of the award vesting at the beginning of each calendar month, and all shares fully vested on January 19, 2024.

10.	On January 19, 2023, an officer, through his wholly owned entity, and a service provider, received 912,721 restricted Common Share units of the Parent Company at cashless basis. All shares shall fully vest on January 31, 2025.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 19: SHARE-BASED PAYMENT (Cont.)

11.	On May 12, 2023, the Parent Company granted to certain employees options to purchase 3,418,034 Common Shares of the Parent Company at CAD 0.170 ($0.13), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 12, 2024, and all options fully vested on May 12, 2027.

12.	On November 19, 2023, the Parent Company granted one employee options to purchase 520,000 Common Shares of the Parent Company at CAD 0.185 ($0.14), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on November 19, 2024, and all options fully vested on November 19, 2027.

c.	For years ended December 31, 2023, 2022 and 2021, the Company recorded share-based compensation expenses of $2,724, $1,135 and $10,899, respectively, related to stock options and restricted stock granted under the Plan.

d.	The table below summarizes the assumptions that were used to estimate the fair value of the options granted under the Plan using the Black- Scholes option pricing model:

	December 31, 2023	December 31, 2022

Expected term (years)	10	10
Expected volatility	87.05% -86.22%	89.78% -94.32%
Exercise price	$0.13-0.14	$0.17-0.55
Risk-free interest rate	2.886% -3.684%	1.37% -3.356%
Dividend yield	-	-

The weighted average fair value of the options granted during years ended December 31, 2023 and 2022, based on the exercise price as of the grant date, was at $0.12 and $0.37 per option, respectively.

NOTE 20: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income (loss) per Ordinary Share for the years ended December 31, 2023, 2022 and 2021, respectively:

	December 31, 2023	December 31, 2022	December 31, 2021
Earnings (loss) per share, basic and diluted	$(0.25)	$4.52	$(14.30)

The net income (loss) and weighted average number of ordinary shares used in the calculation of basic income (loss) per share are as follows:

	Year ended December 31
	2023	2022	2021
Net income (loss) used in the calculation of earnings (loss) per share, basic and diluted	$(12,055)	$211,334	$(215,235)
Weighted average number of Ordinary Shares for the purposes of earnings (loss) per share, basic and diluted	47,635,875	46,767,930	15,048,576

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 21: FINANCIAL RISKS AND RISK MANAGEMENT

Financial risk management objectives and policies

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

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

As of December 31, 2023, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of the Company’s investments, with all other variables held constant, is +/- $5,575. (December 31, 2022 - $8,000).

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2023 and 2022, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment - development and operation of an integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

b.	Revenue and net income (loss) by the reporting operating segment:

	Brokerage Segment	Digital Asset Segment	Total
Year ended December 31, 2023:

Revenue	$4,913	$12,788	$17,701

Total income	$4,913	$667	$5,580

Segment net income (loss)	65	(15,690)	(15,625)

Unallocated corporate expenses:
Other income, net			3,775

Net loss before taxes			$(11,850)

Year ended December 31, 2022:

Revenue	$3,621	$9,598	$13,219

Total income	$3,621	$652	$4,273

Segment net loss	(157)	(14,434)	(14,591)

Unallocated corporate expenses:
Other income, net			226,044

Net income before taxes			$211,453

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS (Cont.)

	Brokerage Segment	Digital Asset Segment	Total
Year ended December 31, 2021:

Revenue	$2,278	$266	$2,544

Total income	$2,278	$266	$2,544

Segment net income (loss)	383	(54,288)	(53,905)

Unallocated corporate expenses:
Other expense, net			(161,173)

Net loss before taxes			$(215,078)

Unallocated corporate expenses for years ended December 31, 2023, 2022 and 2021 include the change in fair value of INX Tokens.

c.	Select information by reporting operating segment:

	Brokerage Segment	Digital Asset Segment	Total
As of December 31, 2023:

Segment assets	$5,652	$66,864	$72,516
Segment liabilities	$1,280	$61,773	$63,053

As of December 31, 2022:

Segment assets	$2,351	$80,054	$82,405
Segment liabilities	$1,077	$63,644	$64,721

d.	Non-current assets, other than financial assets, located in the country of domicile and in foreign countries:

Non-current assets	December 31, 2023	December 31, 2022
United States	$2,500	$2,848
State of Israel	$4,130	$4,663
Gibraltar	$-	$11

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 22: OPERATING SEGMENTS (Cont.)

e.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of customers, as follows:

	Year ended December 31
	2023	2022	2021
Brokerage Segment:
United Kingdom	$2,653	$1,083	$911
State of Israel	$1,984	$1,562	$911
United States	$16	$652	$248
Gibraltar	$-	$-	$-
Other	$260	$324	$208

Digital Asset Segment:
Gibraltar	$11,380	$8,946	$-
Switzerland	$976	$-	$-
United States	$149	$170	$25
Japan	$107	$162	$97
State of Israel	$21	$90	$90
United Kingdom	$4	$123	$6
Other	$151	$107	$48

f.	Revenue from major customers:

Revenue from major customers which account for 10 percent or more of total revenue as reported in the financial statements:

	Year ended December 31
	2023	2022	2021
Brokerage Segment:
Customer A	$592	$452	$265
Customer B	$533	$-	$-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 23: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31
	2023	2022	2021

Cost of service
Compensation and benefits	$505	$-	$-
Share-based compensation	-	-	-
Token-based compensation	-	-	-
	$505	$-	$-

Research and development
Compensation and benefits	$2,053	$2,159	1,286
Share-based compensation	400	2	1,105
Token-based compensation	166	125	262
	$2,619	$2,286	$2,653

Sales and marketing
Compensation and benefits	1,735	1,160	677
Share-based compensation	443	1,022	2,809
Token-based compensation	268	435	177
	$2,446	$2,617	$3,663

General and administrative
Compensation and benefits	5,669	6,493	5,072
Share-based compensation	1,882	111	6,985
Token-based compensation	464	817	6,175
	$8,015	$7,421	$18,232

During the years ended December 31, 2023, 2022 and 2021, the Company incurred cost of $931, $899 and $608, respectively, related to employee post-retirement benefit plans contributions.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023, 2022 AND 2021

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 24: TAXES ON INCOME

The Company is an Israeli company for tax purposes and as such, subject to Israeli taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore income taxes are calculated as if the Company filed separate income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Israel corporate income tax rate - 23 percent in 2023, 2022 and 2021

●	United States federal weighted tax rate - 21 percent in 2023, 2022 and 2021 (30.8 percent state weighted tax rate)

●	Gibraltar tax rate - 12.5 percent in 2023, 2022 and after July 31, 2021, 10 percent before August 1, 2021.

a.	Tax assessments:

INX, ILSB and Midgard are subject to the tax assessment evaluation by the Israeli Tax Authority. After the receipt of such tax assessment the entity is no longer subject to the tax examination by the tax authority. The Company’s subsidiary, ILSB received the final tax assessment through 2017 tax year, whereas, Midgard and INX, has not received the final tax assessment since its incorporation.

b.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $67,137 as of December 31, 2023. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

c.	Theoretical tax:

As the Company and its subsidiaries incurred operating losses during the years ended December 31, 2023, 2022 and 2021 for which deferred income taxes were not recorded, as mentioned above in Note 24b, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

During years ended December 31, 2023, 2022 and 2021, the Company recognized income tax expense of $205, $119 and $0, respectively.

NOTE 25: SUBSEQUENT EVENTS

Grants under Equity and Token Incentive Compensation Plan of the Parent Company:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units of the Parent Company. All shares shall fully vest on January 8, 2028. In addition, the officer was also awarded 1,000,000 restricted INX Tokens subject to a lock-up agreement until January 8, 2027.

On February 13, 2024, a former service provider filed a lawsuit against one of the Company’s subsidiaries for a breach of contract. The total amount value of the claim is approximately $184. Management of the Company intends to vigorously defend its position against this claim and believes that its resolution will not result in a material adverse effect on the Company’s financial position.