Form 20-F
period 2024-12-31
INX Ltd
filed 2025-04-03
CIK 1725882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 47,635,875 ordinary shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this report our audited consolidated financial statements as of December 31, 2024. Our consolidated financial statements appearing in this report are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

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

Investing in INX Tokens or indirectly in the Company by way of purchasing shares of our sole shareholder, The INX Digital Company, Inc. (the “Parent Shares” and the “Parent” or “TIDCI”, respectively) involves a high degree of risk. Our businesses face significant risks and uncertainties. You should carefully consider the risks we describe below, along with all of the other information set forth in this annual report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens or Parent Shares. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to initiating or maintaining an investment in any INX Tokens or Parent Shares. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INX Tokens or Parent Shares could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INX Tokens or the Parent Shares.

You may lose all monies that you spend initiating or maintaining an investment in INX Tokens or indirectly investing in the Company, by purchasing the Parent Shares. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens or investing in the Company, we strongly urge you not to purchase any INX Tokens nor invest in the Company. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this report.

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

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. You should read and carefully consider these risks and all of the other information in this report, including the financial statements and the related notes included elsewhere in this report, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may face cyber-attacks and other cyber security risks.

●	We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

●	The crypto market was negatively impacted by the growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies.

●	We may not be able to continue development of the INX Digital, Inc. (“INXD”) and INX Securities, LLC (“INXS”) trading platforms as contemplated, or at all, or continue to receive the regulatory approvals necessary to operate our business as currently contemplated.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	The prospect of INX Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you or the Company.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	The price of INX Tokens is subject to substantial volatility.

●	The market for trading blockchain assets is still in the early stages of development and we expect to face intense competition from both regulated and unregulated blockchain asset trading platforms.

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses and negative cash flows from operations since inception

We have incurred operating losses since our inception. As of December 31, 2024, we had an accumulated deficit of $29.0 million. In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

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

The INX Securities trading platform is a registered broker-dealer and FINRA member that operates an SEC-registered alternative trading system, and the INX Digital trading platform is licensed, or otherwise qualified, to operate as a money transmitter in 49 U.S. states, plus Washington D.C. and Puerto Rico. We may seek to obtain money transmitter licenses or otherwise become qualified to operate in additional U.S. states or territories. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC. However, there can be no assurance that our platform will qualify for additional registrations that we may seek in the future, with the SEC, FINRA, U.S. state regulators and various other regulatory bodies, both in the U.S. and in other countries.

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

The Company’s policies or procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements

The Company conducts KYC and anti-money laundering (“AML”) diligence for every user it onboards onto its platform, regardless of whether that customer wishes to trade cryptocurrencies or security tokens. As part of that onboarding process, the Company uses a third-party provider to check the user against numerous lists, including the OFAC sanctions list. User due diligence is performed at the time of onboarding before the account is opened and before funds or assets are deposited into the user’s account on the trading platform. When a potential customer wants to open an account with the Company, he or she completes the online investor application and submits this information for review. Upon submission, the customer’s data is entered into our third-party service provider for verification against various sanctions lists like OFAC sanctions list and software-defined networking (“SDN”) for AML purposes. In addition, there is also a physical review of all the information by a customer specialist to confirm compliance with KYC checks and verifications. Upon successfully passing the AML/KYC process, and acknowledging applicable agreements, the account would be deemed approved and eligible for trading.

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

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by INX Trading Solutions, (“INX Trading Solutions” means the business conducted by the Company in the United States, which includes the INX Digital, Inc. (“INXD”) trading platform, the INX Securities, LLC (“INXS”) trading platform, and other related business activities), and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in INX Tokens and the Company.

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

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. In 2021, it was reported that China banned all cryptocurrency trading and mining; however, in reality cryptocurrency trading activity was still occurring there. It is still illegal in China except for personal investment or payment method.

South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. In 2023, South Korea advanced legislation with an aim to regulate cryptocurrencies under specific laws and regulations, which became law in July 2024. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. Cryptocurrency exchanges in Japan must register with the government and have the requisite licensing. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws. In 2023, Singapore finalized rules for regulating stablecoins and their issuers.

Other jurisdictions are still researching the subject. In November 2024, the UK Financial Conduct Authority ("FCA") published a series of pieces on crypto regulation, including its anticipated Crypto Roadmap, which sets out key dates for the development of a comprehensive regulatory framework for crypto in the UK and forecasts the publication of all Policy Statements to be completed by 2026, with the regime taking effect shortly thereafter.. In 2023, the United Arab Emirates opened a “free zone” with minimal rules to attract companies in digital assets to the country. Further developments in the country involved Value Added Tax being eliminated for digital asset transactions, enacted in 2024. For additional information see “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

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

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, United Kingdom, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

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

As an example, the crypto asset MATIC was listed on the INXD platform for some time before being delisted from the platform in 2023, rendering it unavailable on the platform. The Company may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties as a result of that period of time where MATIC was listed for trading on the INXD platform.

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

Additionally, the Company has established proactive internal procedures for the delisting and removal of assets from its INXS and INXD platforms.

During the review conducted by the compliance department, several factors are taken into account for both the INXS and INXD platforms. While this list is not exhaustive, it provides insight into some of the key considerations:

●	commitment of the team to the project

●	level and quality of development activity

●	trading volume and liquidity

●	stability and security of the network against attacks

●	network and smart contract stability

●	nature and level of public communication

●	responsiveness to periodic due diligence requests

●	evidence of unethical, fraudulent conduct, or negligence

●	contribution to a healthy and sustainable crypto ecosystem

●	relevance to recent regulatory developments

Additionally, as it pertains specifically to the INXS platform, the compliance department weighs:

●	recent regulatory developments regarding the secondary trading of securities

●	relevant state and federal court decisions determining the security status of a digital asset

●	issuer non-compliance with securities laws

During 2024, we decided to delist and cease trading the following tokens:

●	AAVE

●	UNI

●	CRV

All relevant trading pairs, including those associated with the above-mentioned tokens, have been removed from the INX trading platforms.

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

While the trading platform of INXS is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and the INXD trading platform is licensed as a money transmitter in certain states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries, including Israel. We are licensed or otherwise qualified to operate as a money transmitter in 49 U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more U.S. states and territories by the end of 2025. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

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

 In the U.S. we have obtained licenses or are otherwise qualified to operate as money transmitters (or the equivalent in the states where such licenses or equivalent are required to conduct our business) in 49 U.S. states as well as in the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to, among other things, capital requirements including the net worth of our subsidiary, INXD.

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

The Company places great importance on safeguarding customers’ crypto assets. During 2023, the Company implemented segregation of customer funds on deposit with certain bank partners following the CFTC segregation model under the CEA Rule 1.20, where customer funds are to be segregated and separately accounted for, to the extent feasible and available. We achieved this protection by amending contractual agreements with our custodian and certain banks holding customer funds. Such amendments, among other related provisions, include the addition of a written segregation acknowledgement letter issued by our custodian and banks acknowledging certain accounts to be specifically designated as holding customer funds and prohibit the right of offset between customer and house assets deposited by INX and held by such custodians and banks. The key objective of the contractual revisions is to separate assets held in specifically designated customer accounts from the Company’s general estate, thus making them bankruptcy remote and not subject to claims of general creditors, a required practice under CFTC rules, and a framework that we believe can be similarly applied by digital assets intermediaries. Pursuant to this segregation mechanism, the Company modified its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

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

As of December 31, 2024, our customer funds in fiat were held with our partnering banks, Byline Bank and BMO Bank, which are not affiliated with INX. All customer assets for clients trading digital assets on INXD are held at Byline Bank under a specifically designated custodial account. Customer funds for clients trading security tokens on INXS are held at an INX Transfer Agent, LLC f/b/o INX Securities, LLC Customers account at BMO Bank. INX Transfer Agent, LLC is an affiliated company of INX Securities.

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

The Company regularly faces attempts by possible malicious parties to try to gain unauthorized access to our systems, or to introduce malicious software to our systems. This will likely continue on a regular basis in the future. Our networks or data centers or those of our customers or third-party vendors may be subject to the same kind of attacks. Further, we may also be subject to increasing risks in connection with global conflicts; for example, the Israel-Hamas conflict, of a nature similar to those discussed above. To date, no cyber-attacks or attempts by third parties have resulted in any material impact to our business or operations.

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

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. The crypto industry has suffered a series of thefts, prompting questions about the security of customer funds, with hacking hauls totalling more than $2 billion in 2024 - the fourth straight year where proceeds have topped more than $1 billion. Nearly $19 billion in crypto has been stolen over thirteen years. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

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

We depend on the services of custodians and other agents and third-party service providers to carry out certain transactions and other business functions (including without limitation, Bitgo, our custodian). Errors and mistakes made by these third parties may be attributed to us and subject us to reputational damage, penalties or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

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

AVAXC

BTC

CRV

DOGE

DOT

ETH

EUROC

FTM

LTC

MELANIA

PAXG

PEPE

PYUSD

SOL

TRUMP

USDC

USDT

XRP

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

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022. From January, 2023 to February, 2024, Bitcoin increased in value by over 200%. The cryptocurrency market saw substantial growth throughout 2024, with Bitcoin price reaching an all-time high at $108,245 USD on December 16, 2024, accounting for 56.4% of the total value of the cryptocurrency market on that date.

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

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. At the time of this Annual Report on Form 20-F, several digital asset space bankruptcies are still pending closure. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that filed for bankruptcy protection. At the time of this Annual Report on Form 20-F, we have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

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

Access to banking is limited for crypto companies, and may impose risks of liquidity or operational challenges. In addition, during March 2023, the banking industry in the U.S. experienced disruptions, characterized by the failure of Silvergate Bank, Silicon Valley Bank, and Signature Bank. All three banks serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants. While the Company was not directly affected by the failure of these three banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments or similar developments in the future. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

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

Further, as of December 31, 2024, our cumulative Adjusted Operating Cash Flow was approximately negative $75.2 million. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, the token holders may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

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

Although the INX token holders have the right to use the INX Token to pay transaction fees on the INX.One Trading Platform, this functionality is not currently available. Due to the evolving regulatory landscape, and our understanding that payment of transaction fees with securities may not be clearly allowed under the current regulatory guidance for digital assets, we cannot determine whether this right will ever be available to INX token holders. As a result, we have offered a benefit to INX token holders whereby they are granted a discount on transaction fees on the INX.One Trading Platform based on how many INX Tokens are held in their INX Securities account. Holders of INX Tokens are entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One trading platform. We believe this aligns with regulatory guidelines while offering a benefit to INX token holders that offers value.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighbouring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. On January 19, 2025, a temporary ceasefire went into effect, the result of which is uncertain.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service.

As of the date of this Annual Report, we have not been materially impacted by any absences of personnel at our service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date of this Annual Report, we currently have 46 full-time employees, with 32 employees located in Israel and 14 employees located outside of Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced any material disruptions to our operations. However, the intensity and duration of Israel’s current war is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the declared ceasefires collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Recent Developments

On April 3, 2025, our sole shareholder, Parent, announced that it has entered into an arrangement agreement dated April 3, 2025 (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that values Parent’s equity at up to $60 million (assuming the Rollover Share Limit (as defined below) is achieved). Under the terms of the Arrangement Agreement, on closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, will acquire all of the issued and outstanding common shares of Parent (the “Shares”), other than those Shares already owned by Republic, for an aggregate amount of up to $54.8 million, where up to $18.8 million in consideration will be provided to the Rollover Shareholders (as defined below), as further described below, and fixed consideration of $36 million will be paid by Republic to the non-Rollover Shareholders. With respect to the consideration to be provided to the non-Rollover Shareholders, $20 million will be paid by Republic in cash upon completion of the Arrangement and $16 million will be paid by Republic 18 months following the Escrow Deposit Date (which is defined in the Arrangement Agreement) pursuant to the terms of a contingent value rights agreement (the "CVR Agreement").

Based on the number of Shares held by Republic and the Rollover Shareholders as of April 3, 2025, the combined cash and contingent value right (“CVR”) consideration payable to the non-Rollover Shareholders under the Arrangement (assuming full payment of the CVRs) represents a premium of approximately 457% to the closing price of C$0.05 on the Cboe Canada Inc. of the Shares on April 2, 2025 (based on an exchange ratio C$1 to US$0.70 on such date).

In connection with the Arrangement, Shy Datika, Founder and CEO of INX, and a company wholly-owned by Mr. Datika (the “Rollover Shareholders”) have entered into rollover agreements (“Rollover Agreements”) with Republic, pursuant which such shareholders have agreed to exchange their Shares ("Rollover Shares") for simple agreements for future equity (“SAFEs”) of Republic that have a face value equal to the number of Shares being transferred by such Rollover Shareholders pursuant to the Rollover Agreements multiplied by the per Share value that the non-Rollover Shareholders will receive pursuant to the Arrangement, assuming full payment of the CVR.

Prior to the Special Meeting (as defined below), subject to applicable law, additional shareholders of INX may enter into Rollover Agreements, provided that the aggregate percentage of Rollover Shares must not exceed, together with the Shares held by Republic, 40% of the issued and outstanding Shares at close (the “Rollover Share Limit”). Currently 26.32% of the issued and outstanding Shares at close are subject to Rollover Agreements or are owned by Republic. As a result, the final purchase price will value the Company’s equity between $48.9 million and $60 million (assuming full payment of the CVRs) depending on whether additional shareholders enter into Rollover Agreements.

The transaction will be completed pursuant to a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) and is subject to satisfaction of certain closing conditions, including court approval, the approval of the shareholders of the Company (as further described below) and certain regulatory approvals.

The Arrangement is expected to close within eight months following the date of the Arrangement Agreement, subject to the satisfaction of the closing conditions.

As part of the transfer of ownership, INX’s cash reserve fund, which as of the date hereof totals approximately $34.3 million, will be fully distributed to INX Token holders after closing of the transaction.

Subsidiaries

The Company operates through the following wholly-owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 49 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX Limited and is operated by INXD.

As of the date of this report, the following crypto assets are supported for trading on the INX Digital platform (identified by symbol):

AVAXC

BTC

CRV

DOGE

DOT

ETH

EUROC

FTM

LTC

MELANIA

PAXG

PEPE

POL

PYUSD

SOL

TCS

TRUMP

USDC

USDT

XRP

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

●

Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and starting 2022, Midgard develops the digital assets trading platform, security token trading platform, and other products, and holds Intellectual property.

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

Under the Token Offering, INX Tokens were bought by more than 7,200 retail and institutional investors in 75 countries, with more than 61,000 investors expressing interest but unable to invest in the Token Offering, in part due to the U.S. blue sky restrictions. In June 2021, it came to the attention of the Company that during the course of the Token Offering as it related to Canada, the Company did not take all steps that may be required under Canadian securities laws. As a result, the Company elected to unwind the transactions forthwith by cancelling the 1,948,483 INX Tokens that were sold to such purchasers and refunding US$1,753,635 representing the full purchase price of the INX Tokens sold.

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

Background& Current Market

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

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. The crypto industry has suffered a series of thefts, prompting questions about the security of customer funds, with hacking hauls totalling more than $2 billion in 2024 - the fourth straight year where proceeds have topped more than $1 billion. Nearly $19 billion in crypto has been stolen over thirteen years Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

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

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. According to CoinMarketCap.com, over 230 blockchain asset trading platforms (both spot and derivative exchanges) provide basic buy and sell services for one or more blockchain assets. According to Coingecko.com, as of March 11, 2025, the global cryptocurrency market cap was $2.74 Trillion. According to CoinMarketCap.com, the top platforms include Binance, Bybit, Coinbase Exchange, and OKX. The site tracks 253 spot exchanges with a total 24-hour trading volume of $1.75T.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. A January 2025 report by Chainalysis highlighted that in 2024, suspected wash trading on select blockchains may have accounted for up to $2.57 billion in trading volume. The most popular ways of manipulation are: pumping and dumping, whale wall spoofing and stop hunting, wash trading, and disseminating false information. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

On the digital securities side, we believe that this nascent market is beginning to blossom. The total security token market capitalization is reported to be approximately $34.15 billion, as per the April 2024 Security Token Market (“STM”) Market Report, and as of March 12, 2025, that market capitalization had grown to $61.75 billion.

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

According to Coingecko.com, as of March 4, 2025, around 113 cryptocurrency derivatives exchanges were operating globally, with 24-hour trade volumes of $1.12 Trillion. Top derivatives exchanges by trading volume (24h) included Binance, Deepcoin, BitMax, OKX.

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

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are qualified to operate as a money transmitter in forty-nine (49) U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more US states or territories by the end of the 2025 calendar year.

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

The INX Digital trading platform operates within the US, however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. The INX Digital platform offers secondary market trading in the following jurisdictions outside the US: Andorra, Angola, Anguilla, Antigua and Barbuda, Armenia, Australia, Austria, Azerbaijan, Bahrain, Belgium, Belize, Bermuda, Bhutan, Brazil, Brunei Darussalam, Bulgaria, Cape Verde, Chile, Colombia, Comoros, Croatia, Cyprus, Czech Republic, Denmark, Djibouti, Dominica, Dominican Republic, El Salvador, Estonia, Eswatini, Faroe Islands, Fiji, Finland, France, French Polynesia, Gambia, Georgia, Germany, Gibraltar, Greece, Grenada, Guatemala, Guernsey, Honduras, Hong Kong, Hungary, Ireland, Isle of Man, Israel, Italy, Japan, Jersey, Jordan, Kazakhstan, Kenya, Kiribati, Republic of South Korea, Kuwait, Kyrgyzstan, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Madagascar, Malaysia, Maldives, Malta, Marshall Islands, Mauritania, Mexico, Federated States of Micronesia, Republic of Moldova, Monaco, Mongolia, Montserrat, Mozambique, Nauru, Netherlands, New Zealand, Nigeria, Norway, Oman, Papua New Guinea, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Saint Kitts and Nevis, Saint Lucia, Saint Martin (French part), Saint Vincent and the Grenadines, Samoa, San Marino, Sao Tome and Principe, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, Solomon Islands, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan - Province of China, Timor-Leste, Tonga, Turkey, Turkmenistan, Turks and Caicos Islands, Tuvalu, Ukraine, United Arab Emirates, United Kingdom, and Uruguay.

On the INXS platform, the security tokens are available for trading in all 50 U.S. states, as well as in two U.S. territories and other foreign jurisdictions that we believe we have the right to operate in. The INXS platform offers secondary market trading in the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia, Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Republic of South Korea, Kuwait, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan - Province of China, Thailand, Turkey, Turks and Caicos Islands, United Arab Emirates, United Kingdom, Uruguay and Zambia.

For certain of our security tokens listed on our INXS platform, in addition to trading services, the Company also offers broker-dealer of record services for certain primary offerings in compliance with local laws. We provide these services to the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia, Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Republic of South Korea, Kuwait, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan - Province of China, Thailand, Turkey, Turks and Caicos Islands, United Arab Emirates, United Kingdom, Uruguay and Zambia.

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

●	Reserve Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating a reserve fund (the “Reserve Fund”), out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. As of March 31, 2025, there is an amount of $34.3 million in the Reserve Fund.

●

Our Robust Technology. We are developing technology to support rapid trading activity. Our platforms are custom-built to support the growing blockchain asset market, and to scale along with the continued growth of the market.

The architecture for the INX Trading Solutions matching engine is such that all orders are matched based on a “first in, first out” (“FIFO”) asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on our trading platforms, we offer incentives to attract high volume traders and establish strategic partnerships with market makers. INX Digital engages Keyrock s.a. and Flowdesk as independent liquidity providers on the INX Digital platform. INX Trading Solutions enables trading via web portal and application programming interface solutions (“API”). The INXS ATS allows users to place bids and offers in digital securities such as the INX Token. All orders are placed in the order book which are visible to all approved users of the ATS. The ATS only accepts limit orders placed by each user. The system will automatically execute the best bids or offers in the order book. The ATS enables this peer-to-peer trading for approved users that have passed the KYC/AML requirements of INXS.

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

As of the date of this Annual Report on Form 20-F, we offer services in the following crypto assets and security tokens (identified by symbol) on INX Trading Solutions, also known as INX.One:

INX Digital	INX Securities
AVAXC	INX
BTC	bGME
CRV	bGOOGL
DOGE	bMSFT
DOT	bNVDA
ETH	bTSLA
EUROC	DAKS
FTM	FURA
LTC	HAG
MELANIA	MSTO
PAXG	NOTE
PEPE	TRUCPAL
PYUSD	TRZX
SOL
TRUMP
USDC
USDT
XRP

The INX Digital platform operates within the U.S.; however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. Trading on the INX Digital platform is offered in the following 51 U.S. jurisdictions: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. For these assets, the Company offers listing and trading services.

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

INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets. After successfully completing the onboarding processes, which deliver distinct and separate user agreements for INX Securities and INX Digital, and receiving the relevant platform’s approval, customers gain entry to either INX Digital and/or INXS platforms through the INX.ONE hub, which integrates both security and crypto-asset trading on a single application. Users of INX.One can select either “crypto” or “security token” trading markets on the INX.One platform trading page, directing them to either the INX Digital or INX Securities trading platforms, respectively.

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

We have registered INXD with FinCEN as a federal money services business. In addition, as of March 20, 2025, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

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

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INXD is contracted with BitGo for both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. Pursuant to our agreement with BitGo, INX is holding two of the keys, and BitGo, Inc. is holding the other key. Two keys are created whenever INX establishes a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo ceases operations). The Company currently utilizes BitGo’s hot wallet multi-signature solution. The Company has reassessed its plan to transition to a cold storage solution, and, as of the date hereof, the Company intends to continue to utilize the hot wallet multi-signature solution for all cryptocurrency assets. Up to this point, the Company’s operations have exclusively relied on the hot wallet multi-signature solution.

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

As of March 31, 2025, there is approximately $3.8 million of customers’ funds held in BitGo wallets.

INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Cash Fund” or “Reserve Fund”. As of December 31, 2024, INX has segregated $34,325,000, which is restricted as the Cash Fund. The Cash Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

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

INX Securities does not provide custodial services for the funds traded on the Platform. INX Securities does not guarantee or otherwise have responsibility for settling the trades and does not, at any time, exercise any level of control over the cash being used to make the purchase. The user establishes an account at BMO bank's INX Transfer Agent, LLC f/b/o INX Securities, LLC customers bank account. INX Transfer Agent, LLC provides custodial services with respect to the platform users’ funds for US Dollars. The user consents to instruct INX to communicate instructions to the INX Transfer Agent, LLC account in order to allocate funds to and from the user’s bank account to effectuate settlement of a trade. As needed for trade funds settlement, banking instructions of the user are conveyed via API calls transmitted via the platform.

When a user desires to buy a security token, these banking instructions direct INX Transfer Agent, LLC f/b/o INX Securities, LLC customers account to allocate funds out of the user’s account to pay net sale proceeds to the seller’s account and to allocate commissions and fees to INX Securities’ account. Pursuant to the Digital Trading Agreement, entry of a Bid order on the Platform explicitly constitutes the user’s direct and complete instruction to INX Transfer Agent, LLC f/b/o INX Securities, LLC customers account to, upon match, allocate the net transaction proceeds from the Buyer’s trading account to the matched seller’s trading account and allocate commissions and fees from the Buyer’s trading account to INX Securities’ commission account and authorizes INX Securities to transmit this instruction, upon match, to the subject security’s digital registrar.

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

Once the platform receives confirmation that the digital registrar has changed the ownership name from the seller to the buyer, as represented by the digital registrar’s transfer of the security token from the seller’s Digital Wallet to the buyer’s Digital Wallet, INX Securities communicates the buyer’s funds distribution instructions via an API, as explicitly authorized by the buyer in the Digital Trading Agreement. These buyer instructions detail the net proceeds amount due to the seller and the amount of commissions and fees that will be  allocated to INX Securities.”

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

The distribution is calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution is based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2024, cumulative Adjusted Operating Cash Flow was negative $75.2 million. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of the Company’s cumulative Adjusted Operating Cash Flow is not self-executing and requires the approval of the Company’s financial statements and calculation of such distributions in good faith by the Company’s Board of Directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of the Company. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in ether which will be transferred to the INX Token holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the Token Offering).

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

Future Development

We plan to further develop our products and business, and in particular, to conduct the following development activities:

●	Develop full solution to support onboarding and trading of institutions - front and back office.

●	Enhance risk trading management tools.

●	Create the infrastructure to develop and launch new digital assets and/or integration with third party providers for specific solutions.

●	Execute the full vision of one regulated hub for digital assets – all under the same platform and share common processes (such as: registration, onboarding, trading, support).

●	Develop automated know-your-client (KYC) and anti-money laundering (AML) procedures.

●	Develop and launch a mobile application for digital securities trading.

●	Add additional payment methods for INX Trading Solutions.

●	Further develop multi-blockchain support for the INXS platform.

Our Growth Strategies

We believe that as INX Trading Solutions completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. We promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. We aim to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. We plan to continue to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business.

●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle,” where users will get benefits to buy INX Tokens. For example, INX Token holders may be entitled to a minimum of 10% discount on the trading fees on the INXS Trading Platform. This, in turn, may increase the value of the INX Token as the number of users on the INXS Trading Platform grows. In addition, holders of INX Tokens will be entitled to a distribution based on our net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. The Company has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

●	Single integrated solution. We believe that developing INX Trading Solutions with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. We intend to bolster our competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services. In the future, the Company intends to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Competition

We face intense competition in the blockchain asset trading market on a global level. As of March 11, 2025, top blockchain asset trading platforms, based on USD daily trading volume, include Binance, OKX, Coinbase, and Bybit.

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

For example, in January 2019, tZero Group announced that its security token trading platform was operational and began trading tZERO token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans to seek SEC approval to operate trading platforms for trading blockchain assets that are securities, and on April 14, 2021, Coinbase listed its shares on the Nasdaq stock exchange. In September 2021, Securitize Markets launched secondary trading for digital securities. In May 2023, Prometheum Ember Capital announced it had been approved by the Financial Industry Regulatory Authority to operate as a special purpose broker dealer for digital asset securities. In September 2024, tZero Group announced it had been approved by the Financial Industry Regulatory Authority to operate as a special purpose broker dealer for digital asset securities.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

Regulation of our Trading Solution

We have registered INX Digital with FinCEN as a federal money service business. In addition, as of March 20, 2025, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions.

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

Broker-dealers, like other securities market participants, must comply with the general “anti-fraud” provisions of the federal securities laws. The “anti-fraud” provisions prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities, and broker-dealers must conduct their activities to avoid these kinds of practices.

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

In December 2022, the SEC filed a complaint against Thor Technologies for the sale of its Thor tokens as unregistered securities from its 2018 ICO. The SEC highlighted in its complaint that the Thor tokens were marketed as an investment, and Thor did not give proper disclosures to investors regarding its financial condition and ability to generate profits.

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

The SEC has historically focused on the cryptocurrency industry, and we expect digital asset regulation to remain a focus over the longer term; however the current administration has signalled a more gentle approach to enforcement and has made motions in that direction.

In January 21, 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit (CETU), which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

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

Additionally, newly introduced European regulations establish the foundation for a new regulatory framework governing crypto assets within the EU. MiCA entered into force in 2023 and creates one of the most encompassing regulatory regimes designed to provide legal clarity and certainty for crypto-asset issuers, crypto-asset providers and crypto-assets not covered by existing financial services legislation. MiCA covers transparency and disclosure requirements for the issuing, offering to the public and admitting of crypto-assets to a trading platform; the authorization and supervision of crypto-asset service providers and issuers of asset-referenced and electronic money tokens; the operation, organization and governance of the issuers and crypto-asset service providers; protection for holders of crypto-assets and clients of service providers; measures to prevent insider dealing, unlawful disclosure of inside information and market manipulation. MiCA became effective on December 30, 2024, however, rules on asset-referenced tokens and e-money tokens applied starting on June 30, 2024, and impact any operations in the European Union. The new Regulation on the Traceability of Transfers of Funds (“TFR”) applied as of December 2024 and provides for the traceability of crypto-assets transfers and the authentication of users, aligning with FATF standards.

MiCA is part of a broader E.U. digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (“DORA”) which applied as of January 2025; and the DLT Pilot Regime which has started applying since March 2023 and provides, amongst others, a legal framework for trading and settlement of transactions in crypto-assets that qualify as financial instruments under MiFID II.

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

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. The majority of those Staff Notices have dealt with the question of when a cryptocurrency constitutes a security for securities law purposes, as well as providing specific regulatory guidance for cryptocurrency trading platforms that have Canadian resident customers and other businesses that hold cryptocurrencies on behalf of Canadian clients. As the Company does not have Canadian clients, or other Canadian operations, such regulatory guidance does not apply to the Company. In a September 2024 announcement, the Canadian Securities Administrators extended the deadline for registered crypto asset trading platforms ("CTPs") to comply with value-referenced crypto assets related terms and conditions to December 31, 2024. Additionally, during 2024 several CTPs received authorization to operate in Canada.

The Government of Gibraltar enacted the Financial Services (Distributed Ledger Technology Providers) Regulations (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. In April 2022, Gibraltar introduced the 10th core principle of their DLT Regulations, Market Integrity. This principle focuses on combating market and price manipulation, as well as any other activity that may negatively affect the reputation of Gibraltar’s digital asset market. The integrity of these markets is a key focus and Gibraltar intends to remain at the forefront of standard setting in the industry. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations, however, this will depend on the manner in which the sale of tokens is structured and the characteristics of the token. The Gibraltar Financial Services Commission ("GFSC") issued guidance notes in 2024 as to the scope of the DLT framework, to assist DLT providers in understanding and complying with their regulatory obligations.

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

Additionally, newly introduced European regulations establish the foundation for a new regulatory framework governing crypto assets within the EU. MiCA entered into force in 2023 and creates one of the most encompassing regulatory regimes designed to provide legal clarity and certainty for crypto-asset issuers, crypto-asset providers and crypto-assets not covered by existing financial services legislation. MiCA covers transparency and disclosure requirements for the issuing, offering to the public and admitting of crypto-assets to a trading platform; the authorization and supervision of crypto-asset service providers and issuers of asset-referenced and electronic money tokens; the operation, organization and governance of the issuers and crypto-asset service providers; protection for holders of crypto-assets and clients of service providers; measures to prevent insider dealing, unlawful disclosure of inside information and market manipulation. MiCA became effective starting on December 30, 2024, however, rules on asset-referenced tokens and e-money tokens applied starting on June 30, 2024, and impact any operations in the European Union. The new Regulation on the Traceability of Transfers of Funds (“TFR”) will applied as of December 2024 and provides for the traceability of crypto-assets transfers and the authentication of users, aligning with FATF standards.

MiCA is part of a broader E.U. digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (“DORA”) which applied as of January 2025; and the DLT Pilot Regime which has started applying since March 2023 and provides, amongst others, a legal framework for trading and settlement of transactions in crypto-assets that qualify as financial instruments under MiFID II.

United Kingdom

In October 2022, the House of Commons voted to give HM Treasury (HMT) the power to make crypto assets a regulated financial instrument. The vote clarified that ‘Digital Settlement Assets’ can be brought within the scope of the existing provisions of the Financial Services and Markets Act 2000 (FSMA).

The Financial Services and Markets Act of 2023 (FSMA 2023) became effective on June 29, 2023. It gives the government of the United Kingdom the authority to specify which cryptocurrency activities fall under the FSMA and to specify what activities fall under the Designated Activities Regime (DAR). FSMA 2023 also grants the authority to establish a regulatory regime for digital settlement assets (DSA), also known as stablecoins, for payment activities. On November 26, 2024, the UK Financial Conduct Authority ("FCA") published a series of pieces on crypto regulation, including its anticipated Crypto Roadmap, which sets out key dates for the development of a comprehensive regulatory framework for crypto in the UK and forecasts the publication of all Policy Statements to be completed by 2026, with the regime taking effect shortly thereafter.

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

The contractual relationship between the Company and the following Company Subsidiaries: INX Digital, INX Services, INXS and Midgard, are administered by a series of intercompany agreements that include services agreements, license agreements, loan agreements and expense sharing agreements.

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

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. The Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors of it determines that the Company has net cash balances sufficient to fund less than nine months of its operations. The Company intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2024, the Company held approximately 61.7 million (including 35 million not allocated to issue) INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2024, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected to be paid on April 30, 2025.

We offer holders of INX Tokens an entitlement to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Recent Developments

On April 3, 2025, our sole shareholder, Parent, announced that it has entered into the Arrangement Agreement with Republic in connection with a transaction that values Parent’s equity at up to $60 million. Under the terms of the Arrangement Agreement, on closing, the Purchaser will acquire all of the issued and outstanding common shares of Parent, other than those Shares already owned by Republic, for an aggregate amount of up to $54.8 million, where up to $18.8 million in consideration will be provided to the Rollover Shareholders. For more information regarding the Arrangement Agreement, see “Item 4. Information on The Company - History and Development of the Company – Recent Developments.

Results of Operations for the year ended December 31, 2024

Income

The Company's main sources of income are trading and transaction fees generated from providing digital assets and security tokens trading platforms to our customers.

Additionally, the Company generates revenue from services including technology consultation, listing services, and blockchain development services.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

In late 2022, INX launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure its performance. During the years ended December 31, 2024, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.4, while the total notional amount traded on the platform was $43 million.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, the Company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project.

The Company recorded an income of $0.9 million mostly set of against the cost of Nabatech 0.8 million, and the Company’s share (33%) in Nabatech’s loss of $0.7 million.

Total operating expenses

Operating expenses for the year ended December 31, 2024, were $12 million, and they consist of research and development, sales and marketing, general and administrative expenses, other expense, as well as the change in fair value of INX Token warrants.

−	Research and development expenses, of $3.1 million, primarily consist of costs of our technology development personnel, software and web services and other technology related expenses.

−	Sales and marketing expenses of $3.1 million primarily includes personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $6.7 million, mainly include the cost of personnel, compliance and legal costs, amortization of intangible assets, audit services and insurance.

−	Operating expenses include a gain on the change in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $0.9 million.

Gain (loss) on INX Tokens issued

Our balance sheet as of December 31, 2024 includes the INX Token liability of $25.8 million compared to $54.1 million as of December 31, 2023. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One trading platform. Accordingly, we elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss.

During the year ended December 31, 2024, the Company recorded an unrealized gain on INX Tokens issued of $28.4 million, compared to gain of $3.8 million recorded during the year ended December 31, 2023.

Net income (loss)

Our net loss from operations and net income for the year ended December 31, 2024, was $12.2 million.

Net Income from discontinued operation

Our net income from discontinued operation for the year ended December 31, 2024, was $1.2 million.

Total comprehensive income (loss)

Total comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). The other comprehensive income (loss) mainly includes unrealized gain (loss) on securities and investments held in our portfolio as part of our operating capital and the Reserve Fund. During the year ended December 31, 2024, we recognized $0.7 million unrealized gain on our investments. Total comprehensive Income for the year was $20.4 million.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights, which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale of INX Tokens (the “Adjusted Operating Cash Flow”). The distribution is based on the INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2024, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2025.

Our Adjusted Operating Cash Flow for the year ended December 31, 2024, was negative $10.7 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2024, was negative $75.2 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow as of December 31, 2024 (unaudited):

(in U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2023	$(64,460)
Less: Net cash used in operating activities in the year ended December 31, 2024	(10,714)
Less: Cumulative Adjusted Operating Cash Flow as of December 31, 2023 that formed the basis of distribution paid to INX Token holders on April 30, 2024 (there was no distribution)	-
Plus: Proceeds from INX Tokens during the year ended December 31, 2024	-
Less: Proceeds from initial sale of INX Tokens during the year ended December 31, 2024	-
Cumulative Adjusted Operating Cash Flow as of December 31, 2024	$(75,174)

Results of Operations for the year ended December 31, 2023

The 2023 figures were reclassified to reflect the discontinuing of the brokerage segment.

Income

The Company's main sources of income are trading and transaction fees generated from providing digital assets and security tokens trading platforms to our customers.

Additionally, the Company generates revenue from services including technology consultation, listing services, and blockchain development services.

In addition, as part of our risk management and trading activities, during 2023, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. As of the beginning of 2024, the trading activity by the Company’s subsidiary was discontinued.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

In late 2022, INX launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

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

In 2023, the company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally based in Switzerland, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. Both parties agreed to join their expertise to develop central bank digital currency solutions. We provide blockchain technology support and advisory services to Nabatech and earn revenue based on time and resources dedicated to the development project.

The Company recorded an income of $1.0 million mostly set of against the cost of Nabatech 1.0 million, and the Company’s share (33%) in Nabatech’s loss of $0.6 million.

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

Total operating expenses

Operating expenses for the year ended December 31, 2023, were $17.7 million, and they consist of research and development, sales and marketing, general and administrative expenses, other expense, as well as the change in fair value of INX Token warrants.

−	Research and development expenses, of $3.3 million, primarily consist of costs of our technology development personnel, software and web services and other technology related expenses.

−	Sales and marketing expenses of $3.9 million primarily includes personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $9.1 million, mainly include the cost of personnel, compliance and legal costs, amortization of intangible assets, audit services and insurance.

−	Other expense of $1.6 million includes a loss on derivative contracts as a result of a cyber breach incident. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1.6 million.

−	Operating expenses include a gain on the change in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $0.2 million.

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

Net income (loss)

Our net loss from operations and net loss for the year ended December 31, 2023, was $17.6 million.

Net Income from discontinued operation

Our net income from discontinued operation for the year ended December 31, 2023, was $0.3 million.

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

Results of Operations for the year ended December 31, 2022

The 2022 figures were reclassified to reflect the discontinuing of the brokerage segment.

Income

The Company's main sources of income are trading and transaction fees generated from providing digital assets and security tokens trading platforms to our customers.

Additionally, as part of our risk management and trading activities, during 2023, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. As of the beginning of 2024, the trading activity by the Company’s subsidiary was discontinued.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

In late 2022, INX launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

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

Total operating expenses

Operating expenses for the year ended December 31, 2022, were $15 million, and they consist of research and development, sales and marketing and general and administrative expenses, net of gain from the decrease in fair value of INX Token warrants issued to employees and service providers.

−	Research and development expenses, of $5.3 million, include the cost of development of our trading platform and primarily consist of costs of our technology research and development personnel and other technology development related expenses.

−	Sales and marketing expenses of $6.5 million primarily consist of personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $11.5 million, mainly include the cost of personnel, compliance and legal costs, software and technology infrastructure, audit services and insurance.

−	Operating expenses also include a decrease in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $8.3 million, which is recorded as a gain.

Net income (loss)

Our loss from operations for the year ended December 31, 2022, was $14.4 million. The net income for the year then ended was approximately $211.3 million, which includes an unrealized gain on INX Tokens issued of $226 million.

Loss from discontinued operation

Our loss from discontinued operation for the year ended December 31, 2022, was $0.4 million.

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

Comparison of operating results for the year ended December 31, 2024 and 2023

The following table presents an overview of our results of operations for years ended December 31, 2024 and 2023:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31
	2024	2023
Revenue
Transaction and brokerage fees	$422	$432

Service revenue	871	976
Cost of services	(836)	(976)
Gross profit on service revenue	35	-

Equity Loss on investment in associate	(651)	(591)

Sales of digital assets	-	11,380
Cost of digital assets	-	(11,380)
Change in revaluation of digital assets	-	235
Net gain (loss) on digital assets	-	235

Total income (loss)	(194)	76

Operating income (expenses):
Research and development	(3,082)	(3,319)
Sales and marketing	(3,112)	(3,876)
General and administrative	(6,712)	(9,107)
Other expense	-	(1,618 (
Change in fair value of INX Token warrant liability	936	204
Total operating expenses	(11,970)	(17,716)

Loss from operations	(12,164)	(17,640)

Unrealized gain (loss) on INX Tokens issued	28,394	3,775
Finance income	2,363	1,682
Financial expenses	(195)	(182)
Income (loss) before tax	18,398	(12,365)
Tax Income (expense)	(1)	20
Net income (loss) from continuing operations	$18,397	$(12,345)

Income from discontinued operations	105	290
Gain from sale of discontinued operations	1,145	-
Net income from discontinued operations	1,250	290
Net Income (loss)	19,647	(12,055)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	(265)	77
Unrealized gain (loss) on securities at fair value through other comprehensive income	600	1,086
Realized gain on investments – Sale of Subsidiary	356	-
Adjustments arising from translating financial statements from functional currency to presentation currency	44	(53)
Total other comprehensive income (loss)	735	1,110

Total comprehensive income (loss)	$20,382	$(10,945)
Earnings (loss) per share, basic and diluted
From continuing operation	$0.39	$(0.26)
From discontinued operation	0.02	0.01
	0.41	(0.25)
Weighted average number of shares outstanding, basic and diluted	47,635,875	47,635,875

Income

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

During the years ended December 31, 2024, and 2023, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.4 million and $0.4 million, respectively., while the total notional amount traded on the platform was $43.0 million and $48.0 million, respectively. The total trading and transaction fee revenue remained stable in 2024 compared to 2023, maintaining consistent revenue generation despite slight fluctuations in trading volume.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, the Company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. For the years ended December 31, 2024 and 2023, the Company recorded service income of $0.9 million and $1 million respectively, mostly offset against Nabatech's costs, while simultaneously recording its 33% share of Nabatech's equity losses amounting to $0.7 million and $0.6 million for the respective periods.

Revenue from purchases and sales of digital assets and trading of derivative contracts

As part of our risk management and trading activities, during 2023, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. As of the beginning of 2024, the trading activity by the Company’s subsidiary was discontinued.

Operating Expenses

Research and development expenses

We incurred $3.1 million in research and development expenses for the year ended December 31, 2024, compared to $3.3 million for the year ended December 31, 2023. Research and Development expenses decreased by $0.2 million from 2023 to 2024. The decrease was primarily driven by a decrease of $0.2 million in share-based compensation expense ,decrease in token-based compensation costs of $0.1 million, offset by an increase in other research and development costs of $0.1.

Sales and marketing expenses

We incurred $3.1 million in sales and marketing expenses for the year ended December 31, 2024, compared to $3.9 million for the year ended December 31, 2023. Sales and marketing expenses decreased by $0.8 million from 2023 to 2024. This decrease was mainly driven by customer support and personnel cost of $0.3 million, share-based compensation of $0.3 million, and a token-based compensation expense of $0.2 million.

General and administrative expenses

We incurred $6.7 million in general and administrative expenses during the year ended December 31, 2024, compared to $9.1 million for the year ended December 31, 2023. The decrease of $2.4 million was mainly driven by decreases in share-based compensation of $1 million, in personnel cost of $0.4 million, legal costs of $0.4 million, compliance and registration costs of $0.2 million, INX Token-based compensation expense of $0.1 million, and financial and audit expenses of $0.5 million, these decreases were offset by an increase in other general and administrative expenses of $0.2 million,

Our balance sheet as of December 31, 2024 includes the INX Token liability of $25.8 million compared to $54.1 million as of December 31, 2023. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2024 and 2023, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 13 in the audited consolidated financial statements).

In addition, we may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of December 31, 2024 and December 31, 2023 the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is 8,116,958 and 5,574,292 , respectively. The INX Token warrant liability of $0.7 million and $1.2 million at December 31, 2024 and 2023, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 14 in the financial statements).

Changes in fair value of the liabilities noted above are recorded through profit and loss in our consolidated statement of comprehensive income (loss). During the year ended December 31, 2024, the fair value of INX Tokens and INX Token warrants issued decreased, and is recorded as an unrealized gain in the statement of comprehensive income of $28.4 million and $3.8 million, respectively.

INX Token Valuation

The fair value of each INX Token as of December 31, 2024 and 2023, was $0.19 and $0.40, respectively.

Net income (loss)

Net income for the year ended December 31, 2024, was $19.6 million compared to net loss of $12.1 million for the year ended December 31, 2023, a decrease of $31.7 million. A substantial portion of this decrease is attributable to a increase in the unrealized on INX Tokens issued, of $28.4 million and $3.8 million, respectively, which is recorded through profit and loss. The increase in unrealized gain was offset by a decrease in operating expenses of $5.7 million and a decrease in Change in fair value of INX Token warrant liability of $0.7 million.

Total comprehensive income (loss)

Total comprehensive income for the year ended December 31, 2024 was $20.4 million compared to total comprehensive loss of $10.9 million for the year ended December 31, 2023, a decrease of $31.3 million. A substantial portion of this decrease is attributable to the change in the fair value of liabilities related to INX Tokens issued, which are recorded through profit or loss

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2024, was negative $10.7 million, compared to negative $7.8 million during the year ended December 31, 2023. The $2.9 million increase in cash outflows from operations is mainly due to significant non-cash adjustments, primarily the unrealized gain on INX Tokens issued of $28.4 million in 2024 compared to $3.8 million in 2023. Additionally, there were lower non-cash expenses including reduced share-based payments ($1.2 million vs $2.7 million) and a reversal in INX Token-based compensation (negative $0.5 million vs positive $0.7 million). We also experienced negative impacts from changes in working capital, particularly in prepaid expenses and receivables (negative $1.3 million vs positive $0.01 million) and accounts payable (negative $0.5 million vs positive $0.5 million). Furthermore, the $1.1 million gain from the sale of discontinued operations was backed out as a non-operating item. These factors collectively contributed to the increased negative operating cash flow despite the Company reporting a net income of $19.6 million in 2024 compared to a net loss of $12.1 million in 2023.

Comparison of operating results for the year ended December 31, 2023 and 2022

The following table presents an overview of our results of operations for years ended December 31, 2023 and 2022:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31
	2023	2022
Revenue
Trading and Transaction fees	$432	$874

Service revenue	976	-
Cost of services	(976)	-
Gross profit on service revenue	-	-

Equity Loss on investment in associate	$(591)	$-

Sales of digital assets	11,380	8,724
Cost of digital assets	(11,380)	(8,758)
Change in revaluation of digital assets	235	(188)
Net gain (loss) on digital assets	235	(222)

Total income	76	652

Operating income (expenses):
Research and development	(3,319)	(5,306)
Sales and marketing	(3,876)	(6,512)
General and administrative	(9,107)	(11,514)
Other expense	(1,618)	-
Change in fair value of INX Token warrant liability	204	8,294
Total operating expenses	(17,716)	(15,038)

Loss from operations	(17,640)	(14,386)

Unrealized gain (loss) on INX Tokens issued	3,775	226,044
Finance income	1,682	773
Financial expenses	(182)	(639)
Income (loss) before tax	(12,365)	211,792
Tax expenses	20	(58)
Net income (loss) from continuing operations	$(12,345)	$211,734

Income (Loss) from discontinued operation	290	(400)
Net income (loss)	(12,055)	211,334
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	77	424
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)	1,086	(1,353)
Adjustments arising from translating financial statements from functional currency to presentation currency	(53)	(513)
Total other comprehensive income (loss)	1,110	(1,442)

Total comprehensive income (loss)	$(10,945)	$209,892
Earnings (loss) per share, basic and diluted
From continuing operation	$(0.26)	$4.53
From discontinued operation	0.01	(0.01)
	(0.25)	4.52
Weighted average number of shares outstanding, basic and diluted	47,635,875	46,767,930

Income

Trading and Transaction fees

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

Sales and marketing expenses

We incurred $3.9 million in sales and marketing expenses for the year ended December 31, 2023, compared to $6.5 million for the year ended December 31, 2022. Sales and marketing expenses decreased by $2.6 million from 2022 to 2023. This decrease was mainly driven by decreases in marketing campaigns of $1.1 million, customer support and personnel cost of $0.5 million, share-based compensation of $0.6 million, online marketing of $0.2 million, and a token-based compensation expense of $0.2 million.

General and administrative expenses

We incurred $9.1 million in general and administrative expenses during the year ended December 31, 2023, compared to $11.5 million for the year ended December 31, 2022. The decrease of $2.4 million was mainly driven by decreases related to personnel cost of $1.5 million, legal costs of $0.7 million, compliance and registration costs of $0.5 million, amortization of intangible assets of $0.4 million, INX Token-based compensation expense of $0.4 million, software and web services of $0.3 million, depreciation of $0.2 million, and other administrative costs of $0.4 million. These decreases are offset by increases related to share-based compensation of $1.8 million, and financial and audit expenses of $0.2 million.

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

Changes in fair value of the liabilities noted above are recorded through profit and loss in our consolidated statement of comprehensive income (loss). During the year ended December 31, 2023, the fair value of INX Tokens and INX Token warrants issued decreased and is recorded as an unrealized gain in the statement of comprehensive income of $3.8 million and $226 million, respectively.

INX Token Valuation

The fair value of each INX Token as of December 31, 2023 and 2022, was $0.40 and $0.43, respectively.

Net income (loss)

Net loss for the year ended December 31, 2023, was $12.1 million compared to net income of $211.3 million for the year ended December 31, 2022, a decrease of $223.4 million. A substantial portion of this decrease is attributable to a decrease in the unrealized gain related to the change in fair value of INX Tokens and INX Token warrants issued, of $222.2 million and $8.1 million, respectively, which is recorded through profit and loss. The decrease in unrealized gain was offset by a decrease in research and development, sales and marketing, and general and administrative expenses of $7 million.

Total comprehensive income (loss)

Total comprehensive loss for the year ended December 31, 2023 was $11 million compared to total comprehensive income of $209.9 million for the year ended December 31, 2022, a decrease of $220.9 million. A substantial portion of this decrease is attributable to the change in the fair value of liabilities related to INX Tokens issued, which are recorded through profit or loss

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2023, was negative $7.8 million, compared to negative $22.3 million during the year ended December 31, 2022. The $14.5 million increase in cash outflows from operations is mainly due to significant non-cash adjustments, primarily the unrealized gain on INX Tokens issued of $3.8 million in 2023 compared to $226 million in 2022. Additionally, there were lower non-cash expenses including reduced share-based payments ($2.7 million vs $1.1 million) and a reversal in INX Token-based compensation (positive $0.7 million vs negative $6.9 million). We also experienced negative impacts from changes in working capital, particularly in digital assets (positive $1.6 million vs negative $1.7 million) and accounts payable (positive $0.5 million vs negative $1.1 million). These factors collectively contributed to the increased negative operating cash flow despite the Company reporting a net loss of $12.1 million in 2023 compared to a net income of $211.3 million in 2022.

Key Business Metrics

Security Token and Digital Asset Business

For our security token and digital assets business, we use the following key business metrics to evaluate our business, measure performance and make strategic decisions:

	Years ended December 31 (unaudited)
	2024	2023	2022
Number of Verified Accounts	2,968	5,946	30,584
Trading Volume	$43,039,000	$47,947,000	$133,469,000
Customer Assets on Platform	$6,555,000	$3,242,000	$2,609,000

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

B. Liquidity and Capital Resources.

Capital resources

Our consolidated financial statements as of December 31, 2024 have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of our significant expenditures and financial commitments.

As of December 31, 2024 and 2023, our operating capital of $13.4 million and $24.0 million, respectively, is held in cash and cash equivalents, U.S. Treasury securities, marketable corporate bonds and other investments as follows:

(U.S. Dollars in thousands)

	December 31, 2024	December 31, 2023

Cash and cash equivalents	$10,008	$12,572

Short-term investments
U.S. Treasury securities	-	4,604
Corporate bonds – marketable investments	2,922	5,889
Total short-term investments	$2,922	$10,493

Long-term investments
Corporate bonds – marketable investments	-	403
Investments in private equity	490	490
Total long-term investments	$490	$893

Total capital	$13,420	$23,958

Reserve Fund (otherwise referred to as Cash Fund)

As of December 31, 2022, INX had segregated $36 million as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1.6 million. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34.4 million. In April 2024, a human error in the Company’s trading platform execution led to a loss of $80,000. The Company promptly updated work procedures to prevent similar errors. The Company utilized funds set aside in the Reserve Fund to cover the loss, and as a result, as of December 31, 2024, the balance of the Reserve Fund was reduced from US$34.41 million to US$34.33 million.

The Reserve Fund consists of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

(U.S. Dollars in thousands)

	December 31, 2024	December 31, 2023
Cash and cash equivalents	14,209	16,522

Short-term investments
U.S. Treasury securities	2,954	986
Corporate bonds – marketable investments	8,848	15,996
Total short-term investments	11,802	16,982

Long-term investments
U.S. Treasury securities	-	901
Corporate bonds – marketable investments	8,314	-
Total long-term investments	8,314	901

Total Reserve Fund	34,325	34,405

Digital assets

As of December 31, 2024 and 2023, we held $1 million and $0.9 million, respectively, of digital assets for operating purposes.

Coin Symbol	December 31, 2024	December 31, 2023

BTC	$356	$354
USDC	251	453
ETH	146	86
AVAXC	73	-
USDT	26	23
LTC	16	15
ZEC	3	3
Other	114	15
-	985	949

Material cash commitments and contractual obligations

As of December 31, 2024 and 2023, we have the following short and long-term cash commitments and contractual obligations:

(U.S. Dollars in thousands)

	December 31, 2024	December 31, 2023
Current liabilities
Accounts payable and accrued expenses	1,570	2,900
Funds due to customers	6,555	3,242
Lease liability	228	390
Deferred revenue	-	85
Total current liabilities	8,353	6,617

Non-current liabilities
Lease liability	-	479
Total non-current liabilities	-	479
Total	8,353	7,096

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

Service revenue represents fees for technology consultation and advisory, as well as listing services performed by the Company under written agreements and is recognized upon the delivery of promised goods or services to the customer and when Company’s performance obligation to the customer is satisfied. The revenue is recognized in an amount that reflects the fair value of the consideration to which the Company expects to be entitled to, upon completion of the Company’s performance obligation for those services, as stated in the contract. As of December 31, 2024, the Company received payments prior to the completion of its performance obligation under contracts with customers, which are recognized as deferred revenue.

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information relating to our executive officers and board members, including their ages, as of March 20, 2025. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

Name	Age	Position
Shy Datika	56	Director, President & CEO
Itai Avneri	51	Deputy CEO & Chief Operating Officer
Maia Naor	41	Chief Product Officer
Alan Silbert	52	Director; Chief Executive Officer of North America
Paz Diamant	56	Chief Technology Officer
Naama Falach	45	Chief Financial Officer
Vlad Uchenik	54	Chief Compliance Officer; Chief Executive Officer of INXS
Soichiro Moro	47	Chief Strategy Officer
David Weild (1)	67	Independent Director
Nicholas Thadaney (1) (2)(3)	55	Independent Director
Thomas Lewis (1) (2)(3)	72	Independent Director
Hilary Kramer (2)(3)	60	Independent Director
Demetra Kalogerou	56	Independent Director

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with a specified defined period of term.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Governance Committee

Mr. Shy Datika is one of our founders and has served as our President since 2017 and CEO since 2022. Mr. Datika has also been a member of the board of directors since December 2021. Mr. Datika has more than 30 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 20 years, Mr. Datika has been extensively involved in financial technology (“fin-tech”) as an investor, director or manager of several companies, including as CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, anyoption, Ouroboros Ltd (CySec licenced CIF) and as an independent (external) director and the Chairman of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial markets.

Mr. Itai Avneri has served as our Deputy CEO since March 2022 and our Chief Operating Officer since January 2021. Mr. Avneri brings over 20 years of executive management experience into this role. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of anyoption, and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has served on the advisory boards of various enterprises and startups. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance plays a key role at INX Limited.

Ms. Maia Naor has served as our Chief Product Officer and has been with the Company since its founding. Ms. Naor has fifteen years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Alan Silbert has served as our Secretary and our Chief Executive Officer of North America since April 2021. Mr. Silbert has also been a member of the board of directors since March 2018. He joined the Company in March 2018 as Executive Managing Director. He has over 28 years of experience in the financial services industry. Mr. Silbert is responsible for Company operations in North America, and his responsibilities include facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading regulatory and licensing processes. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Venture Debt teams. Prior to that, he was Senior Vice President at GE Capital and Vice President at Merrill Lynch Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

Mr. Paz Diamant has served as our Chief Technology Officer since July 2021. Mr. Diamant has more than 27 years of experience in the banking and financial technology industry. From November 2013 to January 2021, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

Ms. Naama Falach has served as the Chief Financial Officer of The INX Digital Company, Inc. since June 2024. Prior to her appointment as CFO, she served as SVP Finance from April 2021 to June 2024, where she was an essential component of INX's going public transaction and part of the SEC's registration for the company's security token initial public offering. Ms. Falach brings over 20 years of financial leadership experience across multiple publicly traded companies in the United States, Canada, and Israel. She has extensive expertise in financial and regulatory reporting (US GAAP and IFRS), SOX compliance, ERP implementations, cash management, and operational excellence. Prior to joining INX, Ms. Falach served as CFO and COO of NGG Global Consulting (2018-2021), CFO of Anyfinancial Tech Ltd. (2015-2018), GVP Finance at Syneron-Candela Ltd. (NASDAQ, 2014-2015), CFO of Orckit-Corriegent (NASDAQ and TASE, 2013-2014), and CFO of Flight-Medical Ltd. (TASE, 2009-2013). She began her career at PwC Israel (Kesselman & Kesselman), where she rose to Senior Manager (2003-2009). Ms. Falach currently serves as an external board member at Parazero Technologies LTD. (NASDAQ), Maris Tech (NASDAQ), and board member at Crow Technologies (OTC: CRWTF) and Argaman Industries (TASE). Ms. Falach holds a Bachelor of Arts (B.A.) in Business Administration and Accounting from the College of Management in Rishon LeZion, Israel. She is a Certified Public Accountant since 2005 and completed the Executive and Board Program at IDC Herzliya, Israel in 2019.

Mr. Vlad Uchenik is Chief Compliance Officer for the INX Trading Solutions group of companies and the Chief Executive Officer of INXS. Mr. Uchenik has over 28 years of experience in the financial services industry. Vlad is currently CEO and CCO for INXS, and together with its predecessor entities - Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks - has altogether been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ’40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

Mr. Soichiro Moro has served as the Chief Strategy Officer of the Company since June 2024. Mr. Moro has over twenty years of financial services experience mostly working for companies in the United States. From February 2016 until August 2022, Mr. Moro served as Chief Executive Officer at Genesis Global Trading, a prime services provider for institutional investors in the cryptocurrency space.  Mr. Moro began his career working at Citi's investment banking division, where he focused on fixed income and M&A transactions for depository institutions and specialty finance companies.  Mr. Moro is a graduate of Georgetown University and holds an undergraduate degree in Business Administration with a concentration in International Business.

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

Mr. Thomas K. Lewis, Jr. has been an independent director of the Company since October 2018. Mr. Lewis was the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis retired from Noble 4 Advisors in January 2021. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis has served on the advisory board of Xpansiv Limited, a global marketplace for ESG commodities, including carbon, RECs, digital fuels, and water rights, since 2021. Mr. Lewis currently serves on the board of FiùturX (June 2023 to present). Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science, and served for twelve years as a member of the Board of Trustees of the University of New Haven. He served as Chairman of the Advisory Board for Gore School of Business at Westminster College. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

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

Ms. Demetra Kalogerou has been an independent director of the Company since February 2023. Mrs. Demetra also currently serves as a non-executive independent board member of the listed company Swissquote Group Holding Ltd., the listing company Premier Energy PLC, and of the private company Ecommbx Ltd. Ms. Kalogerou (BSc, MSc, MPhil) from September 2011 to September 2021 was the Chairwoman of CYSEC, the independent public supervisory Authority responsible for the supervision of the Capital Markets, the investment services market, all the transactions in transferable securities and other financial instruments carried in and out of the Republic of Cyprus and the collective investment and asset management sector. It also supervises firms offering administrative services as well as Crypto Exchanges only in terms of AML issues and financial terrorism. From 2011 to 2021, she participated in the board of supervisors of the European Securities and Markets Authority (ESMA). Also, from November 2012 until February 2021, she was a member of the Cyprus Public Audit Oversight Board, which has been established for the oversight of auditors and audit firms. Furthermore, from November 2019 until June 2021 Mrs. Kalogerou chaired the ad-hoc tripartite committee and she was also a member of the four-party committee concerning the investigation of the naturalization of all persons done through the CIP. Additionally from September 2013 until June 2014, Mrs. Kalogerou has been a member of the Resolution Authority, with the Minister of Finance and the Governor of Central Bank of Cyprus, which supervised the implementation of the resolution of financial institutions in Cyprus. Previously, she also served as a senior executive at the Cyprus Stock Exchange.

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

Compensation provided to key management personnel and directors for the years ended December 31, 2024, and 2023 and 2022 was as follows:

(U.S. Dollars in thousands)

	Year ended December 31
	2024	2023	2022

Cost of service:
Compensation and benefits	$226	$226	$-
	$226	$226	$-

Research and development:
Compensation and benefits	$263	$234	$465
Share-based compensation (*)	24	190	70
INX Token-based compensation	324	41	6
	$321	$465	$541

Sales and marketing:
Compensation and benefits	$167	-	$369
Share-based compensation (*)	37	-	176
INX Token-based compensation	14	-	298
	$218	$-	$843

General and administrative:
Compensation and benefits	$2,760	$2,934	$2,204
Share-based compensation (*)	884	1,702	543
INX Token-based compensation	296	396	278
	$3,940	$5,032	$3,025
Total compensation and benefits	$4,705	$5,723	$4,409

Change in fair value of INX Token and warrant liabilities	$(2,943)	$(830)	$(20,133

(*)	See Note 17 Share-Based Payment to the consolidated audited financial statements as of December 31, 2024, for the description of options granted by Parent to employees of the Company that are exercisable into Common shares of Parent.

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

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of TIDCI shares that may be issued pursuant to share awards under the TIDCI Equity Incentive Plan may not exceed 49,192,357 shares. Should any award for any reason expire or be canceled prior to its exercise or relinquishment in full, the share underlying to such award may again, according to the TIDCI Board’s sole and absolute discretion, be subject to an award under the TIDCI Equity Incentive Plan, provided, however, that shares that have actually been issued under the TIDCI Equity Incentive Plan shall not be returned to the TIDCI Equity Incentive Plan and shall not become available for future distribution under the TIDCI Equity Incentive Plan. The aggregate number of shares to be delivered upon the exercise of all awards granted under the TIDCI Equity Incentive Plan shall not exceed the maximum number of shares permitted under the rule of any stock exchange on which shares are then listed or other regulatory body having jurisdiction.

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

D. Employees.

Each individual who provides services to us does so through an employment, services, consulting or similar agreement.

Company(1)	Location	Management	Financing	Development	Administration and Other Positions	Total
INX Limited (Gib.) (2)	Israel, Cyprus and Gibraltar	1	0	0	7	8
INX Digital, Inc. (US) (2)	United States	3	0	0	3	6
Midgard Technologies Ltd. (Israel) (2)	Israel	1	4	20	6	31

Total		5	4	20	16	45

Notes:

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	Employees/service providers of INXL, INXS, INXD and Midgard also provide services to other entities in the group.

E. Share Ownership.

As of March 31, 2025, 47,635,875 of our ordinary shares are outstanding and are held by TINDCI. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options and warrants that are exercisable within 60 days from the date of this report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of March 31, 2025, none of the outstanding ordinary shares are held by U.S. Persons.

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

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
The INX Digital Company Inc.*	47,635,875	100%

Senior Management and Directors(1)
Shy Datika	-	-
Naama Falach	-	-
Itai Avneri	-	-
Maia Naor	-	-
Vlad Uchenik	-	-
Alan Silbert	-	-
Paz Diamant	-	-
David Weild	-	-
Nicholas Thadaney	-	-
Thomas Lewis	-	-
Hilary Kramer	-	-
Demetra Kalogerou	-	-
Soichiro Moro	-	-
All of the senior management and directors as a group (13 persons)	-	-

*	Some of the Senior Management and Directors of the Company hold common shares of TIDCI and options to purchase common shares of TIDCI.

(1)	The address of Senior Management and Directors is INX Limited’s registered office at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of March 31, 2025, by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding tokens; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% INX Tokenholders
-	-	-

Senior Management and Directors
Shy Datika(1)	7,460,407	3.7%
Naama Falach(2)	-	*
Itai Avneri(3)	353	*
Maia Naor(4)	917,966	*
Alan Silbert(5)	500,088	*
Paz Diamant(6)	83,300	*
David Weild(7)	-	*
Nicholas Thadaney(8)	361,667	*
Thomas Lewis(9)	365,167	*
Hilary Kramer(10)	-	*
Demetra Kalogerou(11)	-	*
Vlad Uchenik(12)	88,334	*
Soichiro Moro(13)	-	*
All of the senior management and directors as a group (13 persons)	9,777,282	4.9%

*	Less than 1%

(1)	Mr. Datika, founder, director, and CEO, holds (directly and/or through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder) (i) 7,460,407 INX Tokens, and (ii) 1,500,000 restricted INX Tokens held pursuant to a Restricted Token Award that are currently unvested.

(2)	Ms. Naama Falach, our Chief Financial Officer, holds the following options: (a) an option to purchase 25,000 INX Tokens at a price of $0.28 per Token, (b) an option to purchase 200,000 INX Tokens at a price of $0.22 per Token, and (c) an option to purchase 166,500 INX Tokens at a price of $0.21 per Token: of which options to purchase 83,332 INX Tokens have vested or will vest within 60 days of March 31, 2025.

(3)	Mr. Avneri, our Chief Operating Officer, holds (i) 353 tokens, and (ii) the following options: (a) an option to purchase 360,000 INX Tokens at a price of $0.09 per Token, (b) an option to purchase 350,000 INX Tokens at a price of $0.22 per Token, and (c) an option to purchase 226,440 INX Tokens at a price of $0.21 per Token; of which options to purchase 476,666 INX Tokens have vested or will vest within 60 days of March 31, 2025.

(4)	Ms. Maia Naor, our Chief Product Officer, holds (i) 917,966 INX Tokens, and (ii) the following options: (a) an option to purchase 200,000 INX Tokens at a price of $0.22 per INX Token, and (b) an option to purchase 99,900 INX Tokens at a price of $0.21 per INX Token; of which 66,666 have vested or will vest within 60 days of March 31, 2025.

(5)	Mr. Silbert, a director of the Company and Chief Executive Officer of North America, holds (i) 500,088 INX Tokens, and (ii) 363,333 restricted INX Tokens held pursuant to a Restricted Token Award.

(6)

Mr. Diamant, our Chief Technology Officer, holds (i) 83,600 INX Tokens, and (ii) the following options: (a) an option to purchase 200,000 INX Tokens, at the price of $0.08 per Token, (b) an option to purchase 25,000 INX Tokens at an exercise price of $0.28 per INX Token, (c) an option to purchase 175,000 INX Tokens at a price of $0.22 per INX Token, and (d) an option to purchase 41,292 INX Tokens at a price of $0.21 per INX Token; of which options to purchase 275,000 INX Tokens have vested or will vest within 60 days of March 31, 2025.

(7)	Mr. Weild, our director, holds options to purchase an aggregate amount of 479,414 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(8)	Mr. Thadaney, our director, holds (i) 361,667 INX Tokens, (ii) options to purchase 117,747 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(9)	Mr. Lewis, our director, holds (i) 365,167 INX Tokens, and (ii) options to purchase 115,416 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(10)	Ms. Hilary Kramer, our director, holds options to purchase 101,430 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(11)	Ms. Demetra Kalogerou, our director, holds options to purchase 99,099 INX Tokens at an exercise price equal to the fair market value of the INX Token at the date of each grant.

(12)

Mr. Vlad Uchenik, Chief Compliance Officer of the Company and Chief Executive Officer of INXS, holds (i) 88,334 INX Tokens, and (ii) 116,667 restricted INX Tokens held pursuant to a Restricted Token Award.

(13)	Mr. Soichiro Moro, Chief Strategy Officer, holds 200,000 restricted INX Tokens held pursuant to a Restricted Token Award.

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

Record Holders

As of March 31, 2025, there was one holder of record of our shares that is not incorporated in the United States.

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

Relationships and Transactions with Directors and Executive Officers

Mr. David Weild, Chairman of the Board of Directors

Transactions Involving the Company’s Securities

Under the Weild Engagement Letter, Mr. Weild shall receive a monthly issuance of 3,500 INX Tokens in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Weild are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved to Mr. Weild the following grants: (i) in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI and (ii) in January 8, 2024, a grant of options to purchase 467,442 Ordinary Shares of TIDCI; all pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

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

Mr. Nicholas Thadaney, Independent Director

Transactions Involving the Company’s Securities

Under the Thadaney Engagement Letter, Mr. Thadaney shall receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Thadaney are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved to Mr. Thadaney the following grants: (i) in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI , (ii) in January 8, 2024, a grant of options to purchase 467,442 Ordinary Shares of TIDCI, and (iii) in December 17, 2024, a grant of options to purchase 18,500 Ordinary Shares of TIDCI; all subject to a restricted stock unit pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the options to purchase shares underlying such grant shall be equal to their fair market value on the date of each grant.

 In January 2023, Mr. Thadaney converted part of his Director Fees into options to acquire 131,929 Ordinary Shares in TIDCI which were issued under form of Restricted Share Units.

Management, Services or Consulting Agreement

Mr. Thadaney has entered into a written services agreement with our Company, pursuant to which Mr. Thadaney provides services to the Company as a member of the Board of Directors (the “Thadaney Engagement Letter”).

Mr. Thomas Lewis, Independent Director

Transactions Involving the Company’s Securities

Under the Lewis Engagement Letter, Mr. Lewis shall receive a monthly issuance of 3,500 INX Tokens per month in consideration for $0.01 per Token, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token. On June 9, 2021, our Board of Directors resolved that, commencing as of June 1, 2021, the grant of options to purchase INX Tokens by our directors shall be made based on an exercise price equal to the fair market value of the INX Tokens on the date of the grant and that such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. Effective June 1, 2021, options to purchase INX Tokens granted to Mr. Lewis are issued in accordance with the June 9, 2021 Board resolution. The Board of Directors of TIDCI approved to Mr. Lewis the following grants: (i) in November 2022 a grant of options to purchase 265,257 Ordinary Shares of TIDCI and (ii) in January 8, 2024, a grant of options to purchase 467,442 Ordinary Shares of TIDCI; all pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Mr. Lewis has entered into a written services agreement with our Company, pursuant to which Mr. Lewis provides services to the Company as a member of the Board of Directors (the “Lewis Engagement Letter”).

Ms. Hilary Kramer, Independent Director

Transactions Involving the Company’s Securities

Under the Kramer Engagement Letter, Ms. Kramer shall receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. The Board of Directors of TIDCI approved to Ms. Kramer the following grants: (i) in November 2022 a grant of options to purchase 66,314 Ordinary Shares of TIDCI , and (ii) in January 8, 2024 a grant of options to purchase 467,442 Ordinary Shares of TIDCI; all pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on the date of each grant.

Management, Services or Consulting Agreement

Ms. Kramer has entered into a written services agreement with our Company, pursuant to which Ms. Kramer provides services to the Company as a member of the Board of Directors.

Ms. Demetra Kalogerou, Independent Director

Transactions Involving the Company’s Securities

Under the Kalogerou Engagement Letter, Ms. Kalogerou shall receive options to purchase 3,500 Tokens per each month of services to the Company at an exercise price equal to the fair market value of the Tokens on the date of the grant. Such options shall be granted following the end of each calendar quarter, with respect to the months of services in such calendar quarter. The Board of Directors of TIDCI approved to Ms. Kalogerou the following grants: (i) in November 2022 a grant of options to purchase 66,314 Ordinary Shares of TIDCI , (ii) in January 8, 2024, a grant of options to purchase 467,442 Ordinary Shares of TIDCI, and (iii) in December 17, 2024, a grant of options to purchase 6,500 Ordinary Shares of TIDCI; all pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the option to purchase shares underlying such grant shall be equal to their fair market value on the date of each grant.

In January 2023, Ms. Kalogerou converted part of her Director Fees into options to acquire 43,976 Ordinary Shares in TIDCI which were issued under form of Restricted Share Units.

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

On March 15, 2022, the Board of Directors of TIDCI approved a grant of 509,617 Ordinary Shares of TIDCI to Mr. Silbert pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

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

On April 12, 2022, the Company’s Board of Directors approved a grant of 100,000 Restricted Tokens to Mr. Silbert pursuant to the terms of the Omnibus Compensation Plan of the Company, subject to the standard vesting provisions set forth in such plan.

On May 12, 2023, the Company’s Board of Directors approved a grant of 120,000 Restricted Tokens to Mr. Silbert pursuant to the terms of the Omnibus Compensation Plan of the Company, subject to the standard vesting provisions set forth in such plan.

On May 26, 2024, the Company’s Board of Directors approved a grant of 250,000 Restricted Tokens to Mr. Silbert pursuant to the terms of the Omnibus Compensation Plan of the Company, subject to the standard vesting provisions set forth in such plan.

On May 26, 2024, the Board of Directors of TIDCI approved a grant of 353,502 Ordinary Shares of TIDCI to Mr. Silbert pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 470,000 Restricted Share Units of TIDCI to Mr. Silbert pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan.

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

On May 26, 2024, Mr. Datika, through Triple-V, was awarded 500,000 restricted INX Tokens subject to a restricted period of 3 years, whereby the award fully vests on May 25, 2027.

In January 2023, Mr. Datika, through Triple-V, converted part of his Director Fees into options to acquire 593,678 Ordinary Shares in TIDCI which were issued under form of Restricted Share Units.

 On January 8, 2024, the Board of Directors of TIDCI approved a grant of 2,337,212 Restricted Share units of TIDCI to Mr. Datika, through Triple-V, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

 On May 26, 2024, the Board of Directors of TIDCI approved a grant of 471,336 Restricted Share units of TIDCI to Mr. Datika, through Triple-V, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 82,500 Ordinary Shares of TIDCI to Mr. Datika, through Triple-V, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI. The exercise price of the shares underlying such grant shall be equal to their fair market value on December 17, 2024 (the date of the grant).

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

On February 8, 2022, the Board of Directors of TIDCI approved a grant of 786,535 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant). On June 30, 2022, the Board of Directors of TIDCI approved a grant of 786,535 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on June 30, 2022 (the date of the grant). On May 12, 2023, the Board of Directors of TIDCI approved a grant of 262,926 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant). On May 26, 2024, the Board of Directors of TIDCI approved a grant of 353,502 options to purchase Ordinary Shares of TIDCI to Ms. Naor pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant). On December 17, 2024, the Board of Directors of TIDCI approved a grant of 405,206 Restricted Share Units of TIDCI, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

Mrs. Naor has an option to purchase 200,000 INX Tokens at a price of $0.22 per INX Token and an option to purchase 99,900 INX Tokens at a price of $0.21 per INX Token.

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

On March 15, 2022, the Board of Directors of TIDCI replaced such commitment to issue options to purchase shares of the Company with a grant of 607,698 Restricted Shares of TIDCI (net number of Restricted Shares, issued on a “cashless basis”). On May 12, 2023, the Board of Directors of TIDCI approved a grant of 262,926 options to purchase Ordinary Shares of TIDCI to Mr. Diamant pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2022 (the date of the grant). On May 26, 2024, the Board of Directors of TIDCI approved a grant of 235,668 options to purchase Ordinary Shares of TIDCI to Mr. Diamant pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

Mr. Diamant holds 83,600 INX Tokens, options to purchase 441,292 INX Tokens, at exercise prices ranging from $0.08 to $0.28 per Token.

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

On May 26, 2024, the Board of Directors of TIDCI approved a grant of 471,336 options to purchase Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 45,000 options to purchase Ordinary Shares of TIDCI to Mr. Avneri pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on December 17, 2024 (the date of the grant).

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 230,000 Restricted Share Units of TIDCI to Mr. Avneri, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

Mr. Avneri holds options to purchase 936,440 INX Tokens at an exercise price ranging from $0.09 to $0.22 per INX Token.

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

On Nay 26, 2024, the Board of Directors of TIDCI approved a grant of 235,668 Ordinary Shares of TIDCI to Mr. Uchenik pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 120,000 Restricted Share Units of TIDCI to Mr. Uchenik, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

The Company’s Board of Directors also approved, all subject to a Restricted Token Agreement: (i) a grant of 75,000 INX Tokens effective April 12, 2022, (ii) a grant of 75,000 INX Tokens effective December 8, 2022, (iii) a grant of 25,000 INX Tokens effective May 12, 2023. and (iv) a grant of 50,000 INX Tokens effective May 26, 2024.

Ms. Naama Falach, Officer

On May 31, 2024, the Board of Directors of TIDCI appointed Ms. Falach to serve as the Chief Financial Officer of the INX group of companies.

Transactions Involving the Company’s Securities

On March 15, 2022, the Board of Directors of TIDCI approved a grant of 509,617 options to purchase Ordinary Shares of TIDCI to Ms. Falach pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

On March 24, 2022, the Board of Directors of TIDCI approved a grant of 509,617 options to purchase Ordinary Shares of TIDCI to Ms. Falach pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on March 15, 2022 (the date of the grant).

On May 12, 2023, the Board of Directors of TIDCI approved a grant of 262,926 options to purchase Ordinary Shares of TIDCI to Ms. Falach pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 12, 2023 (the date of the grant).

On January 8, 2024, the Board of Directors of TIDCI approved a grant of 500,000 options to purchase Ordinary Shares of TIDCI to Ms. Falach pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on January 8, 2024 (the date of the grant).

On May 26, 2024, the Board of Directors of TIDCI approved a grant of 707,005 options to purchase Ordinary Shares of TIDCI to Ms. Falach pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

On December 17, 2024, the Board of Directors of TIDCI approved a grant of 380,000 Restricted Share Units of TIDCI to Ms. Falach, pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI.

Ms. Falach holds options to purchase 391,500 INX Tokens at an exercise price ranging from $0.21 to $0.29 per INX Token.

Mr. Soichiro Moro, Officer

Management, Services or Consulting Agreement

Mr. Moro serves as the Chief Strategy Officer for the Company, pursuant to an offer letter with INX Digital.

Transactions Involving the Company’s Securities

On May 26, 2024, the Board of Directors of TIDCI approved a grant of 1,767,511 options to purchase Ordinary Shares of TIDCI to Mr. Moro pursuant to the terms of the Omnibus Equity Incentive Compensation Plan of TIDCI, subject to the standard vesting provisions set forth in such plan. The exercise price of the shares underlying such grant shall be equal to their fair market value on May 26, 2024 (the date of the grant).

The Company’s Board of Directors also approved on the same date, subject to a Restricted Token Agreement, a grant of 200,000 restricted INX Tokens.

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

On May 15, 2024, the Company announced that it would not extend the “drop-dead-date” for execution of a definitive agreement with Republic, and that the term sheet for the potential acquisition would lapse.

On April 3, 2025, Parent, announced that it has entered into the Arrangement Agreement with Republic. For more information regarding the Arrangement Agreement, see “Item 4. Information on The Company - History and Development of the Company – Recent Developments.

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

The Investment Canada Act generally prohibits an “entity” that is not Canadian-controlled from effecting an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review, unless after review, the Director of Investments appointed by the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to whether the direct acquisition of control is made by (i) an investor that is controlled by nationals of a specified free trade party; (ii) a national of a World Trade Organization (WTO) member state; or (iii) a state-owned enterprise. Any investment, regardless of the applicable financial threshold for review, may be reviewed on national security grounds. An acquisition of control is presumed to occur under the Investment Canada Act if a non-Canadian acquires a majority of the ordinary shares. An acquisition resulting in the non-Canadian purchaser holding one third or more, but less than a majority, of the ordinary shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the ordinary shares. Certain transactions relating to the ordinary shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the ordinary shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the ordinary shares, remained unchanged.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal controls over financial reporting were effective as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2024 and 2023, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and an independent public accounting firm, was our principal auditor for the year ended December 31, 2024 and 2023. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditor for the year ended December 31, 2025.

(U.S. dollars in thousands)

	Year Ended December 31,
	2024	2023
Services Rendered	(U.S. dollars in thousands)
Audit services (1)	490	490
Total	490	490

(1)	These include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as Exhibit 11.2 to this annual report.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
1.2	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect (Previously filed as Exhibit 1.2 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference)
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1, filed on August 12, 2020 and herein incorporated by reference)
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.1#	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.2#	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.6#	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.8#	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.9#	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.10#	Amended and Restated letter of invitation, dated June 25, 2018, between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.11#	Letter of Invitation, dated July 10, 2018, between Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.12#	Letter of Invitation, dated September 21, 2018, between Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)

4.13	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.14#	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.15#	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.16#	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.17#	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.19#	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.20#	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.21#	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.22#	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.23#	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.24	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.25#	Services Agreement, dated December 24, 2020, between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.26	Amended and Restated Securities Exchange Agreement dated, November 3, 2021, among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital (previously filed as Exhibit 99.2 to the Company’s Form 6-K, filed on November 4, 2021 and herein incorporated by reference)
4.27#	Letter of Invitation, dated December 13, 2021, between Hilary Kramer and INX Limited (previously filed as Exhibit 4.27 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.28#	Letter of Invitation, dated February 3, 2022, between Demetra Kalogerou and INX Limited (previously filed as Exhibit 4.28 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.29#	INX Limited Share and Token Ownership and Award Plan, as amended on March 31, 2022 (previously filed as Exhibit 4.29 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.30#	INX Limited Restricted Token Grant Notice and Restricted Token Agreement (previously filed as Exhibit 4.30 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
11.1	List of subsidiaries of the Registrant (previously filed as Exhibit 11.1 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference).
11.2*	Insider trading policies.
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.
101	The following financial information from INX’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

#	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report filed on its behalf.

INX LIMITED

Date: April 3, 2025	By:	/s/ Shy Datika
Shy Datika
President and CEO

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(U.S. DOLLARS IN THOUSANDS)

- - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying Consolidated Statements of financial position of INX Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “ consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel

April 3, 2025

INX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands

		December 31
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		$10,008	$12,572
Cash and cash equivalents held in Reserve Fund	5	14,209	16,522
Short-term investments	6	2,922	10,493
Short-term investments held in Reserve Fund	5	11,802	16,982
Digital assets	7	-	949
Trade receivables		19	706
Customer funds	8	6,555	3,242
Prepaid expenses and other receivables	9	2,426	2,029
Receivables for sale of subsidiary		5,265	-
Total current assets		53,206	63,495

Non-current assets:
Long-term investments held in Reserve Fund	5	8,314	901
Long-term investments	6	490	893
Digital assets	7	985	-
Property and equipment, net	10	185	341
Intangible assets, net	11	1,483	3,297
Goodwill	11	1,017	2,253
Right-of-use-assets, net	12	223	739
Total non-current assets		12,697	8,424

Total Assets		$65,903	$71,919
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$1,570	$2,900
Funds due to customers	8	6,555	3,242
Deferred revenue		-	85
Lease liability	12	228	390
INX Token liability	13	25,833	54,120
INX Token warrant liability	14	660	1,240
Total current liabilities		34,846	61,977

Non-current liabilities:
Lease liability	12	-	479
Total non-current liabilities		-	479

Equity	16
Ordinary shares of GBP 0.001 par value; Authorized: 100,000,000 shares at December 31, 2024 and 2023; Issued and Outstanding: 47,635,875 shares.		60	60
Share premium		49,474	49,474
Contribution to equity by controlling shareholder		9,908	8,696
Other comprehensive income (loss)		591	(144)
Accumulated deficit		(28,976)	(48,623)
Total Equity		31,057	9,463
Total Liabilities and Equity		$65,903	$71,919

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
	Note	2024	2023 (*)	2022 (*)
Revenue:
Trading and transaction fees	20	$422	$432	$874

Service revenue	20,15	871	976	-
Cost of services	15	(836)	(976)	-
Income on service revenue		35	-	-

Equity Loss on investment in associate		(651)	(591)	-

Sales of digital assets		-	11,380	8,724
Cost of digital assets		-	(11,380)	(8,758)
Change in revaluation of digital assets		-	235	(188)
Net gain on digital assets		-	235	(222)
Total income (loss)		(194)	76	652

Operating income (expenses):
Research and development		(3,082)	(3,319)	(5,306)
Sales and marketing		(3,112)	(3,876)	(6,512)
General and administrative		(6,712)	(9,107)	(11,514)
Other expense		-	(1,618)	-
Change in fair value of INX Token warrant liability	14	936	204	8,294
Total operating expenses		(11,970)	(17,716)	(15,038)

Loss from operations		(12,164)	(17,640)	(14,386)

Unrealized gain on INX Tokens issued	13	28,394	3,775	226,044
Finance income		2,363	1,682	773
Financial expenses		(195)	(182)	(639)
Income (loss) before tax		18,398	(12,365)	211,792
Tax income (expense)	22	(1)	20	(58)
Net income (loss) from continuing operations		18,397	(12,345)	211,734
Income (loss) from discontinued operation	4	105	290	(400)
Gain from sale of discontinued operation		1,145	-	-
Net income (loss) from discontinued operation		1,250	290	(400)
Net income (loss)		$19,647	$(12,055)	211,334

INX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
		2024	2023 (*)	2022 (*)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		(265)	77	424
Unrealized gain on investments at fair value through other comprehensive income (loss)		600	1,086	(1,353)
Realized gain on investments – Sale of Subsidiary		356	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency		44	(53)	(513)
Total other comprehensive income		735	1,110	(1,442)

Total comprehensive income (loss)		$20,382	$(10,945)	$209,892
Earnings (loss) per share, basic and diluted	18
From continuing operation		$0.39	$(0.26)	$4.53
From discontinued operation		0.02	0.01	(0.01)
		0.41	(0.25)	4.52
Weighted average number of shares outstanding, basic and diluted		47,635,875	47,635,875	46,767,930

(*)	Reclassified in respect of discontinued operation – see note 4 to the financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Contribution to Equity by Controlling Shareholder	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance as of December 31, 2021		15,955,875	$21	$24,177	$582	$188	$(247,902)	$(222,934)
Net income		-	-	-	-	-	211,334	211,334
Realized loss on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	-	424	-	424
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification		-	-	-	-	(1,353)	-	(1,353)
Proceeds from private placement, net of issuance costs	16	31,680,000	39	25,297	-	-	-	25,336
Surrender and cancellation of private placement warrants	16	-	-	-	4,255	-	-	4,255
Share-based compensation	17	-	-	-	1,135	-	-	1,135
Foreign currency translation		-	-	-	-	(513)	-	(513)
Balance as of December 31, 2022		47,635,875	$60	$49,474	$5,972	$(1,254)	$(36,568)	$17,684

Net loss		-	-	-	-	-	(12,055)	(12,055)
Realized loss on available-for sale securities reclassification		-	-	-	-	77	-	77
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification		-	-	-	-	1,086	-	1,086
Share-based compensation	17	-	-	-	2,724	-	-	2,724
Foreign currency translation		-	-	-	-	(53)	-	(53)
Balance as of December 31, 2023		47,635,875	$60	$49,474	$8,696	$(144)	$(48,623)	$9,463

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Contribution to Equity by Controlling Shareholder	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance as of December 31, 2023		47,635,875	$60	$49,474	$8,696	$(144)	$(48,623)	$9,463

Net income		-	-	-	-	-	19,647	19,647
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	16	-	-	-	-	(265)	-	(265)
Unrealized gain (loss) on investments		-	-	-	-	600	-	600
Reclassification of translation differences		-	-	-	-	356	-	356
Share-based compensation	17	-	-	-	1,212	-	-	1,212
Foreign currency translation		-	-	-	-	44	-	44
Balance as of December 31, 2024		47,635,875	$60	$49,474	$9,908	$591	$(28,976)	$31,057

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2024	2023	2022
Net cash flows from operating activities:

Net income (loss) for the period	$19,647	$(12,055)	$211,334
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payment	1,212	2,724	1,135
Realized loss (gain) on investments, net	(265)	77	214
Financial income, net	(1,808)	(1,542)	(677)
Income tax expense	1	205	119
Depreciation of equipment and right-of-use-assets	367	512	610
Amortization of intangible assets	152	168	581
Changes in accrued interest and amortization of premium (discount) on investments	(251)	(91)	247
INX Token-based compensation	(473)	694	(6,902)
Unrealized gain (loss) on INX Tokens issued	(28,394)	(3,775)	(226,044)
Loss on investment in associate	651	591	-
Other expense	-	1,618	-
Net loss on office space sublease agreement	-	33	-
Impairment loss on digital assets	12	-	72
Revaluation of lease liability and right-of-use assets	-	14	(148)
Changes in operating assets and liabilities:
Decrease (increase) in digital assets, net	(72)	1,648	(1,669)
Decrease )increase) in trade receivables	(137)	(200)	328
Increase in derivative assets	-	(546)	(1,072)
Decrease (increase) in prepaid expenses and receivables from related parties	(1,337)	73	(225)
Increase (decrease) in accounts payable and accrued expenses	(528)	512	(1,061)
Increase (decrease) in deferred revenue	(85)	85	-
Gain from sale of discontinued operation	(1,145)	-	-
Cash paid and received during the year for:
Interest received	1,845	1,560	784
Taxes received (paid), net	(106)	(86)	69

Net cash used in operating activities	$(10,714)	$(7,781)	$(22,305)

Net cash flows from investing activities:

Purchase of digital assets	(100)	-	-
Changes in sublease receivables	91	106	-
Purchase of equipment	(20)	(48)	(335)
Investment in associate	-	(32)	-
Purchase of investments	(25,581)	(9,030)	(33,402)
Proceeds from sales and maturities of investments	32,175	20,824	6,534
Increase in loan receivable from related parties	-	-	(218)
Decrease in cash from sale of discontinued operation	(293)	-	-

Net cash provided by (used in) investing activities	$6,272	$11,820	$(27,421)

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2024	2023	2022

Net cash flows from financing activities:

Proceeds from exercise of INX Token warrants	$-	$14	$150
Proceeds from private placements, net of issuance cost	-	-	29,591
Repayment of contingent consideration liability	-	-	(400)
Repayment of finance lease liabilities	(435)	(564)	(578)

Net cash provided by (used in) financing activities	$(435)	$(550)	$28,763

Change in cash and cash equivalents	(4,877)	3,489	(20,963)
Cash and cash equivalents at beginning of year	29,094	25,605	46,568
Cash and cash equivalents at end of year	$24,217	$29,094	$25,605

At December 31, 2024, 2023 and 2022, cash and cash equivalents include the following:

	2024	2023	2022

Cash and cash equivalents	$10,008	$12,572	$19,781
Cash and cash equivalents held in Reserve Fund	14,209	16,522	5,824
Total cash and cash equivalents	$24,217	$29,094	$25,605

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	2024	2023	2022
Right of-use-asset recognized with corresponding lease liability	$-	$28	$827
Repayment of loan receivable from related parties	$-	$-	$1,233
Contribution to equity upon cancellation of private placement warrants	$-	$-	$4,255
Digital assets payments to service providers	$(124)	-	-

Deconsolidation of a subsidiary:

(A) Decrease in cash from sale of discontinued operation:

2024
Working capital (excluding cash and cash equivalent)	$(514)
Receivable for sale of discontinued operation	5,265
Rights-of-use-assets	(244)
Property and Equipment, net	(95)
Intangible Assets	(1,651)
Goodwill	(1,230)
Lease liability	263
Foreign currency translation reserve	(356)
Gain from sale of discontinued operation	(1,145)
Net cash transferred	$293

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

INX Limited (the “Company” or “INX”) was incorporated under the Gibraltar Companies Act on November 27, 2017, with registered office at 57/63 Line Wall Road, Gibraltar GX11 1AA, Gibraltar. The Company is wholly owned by The INX Digital Company Inc., a company incorporated under the provincial Business Corporations Act in British Columbia, Canada, with publicly listed shares on Cboe Canada under the symbol INXD and The OTCQB Venture Market under the symbol INXDF.

The consolidated financial statements of the Company as of and for the year ended December 31, 2024, and 2023 and for the three years in the period ended December 31, 2024, were authorized for issuance on April 2, 2025, in accordance with a resolution of the board of directors.

Discontinued operation

On August 29, 2024 (“the sale date”), INX entered into a share sale agreement to sell its holdings in I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”). The transaction was completed on November 29, 2024. The consideration was $4,450 plus ILSB’s equity value as of October 31, 2024. A cash amount equal to 15% of the purchase price is being held in escrow until November 29, 2025, to secure the indemnification and other payment obligations of the Company. For further details see note 4.

Nature of Operations

The Company, through its subsidiaries, primarily focuses on providing regulated infrastructure for security token offerings and on-chain Real World Assets (RWAs). The Company operates INX.One, a comprehensive platform that serves as a single point of entry for both primary issuance of regulated security tokens and secondary market trading of these tokens, along with digital assets (cryptocurrencies) trading capabilities. This integrated approach allows the Company to offer a complete solution for tokenization and regulated trading of blockchain-based securities.The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the digital asset segment, which includes the development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

Until November 24, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. Following the sale agreement signed on August 29, 2024, this segment was sold on November 29, 2024. The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income. For further information see note 4.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2024, the Company held approximately 61.7 million (including 35 million not allocated to issue) million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2024, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2025.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Parent Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V") wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2024, on a combined basis, owns 17.10% of the Parent Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 49 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AVAXC, BTC, CRV, DOGE, DOT, ETH, EUROC, FTMLTC, MELANIA, PAXG, PEPE, PYUSD, SOL, TRUMP, USDC, USDT, XRP.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and starting 2022, Midgard develops the digital assets trading platform, security token trading platform, and other products, and holds Intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021, for nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Capital management

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2024, the Company had an accumulated deficit of $28,976. During the year ended December 31, 2024, the Company incurred an operating loss of $12,164 and negative cash flow from operating activities of $10,714. Based on the Company’s existing cash funds and the working capital in the amount of $18,182 as of December 31, 2024 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretations Committee (“IFRIC”).

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

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 13 and Note 14.

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

Impairment of goodwill and intangible assets with indefinite useful lives

The Company reviews goodwill and intangible assets with indefinite useful lives for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which goodwill and intangible assets are allocated and also to choose a suitable discount rate for those cash flows.

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

With regards to trade receivables, the Company grants its customers interest-free credit for periods of 30-90 days. As of December 31,, 2024 and 2023, there were no material past-due accounts and no allowance for doubtful accounts was recorded.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. On December 31, 2024, the change in fair value of the INX Token liability is included in profit or loss. Should the INX Token be used to pay for services provided by INX, revenue would be recognized, and the respective portion of the INX Token liability would be derecognized. Additionally, the fair value of INX Tokens issued in consideration for services provided to the Company would be recognized as compensation expense when services are provided.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

f.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the assets or the liability principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

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

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability, see Note 13. For the fair value of INX Token warrant liability, see Note 14. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

g.	Investments:

Investments in equity securities, other than the investment in an associate, which are not held for trading, are accounted for as financial assets, which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss).

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

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of its legal or constructive obligations on behalf of the associate. As of December 31, 2023, the Company’s share of losses incurred by the associate exceeds its investment and is reflected in the profit or loss as loss on investment in associate. Loss in excess of the Company’s investment amount is recognized as a non-current liability.

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

Digital assets measured on initial recognition at cost.

Digital assets characterized as inventory (current assets):

During 2023, the Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, certain holdings of digital assets. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they should be accounted for as inventory, and changes in fair value (less cost to sell) should be recognized in profit or loss.

Digital assets characterized as intangible assets (non-current assets):

From 2024, digital assets are not characterized as inventory and are classified as indefinite life intangible assets and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale. The Company recorded impairment of digital assets in the amount of $12 and $0, for the year ended December 31, 2024, and 2023, respectively.

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

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

k.	Goodwill:

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

l.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flow is allocated to the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

The following criteria are applied in assessing the impairment of these specific assets:

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

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 11d).

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

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

During 2023 and 2022, the Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

n.	Share-based payment transactions:

Certain of the Company’s employees and other service providers are entitled to compensation in the form of equity settled share-based payment. The cost of the transactions is measured at the fair value of the equity instruments granted at the grant date, using an appropriate valuation model, further details of which are provided in Note 17. The cost of share-based grants is recognized in profit or loss together with a corresponding increase in equity during the period during which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employee or service provider becomes entitled to the award (the “vesting period”). The cumulative expense is recognized at the end of each reporting period until the vesting period expires, reflecting the number of instruments that will ultimately vest at the end of the vesting period.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

o.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2024, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

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

q.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of Common Shares outstanding during the period. Diluted loss per share is computed by dividing the net income (loss) by the weighted average number of Common Shares outstanding, plus the weighted average number of Common Shares that would be issued on conversion of stock options and warrants.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.	Amendments to existing standards effective during the year ended December 31, 2024.

Amendment to IAS 1, ” Presentation of Financial Statements ”:

In January 2020, which was further amended in October 2022, the IASB issued an amendment to IAS 1, Classification of Liabilities as Current or Non-Current to clarify the requirements for classifying liabilities as current or non-current.

The new guidance is effective for annual periods starting on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The new guidance is effective for annual periods starting on or after January 1, 2024 and must be applied retrospectively.

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

The Amendments did not have a material impact on the Company’s financial statements.

b.	Accounting standards and amendments to existing standards that are not yet effective.

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows”, and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed. The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

SAB122, “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users”:

SAB 122 cancels the guidance in SAB 121 which requires entities that had an obligation to safeguard customers’ cryptocurrencies to record the liability in its statement of financial position with a corresponding asset measured at the fair value of the cryptocurrencies.

Under SAB 122, an entity is required to determine whether a liability for the risk of loss is to be recorded on the balance sheet by applying the guidance in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

SAB 122 is effective for annual reporting periods beginning after December 15, 2024, and is to be applied retrospectively. Early adoption is permitted in any interim or annual period but will need to be disclosed. The Company is evaluating the effects of SAB122 to derecognize as of December 31, 2024, the asset of Customer Funds and the corresponding liability in the amount of $6,555. The adoption of SAB 122 will have no effect on the Company’s profit or loss and its equity.

NOTE 4: DISCONTINUED OPERATION

a.	I.L.S Brokers Ltd.

On August 27, 2024, the Company’s Board of Directors approved the sale of ILSB, the Company’s brokerage segment incorporated in Israel. On August 29, 2024 (“Sale Date”), the Company entered into a share sale agreement with the following key terms:

●	Consideration: $4,450 plus ILSB’s equity value at month-end preceding closing. Total consideration at closing was $5,265.

●	A cash amount equal to 15% of the purchase price will be held back for a period of 12 months following the closing date to secure the indemnification and other payment obligations of the Company.

●	Closing deadline: Within 3 months from Sale Date (November 29, 2024)

In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, revenues and expenses less income taxes that are attributable to the subsidiary are presented in the statement of comprehensive income, for all reported periods in the ” Net income from discontinued operations ” section.

Transaction cost related to the sale transaction amount to $104.

b.	Composition of the discontinued operation:

	Eleven (11) months ended November 30,	Year ended December 31,
	2024	2023	2022

Revenue from brokerage fees	$4,456	$4,913	$3,621
Sales and marketing	(4)	(130)	-
General and administrative	(4,309)	(4,209)	(3,936)
Income from operations	143	574	(315)
Financial expenses, net	(77)	(59)	(24)
Income (loss) before tax from discontinued operation	66	515	(339)
Tax (expenses) income	39	(225)	(61)
Net income (loss) from discontinued operation	$105	$290	$(400)

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: DISCONTINUED OPERATION (Cont.)

c.	Cashflow deriving from discontinued operation is as follow:

	Eleven months ended November 30,	Year ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(234)	$709	548
Net cash used in investing activities	$(1)	$(9)	(153)
Net cash used in financing activities	$(80)	$(83)	(88)
Net Cashflow	$(315)	$617	307

November 30, 2024

Total consideration (*)	$5,265
Net assets of discontinued operations	3,764
Reclassification of translation differences	356
Gain from sale of discontinued operations	$1,145

(*)	As of December 31, 2024, the consideration is recorded as receivable from sale of subsidiary. The cash consideration of $4,471 was received during January 2025, while the 15% holdback will be received after 12 months from the closing date, on November 29, 2025.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 5: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 as a “Reserve Fund”. This fund is available to cover customers and INX’s losses, if any, that result from cybersecurity breaches, theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund.

The following events have impact on the Reserve Fund:

In December 2023, a cyber-attack on third-party service provider computer system resulted a loss of $1,618 to one of the Company׳s subsidiaries. The Company immediately addressed the security vulnerability and implemented additional security measures designed to prevent such cyber-attack incidents in the future. The Reserve Fund was used to cover this loss, reducing its balance to $34,405 as of December 31, 2023.

In April 2024, a human error in the Company’s trading platform execution led to a loss of $80. The Company promptly updated work procedures to prevent similar errors. This loss was also covered by the Reserve Fund, further reducing its balance to $34,325 as of December 31, 2024.

On July 13, 2021, INX’s Board of Directors approved the Investment Policy of the Reserve Fund, which was amended on August 11, 2022. The Reserve Fund shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$14,209	$16,522

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	2,954	986
Corporate bonds – marketable investments	8,848	15,996
Total short-term investments	11,802	16,982

Long-term investments (*)
U.S. Treasury securities	-	901
Corporate bonds and loans (principally) – marketable investments	8,314	-
Total long-term investments	8,314	901
Total Reserve Fund	$34,325	$34,405

(*)	Classified as Level 1 inputs in the fair value hierarchy.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS

On December 31, 2024, and 2023, the Company held the following investments:

	December 31, 2024	December 31, 2023

Financial assets are at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	$-	$4,604
Corporate bonds – marketable investments	2,922	5,889
Total short-term investments	$2,922	$10,493

Long-term investments
Corporate bonds – marketable investments (*)	-	403
Investments in private equity (**)	490	490
Total long-term investments	490	893

Total investments	$3,412	$11,386

(*)	Classified as level 1 inputs in the fair value hierarchy.
(**)	Classified as level 3 inputs in the fair value hierarchy.

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

As of December 31, 2024, INX holds investments in the following private companies:

●	On March 20, 2021, the Company made an investment of $150 in a private company based in the United Kingdom. The share purchase agreement entitles the Company to receive 95,411 ordinary shares at a price of $1.57 per share.

●	On September 9, 2021, the Company made an investment of $250 in a private company based in Gibraltar under a SAFE. The SAFE entitles the Company to receive the most senior class of shares issued by the company upon the completion of the qualified or non-qualified equity financing, as defined in the SAFE, at the SAFE conversion price.

●	During 2023, the Company made an investment of $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS (Cont.)

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital. In addition, INX entered into a service agreement with Nabatech to provide technology support and advisory services to the entity.

As of December 31, 2023, the Company recorded loss on investment in associate of $591, and loss on the foreign currency translation of $38, to reflect its share of Nabatech’s net loss for the year end, which is $597 in excess of the Company’s investment amount.

As of December 31, 2024, the Company recorded a loss on the investment in associate of $651, and a gain from foreign currency translation of $62. The Company’s share in Nabatech’s net loss is $1,186 in excess of the Company’s investment amount. The excess amount is offset against the balance of prepaid expenses and other receivables.

In addition, INX entered into a service agreement with Nabatech to provide technological support and advisory services to the entity.

NOTE 7: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2024, and 2023:

Coin Symbol	December 31, 2024 (**)	December 31, 2023 (*)

BTC	$356	$354
USDC	251	453
ETH	146	86
AVAXC	73	-
USDT	26	23
LTC	16	15
ZEC	3	3
Other	114	15
	$985	$949

(*)	Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

(**)	As of the beginning of 2024, following the cessation of operations of the Company’s subsidiary, INX Solutions Ltd., the Company reclassified digital assets previously recorded as inventory to non-current intangible assets. These digital assets are subject to impairment testing at least annually or more frequently if there are indicators of potential impairment. An impairment loss is recognized when the carrying amount exceeds the fair value less cost of sale. For the year ending December 31, 2024, the Company recorded an impairment charge of $12.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 8: CUSTOMER FUNDS

As of December 31, 2024, and 2023, customer funds include cash balances of $1,851 and $360 and digital asset balances of $4,704 and $2,882, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers.

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

The increase in customer funds as of December 31, 2024, in relation to December 31, 2023, is primarily due to the transfer of non-custodial funds of certain customers to the custodial accounts of the Company.

NOTE 9: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2024, and 2023, the Company’s prepaid expenses and other receivables include the following:

	December 31,
	2024	2023

Receivable from related parties	$1,417	$616
Prepaid expenses and advances to service providers	548	668
Receivable from government agencies	365	390
Office space sublease receivable	-	90
Other receivables	96	265
	$2,426	$2,029

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 10: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the years ended December 31, 2024, and 2023:

	Computers and Software	Office Equipment & Furniture	Leasehold Improvements	Communication & Equipment	Total

Property and equipment, at cost:
Balance at January 1, 2023	$167	$100	$105	$153	$525
Additions	41	5	-	2	48
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(1)	(1)
Balance at December 31, 2023	208	105	105	154	572
Additions	19	-	-	1	20
Adjustments arising from translating financial statements from functional currency to presentation currency	2	-	-	-	2
Deconsolidated subsidiary	(71)	(18)	-	(146)	(235)
Balance at December 31, 2024	158	87	105	9	359

Accumulated depreciation:
Balance at January 1, 2023	84	19	10	17	130
Depreciation expense	60	7	11	23	101
Balance at December 31, 2023	144	26	21	40	231
Depreciation expense	42	7	11	23	83
Deconsolidated subsidiary	(64)	(16)	(2)	(58)	(140)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-
Balance at December 31, 2024	122	17	30	5	174

Net assets at December 31, 2024	$36	$70	$75	$4	$185
Net assets at December 31, 2023	$64	$79	$84	$114	$341

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS

a.	The following table presents activity in goodwill and intangible assets during the years ended December 31, 2024, and 2023:

	Trade Name	Customer Relationships	Licenses	Technology	Goodwill	Total
Intangible assets, at cost:
Balance as of January 1, 2023	416	1,732	1,661	430	2,290	6,529
Adjustments arising from translating financial statements from functional currency to presentation currency	(11)	(39)	(13)	-	(37)	(100)

Balance as of December 31, 2023	405	1,693	1,648	430	2,253	6,429
Discard
Adjustments arising from translating financial statements from functional currency to presentation currency	(2)	(7)	(2)	-	(6)	(17)
Deconsolidated subsidiary	(403)	(1,403)	(446)	-	(1,230)	(3,482)

Balance as of December 31, 2024	-	283	1,200	430	1,017	2,930

Accumulated amortization and impairment:
Balance as of January 1, 2023	64	217	-	430	-	711
Amortization expense	37	131	-	-	-	168
Balance as of December 31, 2023	101	348	-	430	-	879
Amortization expense	34	118	-	-	-	152
Deconsolidated subsidiary	(135)	(466)	-	-	-	(601)
Balance as of December 31, 2024	-	-	-	430	-	430

Net intangible assets at cost, at December 31, 2023	$304	$1,345	$1,648	$-	$2,253	$5,550
Net intangible assets at cost, at December 31, 2024	-	283	1,200	-	1,017	2,500

b.	Useful life of intangible assets:

The useful life of intangible assets is as follows:

	Licenses	Customer Relationships INXS

Useful life	Indefinite	Indefinite

Amortization method	Not amortized	Not amortized

Licenses don’t have a fixed term and do not require renewal. Consequently, licenses have an indefinite useful life.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

c.	Amortization expense:

Amortization of intangible assets of $152 and $168 for the years ended December 31, 2024, and 2023, respectively, is recorded in profit or loss within General and administrative expenses.

d.	Net carrying value:

As of December 31, 2024, the net carrying amounts of goodwill, licenses, trade name and customer relationships were allocated as follows (each representing a cash-generating unit):

INXS

Goodwill	$1,017

Licenses	1,200
Customer Relationships	283
Total Intangible Assets	$1,483

The recoverable amounts of goodwill and intangible assets related to INXS (digital assets segment), prepared by an independent valuation specialist, were determined based on the value in use which is calculated at the expected estimated future cash flows from each cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The projected cash flows for the period exceeding five years are estimated using a fixed growth rate of 3%, representing the long-term average growth rate for each cash generating unit. The pre-tax discount rate of the cash flows is estimated at 29.13 percent.

The recoverable amounts as determined above exceed the carrying amounts of goodwill and intangible assets of INXS.

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

Sensitivity analysis of changes in assumptions: With respect to assumptions used in determining the value in use as described above, management believes that there are no reasonably expected changes in the key assumptions detailed above, which might lead to a significant change in the carrying amounts of goodwill and intangible assets related to INXS recoverable amounts.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into agreements to lease office spaces which are used for the Company’s operations. Lease of office space have lease term of 5 years.

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024 and provides for a monthly lease payment of $18. As of December 31, 2023, the Company recognized a net receivable for lease payments due under the sublease agreement of $90, which is included in other receivables.

Land and Buildings
Right-of-use-assets, at cost:
Balance as of January 1, 2023	$1,927
Additions during the year:
Disposal	(656)
Lease modification	(18)
Adjustments arising from translating financial statements from functional currency to presentation currency	55
CPI and revaluation differences	30
Balance as of December 31, 2023	1,338

Accumulated depreciation:
Balance as of January 1, 2023	618
Depreciation and amortization	411
Disposal	(430)
Balance as of December 31, 2023	599

Right-of-use assets as of December 31, 2023, net	$739

Right-of-use-assets, at cost:
Balance as of January 1, 2024	$1,338
Additions during the year:
Deconsolidated subsidiary	(625)
Adjustments arising from translating financial statements from functional currency to presentation currency	(7)
CPI and revaluation differences	19
Balance as of December 31, 2024	725

Accumulated depreciation:
Balance as of January 1, 2024	599
Depreciation and amortization	284
Deconsolidated subsidiary	(381)
Balance as of December 31, 2024	502

Right-of-use assets as of December 31, 2024, net	$223

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to the lease liability:

Land and Buildings
Lease liability, January 1, 2023	$1,387
Changes during the year:
Lease payments	(564)
Interest expense	60
Lease modification	(18)
CPI and revaluation differences	4
Lease liability, December 31, 2023	$869

Current lease liability, December 31, 2023	$390
Non-current lease liability, December 31, 2023	$479

Lease liability, January 1, 2024	$869
Changes during the year:
Lease payments	(435)
Interest expense	67
CPI and revaluation differences	(10)
Decrease from sale of subsidiary	(263)
Lease liability, December 31, 2024	$228

Current lease liability, December 31, 2024	$228
Non-current lease liability, December 31, 2024	$-

c.	Maturity of undiscounted lease payments receivable for operating leases:

December 31,
2024
2025	$228

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN LIABILITY

The INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of December 31, 2024, and December 31, 2023, or has an obligation to issue is as follows:

	December 31, 2024	December 31, 2023
Total number of INX Tokens	135,959,320	135,570,986

INX Token liability	$25,833	$54,120

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2024, on a combined basis, owns 5.4 percent of the outstanding INX Tokens.

During the year ended on December 31, 2024, 388,334 INX Token warrants were exercised.

During the year ended on December 31, 2023, the Company granted 11,000 INX Tokens to a service provider and an advisor and recorded a corresponding expense of $6. Additionally, 2,149,210 INX Token warrants were exercised.

On September 19, 2024, the Board renewed its authorization from August 9, 2023, authorizing the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and Company’s common shares repurchased through September 18, 2025 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors.

As of December 31, 2024, there were no repurchases of the INX Tokens by the Company.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2024, are as follows:

	Discount rate	Number of INX Tokens	Total fair value
Not subject to lock-up	0%	135,959,320	$25,833

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2023, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	133,293,902	$53,317
Subject to lock-up through January 2024	4.05%	150,000	58
Subject to lock-up through February 2024	7.22-7.89%	600,000	222
Subject to lock-up through July 2024	14.35%	1,527,084	523
Total		135,570,986	$54,120

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN LIABILITY (Cont.)

The fair value per INX Token as of December 31, 2024, and 2023, for tokens that are not subject to lock-up agreement was $0.19 and $0.40 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX Tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX Tokens during their lock-up agreements. Significant inputs and assumptions are volatility and the period under the lock up, as follows:

December 31, 2023

Expected term (years)	0.04-0.53
Expected volatility	89.05%-90.16%

The level in the fair value hierarchy applied to tokens under lock-up agreements is level 2.

For the years ended December 31, 2024, and 2023, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain of $28,394 and $3,775, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability are attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect to the credit risk.

NOTE 14: INX TOKEN WARRANT LIABILITY

The Company grants restricted INX Token awards (“RTA”) or INX Token warrants to directors, advisors, employees or service providers as compensation. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement. As of December 31, 2024, and 2023, directors, advisors, employees and service providers held 8,116,958 and 5,574,292 restricted INX Tokens or INX Token warrants, as follows:

	December 31,
	2024	2023
INX Token warrant liability:
Warrants granted to employees, advisors and service providers	$660	$1,240

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	December 31, 2024	December 31, 2023

Expected volatility of the token prices (%)	96.95% - 129.38%	89.05% – 108.38%
Risk-free interest rate (%)	4.16% - 4.58%	3.88% – 5.40%
Expected life of warrant (years)	0.50 - 10.00	0.52 – 10.00
Exercise price	$0.01 - $2.81	$0.01 – $2.81

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 14: INX TOKEN WARRANT LIABILITY (Cont.)

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the years ended December 31, 2024, and 2023:

	2024		2023
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price
INX Token warrants outstanding at beginning of year	5,574,292	$0.33	6,972,192	$0.46
INX Token warrants granted during the year	4,030,000	0.11	1,265,000	0.16
INX Token warrants forfeited during the year	(854,334)	0.37	(187,000)	0.35
INX Token warrants expired during the year	(244,666)	0.07	(326,690)	0.32
INX Token warrants exercised (INX Token issued) and INX Tokens vested during the year	(388,334)	0.00	(2,149,210)	0.01

INX Token warrants outstanding at the end of year	8,116,958	$0.24	5,574,292	$0.33

INX Token warrants exercisable at the end of year	3,126,000	$0.26	2,606,000	$0.24

Token-based compensation for the years ended December 31, 2024, 2023 and 2022 is included within the following expenses:

	Year ended December 31
	2024	2023	2022
Operating expenses (income):
Research and development	$60	$166	$135
Sales and marketing	30	268	437
General and administrative	372	464	820
Change in fair value of INX Token warrant liability	(936)	(204)	(8,294)
Total token-based compensation expense (income)	$(474)	$694	$(6,902)

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those people who have the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

As of December 31, 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase the Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028, at an exercise price of $0.2381 per warrant.

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

During the year ended December 31, 2024, and 2023, the Company recognized service revenue of $863 and $976, respectively, and cost of services of $836 and $976, respectively, for providing services to Nabatech. Prepaid expenses and other receivables include $605 and $455 due from Nabatech as of December 31, 2024, and 2023, respectively.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES (Cont.)

The following balances are held with or by related parties as of December 31, 2024, and 2023:

	December 31
	2024	2023
Assets:
Prepaid expenses and other receivables	$1,417	$616
Total	$1,417	$616

Liabilities:
Accounts payable and accrued expenses	242	240
INX Token liability	2,423	4,485
INX Token warrant liability	464	671
Total	$3,129	$5,396

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2024, and 2023 mainly include service revenue earned from Nabatech, and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2024	2023	2022

Service revenue	$863	$976	$-
	$863	$976	$-

Cost of service:
Compensation and benefits	226	226	-
	$226	$226	$-

Research and Development:
Compensation and benefits	$263	$234	465
Share-based compensation	24	190	70
INX Token-based compensation	34	41	6
	$321	$465	$541

Sales and marketing:
Compensation and benefits	167	-	369
Share-based compensation	37	-	176
INX Token-based compensation	14	-	298
	$218	$-	$843

General and administrative:
Compensation and benefits	2,760	2,934	2,204
Share-based compensation	884	1,702	543
INX Token-based compensation	296	396	278
	$3,940	$5,032	$3,025
Total compensation and benefits	$4,705	$5,723	$4,409

Change in fair value of INX Token and warrant liabilities	$(2,943)	$(830)	$(20,133)

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES (Cont.)

Each of the Company’s independent directors receives a monthly fee of $4 for the term of the engagement. In addition, each independent director receives $1 in consideration for participation in a committee meeting of the Board. Further, each independent director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant. The warrants expire 10 years after the date of the grant.

On November 30, 2022, the Company committed to grant, and subsequently issued, options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and with all options fully vested on November 30, 2025.

NOTE 16: EQUITY

Composition of share capital:

	December 31
	2024		2023
	Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares with 0.01 GBP par value per share	100,000,000	47,635,875	100,000,000	47,635,875

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: EQUITY (Cont.)

Private Placement

As part of the Transaction the Transaction discussed above, on January 10, 2022, the Company completed a private placement of 31,680,000 INX subscription receipts (units) for gross proceeds of $31,283. Each unit consists of one Ordinary share and one-half of one Ordinary share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. Dollar, the warrants are accounted for as a derivative liability.

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

The placement agents also received 1,810,740 agent compensation options exercised into one common share of the Parent Company at an exercise price of CAD1.25 ($0.99). The options were valued at $515.

As a result of the Transaction discussed above, effective on January 10, 2022, options granted and warrants issued by INX prior to such date were surrendered and cancelled, and new options and warrants of the Parent Company were issued to holders with equivalent terms, adjusted for the Exchange Ratio, as defined under the agreement. Upon the cancellation of the private placement warrants, the warrant liability in the amount of $4,255 was derecognized and recorded as a contribution to equity.

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain (loss) on foreign currency translation	Total
Balance as of January 1, 2022	$-	$188	$188
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	424	-	424
Unrealized gain on available-for-sale securities	(1,353)	-	(1,353)
Foreign currency translation	-	(513)	(513)
Balance as of December 31, 2022	$(929)	$(325)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	77	-	77
Unrealized gain on available-for-sale securities	1,086	-	1,086
Foreign currency translation	-	(53)	(53)
Balance as of December 31, 2023	$234	$(378)	$(144)
Realized (gain) loss on available-for sale securities reclassification adjustment into net income (loss)	(265)	-	(265)
Unrealized gain on investments	600	-	600
Foreign currency translation	-	44	44
Reclassification on sale of subsidiary	-	356	356
Balance as of December 31, 2024	$569	22	591

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 17: SHARE-BASED PAYMENT

a.	Shares reserved for Employee Stock Option Plan of Parent Company:

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

On June 27, 2024, the Parent Company shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 49,192,357 common shares of the Parent Company.

b.	During the years ended December 31, 2024, and 2023, the activity related to stock options under the Parent Company Plan was as follows:

	2024		2023
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1	27,775,946	$0.46	24,864,535	$0.55
Granted	13,826,046	0.09	6,847,185	0.08
Forfeited	(7,065,822)	0.44	(877,060)	0.58
Exercised	(2,899,683)	0.05	(3,058,714)	-
Balance as of December 31	31,636,487	$0.35	27,775,946	$0.46
Stock options exercisable at the end of year	11,551,492	$0.59	16,488,779	$0.29

The weighted average fair value of the options granted during the years ended December 31, 2024, and 2023, based on the exercise price as of the grant date, was at $0.09 and $0.12 per option, respectively

c.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted under the Plan using the Black- Scholes option pricing model:

	December 31, 2024	December 31, 2023

Expected term (years)	10	10
Expected volatility	87.40% - 101.50%	86.22% - 87.05%
Exercise price	$0.07-0.30	$0.0-0.14
Risk-free interest rate	3.142% -3.609%	2.886% -3.684%
Dividend yield	-	-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 17: SHARE-BASED PAYMENT (Cont.)

d.	Share options and restricted stock of the Parent Company granted to employees, directors and service providers under the Plan during the years ending on December 31, 2024, and 2023:

1.	On January 19, 2023, certain employees, directors and service providers received 1,996,430 restricted common share units of the Company at cashless basis. Restricted share units shall vest over the period of one year, with 1/12 of the award vesting at the beginning of each calendar month, and all shares fully vested on January 19, 2024.

2.	On January 19, 2023, an officer, through his wholly owned entity, and a service provider, received 912,721 restricted common shares of the Company at cashless basis. All shares shall fully vest on January 31, 2025.

3.	On May 12, 2023, the Company granted certain employee’s options to purchase 3,418,034 common shares of the Company at CAD 0.170 ($0.13), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 12, 2024, and all options fully vested on May 12, 2027.

4.	On November 19, 2023, the Company granted one employee options to purchase 520,000 common shares of the Company at CAD 0.185 ($0.14), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on November 19, 2024, and all options fully vested on November 19, 2027.

5.	On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

6.	On January 8, 2024, the Company committed to grant options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

7.	On January 8, 2024, the Company granted certain employees and a service provider option to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.22), with the vesting period over 4 years.

8.	On May 26, 2024, the Company granted certain employees and a service provider option to purchase 4,477,694 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.1 ($0.074), with the vesting period over 4 years.

9.	On May 26, 2024, a key officer, through his wholly owned entity, was awarded 471,336 restricted share units. All shares shall fully vest on May 26, 2028.

10.	On December 17, 2024, the Company granted certain employees and a service provider option to purchase 434,000 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.07 ($0.052), with the vesting period over 4 years.

11.	On December 17, 2024, certain employees, directors and service providers received 2,249,206 restricted common share units of the Company at cashless basis. Restricted share units shall vest over the period of 4 year, and all shares fully vested on December 17, 2028.

e.	For the years ended December 31, 2024, 2023 and 2022, the Company recorded share-based compensation expense of $1,212, $2,724 and $1,135, respectively, related to stock options and restricted stock units granted under the Plan.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income (loss) from continuing operations per Ordinary Share for the years ended December 31, 2024, 2023 and 2022, respectively:

	December 31, 2024	December 31, 2023	December 31, 2022
Earnings (loss) per share, basic and diluted	$0.39	$(0.26)	$4.53

The table below presents basic and diluted net income from discontinued operation per common share for the years ended December 31, 2024, 2023 and 2022, respectively:

	December 31, 2024	December 31, 2023	December 31, 2022
Earnings (loss) per share, basic and diluted	$0.02	$0.01	$(0.01)

The table below presents basic and diluted net income per common share for the years ended December 31, 2024, 2023 and 2022, respectively:

	December 31, 2024	December 31, 2023	December 31, 2022
Earnings (loss) per share, basic and diluted	$0.41	$(0.25)	$4.52

Earnings (loss) per share, basic and diluted

The net income (loss) and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	Year ended December 31
	2024	2023	2022
Net income (loss) from continuing operations used in the calculation of earnings (loss) per share, diluted	$19,647	$(12,055)	$211,334
Net income (loss) from discounting operation used in the calculation of earnings (loss) per share, diluted	$1,250	$290	$(400)
Weighted average number of Ordinary Shares for the purposes of earnings (loss) per share, basic and diluted	47,635,875	47,635,875	46,767,930

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 19: FINANCIAL RISKS AND RISK MANAGEMENT

Financial risk management objectives and policies

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

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

As of December 31, 2024, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of the Company’s investments, with all other variables held constant, is +/- $4,606. (December 31, 2023 - $5,575).

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2024, and 2023, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan and has taken necessary steps in line with such a plan, in an effort to ensure that operations and service to customers remain consistent.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 20: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Digital assets segment - development and operation of an integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

2.	Brokerage segment - Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. Following the sale agreement signed on August 29, 2024, this segment was sold on November 29, 2024. The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income.

b.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Year ended December 31
	2024	2023	2022

Digital Asset Segment:
Switzerland	$871	$976	$-
United States	$231	$149	$170
United Kingdom	$56	$4	$123
Japan	$44	$107	$162
State of Israel	$16	$21	$90
Gibraltar	$-	$11,380	$8,946
Other	$75	$151	107

c.	Revenue from major customers:

Revenue from major customers which account for 10 percent or more of total revenue as reported in the financial statements:

	Year ended December 31
	2024	2023	2022
Customer A (*)	$659	$976	$-

(*)	See note 15 - Related parties

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 21: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2024	2023	2022
Cost of service
Compensation and benefits	$584	$505	-
Share-based compensation	-	-	-
Token-based compensation	-	-	-
	$584	$505	-
Research and development
Compensation and benefits	$2,146	$2,053	2,159
Share-based compensation	191	400	2
Token-based compensation	60	166	125
	$2,397	$2,619	2,286

Sales and marketing
Compensation and benefits	$1,769	$1,637	1,160
Share-based compensation	98	443	1,022
Token-based compensation	30	268	435
	$1,897	$2,348	2,617

General and administrative
Compensation and benefits	$2,617	$3,036	3,064
Share-based compensation	922	1,882	111
Token-based compensation	372	464	817
	$3,911	$5,382	3,992

During the years ended December 31, 2024, and 2023, the Company incurred costs of $707 and $739, respectively, related to contributions to employee post-retirement benefit plans.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2024, 2023, AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 22: TAXES ON INCOME

The Company is a Canadian corporation for Canadian tax purposes and as such subject to British of Columbia taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore federal income taxes are calculated as if the Company filed separate federal income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Israel corporate income tax rate – 23 percent in 2024, 2023 and 2022

●	United States federal weighted tax rate - 21 percent (30.8 percent state weighted tax rate)

●	Gibraltar tax rate - 12.5 percent and 10 percent before August 1, 2021.

a.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $63,780 as of December 31, 2024. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

b.	Theoretical tax:

As the Company and its subsidiaries incurred operating losses during the years ended December 31, 2024 and 2023 for which deferred income taxes were not recorded, as mentioned in Note 22a, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

NOTE 23: SUBSEQUENT EVENTS

On February 27, 2025, the Company’s board of directors approved a resolution to cancel options to purchase INX Tokens previously granted to certain employees, directors and officers of the company. In the same resolution, the board approved the granting of new options to purchase INX Tokens to these same Grantees. The action followed the recommendation of the Compensation Committee of The INX Digital Company, Inc. and was formalized through a written resolution signed by all board members.

On April 3, 2025, The Parent Company entered into an arrangement agreement with OpenDeal Inc. (Republic) for the acquisition of all its outstanding common shares in a transaction valuing the company at up to $60,000. The deal includes $20,000 in cash upon completion and $16,000 payable after 18 months through contingent value rights (CVRs). Certain shareholders, including Founder and CEO Shy Datika, will exchange their shares for Republic SAFEs. The transaction, subject to regulatory and court approvals, is expected to close within eight months. Following completion, the company's reserve fund of approximately $34,325 will be fully distributed to INX Token holders.