Form 20-F
period 2025-12-31
INX Ltd
filed 2026-05-21
CIK 1725882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Vladislav Uchenik

57/63 Line Wall Road

Gibraltar, GX11 1AA

legal@republic.com

212-401-6930

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: INX Tokens

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 47,635,875 ordinary shares of GBP 0.001 par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this report our audited consolidated financial statements as of December 31, 2025. Our consolidated financial statements appearing in this report are prepared in U.S. Dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and are audited in accordance with the standards of the PCAOB.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this annual report with respect to our business, financial condition and results of operations are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this annual report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to successfully integrate INX into the Republic business and realize the revenue, profitability, operational, product, commercial and other synergies and benefits;

●	our ability to continue to develop our trading platforms as contemplated;

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings;

●	changes in how we are taxed;

●	the lack of robust marketplaces and secondary trading for blockchain assets;

●	whether the INX Tokens will be listed on, or admitted for trading on, any trading platform;

●	our lack of a long operating history;

●	the impact of competition and new technologies;

●	our ability to obtain government regulations and approvals;

●	industry developments affecting our business, financial condition and results of operations;

●	our ability to cooperate with third party collaborators, including contractors for the design, development and implementation of our trading platform infrastructure;

●	our operating performance and cash flow, or lack thereof;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this report generally.

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

Investing in INX Tokens involves a high degree of risk. Our businesses face significant risks and uncertainties. You should carefully consider the risks we describe below, along with all of the other information set forth in this annual report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to initiating or maintaining an investment in any INX Tokens. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INX Tokens could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INX Tokens.

You may lose all monies that you spend initiating or maintaining an investment in INX Tokens. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens or investing in the Company, we strongly urge you not to purchase any INX Tokens nor invest in the Company. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this report.

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

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. You should read and carefully consider these risks and all of the other information in this report, including the financial statements and the related notes included elsewhere in this report, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may not be able to successfully integrate INX into the Republic business and achieve the expected revenue, profitability, operational, product, commercial and other synergies and benefits.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	There is substantial doubt about whether the Company can continue as a going concern.

●	We may face cyber-attacks and other cyber security risks.

●	We face the risk of operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the U.S.

●	The crypto market was negatively impacted by the growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies.

●	We may not be able to continue development of the INX Digital, Inc. (“INXD”) and INX Securities, LLC (“INXS”) trading platforms as contemplated, or at all, or continue to receive the regulatory approvals necessary to operate our business as currently contemplated.

●	There may not be any marketplace or secondary trading for the INX Token or other digital assets related to our business.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and assets.

●	The prospect of INX Token holders receiving any distributions of our cumulative Adjusted Operating Cash Flow is highly uncertain.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, cryptocurrencies, security tokens and token offerings is uncertain and evolving quickly.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you or the Company.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	The price of INX Tokens is subject to substantial volatility.

●	The market for trading blockchain assets is still in the early stages of development and we face intense competition from both regulated and unregulated blockchain asset trading platforms.

●	We may not be able to prevent illegal activity from occurring over our platform, which could subject us to disciplinary action, including fines.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	Blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime and the INX Token, the Company or our trading platforms may be a target of cyber security breaches or theft.

●	Company private keys that allow the unilateral transfer or “freezing” of INX Tokens may be compromised.

●	The tax characterization of INX Tokens is uncertain and you must seek your own tax advice in connection with purchasing INX Tokens.

Risks Related to the Strategic Transaction with Republic and the Integration of Our Business

Our future success depends on our ability to successfully integrate our business with OpenDeal Inc. (d/b/a Republic) (“Republic”), and failure to do so could materially adversely affect our business, financial condition, and results of operations.

Following the strategic transaction with OpenDeal Inc. (d/b/a Republic) (“Republic”), pursuant to which Republic, through its wholly-owned subsidiary, acquired all of our issued and outstanding common shares, other than those Shares already owned by Republic, our future success depends significantly on the successful integration of our business, technology, and operations into the broader Republic ecosystem. This integration is a complex, costly, and time-consuming process that involves significant challenges and risks. We may experience difficulties integrating our trading platforms, blockchain infrastructure, and the INX.One ecosystem with Republic’s existing investment platforms, wallet technologies, and backend systems. Technical incompatibilities or implementation failures could lead to service interruptions, security vulnerabilities, or a degraded user experience for our customers.

Integration efforts may divert significant management time and resources away from our day-to-day operations and other strategic initiatives, which could adversely affect our ongoing business performance. In addition, we may encounter challenges in assimilating employees and aligning the corporate cultures of two distinct organizations, which could result in the loss of key personnel, reduced employee morale, or decreased productivity.

We may not realize expected operational efficiencies from the integration, including anticipated cost savings from shared services, compliance frameworks, technology infrastructure, or marketing operations. If we are unable to eliminate redundant costs or streamline operations as anticipated, our operating expenses may remain higher than projected. We may also fail to achieve anticipated revenue synergies, including cross-selling Republic’s primary investment offerings to INX’s secondary market traders or migrating Republic’s user base to the INX platform. Regulatory constraints, technical limitations, or lower-than-expected user adoption could limit the effectiveness of these initiatives.

In addition, we may identify previously undisclosed liabilities, operational weaknesses, or other issues in the combined business that were not identified during due diligence and that could require additional time, expense, or remediation efforts. If we are unable to successfully integrate our operations with Republic in a timely and effective manner, we may not realize the anticipated benefits of the transaction, and any failure to achieve these expected synergies could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

There is substantial doubt about whether the Company can continue as a going concern.

The audit opinion and notes that accompany the Company’s Financial Statements disclose a going concern qualification to its ability to continue in business. The accompanying Financial Statements have been prepared under the assumption that the Company will continue as a going concern. The Company has incurred losses in each year since its inception resulting in an accumulated deficit of $80.2 million as of December 31, 2025, and further losses are anticipated in the development of its business.

The Company currently lacks sufficient recurring sources of revenue and its ability to continue as a going concern is dependent on its ability to raise revenue and/or capital to fund its ongoing operations and working capital requirements or its ability to profitably execute its business plan. Additionally, the volatility in capital markets and general economic conditions in the U.S. and elsewhere can pose significant challenges to raising the required funds and/or expanding operating revenue. The doubts regarding the Company’s ability to continue as a going concern may adversely affect its ability to obtain new financing on reasonable terms or at all. If funds are not available, the Company may be required to delay, reduce the scope of, or eliminate its business plans. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements do not reflect any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

We have incurred significant losses and negative cash flows from operations since inception

We have incurred operating losses since our inception. As of December 31, 2025, we had an accumulated deficit of $87.0 million. In addition to the accumulated deficit, we have entered into contractual arrangements committing us to future expenses. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

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

Remediation of material weaknesses in our internal control over financial reporting may not be successful and could adversely affect our financial reporting.

During the preparation of INX’s financial statements, material weakness was identified in its internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and remediate this material weakness could have an adverse effect on our business and results of operation.

We have identified some ineffective ITGC controls existed as of December 31, 2025. As a result, business process controls (automated and IT-dependent manual controls) that are dependent on the ineffective ITGCs, or that use data produced from systems impacted by the ineffective ITGCs were deemed ineffective as of December 31, 2025. In addition, there is currently an inadequate number of accounting personnel who have the requisite experience in SEC reporting regulation to properly implement control procedures.

These deficiencies could result in material misstatement in the financial statements and therefore constitute a material weakness. Based on this material weakness, the Company’s management concluded that as of December 31, 2025, the Company’s internal control over financial reporting was not effective.

Management is developing a plan to remediate the material weakness identified, including hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist with formalizing our business processes, accounting policies and internal control documentation, strengthening supervisory reviews by our management, and evaluating the effectiveness of our internal controls in accordance with the framework established by Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. While our efforts are ongoing, we plan to continue to take additional steps to remediate the material weakness, improve our financial reporting systems, and implement new policies, procedures, and controls.

Management cannot assure that they will be successful in remediating the material weakness identified in the internal controls over financial reporting as of December 31, 2025. The failure to correct the material weakness or the failure to discover and address any other material weakness or deficiencies could result in inaccuracies in the financial statements and impair the ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

The INX Securities trading platform is a registered broker-dealer and FINRA member that operates an SEC-registered alternative trading system, and the INX Digital trading platform is licensed, or otherwise qualified, to operate as a money transmitter in 48 U.S. states, plus Washington D.C. and Puerto Rico. We may seek to obtain money transmitter licenses or otherwise become qualified to operate in additional U.S. states or territories. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC. However, there can be no assurance that our platform will qualify for additional registrations that we may seek in the future, with the SEC, FINRA, U.S. state regulators and various other regulatory bodies, both in the U.S. and in other countries.

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

The Company collects information about each individual such that we can reasonably determine who the customer is and the nature of their business with the Company. Such information is collected during the onboarding process where the applicant is requested to complete the “Personal Profile” section, which includes questions in relation to their:

●	Employment: for example, applicants are required to declare, among other things, their employment status and most recent employer;

●	Financials: for example, applicants are required to declare, among other things, their annual income and net worth; and

●	Investment experience: for example, applicants are required to declare, among other things, their risk tolerance and investment objective.

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

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, according to Chainalysis’s January 2025 report, suspected wash trading across Ethereum, BNB, and Base blockchains may have accounted for up to $2.57 billion in artificial trading volume in 2024, with one address alone executing over 54,000 near-identical buy-and-sell transactions, suggesting significant non-economic activity. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

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

INX Securities, LLC (“INXS”) is registered with FINRA and the Securities and Exchange Commission (“SEC”) as a broker-dealer authorized to operate as an ATS that is allowed to facilitate the trading of security tokens in compliance with the SEC’s “Three-Step Process.” As of April 30, 2026, INXS no longer operates pursuant to “Three-Step Process” and now acts as a custodial broker/dealer with respect to cash custody subject to the full provisions of SEC Rule 15c3-3. Additionally, INXS is registered in all 50 U.S. states, the District of Columbia, and Puerto Rico, and is also permitted to act as the broker-dealer of record in primary offerings for traditional and digital securities. As such, the Company has implemented policies, processes, rules and procedures that govern the issuance and trading of security tokens on the INXS ATS.

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

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by the INX Digital, Inc. (“INXD”) trading platform, the INX Securities, LLC (“INXS”) trading platform, and other related business activities, and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in INX Tokens and the Company.

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

The markets for digital securities and cryptocurrencies are rapidly emerging. As such, the Company is subject to an extensive and highly evolving regulatory landscape. The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems (“ATS”), crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, counter-terrorist financing and others.

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

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. In 2021, it was reported that China banned all cryptocurrency trading and mining. It is possible that persons from the Chinese market have been or have been attempting to engage in cryptocurrency trading activity through off-shore access. Notwithstanding the foregoing, it is still illegal in China except for highly restricted instances of personal investment or as a payment method.

In 2017, South Korea’s Financial Services Commission imposed broad restrictions on token issuance and institutional participation in cryptocurrency markets. That approach has since evolved, with comprehensive virtual asset legislation enacted in July 2024 and, in 2026, the lifting of the long-standing corporate investment ban to permit regulated corporate investment in cryptocurrencies subject to defined limits. Japan regulates crypto assets through a registration and oversight regime under the Payment Services Act, but is actively reforming its legal framework to treat many crypto assets as financial products with added securities-style oversight and enhanced market rules. Singapore has enacted a comprehensive regulatory regime under the Payment Services Act, including finalized stablecoin rules in 2023, and has further strengthened its framework by expanding licensing requirements to Singapore-based digital token service providers serving overseas customers, while stablecoin issuers must meet strict criteria to be designated as MAS-regulated stablecoins.

Other jurisdictions are still researching the subject. The UK is in the process of formalizing comprehensive crypto regulation, with primary legislation expected to take effect by October 2027. This will bring crypto assets fully under the Financial Services and Markets Act regime, giving the Financial Conduct Authority (FCA) explicit powers to regulate crypto trading platforms, custody services, stablecoin issuance, and other cryptoasset activities. The United Arab Emirates has established a detailed crypto regulatory ecosystem, with federal licensing requirements, designated regulators, central bank stablecoin rules, and widening scope of regulated activities. For additional information see “Item 1.B Business Overview — Regulatory Oversight of Blockchain Assets.”

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

In addition, pending U.S. legislation, including the Digital Asset Market Clarity Act (“Clarity Act”), seeks to codify the CFTC’s exclusive jurisdiction over digital commodities and digital commodity intermediaries, while preserving SEC authority over digital securities. Enactment of the Clarity Act could materially affect the scope of CFTC oversight, the types of transactions subject to regulation, and our compliance obligations.

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

Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2021, the CFTC adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations. The CFTC has published certain statements, including in conjunction with the SEC, in order to clarify the appropriate treatment of certain crypto assets and categories, but this continues to be a developing area of law and regulation.

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

The SEC and its staff continue to take the position that many digital assets fall within the definition of a “security” under the U.S. federal securities laws. The SEC has stated that the characterization of a digital asset as a security or non-security should be made by application of the Howey test, which provides a multi-factor analysis for determining whether a digital asset is a security, as well as other case law and reports, orders and statements issued by the SEC which provide guidance on when a digital asset should be treated as a security for purposes of US federal securities laws.

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

Pending legislation, including the Clarity Act, seeks to provide statutory clarity by defining categories of digital assets, confirming the SEC’s authority over digital securities. If enacted, the Clarity Act could materially affect how digital assets are classified and regulated, the scope of SEC oversight, and our compliance obligations. Additionally, in January 2026, the U.S. Securities and Exchange Commission staff (Divisions of Corporation Finance, Investment Management, and Trading and Markets) issued a joint statement clarifying the application of federal securities laws to tokenized securities. The statement confirms that tokenized securities remain securities under U.S. law regardless of their digital format and discusses various tokenization models, including issuer-sponsored and third-party tokenization. This statement does not establish new law but reflects the staff’s current views on regulatory treatment and compliance expectations for tokenized representations of securities.

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

More specifically, the relevant risk areas that INXD takes into consideration regarding each cryptocurrency include the overview and history, roadmap, business purpose, usage, distribution and concentration, regulation, compliance obligations, Howey Test triggers, risk assessment, token type, white paper, blockchain type, engineering, security and code, prototype, consensus process, network operating costs, supply, rewards and penalties, development team, and operations.

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

In fact, DEPs are providing new useful channels for delivering investor education tools and resources to retail investors. Retail investors are better at educating themselves about the risks and features of prospective products and services, and ultimately, transacting in a manner that is consistent with their investment goals and risk tolerance. Relevant studies support the view that effective DEP communications can help retail investors make more responsible decisions and ultimately improve their financial outcomes.

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

To date, the Company does not have any sophisticated digital engagement processes to engage retail customers. The Company allows pop-ups on its website, and utilizes email marketing and social media posts to bring attention to potential users on the Company platform. The Company provides FAQs, instructional videos and tutorials as part of its investor education resources.

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

While the trading platform of INXS is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and the INXD trading platform is licensed as a money transmitter in multiple states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries. We are licensed or otherwise qualified to operate as a money transmitter in 48 U.S. states plus Washington D.C. and Puerto Rico. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

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

The Company is now affiliated with OpenDeal Broker, LLC, OpenDeal Portal, LLC and INX Securities, LLC, as a result of its acquisition by Republic in November 2025. See Item 4.A. “Information on the Company–History and Development of the Company” for more information on the Republic acquisition.

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

 In the U.S. we have obtained licenses or are otherwise qualified to operate as money transmitters (or the equivalent in the states where such licenses or equivalent are required to conduct our business) in 48 U.S. states as well as in the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to, among other things, capital requirements including the net worth of our subsidiary, INXD.

Current and future regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to carry on or expand our operations or may result in higher than anticipated costs for financing our operations.

In addition, in connection with the offering of the INX Tokens, we have established a Cash Fund, as defined below, by reserving 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund” or “Reserve Fund.” The Cash Fund was intended to provide additional protection to our customers and maintain the financial stability of the Company. In connection with the Arrangement (as defined below), as of the date of this annual report, $31,205 of INX’s Cash Fund was distributed to the INX Token holders, and $3,120 remained in INX’s Cash Fund for pending distribution procedures to eligible holders. Following the completion of such pending distributions, the Cash Fund shall have been fully distributed. As a result of the foregoing, upon the full distribution of the Cash Fund, the Company will no longer maintain any Cash Fund or Reserve Fund. Accordingly, there will be no dedicated financial reserve available to cover customer or Company losses arising from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, or counterparty defaults. The absence of the Cash Fund may expose customers and the Company to greater financial risk in the event of such occurrences, and there can be no assurance that the Company will have sufficient resources to absorb or compensate for any such losses. Investors and customers should be aware that the protections previously afforded by the Cash Fund will no longer be available following its full distribution.

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

As of December 31, 2025, our customer funds in fiat were held with our partnering banks, Byline Bank and BMO Bank, which are not affiliated with INX. All customer assets for clients trading digital assets on INXD are held at Byline Bank under a specifically designated custodial account. Customer funds for clients trading security tokens on INXS were held at Layer2financial’s (dba “Rail”) partner financial institutions until April 30, 2026. Rail is not an affiliated company of the Company. As of April 30, 2026, INX Securities, LLC became the custodian of all customer cash, which is being held in BMO Special Reserve Account.

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

Security breaches, computer malware and computer hacking attacks have continued to plague blockchain networks throughout 2025, underscoring persistent vulnerabilities in both centralized and decentralized cryptocurrency services. According to blockchain analytics and industry reporting, cryptocurrency scams and fraud may have resulted in losses of up to $17 billion in 2025. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

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

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, changes to our business or offerings covered by applicable securities regulation, including the INX Token, that we provided materially false or misleading statements in connection with a transaction or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INXS trading platform, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of failures or malfunctions of our systems and services we provide.

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

●	BTC

●	ETH

●	LTC

●	USDC

●	AVAXC

●	USDT

●	DOT

●	XRP

●	PYUSD

●	SOL

●	POL

●	TCS

●	CC

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

We cannot guarantee that these service providers will make the necessary monetary and time investments to provide services for our INX.One model and changes to our interfaces and functionality that occur as we develop our business. To the extent any of our service providers or the organizations that provide services to our customers in connection with their trading activities cease to provide these services in an efficient, cost-effective manner or fail to adequately expand their services to meet our needs and the needs of our customers, we could experience decreased trading volume, lower revenues and higher costs which could adversely affect an investment in the Company.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022. From January, 2023 to February, 2024, Bitcoin increased in value by over 200%. The cryptocurrency market saw substantial growth throughout 2024, with Bitcoin price breaking above $100,000 for the first time. In 2025, Bitcoin’s price remained highly volatile but reached new all-time highs, climbing to approximately $126,000 in October 2025. Throughout 2025, Bitcoin continued to represent a majority share of the total cryptocurrency market’s value.

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

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heightened regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

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

Further, as of December 31, 2025, our cumulative Adjusted Operating Cash Flow was approximately negative $87.0 million. Because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Therefore, the token holders may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

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

The INX Tokens may entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. From time to time, the Company or INXS may offer additional discounts for the use of INX Tokens as payment for INXS transaction fees such that the aggregate discount exceeds ten percent (10%). In addition, although the INX Tokens may not be used as payment for transaction fees on the INXD trading platform, we intend from time to time to offer promotional discounts on transaction fees on the INXD trading platform to record holders of INX Tokens. Such discounts, as well as discounts on the INXS Trading Platform in excess of 10%, are promotional incentives that are governed by the terms and conditions for use of the trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount is subject to change at the sole discretion of INX with reasonable notice to INX Token holders and participants on the INX.One trading Platform.

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

Pursuant to the INX Token Purchase Agreement, if (i) the Company permanently discontinued all the activities of INX.One and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then the Company shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares. Further, the Company is obligated to cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, to the extent applicable, the Cash Fund or any proceeds thereof will not be held in an escrow or trust account, but rather, may be held in a separate bank or broker account controlled by the Company. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow.

INX Token holders do not have a perfected security interest in their Pro Rata Portion of the Distributable Amount of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token holder will receive any funds following an Insolvency Event.

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

Our directors are nominated and elected by a majority of our shareholders and their interests in our business may differ from the interests of INX Token holders. Our directors will have no fiduciary obligations to act in the interests of INX Token holders. As a result of the purchase of the Company by Open Deal, Inc. in November 2025, as the new shareholders of our sole shareholder, OpenDeal, Inc. will have significant influence over management and affairs and all other matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

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

There may not be any marketplace or secondary trading for the INX Token or other digital assets related to our business.

On February 15, 2026, secondary trading of the INX Tokens on the INX.One trading platform was terminated. As a result, holders of INX Tokens are currently unable to trade or otherwise realize liquidity from their investment through any Company-operated venue. There can be no assurance that any alternative regulated trading venue will become available or accessible to INX Token holders. The termination of trading on INX.One has materially adversely affected the liquidity, market value, and tradability of the INX Tokens, and such adverse effects may continue indefinitely.

Although the INX Token is listed and traded on the INX Securities ATS, an alternative trading system operated by our subsidiary, there is no guarantee that an active or liquid trading market for the INX Token will be sustained or that the market will remain sufficiently deep to allow holders to sell their tokens without significant price concessions. Unlike traditional equity securities that can be traded across multiple national exchanges or alternative trading systems, the INX Token is a digital security that may only be traded on trading platforms specifically licensed to support security tokens and that have integrated the necessary blockchain compliance protocols (such as ERC-1404 restricted token standards). Currently, the number of such regulated venues is extremely limited. If the INX Securities ATS were to cease operations, lose its regulatory license, or experience technical failures, holders of INX Tokens could be unable to transfer or sell their tokens, rendering them illiquid.

We may not be able to ensure that there are sufficient market makers or institutional liquidity providers to support trading volume of the INX Token. Without active market making, the spread between the bid and ask prices may widen significantly, leading to price volatility and making it difficult for holders to liquidate positions efficiently. The secondary trading of digital assets is also subject to evolving regulation by the SEC, FINRA, and other global authorities. Regulatory actions could limit our ability to maintain a marketplace for the INX Token or could impose restrictions that reduce the pool of eligible traders, such as restricting trading to accredited investors only, thereby severely reducing liquidity.

The transferability of the INX Token relies on the Ethereum blockchain. Significant congestion on the Ethereum network (“gas wars”) could make transactions prohibitively expensive or slow. Furthermore, if a hard fork or other disruption occurs on the underlying blockchain, or if smart contract vulnerabilities are discovered, trading could be halted entirely. The INX Token is a complex financial instrument that entitles holders to a portion of the Company’s Adjusted Operating Cash Flow, and traditional valuation models used for equity or debt may not be applicable or widely understood by the general investing public. This lack of consensus on valuation methodologies could dampen investor demand and trading activity.

We may from time to time consider strategic alternatives, including a transaction that would result in us becoming a privately held company, such as a merger, tender offer, or other business combination involving an affiliate or controlling stockholder. If we were to consummate a going-private transaction, INX Token holders could be required to sell their securities, and our securities could be delisted from any trading system. To the extent any such transaction is consummated, we would no longer be subject to the reporting requirements of the SEC, and there may be no public market for our securities thereafter. As a result, the liquidity and trading value of our securities could be materially and adversely affected.

Consequently, holders should be prepared to hold their INX Tokens indefinitely, as there is no assurance that a broad, public market will continue to exist or that they will be able to liquidate their investment.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If the Company loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and the Company’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, the Company would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, but in March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon. In addition, in June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. A two-week ceasefire was brokered in April 2026 to allow the parties to negotiate, but its durability and the prospects for a successful agreement remain uncertain.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service.

As of the date of this Annual Report, we have not been materially impacted by any absences of personnel at our service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date of this Annual Report, we currently have 21 full-time employees, with 15 employees located in Israel and 6 employees located outside of Israel.

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

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may do so if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services and some of such efforts have been successful. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel alleging genocide amid and in connection with the war in Gaza, and ordered Israel to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza, among others. On November 21, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes including using starvation as a method of warfare, murder and other inhumane acts. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Recent Developments

On April 3, 2025, TIDCI, then our sole shareholder, announced that it had entered into an arrangement agreement dated April 3, 2025 (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that valued TIDCI’s equity at up to $60 million (assuming the Rollover Share Limit (as defined below) is achieved). The Arrangement Agreement closed on November 10, 2025 (the “Closing”).

Under the terms of the Arrangement Agreement, on Closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, acquired all of the issued and outstanding common shares of The INX Digital Company, Inc., then our sole shareholder (the “Shares”), other than those Shares already owned by Republic. The consideration for such an acquisition was $60 million , with $18.8 million in consideration provided to the Rollover Shareholders (as defined below), as further described below, and fixed consideration of $36 million paid by Republic to the non-Rollover Shareholders. With respect to the consideration which was provided to the non-Rollover Shareholders, $20 million was paid by Republic in cash upon completion of the Arrangement and $16 million will be paid by Republic 18 months following the Escrow Deposit Date (which is defined in the Arrangement Agreement) pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”).

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

In connection with the Arrangement, Shy Datika and a company wholly-owned by Mr. Datika (the “Rollover Shareholders”) have entered into rollover agreements (“Rollover Agreements”) with Republic, pursuant which such shareholders agreed to exchange their Shares (“Rollover Shares”) for simple agreements for future equity (“SAFEs”) of Republic that have a face value equal to the number of Shares being transferred by such Rollover Shareholders pursuant to the Rollover Agreements multiplied by the per Share value that the non-Rollover Shareholders will receive pursuant to the Arrangement, assuming full payment of the CVR.

The Arrangement was completed pursuant to a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) upon satisfaction of certain closing conditions, including court approval, the approval of the shareholders of the Company (as further described below) and certain regulatory approvals.

As part of the transfer of ownership, $34,325 of INX’s Cash Fund was distributed to INX Token holders after Closing. As of May 19th, 2026, $2,921 remained in INX’s Cash Fund for pending distribution procedures to eligible holders. Following completion of such pending distributions, the Cash Fund shall have been fully distributed and no assets will remain therein.

Subsidiaries

The Company operates through the following wholly-owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 48 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX Limited and is operated by INXD.

As of the date of this annual report, the following crypto assets are supported for trading on the INX Digital platform (identified by symbol):

●	BTC

●	ETH

●	LTC

●	USDC

●	AVAXC

●	USDT

●	DOT

●	XRP

●	PYUSD

●	SOL

●	POL

●	TCS

●	CC

●	INX Securities, LLC (“INXS”) (formerly known as: Openfinance Securities, LLC), is a Pennsylvania limited liability company. INXS is recognized in the U.S. as a SEC registered Broker Dealer and is an SEC ATS. INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and starting 2022, Midgard develops the digital assets trading platform, security token trading platform, and other products, and holds Intellectual property.

●	INX Transfer Agent LLC (f/k/a Tokensoft Transfer Agent LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer is a transfer agent registered with the SEC, acquired by the Company pursuant to a purchase agreement dated December 28, 2021.

●	INX Solutions Limited is incorporated in Gibraltar as a private company limited by shares. INX Solutions Limited provided liquidity and risk management services to the group through the end of 2023. The entity is currently dormant.

●	INX Digital Assets UK Limited (formerly known as: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales INX acquired and issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash. INX UK is currently a dormant entity.

●	INX Services, Inc., a Delaware corporation, is currently dormant and is in the process of dissolution.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus, was dissolved and ceased to exist as a legal entity on September 12, 2025.

INX Global Ltd, a company incorporated under the laws of Cyprus on June 20th, 2025.

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

Under the Token Offering, INX Tokens were bought by more than 7,200 retail and institutional investors in 75 countries, with more than 61,000 investors expressing interest but unable to invest in the Token Offering, in part due to the U.S. blue sky restrictions. In June 2021, it came to the attention of the Company that during the course of the Token Offering as it related to Canada, the Company did not take all steps that may be required under Canadian securities laws. As a result, the Company elected to unwind the transactions forthwith by cancelling the 1,948,483 INX Tokens that were sold to such purchasers and refunding $1,753,635 representing the full purchase price of the INX Tokens sold.

On February 15, 2026, the Company delisted the INX Token from the INX One trading platform. This decision was made following a strategic internal review of the Company’s offerings, administrative requirements and other related factors. As a result of the delisting, the INX Token is no longer available for secondary market trading on the Company’s platform. The Company continues to recognize the rights of INX Token holders pursuant to the terms of the INX Token Purchase Agreement.

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

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. The crypto industry has suffered a continued series of thefts, prompting questions about the security of customer assets. In 2025, hacking incidents resulted in the theft of more than $3.4 billion in digital assets, driven in part by several large-scale exchange and protocol breaches. Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

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

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. There are currently over 200 active listed spot crypto exchanges. The total global crypto trading volume in September 2025 reached $4.27 trillion, with Binance, Coinbase, OKX, Bybit and Kraken among the consistently top-ranked platforms by volume and liquidity.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, according to Chainalysis’s January 2025 report, suspected wash trading across Ethereum, BNB, and Base blockchains may have accounted for up to $2.57 billion in artificial trading volume in 2024, with one address alone executing over 54,000 near-identical buy-and-sell transactions, suggesting significant non-economic activity. The most popular ways of manipulation are: pumping and dumping, whale wall spoofing and stop hunting, wash trading, and disseminating false information. As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

On the digital securities side, the market is in an early stage of development. Early trends indicate gradual growth and growing interest from institutional and retail participants; however, there can be no assurance that such growth will continue or that the market will develop as expected.

Blockchain Asset Exchanges

We believe that there is a growing institutional interest in operating regulated blockchain asset exchanges and trading platforms and utilizing blockchain assets in bank financing practices.

The SEC has historically treated many digital assets that meet the applicable legal standards (such as the Howey test) as securities under the Securities Act of 1933 and the Securities Exchange Act of 1934. In April 2025, the SEC’s Division of Corporation Finance issued a staff statement on offerings and registrations of crypto asset securities, which clarified how issuers should evaluate registration and disclosure obligations under existing law. In May 2025, SEC staff published additional FAQs addressing crypto asset activities, including custody and capital requirements for digital asset securities, and distinguished between digital assets that qualify as securities and those that do not. The SEC has also taken steps to modernize digital asset regulation, including rescinding outdated guidance, dismissing certain enforcement actions, and issuing no-action relief to support tokenization pilots for traditional securities. Although the SEC continues to assert its regulatory jurisdiction over digital asset securities and related markets, these actions demonstrate an ongoing effort to provide greater clarity and a compliance-focused framework for regulated entities operating in the digital asset ecosystem. There can be no assurance that future rulemaking will not materially alter these views or the regulatory obligations of market participants.

Finally, the Commodity Futures Trading Commission (CFTC) has long taken the position that virtual currencies, including Bitcoin and Ethereum, may qualify as “commodities” under the U.S. Commodity Exchange Act (CEA). However, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. Recent CFTC and SEC joint staff statements clarify that regulated exchanges may facilitate trading in certain spot crypto asset products. Additionally, initiatives announced in late 2025 seek to permit spot cryptocurrency products to be listed and traded on CFTC-regulated futures exchanges, reflecting evolving approaches to digital asset oversight. There can be no assurance that the CFTC’s jurisdiction over digital asset markets will expand or that proposed legislative or regulatory changes will be enacted.

A large and growing number of cryptocurrency exchanges operate globally, offering trading in digital assets across both spot and derivatives markets. Trading volumes on these platforms are substantial, with the largest exchanges accounting for a significant share of total market activity.

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

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are qualified to operate as a money transmitter in forty-nine (48) U.S. states plus Washington D.C. and Puerto Rico.

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

The INX Digital trading platform operates within the US, however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. The INX Digital platform offers secondary market trading in the following jurisdictions outside the US: Andorra, Anguilla, Antigua and Barbuda, Armenia, Australia, Austria, Azerbaijan, Bahrain, Belgium, Belize, Bermuda, Bhutan, Brazil, Brunei Darussalam, Bulgaria, Cape Verde, Chile, Colombia, Comoros, Croatia, Cyprus, Czech Republic, Denmark, Djibouti, Dominica, Dominican Republic, El Salvador, Estonia, Faroe Islands, Fiji, Finland, France, French Polynesia, Gambia, Georgia, Germany, Gibraltar, Greece, Grenada, Guadeloupe, Guatemala, Guernsey, Honduras, Hong Kong, Hungary, Ireland, Isle of Man, Israel, Italy, Japan, Jersey, Jordan, Kazakhstan, Kenya, Kiribati, Korea (Republic of), Kuwait, Kyrgyzstan, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Madagascar, Malaysia, Maldives, Malta, Marshall Islands, Martinique, Mauritania, Mexico, Micronesia (Federated States of), Moldova (Republic of), Monaco, Mongolia, Montserrat, Mozambique, Nauru, Netherlands, New Zealand, Nigeria, Norway, Oman, Papua New Guinea, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Réunion, Romania, Saint Kitts and Nevis, Saint Lucia, Saint Martin (French part), Saint Vincent and the Grenadines, Samoa, San Marino, Sao Tome and Principe, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, Solomon Islands, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan (Province of China), Tanzania (United Republic of), Timor-Leste, Tonga, Turkey, Turkmenistan, Turks and Caicos Islands, Tuvalu, Uganda, Ukraine, United Arab Emirates, United Kingdom, and Uruguay.On the INXS platform, the security tokens are available for trading in all 50 U.S. states, as well as in two U.S. territories and other foreign jurisdictions that we believe we have the right to operate in. The INXS platform offers secondary market trading in the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia (Plurinational State of), Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guadeloupe, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Kenya, South Korea (Republic of), Kuwait, Latvia, Lithuania, Luxembourg, Madagascar, Malaysia, Malta, Martinique, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Réunion, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan (Province of China), Tanzania (United Republic of), Thailand, Turkey, Turks and Caicos Islands, Uganda, United Arab Emirates, United Kingdom, Uruguay, British Virgin Islands, and Zambia.

For certain of our security tokens listed on our INXS platform, in addition to trading services, the Company also offers broker-dealer of record services for certain primary offerings in compliance with local laws. We provide these services to the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia (Plurinational State of), Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guadeloupe, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Kenya, South Korea (Republic of), Kuwait, Latvia, Lithuania, Luxembourg, Madagascar, Malaysia, Malta, Martinique, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Réunion, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan (Province of China), Tanzania (United Republic of), Thailand, Turkey, Turks and Caicos Islands, Uganda, United Arab Emirates, United Kingdom, Uruguay, British Virgin Islands, and Zambia.

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

We designed our platforms to provide the following solutions to the problems identified above, which we believe makes the INXD trading platform, the INXS trading platform and our related business activities (collectively, the “INX.One”) an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. We have developed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period. We intend to continue with the development of additional features and improvements to our pre-trade and post-trade services.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX.One trading platforms, we apply anti-money laundering (“AML”) and “Know Your Client” (“KYC”) procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●	Regulation and Safeguards. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX.One, whether trading cryptocurrencies or security tokens, are required to complete KYC/AML checks in compliance with applicable laws and regulations. Blockchain assets traded on the INXD trading platform are transferred to a digital wallet held by one of our custodians.

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

●	Reserve Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating a reserve fund (the “Reserve Fund”), out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. As of May 19th, 2026, there is an amount of $2.9 million in the Cash Fund that is still unclaimed and therefore undistributed.

●	Our Robust Technology. We are developing technology to support rapid trading activity. Our platforms are custom-built to support the growing blockchain asset market, and to scale along with the continued growth of the market.

The architecture for the INX.One matching engine is such that all orders are matched based on a “first in, first out” (“FIFO”) asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on our trading platforms, we offer incentives to attract high volume traders and establish strategic partnerships with market makers. INX Digital engages Keyrock s.a. and Flowdesk as independent liquidity providers on the INX Digital platform. INX.One enables trading via web portal and application programming interface solutions (“API”). The INXS ATS allows users to place bids and offers in digital securities such as the INX Token. All orders are placed in the order book which are visible to all approved users of the ATS. The ATS only accepts limit orders placed by each user. The system will automatically execute the best bids or offers in the order book. The ATS enables this peer-to-peer trading for approved users that have passed the KYC/AML requirements of INXS.

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

As of the date of this Annual Report on Form 20-F, we offer services in the following crypto assets and security tokens (identified by symbol) on INX.One:

INX Digital	INX Securities
BTC	Republic NOTE
ETH	HAG
LTC	FURA
USDC	TRUCPAL
AVAXC
USDT
DOT
XRP
PYUSD
SOL
POL
TCS
CC

The INX Digital platform operates within the U.S.; however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. Trading on the INX Digital platform is offered in the following U.S. jurisdictions: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. For these assets, the Company offers listing and trading services.

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

Our goal in the development of INX.One is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. The INX.One will help our customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

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

INXD is registered with FinCEN as a federal money services business. In addition, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia and Wisconsin and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Michigan, Missouri, Montana, Utah and Wyoming. INX Digital is eligible to operate as proposed in those jurisdictions.

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

In addition to the Custodial Services Agreement, on August 23, 2021 the parties thereto entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo’s services to INXD and the access granted to INXD by BitGo to BitGo Prime LLC’s (“BitGo Prime”) proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo Prime System by INXD, disclaimers by BitGo Prime and limitations to its responsibility and liability in connection with the BitGo Prime System, undertakings by INXD to indemnify BitGo Prime under certain circumstances, and the right of BitGo Prime to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. INXD’s access and use of the BitGo Prime’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Prime. BitGo Prime and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to INXD pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

As stated in INXD’s Custodial Services Agreement with BitGo, BitGo obtains and maintains insurance coverage in such types and amounts as are commercially reasonable for the custodial services provided. Any insurance related to theft of digital assets will apply to custodial services only (where keys are held by custodian) and not wallet services for non-custodial accounts (where keys are held by client).

As of April 30, 2026, there is approximately $3.5 million of customers’ funds held in BitGo wallets.

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

As a result of the sale of the Company to Republic that closed on November 10, 2025, the Company began distributing the Cash Fund was distributed to INX Token holders. As of the date of this annual report, $3,120 remained undistributed, and following the completion of the distribution to all the INX Holders. The undistributed Cash Fund amount is held in cash at INX Limited’s bank and investment accounts with BMO Bank.

INXS Trading Platform

Company owns INXS, a Pennsylvania limited liability company, that is registered in the United States as a broker-dealer, a FINRA member, and that operates and is registered as an Alternative Trading System with the SEC. We count INXS’s broker-dealer/ATS - including its digital security listings and client base - among our wholly owned subsidiaries.

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

INX Securities does not provide custodial services for the funds traded on the Platform. INX Securities does not guarantee or otherwise have responsibility for settling the trades and does not, at any time, exercise any level of control over the cash being used to make the purchase. The user establishes an account at Layer2financial’s (db “Rail”) partner financial institutions (“PFI”). Rail PFI provides custodial services with respect to the platform users’ funds for US Dollars. The user consents to instruct INX to communicate their instructions to Rail in order to move funds to and from the user’s Rail PFI’s accounts to effectuate settlement of a trade. As needed for trade funds settlement, instructions of the user are conveyed via API calls transmitted via the platform to Rail. As of April 30, 2026, INXS terminated its agreement with Rail and now is cash custodian for all INXS users. The cash is held at BMO Bank in an INXS Special Reserve Account.

When a user desires to buy a security token, these instructions directs INXS to allocate funds out of the buyer’s’ account to pay net sale proceeds to the seller’s account and to credit commissions and fees to INX Securities’ account. Pursuant to the Digital Trading Agreement, entry of a Bid order on the Platform explicitly constitutes the user’s direct and complete instruction to INXS to, upon match, allocate the net transaction proceeds from the Buyer’s trading account to the matched seller’s trading account and allocate commissions and fees from the Buyer’s trading account to INX Securities’ commission account and authorizes INX Securities to transmit this instruction, upon match, to the subject security’s SEC transfer agent or digital registrar, if necessary.

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

The distribution is calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution is based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2025, cumulative Adjusted Operating Cash Flow was negative $121.2 million. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of the Company’s cumulative Adjusted Operating Cash Flow is not self-executing and requires the approval of the Company’s financial statements and calculation of such distributions in good faith by the Company’s Board of Directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of the Company. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in ether which will be transferred to the INX Token holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the Token Offering).

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

●	Rights of INX Token Holders Upon a Failure or a Change of Control. Each INX Token held by parties other than the Company shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur:

-	The Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, (a milestone which has, as of the date hereof, been achieved); or

-	(a) a sale of all or substantially all of the assets of the Company; (b) any person or entity becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (c) the closing of a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company.

●	Rights of INX Token Holders Upon an Insolvency Event. If (i) the Company permanently discontinues all the activities of INX.One and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then INX shall be deemed to be in breach of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim.

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

The Cash Fund is not held in an escrow or trust account, but rather, is held in a separate bank account or accounts controlled by the Company. The Cash Fund can be used only for very specific designated purposes, under certain pre-identified circumstances, such as for covering losses of the Company and its clients that result from cybersecurity breaches or theft, errors in the execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses, or for the purpose of payment to holders of INX Tokens (other than to the Company itself) in the event of a change of control in the Company. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens, as well as holders of other preferential claims under relevant insolvency laws, may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund. INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion (as such term is defined in the Token Offering) of the Distributable Amount (as such term is defined in the Token Offering) of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token holder will receive any funds following an Insolvency Event (as such term is defined in the Token Offering). As a result of the closing of the Arrangement Agreement with Republic which occurred in November 2025, the Company began distributing the Cash Fund to INX Token holders. As of the date of this annual report, $3,120 of the Cash Fund remained undistributed, and following the completion of the distribution to all the INX Holders, the Cash Fund will be fully distributed and no assets will remain therein.

On February 15, 2026, the Company delisted the INX Token from the INX One trading platform. This decision was made following a strategic internal review of the Company’s offerings, administrative requirements and other related factors. As a result of the delisting, the INX Token is no longer available for secondary market trading on the Company’s platform. The Company continues to recognize the rights of INX Token holders pursuant to the terms of the INX Token Purchase Agreement.

Future Development

We plan to further develop our products and business, and in particular, to conduct the following development activities:

●	Develop full solution to support onboarding and trading of institutions - front and back office.

●	Enhance risk trading management tools.

●	Create the infrastructure to develop and launch new digital assets and/or integration with third party providers for specific solutions.

●	Execute the full vision of one regulated hub for digital assets – all under the same platform and share common processes (such as: registration, onboarding, trading, support).

●	Develop automated know-your-client (KYC) and anti-money laundering (AML) procedures.

●	Develop and launch a mobile application for digital securities trading.

●	Add additional payment methods for INX.One.

●	Further develop multi-blockchain support for the INXS platform.

Our Growth Strategies

We believe that as INX.One completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. We promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. We aim to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. We plan to continue to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business.

●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle,” where users will get benefits to buy INX Tokens. For example, INX Token holders may be entitled to a minimum of 10% discount on the trading fees on the INXS Trading Platform. This, in turn, may increase the value of the INX Token as the number of users on the INXS Trading Platform grows. In addition, holders of INX Tokens will be entitled to a distribution based on our net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. The Company has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

●	Single integrated solution. We believe that developing INX.One with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. We intend to bolster our competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services. In the future, the Company intends to establish a platform for the trading of cryptocurrency-based futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Competition

We face intense competition in the blockchain asset trading market on a global level. In 2025, leading blockchain asset trading platforms by trading volume and liquidity included Binance, Coinbase, OKX, Bybit and Kraken.

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

Regulation of our Trading Solution

INX Digital is registered with FinCEN as a federal money service business. In addition,, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia and Wisconsin, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Michigan, Missouri, Montana, Utah and Wyoming. INX Digital is eligible to operate as proposed in those jurisdictions.

INXS was approved by FINRA as a registered broker-dealer and is registered with the SEC as an alternative trading system (“ATS”).

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

Regulatory Oversight of Blockchain Assets

The following is a summary of recent regulatory actions and developments taken with regard to blockchain assets. Regulatory authorities in the U.S. have taken a range of actions involving blockchain assets. Prior to 2025, the SEC pursued numerous enforcement actions addressing the characterization of certain blockchain assets as securities and the operation of digital asset trading platforms and related services. In 2025 and thereafter, the U.S. regulatory approach evolved, with a greater emphasis on legislative and policy-based frameworks., alongside the dismissal or resolution of certain high-profile enforcement actions. Despite these developments, regulation of the blockchain industry continues to evolve rapidly, and regulatory approaches may differ significantly across jurisdictions and these may impact the Company’s operations.

Regulation of blockchain assets by U.S. federal and state governments, foreign governments and self-regulatory organizations is evolving. As blockchain assets have grown in popularity and in market size, the U.S. Congress and various agencies such as the SEC, the CFTC, FinCEN and others, have expanded their regulatory focus, and initial legislation has been enacted (such as the GENIUS Act), but a comprehensive unified regulatory regime has not yet been fully established.

Historically, the SEC has taken various actions against persons or entities misusing blockchain assets, including virtual currencies, in connection with fraudulent schemes, inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction.” The SEC clarified that the registration requirements” apply to those who offer and sell securities in the United States, regardless whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless whether those securities are …distributed in certificated form or through distributed ledger technology…”

On December 4, 2017 and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. Also on December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled “Cryptocurrencies and Initial Coin Offerings.” The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws.

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

In December 2020 the SEC filed an action against Ripple Labs Inc. and two of its executives, who are also significant security holders, alleging that the sale of XPR constituted an unregistered securities offering that raised over $1.3 billion. In 2024, the court entered a judgment imposing a civil penalty on Ripple, and in 2025, the parties dismissed their appeals, leaving the district court judgment in effect.

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

In December 2022, the SEC filed a complaint against Thor Technologies, Inc. and certain of its officers, for the sale of its Thor tokens as unregistered securities from its 2018 ICO. The SEC highlighted in its complaint that the Thor tokens were marketed as an investment, and Thor did not give proper disclosures to investors regarding its financial condition and ability to generate profits. In October 2023, the court entered a default judgment in favor of the SEC, ordering disgorgement, prejudgment interest, and permanent injunctions against the company and its founder.

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

In July 2022, the SEC filed a complaint against Coinbase Global, Inc., employee and two others alleging insider trading in violation of the federal securities laws. In its complaint, the SEC alleged that at least nine of the digital assets involved met the definition of securities under the U.S. law.

In June 2023, the SEC filed a complaint against Coinbase Global, Inc., claiming that it was operating an unlawful securities exchange, clearing agency, and broker. In February 2025, Coinbase announced that the SEC agreed to drop its enforcement lawsuit, subject to final Commission approval. In June 2023, the SEC also filed a complaint against Binance, its U.S. affiliate, and founder Changpeng Zhao, alleging several securities violations. In May 2025, the SEC voluntarily dismissed its enforcement lawsuit against Binance and Zhao, with prejudice.

In November 2023, the SEC filed a complaint against Kraken, alleging it was operating as an unregistered securities exchange, broker, dealer, and clearing agency, in violation of the Securities Act of 1934.  In March 2025, Kraken announced that the SEC had agreed in principle to dismiss its lawsuit with prejudice, without penalties or business changes.

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

The SEC has historically focused on the cryptocurrency industry, and digital asset regulation continues to remain an area of focus. The current administration signalled a shift toward clearer regulatory frameworks and engagement with industry participants.

In January 21, 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, the President signed an executive order titled “Executive Order on Strengthening American Leadership in Digital Financial Technology” that outlined the administration’s commitment to strengthening U.S. leadership in the digital asset space and established an inter-agency working group for artificial intelligence and digital assets that is tasked with proposing a regulatory framework governing the issuance and operation of digital assets, including stablecoins, in the United States. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit (CETU), which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

In May 2025, SEC staff published additional FAQs addressing crypto asset activities, including custody and capital requirements for digital asset securities, and distinguished between digital assets that qualify as securities and those that do not. The SEC has also taken steps to modernize digital asset regulation, including rescinding outdated guidance, dismissing certain enforcement actions, and issuing no-action relief to support tokenization pilots for traditional securities.

In July 2025, the U.S. Congress passed the GENIUS Act, the first comprehensive federal legislation governing stablecoins. The law establishes a federal licensing and supervision framework for payment stablecoins, including requirements for transparency, reserves, and consumer protection. In parallel, the Digital Asset Market CLARITY Act passed the U.S. House of Representatives, aiming to clarify the classification of digital assets as securities or commodities and set registration requirements. The CLARITY Act remains under consideration by the Senate, with potential passage expected in early 2026.

Additionally, in January 2026, the U.S. Securities and Exchange Commission staff (Divisions of Corporation Finance, Investment Management, and Trading and Markets) issued a joint statement clarifying the application of federal securities laws to tokenized securities. The statement confirms that tokenized securities remain securities under U.S. law regardless of their digital format and discusses various tokenization models, including issuer-sponsored and third-party tokenization. This statement does not establish new law but reflects the staff’s current views on regulatory treatment and compliance expectations for tokenized representations of securities.

The CFTC has historically asserted that bitcoin and other virtual currencies meet the definition of a commodity and that it has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. In 2025, the CFTC continued to monitor digital asset markets closely, while Congress passed the GENIUS Act, which regulates stablecoins, and debated the Digital Asset Market CLARITY Act, which would clarify digital asset classification and CFTC registration authority. The CFTC also maintained ongoing discussions with Congress regarding expanded jurisdiction over spot and derivatives digital asset markets, and any future legislation could impact the Company.

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

The IRS continues to treat bitcoin as property for U.S. federal income tax purposes. Taxing authorities of a number of U.S. states have also issued their own guidance regarding the tax treatment of bitcoin for state income or sales tax purposes. The treatment of blockchain assets may be the subject of contemplated tax reform. Recent IRS guidance clarifies treatment of digital asset transactions and reporting obligations, including new digital asset information reporting regulations that apply starting in 2025.

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

MiCA is part of a broader E.U. digital finance package, which, inter alia, also includes the Digital Operational Resilience Act (“DORA”) which applied as of January 2025 and the DLT Pilot Regime which has started applying since March 2023 and provides a legal framework for trading and settlement of transactions in crypto-assets that qualify as financial instruments under MiFID II., contributing to a more integrated and harmonized regulatory framework within the E.U.

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. In 2021, it was reported that China banned all cryptocurrency trading and mining. It is possible that persons from the Chinese market have been or have been attempting to engage in cryptocurrency trading activity through off-shore access. Notwithstanding the foregoing, it is still illegal in China except for highly restricted instances of personal investment or as a payment method.

In 2017, South Korea’s Financial Services Commission imposed broad restrictions on token issuance and institutional participation in cryptocurrency markets. That approach has since evolved, with comprehensive virtual asset legislation enacted in July 2024 and, in 2026, the lifting of the long-standing corporate investment ban to permit regulated corporate investment in cryptocurrencies subject to defined limits. Japan regulates crypto assets through a registration and oversight regime under the Payment Services Act, but is actively reforming its legal framework to treat many crypto assets as financial products with added securities-style oversight and enhanced market rules As of December 2025, there were 28 crypto-asset exchange service providers registered with the Japanese Financial Services Agency (FSA) under the Payment Services Act. Singapore has enacted a comprehensive regulatory regime under the Payment Services Act, including finalized stablecoin rules in 2023, and has further strengthened its framework by expanding licensing requirements to Singapore-based digital token service providers serving overseas customers, while stablecoin issuers must meet strict criteria to be designated as MAS-regulated stablecoins.

The UK is in the process of formalizing comprehensive crypto regulation, with primary legislation expected to take effect by October 2027. This will bring crypto assets fully under the Financial Services and Markets Act regime, giving the Financial Conduct Authority (FCA) explicit powers to regulate crypto trading platforms, custody services, stablecoin issuance, and other cryptoasset activities. In the interim, certain crypto activities in the UK remain subject to FCA oversight, including anti-money-laundering and customer protection obligations for cryptoasset firms under the Money Laundering Regulations 2017, as well as FCA financial promotions and consumer protection guidance designed to ensure clear risk disclosures for UK retail investors.

Israeli authorities have continued to advance regulation of crypto assets. In late 2024 and into 2025, the Israel Tax Authority and Ministry of Finance published a memorandum proposing to define “digital assets” as capital assets subject to capital gains tax, providing statutory clarity on their tax treatment. The Israel Securities Authority (ISA) has also published proposals to amend securities regulations to clarify the legal status of digital assets and bring certain crypto activities under existing securities law. While comprehensive crypto-specific legislation has not yet been enacted, these initiatives reflect ongoing efforts by multiple regulators, including the ISA, the Bank of Israel, and the Ministry of Finance, to provide greater legal and tax clarity for digital assets in Israel.

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. The majority of those Staff Notices have dealt with the question of when a cryptocurrency constitutes a security for securities law purposes, as well as providing specific regulatory guidance for cryptocurrency trading platforms that have Canadian resident customers and other businesses that hold cryptocurrencies on behalf of Canadian clients. As the Company does not have Canadian clients, or other Canadian operations, such regulatory guidance does not apply to the Company. In a September 2024 announcement, the Canadian Securities Administrators extended the deadline for registered crypto asset trading platforms (“CTPs”) to comply with value-referenced crypto assets related terms and conditions to December 31, 2024. Additionally, during 2024 several CTPs received authorization to operate in Canada.

The Government of Gibraltar enacted the Financial Services (Distributed Ledger Technology Providers) Regulations (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. In April 2022, Gibraltar introduced the 10th core principle of their DLT Regulations, Market Integrity. This principle focuses on combating market and price manipulation, as well as any other activity that may negatively affect the reputation of Gibraltar’s digital asset market. The integrity of these markets is a key focus and Gibraltar intends to remain at the forefront of standard setting in the industry. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations, however, this will depend on the manner in which the sale of tokens is structured and the characteristics of the token. The Gibraltar Financial Services Commission (“GFSC”) issued guidance notes in 2024 as to the scope of the DLT framework, to assist DLT providers in understanding and complying with their regulatory obligations. In October 2025, amendments to the Financial Services Act expanded the regulatory perimeter by bringing virtual asset arrangements — including the exchange of virtual assets for fiat currency or for other virtual assets — within the regulated activities regime, requiring firms to obtain Part 7 permission from the GFSC. Gibraltar has also implemented cross-border anti-money-laundering requirements, including the FATF Travel Rule for virtual asset transfers, and is advancing a digital clearing and settlement framework for virtual asset derivatives, reflecting ongoing evolution of its regulatory standards for distributed ledger and virtual asset activities.

European Regulation

The extension of anti-money laundering requirements to certain crypto-related activities by the European Union’s Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes in different E.U. Member States. Since then EU lawmakers have reached provisional agreements and adopted a European anti-money laundering (AML) package, bringing new rules on anti-money laundering one step closer in the legislative process. The aim of the AML package is to update the EU AML framework and tackle the evolving landscape of money laundering practices within the EU.

 The Council of the EU and the European Parliament have reached common positions on parts of the AML reform package, including the establishment of a new Authority for Anti-Money Laundering and Countering the Financing of Terrorism (AMLA) with direct and indirect supervisory powers over high-risk obliged entities, including certain crypto-asset service providers, and the adoption of a new directly applicable EU AML Regulation that will set a single rulebook for obliged entities throughout the EU. These measures, together with enhanced customer due diligence requirements and broader coverage of obliged entities, are intended to close loopholes in national AML regimes and provide greater consistency in anti-money-laundering oversight across Member States. The new EU AML framework was adopted in 2024 and is being implemented, and at the beginning of 2026 AMLA and the European Banking Authority completed the handover of all AML/CFT mandates and functions, establishing AMLA as the EU’s central authority for anti-money-laundering and counter-terrorist-financing supervision.

Additionally, European regulations establish the foundation for a regulatory framework governing crypto assets within the EU. MiCA entered into force in June 2023 and creates one of the most encompassing regulatory regimes designed to provide legal clarity and certainty for crypto-asset issuers, crypto-asset providers and crypto-assets not covered by existing financial services legislation. MiCA covers transparency and disclosure requirements for the issuing, offering to the public and admitting of crypto-assets to a trading platform; the authorization and supervision of crypto-asset service providers and issuers of asset-referenced and electronic money tokens; the operation, organization and governance of the issuers and crypto-asset service providers; protection for holders of crypto-assets and clients of service providers; measures to prevent insider dealing, unlawful disclosure of inside information and market manipulation. MiCA became effective starting on December 30, 2024, however, rules on asset-referenced tokens and e-money tokens applied starting on June 30, 2024, and impact any operations in the European Union. The Regulation on the Traceability of Transfers of Funds (“TFR”) has also applied from December 2024 and provides for the traceability of crypto-assets transfers and the authentication of users, aligning with FATF standards.

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

The Financial Services and Markets Act of 2023 (FSMA 2023) became effective on June 29, 2023. It gives the government of the United Kingdom the authority to specify which cryptocurrency activities fall under the FSMA and to specify what activities fall under the Designated Activities Regime (DAR). FSMA 2023 also grants the authority to establish a regulatory regime for digital settlement assets (DSA), also known as stablecoins, for payment activities. In November 2024, the UK Financial Conduct Authority (“FCA”) published a series of pieces on crypto regulation, including its anticipated crypto roadmap, which sets out key dates for the development of a comprehensive regulatory framework for crypto in the UK and forecasts the publication of all Policy Statements to be completed in 2026, with the regime coming into force in 2027. Under the future regime, firms undertaking specified cryptoasset regulated activities will generally need to obtain authorisation from the FCA and comply with applicable conduct, prudential and consumer protection rules.

Japan

In June 2023, the Japanese government introduced new notification obligations (travel rule) regarding crypto-assets and electronic payment instruments providing Japanese authorities with additional monitoring capabilities to track virtual currency transfers.Crypto-asset Exchange Service Providers and Electronic Payment Instrument Exchange Service Providers (collectively referred to as “VASPs”) have to submit information on originators and beneficiaries at the time of transfer of crypto-assets or electronic payment instruments, to make it possible to trace transaction flows.

Japan has since limited the scope of the travel rule to transfers involving foreign VASPs located in jurisdictions that have regulations equivalent to the travel rule requirements in Japan. In June 2025 the Financial Services Agency finalized amendments expanding the list of jurisdictions covered by the travel rule effective August 1, 2025.

To date, we have treated, and we anticipate continuing to treat, the INX Tokens as securities under the laws of all foreign jurisdictions.

C. Organizational Structure.

TIDCI

TIDCI, the sole shareholder of the Company until the completion of the Arrangement, was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on August 22, 2018, as evidenced by a Certificate of Incorporation issued pursuant to the provisions of the BCBCA under the name “Valdy Investments Ltd.”

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

On November 10, 2025, Republic completed its acquisition of the Company, TIDCI and their related companies pursuant to the Arrangement. As of the date of the Closing, TIDCI is no longer a shareholder of the Company.

List of Subsidiaries

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage
INX Digital, Inc.	United States (Delaware)	100%
INX Services, Inc.	United States (Delaware)	100%
INX Solutions Limited	Gibraltar	100%
Midgard Technologies Ltd.	Israel	100%
INX Securities, LLC	United States (Pennsylvania)	100%
INX Digital Assets UK Limited	UK	100%
INX Transfer Agent LLC	United States (Delaware)	100%
INX Global Ltd.	Cyprus	100%

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this report. This discussion and other parts of this report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Our discussion and analysis for the year ended December 31, 2025 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on May 21, 2026.

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

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. The Company may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors of it determines that the Company has net cash balances sufficient to fund less than nine months of its operations. The Company intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2025, the Company held approximately 57.9 million (including 35 million not allocated to issue) INX Tokens in reserve.

On February 15, 2026, the Company delisted the INX Token from the INX One trading platform. This decision was made following a strategic internal review of the Company’s offerings, administrative requirements and other related factors. As a result of the delisting, the INX Token is no longer available for secondary market trading on the Company’s platform. The Company continues to recognize the rights of INX Token holders pursuant to the terms of the INX Token Purchase Agreement.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2025, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution was paid on April 30, 2026.

We offer holders of INX Tokens an entitlement to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Recent Developments

On April 3, 2025, INX Digital Company, Inc., then our sole shareholder, and Republic have entered into the Arrangement Agreement, pursuant to which the Purchaser acquired all of the Shares, other than those Shares already owned by Republic. The Arrangement closed on November 10, 2025. For more information regarding the Arrangement Agreement, see “Item 4. Information on The Company - History and Development of the Company.”

Results of Operations for the year ended December 31, 2025

Income

The Company’s main sources of income are trading and transaction fees generated from providing digital assets and security tokens trading platforms to our customers.

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

The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure its performance. During the year ended December 31, 2025, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.3, while the total notional amount traded on the platform was $120.2 million.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements. The Company recorded an income of $0.03 million.

Equity (income) loss on investment in associate,the Company recorded income of $1.2 million, representing the reversal of equity losses from previous years recognized from its investment in Nabatech.

On March 20, 2026, the Company sold its 33% interest in Nabatech for $0.5 million.

Total operating expenses

Operating expenses for the year ended December 31, 2025, were $24.4 million, and they consist of research and development, sales and marketing, general and administrative expenses, other expenses, disposal of fixed assets and intangible assets as well as the change in fair value of INX Token warrants.

−	Research and development expenses, of $4.0 million, primarily consist of costs of our technology development personnel, software and web services and other technology related expenses.

−	Sales and marketing expenses of $2.9 million primarily includes personnel cost, promotional campaigns and other marketing costs incurred mainly related to the digital assets business segment.

−	General and administrative expenses of $14.4 million, mainly include the cost of personnel, compliance and legal costs, amortization of intangible assets, audit services and insurance.

−	Disposal of fixed assets and intangible assets of $2.6 million

−	Operating expenses include a gain on the change in the fair value of the INX Token warrant liability for warrants granted to employees and service providers of $0.5 million.

Gain (loss) on INX Tokens issued

Our balance sheet as of December 31, 2025 includes the INX Token liability of $24.3 million compared to $25.8 million as of December 31, 2024. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One trading platform. Accordingly, we elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss.

During the year ended December 31, 2025, the Company recorded an unrealized gain on INX Tokens issued of $3.5 million, compared to gain of $28.4 million recorded during the year ended December 31, 2024.

Net income (loss)

Our loss from operations and net loss for the year ended December 31, 2025, was approximately $22.9 million and $51.2 million, respectively.

Total comprehensive loss

Total comprehensive loss includes net losses and other comprehensive income. The other comprehensive income mainly includes unrealized gain on investments held in our portfolio as part of our operating capital and the Reserve Fund. During the year ended December 31, 2025, we recognized $0.6 million unrealized loss. Total comprehensive loss for the year was $51.8 million.

Adjusted Operating Cash Flow

Following the entry into the Token Rights Amendment, the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale of INX Tokens (the “Adjusted Operating Cash Flow”). The distribution is based on the INX’s cumulative Adjusted Operating Cash Flow, net of cash flow which has already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2025, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2026.

Our Adjusted Operating Cash Flow for the year ended December 31, 2025, was negative $11.8 million. The cumulative Adjusted Operating Cash Flow as of December 31, 2025, was negative $87.0 million.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow as of December 31, 2025 (unaudited):

(in U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2024	$(75,174)
Less: Net cash used in operating activities in the year ended December 31, 2025	(11,834)
Less: Cumulative Adjusted Operating Cash Flow as of December 31, 2025 that formed the basis of distribution paid to INX Token holders on April 30, 2025(there was no distribution)	-
Plus: Proceeds from INX Tokens during the year ended December 31, 2025	-
Less: Proceeds from initial sale of INX Tokens during the year ended December 31, 2025	-
Cumulative Adjusted Operating Cash Flow as of December 31, 2025	$(87,008)

Results of Operations for the year ended December 31, 2024

Income

The Company’s main sources of income are trading and transaction fees generated from providing digital assets and security tokens trading platforms to our customers.

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

The Company recorded an income of $0.9 million mostly set off against the cost of Nabatech $0.8 million, and the Company’s share (33%) in Nabatech’s loss of $0.7 million.

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

Net income (loss)

Our net loss from operations and net income for the year ended December 31, 2024, was approximately $12.2 million and $18.4 million, respectively.

Net Income from discontinued operation

Our net income from discontinued operation for the year ended December 31, 2024, was approximately $1.2 million.

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

Comparison of operating results for the year ended December 31, 2025 and 2024

The following table presents an overview of our results of operations for years ended December 31, 2025 and 2024:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31
	2025	2024
Revenue
Transaction and brokerage fees	$290	$422

Service revenue	28	871
Cost of services	-	(836)
Gross profit on service revenue	28	35

Equity (Income) Loss on investment in associate	1,207	(651)

Sales of digital assets	-	-
Cost of digital assets	-	-
Change in revaluation of digital assets	-	-
Net gain (loss) on digital assets	-	-

Total income (loss)	1,525	(194)

Operating income (expenses):
Research and development	(3,982)	(3,082)
Sales and marketing	(2,838)	(3,112)
General and administrative	(14,425)	(6,712)
Other expense	(120)	-
Loss on disposal and impairment of assets, net	(2,500)	-
Change in fair value of INX Token warrant liability	(528)	936
Total operating expenses	(24,393)	(11,970)

Loss from operations	(22,868)	(12,164)

Unrealized gain (loss) on INX Tokens issued	3,495	28,394
Finance income	2,747	2,363
Financial expenses	(222)	(195)
Financial Exp. From Cash Funds Distribution	(34,325)	-
Income (loss) before tax	(51,173)	18,398)
Tax Income (expense)	(16)	(1)
Net income (loss) from continuing operations	$(51,189)	$18,397

Income from discontinued operations	-	105
Gain (loss) from sale of discontinued operations	(34)	1,145
Net income from discontinued operations	(34)	1,250
Net Income (loss)	(51,223)	19,647
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	(710)	(265)
Unrealized gain (loss) on securities at fair value through other comprehensive income	141	600
Realized gain on investments – Sale of Subsidiary	-	356
Adjustments arising from translating financial statements from functional currency to presentation currency	(22)	44
Total other comprehensive income (loss)	(591)	735

Total comprehensive income (loss)	$(51,814)	$20,382
Earnings (loss) per share, basic and diluted
From continuing operation	$(1.08)	$0.39
From discontinued operation	-	0.02
	(1.08)	0.41
Weighted average number of shares outstanding, basic and diluted	47,635,875	47,635,875

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

During the years ended December 31, 2025, and 2024, our subsidiaries INXD and INXS, earned total trading and transaction fees of $0.3 million and $0.4 million, respectively., while the total notional amount traded on the platform was $120.2 million and $43.0 million, respectively. The total trading and transaction fee revenue remained stable in 2025 compared to 2024, maintaining consistent revenue generation despite slight fluctuations in trading volume.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, the Company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. For the years ended December 31, 2025 and 2024, the Company recorded service income of $0.0 million and $0.9 million respectively, in 2024 mostly offset against Nabatech’s costs, while in 2025 the Company recorded $1.2 million in income related to Nabatech equity losses from previous years. In 2024 the company recorded its 33% share of Nabatech’s equity losses $0.7 million In March 2026 the Company sold its interest in Nabatech and no longer has any rights to future revenue associated with the business.

Operating Expenses

Research and development expenses

We incurred $4.0 million in research and development expenses for the year ended December 31, 2025, compared to $3.1 million for the year ended December 31, 2024. Research and Development expenses increased by $0.9 million from 2025 to 2024. The increase was primarily driven by an increase of $1.0 million in research and development personnel costs, $0.1 million in Token-based compensation expense offset by decrease in Share-based compensation costs of $0.1 million and in other research and development expenses of $0.1 million.

.

Sales and marketing expenses

We incurred $2.9 million in sales and marketing expenses for the year ended December 31, 2025, compared to $3.1 million for the year ended December 31, 2024. Sales and marketing expenses decreased by $0.2 million from 2025 to 2024. This decrease was mainly driven by customer support and personnel cost of $0.4 million, token-based compensation of $0.1 offset by other marketing costs of $0.3 million.

General and administrative expenses

We incurred $14.4 million in general and administrative expenses during the year ended December 31, 2025, compared to $6.7 million for the year ended December 31, 2024. The increase of $7.7 million was mainly driven by an increase in debts write off of $5.9 million (the parent company $4.3 and Nabatech $1.6 million), personnel cost of $1.4 million,financial and audit expenses of $0.6 million and insurance costs $0.7. These increases were offset by a decrease in share-based compensation of $0.6 million and other general and administrative expenses of $0.3 million,

Our balance sheet as of December 31, 2025 includes the INX Token liability of $24.3 million compared to $25.8 million as of December 31, 2024. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable accounting standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2025 and 2024, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 12 in the audited consolidated financial statements).

In addition, the company may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of December 31, 2025 and December 31, 2024 the total amount of outstanding INX Token warrants the Company has granted to directors, employees and service providers is $0.0 and 8,116,958, respectively. The INX Token warrant liability of $0.0 and $0.7 million at December 31, 2025 and 2024, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 14 in the financial statements).

Changes in fair value of the liabilities noted above are recorded through profit and loss in our consolidated statement of comprehensive income (loss). During the year ended December 31, 2025, the fair value of INX Tokens and INX Token warrants issued decreased, and is recorded as an unrealized gain in the statement of comprehensive income of $3.5 million and $28.4 million, respectively.

INX Token Valuation

The fair value of each INX Token as of December 31, 2025 and 2024, was $0.17 and $0.19, respectively.

Net income (loss)

Net loss for the year ended December 31, 2025, was $51.2 million compared to net income of $18.4 million for the year ended December 31, 2024, a decrease of $69.6 million. A substantial portion of this decrease is the cash fund distribution of $34.3, attributable to a decrease in the unrealized on INX Tokens issued, difference of $24.9 million a $3.5 compared $28.4 million, respectively, which is recorded through profit and loss, an increase in operating expenses of $12.4 million mostly of debts write off of $5.9, and amortization on intangible liability of $2.5, these decreases were partially offset by an increase in equity loss on investment in association $1.2 million.

Total comprehensive income (loss)

Total comprehensive loss for the year ended December 31, 2025 was $51.8 million compared to total comprehensive income of $20.4 million for the year ended December 31, 2024, a decrease of $72.2 million. A substantial portion of this decrease is the cash fund distribution of $34.3, attributable to a decrease in the unrealized on INX Tokens issued, difference of $24.9 million a $3.5 compared $28.4 million, respectively, which is recorded through profit and loss, an increase in operating expenses of $12.4 million, these decreases were partially offset by an increase in equity loss on investment in association $1.2 million.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2025, was negative $11.8 million, compared to negative $10.7 million during the year ended December 31, 2024.

To significant non-cash adjustments, primarily the unrealized gain on INX Tokens issued of $3.5 million in 2025 compared to $28.4 million in 2024. Additionally, there were lower non-cash expenses including reduced share-based payments ($0.3 million vs $1.2 million) and an increase in accounts payable and accrued expenses (positive $3.2 million vs negative $0.5 million). We also experienced negative impacts from changes in working capital, particularly in prepaid expenses and other receivable (positive $0.2 million vs negative $1.3 million) and Impairment of goodwill and intangible assets ($2.5 million vs. $0.2 million).

Key Business Metrics

Security Token and Digital Asset Business

For our security token and digital assets business, we use the following key business metrics to evaluate our business, measure performance and make strategic decisions:

	Years ended December 31 (unaudited)
	2025	2024
Number of Verified Accounts	2,608	2,968
Trading Volume	$120,238,000	$43,039,000
Customer Assets on Platform	$10,939,000	$6,555,000

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

B. Liquidity and Capital Resources.

Capital resources

Our financial statements as of December 31, 2025 have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business.

Based on the Company’s cash position, alongside projected continued negative cash flows, the Company’s resources are not sufficient to fund its operation for the next 12 months. Accordingly, our ability to continue as a going concern will require obtaining additional financing to fund its operations, which may include private and/or public offerings of debt or equity securities and/or additional payments that may be received. There can be no assurance that such funding or payments will be available on acceptable terms, or at all.

The Company currently lacks sufficient recurring sources of revenue and its ability to continue as a going concern is dependent on its ability to raise revenue and/or capital to fund its ongoing operations and working capital requirements or its ability to profitably execute its business plan. Additionally, the volatility in capital markets and general economic conditions in the U.S. and elsewhere can pose significant challenges to raising the required funds and/or expanding operating revenue. The doubts regarding the Company’s ability to continue as a going concern may adversely affect its ability to obtain new financing on reasonable terms or at all. If funds are not available, the Company may be required to delay, reduce the scope of, or eliminate its business plans. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Our future operations are dependent upon our ability to raise revenue and/or capital to fund our ongoing operations and working capital requirements or our ability to profitably execute our business plan, and there can be no assurances that we will be successful in doing so. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Management and the Board of Directors are actively involved in the review, planning and approval of our significant expenditures and financial commitments.

As of December 31, 2025 our operating capital of $5,069 million is held in banks. $13.42 million, as of December 2024, was held in cash and cash equivalents, U.S. Treasury securities, marketable corporate bonds and other investments as follows:

(U.S. Dollars in thousands)

	December 31, 2025	December 31, 2024

Cash and cash equivalents	$5,069	$10,008

Short-term investments
U.S. Treasury securities	-	-
Corporate bonds – marketable investments	-	2,922
Total short-term investments	$-	$2,922

Long-term investments
Corporate bonds – marketable investments	-	-
Investments in private equity	490	490
Total long-term investments	$490	$490

Total capital	$5,559	$13,420

Reserve Fund (otherwise referred to as Cash Fund)

As of December 31, 2022, INX had segregated $36 million as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1.6 million. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34.4 million. In April 2024, a human error in the Company’s trading platform execution led to a loss of $80,000. The Company promptly updated work procedures to prevent similar errors. The Company utilized funds set aside in the Reserve Fund to cover the loss. In connection with the Arrangement, as of the date of this annual report, $31,205 of INX’s Cash Fund was distributed to the INX Token holders, and $3,120 remained in INX’s Cash Fund for pending distribution procedures to eligible holders. Following completion of such pending distributions, the cash reserve fund as of the date of the Arrangement shall have been fully distributed.

The Reserve Fund consists of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

(U.S. Dollars in thousands)

	December 31, 2025	December 31, 2024
Cash and cash equivalents	3,120	14,209

Short-term investments
U.S. Treasury securities	-	2,954
Corporate bonds – marketable investments	-	8,848
Total short-term investments	3,120	11,802

Long-term investments
U.S. Treasury securities	-	-
Corporate bonds – marketable investments	-	8,314
Total long-term investments	-	8,314

Total Reserve Fund	3,120	34,325

Digital assets

As of December 31, 2025 and 2024, we held $1 million and $0.1 million, respectively, of digital assets for operating purposes.

Coin Symbol	December 31, 2025	December 31, 2024

BTC	$404	$356
USDC	382	251
ETH	168	146
AVAXC	27	73
USDT	36	26
LTC	17	16
ZEC	3	3
ZUSD	5	-
Other	105	114
-	1,147	985

Material cash commitments and contractual obligations

As of December 31, 2025 and 2024, we have the following short and long-term cash commitments and contractual obligations:

(U.S. Dollars in thousands)

	December 31, 2025	December 31, 2024
Current liabilities
Accounts payable and accrued expenses	4,715	1,570
Lease liability	-	228
Liability from cash fund token distribution	3,120	-
Total current liabilities	7,835	1,798
Total	7,835	1,798

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating capital

To date, although we have generated brokerage fee revenue through ILSB as well as trading and transaction fees earned on our security token and digital assets business offered by INXS and INXD, we have mainly financed our operations through equity investments made by our shareholders, the INX Token Offering in the US, and the Valdy Transaction in Canada.

Following the acquisition of the Company by OpenDeal Inc. (dba “Republic”), our financing considerations and capital strategy have been integrated into the broader Republic ecosystem. As a subsidiary of Republic, our continuing operations and strategic initiatives may be supported by Republic’s financial resources, capital-raising capabilities, and institutional backing. We believe this acquisition provides an additional layer of financial stability and access to capital that supports our long-term growth objectives.

Our future expenditures and capital requirements will depend on numerous factors, including our growth, our ability to acquire and retain new clients utilizing our services, and our success in attracting issuers to issue security tokens and list them on INX.One for trading. These requirements are also subject to the continuing market acceptance of our products and services, the evolution of digital assets and blockchain technology, and overall economic conditions.

Based on the Company’s cash position, alongside projected continued negative cash flows, the Company’s resources are not sufficient to fund its operation for the next 12 months. Accordingly, our ability to continue as a going concern will require obtaining additional financing to fund its operations, which may include private and/or public offerings of debt or equity securities and/or additional payments that may be received. There can be no assurance that such funding or payments will be available on acceptable terms, or at all.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth certain information relating to our executive officers and board members, including their ages, as of April 30, 2026 . Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

Name	Age	Position
Vlad Uchenik	55	Chief Executive Officer & Chief Compliance Officer
Iris Even-tov	56	Chief Financial Officer
Paz Diamant	57	Chief Technology Officer
Edward Cohen	38	Chief Legal Officer
Chuck Pettid(2)	47	Director
Noam Elharar(1)(2)(3)	43	Independent Director
Allen Yee(1)(2)(3)	48	Independent Director

*	Under Gibraltar law, directors are appointed indefinitely unless their appointment specifies a defined period. Our directors were not appointed with a specified defined period of term.

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Governance Committee

Mr. Vlad Uchenik is Chief Executive Officer and Chief Compliance Officer for the Company and the Chief Executive Officer of INXS. Mr. Uchenik has over 29 years of experience in the financial services industry. Vlad is currently CEO and CCO for INXS, and together with its predecessor entities - Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks - has altogether been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ‘40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

Ms. Iris Even-tov is the Chief Financial Officer of the Company. She is a Certified Public Accountant (CPA) and an experienced financial manager specializing in public company financial reporting and governance. Ms. Even-Tov has been a partner in three Initial Public Offerings (IPOs) across stock exchanges in Israel, Canada, and Europe. She possesses extensive expertise in controlling consolidated reports for international companies in accordance with IFRS and US GAAP while ensuring SOX compliance. Her background includes significant experience in M&A acquisitions, private fundraising, and high-level cash flow management. Ms. Even-Tov has served as a board member for public companies for over 22 years. Her professional affiliations include board memberships at the Jerusalem Academy of Music and Dance, the College of Law and Business, and Edmond de Rothschild Mutual Funds Management (Israel) Ltd. She holds a B.A. in Accounting and is a licensed CPA.

Mr. Paz Diamant has served as our Chief Technology Officer since July 2021. Mr. Diamant has more than 28 years of experience in the banking and financial technology industry. From November 2013 to January 2021, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently. Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

Mr. Edward Cohen has served as Chief Legal Officer of the Company and Deputy General Counsel of Republic since January 2026. From 2021 to 2025, Mr. Cohen served as Assistant General Counsel at Tilray Brands, Inc. (Nasdaq: TLRY), where he managed a broad spectrum of transactional, capital markets, and regulatory matters while spearheading the company’s corporate cryptocurrency strategy. In 2021, he served as Corporate Counsel at Ascend Wellness Holdings, Inc. (CSE: AAWH.U), where he drove the company’s initial public offering and established issuer reporting compliance. Previously, Mr. Cohen was an Associate in the corporate departments of Akin Gump Strauss Hauer & Feld LLP, Pryor Cashman LLP, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, focusing on mergers and acquisitions, securities, and debt finance. Mr. Cohen holds a J.D., magna cum laude, from Brooklyn Law School and a B.S. in Economics and Finance, magna cum laude, from the Leonard N. Stern School of Business at New York University

Mr. Chuck Pettid is a Director of the Company. Mr. Pettid is the Executive Vice President, Head of Global Partnerships and founding team member of Republic, a leader in real world assets, tokenization, and blockchain infrastructure. He is also GP of micro VC fund RainmakeMe, sits on the board of Everyrealm, sat on the boards of Ruby Love, Riders Share, CrowdSmart and is an active mentor at a handful of accelerator programs. Chuck has an MBA from Fordham Gabelli School of Business and a BS from the University of Nebraska-Lincoln.

Mr. Noam Elharar is an Independent Director of the Company. Mr. Elharar is Vice President of Finance at Tzumi Electronics, where he oversees financial strategy, governance, and regulatory matters across the company’s global operations. Earlier in his career he held leadership roles at Fung Group across Asia and North America. Mr. Elharar holds an MBA from University of Chicago Booth School of Business and a BBA from Hong Kong University of Science and Technology.

Mr. Allen Yee is an Independent Director of the Company. Mr. Yee is an experienced legal, compliance, business, and external affairs counselor with over 20 years of experience, primarily in regulated industries. He currently serves as Chief Legal Officer for Gorilla Mind, overseeing critical functions like legal, regulatory, and compliance. His extensive corporate career includes roles such as General Counsel for Tilray Brands’ subsidiaries (American Beverage Crafts and Manitoba Harvest) and over ten years at The Coca-Cola Company, where he managed major litigation and special dealings with US regulators. Mr. Yee earned both his B.S. (1999) and J.D. (2003) (magna cum laude and with High Honors) from the University of Georgia. Mr. Yee also maintains an active role in public service and community leadership in Georgia.

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

Compensation provided to key management personnel and directors for the years ended December 31, 2025, and 2024 and 2023 was as follows:

(U.S. Dollars in thousands)

	Year ended December 31
	2025	2024	2023

Cost of service:
Compensation and benefits	$-	$226	$226
	$-	$226	$226

Research and development:
Compensation and benefits	$592	$263	$234
Share-based compensation (*)	11	24	190
INX Token-based compensation	-	324	41
	$603	$321	$465

Sales and marketing:
Compensation and benefits	$203	$167	-
Share-based compensation (*)	76	37	-
INX Token-based compensation	23	14	-
	$302	$218	$-

General and administrative:
Compensation and benefits	$2,912	$2,760	$2,934
Share-based compensation (*)	204	884	1,702
INX Token-based compensation	139	296	396
	$3,255	$3,940	$5,032
Total compensation and benefits	$4,160	$4,705	$5,723
Reserve funds distribution	3,173	-	-

Change in fair value of INX Token and warrant liabilities	$1,135	$(2,943)	$(830)

(*)	See Note 16 Share-Based Payment to the consolidated audited financial statements as of December 31, 2025, for the description of options granted by TIDCIto employees of the Company that are exercisable into Common shares of TIDCI.
(**)	On November 10, 2025, in connection with the closing of the Arrangement, all members of the board of directors Shy Datika, David Weild, Thomas Lewis, Nicholas Thadaney, Hilary Kramer, Alan Silbert and Demetra Kalogerou resigned. From November 10, 2025 through March 1, 2026, Chuck Petid, Peter Green and Sami Ahmed served on our board of directors. On March 1, 2026, Peter Green and Sami Ahmed resigned, and Allen (Wai Sing) Yee and Noam Elharar were appointed as directors. As of March 1, 2026, the reconstituted board of directors includes Allen (Wai Sing) Yee, Noam Elharar and Lee Charles (Chuck) Pettid.

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

Grant of Token Awards under the Plan:

Token Plan Awards. On March 31, 2022, our Board of Directors and the Board of Directors of TIDCI (acting as our general meeting) approved certain changes to our Plan (including to the Plans’ US and Israeli Appendices) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens (collectively, “Token Awards”) pursuant to the provisions of the Plan. The Plan provides for the grant of Token Awards to employees, directors and consultants who are Gibraltar citizens and others who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of Token Awards to such non-Gibraltar grantees.

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

Grant of TIDCI Share Awards under the TIDCI Equity Incentive Plan:

Commencing as of the completion of the Valdy Transaction and until the Arrangement, certain employees, directors and consultants engaged by the Company or any of its affiliates are being compensated by grant of share awards of TIDCI pursuant to the TIDCI Equity Incentive Plan.

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

Nominating and Corporate Governance Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a Nominating and Corporate Governance Committee under SEC rules and regulations and established the committee on December 14th, 2021. The Nominating and Corporate Governance committee is currently comprised of two independent members of the Board. The members of our Nominating and Corporate Governance committee are independent in accordance with the independence standard under Rule 10C-1 of the Exchange Act. The Nominating and Corporate Governance committee exercises general oversight with respect to the governance of the Board of Directors.

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

The Company executed a run-off insurance arrangement for its existing representatives’ insurance policy from Willis Towers Watson Israel in connection with the Company’s acquisition by Republic for applicable parties.

D. Employees.

Each individual who provides services to us does so through an employment, services, consulting or similar agreement.

Company(1)	Location	Management	Financing	Development	Administration and Other Positions	Total
INX Limited (Gib.) (2)	Cyprus and Gibraltar	0	0	0	3	3
INX Digital, Inc. (US) (2)	United States	1	0	0	2	3
Midgard Technologies Ltd. (Israel) (2)	Israel	0	1	13	1	15

Total		1	1	13	6	21

Notes:

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	Employees/service providers of INXL, INXS, INXD, Midgard, and Republic Operations LLC also provide services to other entities in the group. The INX Digital Company, Inc. has entered into an intercompany services agreement with Republic Operations LLC pursuant to which Republic Operations LLC provides strategic, operational, administrative and other services. Under this agreement, Republic Operations LLC determines, in its discretion, the personnel and resources used to perform such services, and no employees are exclusively dedicated to the Company. Accordingly, services are provided on a shared, as-needed basis, and no specific headcount is allocated.

E. Share Ownership.

As of December 31, 2025, 47,635,875 of our ordinary shares are outstanding and are held by TIDCI. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options and warrants that are exercisable within 60 days from the date of this report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of May 14, 2026, none of the outstanding ordinary shares are held by U.S. Persons.

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

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
The INX Digital Company Inc.	47,635,875	100%

Senior Management and Directors(1)
Iris Even-tov	-	-
Vlad Uchenik	-	-
Paz Diamant	-	-
Chuck Petid	-	-
Edward Cohen	-	-
Allen Yee	-	-
Noam Elharar	-	-
All of the senior management and directors as a group (7 persons)	-	-

(1)	The address of Senior Management and Directors is INX Limited’s registered office at 57/63 Line Wall Road, Gibraltar, GX11 1AA.

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of May 14, 2026, by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding tokens; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% INX Tokenholders
-	-	-

Senior Management and Directors
%
Iris Even-tov	-	-
Paz Diamant	394,341	*
Chuck Petid	-	-
Edward Cohen	-	-
Noam Elharar	-	-
Allen Yee	-	-

Vlad Uchenik	-	-

All of the senior management and directors as a group (7 persons)			%

*	Less than 1%

Share Ownership and Award Plan

See “Item 6, B. Compensation - Equity Compensation Plan Information” for a description of the Company’s Share Ownership and Award Plan.

On March 31, 2022, our Board of Directors and the Board of Directors of TIDCI (acting as our general meeting) approved certain changes to our Plan (including to the Plan’s US and Israeli Appendixes) in connection with grant of INX Tokens, restricted INX Tokens and options to purchase INX Tokens pursuant to the provisions of the Plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of May 14, 2026. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Record Holders

As of May 14, 2026, there were zero holders of record of our shares that are not incorporated in the United States.

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

Mr. Uchenik serves as the Chief Executive Officer and Chief Compliance Officer for the Company.

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

B. Memorandum and Articles of Association.

A copy of our Memorandum of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than (i) contracts entered into in the ordinary course of business, (ii) as otherwise described below, (iii) as described in “Item 4.A. History and Development of the Company” above, (iv) as described in “Item 4.B. Business Overview” above, (v) as described in “Item 7A. Major Shareholders” above, or (vi) as described in “Item 8B. Significant Changes.”

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

On April 3, 2025, TIDCI announced that it has entered into the Arrangement Agreement with Republic, which closed on November 10, 2025. For more information regarding the Arrangement Agreement, see “Item 4. Information on The Company - History and Development of the Company – Recent Developments”.

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

While we currently qualify as a “foreign private issuer” under the rules of the U.S. Securities and Exchange Commission, based on our shareholder composition and other relevant factors, we expect that, as of June 30, 2026, we will cease to meet the definition of a foreign private issuer. As a result, although we will remain eligible to use foreign private issuer forms for the remainder of the fiscal year ending December 31, 2026, beginning on January 1, 2027 we expect to be subject to the reporting and governance requirements applicable to U.S. domestic issuers. Commencing with our first periodic report required after January 1, 2027, we expect to file our reports on Forms 10-K, 10-Q and 8-K within the deadlines applicable to U.S. domestic filers, to become subject to the U.S. federal proxy rules and all of the beneficial ownership reporting and short-swing profit provisions of Section 16 of the Securities Exchange Act of 1934, and to no longer be permitted to rely on the home-country corporate governance practices available to foreign private issuers. Where appropriate in this annual report, we have included additional information regarding these anticipated changes.

Until January 1, 2027, we are expected to qualify as a foreign private issuer, and will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, including disclosures with respect to executive compensation. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation and audit of INX’s consolidated financial statements as of December 31, 2025, our management, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013), and identified certain control deficiencies in the design and implementation of its internal control over financial reporting that constituted material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

We have identified some ineffective ITGC controls existed at December 31, 2025. As a result, business process controls (automated and IT-dependent manual controls) that are dependent on the ineffective ITGCs, or that use data produced from systems impacted by the ineffective ITGCs were deemed ineffective at December 31, 2025. In addition, there is an inadequate number of accounting personnel who have the requisite experience in SEC reporting regulation to properly implement control procedures.

These deficiencies could result in material misstatement in the financial statements and therefore constitute a material weakness. Based on this material weakness, the Company’s management concluded that as of December 31, 2025, the Company’s internal control over financial reporting was not effective.

Management is developing a plan to remediate the material weakness identified, including hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist with formalizing our business processes, accounting policies and internal control documentation, strengthening supervisory reviews by our management, and evaluating the effectiveness of our internal controls in accordance with the framework established by Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. While our efforts are ongoing, we plan to continue to take additional steps to remediate the material weakness, improve our financial reporting systems, and implement new policies, procedures, and controls.

Management cannot assure that they will be successful in remediating the material weakness identified in the internal controls over financial reporting as of December 31, 2025. The failure to correct the material weakness or the failure to discover and address any other material weakness or deficiencies could result in inaccuracies in the financial statements and impair the ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Business Conduct and Ethics is referenced on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2025 and 2024, for various types of services and a brief description of the nature of such services. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and an independent public accounting firm, was our principal auditor for the year ended December 31, 2025 and 2024. We currently expect Kost Forer Gabbay & Kasierer to serve as our principal auditor for the year ended December 31, 2025.

(U.S. dollars in thousands)

	Year Ended December 31,
	2025	2024
Services Rendered	(U.S. dollars in thousands)
Audit services (1)	893	490
Total	893	490

(1)	These include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, including audited financial statements that were included in registration statements filed as part of our initial public offering.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Company (previously filed as Exhibit 3.1 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
1.2	Amended Third Amended and Restated Articles of Association of the Company, as currently in effect (Previously filed as Exhibit 1.2 to the Company’s Form 20-F, filed on April 29, 2021 and herein incorporated by reference)
2.1	Form of INX Token Purchase Agreement (previously filed as Exhibit 4.1 to Amendment No. 10 to the Company’s Form F-1, filed on August 12, 2020 and herein incorporated by reference)
2.2	Form of Waiver and Subordination Undertaking (previously filed as Exhibit 4.2 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
2.3	Smart Contract (previously filed as Exhibit 4.3 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
2.4	INX Smart Contract Description V.3.0, dated December 12, 2019 (previously filed as Exhibit 4.4 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.1#	Amended and Restated Consultancy Agreement dated June 25, 2018 between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.4 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.2#	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited (previously filed as Exhibit 10.5 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.3	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.6 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.4	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.7 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.5	Amended and Restated Consultancy Agreement dated June 25, 2018 between Mr. Jonathan Azeroual and INX Limited (previously filed as Exhibit 10.13 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.6#	Executive Employment Agreement dated January 1, 2021 between Alan Silbert and INX Digital, Inc. (previously filed as Exhibit 10.42 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.7	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.15 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.8#	Amendment to Services Agreement dated September 6, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.16 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.9#	Second Amendment to Services Agreement dated November 30, 2018 between Bentley Limited and INX Limited (previously filed as Exhibit 10.17 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.10#	Amended and Restated letter of invitation, dated June 25, 2018, between Mr. David Weild and INX Limited (previously filed as Exhibit 10.18 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.11#	Letter of Invitation, dated July 10, 2018, between Mr. Nicholas Thadaney and INX Limited (previously filed as Exhibit 10.22 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.12#	Letter of Invitation, dated September 21, 2018, between Mr. Thomas Lewis and INX Limited (previously filed as Exhibit 10.24 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)

4.13	Form of Custodial Services Agreement between INX Digital Inc. and BitGo Trust Company (previously filed as Exhibit 10.25 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.14#	Simple Agreement for Future Equity, dated April 25, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.27 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.15#	Simple Agreement for Future Equity, dated April 25, 2019, between A-Labs Finance and Advisory Ltd. and INX Limited (previously filed as Exhibit 10.28 to the Company’s Form F-1, filed on August 19, 2019 and herein incorporated by reference)
4.16#	Simple Agreement for Future Equity, dated August 30, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.29 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.17#	Simple Agreement for Future Equity, dated August 30, 2019, between Triple-V (1999) Ltd. and INX Limited (previously filed as Exhibit 10.30 to Amendment No. 1 to the Company’s Form F-1, filed on September 26, 2019 and herein incorporated by reference)
4.19#	Simple Agreement for Future Equity, dated November 29, 2019, between Shy Datika and INX Limited (previously filed as Exhibit 10.33 to Amendment No. 5 to the Company’s Form F-1, filed on December 20, 2019 and herein incorporated by reference)
4.20#	Simple Agreement for Future Equity, dated January 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.35 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.21#	Simple Agreement for Future Equity, dated March 7, 2020, between A-Labs Finance and Advisory, Ltd. and INX Limited (previously filed as Exhibit 10.36 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.22#	Simple Agreement for Future Equity, dated March 31, 2020, between Shy Datika and INX Limited (previously filed as Exhibit 10.37 to Amendment No. 8 to the Company’s Form F-1, filed on April 23, 2020 and herein incorporated by reference)
4.23#	Amended and Restated Services Agreement dated July 6, 2020 between Mr. Paz Diamant and INX Limited (previously filed as Exhibit 10.38 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.24	Transfer Agency and Service Agreement (previously filed as Exhibit 10.40 to Amendment No. 9 to the Company’s Form F-1, filed on August 3, 2020 and herein incorporated by reference)
4.25#	Services Agreement, dated December 24, 2020, between Itai Avneri and INX Limited (previously filed as Exhibit 10.44 to Post-Effective Amendment No. 2 to the Company’s Form F-1, filed on March 30, 2021 and herein incorporated by reference)
4.26	Amended and Restated Securities Exchange Agreement dated, November 3, 2021, among Valdy Investments Ltd, the Company, the INX securityholders listed therein, PI Financial Corp. and Eight Capital (previously filed as Exhibit 99.2 to the Company’s Form 6-K, filed on November 4, 2021 and herein incorporated by reference)
4.27#	Letter of Invitation, dated December 13, 2021, between Hilary Kramer and INX Limited (previously filed as Exhibit 4.27 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.28#	Letter of Invitation, dated February 3, 2022, between Demetra Kalogerou and INX Limited (previously filed as Exhibit 4.28 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.29#	INX Limited Share and Token Ownership and Award Plan, as amended on March 31, 2022 (previously filed as Exhibit 4.29 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.30#	INX Limited Restricted Token Grant Notice and Restricted Token Agreement (previously filed as Exhibit 4.30 to the Company’s Form 20-F, filed on May 2, 2022 and herein incorporated by reference).
4.31*	The INX Digital Company, Inc. and Opendeal Inc. (DBA Republic) and Republic Strategic Acquisition Co LLC Arrangement Agreement dated April 3, 2025
11.1*	List of subsidiaries of the Registrant
11.2	Insider trading policy (previously filed as Exhibit 11.2 to the Company’s Form 20-F, filed on April 3, 2025 and herein incorporated by reference).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.
101	The following financial information from INX’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

#	Management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report filed on its behalf.

INX LIMITED

Date: May 21, 2026	By:	/s/ Vladislav Uchenik

President and CEO

INX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(U.S. DOLLARS IN THOUSANDS)

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of INX Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s / KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since its incorporation in 2017.

Tel-Aviv, Israel

May 21, 2026

INX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands

		December 31
	Note	2025	2024 (*)
Assets
Current assets:
Cash and cash equivalents		$5,069	$10,008
Cash and cash equivalents held in Reserve Fund	5	3,120	14,209
Short-term investments	6	-	2,922
Short-term investments held in Reserve Fund	5	-	11,802
Trade receivables		17	19
Prepaid expenses and other receivables	8	989	2,426
Receivables for sale of subsidiary	4	808	5,265
Total current assets		10,003	46,651

Non-current assets:
Long-term investments held in Reserve Fund	5	-	8,314
Long-term investments	6	490	490
Digital assets	7	1,147	985
Property and equipment, net	9	24	185
Intangible assets, net	10	-	1,483
Goodwill	10	-	1,017
Right-of-use-assets, net	11	-	223
Total non-current assets		1,661	12,697

Total Assets		$11,664	$59,348
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$4,715	$1,570
Liability for Reserve Fund distribution	5	3,120	-
Lease liability	11	-	228
INX Token liability	12	24,258	25,833
INX Token warrant liability	13	-	660
Total current liabilities		32,093	28,291

Equity	15
Ordinary shares of GBP 0.001 par value; Authorized: 100,000,000 shares at December 31, 2025, and 2024; Issued and Outstanding: 47,635,875 shares.		60	60
Share premium		49,474	49,474
Contribution to equity by controlling shareholder		10,236	9,908
Other comprehensive income		-	591
Accumulated deficit		(80,199)	(28,976)
Total Equity		(20,429)	31,057
Total Liabilities and Equity		$11,664	$59,348

(*)	After retrospective application of SAB 122 – see Note 3a

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
	Note	2025	2024	2023

Revenue:
Trading and transaction fees	19	$290	$422	$432

Service revenue	19,14	28	871	976
Cost of services	14	-	(836)	(976)
Income on service revenue		28	35	-

Equity income (loss) on investment in associate	6	1,207	(651)	(591)

Sales of digital assets		-	-	11,380
Cost of digital assets		-	-	(11,380)
Change in revaluation of digital assets		-	-	235
Net gain on digital assets		-	-	235
Total income (loss)		1,525	(194)	76

Operating income (expenses):
Research and development		(3,982)	(3,082)	(3,319)
Sales and marketing		(2,838)	(3,112)	(3,876)
General and administrative		(14,425)	(6,712)	(9,107)
Other expense		(120)	-	(1,618)
Impairment of goodwill and intangible assets	10	(2,500)	-	-
Change in fair value of INX Token warrant liability	13	(528)	936	204
Total operating expenses		(24,393)	(11,970)	(17,716)

Loss from operations		(22,868)	(12,164)	(17,640)

Unrealized gain on INX Tokens issued	12	3,495	28,394	3,775
Finance income		2,747	2,363	1,682
Financial expenses		(222)	(195)	(182)
Financial expense arising from distribution of Reserve Funds	5	(34,325)	-	-
Income (loss) before tax		(51,173)	18,398	(12,365)
Tax income (expense)	21	(16)	(1)	20
Net income (loss) from continuing operations		(51,189)	18,397	(12,345)
Income from discontinued operation	4	-	105	290
Gain (loss) from sale of discontinued operation		(34)	1,145	-
Net income (loss) from discontinued operation		(34)	1,250	290
Net income (loss)		$(51,223)	$19,647	$(12,055)

INX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
		2025	2024	2023
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		(710)	(265)	77
Unrealized gain on investments at fair value through other comprehensive income (loss)		141	600	1,086
Realized gain on investments – Sale of Subsidiary		-	356	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(22)	44	(53)
Total other comprehensive income (loss)		(591)	735	1,110

Total comprehensive income (loss)		$(51,814)	$20,382	$(10,945)
Earnings (loss) per share, basic and diluted	19
From continuing operation		$(1.08)	$0.39	$(0.26)
From discontinued operation		-	0.02	0.01
		(1.08)	0.41	(0.25)
Weighted average number of shares outstanding, basic and diluted		47,635,875	47,635,875	47,635,875

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Contribution to Equity by Controlling Shareholder	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance as of December 31, 2022		47,635,875	$60	$49,474	$5,972	$(1,254)	$(36,568)	$17,684
Net loss		-	-	-	-	-	(12,055)	(12,055)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	-	77	-	77
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification		-	-	-	-	1,086	-	1,086
Share-based compensation	16	-	-	-	2,724	-	-	2,724
Foreign currency translation		-	-	-	-	(53)	-	(53)
Balance as of December 31, 2023		47,635,875	$60	$49,474	$8,696	$(144)	$(48,623)	$9,463

Net income		-	-	-	-	-	19,647	19,647
Realized loss on available-for sale securities reclassification	15	-	-	-	-	(265)	-	(265)
Unrealized gain (loss) on investments		-	-	-	-	600	-	600
Reclassification of translation differences		-	-	-	-	356	-	356
Share-based compensation	16	-	-	-	1,212	-	-	1,212
Foreign currency translation		-	-	-	-	44	-	44
Balance as of December 31, 2024		47,635,875	$60	$49,474	$9,908	$591	$(28,976)	$31,057

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Ordinary Shares	Par Value	Share Premium	Contribution to Equity by Controlling Shareholder	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance as of December 31, 2024		47,635,875	$60	$49,474	$9,908	$591	$(28,976)	$31,057

Net loss		-	-	-	-	-	(51,223)	(51,223)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	15	-	-	-	-	(710)	-	(710)
Unrealized gain (loss) on investments		-	-	-	-	140	-	140
Share-based compensation	16	-	-	-	328	-	-	328
Foreign currency translation		-	-	-	-	(22)	-	(22)
Balance as of December 31, 2025		47,635,875	$60	$49,474	$10,236	$-	$(80,199)	$(20,429)

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2025	2024	2023
Net cash flows from operating activities:

Net income (loss) for the period	$(51,223)	$19,647	$(12,055)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payment	328	1,212	2,724
Realized loss (gain) on investments, net	(710)	(265)	77
Financial income, net	(911)	(1,808)	(1,542)
Income tax expense	16	1	205
Depreciation of equipment and right-of-use-assets	270	367	512
Impairment of goodwill and intangible assets	2,500	152	168
Changes in accrued interest and amortization of premium (discount) on investments	124	(251)	(91)
INX Token-based compensation	1,246	(473)	694
Unrealized gain on INX Tokens issued	(3,495)	(28,394)	(3,775)
Loss (gain) on investment in associate	(1,207)	651	591
Loss from disposal of equipment	120	-	1,618
Net loss on office space sublease agreement	-	-	33
Impairment loss on digital assets	65	12	-
Financial expense arising from distribution of Reserve Funds	34,325	-	-
Revaluation of lease liability and right-of-use assets	-	-	14
Changes in operating assets and liabilities:
Decrease (increase) in digital assets, net	-	(72)	1,648
Decrease (increase) in trade receivables	2	(137)	(200)
Decrease (increase) in derivative assets	-	-	(546)
Decrease (increase) in prepaid expenses and other receivables	2,622	(1,337)	73
Increase (decrease) in accounts payable and accrued expenses	3,153	(528)	514
Increase (decrease) in deferred revenue	-	(85)	85
Gain from sale of discontinued operation	-	(1,145)	-
Cash paid and received during the year for:
Interest received	941	1,845	1,560
Taxes received (paid), net	-	(106)	(86)

Net cash used in operating activities	$(11,834)	$(10,714)	$(7,781)

Net cash flows from investing activities:

Purchase of digital assets	(251)	(100)	-
Changes in sublease receivables	-	91	106
Purchase of equipment	(14)	(20)	(48)
Investment in associate	-	-	(32)
Purchase of investments	(37,903)	(25,581)	(9,030)
Proceeds from sales and maturities of investments	60,958	32,175	20,824
Proceeds from disposal of equipment	10	-	-
Decrease (increase) in cash from sale of discontinued operation	4,457	(293)	-

Net cash provided by investing activities	$27,257	$6,272	$11,820

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2025	2024	2023

Net cash flows from financing activities:

Proceeds from exercise of INX Token warrants	$-	$-	$14
Distribution of Reserve Fund	(31,205)	-	-
Increase in INX Token liability	14	-	-
Repayment of finance lease liabilities	(260)	(435)	(564)

Net cash used in financing activities	$(31,451)	$(435)	$(550)

Change in cash and cash equivalents	(16,028)	(4,877)	3,489
Cash and cash equivalents at beginning of year	24,217	29,094	25,605
Cash and cash equivalents at end of year	$8,189	$24,217	$29,094

On December 31, 2025, 2024 and 2023, cash and cash equivalents include the following:

	2025	2024	2023

Cash and cash equivalents	$5,069	$10,008	$12,572
Cash and cash equivalents held in Reserve Fund	3,120	14,209	16,522
Total cash and cash equivalents	$8,189	$24,217	$29,094

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	2025	2024	2023
Right of-use-asset recognized with corresponding lease liability	$-	$-	$28
Digital assets payments to service providers	$(24)	(124)	-

Deconsolidation of a subsidiary:

(A) Decrease in cash from sale of discontinued operation:

2024
Working capital (excluding cash and cash equivalent)	$(514)
Receivable for sale of discontinued operation	5,265
Rights-of-use-assets	(244)
Property and Equipment, net	(95)
Intangible Assets	(1,651)
Goodwill	(1,230)
Lease liability	263
Foreign currency translation reserve	(356)
Gain from sale of discontinued operation	(1,145)
Net cash transferred	$293

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

INX Limited (the “Company” or “INX”) was incorporated under the Gibraltar Companies Act on November 27, 2017, with registered office at 57/63 Line Wall Road, Gibraltar GX11 1AA, Gibraltar. The Company is wholly owned by The INX Digital Company Inc., a company incorporated under the provincial Business Corporations Act in British Columbia, Canada, with publicly listed shares on Cboe Canada under the symbol INXD and The OTCQB Venture Market under the symbol INXDF until November 2025.

On April 3, 2025, The INX Digital Company Inc., announced that it had entered into an arrangement agreement dated April 3, 2025 (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that valued The INX Digital Company Inc.’s equity at up to $60,000. The Arrangement Agreement closed on November 10, 2025 (the “Closing”).

Under the terms of the Arrangement Agreement, on Closing, Republic Strategic Acquisition Co LLC, a wholly-owned subsidiary of Republic, acquired all of the issued and outstanding Ordinary shares of The INX Digital Company, Inc., other than those Shares already owned by Republic.

The consolidated financial statements of the Company as of December 31, 2025, and 2024 and for the three years in the period ended December 31, 2025, were authorized for issuance on May 21, 2026, in accordance with a resolution of the board of directors.

Discontinued operation

On August 29, 2024 (“the sale date”), INX entered into a share sale agreement to sell its holdings in I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”). The transaction was completed on November 29, 2025. The consideration was $4,450 plus ILSB’s equity value as of October 31, 2024. A cash amount equal to 15% of the purchase price was held in escrow for one year, to secure the indemnification and other payment obligations of the Company. The escrow amount was released on January 27, 2026. For further details see note 4.

Nature of Operations

The Company, through its subsidiaries, primarily focuses on providing regulated infrastructure for security token offerings and on-chain Real World Assets (RWAs). The Company operates INX.One, a comprehensive platform that serves as a single point of entry for both primary issuance of regulated security tokens and secondary market trading of these tokens, along with digital assets (cryptocurrencies) trading capabilities. This integrated approach allows the Company to offer a complete solution for tokenization and regulated trading of blockchain-based securities. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2025, the Company held approximately 57.9 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2025, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution was paid on April 30, 2026.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Following the Arrangement and as part of the transfer of ownership of INX, INX was obliged to distribute after Closing all of the cash and investments in the Reserve Fund in the amount of $34,325 to INX Token holders. As of December 31, 2025, $3,120 remained in INX’s Reserve Fund pending distribution to eligible Token holders. Following completion of such pending distributions, the Reserve Fund shall have been fully distributed, and no assets will remain therein. For further information, see Note 5.

Subsequent to the reporting date, the Company distributed an additional amount of $199 to eligible Token holders

On February 15, 2026, subsequent to the reporting date, INX Token was delisted from trading on INX.One. All existing INX Token rights remain unchanged. See Note 22a for further information.

Organizational Structure

The Company operates through the following wholly owned subsidiaries:

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 49 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AVAXC, BTC, DOT, ETH, LTC, POL, PYUSD, SOL, TCS, USDC, USDT, XRP.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption or a valid overseas exemption.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021, for nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX Global EU Ltd. (“INX GlobalEU”), a company incorporated under the laws of Cyprus. INX Services, Inc., a Delaware corporation.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has limited working capital, has incurred losses since its inception, has negative cash flows from operating activities, and has not yet generated material revenues from the sale of its products or services.

During the year ended December 31, 2025, the Company funded operations primarily through financing and intercompany arrangements. The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, and/or obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

These factors create substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

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

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

e.	Financial instruments:

1.	Financial assets, including short-term and long-term investments, and derivative assets, are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at fair value through other comprehensive incomes when:

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

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

The Company has short-term financial assets such as trade receivables for which the Company applies the simplified approach to IFRS 9 and measures the loss allowance in an amount equal to the expected lifetime credit losses.

With regards to trade receivables, the Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2025, and 2024, there were no material past-due accounts and no allowance for doubtful accounts was recorded.

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

These liabilities include financial liabilities held for trading (including the INX Token warrant liability) and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading are recognized in profit or loss in financial expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is financial liability due to the right of the INX Token holder to use the INX Token to pay transactions fees on the INX.One Trading Platform. The INX Token is considered a puttable instrument which is financial liability in accordance with IAS 32, Financial Instruments: Presentation.

INX’s obligation to make a pro-rate distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected, in accordance with IFRS 9, to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token liability and the INX Token warrant liability are remeasured to fair value at the end of each reporting period.

The change in the fair value of the INX Token liability is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any which would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. On December 31, 2025, the change in fair value of the INX Token liability is included in profit or loss. Should the INX Token be used to pay for services provided by INX, revenue would be recognized, and the respective portion of the INX Token liability would be derecognized. Additionally, the fair value of INX Tokens issued in consideration for services provided to the Company would be recognized as compensation expense when services are provided.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

For details of the fair value of the INX Token liability, see Note 12. For the fair value of INX Token warrant liability, see Note 13. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

The Company’s investment in an associate represents an ownership share in an entity in which the Company has significant influence and that is accounted for under the equity method in accordance with IAS 28 Investments in Associates. Under the equity method, the investment is presented at cost with the addition of post-acquisition changes in the Company’s share of net assets, including other comprehensive income of the associate. Gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of interest in the associate.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of its legal or constructive obligations on behalf of the associate.

The equity method is applied until the loss of significant influence or the classification of the investment as held for sale. On the date of loss of significant influence, the Company would measure any remaining investment in the associate at fair value and recognizes in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate and the carrying amount of the investment on that date.

h.	Digital assets:

Digital assets characterized as intangible assets (non-current assets):

From 2024, digital assets are not characterized as inventory and are classified as indefinite life intangible assets and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale. The Company recorded impairment of digital assets in the amount of $65 and $12, for the year ended December 31, 2025, and 2024, respectively.

i.	Intangible assets:

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

j.	Goodwill:

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is impairment.

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

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 10).

l.	Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer.

●	Identification of performance obligations in the contract.

●	Determination of transaction price.

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

During 2023, the Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

m.	Share-based payment transactions:

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

n.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2025, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

p.	Net income (loss) per share:

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

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.	Amendments to existing standards effective during the year ended December 31, 2025.

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

SAB 122 has been initially applied in 2025, with retrospective effect. The application of SAB122 resulted in derecognition as of December 31, 2024, of the asset Customer Funds and the corresponding liability in the amount of $6,555. The application of SAB 122 had no effect on the Company’s profit or loss and its equity.

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

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, revenues and expenses less income taxes that are attributable to the subsidiary are presented in the statement of comprehensive income, for all reported periods in the “Net income from discontinued operations” section.

Transaction cost related to the sale transaction amounts to $104.

b.	Composition of the discontinued operation:

	Eleven (11) months ended November 30,	Year ended December 31,
	2024	2023

Revenue from brokerage fees	$4,456	$4,913
Sales and marketing	(4)	(130)
General and administrative	(4,309)	(4,209)
Income from operations	143	574
Financial expenses, net	(77)	(59)
Income (loss) before tax from discontinued operation	66	515
Tax (expenses) income	39	(225)
Net income (loss) from discontinued operation	$105	$290

c.	Cashflow deriving from discontinued operation is as follows:

	Eleven (11) months ended November 30,	Year ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$(234)	709
Net cash used in investing activities	$(1)	(9)
Net cash used in financing activities	$(80)	(83)
Net Cashflow	$(315)	617

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: DISCONTINUED OPERATION (Cont.)

November 30, 2024

Total consideration (*)	$5,265
Net assets of discontinued operations	3,764
Reclassification of translation differences	356
Gain from sale of discontinued operations	$1,145

(*)	As of December 31, 2025 and 2024, the consideration is recorded as receivable from sale of subsidiary. The cash consideration of $4,423 was received during January 2025, while the 15% holdback in escrow was scheduled to be received after 12 months from the closing date. The escrow amount of $808 was released in January 2026.

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

As described in Note 1 regarding INX Token, as part of the transfer of ownership of INX, INX was obligated to distribute after Closing the balance of the Reserve Fund in the amount of $34,325. Of that amount $31,205 was distributed to INX Token holders after Closing. As of December 31, 2025, $3,120 remained in INX’s Reserve Fund pending distribution to eligible holders and is recorded as a liability for Reserve Fund distribution.  Following completion of such pending distributions, the Reserve Fund shall have been fully distributed, and no assets will remain therein.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$3,120	$14,209

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	-	2,954
Corporate bonds – marketable investments	-	8,848
Total short-term investments	-	11,802

Long-term investments (*)
Corporate bonds and loans (principally) – marketable investments	-	8,314
Total long-term investments	-	8,314
Total Reserve Fund	$3,120	$34,325

(*)	Classified as Level 1 inputs in the fair value hierarchy.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS

On December 31, 2025, and 2024, the Company held the following investments:

	December 31, 2025	December 31, 2024

Financial assets are at fair value through other comprehensive income:
Short-term investments (*)
Corporate bonds – marketable investments	$-	$2,922
Total short-term investments	-	2,922

Long-term investments
Investments in private equity (**)	490	490
Total long-term investments	490	490

Total investments	$490	$3,412

(*)	Classified as level 1 inputs in the fair value hierarchy.
(**)	Classified as level 3 inputs in the fair value hierarchy.

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitles the Company to receive common stock of the issuing companies at a future date.

As of December 31, 2025, INX holds investments in the following private companies:

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

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: INVESTMENTS (Cont.)

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2024, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital. In addition, INX entered into a service agreement with Nabatech to provide technological support and advisory services to the entity.

As of December 31, 2024, the Company recorded a loss on the investment in associates of $651, and a gain from foreign currency translation of $62. The Company’s share in Nabatech’s net loss is $1,186 in excess of the Company’s investment amount. The excess amount is offset against the balance of prepaid expenses and other receivables.

As of December 31, 2025, the Company reassessed the receivables amount and decided to record a full credit loss provision of $1,838 on all outstanding balances with Nabatech. In addition, the Company offset all i׳s financial obligations in the amount of $1,207.

See Note 23b regarding the sale of its investment to SICPA in March 2026.

NOTE 7: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2025, and 2024:

Coin Symbol	December 31, 2025	December 31, 2024

BTC	$404	$356
USDC	382	251
ETH	168	146
AVAXC	27	73
USDT	36	26
LTC	17	16
ZEC	3	3
ZUSD	5	-
Other	105	114
	$1,147	$985

(*)	Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 8: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2025, and 2024, the Company’s prepaid expenses and other receivables include the following:

	December 31,
	2025	2024

Receivable from related parties	$-	$1,417
Prepaid expenses and advances to service providers	316	548
Receivable from government agencies	346	365
Other receivables	327	96
	$989	$2,426

NOTE 9: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the years ended December 31, 2025, and 2024:

	Computers and Software	Office Equipment & Furniture	Leasehold Improvements	Communication & Equipment	Total

Property and equipment, at cost:
Balance at January 1, 2024	208	105	105	154	572
Additions	19	-	-	1	20
Adjustments arising from translating financial statements from functional currency to presentation currency	2	-	-	-	2
Deconsolidated subsidiary	(71)	(18)	-	(146)	(235)
Balance at December 31, 2024	158	87	105	9	359
Additions	14	-	-	-	14
Disposal of fixed assets	(111)	(87)	(105)	(4)	(307)
Balance at December 31, 2025	61	-	-	5	66

Accumulated depreciation:
Balance at January 1, 2024	144	26	21	40	231
Depreciation expense	42	7	11	23	83
Deconsolidated subsidiary	(64)	(16)	(2)	(58)	(140)
Balance at December 31, 2024	122	17	30	5	174
Depreciation expense	28	5	10	2	45
Disposals	(111)	(22)	(40)	(4)	(177)
Balance at December 31, 2025	39	-	-	3	42

Net assets at December 31, 2025	$22	$-	$-	2	$24
Net assets at December 31, 2024	$36	$70	$75	$4	$185

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 10: GOODWILL AND OTHER INTANGIBLE ASSETS

a.	The following table presents activity in goodwill and intangible assets during the years ended December 31, 2025, and 2024:

	Trade Name	Customer Relationships	Licenses	Technology	Goodwill	Total

Intangible assets, at cost:
Balance as of January 1, 2024	405	1,693	1,648	430	2,253	6,429
Adjustments arising from translating financial statements from functional currency to presentation currency	(2)	(7)	(2)	-	(6)	(17)
Deconsolidated subsidiary	(403)	(1,403)	(446)	-	(1,230)	(3,482)

Balance as of December 31, 2024 and 2025	-	283	1,200	430	1,017	2,930

Accumulated amortization and impairment:
Balance as of January 1, 2024	101	348	-	430	-	879
Amortization expense	34	118	-	-	-	152
Deconsolidated subsidiary	(135)	(466)	-	-	-	(601)
Balance as of December 31, 2024	-	-	-	430	-	430
Impairment	-	283	1,200	-	1,017	2,500
Balance as of December 31, 2025	-	-	-	-	-	-
Net intangible assets at cost, at December 31, 2024	-	283	1,200	-	1,017	2,500
Net intangible assets at cost, at December 31, 2025	-	-	-		-	-

b.	Useful life of intangible assets:

The useful life of intangible assets is as follows:

	Licenses	Customer Relationships INXS

Useful life	Indefinite	Indefinite

Amortization method	Not amortized	Not amortized

Licenses don’t have a fixed term and do not require renewal. Consequently, licenses have an indefinite useful life.

c.	Amortization and impairment expense:

Amortization of intangible assets of $152 for the year ended December 31, 2024, is recorded in profit or loss within General and administrative expenses.

During 2025, the Company recognized an impairment of goodwill and intangible assets of $2,500 as the assets are no longer expected to generate future economic benefits or sufficient cash flows.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into agreements to lease office spaces which are used for the Company’s operations. Lease of office space has a lease term of 5 years ending December 31, 2025.

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024, and provides for a monthly lease payment of $18.

In November 2025 the Company entered into a new agreement for a period of 6 months starting January 1, 2026, to lease office spaces which are used for the Company’s operations for a monthly lease payment of $15.

Land and Buildings
Right-of-use-assets, at cost:
Balance as of January 1, 2024	$1,338
Additions during the year:
Deconsolidated subsidiary	(625)
Adjustments arising from translating financial statements from functional currency to presentation currency	(7)
CPI and revaluation differences	19
Balance as of December 31, 2024	725

Accumulated depreciation:
Balance as of January 1, 2024	599
Depreciation and amortization	284
Deconsolidated subsidiary	(381)
Balance as of December 31, 2024	502

Right-of-use assets as of December 31, 2024, net	$223

Right-of-use-assets, at cost:
Balance as of January 1, 2025	$725
CPI and revaluation differences	2
Balance as of December 31, 2025	727

Accumulated depreciation:
Balance as of January 1, 2025	502
Depreciation and amortization	225
Balance as of December 31, 2025	727

Right-of-use assets as of December 31, 2025, net	$-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to the lease liability:

Land and Buildings
Lease liability, January 1, 2024	$869
Changes during the year:
Lease payments	(435)
Interest expense	67
Lease modification	(10)
CPI and revaluation differences	67
Decrease from sale of subsidiary	(263)
Lease liability, December 31, 2024	$228

Current lease liability, December 31, 2024	$228
Non-current lease liability, December 31, 2024	$-

Lease liability, January 1, 2025	$228
Changes during the year:
Lease payments	(260)
Interest expense	17
CPI and revaluation differences	15
Decrease from sale of subsidiary
Lease liability, December 31, 2025	$-

Current lease liability, December 31, 2025	$-
Non-current lease liability, December 31, 2025	$-

NOTE 12: INX TOKEN LIABILITY

The INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of December 31, 2025, and December 31, 2024, or has an obligation to issue is as follows:

	December 31, 2025	December 31, 2024
Total number of INX Tokens	142,696,001	135,959,320

INX Token liability	$24,258	$25,833

During the year ended on December 31, 2025, the Company granted 250,000 INX Token issued for a total consideration of $13 to a former employee, 250,000 INX Token to a service provider and an advisor and recorded a corresponding expense of $82. Additionally, 6,813,680 INX Token warrants were exercised on a cashless basis.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: INX TOKEN LIABILITY (Cont.)

On September 19, 2024, the Board renewed its authorization from August 9, 2023, authorizing the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and Company’s common shares repurchased through September 18, 2025, will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors.

The share and INX Tokens repurchase program expired on September 18, 2025 and was not renewed.

As of December 31, 2025, there were no repurchases of the INX Tokens by the Company.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2025, are as follows:

	Discount rate	Number of INX Tokens	Total fair value
Not subject to lock-up	0%	142,696,001	$24,258

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2024, are as follows:

	Discount rate	Number of INX Tokens	Total fair value
Not subject to lock-up	0%	135,959,320	$25,833

The fair value per INX Token as of December 31, 2025, and 2024, for tokens that are not subject to lock-up agreement was $0.17 and $0.19 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For the years ended December 31, 2025, and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain of $3,495 and $28,394, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability are attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect to the credit risk.

NOTE 13: INX TOKEN WARRANT LIABILITY

The Company grants restricted INX Token awards (“RTA”) or INX Token warrants to directors, advisors, employees or service providers as compensation. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement. As of December 31, 2025, and 2024, directors, advisors, employees and service providers held 0 and 8,116,958 restricted INX Tokens or INX Token warrants, as follows:

	December 31,
	2025	2024
INX Token warrant liability:
Warrants granted to employees, advisors and service providers	$-	$660

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN WARRANT LIABILITY (Cont.)

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	2025	2024

Expected volatility of the token prices (%)	95.85%-118.72%	96.95%-129.38%
Risk-free interest rate (%)	3.57%-4.41%	4.16%-4.58%
Expected life of warrant (years)	0.17-10.00	0.50-10.00
Exercise price	$0.01-$2.81	$0.01-$2.81

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the years ended December 31, 2025, and 2024:

	2025		2024
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Token warrants outstanding at beginning of year	8,116,958	$0.24	5,574,292	$0.33
INX Token warrants granted during the year(*)	4,430,028	0.10	4,030,000	0.11
INX Token warrants canceled during the year(*)	(4,892,994)	0.32	-	-
INX Token warrants forfeited during the year	(840,314)	0.15	(854,334)	0.37
INX Token warrants expired during the year	-	-	(244,666)	0.07
INX Token warrants exercised (INX Token issued) and INX Tokens vested during the year	(6,813,678)	0.00	(388,334)	0.00

INX Token warrants outstanding at the end of year	-	$-	8,116,958	$0.24

INX Token warrants exercisable at the end of year	-	$-	3,126,000	$0.26

(*)	On February 27, 2025, the Board approved the cancellation of 2,386,000 token warrants previously granted by INX Limited to some of the Company’s employees and service providers. On the same date, the BOD approved to grant 1,599,076 token warrants if exercised or vested in accordance with its terms, will entitle the holder to purchase INX Tokens pursuant to the Share and Token Ownership and Award Plan (2021) of INX Limited, with any unspecified terms and conditions to be governed by the Plan. On August 4, 2025, the Board approved the cancellation of additional 2,479,202 token warrants previously granted by INX Limited to some of the Company’s employees and service providers. On the same date, the BOD approved to grant of 2,170,000 token warrants if exercised or vested in accordance with its terms, will entitle the holder to purchase INX Tokens pursuant to the Share and Token Ownership and Award Plan (2021) of INX Limited, with any unspecified terms and conditions to be governed by the Plan.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN WARRANT LIABILITY (Cont.)

Token-based compensation for the years ended December 31, 2025, 2024 and 2023 is included within the following expenses:

	Year ended December 31
	2025	2024	2023
Operating expenses (income):
Research and development	$169	$60	$166
Sales and marketing	38	30	268
General and administrative	430	372	464
Change in fair value of INX Token warrant liability	528	(936)	(204)
Total token-based compensation expense (income)	$1,165	$(474)	$694

NOTE 14: RELATED PARTIES

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

During the year ended December 31, 2025, and 2024, the Company recognized service revenue of $0 and $871, respectively, and cost of services of $0 and $836, respectively, for providing services to Nabatech. Prepaid expenses and other receivables include $0 and $605 due from Nabatech as of December 31, 2025, and 2024, respectively.

As of December 31, 2025, the Company reassessed the receivables amount and decided to record a full credit loss provision of $1,838 thousand on all outstanding balances with Nabatech. In addition, the Company offset all it׳s financial obligations by the amount of $1,207.

The following balances are held with or by related parties as of December 31, 2025, and 2024:

	December 31
	2025	2024
Assets:
Prepaid expenses and other receivables	$-	$1,417
Total	$-	$1,417

Liabilities:
Accounts payable and accrued expenses	136	242
INX Token liability	67	2,423
INX Token warrant liability	-	464
Total	$203	$3,129

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 14: RELATED PARTIES (Cont.)

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2025, and 2024 mainly include service revenue earned from Nabatech, and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2025	2024	2023

Service revenue	$-	$863	$976
	$-	$863	$976

Cost of service:
Compensation and benefits	-	226	226
	$-	$226	$226

Research and Development:
Compensation and benefits	$592	$263	234
Share-based compensation	11	24	190
INX Token-based compensation	-	34	41
	$603	$321	$465

Sales and marketing:
Compensation and benefits	203	167	-
Share-based compensation	76	37	-
INX Token-based compensation	23	14	-
	$302	$218	$-

General and administrative:
Compensation and benefits	2,912	2,760	2,934
Share-based compensation	204	884	1,702
INX Token-based compensation	139	296	396
	$3,255	$3,940	$5,032
Total compensation and benefits	$4,160	$4,705	$5,723

Reserve Fund distribution	$3,173	$-	$-
Change in fair value of INX Token and warrant liabilities	$1,135	$(2,943)	$(830)

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

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: EQUITY

Composition of share capital:

	December 31
	2025		2024
	Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares with 0.01 GBP par value per share	100,000,000	47,635,875	100,000,000	47,635,875

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

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain (loss) on foreign currency translation	Total
Balance as of December 31, 2022	$(929)	$(325)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	77	-	77
Unrealized gain on available-for-sale securities	1,086	-	1,086
Foreign currency translation	-	(53)	(53)
Balance as of December 31, 2023	$234	$(378)	$(144)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	(265)	-	(265)
Unrealized gain on available-for-sale securities	600	-	600
Foreign currency translation	-	44	44
Reclassification on sale of subsidiary	-	356	356
Balance as of December 31, 2024	$569	22	591
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	(710)	-	(710)
Unrealized gain on available-for-sale securities	141	-	141
Foreign currency translation	-	(22)	(22)
Balance as of December 31, 2025	$-	-	-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

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

On June 27, 2025, the Parent Company shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 49,192,357 common shares of the Parent Company.

b.	During the years ended December 31, 2025, and 2024, the activity related to stock options under the Plan was as follows:

	2025		2024
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1	31,636,487	0.45	27,775,946	$0.46
Granted	100,000	0.06	13,826,046	0.09
Forfeited	(12,395,523)	0.68	(7,065,822)	0.44
Exercised	(19,340,964)	0.10	(2,899,683)	0.05
Balance as of December 31	-	-	31,636,487	$0.45
Stock options exercisable at the end of year	-	-	11,551,492	$0.59

The weighted average fair value of the options granted during the years ended December 31, 2025, and 2024, based on the exercise price as of the grant date, was $0.18 and $0.09 per option, respectively.

Upon closing of the Arrangement (as described in note 1) options which were in the money were accelerated resulting in the Company recording $271 share-based compensation expenses in 2025.

c.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted under the Plan using the Black- Scholes option pricing model:

	2025	2024

Expected term (years)	10	10
Expected volatility	160%	87.40% -101.50%
Exercise price	$0.00-0.12	$0.07-0.30
Risk-free interest rate	4.5%	3.142% -3.609%
Dividend yield	-	-

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: SHARE-BASED PAYMENT (Cont.)

d.	Share options and restricted stock of the Parent Company granted to employees, directors and service providers under the Plan during the years ending on December 31, 2025, and 2024:

1.	On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

2.	On January 8, 2024, the Company committed to grant options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2023.

3.	On January 8, 2024, the Company granted certain employees and a service provider option to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.22), with the vesting period over 4 years.

4.	On May 26, 2024, the Company granted certain employees and a service provider option to purchase 4,477,694 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.1 ($0.074), with the vesting period over 4 years.

5.	On May 26, 2024, a key officer, through his wholly owned entity, was awarded 471,336 restricted share units. All shares shall fully vest on May 26, 2028.

6.	On December 17, 2024, the Company granted certain employees and a service provider option to purchase 434,000 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.07 ($0.052), with the vesting period over 4 years.

7.	On December 17, 2024, certain employees, directors and service providers received 2,249,206 restricted common share units of the Company on a cashless basis. Restricted share units shall vest over the period of 4 years, and all shares fully vested on December 17, 2028.

8.	On April 29, 2025, the Company granted to a service provider an option to purchase 50,000 common shares of the Company at the price equal to the fair value per share at the effective date of the grant at a price of CAD 0.15, with a vesting period over 4 years.

9.	On April 29, 2025, the Company granted to an employee 50,000 RSU׳s of the Company with vesting period over 4 years.

e.	For the years ended December 31, 2025, 2024 and 2023, the Company recorded share-based compensation expense of $328, $1,212 and $2,724, respectively, related to stock options and restricted stock units granted under the Plan.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 17: INCOME (LOSS) PER SHARE

Earnings (loss) per share, basic and diluted

The net income (loss) and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	Year ended December 31
	2025	2024	2023
Net income (loss) from continuing operations used in the calculation of earnings (loss) per share, diluted	$(51,223)	$19,647	$(12,055)
Net income (loss) from discontinued operation used in the calculation of earnings (loss) per share, diluted	$(34)	$1,250	$290
Weighted average number of Ordinary Shares for the purposes of earnings (loss) per share, basic and diluted	47,635,875	47,635,875	47,635,875

NOTE 18: FINANCIAL RISKS AND RISK MANAGEMENT

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

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: FINANCIAL RISKS AND RISK MANAGEMENT (Cont.)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2025, and 2024, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. On February 28, 2026, a joint offensive by Israel and the United States, named ‘Roaring Lion,’ was launched against Iranian government targets with the aim of degrading Iran’s nuclear and ballistic missile capabilities. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan and has taken necessary steps in line with such a plan, in an effort to ensure that operations and service to customers remain consistent.

NOTE 19: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Digital assets segment - development and operation of an integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

2.	Brokerage segment - Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. Following the sale agreement signed on August 29, 2024, this segment was sold on November 29, 2024. The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income.

b.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Year ended December 31
	2025	2024	2023

Digital Asset Segment:
Switzerland	$-	$871	$976
United States	$159	$231	$149
United Kingdom	$34	$56	$4
Japan	$51	$44	$107
State of Israel	$16	$16	$21
Gibraltar	$5	$-	$11,380
South Korea	$25	$20	$37
Other	$28	$55	$114

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 19: OPERATING SEGMENTS (Cont.)

c.	Revenue from major customers:

Revenue from major customers which account for 10 percent or more of total revenue as reported in the financial statements:

	Year ended December 31
	2025	2024	2023

Customer A (*)	$-	$659	$976

(*)	See note 14 - Related parties

NOTE 20: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2025	2024	2023
Cost of service
Compensation and benefits	$-	$584	505
Share-based compensation	-	-	-
Token-based compensation	-	-	-
	$-	$584	505
Research and development
Compensation and benefits	$2,989	$2,146	2,053
Share-based compensation	53	191	400
Token-based compensation	169	60	166
	$3,211	$2,397	2,619

Sales and marketing
Compensation and benefits	$1,070	$1,769	1,637
Share-based compensation	(17)	98	443
Token-based compensation	38	30	268
	$1,091	$1,897	2,348

General and administrative
Compensation and benefits	$3,587	$2,617	3,036
Share-based compensation	292	922	1,882
Token-based compensation	430	372	464
	$4,309	$3,911	5,382

During the years ended December 31, 2025, and 2024, the Company incurred costs of $760 and $707, respectively, related to contributions to employee post-retirement benefit plans.

INX LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2025, 2024, AND 2023

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 21: TAXES ON INCOME

The Company is a Canadian corporation for Canadian tax purposes and as such subject to British of Columbia taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore federal income taxes are calculated as if the Company filed separate federal income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Israel corporate income tax rate – 23 percent in 2025, 2024 and 2023

●	United States federal weighted tax rate - 21 percent (30.8 percent state weighted tax rate)

●	Gibraltar tax rate - 12.5 percent and 10 percent before August 1, 2021.

a.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $81,256 as of December 31, 2025. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

b.	Theoretical tax:

As the Company and its subsidiaries incurred operating losses during the years ended December 31, 2025 and 2024 for which deferred income taxes were not recorded, as mentioned in Note 22a, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

NOTE 22: SUBSEQUENT EVENTS

a.	On February 15, 2026, the Company delisted the INX Token from the INX One trading platform. This decision was made following a strategic internal review of the Company’s offerings, administrative requirements and other related factors. As a result of the delisting, the INX Token is no longer available for secondary market trading on the Company’s platform. The Company continues to recognize the rights of INX Token holders pursuant to the terms of the INX Token Purchase Agreement. The Company cannot provide assurance that an alternative trading venue will develop or be maintained, which may limit the ability of holders to divest their positions.

b.	On March 31, 2026, the Company sold its 33% interest in Nabatech (see note 6) to SICPA for $500, which was received on April 1, 2026.